Form 20-F
period 2000-09-30
ENODIS PLC
filed 2001-04-12
CIK 1116547

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 20-F

             Annual Report Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

                 For the Fiscal Year Ended September 30, 2000

                        Commission file number: 1-15032

                                  ENODIS PLC
            ------------------------------------------------------
            (Exact Name of Registrant as Specified in Its Charter)

                               England and Wales
            ------------------------------------------------------
                (Jurisdiction of Incorporation or Organization)

                           1 Farnham Road, Guildford
                        Surrey, GU2 4RG United Kingdom
                        -------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


Title of each class:                                 Name of each exchange on which registered:
--------------------                                 -----------------------------------------
Ordinary Shares* of nominal value 50p each,                      New York Stock Exchange
represented by American Depositary Shares.
Each American Depositary Share represents
four Ordinary Shares

*Ordinary Shares will not be listed in the U.S.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     None.
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act:  None.

     The total number of outstanding shares of the issuer's common stock as of September 30, 2000 was 250,074,985 ordinary shares.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.    Yes    X     No ____
                                                   ---

     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17. ___    Item 18.    X
                           ---

     As used in this report, "we," "us," "our" and "Enodis" mean Enodis plc, a public limited company incorporated and registered under the laws of England and Wales, and its subsidiaries, unless the context indicates a different meaning. The term "ordinary shares" means our ordinary shares, nominal value 50p each.

     Our financial statements included in this report have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which differ in some respects from accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), as applied by us in preparing our statutory financial statements and annual report and accounts. The financial information contained elsewhere in this report, except as otherwise noted, is in accordance with U.S. GAAP. Our fiscal year consists of the 52 or 53 weeks ending on the Saturday nearest to September 30. Fiscal 1999 had 53 weeks. Fiscal 2000, 1998, 1997 and 1996 each had 52 weeks.

     This report contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information. These statements typically are identified by the use of words such as "may," "will," "expect," "anticipate," "believe," "estimate" and similar words, although some forward-looking statements are expressed differently. These statements by their nature involve substantial risks and uncertainties, many of which are beyond our control. They are not guarantees of future performance. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause our results to differ materially from our expectations are described under "Item 3. Key Information -- Risk Factors" and elsewhere in this report.


                                    PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

         Currency Conventions and Exchange Rate Information

         Our financial statements included in this report are prepared in British pounds. The table below shows, for the periods indicated, the exchange rates for pounds, expressed in U.S. dollars per pound, based on the noon buying rate of the U.S. Federal Reserve Bank on the relevant dates.

               Monthly Exchange Rates                                       Yearly Exchange Rates*
-----------------------------------------------------          -----------------------------------------------
        Month                High            Low                     Fiscal Year Ended           Average
----------------------    -----------    ------------          -----------------------------------------------
October 2000                 1.47            1.43              September 28, 1996                 1.54
November 2000                1.45            1.40              September 27, 1997                 1.64
December 2000                1.50            1.44              September 26, 1998                 1.66
January 2001                 1.50            1.46              October 2, 1999                    1.63
February 2001                1.48            1.44              September 30, 2000                 1.55
March 2001                   1.47            1.42

__________________
* Based on the average of the exchange rates on the last day of each month during the year.

      The exchange rate on April 9, 2001 was $1.45 per pound.

     Throughout this report, some amounts that are expressed in U.S. dollar amounts have been translated from pounds. The exchange rate used for these translations is $1.4785 per pound, the exchange rate on September 30, 2000. The translations have been provided for your convenience. You should be aware, however, that fluctuations in the exchange rate between the pound and the dollar affect the actual values of the amounts that have been translated. Therefore, the dollar value of these amounts when you are reading this report are likely to be different from the dollar amounts shown.

 Selected Financial Data

     The following selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements, including the notes to them, and other financial information appearing in this report. The selected statement of income data set forth below for fiscal 2000, 1999 and 1998, and the balance sheet data at September 30, 2000 and October 2, 1999 are derived from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this report. The selected statement of income data for fiscal 1997 and 1996, and the balance sheet data at September 26, 1998, September 27, 1997 and September 28, 1996 are derived from the audited financial statements appearing in our registration statement on Form 20-F filed with the SEC on July 5, 2000 and in our annual report and accounts for fiscal 1998 and 1997.

     The data for each of the periods presented has been restated to reflect the effects of accounting for the building and consumer products business as a discontinued operation. See "Item 4. Information on the Company - Operating and Strategic Changes." and Note 3 to our financial statements included in this report.

                                                                          U.S. GAAP                                  U.K. GAAP
        (in millions, except share data)                            Fiscal Year Ended (1)                      Fiscal Year Ended (1)
                                                 -----------------------------------------------------------------------------------
            Statement of Income Data               Sept. 30,  Sept. 30,   Oct. 2,   Sept. 26,   Sept. 27,      Sept. 27,   Sept. 28,
                                                    2000(2)       2000       1999        1998        1997         1997        1996
                                                   ---------      -----     -----       -----       -----         -----       -----
                                                       $         (Pounds)  (Pounds)   (Pounds)    (Pounds)       (Pounds)   (Pounds)
Net Sales                                            1,337.2      904.4     490.7       335.9       302.7         302.7       302.4
Operating Profit                                       114.7       77.6      43.1        28.6        23.8          30.2        31.8
Amortization expense                                    55.7       37.7      19.3        15.7        16.1            --          --
Income from continuing operations                       13.5        9.1      10.6         2.2         4.7           7.0        11.6
Income from discontinued operations                     23.9       16.2      16.7        14.1        32.8          49.8         7.9
  And extraordinary gain                           ---------      -----     -----       -----       -----         -----       -----

Net income                                              37.4       25.3      27.3        16.3        37.5          56.8        19.5
Basic earnings per ordinary share (pence):
  Income from continuing operations                       .06       3.9p      6.7p        1.5p        3.1p          4.6p        7.6p
  Discontinued operations and extraordinary gain          .10       6.9p     10.7p        9.3p       21.6p         32.6p        5.2p
                                                   ---------  ---------   -------   ---------   ---------     ----------   ---------
  Net income                                              .16      10.8p     17.4p       10.8p       24.7p         37.2p       12.8p
Diluted earnings per ordinary share (pence):
  Income from continuing operations                       .05       3.6p      7.6p        1.4p        3.1p          7.5p        6.7p
  Discontinued operations and extraordinary gain          .10       6.5p      6.7p        9.2p       21.3p         19.8p        5.4p
                                                   ---------  ---------   -------   ---------   ---------     ----------   ---------
  Net income                                              .15      10.1p     14.3        10.6p       24.4p         27.3p       12.1p
Dividends per ordinary share (pence):(3)                  .20     13.75p     12.5p        9.5p        6.5p          6.5p        4.5p

                                                                  U.S. GAAP                                   U.K. GAAP
(in millions)                                               As at Fiscal Year End                        As at Fiscal Year End
                                                ---------------------------------------------    -----------------------------------
Balance Sheet Data                                   2000(2)     2000      1999      1998           1998      1997      1996
                                                    --------    -------   -------    -----         ------    ------    ------
                                                       $       (Pounds)  (Pounds)  (Pounds)       (Pounds)  (Pounds)  (Pounds)
Total assets                                       1,943.0     1,314.2   1,281.9     728.2          337.6     341.3     414.9
Net assets                                           867.5       586.8     492.7     344.1         (162.9)   (138.3)   (173.4)
Capital stock                                        184.8       125.0     105.8      76.6           76.3      76.3      76.3
Number of ordinary shares (3)                        250.1       250.1     211.6     153.2          153.2     152.6     152.6
Long term debt                                       548.7       371.1     445.8     238.9          238.9     245.0     346.0

_____________________________
(1)  For a description of our fiscal year, see page 1.

(2) Convenience translation at the rate of $1.4785 per pound, as described above.

(3) The dividend amounts shown are the amounts paid or declared for the years shown.

     Risk Factors

Our loan documents contain restrictions that limit our ability to incur indebtedness and to make acquisitions and other investments.

     Our credit facility contains restrictive covenants, including covenants limiting our ability to:

     .   create liens on our properties;
     . make any acquisition exceeding (Pounds)85 million or, in any fiscal year, disposals exceeding (Pounds)85 million, other than any disposal of our building and consumer products business;
     .   enter into sale and leaseback transactions;
     .   make loans;
     .   reorganize or enter into mergers; and
     .   substantially change the nature of our business.

     These covenants limit our ability to finance future operations, capital needs and acquisitions and to engage in other business activities that may be in our interest. See "Item 5. Operating and Financial Review and Prospects-- Liquidity and Capital Resources".

We may not be able to meet the financial covenants in our credit facility agreement.

     In addition to the covenants described above, the credit facility agreement requires the maintenance of a minimum net worth amount, a maximum leverage ratio, a minimum interest cover ratio and a minimum guarantor cover ratio. Reductions in revenues, the timing of planned real property sales or a failure to achieve cost reductions may make it difficult for us to meet these financial covenants. A failure to meet the financial covenants, if not waived or resolved through negotiation with the lenders, or a change in control of Enodis, would entitle the lenders to accelerate the maturity of substantially all of our long-term debt.

Our food equipment customers may be responsible for significant fluctuations in our revenues

     Large-scale purchasers of food equipment with multiple locations, such as international fast food restaurant chains and food retail chains, seek continual product improvement. Changes and upgrades in their menu items and in automated or energy efficient equipment often require the addition or replacement of food equipment in a large number of outlets over a short period of time. This could result in a significant increase in our revenues over that initial period followed by a decrease in revenues until the next replacement cycle. In addition, our ability to realize upon our investment of development resources for large-scale customers' projects will be affected by any decision of a customer to modify, delay or terminate a project. Furthermore, reductions in purchases by large-scale customers due to downturns in the economy or decisions by them to cut back on expansion will result in reduced revenues to us. These purchasing patterns are beyond our control and could result in substantial fluctuations in our operating results.

Competition in the food equipment business from global and local manufacturers could prevent us from successfully marketing a full line of products on a global basis

     In the food equipment industry, competition is primarily based on product features, reliability, durability, technology, energy efficiency and price. We have a number of competitors in each product line that we offer. Some of our competitors are divisions of large companies that have greater financial and marketing resources than we possess. In addition, some competitors can focus on particular product lines or geographical regions to prevent our entry locally or in a particular product category. These competitors could disrupt our marketing strategy to offer a full line of food equipment on a global basis. Furthermore, we believe that competition among the larger companies in the industry is intensifying as growing foodservice and supermarket chains consolidate their supplier base and increase their purchasing power. This may result in increased pressure on pricing and decrease the number of potential customers.

Price increases in some materials and sources of supply could affect our sales and profitability

     We use large amounts of stainless steel, aluminum, timber and electronic controls in the manufacture of our products. Significant increases in the prices of these materials could increase our overall costs. If we are not able to absorb future price increases or to pass them on to our customers, our margins could be adversely affected.

Our technological innovations and proprietary rights may not protect us effectively from innovations by competitors

     Our ability to respond to our large customers' needs in the food equipment industry depends in part on our ability to provide product features and technological innovations superior to those offered by our competitors. It also depends on our ability to be the first among our competitors to offer those features and innovations. Some of our success in the past has been due to our ability to license technology and to obtain and maintain patent protection of our proprietary technology, designs and other innovations. See "Item 4. Information on the Company--Proprietary Rights." We may not be able to develop new features or technological innovations sufficient to effectively compete. Also, it is possible that our patented technology could be successfully challenged or circumvented by competitors. We could be at a competitive disadvantage if another company develops a significant technological improvement to an important line of products.

     We also have trade secrets and proprietary know-how. We generally enter into confidentiality agreements with our employees regarding our trade secrets and proprietary information, but these employees could breach their obligation to maintain the confidentiality of our trade secrets or proprietary information. Our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

Sales and profits of our building and consumer products business may be affected by downturns in the U.K. housing market

     Our performance in the building and consumer products market is subject to fluctuations in economic conditions of the U.K. housing market. The strength or weakness of this market, both for new home sales and sales of existing homes, affects the demand for our products within the home construction and renovation sectors. In the event of an economic downturn in either of these sectors, home sales may slow, and our sales and profits could be adversely affected.

Our competitors in the sale of joinery products in the U.K. may erode our market share

     In the U.K. joinery and related building products sector, we compete in price-sensitive product lines. See "Item 4. Information on the Company-- Building and Consumer Products--Competition." It is important to us to maintain our sales margin. As a result, in this sector, we may lose market share to competitors willing to sell competing products at lower prices and lower margins.

Our business may be disrupted during a transition period because of the change in our reporting and organizational structure.

     We have begun to implement a new reporting, sales and marketing structure for our food equipment business. This change in reporting and operating structure places some strain on our management, operations, employees and other resources. Management and employee resources that might otherwise be used to expand and enhance our business are engaged in implementing the new structure and on reorganization projects. In addition, the transition will require significant new investment in information technology and other systems, employee training and other management changes, the costs of which are difficult to quantify.

Currency fluctuations, repatriation risk and other risks with respect to our foreign operations could affect our profitability and growth

     We sell products in over 65 countries and have manufacturing operations in ten countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. We also face currency translation exposure arising from translating the results of our global operations to pounds. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

     Some international jurisdictions may restrict repatriation of our non-U.K. earnings. Various foreign jurisdictions also have laws limiting the right and ability of entities to pay dividends and remit earnings to affiliated companies unless specified conditions are met. International operations generally are subject to various political risks that are not present in U.S. operations, including the risk of war or civil unrest, expropriation and nationalization. In addition, unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could affect our profitability or growth plans.

The adoption of the euro may result in lower profits

     On January 1, 1999, 11 member countries of the European Union adopted the euro, fixing translation rates between those countries' existing national currencies and the euro. Until January 1, 2002, either the euro or a participating country's national currency will be accepted as legal currency. Beginning on January 1, 2002, only euro-denominated bills and coins will be issued, and national currencies will be withdrawn from circulation. The use of a common currency throughout Europe might permit our customers to more readily compare the prices of our products. This may lead to uniform pricing of our products in countries in the European Union. Uniform pricing may adversely affect our profits. To date, the adoption of the euro has not been a significant factor in any of our pricing practices and has not adversely affected our profits.

Item 4.  Information on the Company

          Our History and Recent Development

     Our origins date back to the mid-nineteenth century, when our business was founded as a small food merchant based in the north of England. We incorporated in 1910 under the name S. & W. Berisford (1910) Limited and re-registered in 1982 as a public limited company. We are subject to the Companies Act of 1985, as amended, and are registered with The Registrar of Companies for England and Wales. In 1995 we changed our name to Berisford plc, and in June 2000 we changed our name to Enodis plc.

     Our principal office is located at 1 Farnham Road, Guildford, Surrey, GU2 4RG U.K., telephone number: (44) 1483-549-080. Our principal U.S. office is located at 2227 Welbilt Boulevard, New Port Richey, Florida 34655, telephone number: (727) 376-8600. We maintain an Internet web site at www.enodis.com.

Recent Acquisitions and Capital Expenditures

     In fiscal 2000, we acquired Merrychef Holdings Limited, a U.K. company, a portion of the business of Seco(R) Products and the balance of the shares of Scotsman Response Limited (formerly, Total Cellar Systems Limited), a U.K. company, that we did not previously own. Merrychef contributed rapid-cooking technology expertise that allows our customers to cook frozen foods in much less time. The total cost of these acquisitions was (Pounds)19.7 million, of which (Pounds)16.9 million was attributable to the acquisition of Merrychef. In fiscal 2001, to date, we acquired Jackson MSC Inc., a leading U.S. manufacturer of dishwashers, and the E-Flow oven product line. The total cost of these acquisitions was $43.0 million.

     During the past three fiscal years, we made capital expenditures for equipment and construction of new facilities for continuing operations in the aggregate amount of (Pounds)20.6 million, (Pounds)20.8 million and (Pounds)8.0 million in fiscal 2000, 1999 and 1998, respectively. These included the construction of a new 135,000 square foot manufacturing facility in Shreveport, Louisiana for our Frymaster subsidiary and a 25,000 square foot facility in New Port Richey, Florida to house our Enodis Technology Center. The Frymaster facility was completed in November 1999, and the Technology Center was completed in March 1999. In June 2000, we completed a 17,000 square foot addition to the Technology Center which, among other things, is our new principal office in the U.S. The total cost of acquiring, building and equipping the Frymaster facility was (Pounds)9.7 million. The cost of the initial acquisition, building and equipping of the Technology Center was (Pounds)2.2 million, and the cost of the addition to the Technology Center was (Pounds)0.9 million.

     In addition, we have begun the construction of a new factory for our Convotherm subsidiary in Germany, which we expect to cost about (Pounds)3.0 million, and a new factory for our Viscount Catering subsidiary in the U.K. These factories are expected to be completed in fiscal 2001. See "Property, Plant and Equipment."

Operating and Strategy Changes

     During fiscal 2000, the first full fiscal year of operations since our August 1999 acquisition of the Scotsman companies, we integrated those principally "cold side" businesses with our existing "warm side" businesses. We were able to achieve cost savings by closing redundant Scotsman manufacturing facilities and Scotsman's former executive offices. We have recently announced the closure of our Conyers, Georgia plant, resulting in a reduction in headcount of about 400. Further plant closures are planned during the second half of fiscal 2001. These measures will eliminate a significant proportion of our surplus capacity. Our strategy has been to broaden our product line to be able to bundle product groups and to offer comprehensive solutions to meet the needs of our large purchasers in particular.

     In fiscal 2000, we took steps to consolidate our equipment and service brands under the global Enodis(TM) brand umbrella. Our new name, Enodis, is based on a Latin word that may be translated as "solution provider." We adopted the new name to reflect our commitment to meet our customers' needs, through a comprehensive package of products and services, with equipment and technology solutions.

     Our Board of Directors has authorized our management to actively seek a buyer for our building and consumer products business. We cannot assure you that will complete a sale of this business. Under these circumstances, however, U.S. GAAP requires that our financial statements, and some other parts of this report, present this business as a discontinued operation. See Note 3 to our financial statements included in this report. This accounting treatment differs from U.K. GAAP, which does not require a segment to be presented as discontinued until a sale has occurred.

     Business Overview

     Our business consists primarily of a global commercial food equipment business. We also have a U.K. building and consumer products business, which we are seeking to sell and is therefore reflected in our financial statements as a discontinued operation. For a summary of net sales by geographic market for each of the last three fiscal years, see Note 14 to our financial statements included in this report.

     During fiscal 2000, our operations were organized under five principal operating units as follows:

     . the Welbilt group, which manufactures commercial cooking and warming products, primarily in the U.S., Canada, France, Spain, Germany and the U.K;

     . Kysor Panel Systems and Kysor/Warren, which manufacture walk-in refrigerated enclosures, refrigerated display cases and frozen food display cases, primarily in the U.S. and Australia;

     . the Scotsman Ice group, which manufactures ice machines and refrigerated storage equipment, primarily in the U.S., Italy and China;

    . Scotsman Beverage Systems, which manufactures beverage dispensing systems in the U.S., U.K. and Germany; and

    . Magnet, which manufactures and sells residential kitchen, bedroom and bathroom furniture and fixtures, as well as joinery and building products, in the U.K.

     In fiscal 2001, in order to more efficiently manage our operations and to make our entire product line available to all our customers, we have taken steps to reorganize our food equipment reporting and sales and marketing resources under the following three major groups:

    .    Food Service North America;
    .    Food Service Europe and Rest of World; and
    .    Food Retail.

Food Equipment

     The commercial food equipment industry consists of all types of equipment used in the cooking, warming, storage, preparation, display, service and delivery of food. The products are generally categorized as foodservice equipment, which is used by restaurants, fast food chains, hospitals and other institutions, and retail food equipment, which is used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores. The commercial food equipment industry worldwide represents approximately $25 billion in annual sales. We believe that we are the leading commercial food equipment manufacturer in the world, with sales in over 65 countries. Our fiscal 2000 net sales of food equipment were (Pounds)884.5 million ($1.3 billion). Our food equipment products include cooking and warming products, refrigerated display cases and systems, ice machines, food storage and preparation products, beverage systems, serving products, ventilation equipment and dishwashing equipment.

     From fiscal 1998 to fiscal 2000, our net food equipment sales more than doubled through our dual growth strategy of internal development and acquisitions. We believe that our food equipment business now offers the following:

    .    the broadest product line available from a single supplier;
    .    technological flexibility;
    . manufacturing capabilities in ten countries located on four continents; and
    . an extensive distribution and service network covering over 65 countries throughout the world.

    The Scotsman acquisition, together with several other recent acquisitions, gave us the broadest product range in the industry, expanded our manufacturing capabilities geographically and extended our service, distribution and sales networks.

    We intend to grow through the design of innovative, customized products and solutions for our customers' food equipment requirements, by providing superior product service and support and by building close working relationships with our customers. We do not have long-term contracts with our customers. Therefore, it is important that we maintain good relations with our customers.

    Our objective is to become the preferred provider of complete food equipment solutions to large scale foodservice and food retail equipment purchasers throughout the world. More and more often, these purchasers are operating their businesses internationally and sourcing globally. Therefore, they seek to achieve efficiencies by aligning themselves with suppliers that can provide complete solutions for their needs and offer:

    .    broad, high-quality product lines;
    .    customization capabilities;
    . a strong aftermarket service organization to support multiple international locations; and

    .    a scale of activities large enough to support their purchasing needs.

    Additionally, the business of local and regional purchasers remains important to us, and we also strive to continue to satisfy their particular requirements.

Products

     Cooking and Warming Products. We design, manufacture and sell commercial fryers and frying systems, steamers, kettles, skillets, ovens, ranges, combi-ovens, conveyor ovens, cook-chill, broilers, grills, donut making equipment and cookware. These products are sold for use in restaurants, hotels, institutions, supermarkets and other home food replacement outlets worldwide. We are the market leader in this sector in North America, with a wide range of products and brands and extensive service coverage. We sell cooking and warming products in several geographic markets under a variety of brand names including Frymaster(R), Garland(R), Cleveland(TM), Convotherm(R), Lincoln(R), Belshaw(R), Moorwood Vulcan(R), Electroway(R), Henry Nuttall(R), Technyform(R), Dean(R), US Range(TM), Merco(R), Savory(R), Lef Bishop(R), Merrychef(R), Delfield(R) and Wearever(R).

     Refrigerated Display Cases and Systems. We design, manufacture and sell refrigerated self-serve cases, service deli cases, custom merchandisers and refrigeration systems. Our customers for these products include supermarkets and convenience stores. We are one of the leading U.S. manufacturers in this sector with national sales and technical support capabilities. We are also the market leader in Australia. We believe that consolidation in the global supermarket industry, coupled with increasing hygiene standards for food storage, will fuel increasing worldwide demand in this category for both standard and customized products. We sell these products under the brand names Kysor//Warren(R), Sadia(TM), Comcool(TM), QAL Refrigeration(TM), Lawrence(TM), Delfield(R) and Austral(R).

     Ice Machines. We design, manufacture and sell ice making and ice dispensing equipment for use by restaurants, hotels, supermarkets and institutional food preparation customers. Our range of products produce ice cubes, flakes, scales and nuggets. We are a global leader in this product line. We sell ice machines under a variety of brand names including Scotsman(R), Ice-O-Matic(R), Icematic(R), Bar-Line(R), Simag(R), Mile High(R) and New Ton.

     Food Storage and Preparation Products. We make modular insulated panels and doors to provide walk-in refrigerated enclosures, environmental rooms and freezers. We also make commercial refrigerators and freezers, dough retarders and blast chillers. We manufacture a wide range of food preparation equipment such as mixers, peelers, preparation tables and integrated workstations. We sell these products under the brand names Kysor(R) Panel Systems, Delfield(R), Sammic(R), Tecnomac(R), Varimixer(R) Prolon(R), TechniDoors(TM), Wearever(R) and Redco(R).

     Beverage Systems. We design, manufacture and sell a full range of soft-drink and beverage dispensing equipment, for pre-mix and post-mix, undercounter and remote applications, combination ice and soft-drink dispensing units, custom beer cooling and related accessories to global and national soft-drink companies and brewers. Additionally, our ice manufacturing leadership provides us with an opportunity to capitalize on ice/drink product developments. We sell beverage systems under the brand names Scotsman(R), Hartek(R) and Booth(R).

     Meal Preparation Systems. Our food delivery systems and serving products include insulated trays, trolleys, carts, cook-chill systems and disposables, which enable hospitals and institutions to provide meals in quantity, at the required temperature, hygienically and efficiently. We also sell vacuum packing equipment. We have a strong presence in the serving products business in both the U.S. and Germany. We sell these products under the brand names Aladdin Temp-Rite(R), Seco(R), Guyon(R), Shelleyglas(R), Shelleymatic(TM), Advanced(TM) and Delfield(R).

     Air Purification and Ventilation Equipment. We manufacture air purification systems and ventilation hoods. The growth of ventilation products is being driven by increasingly stringent requirements for odor control, tightening environmental regulations and the need to retrofit existing buildings with ventilation systems. Our brands for these products include Vent Master(R) and Airtech(R).

     Warewashing Equipment. We manufacture commercial dishwashing and other warewashing equipment. We recently expanded our presence in this category with the purchase of Jackson MSC Inc. Our brands for these products are Jackson(R) and Sammic(R).

Product Development and Customized Solutions

     Our Enodis Technology Center in Florida designs and develops customized solutions for customers with the assistance of our on-site marketing and customer service teams. At the Technology Center, new products can be designed, prototyped, tested, demonstrated, evaluated and refined. The engineering and marketing teams at the Technology Center work directly with customers to provide innovative design and technology solutions for their requirements, especially large-scale customers with complex needs. The Technology Center works together with our operating subsidiaries so that our products can incorporate technology that provides enhanced reliability, labor savings, energy efficiencies and the menu flexibility to meet our customers' needs. We believe that our design capabilities position us to keep pace with current technological innovations. The Technology Center helps us to build partnerships between our operating groups and our customers to exploit design and technology opportunities.

Sales and Marketing

     Our Food Service equipment groups sell our products primarily through dealers and distributors and, in the U.S., commissioned sales representatives. Key account managers directly serve chain restaurants with more than 150 outlets. Our marketing, emphasizes high quality branded products, technology leadership and solutions, aftermarket support, innovative packages of services and dealer education. Our labor-saving, energy-efficient products and ergonomic layouts, together with the broad range of our products, intensive service support and our technological and design flexibility, allow us to create packages of solutions to serve the unique needs of each of these large customers.

     Our Food Retail equipment group caters particularly to the expanding global retail chains, which favor vendors who can deliver reliable hot and cold side solutions worldwide at competitive prices. Our international manufacturing and distribution capabilities, together with our engineering staff, help us to provide a comprehensive package of food preparation and refrigerated display and storage equipment to these customers. We are also expanding our market to food producers in order to supply the refrigeration needs of the entire chain from grower to consumer.

     We began to take advantage of the bundling opportunities provided by our broad product offering in fiscal 2000 by giving our sales representatives access to our full product line. For instance, our Food Retail group has been given the mandate to penetrate its traditional markets with the new warm side products available to it, and our Food Service groups are promoting innovative kitchen packages to our large chain restaurant customers and our full line to sports
stadiums, hotels and other major projects.   These initiatives required training
of our sales and marketing personnel, which continues in fiscal 2001.

     In fiscal 2000, about 68% of our food equipment sales were in North America, 19% in Europe and 13% in the rest of the world.

     We participate in a variety of trade shows and exhibitions throughout the year, including the annual National Restaurant Association show in the United States, the biennial National Association of Food Equipment Manufacturers' show in the United States, the biennial Hotelympia show in London and the biennial Expo Tour show in Milan, where we present extensive displays of our product lines.

     We also maintain an Internet web site at www.enodis.com. This site provides information about our food equipment products and services and links to the websites of many of our subsidiaries.

Customer Service and Manufacturing

     Our products are generally serviced by authorized dealers and service providers. We have recently added new authorized providers to service our products manufactured in North America. We also have and continue to develop teams of service support engineers and customer service teams based on four continents to provide access to product service and customer support for particular customer groups and geographic regions.

     Enodis now has over 35 food equipment manufacturing facilities located in ten countries on four continents, and we provide service in over 65 countries. See "Property, Plant and Equipment."

Seasonality

     Generally, our sales of food equipment are strongest in the second half of our fiscal year. This is because new construction and installations by customers upgrading or replacing food equipment occur mostly in the warm weather months. In addition, schools usually renovate and replace food equipment during the summer, when classes are not in session.

Sources and Availability of Raw Materials

     The principal materials used in the manufacture of our products are stainless steel and aluminum, as well as electronic components such as computer controls, compressors and motors. These materials are generally available from several sources. Prices for some of these materials or components have varied by up to 15% over the last three years.

Competition

     The global food equipment market is still highly fragmented, although it has begun to experience consolidation. Based on recent SEC filings and analysts' reports, the leading sellers of food equipment are Enodis and Premark, a subsidiary of Illinois Tool Works, each with about 6% of the sales in the $25 billion food equipment industry. The top ten competitors in the industry comprise about one-third of all industry sales. Premark is an international competitor in most of our markets, and these other top competitors are currently either regional or compete with us in particular product market sectors in the industry. Hundreds of smaller companies compete regionally or locally in some product lines for the remaining two thirds of the market.

Building and Consumer Products

     Our Board of Directors has authorized our management to actively seek a buyer for our building and consumer products business. We cannot assure you that will complete a sale of this business. Under these circumstances, however, U.S. GAAP requires that our financial statements, and some other parts of this report, present this business as a discontinued operation. This accounting treatment differs from U.K. GAAP, which does not require a segment to be presented as discontinued until a sale has occurred.

     Through Magnet, we manufacture and sell a broad range of kitchen and bedroom furniture and a range of primarily wood and PVCu joinery products to both retail and trade customers principally in the U.K. Magnet also sells bathroom furniture and fixtures mainly through its subsidiary, C.P. Hart, which also offers some kitchen products. We have increased average order sizes and margins on kitchen products over the past three years primarily through the introduction of new products that add value to our product lines through improved design and enhanced service. We believe that there is a growing demand in the U.K. by affluent customers, who are willing to pay for high-quality products and custom design and installation.

Products

     Kitchen and Bedroom Products. We manufacture, sell and install kitchen furniture and worktops and bedroom furniture. We also sell and install sinks, faucets and appliances through our retail outlets. We have upgraded our showrooms and offer an increasingly broad and high-quality line of products to appeal to the affluent homeowner. We believe that we have a high level of brand awareness within our target market sector. New products successfully launched last year included the Bakersfield, Studio Cherry, Studio Blue and Axis kitchens and Heritage bedrooms.

     Joinery Products. We are a vertically integrated manufacturer and retailer of interior and exterior doors, windows, stairs and various wood and PVCu building products mainly to trade customers, particularly smaller local builders. We can provide these customers with customized joinery products, a broad line of building products and value-added services.

     Bathroom Products. Since 1998, we have designed and sold a wide range of showers, bathtubs, faucets, toilets, bathroom furniture and tiles for retail customers through our five C.P. Hart outlets. These products are manufactured for us by third party manufacturers. We are expanding the comparatively small bathroom products sector of our business by offering new bathroom product lines in many of our Magnet outlets.

Sales and Marketing

     We currently maintain over 225 retail and trade outlets and showrooms in our building and consumer products business. During fiscal 2000, we opened eight new stores, including a new location in Dublin. In fiscal 2001, to date, we have opened one new store. These openings are financed through working capital. At our stores, in addition to knowledgeable sales staff, we also generally have an on-site designer who advises customers with respect to custom design ideas for kitchens, bathrooms and bedrooms.

     We market directly to consumers using newspaper, magazine and television advertising, and we advertise to the building trade in specialist trade journals and market by direct mail.

     We maintain an Internet web site at www.magnet.co.uk containing information about Magnet, including descriptions of our products and a store locator. Trade customers can purchase kitchens online over Magnet's website.

Seasonality

     Sales of our building and consumer products have historically been strongest in our second and third fiscal quarters, following the Christmas holiday, when we typically increase advertising and because customers make home improvements with the return of warm weather. Sales have historically been slowest in our first fiscal quarter.

Customer Service and Manufacturing

     Our customer service is handled by our Customer Care Centre based in Keighley, U.K. Customer service issues are normally related to our installed products, and we respond to these using subcontracted installation teams. Kitchen appliances are serviced by the product supplier.

     We manufacture kitchen, bedroom, joinery and building products at our four manufacturing plants in the U.K. See "Property, Plant and Equipment."

Sources and Availability of Raw Materials

     In the building and consumer products business, we manufacture about 56% of our products in our four factories, and we purchase about 44% of our products from other manufacturers. We purchase timber and particle board from among several suppliers. We currently purchase about 70% of the appliances that we resell from two suppliers, but we believe that other vendors would be able to supply us with comparable appliances, if necessary, without any material interruption to our business.

Competition

     We face competition from market leaders in each of our product lines. The leading sellers in this market are currently MFI and B&Q in bathroom and kitchen products and JELD-WEN UK Ltd in the joinery sector. Our share of this (Pounds)8.2 billion industry is about 3.4%. Most companies in our industry compete in price-sensitive product lines, which is a highly competitive market. Our strategy is to focus our business on the more affluent customers, particularly in our kitchen and bathroom product lines. In the joinery sector, we target jobbers and small house builders and attempt to offer a full range of wood and PVCu joinery products, as well as delivery to the site and factory finishing, which saves the customer time. We also seek to cross-sell our different product lines to builders and customers remodeling their homes.

     Proprietary Rights

     We use a combination of trade secret, copyright and trademark laws and other contractual and technical measures to protect our proprietary rights. Our food equipment business also has filed and been granted patents in the U.S. and in other countries. A few of our products, such as the Lincoln(R) air impingement conveyor ovens, use patents, know-how and other intellectual properties licensed from third parties. Our patents in the food equipment business generally relate to operating features of our products that may be functionally duplicated by competitors. Although we believe that our patents have a cumulative advantage, no material portion of our business depends on any one patent. Consequently, we do not believe that our food equipment business would be adversely affected by the expiration or invalidity of any one of our patents.

     We have registered trademarks to protect our brand names in the U.S., U.K. and many other countries where the branded products are sold. We list many of the brand names associated with our products above under "Business Overview." While we regard our brand names, in the aggregate, as important, we do not consider any of these names, individually, to be material to our business as a whole.

     Subsidiaries

     We currently have over 150 subsidiaries, all but a few of which are wholly-owned, directly or indirectly. Our largest subsidiaries are Magnet Limited in the U.K. and Enodis Corporation, formerly known as Welbilt Corporation, in the U.S.

     Scotsman is a subsidiary of Enodis Corporation. Scotsman owns The Delfield Company, Kysor Industrial Corp. and Garland Commercial Ranges Limited, among others. Enodis Corporation also owns Aladdin Temp-Rite LLC, Lincoln Foodservice Products, Inc., Cleveland Range, Inc., Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Company, Jackson MSC Inc. and Belshaw Bros., Inc., among others. C.P. Hart is a subsidiary of Magnet.

     All of our significant subsidiaries are listed in Exhibit 8.1 to this report, which shows their jurisdiction of incorporation or formation and our ownership interest in them.

     Property, Plants and Equipment

     Our principal office is located at 1 Farnham Road, Guildford, Surrey, GU2 4RG U.K. The following table contains information describing the general character of our principal real properties.


                                                                 Approximate
     Location                   Principal Use                    Square Feet      Products Produced               Owned/Leased
------------------------------------------------------------------------------------------------------------------------------------
1 Farnham Road, Guildford,  Executive office                       3,000          N/A                                     Leased
Surrey, U.K.
------------------------------------------------------------------------------------------------------------------------------------
2227 Welbilt Boulevard      Technology Center and office          42,000          N/A                                     Owned
New Port Richey, FL, U.S.
------------------------------------------------------------------------------------------------------------------------------------
Goodyear, AZ, U.S.          Manufacturing plant and office        50,000          Walk-in coolers and freezers            Leased
------------------------------------------------------------------------------------------------------------------------------------
Gardena, CA, U.S.           Manufacturing plant and office       100,000          Fryers                                  Leased
------------------------------------------------------------------------------------------------------------------------------------
Denver, CO, U.S.            Manufacturing plant, engineering     160,000          Ice machines                            Owned(1)
                            facilities and office
------------------------------------------------------------------------------------------------------------------------------------
Columbus, GA, U.S.          Warehouse                             23,000          Refrigerated display cases              Leased
------------------------------------------------------------------------------------------------------------------------------------
Columbus, GA, U.S.          Manufacturing plant and office       297,000          Refrigerated display cases              Owned
------------------------------------------------------------------------------------------------------------------------------------
Columbus, GA, U.S.          Manufacturing plant and office       154,000          Refrigeration systems                   Owned
------------------------------------------------------------------------------------------------------------------------------------
Conyers, GA, U.S.           Manufacturing plant and office       411,000          Refrigerated display cases              Owned
------------------------------------------------------------------------------------------------------------------------------------
Conyers, GA, U.S.           Warehouse                             81,000          Refrigerated display cases              Leased
------------------------------------------------------------------------------------------------------------------------------------
Corbin, KY, U.S.            Warehouse                             19,550          Dishwashers                             Leased
------------------------------------------------------------------------------------------------------------------------------------
London, KY, U.S.            Warehouse                             35,000          Dishwashers                             Leased
------------------------------------------------------------------------------------------------------------------------------------
Barbourville, KY, U.S.      Manufacturing plant, office, land    115,000          Dishwashers                             Owned
------------------------------------------------------------------------------------------------------------------------------------
Fort Wayne, IN, U.S.        Manufacturing plant and office       358,000          Conveyer ovens, rotisseries and         Leased
                                                                                  kitchenware
------------------------------------------------------------------------------------------------------------------------------------
Shreveport, LA, U.S.        Manufacturing plant, engineering     249,000          Fryers                                  Owned(2)
                            facilities and office                 91,000          Mixers                                  Owned
                                                                 135,054          Non-fryer products                      Owned
------------------------------------------------------------------------------------------------------------------------------------
Mt. Pleasant, MI, U.S.      Manufacturing plant and office       312,000          Food preparation                        Owned(3)
------------------------------------------------------------------------------------------------------------------------------------
Port Gibson, MS, U.S.       Manufacturing plant and office       120,000          Plastic tableware                       Owned
------------------------------------------------------------------------------------------------------------------------------------
Cleveland, OH, U.S.         Manufacturing plant and office        97,600          Steam cooking equipment and cookchill   Owned(4)
------------------------------------------------------------------------------------------------------------------------------------
Portland, OR, U.S.          Manufacturing plant and office        84,000          Walk-in coolers and freezers            Owned
------------------------------------------------------------------------------------------------------------------------------------
Freeland, PA, U.S.          Manufacturing plant and office       225,000          Ovens and ranges                        Owned
------------------------------------------------------------------------------------------------------------------------------------
Fairfax, SC, U.S.           Manufacturing plant and warehouse    327,000          Ice machines                            Owned
------------------------------------------------------------------------------------------------------------------------------------
Johnson City, TN, U.S.      Manufacturing plant and office       110,000          Walk-in coolers and freezers            Leased
------------------------------------------------------------------------------------------------------------------------------------
Covington, TN, U.S.         Manufacturing plant and office       188,000          Food preparation and storage equipment  Leased(5)
------------------------------------------------------------------------------------------------------------------------------------
Nashville, TN, U.S.         Manufacturing plant and office        90,000          Meal delivery systems                   Leased
------------------------------------------------------------------------------------------------------------------------------------
Fort Worth, TX, U.S.        Manufacturing plant and office       118,000          Walk-in coolers and freezers            Owned
------------------------------------------------------------------------------------------------------------------------------------
Dallas, TX, U.S.            Manufacturing plant and office       170,000          Beverage systems                        Leased(6)
------------------------------------------------------------------------------------------------------------------------------------
Seattle, WA, U.S.           Manufacturing plant and office        90,000          Donut making equipment                  Owned
------------------------------------------------------------------------------------------------------------------------------------
Glendenning N.S.W.,         Manufacturing plant and office       154,000          Refrigerated display cases              Owned(7)
 Australia
------------------------------------------------------------------------------------------------------------------------------------
Concord, Ontario, Canada    Manufacturing plant and office       116,000          Steam cookers and cookchill             Leased
------------------------------------------------------------------------------------------------------------------------------------
Mississauga, Ontario,       Manufacturing plant and office       155,000          Ovens, ranges and ventilation equipment Leased
 Canada                     Manufacturing plant and office        35,000                                                  Leased
------------------------------------------------------------------------------------------------------------------------------------
Shanghai, China             Manufacturing plant and office        17,000          Ice machines                            Leased
------------------------------------------------------------------------------------------------------------------------------------
Moneteau, France            Manufacturing plant and office       100,000          Tables, sinks and counters              Leased
------------------------------------------------------------------------------------------------------------------------------------
Bremen, Germany             Office and warehouse                  34,000          Meal delivery systems                   Leased
------------------------------------------------------------------------------------------------------------------------------------
Eglfing, Germany            Office, warehouse and plant          130,000          Combi-ovens                             Leased
------------------------------------------------------------------------------------------------------------------------------------
Radevormwald, Germany       Manufacturing plant and office        35,000          Beverage systems                        Leased
------------------------------------------------------------------------------------------------------------------------------------
Castelfranco, Italy         Manufacturing plant and office       242,000          Ice machines                            Owned
------------------------------------------------------------------------------------------------------------------------------------



                                                                      Approximate
     Location                   Principal Use                        Square Feet  Products Produced                     Owned/Leased
------------------------------------------------------------------------------------------------------------------------------------
Milan, Italy                Manufacturing plant and office             150,000    Ice machines                              Leased
------------------------------------------------------------------------------------------------------------------------------------
Nerviano, Italy             Warehouse and service                       80,000    Ice machines                              Leased
------------------------------------------------------------------------------------------------------------------------------------
Pogliano Mi, Italy          Manufacturing plant and office              50,000    Ice machines                              Leased
------------------------------------------------------------------------------------------------------------------------------------
Azpeitia, Spain             Manufacturing plant and office              77,000    Sanitation products                       Owned
------------------------------------------------------------------------------------------------------------------------------------
Bangkok, Thailand           Manufacturing plant and office              45,000    Ice machines                              Leased
------------------------------------------------------------------------------------------------------------------------------------
Aldershot, U.K.             Manufacturing plant and office              20,000    Microwave ovens                           Leased
------------------------------------------------------------------------------------------------------------------------------------
Darlington, U.K.            Manufacturing plant and office             770,000    Kitchen cabinets                          Owned(8)
------------------------------------------------------------------------------------------------------------------------------------
Flint, U.K.                 Manufacturing plant and office              68,000    Doors and windows (PVCu)                  Owned(8)
------------------------------------------------------------------------------------------------------------------------------------
Halesowen, U.K.             Manufacturing plant and office              84,000    Beverage systems                          Leased
------------------------------------------------------------------------------------------------------------------------------------
Keighley, U.K.              Manufacturing plant and office             944,400    Doors, windows (PVCu and wood) and        Owned(8)
                                                                                  staircases
------------------------------------------------------------------------------------------------------------------------------------
Penrith, U.K.               Manufacturing plant and office             124,000    Doors                                     Owned(8)
------------------------------------------------------------------------------------------------------------------------------------
Poole, U.K.                 Manufacturing plant and office              18,000    Beverage systems                          Owned
------------------------------------------------------------------------------------------------------------------------------------
Preston, U.K.               Manufacturing plant and office               5,000    Beverage systems                          Leased
------------------------------------------------------------------------------------------------------------------------------------
Rochester, U.K.             Manufacturing plant and office              16,000    Ventilation systems                       Leased
------------------------------------------------------------------------------------------------------------------------------------
Sheffield, U.K.             Manufacturing plant and office             129,000    Ovens, ranges and refrigeration products  Leased
------------------------------------------------------------------------------------------------------------------------------------

______________________

(1) Subject to industrial revenue bond financing in the aggregate principal amount of $4.5 million due in 2007.

(2) Subject to variable rate demand industrial revenue bond financing in the aggregate principal amount of $6.6 million due in 2003.

(3) Subject to a security interest in a building section granted pursuant to a Loan Agreement, dated as of August 1, 1983 between The Delfield Company and The Economic Development Corporation of the County of Isabella.

(4) Subject to a mortgage on a portion of the land and building in the aggregate principal amount of $500,000 to secure our obligations under our Loan Agreement with the City of Cleveland.

(5) Leased from the Industrial Development Board of the Town of Covington subject to financing provided by First Tennessee Bank, N.A. The lease provides for the option to purchase the property during and at the end of the lease.

(6) 35,000 square feet sublet to a shoe company. We occupy only 59,000 square feet, and the balance is available for sublet.

(7) Subject to First Registered Mortgage and First Registered Mortgage Debentures over the whole of the assets and uncalled capital and called but unpaid capital of Austral Refrigeration Pty Limited, Kysor/Warren Australia Pty Limited, Austral PCR Management Services, Techni Doors Pty Limited, Lawrence Refrigeration Pty Limited, Q.A.L. National Refrigeration Pty Limited and Austral International Pty Limited, to secure outstanding indebtedness payable to National Australia Bank Ltd.

(8)  These factories produce building and consumer products.

     We have begun the construction of a new factory in Germany for our subsidiary, Convotherm, which produces combi-ovens. The factory, with 58,000 square feet of space, will permit us to consolidate our Convotherm operations in a more convenient and efficient facility by replacing two smaller facilities.
We expect that the construction will cost about (Pounds)3.0 million and will be financed with available cash. We expect to complete the construction in fiscal 2001.

     We have also begun the construction of a new factory, office and distribution building in Sheffield, Yorkshire, U.K. The new building, with 100,000 square feet of space, will be used by our subsidiary, Viscount Catering Limited, and will replace the 129,000 square foot facility now occupied by Viscount under a lease expiring in August 2001. The costs of construction will be financed. We expect to complete the construction in fiscal 2001.

     Metal fabrication, finishing, sub-assembly and assembly operations are conducted at our food equipment manufacturing facilities. Among the major categories of equipment installed at individual locations are numerically controlled turret presses, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems and product testing and quality assurance measurement devices.

     Magnet's production facilities support the manufacture of high volumes of kitchen cabinets, joinery and PVCu products. Magnet's manufacturing strategy is focused on reducing lead times and finished inventory levels, while at the same time achieving higher materials usage. The manufacturing process is enhanced by numerically controlled machines that provide flexible batch size alternatives, allowing product customization when required.

     Magnet's outlet stores are generally leased free-standing buildings averaging about 10,000 square feet each. The stores generally have a retail showroom and a separate section that caters to tradesmen.

     Our facilities and equipment are suitable for the purposes for which they are employed and are adequately maintained. We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate so as to absorb excess capacity in underutilized facilities and expand facilities where needed. In connection with the integration of Scotsman into our business, we closed redundant manufacturing facilities. We believe that our facilities are generally adequate for our current requirements and growth.

     For information concerning our rental expenses and commitments under operating leases, see Note 9 to our consolidated financial statements.

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes.

     Overview

     We have experienced rapid growth in the last three fiscal years, attributable in large part to the acquisitions of Scotsman in 1999 and Aladdin in 1998. Through these and other smaller acquisitions, we have positioned ourselves as the leading manufacturer of food equipment sold to customers in the restaurant, supermarket, home meal replacement and institutional catering markets.

     Our Board of Directors has authorized our management to actively seek a buyer for our building and consumer products business. We cannot assure you that will complete a sale of this business. Under these circumstances, however, U.S. GAAP requires that our financial statements, and some other parts of this report, present this business as a discontinued operation. This accounting treatment differs from U.K. GAAP, which does not require a segment to be presented as discontinued until a sale has occurred. This business manufactures and sells residential kitchen and bedroom furniture and wood and PVCu joinery to both retail and trade customers in the U.K. It also sells bathroom furniture and fixtures, principally through C.P. Hart, which we acquired in 1998. This business currently operates more than 225 stores throughout the U.K.

Net sales components

     Components of our consolidated income statements, as presented in our consolidated historical financial statements, as a percentage of net sales of our continuing operations, are as follows:

                                                                              Fiscal Year Ended
                                                                ---------------------------------------------
                                                                Sept. 30,           Oct. 2,          Sept. 26,
                                                                  2000               1999              1998
                                                                  -----             ------           -------
NET SALES:
    Food equipment                                                 97.8%             99.8%            99.1%
    Other activities                                                2.2%              0.2%             0.9%
                                                                  -----             ------           -------
    TOTAL                                                         100.0%            100.0%           100.0%
                                                                  =====             ======           =======

OPERATING EXPENSES:
    Cost of goods sold                                             67.9%             64.5%             64.3%
    Selling, general and administrative expenses                   17.4%             20.5%             21.0%
    Depreciation and amortization                                   6.1%              6.2%              6.2%
                                                                  ------            ------           -------
    TOTAL                                                          91.4%             91.2%             91.5%
                                                                  ------            ------           -------
OPERATING PROFIT                                                    8.6%              8.8%              8.5%
OTHER INCOME, NET                                                   0.2%              0.6%              1.6%
INTEREST EXPENSE, NET                                               4.0%              2.8%              3.4%
                                                                  ------            ------           -------
INCOME BEFORE INCOME TAXES                                          4.8%              6.6%              6.7%
INCOME TAXES                                                        3.8%              4.4%              6.0%
                                                                  ------            ------           -------
NET INCOME FROM CONTINUING OPERATIONS                               1.0%              2.2%              0.7%
                                                                  ======            ======           =======

    Results of Continuing Operations

Year Ended September 30, 2000 Compared to the Year Ended October 2, 1999
------------------------------------------------------------------------

Net sales from continuing operations
     Total net sales increased by (Pounds)413.7 million, or 84.3%, from (Pounds)490.7 million in fiscal 1999 to (Pounds)904.4 million in fiscal 2000.

     Food equipment. Net sales from food equipment activities increased by (Pounds)394.8 million, or 80.6%, from (Pounds)489.7 million in fiscal 1999 to (Pounds)884.5 million in fiscal 2000. The majority of the increase, (Pounds)374.4 million, was attributable to the full year impact in fiscal 2000 of the acquisition of the Scotsman businesses in the fourth quarter of fiscal 1999. The balance of the increase was primarily due to the impact of favorable exchange rates in the United States.

     Other activities. Sales of property assets increased by (Pounds)18.9 million, from (Pounds)1.0 million in fiscal 1999 to (Pounds)19.9 million in fiscal 2000. The increase was due to the timing of property sales.

Operating expenses

     Operating expenses consist of cost of goods sold, selling, general and administrative expenses and depreciation and amortization. Total operating expenses increased by (Pounds)379.2 million, or 84.7%, from (Pounds)447.6 million, or 91.2% of net sales, in fiscal 1999 to (Pounds)826.8 million, or 91.4% of net sales, in fiscal 2000.

     Cost of goods sold. Cost of goods sold increased by (Pounds)297.9 million, or 94.1%, from (Pounds)316.6 million, or 64.5% of net sales, in fiscal 1999 to (Pounds)614.5 million, or 67.9% of net sales, in fiscal 2000. Cost of goods sold related to food equipment activities increased by (Pounds)293.3 million.
Of this amount, (Pounds)282.4 million was attributable to the full year impact in fiscal 2000 of the acquisition of the Scotsman businesses in the fourth quarter of fiscal 1999. The balance of the increase primarily related to foreign exchange fluctuations in the United States. The increase in cost of goods sold as a percentage of net sales was consistent with management's expectations, as the margins on the businesses that we acquired in the fourth quarter of fiscal

1999 were lower than the margins on our previously existing businesses. Cost of goods sold from other activities increased by (Pounds)6.4 million, reflecting costs of property sales.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by (Pounds)56.5 million, or 56.2%, from (Pounds)100.6 million, or 20.5% of net sales, in fiscal 1999 to (Pounds)157.1 million, or 17.4% of net sales, in fiscal 2000. Selling, general and administrative expenses from food equipment activities increased by (Pounds)56.9 million, of which (Pounds)50.9 million related to the full year impact in fiscal 2000 of the acquisition of the Scotsman businesses in the fourth quarter of fiscal 1999. The balance of the increase, (Pounds)6.0 million, primarily resulted from foreign exchange fluctuations.

     Depreciation and amortization. Depreciation and amortization increased by (Pounds)24.8 million, or 81.6%, from (Pounds)30.4 million, or 6.2% of net sales, in fiscal 1999 to (Pounds)55.2 million, or 6.1% of net sales, in fiscal 2000. The increase was primarily due to the impact of a full year of depreciation and amortization in fiscal 2000 on the assets that we acquired in the fourth quarter of fiscal 1999.

Operating profit

     Operating profit increased by (Pounds)34.5 million, or 80.1%, from (Pounds)43.1 million, or 8.8% of net sales, in fiscal 1999 to (Pounds)77.6 million, or 8.6% of net sales, in fiscal 2000. Operating profit is equal to net sales less operating expenses.

Interest expense

     Interest expense increased by (Pounds)22.2 million, or 159.7%, from (Pounds)13.9 million in fiscal 1999 to (Pounds)36.1 million in fiscal 2000.
This increase was attributable to the impact of a full year of increased outstanding indebtedness which was incurred primarily in connection with our acquisition of Scotsman in the fourth quarter of fiscal 1999 offset, in part, by redemption in fiscal 2000 of our outstanding convertible unsecured loan stock.

Income taxes

     Provision for income taxes increased by (Pounds)12.1 million, or 55.8%, from (Pounds)21.7 million in fiscal 1999 to (Pounds)33.8 million in fiscal 2000. The increase resulted primarily from higher income during fiscal 2000 in tax jurisdictions where we did not have the benefit of prior year losses. Our effective tax rate increased by 11.0% due to additional non-deductible expenses such as goodwill amortization and share option expenses.

Net loss from continuing operations

     Net income from continuing operations decreased by (Pounds)1.5 million from (Pounds)10.6 million in fiscal 1999 to (Pounds)9.1 million in fiscal 2000. Net loss consists of operating income plus other income, less interest expense and our provision for income taxes.

Discontinued operations

     Our Board of Directors has authorized our management to actively seek a buyer for our Building and Consumer Products business. Under these circumstances, U.S. GAAP requires that our financial statements present this business as a discontinued operation. See "--Overview." Net income from discontinued operations for fiscal 2000 was (Pounds)16.2 million.

Year Ended October 2, 1999 Compared to the Year Ended September 26, 1998
------------------------------------------------------------------------

Net sales from continuing operations

     Total net sales increased by (Pounds)154.8 million, or 46.1%, from (Pounds)335.9 million in fiscal 1998 to (Pounds)490.7 million in fiscal 1999.

     Food equipment. Net sales from food equipment activities increased by (Pounds)156.8 million, or 47.1%, from (Pounds)332.9 million in fiscal 1998 to (Pounds)489.7 million in fiscal 1999. Of the increase, (Pounds)75.9 million was attributable to acquisitions in fiscal 1999, of which (Pounds)61.1 million related to Scotsman, (Pounds)60.1 million was attributable to the full year impact in fiscal 1999 of companies acquired in the fourth quarter of fiscal 1998, and (Pounds)20.8 million was attributable to our existing operations. The increase of (Pounds)60.1 million attributable to companies acquired during the fourth quarter of fiscal 1998 included (Pounds)47.2 million related to Aladdin and (Pounds)12.9 million, which represents the aggregate effect of other small acquisitions primarily located in Europe. The increase in our existing operations of (Pounds)20.8 million related primarily to our businesses in the U.S. and Asia. In the U.S., our revenues increased as a result of growth in the overall food equipment sector and as a result of an increase in market share related to products of the Welbilt Group. In Asia, revenue increased as a result of modest improvement in the Asian markets following the significant economic downturn in that region during fiscal 1998.

Operating expenses

     Operating expenses consist of cost of goods sold, selling, general and administrative expenses and depreciation and amortization. Total operating expenses increased by (Pounds)140.3 million, or 45.7%, from (Pounds)307.3 million, or 91.5% of net sales, in fiscal 1998 to (Pounds)447.6 million, or 91.2% of net sales in fiscal 1999.

     Cost of goods sold. Cost of goods sold increased by (Pounds)100.5 million, or 46.5%, from (Pounds)216.1 million, or 64.3% of net sales, in fiscal 1998 to (Pounds)316.6 million, or 64.5% of net sales, in fiscal 1999. Cost of goods sold from food equipment activities increased by (Pounds)101.6 million. Of this amount, (Pounds)52.0 million was attributable to acquisitions in fiscal 1999, of which (Pounds)43.0 million related to Scotsman, (Pounds)38.1 million was attributable to the full year impact in fiscal 1999 of companies acquired in the fourth quarter of fiscal 1998, and (Pounds)11.5 million was due to our existing operations. The increase of (Pounds)38.1 million attributable to companies acquired during the fourth quarter of fiscal 1998 included (Pounds)28.3 million related to Aladdin and (Pounds)9.8 million representing the aggregate effect of other small acquisitions primarily located in Europe. The increase in our existing operations of (Pounds)11.5 million related primarily to an increase in our sales in the U.S., partially offset by benefits realized from manufacturing efficiencies, and an increase in our sales in Asia. The decrease in cost of goods sold as a percentage of the related incremental revenue is consistent with management's expectations, given manufacturing efficiencies and product and geographical composition.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by (Pounds)30.2 million, or 42.9%, from (Pounds)70.4 million, or 21.0% of net sales, in fiscal 1998 to (Pounds)100.6 million, or 20.5% of net sales, in fiscal 1999. Selling, general and administrative expenses from food equipment activities increased by (Pounds)35.3 million. This amount was comprised of an increase of (Pounds)12.5 million attributable to acquisitions in fiscal 1999, of which (Pounds)8.8 million related to Scotsman, and (Pounds)16.0 million was attributable to the full year impact in fiscal 1999 of companies acquired in the fourth quarter of fiscal 1998 and an increase of (Pounds)6.8 million from our existing operations. The increase of (Pounds)16.0 million attributable to companies acquired during the fourth quarter of fiscal 1998 included (Pounds)13.9 million related to Aladdin, with the balance relating to the aggregate effect of other small acquisitions primarily located in Europe.

     Depreciation and amortization. Depreciation and amortization increased by (Pounds)9.6 million, or 46.2%, from (Pounds)20.8 million, or 6.2% of net sales, in fiscal 1998 to (Pounds)30.4 million, or 6.2% of net sales, in fiscal 1999. The increase was primarily due to the acquisition of Scotsman in fiscal 1999 and the full year impact on depreciation and amortization relating to the acquisition of Aladdin in fiscal 1998.

Operating profit

     Operating profit increased by (Pounds)14.5 million, or 50.7%, from (Pounds)28.6 million, or 8.5% of net sales, in fiscal 1998 to (Pounds)43.1 million, or 8.8% of net sales, in fiscal 1999. Operating profit is equal to net sales less operating expenses.

Interest expense

     Interest expense increased by (Pounds)2.5 million, or 21.9%, from (Pounds)11.4 million in fiscal 1998 to (Pounds)13.9 million in fiscal 1999. This increase was attributable to an increase in outstanding indebtedness which related primarily to our acquisitions during the fourth quarters of fiscal 1998 and 1999.

Income taxes

     Provision for income taxes increased by (Pounds)1.4 million, or 6.9%, from (Pounds)20.3 million in fiscal 1998 to (Pounds)21.7 million in fiscal 1999. The increase was attributable to our fiscal 1999 current tax provision which resulted primarily from higher income during fiscal 1999 in tax jurisdictions where we did not have the benefit of prior year losses. Although our tax provision increased during fiscal 1999, our effective tax rate decreased by 23.0%. This reduction in our effective tax rate related primarily to a decrease in the amount of losses for which no benefit may be taken.

Net income from continuing operations

     Net income from continuing operations increased by (Pounds)8.4 million, or 381.8%, from (Pounds)2.2 million in fiscal 1998 to (Pounds)10.6 million in fiscal 1999. Net income consists of operating income plus other income, less interest expense and our provision for income taxes.

Discontinued operations

     Our Board of Directors has authorized our management to actively seek a buyer for our Building and Consumer Products business. Under these circumstances, U.S. GAAP requires that our financial statements present this business as a discontinued operation. See "--Overview." Net income from discontinued operations for fiscal 1999 was (Pounds)16.7 million.

    Liquidity and Capital Resources

Working capital

     The Company had cash and cash equivalents of (Pounds)28.5 million at September 30, 2000, which increased (Pounds)1.8 million from cash and cash equivalents of (Pounds)26.7 million at October 2, 1999. At September 30, 2000, the undrawn amounts available to us under our revolving credit facility and short term lines of credit were (Pounds)151.2 million. Our working capital balance of (Pounds)133.3 million at September 30, 2000 increased (Pounds)7.1 million from the working capital balance of (Pounds)126.2 million at October 2, 1999. The overall increase in our working capital was comprised of the following:

     . Current assets increased by (Pounds)7.6 million primarily due to foreign exchange fluctuations of (Pounds)23.1 million, offset by the collection of trade receivables of (Pounds)7.4 million, an increase in the net assets of the building and consumer products business of (Pounds)1.0 million and a deferred income tax decrease of (Pounds)4.0 million.

     . Current liabilities increased by (Pounds)0.5 million primarily due to unfavorable currency rate fluctuations of (Pounds)37.2 million and an increase of (Pounds)6.5 million related to income taxes payable. These increases were offset by decreases in accrued expenses, primarily (Pounds)28.8 million related to payments of previously accrued contingent consideration for acquisitions.

     Subsequent to the end of fiscal 2000, we entered into a new credit facility and terminated our previous credit facility. See "--Material financial requirements" below. We believe that our working capital is sufficient for our present cash requirements.

Cash flows

     Operating activities. Net cash provided by operating activities increased by (Pounds)52.0 million to (Pounds)87.9 million for fiscal 2000 compared to (Pounds)35.9 million for fiscal 1999. The increase was primarily attributable to an increase of (Pounds)28.7 million in net income, after adjustment for certain non cash items, including increases in depreciation and amortization of (Pounds)24.8 million and in stock compensation of (Pounds)2.8 million and increases in deferred income taxes of (Pounds)3.8 million and a decrease in net income from discontinued operations of (Pounds)0.5 million. The balance of the improvement in cash provided by operating activities is a result of movements in our working capital. See "Working capital" above.

     Investing activities. Cash used in investing activities decreased by (Pounds)177.0 million to (Pounds)60.6 million for fiscal 2000 compared to (Pounds)237.6 million for fiscal 1999. This decrease was primarily the result of a decrease in cash expended for acquisitions of (Pounds)184.8 million, offset by a reduction in the proceeds received from the sale of assets.

     Financing activities. Cash used in financing activities for fiscal 2000 was (Pounds)42.6 million, as compared to cash provided by financing activities of (Pounds)167.1 million for fiscal 1999, resulting in a decrease of (Pounds)209.7 million. The cash used in financing activities related primarily to net repayments of debt and increased payment of dividends during fiscal 2000, as follows:

     . we had no new borrowings of long-term debt, as compared to borrowings of (Pounds)367.3 million in fiscal 1999;

     . we repaid (Pounds)32.4 million in long-term debt as compared to (Pounds)201.7 in fiscal 1999, resulting in a decrease in cash used in financing activities of (Pounds)169.3 million;

     . we paid dividends of (Pounds)28.8 million as compared to (Pounds)15.7 million in fiscal 1999, resulting in an increase in cash used in financing activities of (Pounds)13.1 million; and

     . we repurchased convertible unsecured loan stock for (Pounds)1.1 million, as compared to fiscal 1999, when we did not repurchase any convertible unsecured loan stock.

Material financial requirements

     In connection with the Scotsman acquisition, we entered into a Credit and Guaranty Agreement dated as of August 13, 1999, as amended. Under the agreement, secured term loans in the aggregate principal amount of $600.0 million and a revolving multi-currency facility for up to an aggregate of $300.0 million were extended to us. We used the proceeds of the loans to acquire Scotsman, repay Scotsman debt and for general corporate purposes. The loans were secured by liens on the capital stock of each of our U.S. subsidiaries.
The weighted average interest rate for the term loan and revolving multi-currency loan facility during fiscal 2000 was 7.91%. At September 30, 2000 and December 31, 2000, the term loan was fully drawn, and an aggregate amount of (Pounds)64.5 million and (Pounds)124.7 million, respectively, was drawn under the revolving multi-currency facility.

     On March 12, 2001, we entered into a new credit facility agreement, proceeds of which were used to repay the Credit and Guaranty Agreement. The new agreement provides for unsecured revolving loans in the aggregate principal amount of up to (Pounds)600.0 million. Enodis plc and most of our substantial subsidiaries are guarantors of the loans. The agreement contains restrictive covenants that limit our ability to create liens on our properties, make investments or loans, reorganize, merge and sell or purchase assets or subsidiaries, among other things. It also requires the maintenance of specified financial covenants, including a minimum net worth amount, a maximum leverage ratio, a minimum interest cover ratio and a minimum guarantor cover ratio. As of March 30, 2001, our outstanding borrowings under the facility totaled (Pounds)526.7 million. See Note 8 to the financial statements included in this report.

     We issued 5.0% convertible unsecured loan stock due 2015 ("CULS") under the CULS Deed Poll dated January 23, 1995. At October 2, 1999, (Pounds)94.4 million of CULS were outstanding. During fiscal 2000, (Pounds)93.3 million of the CULS were converted into 38,100,937 ordinary shares, and the remaining outstanding CULS were redeemed on February 26, 2000 at a cost of (Pounds)1.1 million. As a result, since February 26, 2000, no CULS have been outstanding.

     We have also borrowed funds under several industrial revenue bonds, which bear interest at rates that are adjusted based on market movements and were between 5.7% and 6.8% during fiscal 2000. At September 30, 2000 and October 2, 1999, respectively, an aggregate of (Pounds)15.7 million and (Pounds)14.3 million was outstanding under the industrial revenue bonds. We also have loans aggregating (Pounds)3.1 million payable under senior promissory notes.

Foreign currency and interest rate information

     Approximately 71.4 % and 80.7% of our long term indebtedness at September 30, 2000 and October 2, 1999, respectively, accrued interest at rates that fluctuate with prevailing interest rates and, accordingly, increases in these rates may increase our interest payment obligations. From time to time, we enter into hedging transactions with financial institutions in order to manage our floating interest rate exposure. Our interest rate hedging contracts are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

     Substantial portions of our revenues and expenses are denominated in currencies other than pounds, especially the U.S. dollar. Fluctuations in the values of these currencies compared to the pound may affect our financial condition and results of operations. In order to mitigate the impact of fluctuations in foreign currencies we may enter into forward exchange contracts. At September 30, 2000 and October 2, 1999, we had foreign currency forward contracts maturing at various dates to sell (Pounds)29.1 million and (Pounds)12.7 million, respectively, in various foreign currencies. The fair value of the forward contracts is the amount that we would receive or pay to terminate the contracts. In order to terminate these agreements at September 30, 2000 and October 2, 1999, we would have recognized a gain of (Pounds)0.3 million and (Pounds)0.2 million, respectively.

Commitments

     At October 2, 1999, we had outstanding contracts to purchase fixed assets of (Pounds)8.0 million. At September 30, 2000, our outstanding commitments were (Pounds)2.2 million. We expect to fund these commitments using working capital.

Research and development

     Our policy is to expense research and development costs as they are incurred. Research and development expenditures for fiscal years 2000, 1999 and 1998 were (Pounds)13.6 million, (Pounds)8.9 million and (Pounds)7.0 million, respectively.

Recent accounting pronouncements

     Our adoption of recent accounting pronouncements is described in Note 1 to our consolidated financial statements.

Current financial and trend information

     Sales and Profits. Since the end of fiscal 2000, the economic climate has worsened, particularly in North America, which accounted for about three quarters of our food equipment operating profit in fiscal 2000. This has contributed to a deterioration in our overall performance from that of the first half of fiscal 2000.

     Several leading North American restaurant chains have significantly curtailed their new store opening and refurbishment programs. In addition, there is increasing evidence that many independent restaurant operators are delaying new openings and the replacement of non-essential equipment. Demand for beverage dispensing equipment remains soft. We estimate that the market for foodservice equipment in North America is currently about 10% below last year's levels, having been broadly flat in January 2001.

     In Europe, overall demand for foodservice equipment has slowed in recent months, and we estimate that the market is at similar levels to last year.

     In the retail food equipment marketplace, conditions in both North America, where there has been a store closure program at a major account, and Australia, remain difficult.

     Against this background, the performance of our food equipment business to date in fiscal 2001 has been mixed. Those of our businesses which supply major chain restaurant groups in North America have been the worst affected. Sales in our retail food equipment businesses remain weak, albeit in line with our previous expectations. In contrast, those of our businesses supplying the broader foodservice market are performing somewhat more robustly. In general, our ice businesses have gained market share in a depressed market. However, first half profits in the ice sector have been depressed by operational difficulties associated with a major plant reconfiguration.

     Dividend Payment. Our Board has decided that it would not be prudent to maintain the recent level of dividends. Accordingly, the interim dividend will be reduced from 4.4 pence for the first half of fiscal 2000 to not less than 2.0 pence for the first half of fiscal 2001.


     Key Management Actions. Faced with difficult market conditions and disappointing profit performance, we have made changes in our senior management, including the resignation of David Williams, our Chief Executive, on March 23, 2001. In addition, the following key management actions are being implemented with immediate effect to improve the performance of our food equipment business in both the short and longer term:

 .      The organization structure of our food equipment business has been simplified and streamlined to enable us to remain firmly customer-focused while lowering costs. Our Food Service equipment groups are structured on a regional basis, and our Food Retail equipment group is managed as a separate business.

 .      A program of immediate cost reduction measures has been initiated across all our food equipment operating units, including workforce reductions, manufacturing efficiency improvements and the reduction of discretionary spending. Tough, but realistic, cost reduction targets have been agreed upon with all business units. We have announced the closure of the Conyers, Georgia plant, which supplies the food retail trade, resulting in a reduction of about 400 employees. Further plant closures are planned during the second half of fiscal 2001. These measures will eliminate a significant proportion of our surplus capacity. We expect to reduce our food equipment workforce by at least 900 by implementing these measures.

 .      Annualized savings resulting from these measures are expected to be about
       (Pounds)30 million, of which at least (Pounds)15 million will be realized in the current year. The cost of achieving these savings will be about (Pounds)30 million, largely in cash, which we expect to recover over a one-year period. This cost will be treated as an exceptional item in our financials for fiscal 2001. Further steps to enhance efficiency are being developed.

 .      We continue to pursue our strategy of cross-selling and providing integrated solutions to customers.

Item 6.  Directors, Senior Management and Employees

        Board of Directors

        The members of our Board of Directors, their ages, business backgrounds and positions and term of service with us are described below.

        Peter M. Brooks, 53, is our Chairman, a non-executive position, and a member of our Nominations Committee. He also serves on our Audit and Remuneration Committees. Since David Williams left Enodis on March 23, 2001, Mr. Brooks has increased his time commitment to us. Mr. Brooks joined our Board as a non-executive director in May 1998 and became our Chairman in January 2000. He is also a consultant to Clifford Chance, LLP, where he has acted as Chairman of European Corporate Coverage since June 1999. From 1992 to December 1996, he was Head of Corporate Practice at Clifford Chance. In January 1997, he became General Counsel of Deutsche Morgan Grenfell. From January 1998 to February 1999, Mr. Brooks was General Counsel to the Board of the Global Corporate and Institutions Division at Deutsche Bank Group. Mr. Brooks is currently Chairman of Chesterton International plc and a director of NCL Holding ASA. Mr. Brooks' current term of service on our Board of Directors expires in January 2002.

        Robert E. Briggs, 53, a non-executive director based in the U.S., joined our board in August 2000. He was appointed to our Audit Committee in January 2001. Mr. Briggs has been Senior Vice President and Chief Financial Officer of Diageo's U.S. subsidiary, The Pillsbury Company, since January 1998. From October 1996 to December 1997, Mr. Briggs was self-employed as a financial advisory consultant. Previously, Mr. Briggs held various senior positions with both Triarc and Pepsico including President, Arby's International from 1993 to September 1996 and Vice President and Chief Financial Officer of Kentucky Fried Chicken U.S.A. from 1992 to 1993 among other executive positions in the food service industry. His term of service with us expires in January 2004.

        G. Eryl Morris, 57, is a non-executive and Senior Independent Director and the Chairman of our Audit Committee. He also serves on our Remuneration Committee. Mr. Morris joined our Board as a non-executive director in July 1998. He is Chairman of Airinmar Group Limited and HPI Group Limited and is a non-executive director of awg plc and De Facto 890 Limited. From 1970 to August 1998, Mr. Morris was employed by Courtaulds plc, becoming a director in 1981 and Deputy Chief Executive in 1996. Mr. Morris' current term of service on our Board of Directors expires in January 2004.

        Waldemar Schmidt, 60, was appointed a non-executive director of our Board in April 2000. He also serves as Chairman of our Nominations and Remuneration Committees. He was Chief Executive of ISS Group from 1995, and had been employed by ISS from 1973, until he left ISS in September 2000. Mr. Schmidt is a member of IMD's Foundation Board, Chairman of Superfos A/S, Tholstrup Cheese Holding A/S, Navision Software A/S, Tharne & Tharne AS and a director of Group 4 Falck A/S and Alfa Laval AB. Mr. Schmidt's current term of service expires on our Board of Directors in January 2004.

        Andrew F. Roake, 49, was appointed to our Board in September 1997 joining us as Chief Executive of Enodis Corporation in the U.S. He became our Chief Operating Officer in January 2000. From 1993 to 1995, he was Vice-President of the Electrical Products Division of Raychem Corporation in California, and from 1995 to September 1997 he was Vice-President Corporate Development of Raychem. Previously, he served various Raychem affiliates in executive capacities since 1982 in Canada and Germany. Mr. Roake was elected by the shareholders for a term of service that expires in January 2004, although his employment agreement provides that he shall resign from the Board upon the termination of his employment.

        Andrew J. Allner, 46, was appointed to our Board in October 2000 as Chief Financial Officer. From January 1998 to April 2000, he was Group Finance Director of Dalgety plc and then Chief Financial Officer and Senior Vice President of its successor company, PIC International Group plc, based in California. From September 1996 to November 1997, he was Group Finance Director of Nycomed Amersham plc (formerly known as Amersham International plc). Prior to that, from 1992 to September

1996, he was Director of Financial Planning and Control at Guinness plc. Formerly, he was a partner at Price Waterhouse. Mr. Allner was elected by the shareholders for a term of service that expires in January 2004, although his employment agreement provides that he shall resign from the Board upon the termination of his employment.

  Director Compensation

Compensation Table

     The compensation in fiscal 2000 of each of our directors and executive officers who served during fiscal 2000 is shown below. Stock option plan and pension benefits are not shown in this table but are shown in the tables below.

Name                                     Salary              Fees            Bonuses(1)         Benefits(2)           Total
----                                    --------           -------           ----------         -----------           ------
                                        (Pounds)           (Pounds)           (Pounds)           (Pounds)           (Pounds)
Robert Briggs                                 --              3,667                 --                 --              3,667
Peter M. Brooks                               --             81,250                 --                 --             81,250
Jonathan P. Findler(3)                   167,538                 --            128,333             72,160            368,031
Penny L. Hughes(4)                            --             30,625                 --                 --             30,625
G. Eryl Morris                                --             30,625                 --                 --             30,625
Denis J. Mulhall(5)                       55,900                 --                 --            226,011            281,911
Andrew F. Roake(6)                       329,929                 --                 --              9,237            339,166
Waldemar Schmidt                              --             13,750                 --                 --             13,750
John R. Sclater(7)                            --             19,750                 --             32,540             52,290
David W. Williams(8)                     300,000                 --             90,000             86,183            476,183

____________________

  1. Bonuses are paid by reference to the achievement of budgeted financial targets or as approved by the Remuneration Committee. Bonuses are not included in pensionable salary.

  2. Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans discussed below.

  3. Mr. Findler resigned from the Board on July 3, 2000 and continued in our employ until July 31, 2000. His benefits amount includes (Pounds)58,304 as separation compensation. In addition, Mr. Findler was paid (Pounds)16,923 during his 28 day period of employment with us subsequent to his resignation and (Pounds)30,000 for consulting services provided to us from July 31 to October 30, 2000.

  4. Ms. Hughes resigned from the Board on January 17, 2000.

  5. Mr. Mulhall resigned from the Board on December 31, 1999. His benefits amount includes (Pounds)223,600 as separation compensation.

  6. Compensation is payable under an employment agreement terminable by us upon 12 months' notice.

  7. Mr. Sclater resigned from the Board on January 19, 2000. His benefits amount includes (Pounds)30,000 as a separation payment in recognition of Mr. Sclater's 14 years of service to Enodis.

  8. Mr. Williams resigned from the Board on March 23, 2001. Mr. Williams' benefits amount includes payment relating to relocation following his appointment as Chief Executive.

     Each of our executive officers is employed under a service contract. The terms of the service contracts are described under "Item 10. Additional Information -- Material Contracts."

Compensation Plans

     No more than a total of 10% of our outstanding shares can be granted under our option and purchase plans at the date of any grant. We have the following Executive Share Option Schemes under which options to purchase ordinary shares may be granted to executives and key employees:

     . a 2001 Executive Share Option Scheme, approved on January 17, 2001, which may use either new or existing shares;

     . a 1995 Executive Share Option Scheme, which uses new shares;

     . a 1993 Executive Share Option Scheme, which uses shares purchased by an independently managed share trust, which was established in 1994; and

     . a 1984 Executive Share Option Scheme.

     These benefit plans each have a part approved by the U.K. Inland Revenue and an unapproved part. Gross gains on exercise of Inland Revenue approved options are normally subject to U.K. capital gains tax on disposal of the shares acquired. Gross gains on exercise of unapproved options are subject to U.K. income tax. The exercise price of options granted under these benefit plans must be not less than the market price of an ordinary share at the time of grant. With respect to the 1993 Scheme, 1,903,007 ordinary shares are currently held in the trust. We finance the trust by way of an interest free loan in the amount of (Pounds)2.4 million. The trust has waived the right to receive dividends on all shares held.

     Options may not normally be exercised until the third anniversary of the date of grant and are subject to performance conditions. The performance condition set by the Remuneration Committee for the options granted during fiscal 2000 was that, under normal circumstances, options would be exercisable only if the increase in our adjusted earnings per share has exceeded the growth in the U.K. Retail Price Index by an average of at least 3% annually over a three year period. No further options will be issued under the 1995, 1993 and 1984 Schemes.

     Under all of the above option plans, options to purchase an aggregate of
7.4 million ordinary shares were outstanding on March 31, 2001. Of these, options to purchase 1.8 million shares were exercisable on March 31, 2001.

     Under the 2001 Scheme, the value of shares under options that an executive may receive in any year may not normally exceed twice his or her basic salary. The initial options will be exercisable in full only if our total shareholder return over three years is ranked in the upper quartile compared, as to half the options, to other public companies of our size and, as to the other half of the options, to a select group of other companies with similar businesses. If total shareholder return is between the median and the upper quartile compared to these two groups, the number of options exercisable will be reduced proportionately between a maximum of 50% and a minimum of 17.5% for each half of the options. If our total shareholder return is equal to or less than the median compared to either group, that half of the options will not be exercisable. In addition, no options will be exercisable unless our earnings per share exceed the rate of inflation.

     We have three other benefit plans, under which executives and others may purchase ordinary shares:

     . U.K. employees, including executive directors residing in the U.K., are eligible to participate in our 1992 Savings-Related Share Option Scheme;

     . selected employees, including executive directors, are eligible to participate in our new Share Matching Scheme, which uses shares purchased in the market; and

     . U.S. and Canadian employees, including executive directors residing in the U.S. or Canada, are eligible to participate in our new Employee Stock Purchase Plan, which uses either newly issued shares or shares purchased in the market.

     Under our 1992 Savings-Related Share Option Scheme, U.K. employees and directors can enter into an Inland Revenue-approved savings contract for a period of 3, 5 or 7 years, with contributions of up to (Pounds)250 per month being deducted from their salaries. At the end of the period, the options can be exercised at the option price fixed at the date of grant. The shares purchased under this benefit plan will be newly issued.

     The Share Matching Scheme requires executive directors to receive at least 50% of their annual bonus in the form of Enodis ordinary shares. Other executives must receive at least 25% of their annual bonus, and may allocate up to another 25% of their bonus, in ordinary shares. The shares allocated generally may not be sold for three years from the date of grant. Executives will be awarded an equal number of bonus shares if our earnings per share ("EPS") growth exceeds the rate of inflation by an average of at least 10% annually over the previous three years. The number of bonus shares will be reduced proportionately between a maximum of 100% and a minimum of 33% at lower levels of growth in EPS. No bonus shares will be awarded if EPS growth fails to exceed the rate of inflation by at least 3% over the three year period. The bonus shares generally vest three years from the date of grant to the extent that the performance conditions have been satisfied.

     Under our new Employee Stock Purchase Plan, eligible employees, through regular payroll deductions, may purchase our ADSs every six months until the expiration of the plan in 2005 at a discount of up to 15% from market value. Under Section 423 of the U.S. tax code, if the ADSs are held for at least two years from the date they are offered, U.S.-based employees receive a favorable tax rate on gain above the fair market value, but Enodis may not claim a tax deduction related to the ADSs purchased. Employee contributions are limited to no more than 15% of their compensation and no more than U.S. $25,000 in value annually, subject to additional limitation by the Board. We intend to issue ordinary shares to be deposited with our U.S. Depositary in order to make the ADSs available for purchase and to cover the discount.

     Executive directors residing in the U.K. are also eligible to join a tax-approved defined-benefits plan that is part of our 1948 Pension Scheme. The plan is non-contributory and provides for a pension of up to two-thirds of final salary up to the Inland Revenue earnings cap at normal retirement age of 60 after 20 years' service. Funded Unapproved Retirement Benefits Schemes provide additional retirement and death benefits for the U.K. executive directors.
These are money-purchase arrangements. For U.K. executive directors, we contribute 30% of pensionable salary in excess of the Inland Revenue earnings cap and pay additional life assurance premiums and all expenses incurred in administering the arrangements.

     Executive directors are provided with a company car, medical insurance, disability insurance and other benefits similar to those provided by other public companies of our size. See "Item 10. Additional Information--Material Contracts" for a description of the executive directors' employment agreements, including benefits upon termination of employment.

Share Options of Management

     The following table describes the options to purchase ordinary shares granted to or exercised by directors under our executive option plans during fiscal 2000 and held by them at September 30, 2000 or earlier resignation date. The exercise prices have been rounded to the nearest 0.1p.

                                    Number of options           At 9/30/00
                                  ------------------------     (or earlier          Exercise      Earliest date    Expiration
Director                          Granted        Exercised     resignation)         price         exercisable        date
                                  -------        ---------     -----------      --------------  ---------------  -------------

Jonathan P. Findler                   0              0          198,924              186.0p          07/22/99       07/31/01
(resigned July 3, 2000)               0              0          256,944(1)(2)        144.0p          07/01/00       07/31/01
                                      0              0          26,086(1)            230.0p          08/01/00       07/31/01

Denis J. Mulhall (3)                  0              0          69,444 (1)           144.0p          01/01/00       12/31/00
(resigned December 31, 1999)          0              0          26,086 (1)           230.0p          01/01/00       12/31/00

Andrew F. Roake                       0              0         254,802               187.5p          11/28/00       11/28/07
                                      0              0         137,935               180.0p          11/17/01       11/17/08
                                  90,197             0          90,197               314.0p          11/24/02       11/24/09
                                  77,640             0          77,640               322.0p          07/03/03       07/03/10


David W. Williams                     0              0       123,655                 186.0p          07/22/99       03/31/02
(resigned March 23, 2001)             0              0       159,722(1)              144.0p          07/01/00       03/31/02
                                      0              0        52,173(1)              230.0p          03/31/01       03/31/02
                                      0              0        83,333(1)              301.5p          03/31/01       03/31/02
                                 93,170              0        93,170                 322.0p          03/31/01       03/31/02

____________________

(1) Options granted by the Trustees of our 1993 Executive Share Option Scheme over our ordinary shares acquired by the Trustees for the purpose.

(2) After his resignation as a Director, Mr. Findler exercised 50,000 and 25,000 of these options at the exercise price shown. The sale prices per share were 285.0p and 280.0p, respectively.

(3) After his resignation as a Director, Mr. Mulhall exercised all of his options at the exercise prices shown. The sale price per share was 332.0p.

Directors' Pension Information

     The following table relates to the defined benefit arrangements for the executive directors residing in the U.K. as of September 30, 2000.

                                                                                                               Accumulated total
                                                             Increase in accrued                                  pension at
                                                  Years       pension during             Transfer value            9/30/00
        Name                                    of service     (pounds) p.a.           of increase (pounds)      (pounds) p.a.
        ----                                    ----------    ------------------       --------------------    -----------------
Jonathan P. Findler (resigned July 3, 2000)          4              2,400                      30,800                 12,400
Denis J. Mulhall (resigned December 31, 1999)        7                400                       5,700                 19,800
David W. Williams (resigned March 23, 2001)          4              2,700                      26,800                 12,300

     The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead, they represent a potential liability of the pension scheme. In addition, we paid sums of (Pounds)37,195, (Pounds)26,835, (Pounds)38,053 and (Pounds)70,085 in fiscal 2000 to unapproved money purchase arrangements for the benefit of Messrs. Findler, Mulhall, Roake and Williams, respectively. The total amount set aside or accrued for all employees and directors for pension benefits was (Pounds)7.5 million. See Note 10 to our consolidated financial statements.

     Board Practices

Terms of Office

     Non-executive directors are appointed by the Board for an initial term of five years, but the directors' appointments are subject to approval by shareholders at the first opportunity after their appointment, and to re-election thereafter by our shareholders at least every three years in accordance with our Articles of Association. The period during which each director has served and the date of expiration of his term are shown above under the heading "Board of Directors."

Committees of the Board

     The Nominations Committee undertakes the search process and recommends candidates to the Board as necessary. The committee's chairman is Mr. Schmidt, who serves together with Mr. Brooks.

     The Audit Committee monitors accounting policies and financial reporting, receives reports from the internal audit function and reviews the half-yearly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors and keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to Enodis by its auditors. The committee's chairman is Mr. Morris, who serves together with Messrs. Brooks and Briggs. The Audit Committee must be comprised solely of non-executive directors and consist of not less than three members. The Audit Committee met three times in fiscal 2000 and plans to meet not less than four times in each subsequent year.

     The Remuneration Committee reviews and advises upon the remuneration and benefits packages of the executive directors, and it reports to the full Board. The fees of the non-executive directors are determined by the full Board. The committee is advised and assisted as required by external consultants. The committee's chairman is Mr. Schmidt, who serves together with Messrs. Brooks and Morris.

     As part of our commitment to become the leading global provider of food equipment solutions, the Remuneration Committee's policy is to offer executives a cost-effective global compensation package which is competitive in each of our markets. Within this overall strategy, however, the committee will place a greater emphasis on consistency and fairness throughout the company than it previously did. Salaries for executives are determined by reference to the median salary for similar positions paid by comparable global businesses in each country or region, taking into account various performance factors, such as earnings, cash generation and market value. Bonuses are based on the same performance factors and any others that the committee considers relevant. Generally, the maximum bonus payable to directors is 100% of basic salary. An annual incentive plan for all executives and employees may be implemented at the discretion of the Board. Annual and long-term incentives, together, are designed to provide an opportunity for executives to earn upper quartile total reward for exceptional performance. Long-term compensation, including executive and employee option and share purchase plans and proposed plans, are described above under "Compensation Plans." The Board believes that the total remuneration package aligns senior executives' interests with those of the shareholders and gives these individuals strong incentives to perform at the highest levels.

Employees

     At the end of fiscal 2000, 1999 and 1998, we had the following number of employees:

                                             September 30, 2000      October 2, 1999     September 26, 1998
                                             ------------------      ---------------     ------------------
Food Equipment:
   North America                                  6,124                6,277                  3,045
   Rest of World                                  2,693                2,587                    734
Building and Consumer Products:                   2,417                2,387                  2,495
                                                -------              -------                  -----
   TOTAL                                         11,234               11,251                  6,274

     As a result of the acquisition of Scotsman in August 1999, our workforce almost doubled. About 2,400 of our employees in North America are covered by collective bargaining agreements.

Share Ownership of Management

     As of March 31, 2001 (or earlier resignation), the persons described in the Compensation Table above owned our ordinary shares and ADSs as shown below. The options to purchase ordinary shares held by these persons are described in the option tables above and are not included in the figures shown in the table below.

Name                                                               Shares            ADSs      Percent of Class
----                                                               ------          ------      -----------------
Robert E. Briggs                                                           0         2,000          *
Peter M. Brooks                                                       20,000             0          *
Jonathan P. Findler (resigned on July 3, 2000)                        37,244             0          *
Penny L. Hughes (resigned on January 17, 2001)                         2,000             0          *
G. Eryl Morris                                                        20,000             0          *
Denis J. Mulhall (resigned on December 31, 1999)                      64,469             0          *
Andrew F. Roake                                                      100,000        10,000          *
Waldemar Schmidt                                                       2,300             0          *
John R. Sclater (resigned on January 19, 2000)                        10,848             0          *
David W. Williams (resigned on March 23, 2001)                         8,353           100          *

____________________
  *  Less than 1%.

Item 7.  Major Shareholders and Related Party Transactions

  Major Shareholders


     The number of our ordinary shares outstanding at March 31, 2001 was 250,203,639, held by 7,666 holders of record. 246,321,482 of the ordinary shares, or 98.5%, are held by residents of the U.K., and 17 holders of record, holding 3,574,456 ordinary shares, reside in the U.S. In addition, there are three record holders of our ADSs, holding approximately 82,000 ADSs (representing 328,000 ordinary shares), each residing in the U.S. We also believe, based on our own inquiries and notices provided to us, that, as of February 26, 2001, the following persons beneficially hold 3% or more of our outstanding ordinary share capital:

              Name                               Shares             Percent of Class
              ----                               ------             ----------------
Schroder Investment Management Ltd             23,842,804                9.53%
Harris Associates L.P.                         20,119,100*               8.05%
M & G Investment Management Ltd                17,120,409                6.84%
Fidelity Investment Management Ltd             12,568,477                4.48%
Marathon Asset Management Ltd                  11,973,777                5.16%
Standard Life Assurance Company                11,207,015                5.02%
Franklin Resources, Inc.                        9,352,012*               3.74%
SG Asset Management                             8,925,307                3.57%

________________________
  * Based on notices received from these shareholders on March 29, 2001.

     All of these holders have increased their ownership of our ordinary shares during the past three years, except that the ownership of M&G and Fidelity have decreased. In addition, several entities that had held more than 3% (but none held more than 9%) of our outstanding ordinary shares during the last three years now hold less than 3% of our outstanding ordinary shares. None of the holders with 3% or more of our ordinary shares has different voting rights from other holders of ordinary shares. To our knowledge, we are not controlled, directly or indirectly, by any corporation, foreign government or any other natural or legal person or group of persons.

     Related Party Transactions

     None, except for intercompany loan guarantees, as described in "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources-- Material financial requirements."

Item 8.  Financial Information

  Financial Statements

     The financial statements required by this Item 8 are found immediately following Item 19. After September 30, 2000, we acquired Jackson, a manufacturer of dishwashing equipment, and the E-Flow(R) oven product line, for a total cost of approximately $43.0 million. See Note 16 to our financial statements.

  Legal Proceedings

Bomar-related lawsuits:

     In 1996 Bomar Resources Holdings Inc. ("BRHI"), among others, brought an action against us in the U.S. Federal District Court for the Southern District of New York based on an indemnity that we gave in connection with the 1988 sale of our former subsidiary, Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. In September 1999, the jury found us liable to indemnify BRHI, and judgment was entered against us in August 2000 for $1.8 million plus interest, which interest is currently about $1.0 million, and for 50% of any future costs and damages actually paid by BRHI as a result of a separate action in New York federal court against Bomar brought by International Mineral and Resources, S.A. (the "IMR federal case"), concerning Bomar's interference with IMR's contract to purchase a shipping vessel in 1987. We have appealed the judgment, and BRHI and Bomar have filed a cross-appeal. In addition, IMR and a related entity have filed an appeal of the district court's decision denying their motion to intervene in the action post-judgment. The appeals are likely to be heard in the U.S. Court of Appeals for the Second Circuit in the latter half of 2001.

     Separately, in October 1999, judgment was entered against Bomar and other defendants in the IMR federal case, holding Bomar liable to IMR in the principal amount of $24.5 million, plus interest from 1988. This amount was subsequently reduced to $19.75 million plus interest, which interest is currently about $24.4 million.

     In January 2000, IMR and a related entity commenced proceedings against us, BRHI and others in New York State court. In the state court action, plaintiffs assert claims against us arising from the indemnity under which we were held liable for BRHI's damages, as described above. Despite the finding of only 50% liability in the BRHI case, plaintiffs seek to recover from us the entire judgment rendered against Bomar in the IMR federal case. In addition, plaintiffs asserted causes of action against us for fraudulent conveyance based on New York's Debtor and Creditor Law. As to these claims, plaintiffs alleged that while Bomar was defendant in the IMR federal case, it conveyed $30.0 million to us without fair consideration. Plaintiffs sought to recover the sum of the alleged fraudulent conveyance from us to partially satisfy the judgment against Bomar in the IMR federal case. In March 2000, we moved the court to dismiss the state court action. In December 2000, the court granted our motion to dismiss the fraudulent conveyance claims and stayed the remainder of the action pending determination of the various appeals in the related actions described herein. IMR is appealing the dismissal.

     We have been informed that in December 2000 or early January 2001 Bomar and BRHI entered into a settlement with IMR. In connection with the settlement, BRHI has consented to the entry of a judgment against it and in favor of IMR in the state court action in the total amount of $44.4 million.

Consolidated-related lawsuits:

     In January 1999, William L. Hall commenced proceedings against Enodis Corporation, formerly known as Welbilt Corporation, and Welbilt Holding Company in the U.S. District Court for the Northern District of Indiana claiming common law fraud, violation of the federal and Indiana securities laws, constructive fraud and breach of contract arising from the sale of the stock of Consolidated Industries Corp. ("Consolidated") by Welbilt Holding to Mr. Hall under a stock purchase agreement dated January 6, 1998. Mr. Hall claimed an unspecified amount of actual damages but asserted that his damages include the purchase price for Consolidated of $7.0 million. On May 8, 2000, the court granted summary judgment in our favor dismissing all of Mr. Hall's claims. The judgment is no longer subject to appeal, and Mr. Hall is barred from asserting these claims in the future.

     In May 1999, Consolidated, then a debtor in bankruptcy, but under the control of Mr. Hall, its CEO and sole shareholder, commenced proceedings against Enodis Corporation in the U.S. Bankruptcy Court for the Northern District of Indiana alleging that fraudulent transfers had occurred from Consolidated to Enodis Corporation, that Enodis Corporation had acted in breach of its fiduciary duty to Consolidated and that Enodis Corporation was the "alter ego" of Consolidated and is therefore liable for all of Consolidated's debts. Consolidated's bankruptcy trustee is still pursuing these claims against Enodis Corporation. Consolidated is a defendant in a certified class action in California, which claims that certain "N-Ox rod furnaces" manufactured by it were defective. The class action is scheduled for trial in July 2001. Enodis Corporation is not a party to that action. In December 2000, however, Enodis Corporation was sued in California state court in a putative class action lawsuit involving Consolidated furnaces that did not contain the "N-Ox rods." Plaintiffs claim that Enodis Corporation is liable based on the same alter ego theory asserted by Consolidated in the Indiana litigation.

     Consolidated was a defendant in a putative class action commenced in December 1997 in Indiana state court seeking damages against Consolidated on behalf of the class for manufacturing and selling allegedly defective furnaces. By operation of bankruptcy law and procedure, the Indiana case was removed from the state court to the bankruptcy court. An attempt by the plaintiffs in that action to assert a claim against Enodis Corporation on the alter ego theory was denied without prejudice by the bankruptcy court on procedural grounds. The bankruptcy court administratively dismissed the case and ordered that plaintiffs pursue their claims against Consolidated through the bankruptcy claims procedure.

     The Trane Company, a division of American Standard Inc., which was one of several distributors of furnaces manufactured by Consolidated, had threatened to commence an action against Enodis Corporation seeking to hold it liable for Consolidated's obligations to Trane on the same alter ego theory posited by Consolidated. In March 2000, we filed an action against Trane in Delaware Chancery Court for a declaratory judgment and injunctive relief concerning the alter ego theory. On February 29, 2000, Trane had commenced an action in Texas state court involving the same issues and the same parties. The Texas court is currently considering our objection to the court's jurisdiction over Enodis Corporation and our assertion that the claims should be heard in Delaware, where Enodis Corporation, Welbilt Holding and American Standard are incorporated. The Delaware court temporarily stayed the Delaware case to allow the Texas court time to decide the jurisdictional question. In March 2001, Amana Company, L.P. filed a motion in the Texas case to intervene as a plaintiff. Amana Company alleges that it is the successor to Amana Refrigeration, Inc. (a distributor of furnaces manufactured by Consolidated) and is a Delaware limited partnership.

Exposure from lawsuits:

     We are vigorously contesting or pursuing, as applicable, the lawsuits and claims described above. We record, on our financial statements, losses that we consider to be probable and reasonably estimable. Based upon our current assessments of these lawsuits and claims and the capital resources available to us, we believe that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts accrued in respect of them. Therefore, the resolution of these lawsuits should not have a material effect on our financial condition, liquidity or results of operations. However, due to the uncertainties involved in litigation, there are cases, including some of the claims involving Consolidated, in which either the outcome is not reasonably predictable or losses, if any, are not reasonably estimable. If the Consolidated-related lawsuits and claims were ultimately determined in a manner adverse to us, and in amounts in excess of our accruals, it is reasonably possible that those determinations could have a material effect on our net income in a given reporting period. The term "reasonably possible" as used in the preceding sentence means that the chance of a future transaction or event occurring is more than remote but less than likely.

     In addition, we are routinely a defendant in litigations involving product liability claims. These litigations are generally covered by insurance. From time to time, one of our subsidiaries may be named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes in connection with hazardous waste sites. We do not believe that any liability which might be imposed on us in connection with these environmental proceedings, either individually or in the aggregate, will have a material adverse effect upon our business or financial condition.

  Dividend Policy

     Our policy is to distribute a portion of our after-tax profits to shareholders by way of payments of dividends. Payments are usually made twice each fiscal year. The Board is empowered to make an interim payment each year following the publication of our financial results for the half year ended on March 31. After the close of the fiscal year, the Board recommends the final dividend amount for approval by our shareholders at our annual general meeting, after which the final dividend is paid.

     In deciding upon the amount of the interim payment and in formulating its final dividend recommendation to shareholders, the Board considers, among other things, the ongoing level of profits anticipated from our business, our cash needs, shareholder expectations and prospects for further investment in growth initiatives. For fiscal 2000, we paid total dividends in the amount of 13.75 pence per share, as compared with a total of 12.5 pence per share for fiscal 1999. In fiscal 2000, we paid an interim dividend of 4.4 pence per share, as compared with an interim dividend in fiscal 1999 of 4.0 pence per share.

Item 9.  The Offer and Listing

     Our American Depositary Shares ("ADSs") are traded on the NYSE under the ticker symbol "ENO". Our ordinary shares are listed on the Official List of the London Stock Exchange. Each ADS represents four ordinary shares. The ADSs have been listed on the NYSE only since July 12, 2000 and have been thinly traded.
We cannot promise that, even if an active trading market does develop, the price of the ADSs will be proportional to the price of the ordinary shares on the London Stock Exchange.

     The following table sets forth, for the periods indicated, the high and low closing middle-market prices of our ordinary shares on the Daily Official List of the London Stock Exchange and of our ADSs on the NYSE.

                                                     Ordinary Shares                     ADSs
                                                       (in pence)                    (in dollars)
                                                -----------------------        -----------------------

Fiscal Year Ended                                      High        Low            High        Low
----------------                                      -----       -----           ----        ---
September 28, 1996                                     222.0      103.5             n/a        n/a
September 27, 1997                                     172.5      103.0             n/a        n/a
September 26, 1998                                     260.0      161.5             n/a        n/a
October 2, 1999                                        327.0      155.0             n/a        n/a
September 30, 2000                                     356.5      186.0            19.31      11.25

Fiscal Year Ended October 2, 1999
---------------------------------
First Quarter                                          192.5      155.0             n/a        n/a
Second Quarter                                         220.5      167.0             n/a        n/a
Third Quarter                                          260.5      218.5             n/a        n/a
Fourth Quarter                                         327.0      238.5             n/a        n/a

Fiscal Year Ending September 30, 2000
-------------------------------------
First Quarter                                          338.5      276.5             n/a        n/a
Second Quarter                                         356.5      262.0             n/a        n/a
Third Quarter                                          333.5      301.5             n/a        n/a
Fourth Quarter                                         324.5      186.0            19.31      11.25

Fiscal Year Ending September 29, 2001
-------------------------------------
First Quarter                                          245.5      196.5            14.00      11.37
Second Quarter                                         242.5      101.0            14.50       6.09

Calendar Month
--------------
October 2000                                           226.5      196.5            12.94      11.37
November 2000                                          245.5      217.0            14.00      12.62
December 2000                                          221.5      208.0            12.88      11.94
January 2001                                           242.5      171.5            14.50      10.20
February 2001                                          216.0      198.5            12.50      11.59
March 2001                                             199.0      101.0            12.16       6.09

Item 10.  Additional Information

  Memorandum and Articles of Association


     Enodis is registered as Company No. 109849 with The Registrar of Companies for England and Wales. Our objects and purposes are to carry on, directly or indirectly, any trade or business whatsoever, whether manufacturing or otherwise, which may seem, in the opinion of the Board of Directors, to be capable of being conveniently or advantageously carried on by the Company. Our objects and purposes can be found, and are more particularly described, in clauses 4(A) through 4(D) of our Memorandum of Association, which has been filed as an exhibit to this report.

     Directors

     A director generally may not vote upon any proposal, arrangement or contract before the Board in which he or she has a material interest. A director is not counted towards the quorum with respect to a Board resolution on which he or she may not vote. Executive directors are not permitted to receive fees for serving as a director. The Board determines director fees for the non-executive directors, which fees shall not exceed (Pounds)300,000 per year in the aggregate or a larger amount that the shareholders may approve by ordinary resolution. Our Board exercises our borrowing powers, except that the shareholders, by ordinary resolution, must approve all borrowings in excess of three times the aggregate of the amount, calculated as of the date of our latest consolidated balance sheet, as adjusted:

     .  paid on our issued share capital;
     . standing to the credit of our consolidated capital and revenue reserves; and
     .  standing to the credit of our consolidated profit and loss account.

Under our Articles of Association and Section 293 of the Companies Act 1985, the mandatory retirement age for our directors is 70. Our shareholders, however, may approve the election or re-election of directors who are 70 years old or older. Directors are not required to be shareholders.

     Additional Rights, Preferences and Restrictions Attaching to Ordinary
Shares

     The following description is based upon provisions of our Memorandum and Articles of Association and English law. A copy of our Memorandum and Articles of Association has been filed as an exhibit to this report. We urge you to read it thoroughly and to consult your own legal adviser as to other provisions of law applicable to the ordinary shares, the ADSs or holders of them.

     Dividends. The ordinary shares confer upon their holders the right to receive dividends when declared. Dividends on ordinary shares are recommended by the Board and declared by the shareholders by way of ordinary resolution. In addition, the Board may declare and pay interim dividends. No larger dividend may be declared than is recommended by the Board, but the shareholders may declare a smaller dividend. The Board may fix a date as the record date by reference to which a shareholder will be entitled to receive a dividend on the ordinary shares and a payment date by reference to which the dividend will be paid. Any dividend on the ordinary shares unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to us. Dividends on our ordinary shares do not bear interest.

     Rights in Liquidation. Subject to the rights attached to any shares issued on special terms and conditions, upon our liquidation or winding up, after all of our debts and liabilities and the expenses of the liquidation have been discharged, any surplus assets will be divided among the holders of ordinary shares in proportion to their holdings of share capital.

     Ownership of Shares by Non-Residents. There are no restrictions under our Memorandum and Articles of Association or under English law that limit the rights of persons not resident in the U.K. to hold or to vote ordinary shares.

     Voting Rights and Shareholders Meetings. Under English law, there are two types of general meetings of shareholders, annual general meetings and extraordinary general meetings. The annual general meeting must be held, each calendar year, not more than 15 months from the previous annual general meeting. At the annual general meeting, matters such as the retirement and election of directors, re-appointment of auditors and the fixing of their compensation, approval of the annual accounts and the directors' report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting. All of our shareholders are entitled to attend all of our general meetings.

     The directors may convene an extraordinary general meeting, and they must convene one if demanded by holders of not less than 10% of the paid-up voting share capital. An annual general meeting, and an extraordinary general meeting called to pass a special resolution, must be called upon at least 21 days' notice. Any other extraordinary general meeting must be called upon at least 14 days' notice. Where a special or extraordinary resolution is to be considered, the notice must specify the intention to propose the special or extraordinary resolution, as the case may be, and must quote the proposed resolution in full. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

     At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. The approval of a special resolution or an extraordinary resolution requires a majority of not less than 75% of the votes cast.

     Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares present in person shall have one vote on a show of hands, and on a poll, every holder present in person or by proxy shall have one vote for every ordinary share held. A poll with respect to any resolution can be demanded by:

     .   the Chairman of the meeting;

     . not less than three shareholders present in person or by proxy and having the right to vote on the resolution;

     . a holder or holders present in person or proxy representing not less than 10% of the total voting rights with respect to the resolution; or

     . a holder or holders present in person or by proxy holding shares, conferring the right to vote on the resolution, on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares.

     All or any of the special rights or privileges attached to our shares, subject to provisions of the Companies Act 1985, may only be varied either with the consent in writing of the holders of not less than 75% in nominal value of the issued shares of the affected class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of that class.

     Notification of Interest in Shares. Section 198 of the Companies Act 1985 generally obliges a person who acquires an interest of 3% or more in our ordinary shares to notify us of that interest within two days following the day on which the obligation to notify arises. ADS holders are subject to Section
198. After the 3% level is reached, further notice must be given each time that the interest increases or decreases through a whole percentage figure, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means direct and indirect interests, including shares held by the person's spouse or child, a corporate body that the person can direct or where the person controls one third or more of the voting power, or another party where the person and that other party acquire shares under a "concert party" agreement. A "concert party" agreement provides for one or more parties to acquire shares and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of those shares. We are required by rules of the London Stock Exchange to disclose the name and the number and percentage of shares of each such 3% holder in our annual report and accounts.

     In addition, under Section 212 of the Companies Act 1985, by notice in writing, we may require a person who we know or believe to be, or to have been at any time during the three years immediately preceding the notice date, interested in shares or ADSs to confirm whether or not that is the case and to give further information relating to any interest. In addition to the restrictions on the rights attaching to shares imposed by the Companies Act 1985 for non-compliance with a Section 212 notice, our Articles of

Association apply additional restrictions. The restrictions can include loss of voting rights, entitlement to dividends and other payments and restrictions on alienability.

     Related Party Transactions. The London Stock Exchange rules generally require that before we engage in a substantial transaction with any person holding, or who has within the last 12 months held, 10% or more of our voting share capital, or who is, or within the last 12 months was, one of our directors, we must obtain shareholder approval of the transaction. The 10% shareholder or director may not vote on the resolution.

     Issuance of Additional Shares. Subject to the provisions of the Companies Act 1985, our Articles of Association and any relevant shareholders' resolution, the Board may issue, grant options over or otherwise deal with or dispose of authorized but unissued shares to any persons and on any terms as they deem appropriate. By virtue of Section 80 of that Act, however, the Board may not, subject to limited exceptions in respect of employee share plans, exercise any power to issue shares or derivative securities unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On January 17, 2001, our shareholders passed an ordinary resolution authorizing our directors, under Section 80, to issue shares up to a nominal amount of (Pounds)41.6 million, not including shares underlying options granted under our option plans, for a period of five years.

     Our share capital may be increased, consolidated and divided into shares of larger amounts than the ordinary shares, sub-divided into shares of smaller amounts than the ordinary shares, and unissued ordinary shares may be canceled, in each case, by an ordinary resolution of shareholders in a general meeting. Our issued share capital may be reduced by special resolution of shareholders in a general meeting and confirmation by the English courts. We may, with the prior approval of a special resolution of shareholders at a general meeting, purchase our own shares. On January 17, 2001, our shareholders passed a special resolution authorizing the repurchase of up to 25 million of our ordinary shares.

     Pre-emptive Rights. If shares are to be issued for cash, Section 89 of the Companies Act 1985 requires, subject to limited exceptions in respect of employee share plans, that the shares first be offered to existing holders in proportion to their holdings. However, Section 95 of the Companies Act of 1985 provides that the shareholders of a company may by special resolution give power to its board to issue shares, in respect of which there is existing Section 80 authority, as if Section 89 did not apply. On January 17, 2001, our shareholders approved a special resolution authorizing the issue of shares, without first offering them to existing holders, up to an aggregate nominal amount of (Pounds)6.25 million, which authority will expire at the conclusion of the next annual general meeting or, if earlier, 15 months from the approval of the resolution.

     Amendment of Articles of Association. The Articles may be amended at any time by a special resolution of shareholders.

     Indemnification of Directors and Company Officers. Our directors and Secretary are entitled to indemnification from us against costs, losses and liabilities incurred by them in the proper exercise of their duties.

     Material Contracts

     On March 12, 2001, we entered into a credit facility agreement among Enodis Plc and certain of our subsidiaries, the Royal Bank of Scotland Plc and Salomon Brothers International Limited, as arrangers, and specified lenders. The material terms of this agreement are described in "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

     We acquired Scotsman in August 1999 under the terms of an Agreement and Plan of Merger dated as of July 1, 1999. The cost of the acquisition, including assumed debt, was $791.5 million. Under the agreement, we purchased all of the outstanding shares of Scotsman for a price of $33.00 per share. On July 1, 1999, the last full trading day before the public announcement of the proposed acquisition, the market price of Scotsman's shares was $21.81 per share.

     We are party to a Deposit Agreement dated as of July 11, 2000 with The Bank of New York, as depositary, and all owners and holders from time to time of ADRs issued thereunder. Under the agreement, The Bank of New York acts as depositary and registrar for our American Depositary Receipts ("ADRs") that evidence our ADSs. The depositary's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Generally, the depositary will issue and register ADRs as requested against the deposit of ordinary shares with its London or corporate trust office and upon payment of fees, expenses and taxes. The depositary will also deliver the underlying ordinary shares as requested against the deposit of ADRs for cancellation and upon payment of fees, expenses and taxes. The depositary will send to holders dividends and anything else that we distribute on deposited securities by any means it thinks is legal, fair and practical. If exchange rates fluctuate before the depositary can translate the pounds in the distribution to dollars, ADS holders may lose some of the value of the distribution. Holders of ADRs may instruct the depositary to vote the underlying shares but may not vote them directly. Holders may not know about a meeting long enough in advance to give their instructions if their ADRs are held in broker or nominee name. Either Enodis or the depositary may terminate the agreement. The depositary is required to give holders 90 days' notice of termination. The agreement limits our obligations and the obligations of the depositary to holders.

     We have an employment agreement with Andrew Allner dated October 20, 2000, as amended. Mr. Allner is entitled to a base salary at the rate of (Pounds)245,000 per annum. Mr. Allner, as Chief Financial Officer reports to the Chief Executive and to the Board. In addition, Mr. Allner participates in:

     .    our discretionary bonus scheme;

     . life insurance coverage which provides for a death benefit of four times Mr. Allner's salary and family medical and disability insurance;

     .    benefit plans generally provided to our other senior executives; and

     .    our share option plans.

Mr. Allner will also receive:

     . a special bonus based on price of our ordinary shares after the preliminary announcement of our annual results for fiscal 2001, of (Pounds)5,000 for each 1 pence that the share price then exceeds 100 pence per share, or, if there is a change of control of Enodis prior to the preliminary announcement, (Pounds)5,000 for each 1 pence that the purchase price exceeds 100 pence per share, in each case subject to a minimum of (Pounds)250,000; and

     . 27% of base salary in lieu of membership in our defined benefit pension plan and a contribution to our defined contribution pension plan.

     Under the agreement, Mr. Allner is also provided with a car. In the event of illness or disability, Mr. Allner is entitled to receive his base salary for 26 weeks and will be retained on our payroll for the purpose of receiving any prolonged disability benefits which may be payable and for the purposes of the pension plans. We may terminate Mr. Allner's employment upon 12 months notice. If the termination is without cause or there is a change of control within the first 18 months of employment with us, Mr. Allner is entitled to a payment equal to 95% of his base salary (and additional salary in the case of termination, if the Board agrees; and 95% of bonus, in the case of change of control) for one year from the date of termination. Mr. Allner may terminate his employment upon three months written notice to us. Cause is defined in the agreement as including gross misconduct, serious breach of the agreement, bankruptcy, the conviction of a crime or insider trading. The agreement also provides for one year post-employment restrictive covenants.

     We also have agreed to grant to Mr. Allner an option, under our 2001 Executive Share Option Scheme, with a value of twice his annual base salary, based on an exercise price of (Pounds)1.81 per ordinary share. If the price of our shares increased before the date of grant, we will pay Mr. Allner the difference between the actual exercise price and (Pounds)1.81 per ordinary share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the options at an exercise price of (Pounds)1.81 per ordinary share and had sold the shares at the purchase price paid by the acquiror.

     Enodis Corporation has an employment agreement with Andrew F. Roake dated December 9, 1997, as amended. Mr. Roake is entitled to a base salary at the rate of $535,000 per annum. In addition, Mr. Roake participates in:

     .  our discretionary bonus scheme;
     .  our share option plans; and
     .  benefit plans generally provided to our other senior executives.

Under the agreement, Mr. Roake is also provided with a car. We may terminate Mr. Roake's employment with or without cause. If the termination is for cause, Mr. Roake is entitled to any earned but unpaid base salary and any expenses he incurred that have not yet been reimbursed. If the termination is without cause, Mr. Roake is entitled to the continuation of his base salary for one year from the date of termination. In the event of a termination without cause following a change of control of Enodis before March 31, 2002, Mr. Roake will be entitled to his base salary for two years from the date of termination. Mr. Roake may terminate his employment upon two months notice to us. Cause is defined in the agreement as dishonesty, willful misconduct or gross negligence, the failure to discharge proper directions faithfully or the commission of a felony. The agreement also provides for one year post-employment restrictive covenants.

     We also have agreed to grant to Mr. Roake an option, under our 2001 Executive Share Option Scheme, with a value of twice his annual base salary, based on an exercise price of (Pounds)1.81 per ordinary share. If the price of our shares increased before the date of grant, we will pay Mr. Roake the difference between the actual exercise price and (Pounds)1.81 per ordinary share. If there is a change of control of Enodis prior to the date of grant, Mr. Roake will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the options at an exercise price of (Pounds)1.81 per ordinary share and had sold the shares at the purchase price paid by the acquiror.

     Exchange Controls

     There are currently no U.K. foreign exchange control restrictions affecting
(1) the import or export of capital, including the availability of cash and cash equivalents for use by us or (2) the payment of dividends, interest or other distributions to non-resident holders of our securities.

     Taxation

     The following section is a general summary of the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs and, except as provided explicitly below, ordinary shares, to U.S. Holders. For these purposes, "U.S. Holders" are beneficial owners of ADSs or, where relevant, ordinary shares, who are any of the following:

     . citizens or residents of the U.S. for U.S. federal income tax purposes who are not also resident or, in the case of individuals, ordinarily resident, in the U.K. for U.K. tax purposes;

     . corporations or partnerships created or organized under the laws of the U.S. or any State thereof;

     . estates the income of which is subject to U.S. federal income taxation regardless of its source; or

     . a trust, if a court within the U.S. is able to exercise primary supervision over the administration and control of the trust and one or more of the U.S. fiduciaries have the authority to control all substantial decisions of the trust.

     This summary is based on the current laws in force and regulations of the relevant taxation authorities and is subject to any changes in U.S. or U.K. law, or in the interpretation of these laws by the relevant legislative, judicial or taxation authorities or in the reciprocal taxation conventions between the U.S. and the U.K. relating to (a) income and capital gains taxes (the "Income Tax Treaty") and (b) estate and gift taxes (the "Estate Tax Convention"). This summary is also based, in part, on representations of the depositary and assumes that each obligation in the Deposit Agreement will be performed in accordance with its terms.

     This summary is of a general nature and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. It deals only with ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment of U.S. Holders who may own, directly or by attribution, 10% or more of our outstanding voting share capital.

     Prospective purchasers of our ADSs are advised to consult with their own tax advisors with respect to U.S. federal, state and local tax consequences, as well as with respect to the U.K. and other foreign tax consequences, of the ownership of our ADSs applicable in their particular tax situations.

     For purposes of the conventions and the U.S. Internal Revenue Code of 1986, U.S. Holders will be treated as the owners of the ordinary shares represented by ADSs.

Taxation of Dividends

     No U.K. withholding tax is payable in respect of dividends on our ordinary shares or ADSs, except by way of a deduction in calculating the tax credit under applicable double taxation treaties. See below with respect to the Income Tax Treaty. An individual who is the beneficial owner of our ADSs and who resides in the U.K. is treated, for U.K. income tax purposes, as having taxable income equal to the amount of a dividend paid to him, plus a U.K. tax credit. The U.K. tax credit is an amount equal to one-ninth of the dividend received. The U.K. tax credit is not available to be refunded to him if it exceeds his overall income tax liability.

     Under the Income Tax Treaty, subject to limited exceptions, a U.S. holder who is a resident of the U.S. for purposes of the Income Tax Treaty is entitled to receive, in addition to any dividend paid by Enodis, the U.K. tax credit in respect of that dividend, but reduced by a U.K. withholding tax equal to 15% of the sum of the dividend paid and the U.K. tax credit. However, the U.K. tax credit to persons entitled to this credit will not exceed the applicable withholding tax. Therefore U.S. Holders will not be entitled to receive a payment of any U.K. tax credit.

     For U.S. federal income tax purposes, the gross amount of a dividend (a) will be included in gross income by a U.S. holder (at the dollar value of the dividend payment, on the date of the receipt by the depositary, regardless of whether the dividend is translated into dollars) and (b) will be treated as foreign source dividend income to the extent paid out of our current accumulated earnings and profits as determined for U.S. federal income tax purposes. Any difference between the dollar amount included in income and the dollar amount actually received may constitute ordinary foreign currency gain or loss.

Taxation of Capital Gains

     A U.S. holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains or eligible for relief for losses realized or accrued on the disposal of ADSs unless, at the time of disposal, the U.S. holder is carrying on a trade, profession or vocation in the U.K. through a branch or agency, and the ADSs are or have been before the time of disposal used, held or acquired for the purposes of the trade, profession or vocation of the branch or agency.

     An individual U.S. holder who has, on or after March 17, 1998, ceased to be resident or ordinarily resident in the U.K. for a period not exceeding five tax years and who disposes of ADSs during that period may also be liable for U.K. tax on capital gains, notwithstanding that the person may not be resident in the U.K at the time of the disposal.

     Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. holder's adjusted tax basis in the ADS. This gain or loss will be capital gain or loss if the U.S. holder held the ADS as a capital asset.

     A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of an ADS will generally be entitled, subject to limitations under the Income Tax Treaty, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of the gain against such U.S. holder's U.S. federal income tax liability in respect of the gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Estate and Gift Taxes

     An ADS held by an individual U.S. holder whose domicile is determined to be in the U.S. for purposes of the Estate Tax Convention and who is not a national of, or domiciled in, the U.K. for those purposes will not be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of our ADSs, except where (a) the ADSs are part of the business property of a U.K. permanent establishment of an enterprise of the U.S. or pertain to a U.K. fixed base used for the performance of independent personal services or (b) any applicable U.S. federal gift or estate tax liability is not paid. The Estate Tax Convention generally provides a credit against U.S. federal estate or gift tax liability for the amount of any tax paid in the U.K. in a case where the ADSs are subject to both U.K. inheritance tax and to U.S. federal estate or gift tax. An individual U.S. holder will be subject to U.S. estate and gift taxes with respect to our ADSs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty ("SD") and Stamp Duty Reserve Tax ("SDRT")

     SDRT at the then-applicable rate arises upon the deposit with the depositary or its nominee of ordinary shares in exchange for ADRs. The current rate of SDRT on the deposit of ordinary shares is 1.5%. In some cases, U.K. SD could also arise on the deposit, and the current rate is 1.5%. The amount of SDRT payable will be reduced by any SD paid in connection with the same transaction. SDRT will be payable by the depositary in the first instance. In accordance with the terms of the Deposit Agreement, the depositary will require holders to pay the amount in respect of this tax to the depositary before issuing the ADRs.

     If the instrument of transfer is not executed in the U.K. and remains at all subsequent times outside the U.K., no SD will be payable on the acquisition or transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability for SDRT.

     A transfer of ordinary shares by the depositary or its nominee to the relative ADR holder when the ADR holder is not transferring beneficial ownership will give rise to SD at the rate of (Pounds)5.00 per transfer.

     Transfer of ordinary shares, as opposed to ADSs, will normally give rise to a charge to SD at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer or agreement to transfer. SD and SDRT arising upon the sale of ordinary shares are usually payable by the purchaser. Where these ordinary shares are later transferred to the depositary, further SDRT will normally be payable upon the deposit at the rate of 1.5% of the value of the ordinary shares at the time of transfer. In certain cases, SD could also arise in the transfer at the rate of 1.5%, subject to the amount of any SDRT being reduced by the SD on the same transaction.

          Documents on Display

     We are subject to the filing requirements of the Securities Exchange Act of 1934 and file periodic reports with the Securities and Exchange Commission. You may read and copy any documents that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Some of our SEC filings are available on the SEC's Internet site at www.sec.gov.

     Whenever a reference is made in this report to any material contract or other document to which we are a party, you should refer to the exhibits that are a part of this report for a complete copy of the contract or document. You may request copies of these exhibits, and we will provide them at no cost, by writing or telephoning us at 1 Farnham Road, Guildford, Surrey, GU2 4RG U.K., attention Mr. David Hooper, Company Secretary (telephone: (44) 1483-549-080) or at the Enodis Technology Center, 2227 Welbilt Blvd., New Port Richey, Florida 34655, U.S.A., attention Ms. Michele Nova (telephone: 727-375-7010).

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risks from changes in foreign currency exchange rates and interest rates. We monitor and manage these risks as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects on its results. As a result, we do not anticipate any material losses in these areas.

     We operate a central treasury function that controls all decisions and commitments about cash management, arrangement of borrowing facilities, banking relationships and foreign currency commitments. Our treasury operations are conducted within a framework of policies and guidelines which have been authorized by the board of directors to regulate the activities of the central treasury function in terms of the approval levels and the scope of decision making. The central treasury function, in turn, has implemented policies and guidelines to control the activities of our subsidiaries.

     To reduce our currency translation and interest rate risks, we selectively use a number of financial instruments. We do not use financial instruments for trading purposes.

          Interest Rate Risk

     We are exposed to interest rate risk primarily due to our borrowing activities, the majority of which are denominated in U.S. dollars. Interest rate risk exists on our long-term floating rate borrowings, which at September 30, 2000 amounted to (Pounds)449.8 million. To reduce the impact of changes in interest rates on these borrowings, a formal policy has been approved by our board to hedge 65% of our long-term floating rate borrowings for a period of up to three years. Accordingly, we have contracted with major financial institutions as follows:

     ! forward interest rate agreement--we have a pre-set interest rate for a specified future period;

     ! interest rate cap/floor agreement--we are entitled to receive from counterparties the amount, if any, by which the selected market interest rate exceeds the cap strike rate stated in the contract, or to pay to counterparties the amount, if any, by which the selected market interest rate falls below the floor strike rate, applied to the notional amount; and

  ! interest rate swap agreements--we have agreed to exchange the difference between a fixed rate and a variable rate applied to the notional amount.

     At September 30, 2000, after adjusting for the effect of the above agreements, we had long-term fixed, floating rate and semi-fixed borrowings of (Pounds)94.9 million, (Pounds)292.7 million and (Pounds)67.6 million, respectively. The semi-fixed borrowings relate the collar noted above. A hypothetical 100-basis point increase in the interest rate, as of September 30, 2000, would reduce net income by (Pounds)3.6 million.

     Currency Risk

     A substantial part of our activities is conducted outside the U.K., and the majority of that activity is denominated in U.S. dollars. This gives rise to several elements of risk in respect of foreign exchange rate movements.

     Foreign currency requirements for sales transactions between our subsidiaries and our obligations to or from third parties are hedged through forward currency agreements with terms generally of less than one year. No speculative positions are taken. We monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged include the U.S. dollar, euro and Canadian dollar. At September 30, 2000, we had forward contracts maturing at various dates to sell (Pounds)29.1 million in foreign currency. The approximate gain to us to terminate these agreements at September 30, 2000, would have been (Pounds)0.3 million.

     We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. Wherever possible, we seek to minimize this exposure through the matching of local currency borrowings and assets. At September 30, 2000, 97.0% of our net debt was denominated in U.S. dollars. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for fiscal 2000 was a gain of (Pounds)4.7 million. This adjustment is included in our statement of shareholders' equity under the heading, "Accumulated Other Comprehensive Loss."

     A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

  ! reduce our net income at September 30, 2000 by (Pounds)4.2 million, mainly due to U.S. dollar exposure; and

  ! reduce our net assets at September 30, 2000 by (Pounds)14.8 million, mainly due to U.S. dollar and euro exposure.

Item 12.  Description of Securities Other than Equity Securities

     Not applicable.

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15.  [Reserved]

Item 16.  [Reserved]

                                   PART III

Item 17.  Financial Statements

     Not applicable.

Item 18.  Financial Statements

     The financial statements described below are included in this report immediately following Item 19.


Description                                                                                     Page No.
-----------                                                                                     --------
Enodis plc Consolidated Financial Statements as of September 30, 2000 and
October 2, 1999 and for the three years in the period ended September 30, 2000:

Independent Auditors' Report.....................................................................  F-1
Consolidated Balance Sheets......................................................................  F-2
Consolidated Statements of Income................................................................  F-3
Consolidated Statements of Cash Flows............................................................  F-4
Consolidated Statements of Shareholders' Equity..................................................  F-5
Notes to Consolidated Financial Statements....................................................F-6 F-29
Schedule II - Valuation and Qualifying Accounts and Reserves..................................... F-30

Item 19.  Exhibits

Exhibit No.  Description of Document
----------   -----------------------

  1.1 Certificate of Incorporation, as amended, and Memorandum of Association of the Registrant, as amended.*

  1.2        Articles of Association of the Registrant, as amended.*

  4.1        The Registrant's Executive Share Option Scheme (1984).*

  4.2        The Registrant's Executive Share Option Scheme (1993).*

  4.3        The Registrant's Executive Share Option Scheme (1995).*

  4.4 Service Contract between Enodis Corporation and Andrew F. Roake dated December 9, 1997.*

  4.5 Service Contract between the Registrant and Andrew Allner dated October 20, 2000, as amended.

  4.6 Agreement and Plan of Merger dated as of July 1, 1999 among Enodis Corporation, Berisford Acquisition Corporation and Scotsman Industries, Inc., incorporated by reference to Schedule 14D-1,
             Exhibit 99(c)(1) filed by Scotsman Industries, Inc. on July 9, 1999 (File No. 005-40352).*

  4.7 Credit and Guaranty Agreement dated as of August 13, 1999 among the registrant, Barclays Bank PLC, National Westminster Bank Plc and others.*

  4.8 Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

  4.9 Amendment dated April 9, 2001 to service contract between Enodis Corporation and Andrew F. Roake.

  8.1     Significant Subsidiaries.


-----------------------

   * Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of Enodis plc:

We have audited the accompanying consolidated balance sheets of Enodis plc (formerly Berisford plc) and subsidiaries (collectively, the "Company") as of September 30, 2000 and October 2, 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2000. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and October 2, 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



/s/ DELOITTE & TOUCHE

London, England
November 21, 2000 except for Notes 1, 3, 8, 9 and 16, as to which the date is March 23, 2001

ENODIS plc (formerly Berisford plc)

CONSOLIDATED BALANCE SHEETS
(in millions except share data)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            September 30,
                                                                                2000        September 30,        October 2,
                                                                              (Note 1)           2000               1999
                                                                            (Convenience
                                                                            Translation)

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                         $ 42.1     (pound) 28.5       (pound) 26.7
  Trade accounts receivable, less allowance for doubtful
    accounts of(pound)8.3 and(pound)8.1, respectively                                225.9            152.8              149.1
  Inventories                                                                        159.7            108.0              107.9
  Prepaid expenses and other current assets                                           43.0             29.1               24.1
  Deferred income taxes                                                               30.0             20.3               24.3
  Net assets of discontinued operations                                              129.0             87.2               86.2
                                                                                 ---------  ---------------    ---------------

           Total current assets                                                      629.7            425.9              418.3

PROPERTY, PLANT AND EQUIPMENT, net                                                   176.8            119.6              110.5

GOODWILL, net                                                                        959.4            648.9              623.7

DEFERRED INCOME TAXES                                                                102.3             69.2               79.7

OTHER ASSETS                                                                          74.8             50.6               49.7
                                                                                 ---------  ---------------    ---------------

TOTAL ASSETS                                                                    $  1,943.0  (pound) 1,314.2    (pound) 1,281.9
                                                                                ==========  ===============    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade accounts payable                                                           $ 116.4     (pound) 78.7       (pound) 66.3
  Accrued expenses and other current liabilities                                     157.9            106.8              137.2
  Short-term debt                                                                      9.3              6.3                5.1
  Current portion of long-term debt                                                  126.1             85.3               74.5
  Income taxes payable                                                                22.9             15.5                9.0
                                                                                 ---------  ---------------    ---------------

           Total current liabilities                                                 432.6            292.6              292.1

LONG-TERM DEBT                                                                       548.7            371.1              445.8

OTHER LIABILITIES                                                                     92.6             62.6               50.3

MINORITY INTEREST                                                                      1.6              1.1                1.0
                                                                                 ---------  ---------------    ---------------

           Total liabilities                                                       1,075.5            727.4              789.2
                                                                                 ---------  ---------------    ---------------

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY:
  Ordinary shares, 50p par value, 344,200,000 shares authorized,                     184.8            125.0              105.8
    250,074,985 and 211,553,127 shares issued and outstanding, respectively
  Additional paid-in capital                                                         354.2            239.6              165.9
  Retained earnings                                                                  326.9            221.1              224.6
  Accumulated other comprehensive income (loss)                                        1.6              1.1               (3.6)
                                                                                 ---------  ---------------    ---------------

           Total shareholders' equity                                                867.5            586.8              492.7
                                                                                 ---------  ---------------    ---------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 1,943.0  (pound) 1,314.2    (pound) 1,281.9
                                                                                 =========  ===============    ===============

See notes to consolidated financial statements.

ENODIS plc (formerly Berisford plc)

CONSOLIDATED STATEMENTS OF INCOME
(in millions except share data)
---------------------------------------------------------------------------------------------------------------------------------


                                                          52 Weeks           52 Weeks            53 Weeks            52 Weeks
                                                           Ended               Ended              Ended               Ended
                                                       September 30,       September 30,        October 2,        September 26,
                                                            2000               2000                1999                1998
                                                          (Note 1)
                                                        (Convenience
                                                        Translation)
NET SALES                                                    $ 1,337.2       (pound) 904.4      (pound) 490.7       (pound) 335.9

COSTS OF GOODS SOLD, EXCLUSIVE OF
    DEPRECIATION                                                 908.6               614.5              316.6               216.1
                                                          ------------        ------------       ------------        ------------

           Gross profit                                          428.6               289.9              174.1               119.8

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                                       232.3               157.1              100.6                70.4

DEPRECIATION AND AMORTIZATION                                     81.6                55.2               30.4                20.8
                                                          ------------        ------------       ------------        ------------

           Operating profit                                      114.7                77.6               43.1                28.6

OTHER INCOME, NET                                                  2.5                 1.7                3.1                 5.3

INTEREST EXPENSE, INCLUDING
  AMORTIZATION OF DEBT
  ISSUANCE COSTS                                                 (53.4)              (36.1)             (13.9)              (11.4)
                                                          ------------        ------------       ------------        ------------

INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND MINORITY
  INTEREST                                                        63.9                43.2               32.3                22.5

PROVISION FOR INCOME TAXES                                        50.0                33.8               21.7                20.3
MINORITY INTEREST                                                  0.4                 0.3                  -                   -
                                                          ------------        ------------       ------------        ------------

INCOME FROM CONTINUING OPERATIONS                                 13.5                 9.1               10.6                 2.2

INCOME FROM DISCONTINUED OPERATIONS,
  NET OF INCOME TAX                                               23.9                16.2               16.7                14.1
                                                          ------------        ------------       ------------        ------------


NET INCOME                                                      $ 37.4        (pound) 25.3       (pound) 27.3        (pound) 16.3
                                                          ============        ============       ============        ============



WEIGHTED AVERAGE ORDINARY SHARES:
  Basic                                                          234.0               234.0              157.1               151.5
  Diluted                                                        250.7               250.7              249.4               154.4

EARNINGS PER ORDINARY SHARE -- BASIC (pence):
  Income from continuing operations                             $ 0.06                 3.9 p              6.7 p               1.5 p
  Income from discontinued operations                             0.10                 6.9 p             10.7 p               9.3 p
                                                                ------        ------------       ------------        ------------
  Net Income                                                    $ 0.16                10.8 p             17.4 p              10.8 p
                                                                ======        ============       ============        ============

EARNINGS PER ORDINARY SHARE -- DILUTED (pence):
  Income from continuing operations                             $ 0.05                 3.6 p              7.6 p               1.4 p
  Income from discontinued operations                             0.10                 6.5 p              6.7 p               9.2 p
                                                                ------        ------------       ------------        ------------
  Net Income                                                    $ 0.15                10.1 p             14.3 p              10.6 p
                                                                ======        ============       ============        ============

See notes to consolidated financial statements.

ENODIS plc

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
----------------------------------------------------------------------------------------------------------------------------------


                                                          52 Weeks
                                                            Ended
                                                         September 30,       52 Weeks        53 Weeks        52 Weeks
                                                            2000              Ended            Ended           Ended
                                                          (Note 1)        September 30,     October 2,     September 26,
                                                         (Convenience         2000             1999           1998
                                                         Translation)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $ 37.4     (pound) 25.3    (pound) 27.3    (pound) 16.3
  Adjustments to reconcile net income to net
   cash provided
    by operations:
    Net income from discontinued operations                     (24.0)           (16.2)          (16.7)          (14.1)
    Depreciation and amortization                                81.6             55.2            30.4            20.8
    Gain on sale of fixed assets                                 (3.7)            (2.5)           (1.3)           (4.4)
    Deferred income taxes                                        29.0             19.6            15.8            17.0
    Stock Option expense                                          4.2              2.8               -               -
    Change in operating assets and liabilities:                   0.0
      Decrease (increase) in accounts receivable                 18.3             12.4            (3.0)          (10.8)
      Increase in inventories                                     9.2              6.2             0.5             3.3
      Decrease (Increase) in prepaid expenses and
       other current assets                                      (7.4)            (5.0)            1.3            (2.0)
      (Decrease) increase in trade accounts payable             (14.3)            (9.7)          (17.3)            5.1
      (Decrease) Increase in accrued expenses and
       other current liabilities                                  1.0              0.7             2.9            (9.8)
      Other, net                                                 (1.3)            (0.9)           (4.0)            1.5
                                                         ------------     ------------    ------------    ------------

           Net cash provided by operations                      130.0             87.9            35.9            22.9
                                                         ------------     ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                          (30.5)           (20.6)          (20.8)           (8.0)
  Proceeds from the sale of fixed assets                         12.1              8.2            16.2            15.1
  Acquisitions, net of cash acquired                            (71.2)           (48.2)         (233.0)          (56.1)
                                                         ------------     ------------    ------------    ------------

           Net cash used in investing activities                (89.6)           (60.6)         (237.6)          (49.0)
                                                         ------------     ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                                       -           367.3               -
  Repayments of long-term debt                                  (47.9)           (32.4)         (201.7)           (4.8)
  Repayments of capital lease obligations                        (1.0)            (0.7)           (0.7)           (1.0)
  Net proceeds from short-term borrowings                        28.4             19.2            15.8            18.1
  Dividends paid to shareholders                                (42.6)           (28.8)          (15.7)          (11.6)
  Proceeds from issuance of shares                                0.9              0.6             2.7             0.4
  Repayment from (Repurchase of) EXSOP shares                     0.9              0.6            (0.6)           (0.7)
  Repurchase of convertible debt                                 (1.7)            (1.1)              -               -
                                                         ------------     ------------    ------------    ------------

    Net cash (used in) provided by financing activities         (63.0)           (42.6)          167.1             0.4
                                                         ------------     ------------    ------------    ------------

NET CASH PROVIDED BY DISCONTINUED OPERATIONS                     22.5             15.2            19.0             7.2

EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS                                            2.8              1.9             3.3            (0.3)
                                                         ------------     ------------    ------------    ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                         2.7              1.8           (12.3)          (18.8)

CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                         39.5             26.7            39.0            57.8
                                                         ------------     ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                       $ 42.2     (pound) 28.5    (pound) 26.7    (pound) 39.0
                                                         ============     ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                $ 49.4     (pound) 33.4    (pound) 14.5    (pound) 13.0
                                                         ============     ============    ============    ============
  Income taxes paid                                            $ 15.1     (pound) 10.2    (pound)  8.3    (pound)  6.6
                                                         ============     ============    ============    ============

SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Fair value of assets acquired                                $ 35.8     (pound) 24.2   (pound) 602.8    (pound) 63.0
  Liabilities assumed                                            (6.1)            (4.1)         (369.8)           (6.9)
  Notes issued for acquisitions                                  (1.0)            (0.7)            0.0             0.0
                                                         ------------     ------------    ------------    ------------

  Cash paid for acquisitions                                   $ 28.7     (pound) 19.4    (pound)233.0    (pound) 56.1
                                                         ============     ============    ============    ============


Deferred consideration and costs of (pound)28.8 million accrued in 1999 with respect to the Scotsman acquisition were paid in the current period and have been included in cash paid for acquisitions above.


See notes to consolidated financial statements.

ENODIS plc

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Accumulated
                                                         Ordinary Shares                                  Other
                                                      ----------------------  Additional              Comprehensive
                                                                     Par        Paid-In     Retained      Income
                                                       Number       Value       Capital     Earnings      (Loss)      Total

BALANCE, SEPTEMBER 27, 1997                            152.6  (pound)76.3  (pound)58.8 (pound)208.3 (pound)(1.5) (pound)341.9
                                                                                                                 ------------

  Comprehensive income:
       Net income                                                                              16.3                      16.3
       Foreign currency translation adjustments                                                            (3.2)         (3.2)
                                                                                                                 ------------
  Total comprehensive income:                                                                                            13.1
                                                                                                                 ------------
  Dividends on ordinary shares                                                                (11.6)                    (11.6)
  Conversion of Convertible Unsecured Loan Stock         0.1          0.1          0.2                                    0.3
  Shares issued                                          0.5          0.2          0.2                                    0.4
                                                   --------- ------------ ------------ ------------  ----------  ------------

BALANCE, SEPTEMBER 26, 1998                            153.2  (pound)76.6  (pound)59.2 (pound)213.0 (pound)(4.7) (pound)344.1

  Comprehensive income:
       Net income                                                                              27.3                      27.3
       Foreign currency translation adjustments                                                             1.1           1.1
                                                                                                                 ------------
  Total comprehensive income:                                                                                            28.4
                                                                                                                 ------------
  Dividends on ordinary shares                                                                (15.7)                    (15.7)
  Conversion of Convertible Unsecured Loan Stock        55.5         27.8        105.4                                  133.2
  Shares issued                                          2.9          1.4          1.3                                    2.7
                                                   --------- ------------ ------------ ------------  ----------  ------------

BALANCE, OCTOBER 2, 1999                               211.6        105.8        165.9        224.6        (3.6)        492.7

  Comprehensive income:
       Net income                                                                              25.3                      25.3
       Foreign currency translation adjustments                                                             4.7           4.7
                                                                                                                 ------------
  Total comprehensive income:                                                                                            30.0
                                                                                                                 ------------
  Dividends on ordinary shares                                                                (28.8)                    (28.8)
  Conversion of Convertible Unsecured Loan Stock        38.1         19.0         72.6                                   91.6
  Shares issued                                          0.4          0.2          1.1                                    1.3
                                                   --------- ------------ ------------ ------------  ----------  ------------

BALANCE, SEPTEMBER 30, 2000                            250.1 (pound)125.0 (pound)239.6 (pound)221.1  (pound)1.1  (pound)586.8
                                                   ========= ============ ============ ============  ==========  ============

BALANCE, SEPTEMBER 30, 2000                            250.1      $ 184.8      $ 354.2      $ 326.9       $ 1.6       $ 867.5
                                                   ========= ============ ============ ============  ==========  ============
(Note 1 Convenience Translation)

See notes to consolidated financial statements.

Enodis plc (formerly Berisford plc)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business - Effective June 26, 2000, Berisford plc changed its name to Enodis plc. The principal activities of the continuing businesses of Enodis plc ("Enodis") (formerly Berisford plc) and its subsidiaries (collectively, the "Company") consist of the manufacture and sale of commercial food equipment.

     Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company prepares the financial statements filed with the London Stock Exchange, the Company's primary trading market, in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differs in certain respects from the US GAAP accounts contained herein.

     As further described in Note 3, subsequent to the fiscal year ended September 30, 2000, the Board of Directors approved a formal plan to sell the operations of the Company's building and consumer products ("BCP") business. This action represents a disposal of a business segment under Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement requires that the results of continuing operations be reported separately from those of discontinued operations for all periods presented. Accordingly, the accompanying financial statements have been restated to reflect the BCP business as a discontinued operation for all periods presented.

     Basis of Consolidation - The consolidated financial statements include the accounts of Enodis and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Such consolidated financial statements include, as appropriate, the financial position and the results of operations of acquired businesses since the dates of such respective acquisitions. Unconsolidated companies that are 20% to 50% owned are accounted for by the equity method.

     Fiscal Year - The Company reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal years 2000 and 1998 contained 52 weeks. Fiscal year 1999 contained 53 weeks.

     Convenience Translation - The consolidated financial statements are presented in millions of Great Britain pounds ("(pound)" or "GBP"). In addition, the consolidated financial statements as of and for the 52 weeks ended September 30, 2000 are also presented in U.S. dollars ("$" or "USD"). These USD amounts are unaudited and are presented solely for the convenience of the reader at the rate of (pound)1.00 = USD 1.4785, the noon buying rate of the United States (U.S.) Federal Reserve Bank as of September 30, 2000. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

      Foreign Currency Translation - Enodis has subsidiaries located in Europe, Asia, Australia and North America. Foreign subsidiary income and expenses are translated into GBP at the average rates of exchange prevailing during the year. The assets and liabilities are translated into GBP at the rates of exchange on the balance sheet date and the related translation adjustments are included in accumulated other comprehensive income. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. As such, no income taxes are provided on the translation adjustments. Foreign currency transaction gains and losses are recognized as they occur. Such amounts are included in selling, general and administrative expenses and were insignificant in all years presented.

      Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition - Revenue is recognized when finished goods are shipped to a customer.

      Marketing Costs - Marketing costs are reported in selling, general and administrative expenses and include costs of advertising and other marketing activities. Such costs are expensed as incurred and were (pound)10.7 million, (pound)6.5 million and (pound)4.8 million in fiscal years 2000, 1999 and 1998, respectively.

      Research and Development - Research and development is written off as incurred. Research and development expenditures for fiscal years 2000, 1999 and 1998 were (pound)13.6 million, (pound)8.9 million and (pound)7.0 million, respectively.

      Other Income - Other income for fiscal years 2000, 1999 and 1998 includes interest income of (pound)1.0 million, (pound)1.2 million and (pound)3.5 million, respectively.

      Income Taxes - Deferred income taxes result from temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred taxes are recorded at enacted statutory rates and are adjusted as enacted rates change. Classification of deferred tax assets and liabilities corresponds with the classification of the underlying assets and liabilities giving rise to the temporary differences or the period of expected reversal, as applicable. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on available evidence.

      Earnings per Share - Basic earnings per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity.

      Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

      Inventories - Inventories are stated at the lower of cost or market value and include the appropriate portion of manufacturing overheads. Cost is determined using the first-in, first-out method for all inventories. In addition, included in inventory is land held for development and sale. This land is stated at cost unless an impairment has occurred in which case the land is stated at its fair market value.

      Property, Plant and Equipment, net - Property, plant and equipment, net is stated at cost less accumulated deprecation and amortization. The cost of renewals and betterments is capitalized and depreciated; expenditures for normal maintenance and repairs are expensed as incurred.

      Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:


           Description                                        Useful Lives

Buildings                                                  50-60 years
Machinery, fixtures and equipment                          3-10 years
Property and equipment under capital                       Lesser of lease term
  leases and leasehold improvements                        or economic life


      Goodwill, net - The excess cost of a purchased business over the fair value of net assets acquired ("goodwill") is amortized using the straight-line method over 20 years. Accumulated amortization was (pound)109.6 million and (pound)70.1 million at September 30, 2000 and October 2, 1999, respectively.

      Recoverability of Long-Lived Assets - The Company evaluates the carrying amounts and periods over which long-lived tangible and intangible assets are depreciated or amortized to determine if events have occurred which would require modification to the carrying value or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, market share and business plans for each line of business and acquisition. In the event that an impairment has occurred, the fair value of the related assets is determined, and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value based on the best information available, making whatever estimates, judgments and projections are considered necessary.

      Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, trade accounts receivable, interest rate agreements, and foreign exchange contracts. The Company mitigates such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange and interest rate contracts to qualified financial institutions, and reduces accounts receivable risk by performing periodic credit evaluations.

      Debt Issuance Costs - Debt issuance costs are classified as other assets and are amortized using the effective interest method over the respective lives of the related debt.

      Financial Instruments - The Company operates internationally, giving rise to potential exposure to market risks from changes in foreign exchange rates. Derivative financial instruments are utilized by the Company to reduce those potential risks. The Company does not hold or issue financial instruments for trading purposes. The Company enters into forward exchange contracts to hedge certain firm purchase commitments and existing assets or liabilities. Gains and losses related to qualifying hedges of firm commitments are deferred, and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The Company also enters into agreements to manage certain exposures to fluctuations in interest rates. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest rate expense.

      Environmental Liabilities - The Company's operations and products are subject to United States federal, state and local as well as international regulatory requirements relating to environmental protection. It is the Company's policy to comply fully with all such applicable requirements. The Company may be subject to potential liabilities for the costs of environmental remediation at currently or previously owned or operated sites or sites to which it, or predecessor owners, transported materials.

      It is the Company's policy to accrue for the estimated cost of environmental matters, on a nondiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties. Such claims are recognized as receivables only if realization is probable.

      Share Based Compensation - As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. SFAS No. 123 requires the disclosure of the effect on operating results had the Company adopted the fair value method (see Note 13).

      New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Instruments and Certain Hedging Activities. These statements require that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. In addition, these statements require that gains or losses resulting from changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is not required to adopt these Statements until the first quarter of fiscal year 2001. The impact of SFAS 133 and SFAS 138 on the Company's financial statements will depend on a variety of factors, including the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. The initial adoption of SFAS 133 and SFAS 138 is not expected to have a material effect on its results of operations or financial position.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance for revenue recognition under various circumstances. The accounting and disclosures prescribed by SAB 101 will be effective in the fourth quarter of the Company's fiscal year ending September 29, 2001, and retroactive to the beginning of that fiscal year. The Company does not believe the effects of adoption will be material to its financial position or results of operations.

      Reclassifications - Certain reclassifications have been made to the fiscal year 1999 and 1998 financials in order to conform to the fiscal year 2000 presentation.

2.    ACQUISITIONS

      The Company's acquisitions have been accounted for under the purchase method of accounting. Accordingly, for financial reporting purposes, an allocation of the purchase price has been made using the estimated fair values of the assets acquired and liabilities assumed as of the acquisition dates in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". The results of operations from these acquisitions have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

      2000 Acquisitions

      In June 2000, the Company acquired Merrychef Limited ("Merrychef"), a manufacturer of rapid cooking ovens for (pound)16.9 million, attributable to (pound)16.7 million in cash and (pound)0.2 million in related costs. Excess purchase price over the fair value of net assets acquired of (pound)16.7 million was allocated to goodwill and is amortized on a straight-line basis over 20 years.

      In January 2000, the Company acquired the remaining outside interests of Total Cellar Systems Ltd, renamed Scotsman Response Limited ("Scotsman Response") for (pound)2.8 million, attributable to (pound)2.1 million in cash and (pound)0.7 of notes payable. Scotsman Response is in the business of servicing beverage dispensing equipment. Excess purchase price over the fair value of net assets acquired of (pound)2.7 million was allocated to goodwill and is amortized on a straight-line basis over 20 years.

      The aggregate impact of the acquisitions in fiscal year 2000 was not material to net sales, net income or basic earnings per share.

      1999 Acquisitions

      In August 1999, the Company acquired Scotsman Industries, Inc. ("Scotsman"), a major manufacturer of ice making machines and commercial refrigeration products for (pound)478.1 million, attributable to (pound)225.0 million in cash, deferred consideration of (pound)17.1 million, (pound)224.5 million of assumed debt and (pound)11.5 million in related costs.

      Consideration for Scotsman included amounts payable in respect of shares still outstanding and the consideration for the acquisition of the minority interest in Austral Refrigeration Pty Ltd, which was acquired as a result of the minority shareholders exercising a change in control option to sell their shares. Deferred consideration and costs of (pound)28.8 million were paid during fiscal year 2000, and was not based on any performance criteria.

      In December 1998, the Company acquired Convotherm Elektrogerate, GmbH and subsidiaries for (pound)13.3 million, attributable to (pound)8.4 million in cash, deferred consideration of (pound)0.8 million, (pound)3.7 million of assumed debt and (pound)0.4 million in related costs. The deferred consideration is expected to be paid in 2004 and is not subject to any performance criteria.

      The excess purchase prices over the fair value of the net assets acquired of approximately (pound)375.7 million for the acquisitions was allocated to goodwill and are amortized on a straight-line basis over 20 years.

      The following table presents the unaudited pro forma combined results of the Company and Scotsman as if the acquisition had occurred at the beginning of fiscal year 1999. The aggregate impact of the other acquisitions in this period were not material to net sales, net income or basic earnings per share.

                                                           Unaudited
                                                         Fiscal year ended
(in millions except share data)                          September 30, 2000

Net sales                                              (pound)  1,113.3

Net income                                             (pound)      9.8

Net income per share, basic                                         6.2p


      1998 Acquisitions

      In August 1998, the Company acquired the assets and liabilities of the Aladdin Temp-Rite business operations in the United States, as well as Aladdin Temp-Rite's Canadian and European subsidiaries (collectively "Aladdin") for (pound)42.4 million, attributable to (pound)40.9 million in cash, (pound)0.1 million in deferred consideration, (pound)1.0 million of assumed debt and (pound)0.4 million in related costs. The deferred consideration was paid in 1999.

      In July 1998, C.P. Hart & Sons Limited was acquired by Magnet Limited, a subsidiary of the Company for (pound)13.2 million, attributable to (pound)12.6 million in cash, (pound)0.1 million in related costs and (pound)0.5 million in deferred consideration. The deferred consideration was subject to certain performance criteria that were not met and therefore, the (pound)0.5 deferred consideration was offset to goodwill in fiscal year ended September 30, 2000. Such acquisitions are presented in the accompanying financials as a component of net assets of discontinued operations.

      Acquisitions for 1998, including those described above, aggregated (pound)69.5 million in cash, deferred consideration, assumed debt and related costs. The excess purchase prices over the fair value of the net assets acquired of approximately (pound)52.5 million was allocated to goodwill and are amortized on a straight line basis over 20 years.

3.    DISCONTINUED OPERATIONS

      In January 2001, the Company adopted a formal plan to sell the BCP business. Accordingly, the BCP business is accounted for and presented as discontinued operations in the accompanying consolidated financial statements.

      The assets and liabilities of the BCP business, which have been reflected on a net basis on the consolidated balance sheets, are summarized as follows (in millions):

                                                         September 30,   October 2,
                                                             2000           1999
Current Assets                                         (pound)88.5    (pound)80.7
Long-term Assets                                              40.4           41.2
                                                       -----------    -----------
    Total Assets                                             128.9          121.9

Current Liabilities                                           50.5           45.6
Long-term Liabilities                                          1.1            0.8
Other Comprehensive Income                                    (9.9)         (10.7)
                                                       -----------    -----------
    Total Liabilities and Other Comprehensive Income          41.7           35.7

Net Assets of Discontinued Operations                  (pound)87.2    (pound)86.2
                                                       ===========    ===========


     Summary statements of operations data for discontinued operations follows (in millions):

                                                      September 30,      October 2,      September 26,
                                                           2000            1999               1998
Net Sales                                            (pound)  275.7    (pound)  265.6   (pound)  250.5
Operating Profit                                               26.0              24.8             22.4
Income before income taxes                                     23.6              24.2             20.7
Income tax (benefit) provision                                  7.4               7.5              6.6
                                                     --------------    --------------   --------------
    Net income from discontinued operations          (pound)   16.2    (pound)   16.7             14.1
                                                     ==============    ==============   ==============

4.    INVENTORIES

      Inventories consisted of the following (in millions):

                             September 30,       October 2,
                                 2000              1999

Finished goods             (pound)    45.4   (pound)   52.1
Work-in-process                       14.9             14.5
Raw materials                         39.0             30.2
Land                                   8.7             11.1
                           ---------------   --------------

                           (pound)   108.0   (pound)  107.9
                           ===============   ==============

5.    PROPERTY, PLANT AND EQUIPMENT, NET

      Property, plant and equipment, net, consisted of assets owned and leased under capital lease arrangements as follows (in millions):

                                                             September 30,     October 2,
                                                                2000             1999
Owned:
Land, buildings and leasehold improvements              (pound)     70.9   (pound)   61.8
Machinery, fixtures and equipment                                  139.8            116.3
Construction-in-progress                                             2.8              8.1
Accumulated depreciation and amortization                          (95.3)           (77.0)
                                                        ----------------   --------------

Owned, net                                                         118.2            109.2
                                                        ----------------   --------------

Leased:
Machinery, fixtures and equipment                                    2.4              2.9
Accumulated depreciation and amortization                           (1.0)            (1.6)
                                                        ----------------   --------------

Leased, net                                                          1.4              1.3
                                                        ----------------   --------------

Total property, plant and equipment, net                (pound)    119.6   (pound)  110.5
                                                        ================   ==============

6.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Accrued expenses and other current liabilities are comprised of the following (in millions):

                                                      September 30,    October 2,
                                                           2000           1999
Payroll and related costs                            (pound)  30.6  (pound)  24.0
Deferred consideration relating to acquisitions                0.4           17.9
Customer incentives                                            1.5            2.2
Other taxes                                                    3.5            3.3
Acquistion fees payable                                          -            5.4
Other current liabilities                                     70.8           84.4
                                                     -------------  -------------
                                                     (pound) 106.8  (pound) 137.2
                                                     =============  =============

7.    SHORT-TERM DEBT

      Short-term debt at September 30, 2000 and October 2, 1999 is comprised of the following (in millions):

                                        September 30,     October 2,
                                            2000             1999
Bank loans and overdrafts              (pound) 6.3      (pound)  4.6
Other                                          0.0               0.5
                                       -----------      ------------
                                       (pound) 6.3      (pound)  5.1
                                       ===========      ============

      The weighted-average interest rate based on short-term debt outstanding for the fiscal years ended September 30, 2000 and October 2, 1999 was 2.86% and 2.29%, respectively. The undrawn amounts available to the Company under short-term lines of credit were (pound)12.8 million and (pound)3.2 million at September 30, 2000 and October 2, 1999, respectively. The Company's short-term debt and lines of credit are unsecured.

8.    LONG-TERM DEBT

      Long-term debt consists of the following (in millions):

                                                         September 30,   October 2,
                                                             2000           1999
Term loan                                              (pound)  371.9  (pound)  362.4
Revolving multi-currency loan facility                           64.5            43.1
CULS                                                                -            94.4
Other loans                                                      18.8            18.5
Obligations under capital leases                                  1.2             1.9

                                                                456.4           520.3

Less: current portion                                           (85.3)          (74.5)
                                                       --------------  --------------
                                                       (pound)  371.1  (pound)  445.8
                                                       ==============  ==============

      At September 30, 2000, the term loan and revolving multi-currency loan facility related to syndicated bank loans of $550 million ((pound)372 million) and $300 million ((pound)203 million), respectively, each with a five-year term which commenced in August 1999. The term loan, which was fully drawn down at the balance sheet date, and the revolving multi-currency loan facility which was partly drawn down, bear interest at between 1.25% and 2.25% above the bank's base rate as periodically determined by reference to certain agreed financial ratios. The weighted average interest rate for the term loan and revolving multi-currency loan facility for the applicable period during 2000 was 7.91%. The loans were guaranteed by Enodis and its material subsidiaries and secured by the shares of each of its U.S. subsidiaries. The term loan was subject to principal repayments of $50 million ((pound)33.8 million) in the year to September 30, 2000 and $125 million ((pound)84.5 million) in each of the three subsequent years, with the balance due before maturity in August 2004. The undrawn amount available to the Company under the revolving multi-currency loan facility was (pound)138.4 million at September 30, 2000. These agreements contained restrictive financial covenants including, but not limited to, a maximum leverage ratio, minimum interest cover ratio and net worth on a quarterly basis. The Company was in compliance with those covenants as of September 30, 2000.

      Subsequent to September 30, 2000 and prior to the issuance of these financial statements, the Company entered into a new credit facility ("new facility") agreement which provides for unsecured revolving loans in the aggregate principal amount up to (pound)600 million. The proceeds of the new facility were primarily used to repay the $550 million ((pound)372 million) term loan and $300 million ((pound)203 million) revolving multi-currency loan facilities ("old facilities") referred to above. Loans under the new facility bear interest, repayable at least semi-annually, at a margin above the bank's base rate for the currency borrowed as periodically determined by reference to certain agreed financial ratios. The interest rate as of March 23, 2001 was 6.3%. The facility is guaranteed by Enodis and its material subsidiaries. Principal repayments are made at the final maturity date of the respective loan. Maturities vary dependent on the terms of each loan. The facility agreement expires March 12, 2006. Deferred costs relating to the old facilities of approximately (pound)5 million were written off in March 2001.

      The agreement governing the new facility contains restrictive covenants that limit the Company's ability to incur indebtedness and to make acquisitions and other investments. It also requires the maintenance of specified financial covenants, including a minimum net worth amount, a maximum leverage ratio, a minimum interest cover ratio and a minimum guarantor cover ratio on a semi-annual basis. The Company was in compliance with such covenants as of March 23, 2001. Reductions in revenues, the timing of planned real property sales, or a failure to achieve cost reductions may make it difficult for the Company to meet these financial covenants in the future. A failure to meet the financial covenants, if not waived or resolved through negotiation with the lenders, or a change in control of the Company, would entitle the lenders to accelerate the maturity of the new facility.

      On January 14, 2000, Enodis issued a notice to redeem at par value all Convertible Unsecured Loan Stock due 2015 ("CULS") in issue on February 14, 2000. Between January 14, 2000 and February 14, 2000, holders of CULS with a nominal value of (pound)93,348,044, converted their securities into 38,100,937 ordinary shares in Enodis. This conversion increased the number of ordinary shares of Enodis in issue to 249,683,391. The remaining CULS in issue, with a nominal value of (pound)1,066,335, were redeemed for cash at par value on February 26, 2000 together with accrued interest of (pound)21,753 gross.

      Prior to redemption, the CULS bore interest at 5% per annum, payable in equal half-yearly installments (net of the deduction of income tax at the basic rate) on March 31 and September 30. The CULS were convertible to ordinary shares at the rate of 40.816 ordinary shares for every (pound)100 of CULS, at the option of the CULS holder.

      During fiscal 1999, 136,009,136 units of CULS were converted to 55,513,488 ordinary shares of Enodis. The balance of the CULS were either converted on February 14, 2000 or redeemed on February 26, 2000.

      Other loans consist primarily of (pound)3.1 million of Senior Notes in 2000 (1999: (pound)1.3 million) and (pound)15.7 million of Industrial Revenue Bonds (1999: (pound)14.3 million). The Industrial Revenue Bonds are at favorable rates of interest, set periodically by reference to market movements. These bonds incurred rates of interest between 5.7% and 6.8% during the year. The Industrial Revenue Bonds are secured by certain properties of the Company.

      The following is a summary of the aggregate maturities of long-term debt existing at September 30, 2000 (in millions):

2001                                       (pound)   84.6
2002                                                 84.9
2003                                                 84.6
2004                                                188.0
2005                                                  0.8
Thereafter                                           12.3
                                           --------------
Total                                      (pound)  455.2
                                           ==============

      In addition, under the old facilities, the Company was required to make prepayments on the loans of 50% of the cash flow above specified leverage ratios and 100% of any net asset sale proceeds, as defined in the Credit and Guaranty Agreement, in excess of $50.0 million ((pound)33.8 million). Under the new facility agreement, the Company is required to make prepayments on the loan upon the disposition of the business, subject to a maximum of (pound)100 million, or a change in control of the business.

      The following is a schedule of future minimum lease payments under capital leases together with the present value of the minimum lease payments at September 30, 2000 (in millions):

2001                                           (pound) 0.7
2002                                                   0.5
2003                                                   0.1
2004                                                   0.1
                                               -----------
Minimum lease payments                                 1.4

Less:  amount of finance charges                      (0.2)
                                               -----------
Present value of minimum lease payments        (pound) 1.2
                                               ===========


9.    COMMITMENTS AND CONTINGENCIES

      Commitments - The Company leases certain of its offices, buildings, plant and equipment in some instances for periods in excess of 20 years with various renewal options. Rental expense under operating leases related to continuing businesses was (pound)7.5 million in fiscal year 2000, (pound)4.0 million in fiscal year 1999 and (pound)2.1 million in fiscal year 1998.

      Future minimum lease commitments under noncancelable operating leases with initial lease terms greater than one year at September 30, 2000 were as follows (in millions):

                                             Continuing
                                             Operations
                                            ------------
2001                                        (pound)  9.5
2002                                                 2.2
2003                                                 3.8
2004                                                 2.7
2005                                                 2.3
Thereafter                                          11.8
                                            ------------
Total                                       (pound) 32.3
                                            ============



      Minimum lease commitments for the fiscal year 2001 under noncancelable operating leases relating to discontinued operations of (pound)20.5 million are not included in the amounts above. If the operations are sold prior to September 30, 2001, this amount would be reduced accordingly.

      Outstanding contracts to purchase fixed assets were approximately (pound)2.2 million and (pound)8.0 million in fiscal years 2000 and 1999, respectively.

      Litigation - Various lawsuits and claims arising in the ordinary course of business are pending against the Company. The Company is vigorously contesting or pursuing, as applicable, several lawsuits and claims where it believes that its positions are sustainable. The Company has recorded accruals for losses it considers to be probable and reasonably estimable. However, due to the uncertainties involved in litigation, there are cases, including the significant matters noted below, in which the outcome is not reasonably predictable, and the losses, if any, are not reasonably estimable. If such lawsuits and claims were to be determined in a manner adverse to the Company, and in amounts in excess of the Company's accruals, it is reasonably possible that such determinations could have a material effect on the Company's net income in a given reporting period. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. However, based upon management's current assessments of these lawsuits and claims and that provided by counsel in such matters, and the capital resources available to the Company, management of the Company believes that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts accrued in respect of such lawsuits and, therefore, should not have a material effect on the Company's liquidity, financial condition or results of operations.

      Bomar Related Cases - In 1996 Bomar Resources Holdings Inc. ("BRHI"), among others, brought an action against Enodis in the U.S. Federal District Court for the Southern District of New York for indemnification against various third party claims which the Company was found liable for in September 1999. Enodis granted the indemnity in connection with the 1988 sale of a former subsidiary, Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. The Company's application to set aside the verdict against it was denied in July 2000, and judgment was entered against the Company in August 2000, for $1.8 million ((pound)1.2 million) plus interest, approximately (pound)1.0 million ((pound)0.7 million) as of March 23, 2001, as well as 50% of BRHI's future costs and damages which may result from a separate action in New York federal court against Bomar brought by International Mineral and Resources, S.A. ("the IMR action"), concerning Bomar's interference with IMR's contract to purchase a shipping vessel in 1987. IMR has moved to intervene and amend the judgment, to direct that payments be made to IMR, which the Company has opposed.

      On November 27, 2000, the district court denied IMR's motion in all respects, thus retaining (subject to appeal) the provision of the judgment limiting the Company's liability to 50% of what BRHI pays IMR. In addition, the Company has filed notice of its intention to appeal the judgment and BRHI and Bomar have filed a cross-appeal challenging among other things, the provision of the judgment described above.

      Separately, in October 1999, judgment was entered against Bomar and other defendants in the IMR action, holding Bomar liable to IMR for the principal amount of $24.5 million, plus interest from 1988. This amount was subsequently reduced to approximately $19.8 million ((pound)13.4 million) of principal plus interest, which is approximately $24.4 million ((pound)16.5 million) as of March 23, 2001. In January 2000, IMR and a related entity commenced proceedings against Enodis, BRHI, and others in New York State court ("the state court action"). In the state court action, plaintiffs assert claims against Enodis arising from the indemnity under which it was held liable for BRHI's damages in the District Court action. Despite the finding of 50% liability in that case, plaintiffs seek to recover from Enodis the entire judgment rendered against Bomar in the IMR action. In addition, plaintiffs assert causes of action against Enodis for fraudulent conveyance based on New York's Debtor and Creditor Law. As to these claims, plaintiffs allege that while Bomar was defendant in the IMR action, it conveyed $30 million ((pound)20.2 million) to Enodis without fair consideration. Plaintiffs seek to recover the sum of the alleged fraudulent conveyance from Enodis to partially satisfy the judgment against Bomar in the IMR action.

      In December 2000, the court granted Enodis' motion to dismiss the fraudulent conveyance claims and stayed the remainder of the action pending determination of the various appeals in the related actions described herein. IMR has since filed to appeal the dismissal.

      The Company has been informed that Bomar and BRHI have entered into a settlement with IMR. In connection with that settlement, BRHI has reportedly consented to the entry of a judgment against it and in favor of IMR in the state court action in the total amount of $44.4 million.

      Due to the uncertainty of the results from the appeals in the BRHI action and the further proceedings in the state court action, it is not possible at this time to predict the outcome of these appeals. If the resolution of such legal actions is not found in favor of Enodis, the Company's current exposure regarding the legal actions could range from $21.6 million to $24.0 million, plus interest accruing from 1988.

      Consolidated Related Cases - In January 1999, William L. Hall commenced proceedings against Enodis, formerly known as Welbilt Corporation and Welbilt Holding Company in the U.S. Federal District Court for the Northern District of Indiana claiming common law fraud, violation of the federal and Indiana securities laws, constructive fraud and breach of contract arising from the sale of the stock of Consolidated Industries Corp. ("Consolidated") by Enodis to Mr. Hall in January 1998 under a stock purchase agreement dated January 6, 1998. Enodis asserted counterclaims for breach of contract and declaratory relief that Enodis is relieved of any future obligations it may have under the stock purchase agreement. Mr. Hall claimed an unspecified amount of actual damages, but asserted that his damages include the purchase price for Consolidated of $7.0 million ((pound)4.7 million). On March 1, 2000, Enodis moved for summary judgment dismissing all of Mr. Hall's claims and the court granted summary judgment in Enodis's favor on May 8, 2000. Mr. Hall filed a timely appeal from the judgment dismissing his case, but later agreed to its dismissal with prejudice. Accordingly, the judgment dismissing Hall's claims is now final and no longer subject to appeal. Mr. Hall is therefore forever barred from asserting these claims at any time in the future.

      In May 1999, Consolidated, then a debtor in bankruptcy, but under the control of Mr. Hall, its CEO and sole shareholder, commenced proceedings against Enodis in the U.S. Bankruptcy Court for the Northern District of Indiana alleging that fraudulent transfers had occurred from Consolidated to Enodis, that Enodis had acted in breach of its fiduciary duty to Consolidated and that Enodis was the "alter ego" of Consolidated and is therefore liable for all of Consolidated's debts. Consolidated's bankruptcy trustee is still pursuing these claims against Enodis. Consolidated is a defendant in a certified class action in California, which claims that certain "N-Ox rod furnaces" manufactured by it were defective. The class action is scheduled for trial in July 2001. Enodis is not party to that action. In December 2000, however, Enodis was sued in California state court in a putitive class action lawsuit involving Consolidated furnaces that did not contain the "N-Ox rods". Plaintiffs claim that Enodis is liable based on the same alter ego theory asserted by Consolidated in the Indiana litigation.

      Consolidated was a defendant in a putitive class action which commenced in December 1997 in Indiana state court seeking damages against Consolidated on behalf of the class for manufacturing and selling allegedly defective furnaces. By operation of bankruptcy law and procedure, the Indiana case was moved from the state court to the bankruptcy court. An attempt by the plaintiffs in that action to assert a claim against Enodis on the alter ego theory was denied without prejudice by the bankruptcy court on procedural grounds. The bankruptcy court administratively dismissed the case and ordered that plaintiffs pursue their claims against Consolidated through the bankruptcy claims procedure.

      The Trane Company ("Trane"), a division of American Standard Inc., one of several distributors of furnaces manufactured by Consolidated, had threatened to commence an action against Enodis seeking to hold it liable for Consolidated's obligations to Trane on the same alter ego theory posited by Consolidated. In March 2000, Enodis filed an action against Trane in Delaware Chancery Court for a declaratory judgment and injunctive relief concerning the alter ego theory. On February 29, 2000, Trane commenced an action in Texas state court involving the same issues and the same parties. The Texas court is currently considering the Company's to the court's jurisdiction and assertion that the claims should be heard in Delaware, where Welbilt, Welbilt Holding Company and American Standard Inc. are incorporated. The Delaware court temporarily stayed the Delaware case to allow the Texas court time to decide the jurisdictional question. In March 2001, Amana Company, L.P. filed a motion in the Texas case to intervene as a plaintiff. Amana Company alleges that it is the successor to Amana Refrigeration, Inc. (a distributor of furnaces manufactured by Consolidated) and is a Delaware limited partnership.

10.   EMPLOYEE BENEFIT PLANS

      Defined Benefit Plans - The Company sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

      The majority of the Company's full time United Kingdom employees as at September 30, 2000 are members of defined benefit arrangements with assets held in separate trustee administered funds. The pension plans relating to Enodis were terminated in fiscal year 1999 with the approval of the appropriate regulatory authorities and all of the liabilities to participants and beneficiaries have been settled.

      The pension assets in the United States acquired as part of the Scotsman acquisition are invested in institutional mutual funds which contain both equities and fixed investments. The Company complies with funding requirements under the Employee Retirement Income Security Act of 1974. Also, several of the other non-U.S. subsidiaries acquired as part of the Scotsman acquisition sponsor defined benefit plans. These plans are funded in compliance with local requirements, if any. Effective December 31, 1999, all of the U.S. qualified defined benefit plans were merged into a single plan, the Consolidated Pension Plan for Scotsman Industries, Inc. Benefits under the plan were frozen for all salaried employees and certain hourly employees. In addition, all of the U.S. 401(k) plans were merged into the Welbilt 401(k) plan effective December 31, 1999.

      Information for the Company's major defined benefit plans and post-retirement medical plans is as follows (in millions):




                                                                                                              Post-retirement
                                                 Pension Plans                                                Medical Plans
                                      ------------------------------------------------------------   ------------------------------
                                                     2000                           1999                    2000             1999
                                      ------------------------------  ----------------------------   ---------------   ------------
                                               U.S.       Non-U.S.            U.S.       Non-U.S.            U.S.            U.S.
Change in benefit obligation:
  Benefit obligation, beginning
   of year                             (pound) 34.5   (pound) 65.7    (pound)  7.8   (pound) 63.2     (pound)  4.0      (pound)   -
  Service cost                                  0.6            0.6             0.2            0.4              0.1                -
  Interest cost                                 2.3            4.0             0.3            3.6              0.2              0.1
  Newly acquired group                            -            3.4            35.3            3.9                -                -
  Plan amendment                                  -              -               -              -             (0.3)               -
  Curtailment                                  (4.1)             -               -              -             (0.5)               -
  Plan participants' contributions                -              -               -              -                -              4.3
  Net actuarial loss (gain)                       -            1.0               -           (2.2)            (0.1)            (0.3)
  Benefits paid                                (1.6)          (6.1)           (9.1)          (3.2)            (0.2)            (0.1)
  Foreign exchange                              3.5              -               -              -              0.5                -
                                      --------------  -------------   -------------  -------------   --------------    ------------

Benefit obligation, end of year        (pound) 35.2   (pound) 68.6    (pound) 34.5   (pound) 65.7     (pound)  3.7      (pound) 4.0
                                      --------------  -------------   -------------  -------------   --------------    -------------
Change in plan assets:
  Fair value of plan assets,
    beginning of year                  (pound) 33.4   (pound) 88.4    (pound) 10.0   (pound) 78.9     (pound)    -      (pound)   -
  Actual return on plan assets                  4.3           11.6            (0.5)          12.7                -                -
  Newly acquired group                            -            2.4            31.8              -                -                -
  Employer contributions                        0.5            0.1             1.2              -              0.2              0.1
  Plan participants' contributions                -              -               -              -                -                -
  Benefits paid                                (1.6)          (6.1)           (9.1)          (3.2)            (0.2)            (0.1)
  Foreign exchange                              3.8              -               -              -                -                -
                                      --------------  -------------   -------------  -------------   --------------    ------------
Fair value of plan assets,
 end of year                           (pound) 40.4   (pound) 96.4    (pound) 33.4   (pound) 88.4     (pound)    -      (pound)   -
                                      --------------  -------------   -------------  -------------   --------------    -------------

Funded status                          (pound)  5.2   (pound) 27.8    (pound) (1.1)  (pound) 22.7     (pound) (3.7)     (pound)(4.0)
Unrecognized prior year service                   -              -               -              -             (0.3)               -
Unrecognized transition asset                     -           (5.8)              -           (7.3)               -                -
Unrecognized net actuarial
 (gain) loss                                      -           (0.4)            1.3            1.9             (0.4)            (0.3)
                                      --------------  -------------   -------------  -------------   --------------    ------------
Prepaid (accrued) pension cost         (pound)  5.2   (pound) 21.6    (pound)  0.2   (pound) 17.3     (pound) (4.4)     (pound)(4.3)
                                      ==============  =============   =============  =============   ==============    =============

Amounts recognized in the
 statement of financial position
  consist of:

  Prepaid  benefit cost                (pound) 10.0   (pound) 25.7    (pound)  4.7   (pound) 21.3     (pound)    -      (pound)   -
  Accrued benefit liability                    (4.8)          (4.1)           (4.5)          (4.0)            (4.4)            (4.3)
  Intangible asset                                -              -               -              -                -                -
  Accumulated other comprehensive
    income                                        -              -               -            0.0                -                -
                                                  -              -               -              -                -                -
                                      --------------  -------------   -------------  -------------   --------------    -------------
Net amount recognized                  (pound)  5.2   (pound) 21.6    (pound)  0.2   (pound) 17.3     (pound) (4.4)     (pound)(4.3)
                                      ==============  =============   =============  =============   ==============    =============

                                                                          Pension Benefits
                                                     2000                       1999                      1998
                                           -------------------------   ------------------------  ------------------------
                                               U.S.      Non-U.S.         U.S.      Non-U.S.        U.S.      Non-U.S.

Components of net periodic benefit cost:
  Service cost                              (pound) 0.6 (pound) 0.6    (pound) 0.2 (pound) 0.4     (pound) -  (pound)0.3
  Interest cost                                     2.3         3.9            0.3         3.5           0.6         3.9
  Expected return on plan assets                   (3.2)       (7.3)          (0.4)       (6.1)         (0.9)       (6.5)
  Net amortization of transition
   obligation                                        -         (1.5)            -         (1.5)           -         (1.5)
  Recognized net actuarial loss                      -           -              -           -             -           -
  Settlement credit                                  -           -            (0.6)         -             -           -
                                           ------------- -----------   ------------  ----------  ------------  ----------
Net periodic pension cost                  (pound) (0.3)(pound)(4.3)  (pound) (0.5)(pound)(3.7) (pound) (0.3)(pound)(3.8)
                                           ============= ===========   ============  ==========  ============  ==========

Weighted average assumptions
  Discount rate                                    6.8%        6.1%           6.8%        5.9%          7.5%        7.6%
  Expected return on assets                        8.5%        8.1%           8.0%        7.9%          9.0%        9.6%
  Rate of compensation increase                n/a             4.5%           4.0%        4.0%       n/a            4.7%



                                                Post-Retirement
                                                 Medical Plan
                                           -------------------------
                                               2000        1999
                                           -------------------------
                                               U.S.        U.S.
Components of net periodic benefit cost:
  Service cost                              (pound)0.1  (pound)0.1
  Interest cost                                    0.2           -
  Expected return on plan assets                     -           -
                                           ----------- -----------

Net periodic pension cost                  (pound) 0.3 (pound) 0.1
                                           =========== ===========

Weighted average assumptions
  Discount rate                                    7.5%        7.5%
  Expected return on assets                    n/a          n/a
  Rate of compensation                         n/a          n/a

      There were no post-retirement medical plans prior to the Scotsman acquisition in 1999.

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were (in millions) (pound)15.2, (pound)13.4, and (pound)2.5, respectively, as of September 30, 2000 and (pound)21.3, (pound)19.9 and (pound)6.7, respectively, as of October 2, 1999.

      Defined Contribution Plan - The Company also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all U.S. employees. Company contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were (in millions), (pound)3.1, (pound)3.8 and (pound)3.8 for fiscal years 2000, 1999 and 1998, respectively.

      Other Postretirement Benefits - The Company maintains plans that provide certain healthcare benefits to certain employees retiring from the Company on or after attaining a certain age and who have rendered at least 10 years of service to the Company. These plans are unfunded. The Company reserves the right to change or terminate the benefits at any time.

      For measurement purposes, a 7.2% and 6.3% gross health care trend rate was used at year-end 2000 pre-65 and post-65, respectively. Trend rates were assumed to decrease gradually to 5.0% in 2005 and remain at this level beyond.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in assumed health care cost trend rates would have the following effects on fiscal year 1999 expense and year-end liabilities (in millions):

                                                                 One-            One-
                                                                Percent         Percent
                                                               Increase        Decrease
Effect on total of service and interest cost components     (pound)   -     (pound)   -
Effect on post-retirement benefit obligation                (pound) 0.3     (pound)(0.3)

11.   FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair market value of each class of financial instrument for which it is practicable to estimate that value:

      Cash and Cash Equivalents - Cash equivalents consist principally of investments in short-term, interest-bearing instruments. The carrying amount approximates fair market value.

      Trade Accounts Receivable and Payable - The carrying amount of the Company's trade accounts receivable and payable approximate market value.

      Short-Term and Long-Term Debt - The carrying amount of most of the Company's long-term debt and the Company's short-term debt approximates market value since rates on those debt agreements are variable and are set periodically based on current rates during the year. The fair market value of the Company's long-term debt with fixed interest rates is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

      Fair Values of Financial Assets and Liabilities - The fair value of the CULS as of September 30, 2000 is (pound)0.0 million (October 2, 1999:
      (pound)116.8 million) determined using market values.

      At September 30, 2000 and October 2, 1999, the Company had foreign currency forward contracts maturing at various dates to sell (pound)29.1 million and (pound)12.7 million in foreign currency, respectively. The fair value of the forward contracts is the amount that the Company would receive or pay to terminate the contracts. In order to terminate these agreements, the Company would have incurred a gain of (pound)0.1 million and a loss of (pound)0.3 million at September 30, 2000 and October 2, 1999, respectively.

      During the fiscal year 2000, the Company entered into interest rate swap, forward rate and collar agreements to manage its exposure to interest rate changes on long-term debt.

      The interest rate swaps involve the exchange of variable interest rate payments for fixed, without exchanging the notional principal amount. At September 30, 2000, the Company had outstanding interest rate swap agreements denominated in USD, maturing on November 29, 2002 with an aggregate notional amount of $100 million ((pound)67.6 million). Under these agreements, the Company receives interest at floating rates based on Three Month LIBOR which approximated 6.75% at September 30, 2000 and pays fixed interest at 6.295% . The Company enters into forward rate agreements
      (FRAs) with three month terms. At September 30, 2000, the Company had outstanding FRAs denominated in USD, maturing on various dates from February 2001 through November 2002, with aggregate notional amounts of $760 million ((pound)514 million), and interest rates ranging from 6.575% to 7.545%.

      The Company held an interest rate collar agreement at September 30, 2000, expiring on November 29, 2001 to hedge $100 million ((pound)67.6 million) of its long-term variable debt. The floor rate under the contract is 5.61%, and the cap rate under the contract is 7.15% . The unrealized loss on the agreement was immaterial as of September 30, 2000.

      The fair value of such contracts is estimated based on quoted market prices of the same or similar issues available. Unrealized losses on such agreements were (pound)0.2 million as of September 30, 2000. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. The Company is subject to credit risk in the event of a default by a counterparty. The company mitigates this risk by using major financial institutions with high credit ratings.

12.   INCOME TAXES

      The components of the consolidated net deferred tax assets and liabilities as of September 30, 2000 and October 2, 1999 were as follows (in millions):

                                                     September 30,    October 2,
                                                         2000            1999

Gross deferred tax assets:
  Warranty                                         (pound)   8.2   (pound)   5.8
  Insurance                                                  3.2             0.0
  Receivable allowances                                      1.9             0.7
  Inventory reserves                                         2.2             0.3
  Net operating loss carryforwards                          83.1           108.6
  Other                                                     22.1            31.1
                                                   -------------   -------------
Total gross deferred tax assets                            120.7           146.5
Valuation allowance                                        (14.9)          (29.6)
                                                   -------------   -------------
Total gross deferred tax assets                    (pound) 105.8   (pound) 116.9
                                                   =============   =============
Gross deferred tax liabilities:
  Property, plant and equipment depreciation       (pound)   6.7   (pound)   6.1
  Pension accrual                                            7.9             4.8
  Other                                                      1.7             2.0
                                                   -------------   -------------
Total gross deferred tax liabilities               (pound)  16.3   (pound)  12.9
                                                   =============   =============

      The Company does not expect to generate sufficient income to realize the benefit of the approximately (pound)45 million of losses in the United Kingdom and therefore, a full valuation allowance has been made against them. In addition, the Company has a surplus of Advance Corporation Tax ("ACT") of (pound)11.5 million that is not expected to be realized, and has been fully reserved.

      The provision for income taxes consisted of the following (in millions):

                                                                      Fiscal Years Ended
                                                       -------------------------------------------------
                                                        September 30,     October 2,        September 26,
                                                            2000             1999               1998
Current:
  United Kingdom                                       (pound)   3.3      (pound)   -        (pound)   -
  Foreign                                                       10.9              5.9                3.5
                                                       -------------      -----------        -----------

Total current                                                   14.2              5.9                3.5

Deferred:
  United Kingdom                                                 8.6             (1.2)               0.4
  Foreign                                                       11.0             17.0               16.4
                                                       -------------      -----------        -----------

Total deferred                                                  19.6             15.8               16.8
                                                       -------------      -----------        -----------

Provision for income taxes                             (pound)  33.8      (pound)21.7        (pound)20.3
                                                       =============      ===========        ===========


      The differences between the Company's effective tax rates and the statutory income tax rates were as follows:

                                                                        Fiscal Years Ended
                                                         -------------------------------------------------
                                                          September 30,      October 2,      September 26,
                                                              2000             1999              1998
Statutory income tax rate                                     30.0 %           30.0 %           31.0 %
Increase in rate resulting from:
  Share options                                                1.9 %              -                -
  Non deductible goodwill amortization                        27.2 %           20.0 %           23.7 %
  Losses not recognized in deferred tax asset                    -              5.6 %           25.4 %
  Pension related                                              5.6 %              -                -
  Foreign tax effect                                           5.7 %            5.9 %            7.3 %
  Other, net                                                   7.8 %            5.7 %            2.8 %
                                                              ------           ------           ------

Effective tax rate                                            78.2 %           67.2 %           90.2 %
                                                              ======           ======           ======


      The Company has approximately (pound)246.2 million (1999: (pound)304.7 million) of losses available for offset against future profits, comprising (pound)51.2 million (1999: (pound)76.7 million) in the United Kingdom and (pound)195.0 million (1999: (pound)228.0 million) in the U.S. The benefits generated from losses in the United States expire in fiscal 2006.

13.   SHARE-BASED COMPENSATION PLANS

      The Company has long-term incentive programs which provide for granting employees options to purchase Enodis's ordinary shares. Under the programs, options are exercisable at a rate set by the Board of Directors of Enodis. An option may not be exercisable after more than 10 years and one day from the date of the grant.

      The individual schemes which comprise the Company's long-term incentive programs are as follows: the Sharesave Scheme (1984), Sharesave Scheme
      (1992), the Executive Scheme (1984) and the Executive Scheme (1995). Options granted under the Company's Executive Scheme (1995) are subject to certain performance criteria. Performance conditions are designed to make options exercisable only if there has been a significant and sustained improvement in the financial performance of the Company. The current performance criteria as described in the Executive Scheme (1995) provides that options are not exercisable until the third anniversary from the date of grant and unless the earnings per share of the Company has exceeded the Retail Price Index by percentages stipulated within the Executive Scheme
      (1995). The Company applies the intrinsic value method of accounting for its share options, as permitted under SFAS No. 123. As a result, no compensation cost has been recognized with respect to the Company's share compensation plans except for the Executive Scheme (1995). The compensation expense in connection with this long-term incentive program was (pound)2.8 million in 2000. No further options can be granted under the Sharesave Scheme (1984) and the Executive Scheme (1984). Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts detailed below.

      These amounts have been calculated using the Black-Scholes option pricing model and the following assumptions:

                                                     Fiscal Years Ended
                                         -----------------------------------------
                                         September 30,   October 2,  September 26,
                                            2000            1999         1998
Dividend yield                                 2.0%          2.1%          1.4%
Volatility                                    38.0%         40.0%         39.0%
Risk-free interest rate                        6.6%          6.7%          6.3%
Expected life in years                         3.7           4.6           4.5
Net income ((pound) in millions)
  As reported                                 25.3          27.3          16.3
  Pro forma                                   22.3          27.1          16.1

Basic earnings per ordinary share:
  As reported                                 10.8p         17.4p         10.8p
  Pro forma                                    9.0p         17.4p         10.8p

Diluted earnings per ordinary share:
  As reported                                 10.1p         14.3p         10.6p
  Pro forma                                    8.9p         14.3p         10.6p

A summary of the status of the Company's four share option plans at September 30, 2000, October 2, 1999 and September 26, 1998 and changes during the fiscal years then ended is presented in the following table:

                                 Sharesave scheme        Sharesave scheme           Executive scheme           Executive scheme
                                     (1984)                   (1992)                    (1984)                      (1995)
                                            Weighted                 Weighted                   Weighted                   Weighted
                                            Average                   Average                    Average                   Average
                                            Exercise                  Exercise                   Exercise                  Exercise
                             Options        Price       Options        Price       Options         Price     Options        Price

  Outstanding at
     September 27, 1997       57,084  (pound)0.57      2,008,580  (pound)1.33      2,759,032  (pound)0.84    2,219,450  (pound)1.84
  Granted                         --           --        486,146         2.03             --           --           --           --
  Exercised                  (57,084)        0.57         (8,191)        1.50       (320,279)        1.00      (15,000)        1.44
  Forfeited                       --           --       (265,936)        1.31             --           --     (140,000)        1.44
                            ---------   ---------     -----------     -------     -----------     -------   -----------     -------
  Outstanding at
       September 26, 1998         --           --      2,220,599         1.48      2,438,753         0.82    2,064,450         1.87
  Granted                         --           --        611,729         1.93             --           --    1,362,737         2.40
  Exercised                       --           --       (417,553)        1.51     (2,259,894)        0.78     (175,387)        1.98
  Forfeited                       --           --       (263,217)        1.67             --           --     (829,404)        2.13
                            ---------   ---------     -----------     -------     -----------     -------   -----------     -------
  Outstanding at
       October 2, 1999                                 2,151,558         1.58        178,859         1.34    2,422,396         2.05
  Granted                         --           --        650,452         2.59             --           --      916,074         3.21
  Exercised                       --           --       (218,932)        1.26        (61,989)        0.95     (140,000)        1.52
  Forfeited                       --           --       (241,430)        1.77             --           --     (195,000)        1.78
                            ---------   ---------     -----------     -------     -----------     -------   -----------     -------
  Outstanding at
     September 30, 2000           --           --      2,341,648                     116,870         1.55    3,003,470         2.45
                            =========   =========     ===========     =======     ===========     =======   ===========     =======
  Exercisable at
     end of period                --  (pound)  --        117,480  (pound)1.39        116,870  (pound)1.55      794,659  (pound)1.65


The following table summarizes information about stock options outstanding at September 30, 2000:

                                  Options Outstanding                                       Options Exercisable
                      ------------------------------------------------------------     ----------------------------
                                                Weighted
                                                Average                  Weighted                         Weighted
             Range of                           Remaining                 Average                         Average
             Exercise                           Contractual              Exercise                         Exercise
               Prices            Options        Life (Years)                Price          Options         Price

     (pound).61 to (pound)3.22   5,461,988         6.10               (pound)2.18        1,029,009      (pound)1.61

      The maximum aggregate number of shares over which options may currently be granted under the three schemes cannot exceed 10% of the issued share capital of the Company on the date of the grant.

      1,337,341 ordinary shares of Enodis (1999: 1,659,827) are held in an independently managed Executive Share Option Plan ("EXSOP trust"). The EXSOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in Enodis to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Company finances the EXSOP trust by way of an interest-free loan of (pound)2.4 million. (1999: (pound)3.1 million). The EXSOP trust has waived the right to receive dividends on all shares held. Costs are borne by Enodis and written off in the period in which they are incurred. At September 30, 2000, the cost of the shares was less than the market value. The market value of the shares held by the EXSOP trust at September 30, 2000 was (pound)2.6 million.

      Options to purchase the shares, at cost to the EXSOP trust, have been granted to certain Directors and employees. At September 30, 2000, there were 1,305,491 options outstanding. During fiscal year 2000, no shares were granted; 322,486 shares were exercised at an average price of $1.71; and 31,850 shares were forfeited at a weighted average exercise price of (pound)2.07. As of September 30, 2000, 793,369 shares are exercisable.

14.   BUSINESS SEGMENT INFORMATION

      The Company's principal business is the manufacture and sale of commercial food equipment.

      The Company's primary measure of segment profit or loss is operating earnings, which is defined by the Company as earnings before interest and taxes. The segment disclosures are generally on a basis consistent with the accounting policies described in Note 1. Intersegment transfers of inventory are recorded at variable cost, plus a markup. Subsequent to year end, the Board of Directors approved a formal plan to sell the operations of the business and consumer products segment. Information on the two remaining segments as of September 30, 2000, as well as the geographical analysis is as follows (in millions):

                                                        Fiscal Years Ended
                                      -----------------------------------------------------
                                       September 30,       October 2,        September 26,
                                          2000               1999                1998
Net Sales:
  Food equipment                      (pound) 884.5      (pound)  489.7      (pound) 332.9
  Other                                        19.9                 1.0                3.0
                                      -------------      --------------      -------------

           Total                      (pound) 904.4      (pound)  490.7      (pound) 335.9
                                      =============      ==============      =============

Depreciation and Amortization:
  Food equipment                      (pound)  55.2      (pound)   30.4      (pound)  20.8

Operating Profit:
  Food equipment                      (pound)  69.6      (pound)   42.9      (pound)  28.2
  Other                                         8.0                 0.2                0.4
                                      -------------      --------------      -------------

           Total                      (pound)  77.6      (pound)   43.1      (pound)  28.6
                                      =============      ==============      =============

                                              September 30,        October 2,
                                                 2000                1999
Segment Assets:
  Food equipment                           (pound) 1,159.7      (pound) 1,123.5
  Investment in Operations to be sold                 87.2                 86.2
  Other                                               67.3                 72.2
                                           ---------------      ---------------
           Total                           (pound) 1,314.2      (pound) 1,281.9
                                           ===============      ===============

Expenditure for Additions to Fixed Assets:
  Food equipment                           (pound)    19.8      (pound)    18.9
  Other                                                0.8                  1.9
                                           ---------------      ---------------
           Total                           (pound)    20.6      (pound)    20.8
                                           ===============      ===============

                              Net Sales to External Customers                  Fixed Assets
                        ---------------------------------------------  -------------------------------
                                     Fiscal Years Ended
Geographic               September 30,    October 2,    September 26,  September 30,      October 2,
Information                  2000           1999            1998            2000             1999
North America           (pound) 598.2  (pound) 333.3   (pound) 245.5   (pound) 96.4   (pound)    87.2
United Kingdom                   86.5           37.1            12.8            5.2               3.2
Rest of Europe                   98.4           71.2            49.7           10.5              11.0
Rest of world                   121.3           49.1            27.9            7.5               9.1
                        -------------  -------------   -------------   ------------   ---------------
Total                   (pound) 904.4  (pound) 490.7   (pound) 335.9   (pound)119.6   (pound)   110.5
                        =============  =============   =============   ============   ===============

      Net sales are attributed to a country according to the location of the customer. The Company currently has no single external customer which accounts for 10 percent or more of its revenue. Fixed assets exclude intangibles.

15.   EARNINGS PER SHARE DISCLOSURE

      The following table reconciles the components of basic and diluted earnings per ordinary share (in millions):

                                                                   Fiscal Years Ended
                                        ---------------------------------------------------------------------
                                             September 30,            October 2,             September 26,
                                               2000                     1999                    1998
                                        (pound)     Shares      (pound)      Shares      (pound)      Shares

Basic earnings attributable to
  ordinary shares                        25.3       234.0         27.3       157.1         16.3       151.5

Effect of diluted securities -
  Employee share options                    -         1.5            -         2.1            -         2.2
  Sharesave options                         -         0.9            -         0.8            -         0.7
  CULS                                    0.1        14.3          8.4        89.4            -         (*)
                                         ----       -----         ----       -----        -----       -----

Diluted earnings attributable to
  ordinary shares                        25.4       250.7         35.7       249.4         16.3       154.4
                                        =====      ======        =====      ======        =====       =====

(*) antidilutive



16.   SUBSEQUENT EVENTS

      On November 9, 2000, the Company acquired Jackson MSC Inc., a U.S. manufacturer of dishwashers as well as the E-Flow(R) oven product line for cash of approximately (pound)43.0 million. The acquisitions will be accounted for as a purchase in fiscal year 2001. Unaudited pro forma information related to these acquisitions is not included as the impact is not deemed to be material.



                                     ******

                           Enodis plc and Subsidiaries
   Schedule II - Valuation and Qualifying Accounts and Reserves For the fiscal years ended September 26, 1998, October 2, 1999, and September 30, 2000
                                  (in millions)


                                                              Amount

Period ended September 26, 1998:
    Allowance for doubtful accounts and sales returns..     (pound)4.0
    Inventory reserves ................................            8.1
    Warranty accruals .................................           13.5

Period ended October 2, 1999:
    Allowance for doubtful accounts and sales returns..            8.1(1)
    Inventory reserves ................................           16.0(1)
    Warranty accruals .................................           17.1(1)

Period ended September 30, 2000:
    Allowance for doubtful accounts and sales returns..            8.3
    Inventory reserves ................................           16.0
    Warranty accruals .................................           29.8(2)


(1) Increase due primarily to acquisitions during the period
(2) Increase due primarily to foreign exchange rates in the US operations

                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    ENODIS PLC



April 10, 2000                      By:    /s/ Andrew J. Allner
                                      Andrew J. Allner
                                      Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit No.  Description of Document
-----------  -----------------------

  1.1 Certificate of Incorporation, as amended, and Memorandum of Association of the Registrant, as amended.*

  1.2        Articles of Association of the Registrant, as amended.*

  4.1        The Registrant's Executive Share Option Scheme (1984).*

  4.2        The Registrant's Executive Share Option Scheme (1993).*

  4.3        The Registrant's Executive Share Option Scheme (1995).*

  4.4 Service Contract between Enodis Corporation and Andrew F. Roake dated December 9, 1997.*

  4.5 Service Contract between the Registrant and Andrew Allner dated October 20, 2000, as amended.

  4.6 Agreement and Plan of Merger dated as of July 1, 1999 among Enodis Corporation, Berisford Acquisition Corporation and Scotsman Industries, Inc., incorporated by reference to Schedule 14D-1,
             Exhibit 99(c)(1) filed by Scotsman Industries, Inc. on July 9, 1999 (File No. 005-40352).*

  4.7 Credit and Guaranty Agreement dated as of August 13, 1999 among the registrant, Barclays Bank PLC, National Westminster Bank Plc and others.*

  4.8 Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

  4.9 Amendment dated April 9, 2001 to service contract between Enodis Corporation and Andrew F. Roake.

  8.1        Significant Subsidiaries.

___________________________

* Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.