Form 20-F
period 2001-09-29
ENODIS PLC
filed 2002-02-21
CIK 1116547

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 20-F

             Annual Report Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

                 For the Fiscal Year Ended September 29, 2001

                        Commission file number: 1-15032

                                  ENODIS PLC

                               -----------------

            (Exact Name of Registrant as Specified in Its Charter)

                               England and Wales

                               -----------------

                (Jurisdiction of Incorporation or Organization)

                    Washington House, 40-41 Conduit Street
                        London W1S 2YQ, United Kingdom

                               -----------------

                   (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange on
                Title of each class:        which registered:
                --------------------        -----------------
              Ordinary Shares* of        New York Stock Exchange
              nominal value 50p
              each,represented by
              American Depositary
              Shares. Each
              American Depositary Share
              represents four Ordinary
              Shares
--------
    *  Ordinary Shares will not be listed in the U.S.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     None.
Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act: None.

   The number of outstanding shares of the issuer's common stock, as of September 29, 2001, was 250,288,950 ordinary shares.

   Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes X   No  .

   Indicate by check mark which financial statement item the registrant has
elected to follow. Item 17.        Item 18. X .

   As used in this report, "we," "us," "our" and "Enodis" mean Enodis plc, a public limited company incorporated and registered under the laws of England and Wales, and its subsidiaries, unless the context indicates a different meaning. The term "ordinary shares" means our ordinary shares, nominal value 50p each.

   Our financial statements included in this report are presented in British pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP"). A reconciliation of certain amounts from U.K. GAAP to U.S. GAAP as well as a summary of principal differences between U.K. GAAP and U.S. GAAP applicable to us are presented in Note 29 of the notes to the financial statements included in this annual report. The financial information contained elsewhere in this annual report, except as otherwise noted, is in accordance with U.K. GAAP. Our fiscal year consists of the 52 or 53 weeks ending on the Saturday nearest to September 30. Fiscal 1999 had 53 weeks. Fiscal 2001, 2000, 1998 and 1997 each had 52 weeks.

   In Fiscal year 2000, we prepared consolidated financial statements in accordance with U.S. GAAP, which we filed with the SEC on Form 20-F. However, since that time we have changed the format of the financial statements that we will file with the SEC to follow U.K. GAAP and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. Accordingly, the audited financial statements included in this annual report have been prepared in accordance with U.K. GAAP, and include a reconciliation to U.S. GAAP.

   This report contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information. These statements typically are identified by the use of words such as "may," "will," "expect," "anticipate," "believe," "estimate" and similar words, although some forward-looking statements are expressed differently. These statements by their nature involve substantial risks and uncertainties, many of which are beyond our control. They are not guarantees of future performance. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Significant factors that could cause our results to differ materially from our expectations are described under "Item 3. Key Information--Risk Factors" elsewhere in this report.

                                    PART I

Item 1.  Identity of Directors, Senior Management and Advisors

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


             Monthly Exchange Rates       Yearly Exchange Rates*
            ------------------------    --------------------------
               Month          High Low   Fiscal Year Ended  Average
            -----             ---- ---- -----------------   -------
            August 2001       1.46 1.41 September 27, 1997   1.64
            September 2001    1.47 1.44 September 26, 1998   1.66
            October 2001      1.48 1.42 October 2, 1999      1.63
            November 2001     1.47 1.41 September 30, 2000   1.55
            December 2001     1.46 1.42 September 29, 2001   1.45
            January 2001      1.45 1.41

* Based on the average of the exchange rates on the last day of each month during the year.

   The exchange rate on February 15, 2002 was $1.4315 per pound.

   Throughout this report, some amounts that are expressed in U.S. dollars have been translated from pounds for your convenience. The exchange rate used for these convenience translations is $1.4691 per pound, the exchange rate on September 28, 2001. You should be aware, however, that fluctuations in the exchange rate between the pound and the dollar affect the actual values of the amounts that have been translated. Therefore, the dollar value of these amounts when you are reading this report are likely to be different from the dollar amounts shown.

Selected Financial Data

   The following selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements, including the notes thereto, and other financial information appearing in this report. The selected profit and loss account data set forth below for Fiscal 1999, 2000 and 2001, and the balance sheet data at September 30, 2000 and September 29, 2001 are derived from our consolidated financial statements, which have been prepared in accordance with U.K. GAAP and differ in certain respects from U.S. GAAP. A reconciliation of certain amounts from U.K. GAAP as well as a description of principal differences between U.K. GAAP and U.S. GAAP applicable to us are presented in Note 29 of the notes to the consolidated financial statements included elsewhere in this annual report. The selected profit and loss account data for Fiscal 1997 and 1998, and the balance sheet data at September 27, 1997, September 26, 1998 and October 2, 1999, are derived from the audited financial statements appearing in our historical annual reports as filed with the Registrar of Companies in the U.K. or as filed on Form 20-F with the SEC.

                                                                     Fiscal year ended
                                  --------------------------------------------------------------------------------------
                                    Sept. 27,      Sept. 26,       Oct. 2,       Sept. 30,      Sept. 29,       Sept. 29,
                                      1997           1998           1999           2000           2001           2001(1)
                                  -------------  -------------  -------------  -------------  -------------     ---------
                                                  (amounts in millions, except ratios and per share data)
U.K. GAAP
Profit and loss account data:
Turnover (net sales):
 Global Food Service Equipment... (Pounds)289.3  (Pounds)322.4  (Pounds)447.9  (Pounds)665.1  (Pounds)684.1     $1,005.0
 Food Retail Equipment...........          11.8           10.5           41.8          219.4          203.1        298.4
 Property........................           1.6            3.0            1.0           19.9           16.6         24.4
                                  -------------  -------------  -------------  -------------  -------------     --------
 Continuing operations...........         302.7          335.9          490.7          904.4          903.8      1,327.8
 Discontinued operations(2)......         247.0          255.3          265.6          275.7          177.3        260.5
                                  -------------  -------------  -------------  -------------  -------------     --------
   Total turnover................         549.7          591.2          756.3        1,180.1        1,081.1      1,588.3
Operating profit/(loss) before
 goodwill amortization and
 exceptional items:
 Global Food Service Equipment...          36.1           43.8           61.3           88.9           80.3        118.0
 Food Retail Equipment...........           4.0            3.7            5.3           22.6           10.4         15.3
 Property........................           0.1            0.4            0.2            8.4            9.0         13.2
 Corporate costs.................          (5.3)          (5.3)          (6.2)          (7.3)          (8.9)       (13.1)
                                  -------------  -------------  -------------  -------------  -------------     --------
 Continuing operations...........          34.9           42.6           60.6          112.6           90.8        133.4
 Discontinued operations(2)......          11.7           17.2           24.0           27.1            9.1         13.4
                                  -------------  -------------  -------------  -------------  -------------     --------
   Total operating
    profit/(loss) before
    exceptional items and
    goodwill amortization........          46.6           59.8           84.6          139.7           99.9        146.8
Operating exceptional items(3)...          (1.5)            --           (6.0)            --         (167.5)      (246.1)
Goodwill amortization............            --             --           (2.7)         (21.4)         (23.0)       (33.8)
                                  -------------  -------------  -------------  -------------  -------------     --------
Operating profit/(loss)..........
 Continuing operations...........          33.4           42.6           51.9           91.2          (99.7)      (146.5)
 Discontinued operations(2)......          11.7           17.2           24.0           27.1            9.1         13.4
                                  -------------  -------------  -------------  -------------  -------------     --------
Operating profit/(loss)..........  (Pounds)45.1   (Pounds)59.8   (Pounds)75.9  (Pounds)118.3  (Pounds)(90.6)    $ (133.1)
Profit on disposal of
 businesses and property fixed
 assets..........................    (Pounds)--     (Pounds)--    (Pounds)4.1    (Pounds)3.0   (Pounds)23.5     $   34.5
Net interest payable and
 similar charges(4)..............          (9.6)          (9.6)         (13.3)         (37.5)         (41.9)(5)    (61.6)
Non-operating exceptional
 gain(6).........................          24.9             --             --             --             --           --
Profit/(loss) for the period.....          56.8           46.7           60.8           69.3         (115.9)      (170.3)
Basic earnings/(loss) per share..         37.3p          30.8p          38.7p          29.6p          (46.5)p   $  (0.68)
Diluted earnings/(loss) per
 share...........................         27.3p          23.5p          27.7p          27.7p          (46.5)p   $  (0.68)
Dividends declared per share.....          6.5p           9.5p          12.5p          13.8p           2.0p     $   0.03
Balance sheet data:
 Total assets.................... (Pounds)338.1  (Pounds)338.0  (Pounds)921.1  (Pounds)994.4  (Pounds)773.5     $1,136.3
 Net assets/(liabilities)........         (65.3)         (88.7)          85.9          214.9           88.0        129.3
 Cash in bank and in hand........          57.8           39.0           26.7           28.5           39.4         57.9
 Net current
   assets/(liabilities)(7).......          83.8           61.5           25.6           35.4          118.2        173.6
 Total borrowings(8).............         246.3          258.8          525.4          462.7          405.3        595.4
 Called up share capital.........          76.3           76.6          105.8          125.0          125.1        183.8
 Number of ordinary shares
   outstanding...................         152.7          153.2          211.6          250.1          250.3        250.3
Other financial information:
 Depreciation....................  (Pounds)12.6   (Pounds)13.3   (Pounds)18.8   (Pounds)23.8   (Pounds)22.7     $   33.4
 Capital expenditures(9).........           7.9            8.0           20.8           20.6           19.3         28.4
U.S. GAAP
Profit and loss account data:
 Turnover (net sales)............ (Pounds)302.7  (Pounds)335.9  (Pounds)490.7  (Pounds)904.4  (Pounds)903.8     $1,327.8
 Operating profit/(loss) from
   continuing operations.........          23.8           28.6           43.1           77.6         (106.8)      (156.9)
 Profit/(loss) from continuing
   operations....................           4.7            2.2           10.6            9.1         (150.7)      (221.4)
 Profit/(loss) for the period....          37.5           16.3           27.3           25.3         (113.7)      (167.0)

                                                                                     Fiscal year ended
                                                    --------------------------------------------------------------------------
                                                     Sept. 27,    Sept. 26,       Oct. 2,        Sept. 30,       Sept. 29,
                                                       1997         1998           1999            2000            2001
                                                    ----------- ------------- --------------- --------------- ---------------
                                                                  (amounts in millions, except ratios and per share data)
Earnings per share:
Basic earnings per ordinary share (pence):
  Profit from continuing operations................        3.1p          1.5p            6.7p            3.9p           (60.5)
  Profit from discontinued operations(2)...........        5.2p          9.3p           10.7p            6.9p            2.8p
  Gain on sale of discontinued operations(2).......          --            --              --              --           12.0p
  Extraordinary gain(6)............................       16.4p            --              --              --              --
                                                    ----------- ------------- --------------- --------------- ---------------
  Profit/(loss) for the period.....................       24.7p         10.8p           17.4p           10.8p          (45.7p)
                                                    =========== ============= =============== =============== ===============
Diluted earnings per ordinary share (pence):
  Profit from continuing operations................        3.1p          1.4p            6.7p            3.6p          (60.5p)
  Profit from discontinued operations(2)...........        5.1p          9.2p            7.6p            6.5p            2.8p
  Gain on sale of discontinued operations(2).......          --            --              --              --           12.0p
  Extraordinary gain(6)............................       16.2p            --              --              --              --
                                                    ----------- ------------- --------------- --------------- ---------------
  Profit/(loss) for the period.....................       24.4p         10.6p           14.3p           10.1p          (45.7p)
                                                    =========== ============= =============== =============== ===============
Balance sheet data:
  Total assets.....................................         n/a (Pounds)728.2 (Pounds)1,281.9 (Pounds)1,314.2 (Pounds)1,151.5
  Net assets.......................................         n/a         344.1           492.7           586.8           443.0
  Net current assets/(liabilities)(7)..............         n/a         146.5           126.2           133.3           123.6
Other financial information:
  Depreciation from continuing operations.......... (Pounds)6.5   (Pounds)5.1    (Pounds)11.1    (Pounds)17.5    (Pounds)18.9
  Goodwill amortization from continuing operations.        14.1          15.7            19.3            37.7            39.0


                                                    Sept. 29,
                                                     2001(1)
                                                    ---------

Earnings per share:
Basic earnings per ordinary share (pence):
  Profit from continuing operations................ $  (0.89)
  Profit from discontinued operations(2)........... $   0.04
  Gain on sale of discontinued operations(2)....... $   0.18
  Extraordinary gain(6)............................       --
                                                    --------
  Profit/(loss) for the period..................... $  (0.67)
                                                    ========
Diluted earnings per ordinary share (pence):
  Profit from continuing operations................ $  (0.89)
  Profit from discontinued operations(2)........... $   0.04
  Gain on sale of discontinued operations(2)....... $   0.18
  Extraordinary gain(6)............................       --
                                                    --------
  Profit/(loss) for the period..................... $  (0.67)
                                                    ========
Balance sheet data:
  Total assets..................................... $1,691.7
  Net assets.......................................    650.8
  Net current assets/(liabilities)(7)..............    181.6
Other financial information:
  Depreciation from continuing operations.......... $   48.3
  Goodwill amortization from continuing operations.     57.3

--------
(1) U.S. dollar amounts have been translated solely for the convenience of the reader at the exchange rate of USD 1.4691 = (Pounds)1.00, the noon buying rate of the U.S. Federal Reserve Bank as at September 28, 2001.
(2) During Fiscal 2001, we disposed of our building and consumer products division. Accordingly, the data for each of the periods presented has been restated to reflect the effects of accounting for the building and consumer products division as a discontinued operation.
(3) According to U.K. GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. We determined the following items to be exceptional in accordance with U.K. GAAP for Fiscal 1997, 1999 and 2001:

                                                                                1997        1999         2001
                                                                             ----------- ----------- -------------
                                                                                     (amounts in millions)
Restructuring costs......................................................... (Pounds)1.5 (Pounds)6.0  (Pounds)33.1
Revisions to working capital provisions and other exceptional warranty costs          --          --          13.7
Litigation settlement costs.................................................          --          --          12.2
Costs associated with the Board's review of strategic options...............          --          --           8.5
  Operating exceptionals, before goodwill amortization and impairment.......         1.5         6.0          67.5
Goodwill impairment.........................................................          --          --         100.0
                                                                             ----------- ----------- -------------
   Total operating exceptional items........................................ (Pounds)1.5 (Pounds)6.0 (Pounds)167.5
                                                                             =========== =========== =============

(4) Net interest payable and similar charges consists of interest income, interest expense and amortization and write-off of deferred financing costs.
(5) Fiscal year 2001 includes a charge of (Pounds)5.8 million related to the write-off of unamortized costs of previous financing arrangements that were replaced on March 12, 2001.
(6) For Fiscal 1997, the non-operating exceptional gain (U.K. GAAP) and extraordinary gain (U.S. GAAP) represents a gain arising on the repurchase of our convertible unsecured loan stock. Such gain is considered as non-operating profit under both U.K. GAAP and U.S. GAAP.
(7) U.S. GAAP includes (Pounds)39.9 million (1998), (Pounds)40.4 million (1999) and (Pounds)39.3 million (2000) of non-current assets and liabilities related to discontinued operations that are classified as current.
(8) Total borrowings consists of all borrowings but excludes deferred financing costs.
(9) Capital expenditure consists of cash paid for the purchase of tangible fixed assets and includes cash paid by our discontinued building and consumer products division.

                                 Risk Factors

   In addition to the other information contained in this report, you should carefully consider the following risk factors. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operations. If any of the possible events described below occurs, our business, financial condition or results of operations could be materially and adversely affected.

Our substantial leverage and debt service obligations could adversely affect our business.

   We are, and will continue to be after completing the new financing arrangements, highly leveraged. For a description of the new financing arrangements, including the rights offering, the new senior secured credit facilities and the bridge loan, see "Item 5. Operating and Financial Review and Prospects--The New Financing Arrangements" and "Item 10. Additional Information--Material Contracts."

   The degree to which we will be leveraged after completing the new financing arrangements could have important consequences to you, including, but not limited to:

    .  making it more difficult for us to satisfy our debt obligations;

    . increasing our vulnerability to a downturn in our business or economic and industry conditions;

    . limiting our ability to obtain additional financing to fund future working capital, capital expenditures, debt service requirements and other corporate requirements;

    . requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund our operations, technological developments, capital expenditures or other corporate purposes;

    . limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry; and

    . placing us at a competitive disadvantage to competitors with less leverage.

   In addition, the lenders under our senior secured credit facilities have a general lien over our U.S., U.K. and Canadian assets and a pledge of the stock of most of our operating subsidiaries. Our ability to refinance or seek additional financing could be impaired as a result of these liens.

We are subject to restrictive debt covenants, which limit our operating flexibility.

   Our senior secured credit facilities contain, and any indenture governing our potential issue of notes would contain, significant operating and financial restrictions on us and our subsidiaries, including restrictions on our ability to:

    . make certain payments, including dividends or other distributions, with respect to our share capital;

    .  incur additional indebtedness and issue preferred stock;

    .  make certain loans or investments;

    .  prepay or redeem subordinated debt or equity;

    .  create liens on our properties;

    .  make acquisitions;

    .  dispose of our assets;

    .  enter into joint ventures;

    .  enter into sale and leaseback transactions;

    .  engage in certain transactions with affiliates;

    .  issue or sell share capital of our subsidiaries;

    .  reorganize or enter into mergers; and

    .  substantially change the nature of our business.

   These covenants limit our ability to finance future operations, capital needs, debt service requirements and acquisitions and to engage in other business activities that may be in our interest. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

   Our senior secured credit facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under our senior secured credit facilities, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and other fees, to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

The loss of certain large customers or changes in their purchasing patterns could adversely impact our operating results.

   If our large customers reduce their purchases from us for any reason, including downturns in the economy or decisions by them to cut back on their expansion plans, our revenues will be reduced. Our relationships with several major quick-service restaurant chain customers are one of the principal drivers behind our development of new and enhanced products and technological expertise for the food service equipment business, which we believe helps us to attract other customers. The loss of these customers would undermine one of our important competitive strengths and could have an adverse impact on the results of our global food service equipment group. In our food retail equipment group, sales are often made to large retail chain customers under long term contracts, usually one to three years in duration. If we fail to obtain or renew contracts with these customers, or if contracts are granted to our competitors, we will make few or no sales to these customers. In addition, financial difficulties experienced by any of these major customers would adversely impact our results of operations.

Our business could be adversely affected if the current economic downturn worsens.

   The current downturn in the global economy is adversely affecting our business. While we cannot predict the depth or duration of these effects, we have planned on the basis that they will adversely affect our order flow and results of operations through at least the end of Fiscal 2002. We continue to take actions to reduce costs and restructure our business in light of the downturn. However, if the downturn is more severe or longer in duration than expected, our ability to reduce debt, or, in certain circumstances, to service our debt, could be impaired.

Competition in the food service equipment and food retail equipment businesses could reduce our results of operations and cash flow.

   In our business, competition is based on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. We expect the competitive environment in which we operate to remain difficult for the foreseeable future. We have a number of competitors in each product line that we offer. Some of our competitors are divisions of large companies that have greater financial and marketing resources than we possess. In addition, some competitors focus on particular product lines or geographical regions or emphasize their local manufacturing presence or local market knowledge. We must compete primarily on price in many product lines, particularly in food retail equipment.

Our technological innovations and proprietary rights may not protect us effectively from innovations by competitors.

   Large-scale purchasers of food equipment with multiple locations, such as international quick service restaurant chains and food retail chains, seek continual product improvement. Our ability to respond to our large customers' needs in the food equipment industry depends in part on our ability to provide product features and technological innovations superior to those offered by our competitors. It also depends on our ability to be the first among our competitors to offer those features and innovations. Some of our success in the past has been due to our ability to have technology licensed to us and to obtain and maintain patent protection of our proprietary technology, designs and other innovations. See "Item 4. Information on the Company--Intellectual Property." We may not be able to develop new features or technological innovations sufficient to compete effectively. We could be at a competitive disadvantage if another company develops a significant technological improvement to an important line of products.

Consolidation of our food retail equipment customer base has increased competition and could adversely impact our margins.

   Our food retail equipment group, in particular our Kysor Warren subsidiary, derives a substantial portion of its revenues from a small number of major supermarket chains in North America. Over the past several years, mergers and acquisitions have greatly reduced the number of major North American supermarket chains and the aggregate number of supermarket outlets. This consolidation has resulted in fewer potential food retail equipment customers, each of which has increased purchasing power. These factors have resulted in increased price pressure as we and our competitors have closed production facilities and otherwise placed greater emphasis on cost control in order to maintain profit margins. The long term viability of our food retail equipment group will depend on retaining existing business with and securing future business from these larger customers and on implementing a cost structure that will enable profitable sales of equipment.

   From its acquisition in 1999 to the end of Fiscal 2001, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortization). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for the first quarter of Fiscal 2002 showed a small loss and were below expectations. We are currently reviewing the operations of Kysor Warren with the objective of improving its operating performance. If we conclude that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired resulting in an exceptional non-cash charge. Such a potential impairment, if any, cannot be reasonably estimated at this time. As at December 29, 2001, the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

Price changes in some materials and sources of supply could affect our profitability.

   We use large amounts of stainless steel, aluminum, foam and other commodities in the manufacture of our products. Any significant increase in the prices of these commodities that we are not able to pass on to our customers would adversely affect our operating results. While we have some multi-year supply contracts, the protection they provide is limited, so that we remain exposed to price increases even in those commodities.

  Our business may be disrupted as we continue to integrate recent acquisitions and implement changes and improvements to our businesses, management organizational structure and reporting systems.

   Over the last several years, we have completed a number of acquisitions of food service equipment and food retail equipment businesses. We are in the process of integrating those businesses, disposing of certain non-core operations and assets, executing cost reduction initiatives and reorganizing our management structure and reporting systems. Our results of operations and cash flow could suffer if we fail to integrate those businesses or implement those changes successfully.

   Although our corporate headquarters is located in London, England, we are consolidating our global operational headquarters and technology center in New Port Richey, Florida. In connection with that consolidation, several senior executives have recently moved to Florida, we are increasing the number of senior operational staff at that location and we are investing in significant improvements in our management information reporting systems. We expect that the continuing implementation of these changes will occur over at least the next year. We could be adversely affected if we are delayed in consolidating and improving our management information reporting systems or if we do not successfully consolidate the operational supervision of our European and Asian operations with our North American operations. In addition, implementing a restructuring of this nature inevitably requires management time and attention. To the extent that management time and attention are significantly diverted from day-to-day operations, our business operations and financial results could be adversely affected.

The loss of key management personnel could adversely affect our business.

   Our executive officers and our operating company senior executives are important to our business. Collectively, these individuals have extensive financial experience and knowledge of our business, industry and customers. The loss of the services of these individuals, some of whom have been appointed to their current positions only recently, could adversely affect our ability to maintain the loyalty of certain key customers, to continue to develop important product improvements or to implement our global marketing and sales strategy. This could have a material adverse impact on our business operations and financial results.

Currency fluctuations, repatriation risk and political risks in certain countries could affect our reported results of operations and profitability.

   We sell products in over 100 countries and have manufacturing operations in nine countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. In addition, although we report our consolidated results of operations in pounds sterling, based on our results for Fiscal 2001, approximately 72% of our operating profit before goodwill amortization and exceptional items and 61% of our turnover (net sales) were derived principally from our North American operating segment. Accordingly, our reported results are particularly subject to fluctuation based on changes in the U.S. dollar/British pounds sterling exchange rate. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

   Some jurisdictions may restrict repatriation of our non-U.K. and non-U.S. earnings. Various jurisdictions also have laws limiting the right and ability of entities to pay dividends and remit earnings to affiliated companies unless specified conditions are met. International operations in certain countries are also subject to various political risks that are not present in our U.S. and Western Europe operations, including the risk of war or civil unrest, expropriation and nationalization. In addition, unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could affect our profitability or growth plans.

The adoption of the euro may result in lower operating profits.

   Twelve of the member states of the European Union have adopted the euro as their national currency. The U.K., Sweden and Denmark, although member states of the European Union, have not adopted the euro. Since January 1, 2002, only euro-denominated bills and coins are issued and in circulation in those twelve member states, and national currencies have been withdrawn from circulation. The use of a common currency throughout the participating states might permit our customers to more readily compare the prices of our products and purchase our products in the member state with the lowest price. This may lead to uniform pricing of our products in countries in the European Union. Uniform pricing may erode margins in certain member states, thereby adversely affecting our Group profits.

We may incur losses in connection with certain litigation.

   One of our current subsidiaries, Enodis Corporation, is a party to several lawsuits relating to a company, Consolidated Industries Corp., which was formerly owned by our subsidiary. Consolidated is currently in bankruptcy. The plaintiffs contend that our subsidiary is the alter ego of Consolidated and therefore is liable for its debts. In addition, the bankruptcy trustee is asserting a variety of bankruptcy and equitable claims seeking to recover up to $30 million in payments made by Consolidated to Enodis Corporation between 1988 and 1998. We have thoroughly investigated these claims and believe that the claims based on the alter ego theory, as well as the bankruptcy trustee's claims, are without merit. We are therefore defending them vigorously. The claims alleged in these lawsuits could potentially reach $600 million, which substantially exceeds our estimate of, and accruals for, potential exposure. The extent, if any, to which the potential liability would be covered by insurance is unclear. Accordingly, if these lawsuits are ultimately decided in a manner adverse to our subsidiary, the determination could have a material adverse effect on us.

If we fail to complete our rights offering and the notes offering, our bridge loan will remain outstanding.

   Pending completion of the rights offering and the note offering that we announced on February 20, 2002, we have borrowed (Pounds)150 million of bridge loans under a bridge loan facility. Of this amount, we intend to repay the bridge loan with the net proceeds of the rights offering and the net proceeds of the note offering.

   Completion of the rights offering is currently subject to certain conditions, including approval by our shareholders. If shareholder approval is obtained and those other conditions are fulfilled, we will be obligated to issue the rights shares and, following commencement of trading of the nil paid rights shortly thereafter, Credit Suisse First Boston Equities Limited, the underwriter of the rights offering, will be unconditionally obligated to subscribe for and take up any rights that are not taken up by our shareholders. Our plan of financing also includes raising approximately (Pounds)100 million from an offering of long term fixed rate notes in the institutional market. If our shareholders fail to approve the rights offering, or the rights offering otherwise fails to become unconditional, or if we are unable to find investors willing to purchase the notes, we may be unable to repay the bridge loans. To the extent the bridge loans remain outstanding, they would bear interest at a higher interest rate than the notes we propose to offer, and would have a final maturity in February 2012. These additional interest payments would further restrict our cash flows and affect our operating results. See "Item 5. Operating and Financial Review and Prospects--The New Financing Arrangements."

Item 4.  Information on the Company

Overview

   We believe we are one of the leading manufacturers and distributors of food service equipment globally. We believe that we offer one of the broadest lines of commercial food service equipment products in our industry, including both "warm" and "cold" side products. We own a portfolio of over 30 brands, many with leadership positions in their respective markets. We also have a technology center at our global operations headquarters in New Port Richey, Florida, which we believe is one of the leading research and development and technical support facilities in the food service equipment industry. This facility enables us to offer our customers an array of advanced product development services.

   We operate our business in two principal groups:

    . Global food service equipment (75.7% of total net sales from continuing operations in Fiscal 2001), which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operators; and

    . Food retail equipment (22.5% of total net sales from continuing operations in Fiscal 2001), which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores.

   Our end-customer base includes many of the world's leading quick service restaurant chains, restaurants, hotels and institutional customers for food service equipment and leading supermarket chains and convenience stores for food retail equipment. We have over 30 manufacturing facilities located in nine countries in North America, Europe, Australia and Asia. Several of our brands have been manufactured for over 50 years. The network of third party authorized service agencies that we have established services our global customers in over 100 countries around the world. For a summary of revenues by segment and geographic market for each of the last three fiscal years, see Note 2 to our financial statements included in this annual report.

   We also have property development activities (1.8% of total net sales from continuing operations in Fiscal 2001) that hold approximately 100 acres of land, the most significant part of which is located in Felsted, England. We plan to sell this land over the next several years.

   Our principal executive office is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, United Kingdom, telephone number: (44) 207-304-6000. Our global operations office is located at 2227 Welbilt Boulevard, New Port Richey, Florida 34655, telephone number: (727) 375-7010.

Our Competitive Strengths

   We believe several factors give us a competitive advantage in the global food equipment industry, including:

    . Broad Portfolio of Leading Food Service Equipment Products and Strong Brands. We own a portfolio of food service equipment brands that places us among the industry leaders in a number of product lines and geographic regions, with a significant presence in both the "warm" and "cold" segments of the market. Our wide range of products and brands makes us attractive to food service equipment dealers and distributors, who can offer end-customers an extensive range of food service equipment solely by carrying our portfolio of brands. Moreover, we believe that brand recognition represents an important factor in the decision-making process of our end-customers and that our portfolio of strong brands helps us to introduce and increase sales of our other brands to these customers. In addition, for many of our food service equipment product lines, we own multiple brands, which allow us to offer a diversified set of products to appeal to customers' different preferences and price ranges. Also, we believe our broad product offering and brand recognition help us to increase sales to customers seeking to reduce the number of their food equipment suppliers.

    . Technical Expertise and New Product Development. We have a technology center in New Port Richey, Florida that we believe is one of the leading research and development and technical support facilities in the food service equipment industry. We use the technology center to develop new food equipment technologies, to enhance our existing products and to provide training for our customers, marketing representatives, service providers, industry consultants, dealers and distributors. In developing new or enhanced products, we work closely with existing major customers, who ask us to participate with them in the design and development of products that will deliver specific operational efficiencies to their businesses or that will meet new food quality or hygiene requirements. These efforts may lead to significant future order flow for such products as they are rolled out to our customers' operations. In addition, as our customers see our full range of customized food equipment products and meet our technical staff while visiting our technology center, it serves as a focal point to drive product sales. Recent new product developments include an exhaust filtration system for commercial kitchens, which utilizes ultraviolet light to treat contaminated air, an energy-efficient reach-in refrigerator and an accelerated cooking oven combining microwave and convection technology.

    . Global Food Service Equipment Coverage. We believe we can provide our large food service equipment customers with global coverage. We have one of the largest food service equipment operations in North America. We also have several manufacturing plants in Europe and two in Asia. In addition, we have access to a distribution network comprising the master distributors we own in five key European markets, and third party distributors elsewhere in Europe and Asia. This global manufacturing and distribution network, combined with our broad product offering and commercial and key account management structure, allows us to focus on the regional and local customer needs of our major global chain customers. As our major customers continue to expand globally, we believe the ability to provide broad geographic coverage gives us a competitive advantage.

    . Global Service and Parts Distribution Capabilities. Through the global network of authorized third-party service agencies that we have established, we are able to offer our food service equipment customers the benefit of prompt warranty and after-warranty service, including parts replacement, throughout the world. Because end-customers often require assurance that the equipment they purchase will be supported by efficient service, we believe that our global service network, strengthened through training programs and the development of long term relationships with service providers, is an important factor in our customers' purchasing decisions. As our service providers gain expertise on our entire line of products, they can contribute to sales growth when providing authorized services. We believe this capability makes us attractive not only to global quick service restaurants but to all end-customers and is a competitive advantage.

    . Strong and Diversified Customer Base. The end-customers of our food service equipment business include some of the world's leading quick service restaurant chain outlets, full service restaurants, hotels and institutional customers. The end-customers of our food retail equipment business include major supermarket chains and convenience stores. Many of our customer relationships are based on a long history of service to these customers. We believe that our relationships with some of the largest and most globalized of the quick service restaurant and retail chains present us with opportunities for long term growth. We believe that we enhance these relationships by using our technological expertise to co-develop with these customers new products that are aimed at meeting specific customer requirements and solving customer problems. Our customer base is also very diversified; in Fiscal 2001, no single customer accounted for more than 5% of our total net sales from continuing operations.

Our Operating Strategy

   As one of the leading manufacturers and distributors of food service equipment globally, our objective is to establish Enodis as the world's leading supplier of commercial food service equipment through product, distribution and service excellence. The key elements of our strategy to achieve this goal are to:

    . Exploit and Develop Our Broad Portfolio of Leading Food Service Equipment Products and Strong Brands. We intend to build on the strength of our food service equipment brands, technology, manufacturing facilities and distribution networks to expand the presence of our food service equipment products in Europe and the rest of the world. We intend to promote cross-selling of our products and increase the geographic and customer penetration of our brands by continuing to concentrate our marketing and distribution through representatives, dealers and distributors who emphasize our entire food service equipment product line. As part of this strategy, we intend to utilize existing manufacturing capacity to introduce certain of our well-known U.S. products to new markets, principally in Europe.

    . Capitalize on Technological Leadership and New Product Development Capabilities. We intend to continue using our technological strengths to develop innovative food service equipment products that allow our customers to improve the efficiency and profitability of their operations by, for example, reducing cooking times, labor and energy costs and providing greater menu flexibility. Our technology focus enabled us to display twenty new food service equipment products at the biennial North American Food Equipment Manufacturers show in September 2001. Recently developed new products include the Mealstream Series Five Combination Oven, marketed under the Garland(R) brand, which is a fully programmable, extra capacity combination oven designed to accommodate high volume catering, and the Touchfree(TM) Automatic Ice and Water Dispensers, marketed under the Scotsman(R) brand, which provide an increased level of hygiene by allowing ice and water to be dispensed without physical contact. We also currently have a number of new food service equipment products in our pipeline. Our most advanced equipment is often custom-designed to a customer's specifications. We believe that, by focusing on developing advanced products, we can strengthen relationships with our best customers, leading to increased customer loyalty and the greater likelihood of future sales to these customers.

    . Partner with Dealers, Distributors and Sales Representatives to Increase Market Share. We are currently integrating our food service equipment sales forces in order to increase market share. In the U.S., we have recently created a network of sales representatives, each of which operates within its respective territory to market our food service equipment products. Most of these representatives do not offer any competing products, and therefore provide our customers with our extensive product range to meet their "one-stop" purchasing needs. In five of the ten largest markets outside of the United States, we own master distributors who sell our food service equipment products. Because these distributors focus primarily on our product line, we believe we can generate higher sales volume. We intend to focus on the training, support and economic incentives we offer to our dealers and distribution partners worldwide to increase our market share with their customers. In addition, we plan to expand our Internet capabilities in order to provide information to our major customers to increase the ease of doing business with us. By offering our distributors and end-customers a wide range of enhanced services and solutions, we aim to increase their loyalty and strengthen these relationships.

    . Improve Operating Efficiency Through, Among Other Things, Cost Reduction and Restructuring. In March 2001, we initiated a rationalization and restructuring program to improve management and production efficiencies and to remove excess capacity in both our food service equipment and food retail equipment businesses. Key cost-cutting initiatives in Fiscal 2001 included the closure of five plants, headcount reduction of approximately 870 people and more efficient management of our purchasing processes. We are consolidating our global operational management team in New Port Richey, Florida. Furthermore, we have merged our North American and European food service equipment operations into a global food service equipment group. At the same time, our food service equipment business has been simplified to enable us to remain firmly customer-focused while lowering costs. Our food retail equipment group is now managed as a separate business. These initiatives, which were implemented in March 2001, significantly reduced fixed, headcount and discretionary costs in the second half of Fiscal 2001. The full year impact of the fixed and headcount cost saving measures will be recognized in Fiscal 2002. We are now pursuing a number of further initiatives, including additional reductions in discretionary spending, further manufacturing rationalization, continued implementation of group purchasing plans and ongoing execution of a range of cost reduction initiatives in our European operations. We have targeted additional cost savings of approximately (Pounds)10 million in Fiscal 2002. We have also phased out some of our lower margin products, and plan to continue reviewing our products in order to discontinue unprofitable product lines. Finally, we will seek to improve our financial management by implementing better management information systems and strengthening financial controls.

    . Improve the Performance of Our Food Retail Equipment Businesses. A key part of our food retail equipment strategy has involved the implementation of the rationalization and restructuring program discussed above. In addition, we have launched new product lines, such as the E-Line refrigerated display cases for the North American market, in order to expand our customer base. We aim to achieve greater geographic penetration of the Kysor Warren brand and to expand its customer base beyond existing core customers.

    . Divest Non-Core Businesses. We intend to continue to divest non-core assets and eliminate non-core products, brands and models in order to focus on our core competencies. Most significantly, we recently disposed of our former building and consumer products business (unrelated to our food equipment business) for gross consideration of (Pounds)134 million (subject to an adjustment of approximately (Pounds)2.1 million) and Sammic, our Spanish food service equipment business, for consideration of (Pounds)20 million. We are continuing our efforts to sell our remaining real property segment holdings. We believe this strategy will enable us to concentrate on our core food service equipment business and reduce our outstanding debt, placing us in a stronger financial and competitive position.

    . Reduce Debt. We intend to continue reducing our debt burden by increasing cash available to pay debt through cost savings, improving manufacturing plant utilization, reducing our cash conversion days and applying the proceeds of our non-core disposals. We believe that using cash generated through more efficient operations to reduce debt whenever possible will increase our operating flexibility in the long term.

Market Overview

   The global food equipment product market, which we estimate generated in excess of $20 billion of sales in 2001, is comprised of the following segments:

    . Food Service Equipment--This market segment includes cooking and warming equipment, ice machines and storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operations. We estimate that this segment constitutes approximately 65% of the total global food equipment product market.

    . Food Retail Equipment--This market segment includes refrigerated storage and display products sold to food retailers, such as supermarkets and convenience stores. We estimate that this segment constitutes approximately 26% of the global food equipment product market.

    . Other Food Equipment--This segment comprises vending machines for hot and cold food, representing approximately 9% of the global food equipment product market. We do not operate in this segment.

   The five largest sellers of food equipment worldwide in 2001, including Enodis, are estimated to account for approximately 28% of global sales. It is estimated that no single seller accounted for more than 7% of the market.

   We estimate that the North American market accounts for approximately one third of the global food equipment market, while the second largest market, Western Europe, accounts for slightly less than one third of the global food equipment market. The market for food service equipment grew at an annual rate of 5.4% in the U.S. from 1992 to 2000. While the U.S. market is currently experiencing a severe decline due to economic circumstances, we believe it will continue to grow over the long term in excess of U.S. gross national product, principally driven by the following factors:

    . New restaurant and store openings, driven by overall economic growth and increases in consumer spending on food prepared outside of the home. A recent National Restaurant Association survey in the U.S. predicts this trend will continue with substantial growth to 2010; and

    . Sales of replacement and upgrade equipment, driven by customer menu adjustments and the needs of customers to increase food preparation efficiency to improve throughput, reduce energy consumption, reduce labor costs through increased automation and comply with increasingly stringent health and safety regulations.

   Generally, food service operators purchase new food service equipment for three reasons: new restaurant or store openings, upgrades of existing equipment and replacement of existing equipment. We estimate that each of these reasons accounts for approximately one third of food service equipment sales.

Our History and Recent Acquisitions and Dispositions

   Our origins date to the mid-nineteenth century, when we were founded as a small food merchant based in the north of England. We incorporated in 1910 under the name S. & W. Berisford (1910) Limited and re-registered in 1982 as a public limited company. We are subject to the Companies Act 1985, as amended, and are registered with the Registrar of Companies in England and Wales. In 1995, we changed our name to Berisford plc, and in June 2000 we changed our name to Enodis plc.

   In 1995, we entered the commercial food equipment business by acquiring Welbilt Corporation, a publicly-traded U.S. company and a leading U.S.-based manufacturer and distributor of commercial cooking and warming equipment sold primarily for use in quick service restaurants, full service restaurants, hospitals and other institutions. At the time of this acquisition, we remained engaged in businesses other than commercial food equipment. We have since divested all our other businesses except our real property segment in order to focus on our commercial food equipment business.

   In 1999, we acquired Scotsman Industries, Inc., a major manufacturer and distributor of "cold" side products, including refrigerated display cases, ice machines, food preparation and storage equipment, walk-in coolers and freezers and beverage systems, for $791.5 million, including assumed debt. The acquisition of Scotsman expanded our product line, increased our manufacturing capabilities and enhanced our service, distribution and sales networks. The acquisition of the Scotsman businesses also enhanced and expanded our customer relationships.

   In the last four years, we have also acquired other businesses, including Jackson, Merrychef, Convotherm and Viscount Catering, improving our food service equipment product range and geographical coverage.

   In Fiscal 2001, we disposed of our former building and consumer products business (unrelated to our food equipment business) for gross consideration of (Pounds)134 million (subject to an adjustment of approximately (Pounds)2.1 million). In December 2001, we sold Sammic, a Spanish food service equipment business, for consideration of (Pounds)20 million.

Food Service Equipment

   Food service equipment consists of cooking, warming, ice, storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operators such as full service restaurants, quick service restaurant chains, hotels, industrial caterers, supermarkets, hospitals, schools and other institutions. In Fiscal 2001, sales of food service equipment were (Pounds)684.1 million, or approximately 75.7% of our net sales from continuing operations. Our food service equipment business is conducted in over 100 countries. Sales of food service equipment in North America constituted 46.2% of our Fiscal 2001 food service equipment net sales from continuing operations.

  Global Product Focus

   The global food service equipment group is pursuing a global product strategy aimed at leveraging existing brands, technology, manufacturing facilities and distribution networks and service to expand the presence of its products in Europe and the rest of the world. In Fiscal 2001, the North American and Europe and rest of world divisions of the global food service equipment group were combined into one group, creating an integrated management team to implement our global product strategy.

  Global Product Groups

  Cooking Equipment

   We design, manufacture and sell a broad array of commercial ovens, ranges and grills, including combination microwave/convection ovens, conveyor ovens, rotisserie ovens, broilers and skillets. We believe that we are a leading manufacturer of those products in North America, with a wide range of brands and extensive service coverage. We sell traditional oven, range and grill products under the Garland(R), U.S. Range(TM), Technyform(R) and Moorwood Vulcan(R) brand names, and we sell microwave and combination microwave/convection ovens under the Merrychef(R) and Garland(R) brand names. Our cooking equipment products are manufactured at plants in the U.S., Canada, the U.K. and France. Our Merrychef combination microwave/conventional ovens utilize Accelerated Cooking Technology(TM) and have a strong market presence in the United Kingdom. We believe we have the opportunity to achieve growth in this product group by introducing U.S. brands and technology to the European market and by linking the Merrychef products with the Garland U.S. distribution network. Other brands in this product group include Cleveland(TM), Lincoln(R), Electroway(R), Merco(R) and Savory(R).

  Frying Equipment

   We design, manufacture and sell commercial fryers and frying systems, including open pot fryers under the Frymaster(R) brand name and tube fryers under the Dean(R) brand name. We also manufacture commercial fryers in the U.K. under the Henry Nuttall(R) and Moorwood Vulcan(R) brand names. We believe that, through Frymaster and Dean, we have the leading market position in the U.S. commercial fryer market, and we intend to use our brand recognition and product expertise to increase European sales. Based on the trend in the U.S., we believe European restaurants will experience increased customer throughput in future years, leading to greater demand for high production fryers.

  Refrigeration Equipment

   We design, manufacture and sell commercial refrigerators, freezers and blast chillers. Delfield is a leading supplier of both catalog and custom-made commercial refrigerators and freezers in the United States. We plan to leverage recognition of our Delfield(R), Castelmac(R) and Guyon(R) brand names to increase geographic market penetration, particularly in Europe.

  Ice Machines

   We design, manufacture and sell commercial ice making and ice dispensing equipment, in addition to ice dispensing and storage bins, under a variety of brand names, including Scotsman(R), Ice-O-Matic(R), Icematic(R), Bar-Line(R), Simag(R), Mile High(R) and New Ton(R). We have a wide product offering in this segment and are one of the leaders in both the U.S. and global markets. Our equipment produces and dispenses ice cubes, used primarily by health care facilities, convenience stores, quick service restaurants, full service restaurants, bars, hotels, convenience stores and health care facilities; ice nuggets, used primarily by households and small bars; and ice flakes, used primarily by supermarkets. Our ice storage bins have capacities of 200 to 1,250 pounds of ice, and we manufacture a range of water filtration systems designed to remove tastes, odors, dirt and rust particles from water used to make ice.

   With manufacturing facilities in the U.S., Italy, Thailand and China, we believe we are well-positioned to meet the growing demand of large global chains for regional manufacturing capability. In addition, we plan to use the services of our technology center, as well as component standardization and pooled purchasing, to improve our products and reduce manufacturing costs.

  Air Purification and Ventilation Equipment

   We design, manufacture and sell air purification systems and ventilation hoods, ranging from individual stand-alone ventilation and filtration systems to comprehensive integrated air filtration systems. We believe this is a growth market, driven by increasingly stringent requirements for odor control, stronger environmental regulations and the need to retrofit existing buildings with ventilation systems. We believe we can use our technological capabilities to capitalize on this growth, and we have recently introduced an ultra-violet commercial kitchen ventilation system which utilizes ultraviolet light to treat contaminated air. This technology significantly improves grease removal and thereby improves safety, lowers maintenance requirements and reduces odors. We sell these products under the brand names Vent Master(R) and Airtech(R). The production of our facilities in Canada, the U.S. and the U.K. is complemented by the production of several licensees around the world.

  Steam Equipment

   We believe we are a leading global manufacturer of steam equipment, including steam kettles, pressure steamers, combination ovens and cook-chill systems, primarily through Convotherm, which is based in Germany, and Cleveland, which is based in the U.S. and has plants in the U.S. and Canada. We believe we have a significant opportunity to leverage our technology, distribution and manufacturing capabilities to increase our global market share in steam equipment.

  Meal Preparation Systems

   We design, manufacture and sell meal preparation systems, primarily food delivery systems and serving products such as insulated trays, trolleys, carts, cook-chill systems and disposable serving products. These products enable hospitals and institutions to prepare and serve a large quantity of meals at the proper temperature both hygienically and efficiently. We have a strong presence in the meal preparation systems market in the United States. Our brand names for meal preparation products include Aladdin Temp-Rite(R), Seco(R), Guyon(R), Shelleyglas(R), Shelleymatic(TM) and Delfield(R).

  Regional Product Groups

  Warewashing Equipment

   We design, manufacture and sell commercial dishwashing and other warewashing equipment. We entered this business with the purchase of Jackson MSC Inc. in November 2000, and currently offer a full range of undercounter dishwashers, door-type dishwashers, round dishwashers and glasswashers. Our brand for these products is Jackson(R) and we distribute a flight type dishwasher under the brand Meiko by Jackson(R).

  Beverage Systems

   We design, manufacture and sell a range of soft-drink and beverage dispensing equipment for pre-mix and post-mix, undercounter and remote applications. Our products, which include combination ice and soft-drink dispensing units, custom beer cooling products and related accessories, are sold to global and national soft-drink companies and brewers under the brand names Scotsman(R), Whitlenge(R) and Hartek(R).

  Food Preparation Products

   We also manufacture a wide range of food preparation equipment such as mixers, peelers, pots and pans. Our brand names for food storage and preparation products include Varimixer(R), Wearever(R) and Redco(R).

   The following table provides information on our product groups in the global food service equipment group, including the brands and product lines of each group and the location of the manufacturing facilities where we manufacture the products of each group.

Product Groups                               Brands                            Product Lines
--------------                               ------                            -------------

Cooking Equipment                Garland, Lincoln, U.S. Range,  Ranges, convection ovens, conveyor ovens,
                                 Merrychef, Moorwood Vulcan,    microwave and combination ovens, grills,
                                 Technyform, Merco Savoy        boilers, toasters, rotisserie ovens




Frying Equipment                 Frymaster, Dean, Henry         Tube type and open top fryers
                                 Nuttall

Refrigeration Equipment          Delfield, Advanced,            Custom refrigeration, reach-in
                                 Castelmac, Guyon,              refrigeration, display systems/counters,
                                 Shellymatic, Shelleyglas       cook-chill systems


Ice Machines                     Scotsman, Ice-O-Matic,         Cube, flake and nugget ice machines
                                 Simag, Icematic, Barline, Mile
                                 High, New Ton




Air Purification and Ventilation Ventmaster, Airtech            Exhaust and air purification systems
 Equipment


Steam Equipment                  Cleveland, Convotherm          Steam kettles, pressure steamers, skillets,
                                                                combination ovens


Meal Preparation Systems         Aladdin Temp-Rite,Temp-        Food delivery systems, insulated tray
                                 Rite, Seco, Shelleymatic,      trolleys, carts, disposable serving products
                                 Shelleyglas

Warewashing Equipment            Jackson                        Undercounter, conveyor and flight type
                                                                dishwashers

Beverage Systems                 Scotsman, Hartek, Whitlenge    Pre-mix, post-mix, undercounter and
                                                                remote beverage dispensing equipment

Food Preparation Products        Wearever, Redco, Prolon,       Pots and pans, small food preparation
                                 Varimixer                      equipment, dishes

Product Groups                          Locations
--------------                          ---------

Cooking Equipment                Mississauga, Canada
                                 Freeland, Pennsylvania
                                 Fort Wayne, Indiana
                                 Aldershot, U.K.
                                 Sheffield, U.K.
                                 Moneteau, France

Frying Equipment                 Shreveport, Louisiana
                                 Sheffield, U.K.

Refrigeration Equipment          Mount Pleasant, Michigan
                                 Covington, Tennessee
                                 Moneteau, France
                                 Sheffield, U.K.

Ice Machines                     Fairfax, South Carolina
                                 Denver, Colorado
                                 Milan, Italy
                                 Castelfranco, Italy
                                 Bangkok, Thailand
                                 Shanghai, China

Air Purification and Ventilation Mississauga, Canada
 Equipment                       Rochester, U.K.
                                 Mount Pleasant, Michigan

Steam Equipment                  Concord, Canada
                                 Cleveland, Ohio
                                 Eglfing, Germany

Meal Preparation Systems         Nashville, Tennessee
                                 Mississauga, Canada
                                 Bremen, Germany

Warewashing Equipment            Barbourville, Kentucky


Beverage Systems                 Radevormwald, Germany
                                 Halesowen, U.K.

Food Preparation Products        Fort Wayne, Indiana
                                 Shreveport, Louisiana
                                 Port Gibson, Mississippi

  Customers

   The customer base for our global food service equipment group is primarily comprised of global quick service restaurant chain outlets and full service restaurants, as well as contract caterers, hotel chains, multinational supermarkets, leisure companies, beverage manufacturers, institutional customers such as hospitals and schools and large industrial companies. We do not typically have long term contracts with our customers. Rather, large chains frequently authorize specific food service equipment manufacturers as approved vendors for particular products and, thereafter, sales are made locally or regionally to end-customers via kitchen equipment suppliers or dealers. Many large quick service restaurant chains refurbish or expand a large number of outlets, or implement menu changes requiring investment in new equipment, over a short period of time. When this occurs, these customers often choose a small number of manufacturers whose approved products may or must be purchased by restaurant operators. We work closely with our customers to develop the products they need and also to become the approved vendors for these products. Although no single food service equipment customer accounted for over 5% of our Group's total net sales from continuing operations in Fiscal 2001, revenues from certain food service equipment customers slightly exceeded 5% of our food service equipment net sales.

  Distribution Channels

   We distribute our food service equipment products principally through third-party equipment dealers, kitchen equipment suppliers and distributors and our own distributor subsidiaries.

  Equipment Dealers

   Equipment dealers generally market food service equipment on a non-exclusive basis and may have showrooms, service personnel and facilities to fabricate kitchen work surfaces and storage units. We believe there are approximately 3,000 dealers in the U.S., with the top 100 dealers accounting for approximately 45% of all equipment sold. Approximately 45% of these dealers carry Enodis products. Dealers often belong to or are associated with one or more dealer "buying groups" that are created to combine the dealers' collective purchasing power in order to negotiate advantageous terms relating to pricing, rebates and advertising support. These agreements are typically one to two years in duration but do not guarantee any level of purchases. We estimate that the five largest such groups control approximately 26% of all food service equipment purchases in the United States. We have implemented an initiative that provides incentives for dealer buying groups to broaden the range of Enodis products they sell. We also train and provide technical product information to our approved dealers through a website created for this purpose.

  Kitchen Equipment Suppliers

   Kitchen equipment suppliers are dealers that serve a specific chain or a number of chains by coordinating their purchases of food service equipment and other items necessary to establish a new location or refurbish an existing location. The chain operator, who leaves the responsibility of securing and shipping the product to the kitchen equipment supplier, usually establishes product selection and pricing in advance with each of their preferred or approved equipment vendors.

  Distributors

   Distributors are similar to dealers, but they hold significantly higher levels of stock and align exclusively with manufacturers within specific product categories. Distributors sell both to end-customers and to dealers. They also provide value-added services such as marketing and after-sales service, including warranty administration. In the U.S., we use distributors primarily in our ice business.

  Sales and Marketing

  United States

   We primarily market our food service equipment products through a network of independent, commissioned sales representatives and sell to dealers and distributors. We also market our products directly through our relationships with customers, as we design improved products for them and through participation in trade shows and other industry conferences.

   Our network of sales representatives markets our products to end-customers, dealers, kitchen equipment suppliers, distributors and food industry consultants. Because industry consultants often have significant influence over the end-customer's purchasing decisions, we actively support the primary food service equipment consultants' industry association through sponsorship of its programs and events and by providing continuing education seminars for groups of consultants at our technology center.

   In the U.S., we carry out most of our marketing through our sales representatives. We recently restructured our sales representative network into 21 territories and selected representatives for each region. In 20 out of 21 territories, we endeavor to have a single representative handling our core line of products and brands on an exclusive or near exclusive basis. This structure allows us to focus training and incentives on a smaller number of representatives and we train and provide technical product information to our sales representatives at our technology center and through a website created for this purpose.

   To manage our sales representative network, we have organized the U.S. market into three sales regions, each headed by a commercial president. Each commercial president has responsibility for the sales results of six or seven representatives, supervises sales activities with dealers, distributors and end-customers, handles buying group requests and coordinates with food service equipment consultants. We also have a Global Accounts President who focuses on our large chain sales effort. We also have dedicated key account teams that focus on large global, national and regional customers. In addition, each operating company provides product and sales support to the marketplace.

  Europe and Canada

   Sales and marketing in Europe and Canada differ from the U.S., as there are fewer manufacturers' representatives and we rely to a great extent on the efforts of our company-owned master distributors in Canada and five key European countries: France, Germany, Italy, Spain and the United Kingdom. The sales and marketing activities of our master distributors are supported by our regional vice presidents. In Europe, we also sell products through our own sales force. The sales force works directly with end-customers to secure orders and to agree on custom-made product specifications. In most cases, unless end-customers require otherwise, products are distributed to the end-customer via a dealer. The sales force also sells to dealers in order to access the demand for commercial food equipment in the smaller independent sector.

  Rest of World

   Outside of North America and Europe, we generally use non-exclusive third-party master distributors to market our products. We have started to rationalize this network, concentrating more of our products with fewer distributors.

  Trade Shows and Other Activities

   We also participate in a variety of trade shows and exhibitions throughout the year where we present extensive displays of our product lines, including the annual National Restaurant Association show in the U.S., the biennial National Association of Food Equipment Manufacturers' show in the U.S., the biennial Hotelympia show in London and the biennial Expo Tour show in Milan.

   In addition, our website provides information about our food service equipment products and services and links to the websites of many of our individual brands and product lines.

  Customer Service

   Efficient global parts and service support is a prerequisite for doing business with global quick service restaurants. We have invested considerable resources over many years to select and train a network of authorized third party service agencies in order to provide service support to such global quick service restaurants. This effort was led primarily by Frymaster on the "hot" side and by Scotsman on the "cold" side. Since this network has been in place, these agencies have been trained to service further products in our range. In addition, we have access to a network of third party service agencies providing service to all our customers throughout the world, which we intend to rationalize through selection and training.

   Our operating companies and master distributors further support these service agencies with access to our technical and parts personnel, stocks of replacement parts at our plants and regionally at our master distributors, technical and parts manuals (some of which are now available on the Internet), and ongoing training both at our operating companies and in the field. We provide emergency technical support through some of our operating companies twenty-four hours a day, seven days a week to support key accounts and service partners.

   In addition, we have established a new position of Vice President-Global Service to align all our operating companies with the established global service network already in place. This executive is also responsible for building stronger partnerships with leading service agencies, and providing a much simpler interface with end-customers. Additionally, this executive will seek ways to more efficiently deliver parts to our global service network to minimize lead time in connection with product service.

  Seasonality

   Generally, sales of food service equipment have been strongest in the second half of our fiscal year (April through September). This is because new construction and installations by customers upgrading or replacing food service equipment occur mostly in the warm weather months in the Northern Hemisphere. In addition, schools usually renovate and replace food service equipment during the summer, when classes are not in session. We also sell more ice machines in the summer months.

  Competition

   The global food service equipment market is highly fragmented, although it is currently undergoing consolidation. Competition in the food service equipment industry is based primarily on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. Several of our competitors are divisions or subsidiaries of large, diversified companies. We believe the largest sellers of food service equipment worldwide are Enodis and Premark, a subsidiary of Illinois Tool Works. We believe that the top ten competitors in the industry comprise about one-third of all industry sales. Premark is an international competitor in most of our markets, and we also compete with United Technologies, Electrolux, Ali Group, Middleby Corporation, Manitowoc and Hoshizaki in certain product lines. Our other main competitors are either regional or are specialized companies that compete with us in particular product lines.

Food Retail Equipment

   Food retail equipment consists of equipment used to store and display food in retail food outlets such as supermarkets, convenience stores, specialty stores and retail chains. In Fiscal 2001, sales of food retail equipment were (Pounds)203.1 million, or approximately 22.5% of our net sales from continuing operations. Our food retail equipment business is conducted in North America, Australia and New Zealand. Sales of food retail equipment in North America constituted 81.7% of our total food retail equipment net sales from continuing operations.

  Our Product Groups

  Refrigerated Display Cases and Systems

   We design, manufacture and sell standard and customized refrigeration systems, as well as refrigerated self-serve cases, service deli cases and custom merchandisers in North America under the Kysor Warren brand. Our Kysor Warren operations have historically been focused in the south eastern U.S. and have relied on a small number of major supermarket and retail chain customers for the bulk of their sales. In addition, we have operations in major cities in Australia and New Zealand through our Austral Refrigeration subsidiary, which manufactures, services and installs refrigerated display cases and systems. These products are used to store and preserve food items such as meat, dairy, fish, cheese, produce, frozen foods and floral products. We sell these products under the brands Kysor Warren(R) and Austral(R). In Fiscal 2001, Kysor Warren and Austral generated, respectively, approximately 43% and 17% of revenues and approximately 20% and 6% of operating profit from continuing operations before goodwill amortization and exceptional items (and before allocation of corporate and group costs) for the food retail equipment group.

   Kysor Warren recently launched the E-line, a new line of display cases for the North American market. The new line incorporates more attractive styling, improved energy efficiency, powder paint technology and evaporator coil manufacturing. We believe the design and productivity improvements of the E-line, will reduce both costs of materials and the number of man-hours required to manufacture each unit. Austral Refrigeration recently launched the Millennium line for the Australian and New Zealand markets. The Millennium line incorporates similar features and technology as the E-line, but is generally smaller in scale to suit the Australian market.

  Walk-in Freezers and Coolers

   We design, manufacture and sell pre-fabricated cooler and freezer panels for use in the construction of refrigerated storage rooms, walk-in coolers and environmental systems in North America through our Kysor Panel Systems business, which we believe is one of the market leaders in its sector, with national sales and technical support capabilities. In 2001, Kysor Panel Systems commenced operations in Mexico. In Fiscal 2001, Kysor Panel generated approximately 33% of revenue and 40% of operating profit from continuing operations before goodwill amortization and exceptional items (and before allocation of corporate and group costs) for the food retail equipment group.

  Automated Donut Systems

   Through our Belshaw subsidiary, we manufacture and sell automated donut making machines. Belshaw makes a number of automated donut systems. The smaller units, which produce approximately 1,000 donuts per hour, are manufactured primarily for supermarkets. The larger units are manufactured primarily for commercial bakeries. We also manufacture and sell open kettle systems and glazing and decorating equipment for donuts. In Fiscal 2001, Belshaw generated approximately 7% of revenue and 34% of operating profit from continuing operations before goodwill amortization and exceptional items (and before allocation of corporate and group costs) for the food retail equipment group.

   The following table provides information on our product groups in our food retail equipment group, including the brands and product lines of each group and the location of the manufacturing facilities where we manufacture the products of each group.

Product Groups               Brands                          Product Lines                               Locations
--------------               ------                          -------------                               ---------
Refrigerated display cases   Kysor Warren, Delfield, Austral Standard and specialty refrigerated display Columbus, Georgia
                                                             merchandisers, refrigeration systems and    Glendenning, Australia
                                                             glass doors
Walk-in freezers and coolers Kysor Panel Systems             Pre-fabricated cooler and freezer panels    Fort Worth, Texas
                                                             for refrigerated storing rooms              Goodyear, Arizona
                                                                                                         Piney Flats, Tennessee
Automated donut systems      Belshaw                         Automated donut cooking systems             Seattle, Washington

  Customers

   The customer base for our food retail equipment group is primarily comprised of a small number of large retail and supermarket chains, food convenience stores, specialty food retailers and quick service restaurant chains. The largest customers in the industry generally enter into contracts for specific products with a small number of manufacturers. These contracts, which are typically one to three years in duration, usually contain detailed design specifications and are awarded through a competitive bidding process based primarily on price. Once a manufacturer is awarded a contract, it generally becomes a non-exclusive "approved supplier" of the particular product for the duration of the contract. Smaller customers often purchase food retail equipment on an individual basis. Although no single food retail equipment customer accounted for over 5% of our Group's total net sales from continuing operations in Fiscal 2001, Kysor Warren derives a substantial portion of its revenues from a small number of major supermarket and retail chains in North America. In addition, one of Kysor Warren's customers, a major U.S. discount retail chain, has recently filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

  Distribution Channels

   The majority of our food retail equipment is sold directly to end-customers through the direct sales force of each of our operating subsidiaries. The balance of our food retail equipment sales are made through third-party dealers.

  Sales and Marketing

   In our Kysor Panel Systems business, key account teams manage the customer relationships with the major quick service restaurant chains and supermarket chains. We also participate in a variety of trade shows and exhibitions throughout the year where we present extensive displays of our product lines, including the annual Food Marketing Institute show in the U.S., the annual Canadian Federation of Independent Grocers show in Canada, the annual National Association of Convenience Stores show in the U.S. and the Annual Retailer's Convention and Trade Show in Mexico.

   In addition, our website provides information about our food retail equipment products and services and links to the websites of many of our individual brands and product lines.

  Customer Service

   The food retail equipment industry requires after-market service support that provides parts and labor both during the warranty period and on an after-or out-of-warranty basis. We provide service for our Kysor Warren products through our 15 field service employees and for our Kysor Panel Systems products through a network of third party subcontractors and authorized service engineers. The warranty period for our food retail equipment is typically one year for parts and 90 days for labor. Our food retail equipment products have an average lifespan of seven to nine years. Because of this long lifespan, we also derive revenues from the refurbishment of previously sold units.

  Seasonality

   Sales of food retail equipment have been strongest in the second half of our fiscal year (April through September). This is because new store constructions and installations by customers upgrading or replacing food retail equipment occur mostly in warm weather months. In addition, most retail businesses seek to complete refurbishments before the end of November.

  Competition

   The food retail equipment market in North America is highly concentrated, with only a small number of vendors of food retail equipment in the United States. Competition in the food retail equipment industry is based primarily on price, although energy efficiency and product features also play a role. In addition to competing for sales, manufacturers of food retail equipment compete for contract awards for specific products, in order to become the approved supplier of these products to a particular customer over the contract period. We believe that recent significant consolidation in the global supermarket industry, which has resulted in a reduced number of large customers with significant buying power and fewer stores, has led to increased price competition in the industry. Kysor Panel Systems competes primarily with Crown-Tonka, and Kysor Warren competes primarily with: Hill/Phoenix, a division of Dover; Hussman, a division of Ingersoll Rand; and Tyler, a division of United Technologies. Kysor Warren also competes with several other regional competitors in the United States. Austral Refrigeration competes in Australia primarily with Frigerite, Sanyo, Hussman and Linde. Belshaw competes primarily with Hobart, as well as a variety of smaller companies.

  Real Property

   We currently hold approximately 100 acres of real estate located in Felsted and Coventry, England, of which approximately 90 acres is at Felsted. We have retained this land from former business operations because we believe it is more valuable when sold for development. We market the land to third parties for residential development and real estate investment. Prior to selling any portion of the land, we invest resources in resolving existing environmental issues relating to the plot. In addition, certain portions of the land at Felsted have already been allocated to uses for which we will receive no revenues, such as infrastructure needs and community uses. After accounting for such uses of the land, we have 50 acres remaining to be sold for development. We plan to sell this land over the next several years.

   Revenue on this land is only recognized when the land is sold. Accordingly, the property segment revenues may vary significantly from period to period. In Fiscal 2001, we generated 1.8% of our total net sales from continuing operations from property development activities.

Product Development

  Food Service Equipment

   Many restaurants, especially quick service restaurants, seek to differentiate their products by changing their menu and format. In addition, our end-customers need equipment upgrades that enable them to improve productivity, reduce labor costs, respond to enhanced hygiene requirements and reduce energy consumption. These changes often require customized cooking equipment. We believe product development is therefore critical to the success of our food service equipment business, because we must respond quickly to requests for new products or modifications to existing models. Product development is also important because the quality of food equipment is a primary factor in the customer's purchasing decision.

   In 1999, our product development group moved into our newly designed modern technology center in New Port Richey, Florida. This new facility contains computer assisted design platforms, a model shop for on-site development of prototypes, a laboratory for product testing and various display areas for new products, including a test kitchen for hands-on testing of new products with customers.

   At our technology center we work directly with our customers to provide customized solutions to meet their precise needs. When a customer requests a new or refined product from us, the engineering team designs, prototypes, tests, demonstrates, evaluates and refines that product in our technology center with the customer. We believe this rapid response to specific customer demands for product-specific applications and customization increases the loyalty of our existing customers and enhances our ability to attract new ones. We currently have a number of projects under development with leading customers.

   In addition, our technology center works together with the new product development teams at our operating companies so that our new products incorporate our product expertise and technological resources.

   In addition to the engineers working in our technology center, we also have approximately 330 employees involved in new product development at the operating company level.

   The following table provides information on some of our recently developed products:

Subsidiary  Product                          Description
----------  -------                          -----------

Delfield    Dual View Display Case           Allows simultaneous display of refrigerated and
                                             dry merchandise.

            Nordic Zone Cold Food Bar        Five stage refrigeration unit allowing multi-
                                             product display.

                                             Flexible two section blast chiller.

Garland     Induction Unit                   Compact tabletop unit that uses induction
                                             technology to transfer heat to pan and not
                                             surrounding air.

            Mealstream Series Five           Fully programmable, extra capacity
                                             combination oven to accommodate high volume
                                             catering.

Jackson     Horizon Services Dishwashers     Compact water and energy efficient dishwasher.

Lincoln     Insta Slice Vegetable User       Quick cutting one-stroke vegetable slicer.

            E-Flow Brand Ovens               Multi-size ovens ranging from countertop to
                                             high capacity models.

            Merco 2-Fried Food Holding Unit  Provides precise warming for individual items.

Merrychef   Mealstream Series                Innovative range of combination microwave
                                             ovens allowing chefs to regenerate multi-portion
                                             dishes.

Vent Master Reactocell                       Treats contaminated air with high efficiency
                                             pre-filters and ultraviolet enhanced oxidation
                                             technology.

Convotherm  Plus 2 Range                     Upgraded steam combination ovens with de-
                                             condensation and manual moisturizing systems,
                                             a serial interface and improved aesthetics.

Scotsman    Touch Free(TM) Automatic Ice and Dispenses ice and water without physical
            Water Dispensers                 contact.

  Food Retail Equipment

   In the food retail equipment group, Kysor Warren, Austral Refrigeration and Belshaw have laboratories located within their facilities, where new product development is conducted. We recently launched two new product lines--the E-line and the Millennium line. See "--Food Retail Equipment--Our Product Groups--Refrigerated Display Cases and Systems."

Production Materials

   The primary materials used in the production of our products are high quality stainless steel, galvanized steel, urethane insulating foam, compressors, evaporation coils, electronic controls and other electrical and refrigeration components. As one of the largest companies in the commercial food equipment industry, we purchase many of these materials in large quantities and are, therefore, often able to negotiate favorable prices from suppliers.

   We purchase stainless steel in various sheet sizes, which is either sheared into blanks, or, more frequently, is delivered directly to computer controlled turret punch presses or lasers for cutting. We purchase generic steel primarily from Ryerson Tull, pursuant to a two year agreement, which expires December 31, 2003. The agreement provides for firm prices through December 2002 and provides incentives for us to maximize our steel purchases from this supplier.

   BASF Corporation supplies urethane foam to the majority of the Enodis group pursuant to a three-year agreement, which expires on March 31, 2004. The agreement provides for firm prices through March 31, 2002.

   Other components of significance include electric motors, copper and aluminum refrigeration coils, heating elements, compressors, thermostats, gas regulators, and various types of analogue, digital, and programmable computer controls, which we purchase from various suppliers.

Intellectual Property

   We use a combination of trade secret and trademark laws and other contractual and technical measures to protect our proprietary rights. We have filed and have been granted a variety of patents in the U.S. and in other countries. Several of our products, such as the Lincoln(R) air impingement conveyor ovens, use patents, know-how and other intellectual properties licensed from third parties. Our patents in the food equipment business generally relate to operating features of our products that may be functionally duplicated by competitors, and some of our intellectual property rights (including those licensed from third parties), are due to expire in the near term. Although we believe that our patents give us a cumulative advantage, no material portion of our business depends on any one patent. Consequently, we do not believe that our food equipment business would be adversely affected by the expiration or invalidity of any one of our patents or by the termination of any one license arrangement. We have registered trademarks to protect our brand names in the U.S., the U.K. and many other countries where we sell branded products.

Subsidiaries

   We currently have over 130 subsidiaries, all but a few of which are wholly-owned, directly or indirectly. Our largest subsidiaries are Enodis Corporation, which owns Scotsman Industries, Inc., Aladdin Temp-Rite LLC, Lincoln Foodservice Products, Inc., Cleveland Range, Inc., Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Company, Jackson MSC Inc. and Belshaw Bros., Inc., among others. Scotsman Industries, Inc. owns The Delfield Company and Kysor Industrial Corporation, among others.

   Our significant subsidiaries are listed in Exhibit 8.1 to this report, which shows their jurisdiction of incorporation or formation and our own ownership interest in them.

Property, Plant and Equipment

   Following the closure of five plants in Fiscal 2001 as part of our rationalization efforts, we currently have over 30 manufacturing facilities located in nine countries. We believe our manufacturing facilities meet the standards of our customers around the world. Our facilities are integrated manufacturing units which, with few exceptions, purchase only those components that are outside their competence to produce.

   Our manufacturing process aims to increase production efficiency by minimizing set-up time and scrap and reducing the number of sheet steel sizes that are kept in inventory. We conduct metal fabrication, finishing, sub-assembly and assembly operations at our manufacturing facilities. At individual locations we have installed numerically controlled turret presses, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems, product testing and quality assurance measurement devices and other equipment. We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate.

   Most food service equipment products are built to order, usually with lead times of one to three weeks. We also build certain standard models with high stock turnover in order to provide quick shipment and stable production flows. We have food service equipment manufacturing facilities in the U.S., the U.K., Canada, Germany, Italy, China and Thailand.

   In the food retail equipment group almost all of our products are built to order. The lead time for manufacturing is approximately five to six weeks. Kysor Warren has a manufacturing facility located in Columbus, Georgia; Kysor Panel Systems has manufacturing facilities located in Fort Worth, Texas, Goodyear, Arizona and Piney Flats, Tennessee; Austral Refrigeration has a facility in Glendenning, Australia; and Belshaw has a facility located in Seattle, Washington.

   As of December 29, 2001, we owned or leased 44 commercial properties in the U.S., the U.K., Europe, Canada, Australia and Thailand, including corporate offices in London, our technology center and operations head office in New Port Richey, Florida, manufacturing plants and warehouses. Each property is appropriately insured, in accordance with the respective leases, where applicable.

   Our principal executive office is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, United Kingdom. The following table contains information describing the Group's principal operational real properties.

                                                                Approximate                                 Owned/
Location                                Principal Use           Square Feet        Products Produced        Leased
--------                      --------------------------------- ----------- ------------------------------- ------
Washington House,
 40-41 Conduit Street,
 London U.K.................. Executive office                      4,589   --                              Leased
2227 Welbilt Boulevard
 New Port Richey, FL, U.S.... Technology Center and office         42,000   --                               Owned
Goodyear, AZ, U.S............ Manufacturing plant and office       50,000   Walk-in coolers and freezers    Leased
                              Manufacturing plant, engineering,
Denver, CO, U.S.............. facilities and office               168,000   Ice machines                     Owned(1)
Columbus, GA, U.S............ Manufacturing plant and office      300,000   Refrigerated display cases       Owned
Columbus, GA, U.S............ Manufacturing plant and office      140,000   Refrigeration systems            Owned
Conyers, GA, U.S............. Manufacturing plant                 411,000   Vacant                           Owned
Vernon Hills, IL, U.S........ Office                               15,000   --                              Leased
                                                                            Conveyer ovens, rotisseries and
Fort Wayne, IN, U.S.......... Manufacturing plant and office      358,000   kitchenware                     Leased
Corbin, KY, U.S.............. Warehouse                            19,550   Dishwashers                     Leased
Barbourville, KY, U.S........ Manufacturing plant, office, land   115,000   Dishwashers                      Owned
                                                                  249,000   Fryers                           Owned
Shreveport, LA, U.S.......... Manufacturing plant, engineering     91,000   Vacant                           Owned
                              facilities and office               135,054   Non-fryer products               Owned
Mt. Pleasant, MI, U.S........ Manufacturing plant and office      330,000   Food preparation                 Owned(2)
Port Gibson, MS, U.S......... Manufacturing plant and office      120,000   Plastic tableware                Owned
                                                                            Steam cooking equipment and
Cleveland, OH, U.S........... Manufacturing plant and office       97,600   cookchill                        Owned(3)
Portland, OR, U.S............ Manufacturing plant                  84,000   Vacant                           Owned
Freeland, PA, U.S............ Manufacturing plant and office      225,000   Ovens and ranges                 Owned
Fairfax, SC, U.S............. Manufacturing plant and warehouse   360,000   Ice machines                     Owned(4)
                                                                            Food preparation and storage
Covington, TN, U.S........... Manufacturing plant and office      188,000   equipment                        Owned(5)
Nashville, TN, U.S........... Manufacturing plant and office       90,000   Meal delivery systems           Leased
Nashville, TN, U.S........... Warehouse                           108,000   Meal delivery systems           Leased
Nashville, TN, U.S........... Office                                5,000   --                              Leased
Piney Flats, TN, U.S......... Manufacturing plant and office      110,000   Walk-in coolers and freezers    Leased
Fort Worth, TX, U.S.......... Manufacturing plant and office      118,000   Walk-in coolers and freezers     Owned
Fort Worth, TX, U.S.......... Office                                5,000   --                              Leased
Dallas, TX, U.S.............. Manufacturing plant and office      170,000   Vacant                          Leased(6)
Seattle, WA, U.S............. Manufacturing plant and office       71,000   Donut making equipment           Owned
Glendenning N.S.W., Australia Manufacturing plant and office      154,000   Refrigerated display cases       Owned
Concord, Ontario, Canada..... Manufacturing plant and office      116,000   Steam cookers and cook-chill    Leased
                              Manufacturing plant and office      155,000   Ovens and ranges                Leased
Mississauga, Ontario, Canada. Manufacturing plant and office       35,000   Ventilation equipment           Leased
Shanghai, China.............. Manufacturing plant and office       17,000   Ice machines                    Leased
Moneteau, France............. Manufacturing plant and office      100,000   Cooking equipment               Leased
Bremen, Germany.............. Office and warehouse                 34,000   Meal delivery systems           Leased
                              Manufacturing plant, office and
Eglfing, Germany............. warehouse                           130,000   Combination ovens               Leased
Radevormwald, Germany........ Manufacturing plant and office       35,000   Beverage systems                Leased
Castelfranco, Italy.......... Manufacturing plant and office      242,000   Ice machines                     Owned
                              Manufacturing plant, warehouse
Milan, Italy................. and office                          150,000   Ice machines                    Leased
Bangkok, Thailand............ Manufacturing plant and office       45,000   Ice machines                    Leased
Aldershot, U.K............... Manufacturing plant and office       20,000   Microwave ovens                 Leased
Halesowen, U.K............... Manufacturing plant and office       84,000   Beverage systems                Leased
Rochester, U.K............... Manufacturing plant and office       27,000   Ventilation systems             Leased
                                                                            Ovens, ranges and refrigeration
Sheffield, U.K............... Manufacturing plant and office      100,000   products                        Leased

--------
   (1) Subject to industrial revenue bond financing in the aggregate principal amount of $4.1 million due in 2007.
   (2) Subject to a security interest in equipment granted pursuant to a Loan Agreement, dated as of August 1, 1983, between The Delfield Company and The Economic Development Corporation of the County of Isabella. The loan and security interest expire in 2003.

   (3) Subject to a mortgage on a portion of the land and building in an original aggregate principal amount of $500,000 to secure our obligations under our Loan Agreement with the City of Cleveland.
   (4) Subject to industrial revenue bond financing in the aggregate principal amount of $9.3 million due in 2020.
   (5) Subject to industrial revenue bond financing in the aggregate principal amount of $3.2 million due in 2006. When the bonds are repaid, the property will be conveyed to us.
   (6) Approximately 33,000 square feet sublet to a shoe company. We occupy only 59,000 square feet, and all but the 33,000 square feet sublet to the shoe company is available for sublet.

   For information concerning our rental expenses and commitments under operating leases, see Note 27 to our consolidated financial statements included elsewhere in this report. We believe our properties are generally suitable and adequate for the purposes for which they are intended.

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

   For information concerning our rental expenses and commitments under operating leases, see Note 27 to our consolidated financial statements.

   In addition to the above properties, we have agreed to lease certain other non-operational properties (including four former Magnet properties for which the Group assumed liability at the time of the sale of our former building and consumer products division). The aggregate rents payable under these non-operational leases amount to (Pounds)2.7 million per annum, and rents currently receivable amount to (Pounds)1.4 million per annum. Provision has been made of an amount that is considered appropriate to cover potential liability under these leases.

Environmental Matters

   Our products and operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state, and local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management of hazardous materials, and the cleanup of contaminated sites. Thus, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and costs arising from third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. Currently, we do not expect the costs of compliance with these requirements to have a material adverse effect on our business, results of operations or financial condition.

   Some of our subsidiaries have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the cleanup of hazardous waste sites. Under these laws, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. In the past, however, our actual liability has typically been immaterial. We do not believe that any liability which might be imposed on us in connection with any known hazardous waste previously used by our subsidiaries, either individually or in the aggregate, will have a material adverse effect upon our business or financial condition.

Item 5. Operating and Financial Review and Prospects

   The following is a discussion of our results of operations for, and financial condition as at the end of, the 53 week period ended September 30, 1999 ("Fiscal 1999"), the 52 week period ended September 30, 2000 ("Fiscal 2000"), and the 52 week period ended September 29, 2001 ("Fiscal 2001"). You should read this discussion in conjunction with the sections entitled "Item 3. Key Information--Risk Factors," "Item 3. Key Information--Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

   We have prepared our financial statements in accordance with U.K. GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. In Fiscal 2000 we also prepared consolidated financial statements in accordance with U.S. GAAP, which we filed with the SEC on this form. However, since that time we have changed the format of the financial statements that we will file with the SEC to follow U.K. GAAP and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. Accordingly, the audited financial statements included in this annual report have been prepared in accordance with U.K. GAAP and include a reconciliation to U.S. GAAP. Reconciliations of the material differences in our consolidated financial statements to U.S. GAAP are set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report.

Overview

   We believe we are one of the leading manufacturers and distributors of food service equipment globally. We believe that we offer one of the broadest lines of commercial food equipment products in our industry, including both "warm" and "cold" side products. We own a portfolio of over 30 brands, many with leadership positions in their respective markets. We also have a technology center at our global operational headquarters in New Port Richey, Florida, that we believe is one of the most advanced in our industry. This facility enables us to offer our customers an array of advanced product development services.

  Principal Profit and Loss Account Items

   Turnover (Net Sales). Turnover is comprised of gross sales to third parties, including shipping and handling fees, less allowances for sales returns, rebates, discounts and other items. We recognize sales upon shipment of goods to customers. Our principal source of turnover is sales of food service equipment, which comprised 75.7% of our net sales from continuing operations in Fiscal 2001 (55.2% in North America and 20.5% in Europe and rest of world). Sales of food retail equipment comprised 22.5% of our turnover from continuing operations. Finally, sales of property comprised 1.8% of our turnover from continuing operations.

   Operating Profit from Continuing Operations. Operating profit from continuing operations represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs and other operating expenses. Costs of sales includes raw material components, direct labor costs, fixed and variable overhead costs, depreciation and amortization attributable to production and sales and marketing costs. Administrative expenses include research and development on new products, bad debt provisions, depreciation and rent on administrative building and professional fees.

  Significant Factors Affecting Results of Operations

  Acquisitions, Divestitures and the New Financing Arrangements

   During the three years ended September 29, 2001, we have made a number of acquisitions in order to expand our product range and global coverage. These acquisitions have affected our results of operations during the periods under review:

    . In August 1999, we acquired Scotsman Industries, Inc., a U.S. food equipment manufacturer, for approximately (Pounds)254 million plus assumed debt of approximately (Pounds)225 million;

    . In November 2000, we acquired Jackson MSC Inc., a U.S. manufacturer of dishwashers and ovens, for approximately $36.2 million (approximately (Pounds)25.0 million); and

    . In June 2000, we acquired Merrychef Holdings Limited, a U.K. manufacturer of commercial microwaves and combination microwave/convection ovens, for approximately (Pounds)16.7 million. See "Item 4. Information on the Company--Our History and Recent Acquisitions."

   We are currently seeking to divest non-core assets and eliminate non-core products, brands and models, in order to focus on our core competencies. In January 2001, we decided to sell our former building and consumer products division. In June 2001, we completed the sale of the building and consumer products division for gross cash proceeds of (Pounds)114 million and a loan receivable of (Pounds)20 million. Consequently, the results of operations for the building and consumer products division are presented as discontinued operations in our financial statements. In September 2001, we completed the sale of Scotsman Response Limited, a technical service provider to the U.K. beverage industry. We are currently evaluating our remaining businesses with the goal of divesting additional non-core businesses. See "Item 4. Information on the Company--Our Operating Strategy." Divestiture of these businesses may take longer than expected, and may not occur at all, due to current market conditions.

   We incurred or assumed substantial debt in order to finance our acquisitions. A portion of this debt has been repaid with the proceeds of our recent divestitures. Our net debt (total debt less cash and cash equivalents) reached (Pounds)434.2 million at the end of Fiscal 2000, but was reduced to (Pounds)365.9 million at the end of Fiscal 2001, principally as a result of the sale of our building and consumer products division in June 2001.

   In March 2001, we established a medium-term, senior credit facility to refinance our prior bank debt. As a result of these financing arrangements, we wrote off unamortized costs associated with our previous credit facility.

  Strategic Review and Restructuring

   In Fiscal 2001, we conducted a detailed review of our strategic options, including a review of our operating strategy and consideration of a possible sale of our entire business. We also entered into preliminary discussions and negotiations with selected third parties. Upon completion of that process, we concluded that our current strategy remains appropriate. In connection with the review, we incurred (Pounds)8.5 million of professional fees and other expenses.

   Also during Fiscal 2001, there was a general market decline in the food equipment industry, primarily resulting from a slowdown in the U.S. and European economies. In addition, the events of September 11, 2001, added uncertainty to the outlook for the food equipment industry, and we anticipate the industry downturn will continue through at least the end of Fiscal 2002. Leading restaurant chains have curtailed new store openings and refurbishment programs, and many independent restaurant and hotel operators have delayed new openings and non-essential replacement of equipment. This industry downturn, coupled with our already significant debt burden, has required us to restructure and refocus our business.

   In March 2001, we announced a restructuring program with the objective of removing excess capacity and improving production efficiency throughout our operations. We implemented cost control measures through headcount reduction and discretionary cost control and manufacturing plant restructuring. These initiatives have so far resulted in a total headcount reduction of approximately 870 people and the closure of five plants and significantly reduced fixed, headcount and discretionary costs in the second half of Fiscal 2001. These cost savings, together with the benefit of increased volume due to seasonality, contributed to an improvement in operating margins in our global food service equipment group, from 10.0% in the first half of Fiscal 2001 to 13.3% in the second half of Fiscal 2001. The full year impact of the fixed and headcount cost saving measures will be recognized in Fiscal 2002. In connection with this restructuring program, we recognized (Pounds)33.1 million of exceptional restructuring charges in Fiscal 2001, primarily related to employee terminations, plant closure costs and asset writedowns. Of such amounts, (Pounds)14.5 million were cash payments made in Fiscal 2001, with a further (Pounds)8.5 million expected cash outlay in Fiscal 2002. The remaining (Pounds)10.1 million represented non-cash charges.

   We have implemented further cost-cutting initiatives, including strategic headcount reductions, reductions in discretionary spending, additional group purchasing savings and a range of cost reduction initiatives in our European operations. We have targeted additional cost savings of approximately
(Pounds)10 million in Fiscal 2002. We estimate that we will recognize approximately (Pounds)6 million of exceptional restructuring charges in Fiscal 2002 relating to these actions. See "--Current Financial and Trend Information."

  Customer Orders

   Major chain customers of our global food service equipment group from time to time upgrade their equipment in a large number of outlets over a short period of time or require the rapid development and deployment of new products for the preparation of new menu additions. This results in a significant increase in our revenues over that period followed by a decrease in revenues until the next replacement cycle or menu addition. Furthermore, reductions in purchases by large customers for any reason, including due to downturns in the economy or decisions by them to cut back on expansion, could result in reduced revenues to us and significant fluctuations in our operating results.

  Amortization and Impairment of Goodwill

   Goodwill arising from acquisitions is amortized on a straight-line over its estimated useful life, 20 years. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against the provision for that period. Goodwill previously taken into reserves is charged in the profit and loss account when the related business is sold. In Fiscal 2001, we recognized an exceptional charge of (Pounds)100 million relating to the writedown of the carrying value of goodwill associated with the Scotsman acquisition. The writedown resulted from our reassessment of the value of goodwill in light of the downturn in the U.S. economy.

   We are currently reviewing the operations of Kysor Warren, part of our food retail equipment group, with the objective of improving its operating performance. From its acquisition in 1999 to the end of Fiscal 2001, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortization). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for the first quarter of Fiscal 2002 showed a small operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired, resulting in an exceptional non-cash charge. Such an impairment, if any, cannot be reasonably estimated at this time. As of December 29, 2001, the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

  Foreign Exchange Effects

   Because we have significant capital employed in our non-U.K. operations (primarily the U.S.), our results of operations, which are reported in pounds sterling, can be affected by movements in foreign exchange rates between pounds sterling and various currencies, primarily the U.S. dollar. The average exchange rate for pounds sterling in U.S. dollars in Fiscal 2001 was $1.44, as compared to $1.55 in Fiscal 2000 and $1.62 in Fiscal 1999.

  Real Property Sales

   During Fiscal 2001, we sold some of our real property assets as part of our strategy to divest non-core assets. Future revenues from sales of real property will depend on the nature and size of the properties sold, as well as the timing of disposals, which are determined by management based on market and other considerations.

As of September 29, 2001, we held properties with an aggregate historical cost basis of (Pounds)11.3 million. As we continue to sell our remaining real property assets, we expect revenue from property sales to decline in future years.

  Warranty Provisions

   Warranty provisions are estimated by reference to historic product failure rates, estimated unit cost of product repair and the contracted warranty period. We accrue for the estimated cost of warranty coverage and any returns at the time the sale is recorded. For new products, the warranty provision is typically calculated by reference to the historic failure rates and unit cost of production of similar products. Differences arise between the actual and estimated product warranty costs where unexpected product or component failures occur.

The New Financing Arrangements

   We have commenced a rights offering, pursuant to which qualifying existing shareholders will be granted pre-emptive rights to subscribe for up to 150,861,463 of our ordinary shares at a price of (Pounds)0.50 per share. In connection with the rights offering, we have entered into a rights issue underwriting agreement with Credit Suisse First Boston Equities Limited, as underwriter, under which the underwriter will subscribe for and take up, or procure persons to subscribe for and take up, the rights to purchase ordinary shares that are not taken up by our shareholders, pursuant to the terms of the rights offering. Completion of the rights offering is subject to certain conditions, including approval by our shareholders. Accordingly, if shareholder approval is obtained and other conditions are satisfied, we will be unconditionally obligated to issue the rights and absent any termination by the underwriter, the underwriter for the rights offering will be unconditionally obligated to subscribe for and take up any rights that are not taken up by our shareholders. The rights, and the ordinary shares issuable upon exercise thereof, will not be registered under the U.S. Securities Act of 1933, as amended. Accordingly, the rights offering is not being made in the United States or to U.S. persons, except pursuant to an exemption under such Act.

   The rights offering is part of a refinancing (the "new financing arrangements") of the senior secured credit facilities entered into in March 2001. We had (Pounds)387.5 million outstanding under the facilities on September 29, 2001. We have entered into agreements with Credit Suisse First Boston and The Royal Bank of Scotland plc that replace the March 2001 senior credit facility and comprise the following:

    . a bridge facility in the amount of (Pounds)150 million all of which has been drawn;

    .  a term loan in the amount of $370 million all of which has been drawn;
       and

    . a revolving credit facility in the amount of $85 million, none of which has been drawn.

   The Company intends to repay the bridge facility referred to above through:

    .  the net proceeds of the rights offering; and

    . the net proceeds of a proposed offering of approximately (Pounds)100 million of long term fixed rate notes.

   The net proceeds from the rights offering and the issue of the notes will be used to repay senior debt.

   We currently expect the last date for acceptance of the rights offering to be on or about April 8, 2002. We expect to close the note offering as soon as practicable, but prior to the last date for acceptance of the rights offering, subject to market conditions. If the rights offering does not proceed for any reason, there can be no guarantee that we will be able to issue the notes and, if we can, it may be on terms that are materially different from those that could have been achieved if we had completed the rights offering. If either or both the rights offering or the offering of the notes does not proceed for any reason, all or a portion of the bridge loan will remain outstanding. The bridge loan has a final maturity date in February 2012.

   Fees and expenses associated with the rights offering are expected to total approximately (Pounds)3.6 million, which will be written off against the share premium account. Fees and expenses relating to the bridge facility, term loan and revolving credit facility as well as the proposed offering of notes are expected to total approximately (Pounds)13.9 million; these fees and expenses will be capitalized and amortized over the life of the related debt. In addition, fees associated with the unwinding of our previous financing arrangements of (Pounds)2.5 million will be charged as an exceptional item in the second quarter of Fiscal 2002.

Results of Continuing Operations

   During Fiscal 2000, our operations were reported as two segments: Food Equipment and Other. During Fiscal 2001, in order to more efficiently manage our operations and to make more of our product line available to customers, we reorganized our reportable segments into the following groups: Food Service Equipment--North America, Food Service Equipment--Europe and Rest of World, Food Retail Equipment, Building and Consumer Products, Property and Corporate. Accordingly, data for each of the periods presented has been restated to reflect this change. During Fiscal 2001, we sold our building and consumer products division, and accordingly, the data for each period presented has been restated to reflect the building and consumer products division as a discontinued operation for all periods presented and the discussion below focuses on the continuing operations of the group. Subsequent to Fiscal 2001, as part of our restructuring, we have combined Food Service Equipment--North America and Food Service Equipment--Rest of World, and they are now managed as one Global Food Service Equipment group.

   The following table sets forth the components of our consolidated profit and loss accounts, as presented in our consolidated historical financial statements included elsewhere in this annual report, and as a percentage of turnover (net sales) of our continuing operations for Fiscal 1999, Fiscal 2000 and Fiscal 2001.

                                                     Fiscal year ended
                                                     -----------------
                                October 2,            September 30,               September 29,
                                   1999                      2000                     2001
                          --------------------   ----------------------      ---------------------
                                             (in millions, except percentages)
Turnover (net sales)
 from continuing
 operations:
 Global Food Service
   Equipment............. (Pounds)447.9   91.3%  (Pounds)665.1       73.5%    (Pounds)684.1   75.7%
 Food Retail Equipment...          41.8    8.5%          219.4       24.3%            203.1   22.5%
 Property................           1.0    0.2%           19.9        2.2%             16.6    1.8%
                          -------------  -----   -------------    -------    --------------  -----
   Total turnover from
    continuing
    operations...........         490.7  100.0%          904.4      100.0%            903.8  100.0%
Operating profit/(loss)
 from continuing
 operations before
 goodwill amortization
 and exceptional items:
 Global Food Service
   Equipment.............          61.3   12.5%           88.9        9.8%             80.3    8.9%
 Food Retail Equipment...           5.3    1.1%           22.6        2.5%             10.4    1.1%
 Property................           0.2     --             8.4        0.9%              9.0    1.0%
 Corporate costs.........          (6.2)  (1.2%)          (7.3)      (0.7%)            (8.9)  (1.0%)
                          -------------  -----   -------------    -------    --------------  -----
   Total operating
    profit/(loss) from
    continuing
    operations before
    goodwill
    amortization and
    exceptional items....          60.6   12.4%          112.6       12.5%             90.8   10.0%
Operating exceptional
 items...................          (6.0)  (1.2%)            --         --            (167.5) (18.5%)
Goodwill amortization....          (2.7)  (0.6%)         (21.4)      (2.4%)           (23.0)  (2.5%)
                          -------------  -----   -------------    -------    --------------  -----
Operating profit/(loss)
 from continuing
 operations..............          51.9   10.6%           91.2       10.1%            (99.7) (11.0%)
Operating profit from
 discontinued operations.          24.0    4.9%           27.1        3.0%              9.1    1.0%
Profit on disposal of
 businesses and
 property fixed assets...           4.1    0.8%            3.0        0.3%             23.5    2.6%
Net interest payable
 and similar charges.....         (13.3)  (2.7%)         (37.5)      (4.1%)           (41.9)  (4.7%)
                          -------------  -----   -------------    -------    --------------  -----
Profit/(loss) on
 ordinary activities
 before taxation.........          66.7   13.6%           83.8        9.3%           (109.0) (12.1%)
Tax on profit/(loss) on
 ordinary activities.....          (5.9)  (1.2%)         (14.2)      (1.6%)            (6.6)  (0.7%)
                          -------------  -----   -------------    -------    --------------  -----
Equity minority interest.            --     --            (0.3)        --              (0.3)    --
                          -------------  -----   -------------    -------    --------------  -----
Profit/(loss) for the
 period..................  (Pounds)60.8   12.4%   (Pounds)69.3        7.7%   ((Pounds)115.9) (12.8)%
                          =============  =====   =============    =======    ==============  =====

  Fiscal 2001 Compared to Fiscal 2000

  Turnover (Net Sales) from Continuing Operations

   Total turnover from continuing operations decreased by (Pounds)0.6 million, or 0.1%, to (Pounds)903.8 million in Fiscal 2001 from (Pounds)904.4 million in Fiscal 2000.

   Global Food Service Equipment. The following table sets forth a summary of our turnover (net sales) from our global food service equipment group.

                                        Fiscal 2000          Fiscal 2001           Change
                                    -------------------  -------------------  ----------------
                                                 (in millions, except percentages)
North America...................... (Pounds)487.0  73.2% (Pounds)498.7  72.9% (Pounds)11.7 2.4%
Europe & Rest of World.............         178.1  26.8%         185.4  27.1%          7.3 4.1%
                                    ------------- -----  ------------- -----  ------------ ---
Total Global Food Service Equipment (Pounds)665.1 100.0% (Pounds)684.1 100.0% (Pounds)19.0 2.9%
                                    ============= =====  ============= =====  ============ ===

   Turnover increased by (Pounds)19.0 million, or 2.9%, to (Pounds)684.1 million in Fiscal 2001 from (Pounds)665.1 million in Fiscal 2000.

   Turnover from our North America operations increased by (Pounds)11.7 million, or 2.4%, to (Pounds)498.7 million in Fiscal 2001 from (Pounds)487.0 million in Fiscal 2000. The increase reflected both the effects of positive foreign exchange movements of approximately (Pounds)33.1 million due to the strength of the dollar against pounds sterling and additional revenues of (Pounds)22.1 million attributable to the acquisition of the Jackson business in First Quarter 2001. These increases were substantially offset by a decline in comparable sales of approximately (Pounds)43.5 million, or 8.9%, reflecting the general downturn in the North American food service equipment market.

   Turnover from Europe and the rest of the world increased by (Pounds)7.3 million, or 4.1%, to (Pounds)185.4 million in Fiscal 2001 from (Pounds)178.1 million in Fiscal 2000. This resulted primarily from an increase of approximately (Pounds)8.6 million attributable to a full year of sales from Fiscal 2000 acquisitions, primarily the Merrychef business and the effects of positive foreign exchange movements of approximately (Pounds)100,000. These increases were offset in part by a decrease in comparable sales of approximately (Pounds)1.4 million, or 1.2%, which was primarily the result of weakening performance in the German market and in the U.K. beverage business.

   Food Retail Equipment. Turnover decreased by (Pounds)16.3 million, or 7.4%, to (Pounds)203.1 million in Fiscal 2001 from (Pounds)219.4 million in Fiscal 2000. This was due to decreases in comparable sales of approximately (Pounds)25.4 million, or 11.6%, attributable to decreased sales levels at Kysor Warren, offset in part by positive foreign exchange movements of approximately (Pounds)9.1 million. Kysor Warren, which accounted for over 41% of sales in the food retail group, suffered from a challenging market environment characterized by continuing consolidation of key U.S. supermarket chains and a resulting slowdown in new store openings. In addition, sales from our Austral subsidiary declined after sales increases in the prior year associated with preparations for the Olympic games in Sydney.

   Property. Sales of property assets decreased by (Pounds)3.3 million, to (Pounds)16.6 million in Fiscal 2001 from (Pounds)19.9 million in Fiscal 2000. Revenue on property sales is recognized only when land is sold.

  Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

   Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)21.8 million, or 19.4%, to (Pounds)90.8 million in Fiscal 2001 from (Pounds)112.6 million in Fiscal 2000. The decrease reflected decreases in operating profit from continuing operations before goodwill amortization and exceptional items in our food service equipment and food retail equipment business and increased corporate costs, offset in part by increased profit from property sales.

   Global Food Service Equipment. The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items from our global food service equipment group.

                                        Fiscal 2000         Fiscal 2001            Change
                                        -----------         -----------            ------
                                                  (in millions, except percentages)
North America...................... (Pounds)66.3  74.6% (Pounds)62.6  78.0% (Pounds)(3.7)  (5.6%)
Europe & Rest of World.............         22.6  25.4%         17.7  22.0%         (4.9) (21.7%)
                                    ------------ ------ ------------ ------ ------------- -------
Total Global Food Service Equipment (Pounds)88.9 100.0% (Pounds)80.3 100.0% (Pounds)(8.6)  (9.7%)
                                    ============ ====== ============ ====== ============= =======

   Operating profit from continuing operations before goodwill amortization and exceptional items decreased (Pounds)8.6 million, or 9.7%, to (Pounds)80.3 million in Fiscal 2001 from (Pounds)88.9 million in Fiscal 2000.

   Operating profit from continuing operations before goodwill amortization and exceptional items in North America decreased by (Pounds)3.7 million, or 5.6%, to (Pounds)62.6 million in Fiscal 2001 from (Pounds)66.3 million in Fiscal 2000.

Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from North America decreased by 1.0% to 12.6% in Fiscal 2001 from 13.6% in Fiscal 2000, primarily because fixed costs did not decline at the same rate as sales volumes. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately (Pounds)9.6 million from Fiscal 2000, primarily due to sales volume decreases described above and inflationary cost increases that were partially offset by the benefit of costs savings achieved through the implementation of restructuring programs in the second half of Fiscal 2001. The decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales was partially offset by additional profits of approximately (Pounds)2.0 million attributable to the acquisition of the Jackson business in the first quarter of Fiscal 2001, as well as the effects of favorable foreign exchange movements of approximately (Pounds)3.9 million.

   Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and the rest of the world decreased by (Pounds)4.9 million, or 21.7%, to (Pounds)17.7 million in Fiscal 2001 from (Pounds)22.6 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from Europe and the rest of the world decreased by 3.2% to 9.5% in Fiscal 2001 from 12.7% in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately (Pounds)6.3 million from Fiscal 2000, principally due to lower volumes and margins at our beverage businesses and losses at Scotsman Response Limited (approximately (Pounds)1.3 million). Other factors contributing to the decline in operating profit from continuing operations before goodwill amortization and exceptional items included lower margins at our distribution companies in Canada and Europe due to the effects of the strong U.S. dollar on products imported from the United States. This was partially offset by cost savings achieved through the restructuring programs implemented in the second half of Fiscal 2001 as well as additional operating profits of approximately (Pounds)1.4 million attributable to a full year of operations from Fiscal 2000 acquisitions, primarily the Merrychef business.

   Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)12.2 million, or 54.0%, to (Pounds)10.4 million in Fiscal 2001 from (Pounds)22.6 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from the food retail equipment group decreased by 5.2% to 5.1% in Fiscal 2001 from 10.3% in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately (Pounds)12.8 million from Fiscal 2000, primarily due to lower sales volumes and a relative increase in sales of lower margin products at Kysor Warren and Austral. Increased competition created lower pricing for refrigerated display cases, which was offset by cost savings achieved through the restructuring programs implemented in the second half of Fiscal 2001. This decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales excludes the effects of approximately (Pounds)0.6 million of favorable foreign exchange movements.

   Property. Operating profit increased by (Pounds)0.6 million, or 7.1%, to (Pounds)9.0 million in Fiscal 2001, from (Pounds)8.4 million in Fiscal 2000.

   Corporate Costs. Corporate costs increased by (Pounds)1.6 million, or 21.9%, to (Pounds)8.9 million in Fiscal 2001 from (Pounds)7.3 million in Fiscal 2000. This was primarily the result of higher personnel costs due to the implementation of our centralized management strategy as well as increased consultancy costs.

  Goodwill Amortization

   Goodwill amortization from continuing operations increased by (Pounds)1.6 million to (Pounds)23.0 million in Fiscal 2001 from (Pounds)21.4 million in Fiscal 2000, due to the full year effect of acquisitions in Fiscal 2000 and the partial year impact of acquisitions in 2001. These charges do not affect our cash flows.

  Operating Exceptional Items

   We recognized exceptional operating costs from continuing operations of (Pounds)167.5 million in Fiscal 2001. These charges consisted of a writedown of (Pounds)100.0 million in the carrying value of goodwill associated with the Scotsman acquisition, which we reassessed following the recent downturn in the U.S. economy, restructuring costs of (Pounds)33.1 million and (Pounds)8.5 million of professional fees incurred in connection with a review of our strategic options. In addition, we recorded charges of (Pounds)13.7 million relating to revisions of working capital provisions and exceptional warranty costs as well as (Pounds)12.2 million related to the settlement of the Bomar litigation. See "Item 10. Additional Information--Material Contracts."

  Profit on Disposal of Businesses and Other Assets

   Profit on disposal of businesses and other assets in Fiscal 2001 amounted to (Pounds)23.5 million and related to a (Pounds)29.1 million gain recognized on the sale of our building and consumer products division in June 2001, partially offset by a loss of (Pounds)5.6 million recognized on the sale of Scotsman Response in September 2001.

  Net Interest Payable and Similar Charges

   Net interest payable and similar charges increased by (Pounds)4.4 million, or 11.7%, to (Pounds)41.9 million in Fiscal 2001 from (Pounds)37.5 million in Fiscal 2000. The increase was due primarily to the write-off of (Pounds)5.8 million in remaining unamortized financing costs related to a previous financing facility, which was replaced with a new multi-currency facility in March 2001. Excluding this charge, interest expense declined by (Pounds)1.4 million, reflecting lower average principal and interest rates, offset in part by adverse foreign exchange movements.

  Tax on Profit/(Loss) on Ordinary Activities

   Provision for income taxes decreased by (Pounds)7.6 million, or 53.5%, to (Pounds)6.6 million in Fiscal 2001 from (Pounds)14.2 million in Fiscal 2000. Despite reporting a loss in Fiscal 2001, we still incurred a tax charge due to the effects of non-deductible items, such as goodwill amortization and impairment. Our effective tax rate was 16.9% in Fiscal 2000. Our effective income tax rate is significantly lower than the statutory rate in the U.K. and the U.S. Federal statutory rate of 35% and 30%, respectively, due primarily to the benefit of net operating loss carryforwards. At September 29, 2001, we had approximately (Pounds)190.0 million, (Pounds)85.0 million and (Pounds)9.0 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively. The U.S. losses will fully expire by Fiscal 2010, but are expected to be fully utilized prior to that date. Losses in the U.K. and other territories do not expire.

  Operating Profit from Discontinued Operations

   Operating profit from discontinued operations for Fiscal 2001 was (Pounds)9.1 million and relates to our building and consumer products division, which we sold in June 2001.

  Fiscal 2000 Compared To Fiscal 1999

  Turnover (Net Sales) from Continuing Operations

   Total turnover from continuing operations increased by (Pounds)413.7 million, or 84.3%, to (Pounds)904.4 million in Fiscal 2000 from (Pounds)490.7 million in Fiscal 1999, primarily due to sales generated by the Scotsman businesses acquired ((Pounds)382.8 million), as well as favorable foreign exchange gains of approximately (Pounds)19.0 million, partially offset by a decrease in comparable sales of approximately (Pounds)8.0 million.

   Global Food Service Equipment. The following table sets forth a summary of our turnover from our global food service equipment group.

                                            Fiscal 1999          Fiscal 2000            Change
                                        -------------------  -------------------  ------------------
                                                      (in millions, except percentages)
North America.......................... (Pounds)342.6  76.6% (Pounds)487.0  73.2% (Pounds)144.4 42.1%
Europe & Rest of World.................         105.3  23.4%         178.1  26.8%          72.8 69.1%
                                        ------------- -----  ------------- -----  ------------- ----
   Total Global Food Service Equipment. (Pounds)447.9 100.0% (Pounds)665.1 100.0% (Pounds)217.2 48.5%
                                        ============= =====  ============= =====  ============= ====

   Turnover increased by (Pounds)217.2 million, or 48.5%, to (Pounds)665.1 million in Fiscal 2000 from (Pounds)447.9 million in Fiscal 1999.

   Turnover from our North America operations increased by (Pounds)144.4 million, or 42.1%, to (Pounds)487.0 million in Fiscal 2000 from (Pounds)342.6 million in Fiscal 1999. The majority of the increase, approximately (Pounds)119.8 million, was attributable to the full-year impact in Fiscal 2000 of the acquisition of the Scotsman businesses, which closed during the fourth quarter of Fiscal 1999, excluding the effects of favorable foreign exchange movements of approximately (Pounds)20.8 million. The remaining increase, approximately (Pounds)3.8 million, related to comparable sales increases resulting from price increases and a favorable change in product mix compared to Fiscal 1999.

   Turnover from Europe and the rest of the world increased by (Pounds)72.8 million, or 69.1%, to (Pounds)178.1 million in Fiscal 2000 from (Pounds)105.3 million in Fiscal 1999. The acquisitions of the Scotsman beverage businesses and Merrychef in the U.K. as well as the Scotsman Ice business in Italy accounted for an increase of (Pounds)79.1 million. In addition, comparable sales increased by approximately (Pounds)5.0 million due to general volume increases as well as the full year effects of the Convotherm business, which was acquired in December 1998. These increases were offset by the effects of unfavorable exchange rate movements of approximately (Pounds)11.3 million.

   Food Retail Equipment. Turnover increased by (Pounds)177.6 million, or 424.9%, to (Pounds)219.4 million in Fiscal 2000 from (Pounds)41.8 million in Fiscal 1999. The majority of the increase, (Pounds)183.9 million, was attributable to the full-year effect of the Scotsman retail businesses (Kysor Warren and Kysor Panel Systems) acquired in the fourth quarter of Fiscal 1999. Turnover also benefitted from the effects of favorable foreign exchange movements of approximately (Pounds)9.5 million.

   Property. Sales of property assets were (Pounds)19.9 million in Fiscal 2000, compared to (Pounds)1.0 million in Fiscal 1999. Revenue on property sales is only recognized when land is sold.

  Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

   Operating profit from continuing operations before goodwill amortization and exceptional items increased by (Pounds)52.0 million, or 85.8%, to (Pounds)112.6 million in Fiscal 2000 from (Pounds)60.6 million in Fiscal 1999, primarily due to the Scotsman acquisition, as well as a significant increase in profits from property sales.

   Global Food Service Equipment. The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items from our global food service equipment group.

                                        Fiscal 1999         Fiscal 2000           Change
                                    ------------------  ------------------  -----------------
                                                (in millions, except percentages)
North America...................... (Pounds)49.3  80.4% (Pounds)66.3  74.6% (Pounds)17.0 34.5%
Europe & Rest of World.............         12.0  19.6%         22.6  25.4%         10.6 88.3%
                                    ------------ -----  ------------ -----  ------------ ----
Total Global Food Service Equipment (Pounds)61.3 100.0% (Pounds)88.9 100.0% (Pounds)27.6 45.0%
                                    ============ =====  ============ =====  ============ ====

   Operating profit from continuing operations before goodwill amortization and exceptional items increased by (Pounds)27.6 million, or 45.0%, from (Pounds)61.3 million in Fiscal 1999 to (Pounds)88.9 million in Fiscal 2000.

   Operating profit from continuing operations before goodwill amortization and exceptional items from our North America operations increased by (Pounds)17.0 million, or 34.5%, from (Pounds)49.3 million in Fiscal 1999 to (Pounds)66.3 million in Fiscal 2000. The largest portion of the increase, approximately (Pounds)13.2 million, was due to the full year effect of the Scotsman businesses acquired in fourth quarter of Fiscal 1999. Operating profit from continuing operations before goodwill amortization and exceptional items also benefitted from approximately (Pounds)2.9 million in favorable foreign exchange movements. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales in North America decreased by 0.8% to 13.6% in Fiscal 2000 from 14.4% in Fiscal 1999, primarily reflecting the acquisition of Scotsman, which had businesses which operated at lower margins.

   Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and the rest of the world increased by (Pounds)10.6 million to (Pounds)22.6 million in Fiscal 2000 from (Pounds)12.0 million in Fiscal 1999. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales of Europe and the rest of the world increased by 1.3% to 12.7% in Fiscal 2000 from 11.4% in Fiscal 1999. The majority of the increase, approximately (Pounds)10.3 million, related to the acquisitions of the Scotsman Beverage businesses and Merrychef in the U.K. as well as the Scotsman Ice business in Italy. In addition, operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales increased approximately (Pounds)1.9 million due to improved margins. These measures were partially offset by adverse foreign exchange movements of approximately (Pounds)1.6 million.

   Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by (Pounds)17.3 million from (Pounds)5.3 million in Fiscal 1999 to (Pounds)22.6 million in Fiscal 2000. The majority of the increase, (Pounds)16.5 million, was attributable to the full-year effect of the Scotsman retail businesses (Kysor Warren and Kysor Panel Systems) acquired in the fourth quarter of Fiscal 1999. Operating profit from continuing operations before goodwill amortization and exceptional items also benefitted from the effects of favorable foreign exchange movements of approximately (Pounds)1.0 million. This was offset by a decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales of (Pounds)0.2 million due to sales declines at Kysor Warren. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales decreased by 2.4% to 10.3% in Fiscal 2000 from 12.7% in Fiscal 1999.

   Property. Operating profit increased by (Pounds)8.2 million, from (Pounds)0.2 million in Fiscal 1999 to (Pounds)8.4 million in Fiscal 2000, reflecting the higher level of property sales in Fiscal 2000.

   Corporate Costs. Corporate costs increased by (Pounds)1.1 million from (Pounds)6.2 million in Fiscal 1999 to (Pounds)7.3 million in Fiscal 2000, primarily due to higher personnel costs as we integrated the Scotsman businesses.

  Goodwill Amortization

   Goodwill amortization from continuing operations increased by (Pounds)18.7 million to (Pounds)21.4 million in Fiscal 2000 from (Pounds)2.7 million in Fiscal 1999, primarily due to the impact of a full year of amortization in Fiscal 2000 of the goodwill acquired as part of the Scotsman acquisition in Fiscal 1999.

  Exceptional Items

   We did not incur any exceptional costs in Fiscal 2000. The exceptional costs of (Pounds)6.0 million in Fiscal 1999 related to the restructuring of Scotsman facilities acquired in the fourth quarter of Fiscal 1999.

  Profit on Disposal of Businesses and Property Fixed Assets

   Profit on disposal of businesses and property fixed assets decreased (Pounds)1.1 million from (Pounds)4.1 million to (Pounds)3.0 million, due to timing and nature of sales.

  Net Interest Payable and Similar Charges

   Net interest payable and similar charges increased by (Pounds)24.2 million from (Pounds)13.3 million in Fiscal 1999 to (Pounds)37.5 million in Fiscal 2000. This increase was attributable to the impact of a full year of increased outstanding indebtedness, which was incurred primarily in connection with our acquisition of Scotsman in the fourth quarter of Fiscal 1999, partially offset by reductions caused by the redemption of our outstanding convertible unsecured loan stock in Fiscal 2000.

  Tax on Profit of Ordinary Activities

   Provision for income taxes increased by (Pounds)8.3 million from (Pounds)5.9 million in Fiscal 1999 to (Pounds)14.2 million in Fiscal 2000. The increase resulted primarily from higher income during Fiscal 2000 in tax jurisdictions where we did not have the benefit of prior year losses. Accordingly, our effective tax rate increased by 8.1% to 16.9% in Fiscal 2000 from 8.8% in Fiscal 1999.

  Operating Profit from Discontinued Operations

   Operating profit from discontinued operations for Fiscal 2000 was (Pounds)24.0 million relating to our building and consumer products division sold in June 2001.

U.S. GAAP Reconciliation

   Net loss under U.S. GAAP for Fiscal 2001 was (Pounds)113.7 million, compared to a net loss for the same period of (Pounds)115.9 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill resulting from acquisitions completed before March 31, 1998 (of (Pounds)16.6 million), as well as differences in net asset values under U.S. GAAP which resulted in a reduced impairment charge of (Pounds)9.8 million.

   Net income under U.S. GAAP for Fiscal 2000 was (Pounds)25.3 million, compared to net income for the same period of (Pounds)69.3 million under U.K. GAAP. The primary differences between the net income amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill ((Pounds)16.5 million) resulting from acquisitions completed before March 31, 1998, as well as movements in deferred taxation not recognized under U.K. GAAP ((Pounds)27.0 million).

   U.S. GAAP also affects the accounting for certain reorganization costs in purchase price allocations, the timing of the recognition of gains on sale/leaseback transactions, the timing of the recognition of restructuring expenses, and the accounting for pension related costs. In addition, differences exist in the presentation of certain financial statement line items such as cost of goods sold, exceptional items, gain on sale of business and operating costs.

   For a further explanation of the differences between U.K. GAAP and U.S. GAAP, including a summary of the impact of recently issued U.S. accounting standards, please refer to Note 29 to our consolidated financial statements included elsewhere in this report.

Liquidity and Capital Resources

  Overview

   During the past three years, our principal sources of funds have been cash flows generated from operations, dispositions of assets and bank borrowings. We incurred substantial debt to acquire Scotsman in 1999, and we generated approximately (Pounds)98.6 million from the sale of businesses in 2001, which we utilized to pay down existing debt.

  Historical Cash Flows

   The following table sets forth a summary of cash flow items for the periods presented:

                                                                      Fiscal        Fiscal         Fiscal
                                                                       1999          2000           2001
                                                                   ------------  -------------  -------------
                                                                              (amounts in millions)
Net cash inflow from operating activities before exceptional items (Pounds)88.3  (Pounds)160.5  (Pounds)120.8
Net cash outflow from operating exceptional items.................           --             --          (27.8)
                                                                   ------------  -------------  -------------
Net cash inflow from operating activities.........................         88.3          160.5           93.0
                                                                   ============  =============  =============

Capital expenditure and financial investment......................        (16.9)         (23.3)         (16.3)
Acquisitions and disposals........................................       (233.0)         (48.2)          72.8
Financing.........................................................        183.4          (13.8)         (60.6)

  Operating Activities

   Net cash provided by operating activities before exceptional items decreased by (Pounds)39.7 million to (Pounds)120.8 million in Fiscal 2001 from (Pounds)160.5 million in Fiscal 2000. This was primarily attributable to the decrease in operating profit of (Pounds)41.4 million, partially offset by improvements in working capital of (Pounds)4.0 million. The increase of (Pounds)72.2 million to (Pounds)160.5 million in Fiscal 2000 from (Pounds)88.3 million in Fiscal 1999 was primarily due to the full year effects of cash generated by the Scotsman businesses acquired in the fourth quarter of Fiscal 1999.

  Capital Expenditure and Financial Investment and Acquisitions and Disposals

   Cash provided by such activities was (Pounds)56.5 million in Fiscal 2001, compared to cash used in such activities of (Pounds)71.5 million in Fiscal 2000, an increase of (Pounds)128.0 million. This change was primarily the result of a decrease in cash expended for acquisitions and equipment of (Pounds)30.4 million in Fiscal 2001, and cash received from the sale of our building and consumer products division of (Pounds)98.6 million, offset partially by a decrease in cash received from the sale of assets of (Pounds)0.8 million in Fiscal 2001. Cash used in such activities decreased by (Pounds)178.4 million, to (Pounds)71.5 million in Fiscal 2000 from (Pounds)249.9 million in Fiscal 1999, due primarily to the decrease in cash payments to acquire businesses of (Pounds)182.9 million, offset partially by a decrease in proceeds from sale of fixed assets of (Pounds)8.0 million.

  Financing Activities

   Cash used in financing activities increased by (Pounds)46.8 million, to (Pounds)60.6 million in Fiscal 2001, compared to cash used in financing activities of (Pounds)13.8 million for Fiscal 2000. This change was primarily due to a decrease in net borrowings. Cash used in financing activities increased by (Pounds)197.2 million to cash used of (Pounds)13.8 million in Fiscal 2000 from cash provided of (Pounds)183.4 million in Fiscal 1999. This change reflected the substantial borrowings obtained to fund the acquisition of the Scotsman businesses in the fourth quarter of Fiscal 1999.

  Capital Expenditure and Commitments

   We made capital expenditures for equipment and construction of new facilities for continuing operations in the aggregate amount of (Pounds)19.3 million, (Pounds)20.6 million and (Pounds)20.8 million in Fiscal 2001, 2000 and 1999, respectively. These capital expenditures were financed using a combination of cash flows from operations, borrowings under credit facilities and sale and leaseback arrangements. These included the construction of a new 135,000 square foot manufacturing facility in Shreveport, Louisiana for our Frymaster subsidiary and a 25,000 square foot facility in New Port Richey, Florida to house our technology center. The Frymaster facility was completed in November 1999, and the technology center was completed in March 1999. In June 2000, we completed a 17,000 square foot addition to the technology center, which is also our new principal office in the United States. The total cost of acquiring, building and equipping the Frymaster facility was (Pounds)9.7 million. The cost of the initial acquisition, building and equipping of the technology center was (Pounds)2.2 million, and the cost of the addition to the technology center was (Pounds)0.9 million. In addition, we have completed construction of a new factory for our Convotherm subsidiary in Germany, which cost about (Pounds)3.0 million, and a new factory for our Viscount Catering subsidiary in the U.K., which cost about (Pounds)5.0 million.

   At September 29, 2001, we had (Pounds)2.9 million in outstanding contracts to purchase fixed assets. We expect to fund these commitments using cash from operating activities.

  Research and Development

   Our policy is to expense research and development costs as they are incurred. Research and development expenditures for Fiscal 2001, 2000, and 1999 were (Pounds)13.8 million, (Pounds)13.6 million, and (Pounds)8.9 million, respectively.

  Working Capital

   The Company is of the opinion that, having regard to the credit facilities available to the Group and the net proceeds of the rights offering, the working capital available to the Group is sufficient for the Group's present requirements, that is, for at least the next twelve months from the date of publication of this annual report.

  Material Financial Requirements

   On February 20, 2002, our direct subsidiary, Enodis Holdings Limited ("Holdings"), entered into a senior secured credit agreement with certain of our other subsidiaries as borrowers and/or as guarantors (the "guarantors"), Credit Suisse First Boston, London Branch and The Royal Bank of Scotland plc as arrangers and The Royal Bank of Scotland plc, issuing bank and as agent. The senior secured credit facilities are comprised of a $300 million 5 year "A" term loan facility (the "A Term Loan Facility") and a $70 million 6 year "B" term loan facility (the "B Term Loan Facility" and together the "Term Loan Facility") and a $85 million 5 year revolving credit facility (the "Revolving Facility"). The proceeds of the Term Loan Facility were used to repay outstanding indebtedness under our prior credit facility. The Revolving Facility can be used to finance working capital requirements and for general corporate purposes. The A Term Loan Facility and the Revolving Facility both mature five years from the date of the facility. The indebtedness under the senior secured credit facilities is secured by fixed and floating charges over substantially all the assets of the borrowers and the guarantors. Each of the guarantors will unconditionally guarantee Holdings' and each other guarantor's obligations under the senior secured credit facilities. The senior secured credit facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, cashflow to total funding costs, total net debt to EBITDA, total net senior debt to EBITDA and minimum tangible net worth, each term as defined in the senior secured credit agreement. The senior secured credit facilities also include covenants relating to limitations on sales of assets, mergers, indebtedness, acquisitions and liens. Advances under the A Term Loan Facility and the Revolving Facility bear interest at LIBOR or EURIBOR plus a margin and advances under the B Term Loan Facility bear interest at LIBOR plus a margin. The margins are adjusted after September 30, 2002, based on the Group's ratio of consolidated total net debt to consolidated EBITDA. A commitment fee based on the undrawn amount of the Revolving Facility commitment is payable quarterly in arrears. Mandatory prepayment in full is required if there is a change in control of the Company or a disposal of substantially all of the assets of the Company and its subsidiaries. Certain mandatory partial repayments are required to be made out of proceeds from asset sales, other than in the ordinary course of business, not immediately reinvested in replacement assets or 75% of surplus cash of the Company in any fiscal year as defined in the senior secured credit agreement. The senior secured credit facilities contain customary events of default, including failure to make payments under the senior secured credit facilities, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of (Pounds)5 million, insolvency, bankruptcy or similar events, change of control and material adverse change.

   On February 20, 2002, we entered into a bridge loan facility with The Royal Bank of Scotland plc and Credit Suisse First Boston, London Branch as arrangers and Credit Suisse First Boston, as agent. The facility consists of a (Pounds)150 million bridge loan with an initial maturity of 364 days. We used the bridge proceeds to repay outstanding indebtedness under our prior credit facility. We expect to repay the bridge loan facility (and any exchange notes that are issued, as described below) with the net proceeds from the proposed issue of Notes and the net proceeds of the rights offering. Each lender of the bridge loans has the right, three months after February 20, 2002, to receive, in exchange for its bridge loan or a portion thereof, exchange notes of the Company that will rank pari passu with the bridge loans. The exchange notes will mature on February 20, 2012. If any lender under the bridge loan facility does not exchange its bridge loan for exchange notes on or prior to February 20, 2003, such lender will be required to extend the maturity of such loan to February 20, 2012. The bridge loan facility and the exchange notes contain operating and financial covenants that are applicable during the first 364 days in substantially the same form as those governing the Term Loan Facility and the Revolving Facility including, without limitation, minimum ratios of EBITDA to total interest costs, cashflow to total funding costs, total net debt to EBITDA, total net senior debt to EBITDA and minimum tangible net worth, each term as described in the bridge loan facility. The bridge loan facility and the exchange notes also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens. Prior to February 20, 2003, advances under the bridge loan facility and the exchange notes bear interest at LIBOR plus a margin plus mandatory costs. The margin will increase by 0.5% each three month period thereafter, up to February 20, 2003. After February 20, 2003, if advances under the bridge loan facility remain outstanding, the interest rate on the bridge loans or the exchange notes will become fixed based on a formula which references a number of market indices plus a margin. Interest on the bridge loan facility (and any exchange notes) is capped at 16% per annum. The bridge loan facility and the exchange notes contain customary events of default including failure to make payments under the bridge loan facility, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of (Pounds)5 million, insolvency, bankruptcy or similar events, change of control and material adverse change.

   We have also borrowed funds under several industrial revenue bonds, which bear interest at rates that are adjusted based on market movements and were between 2.0% and 5.7% during Fiscal 2001. At September 29, 2001, and September 30, 2000, respectively, an aggregate of (Pounds)11.3 million and (Pounds)15.7 million was outstanding under the industrial revenue bonds. We also have loans aggregating (Pounds)3.1 million payable under senior promissory notes.

Current Financial and Trend Information

   Subsequent to the end of Fiscal 2001, we have taken further actions to reduce costs and target market share gain opportunities. Nevertheless, the trading climate has become more difficult and we have planned on the basis that it will remain difficult through the balance of Fiscal 2002. We plan to address the situation by taking action to reduce costs further, targeting further cost savings of some (Pounds)10 million for the new financial year through strategic headcount reductions, discretionary cost savings, leveraging purchasing power and ongoing manufacturing restructuring. We estimate exceptional items of some (Pounds)6 million in Fiscal 2002 relating to these actions. We are also taking actions to improve top line performance, and we believe that our scale, broad product range, technology, and industry relationships position us well to achieve this.

  Dividend Payment

   In light of the downturn in our end markets and uncertain economic conditions, our Board decided that it would not be prudent to maintain recent dividend levels, and accordingly no final dividend was paid in respect of the financial year ended September 29, 2001. The Board's intention is to resume payment of dividends when it is financially prudent to do so.

   For the purposes of the new financing arrangements, substantially all of the subsidiaries and other assets previously held by the parent company of our Group have been transferred to another Group company. The effect of these transfers, for statutory accounting purposes, is the recognition of certain losses in the parent company. These losses do not arise on consolidation and will not have an impact on our Group results. However, as a result of the losses recognized on this transfer, we do not currently have sufficient distributable reserves to lawfully make dividend payments.

   As and when our Board determines to resume dividend payments, we will seek to take the steps necessary to enable us to increase our distributable reserves so that we are able to lawfully pay dividends. Any such action is likely to require the approval of our shareholders and court approval. In addition, our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of the new credit facilities and the proposed notes.

New Accounting Pronouncements

  U.K. GAAP

   The effects of the adoption of this standard on net assets has been disclosed in Note 25 to our consolidated financial statements included elsewhere in this annual report, and the effects of adoption on the profit and loss account is not expected to be material.

   In November 2000, the U.K. Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17, "Retirement Benefits" relating to accounting for pension costs and other post-retirement benefits, which replaces Statement of Standard Accounting Practice ("SSAP") No. 24, "Accounting for Pension Costs," and Urgent Issues Task Force Abstract ("UITF") No. 6, "Accounting for post-retirement benefits other than pensions." FRS17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The accounting requirements of FRS 17 are mandatory for periods ending on or after June 22, 2003. However, we have adopted the applicable disclosure provisions of FRS 17 during Fiscal 2001.

   In December 2000, the ASB issued FRS 19, "Deferred Tax," which replaces SSAP 15 "Accounting for Deferred Tax" and prescribes significant changes to the existing accounting and disclosure for deferred tax. The requirements of FRS 19 must be adopted for the first time in the Group accounts for the year ending September 28, 2002. FRS 19 requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation, to the extent that it is regarded as more likely than not that they will be recovered. On implementation of FRS 19, a prior period adjustment will be required to reflect the change in basis of accounting for all periods presented. This adjustment is expected to result in the recognition of a significant deferred tax asset.

  U.S. GAAP

  Adopted in 2001

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts (collectively referred to as embedded derivatives) and for hedging activities. The new standard requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted the provisions of these statements in October 2000. Upon the adoption of SFAS 133, we recorded a gain of (Pounds)0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133. Subsequent to adoption, we have recorded a loss of (Pounds)0.8 million related to changes in the fair value of such derivative instruments.

   In June 2000, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. We adopted the applicable provisions of SAB 101 during Fiscal 2001. The impact of adopting the provisions of SAB 101 was not material.

  Recent Pronouncements

   In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001, and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. We have had no business combinations subsequent to June 30, 2001.

   SFAS 142 is effective for fiscal years beginning after December 15, 2001, for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are currently assessing but have not yet determined the impact of SFAS 142 on our financial position and results of operations.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We are currently assessing but have not yet determined the impact of SFAS 143 on our financial position and results of operations.

   In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"), which serves to clarify and further define the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We are currently assessing but have not yet determined the impact of SFAS 144 on our financial position and results of operations.

Item 6.  Directors, Senior Management and Employees

   The following table sets forth information regarding our directors and executive officers as of the date of this report:

       Name         Age                               Title
       ----         ---                               -----
Directors:
Andrew J. Allner... 48  Director and Chief Executive Officer
Robert E. Briggs... 54  Director
Peter M. Brooks.... 55  Director and Chairman
David S. McCulloch. 55  Director and President of the Global Food Service Equipment Group
G. Eryl Morris..... 58  Director
David W. Odum...... 48  Director and President of the Food Retail Equipment Group
Waldemar Schmidt... 61  Director
Executive Officers:
Robert C. Eimers... 54  Vice President, Global Human Resources
Stuart P. Miller... 52  Chief Financial Officer, Group
W. David Wrench.... 55  Chief Financial Officer, Global Operations

   Andrew J. Allner, 48, Chief Executive Officer, was appointed to our Board in October 2000 as Chief Financial Officer. He was appointed CEO in November 2001, having led the executive team since the former CEO resigned in March 2001. From January 1998 to April 2000, he was Group Finance Director of Dalgety plc and then Chief Financial Officer and Senior Vice President of its successor company, PIC International Group plc, based in California. From September 1996 to November 1997, he was Group Finance Director of Nycomed Amersham plc (formerly known as Amersham International plc). Prior to that, from 1992 to September 1996, he was Director of Financial Planning and Control at Guinness plc. Formerly, he was a partner at Price Waterhouse. Mr. Allner was elected by the shareholders for a term of service that expires in January 2004, although his employment agreement provides that he shall resign from the Board upon the termination of his employment. Mr. Allner is also a non-executive director of Moss Bros. Group plc.

   Robert E. Briggs, 54, a non-executive director based in the U.S., joined our board in August 2000. He was appointed to our Audit Committee in January 2001. Mr. Briggs is currently the Senior Vice President and Chief Financial Officer of Kaiser Permanente Health Plan and Hospitals, Inc. Prior to joining Kaiser Permanente, Mr. Briggs was Senior Vice President and Chief Financial Officer of The Pillsbury Company, since January 1998. From October 1996 to December 1997, Mr. Briggs was self-employed as a financial advisory consultant. Previously, Mr. Briggs held various senior positions with both Triarc and Pepsico including President, Arby's International from 1993 to September 1996 and Vice President and Chief Financial Officer of Kentucky Fried Chicken U.S.A. from 1992 to 1993. Mr. Briggs was elected by the shareholders for a term of service that expires in January 2004.

   Peter M. Brooks, 55, is our Chairman, a non-executive position, and a member of our Nominations Committee. He also serves on our Audit and Remuneration Committees. Mr. Brooks joined our Board as a non-executive director in May 1998 and became our Chairman in January 2000. He is also a consultant to Clifford Chance, LLP, where he has acted as Chairman of European Corporate Coverage since June 1999. From 1992 to December 1996, he was Head of Corporate Practice at Clifford Chance. In January 1997, he became General Counsel of Deutsche Morgan Grenfell. From January 1998 to February 1999, Mr. Brooks was General Counsel to the Board of the Global Corporate and Institutions Division at Deutsche Bank Group. Mr. Brooks is currently Chairman of Chesterton International plc and Chesterton Investment Services. Mr. Brooks was elected by the shareholders for a term of service that expires in January 2005.

   David S. McCulloch, 55, President, Global Food Service Equipment Group, joined Enodis in 1987. Mr. McCulloch was appointed to the Board in November 2001. He held the positions of President and CEO of Garland Canada from 1992 to 1995, President and CEO of the Garland Group from 1995 to August 1998,

President of the Global Specifications Group (Enodis) from August 1998 to March 2001 and President, Food Service Equipment--North America from March 2001 to September 2001. In September 2001, he was appointed President, Global Food Service Equipment Group. Prior to joining Enodis, he spent 17 years in the residential appliance business with Camco Inc, a subsidiary of General Electric. Mr. McCulloch was elected by the shareholders for a term of service that expires in January 2005.

   G. Eryl Morris, 58, is a non-executive and Senior Independent Director and the Chairman of our Audit Committee. He also serves on our Remuneration Committee. Mr. Morris joined our Board as a non-executive director in July 1998. He is Chairman of Airinmar Group Limited and HPI Group Limited and is a non-executive director of awg plc, IMVA Holding Limited and Mill Digital Media Limited. From 1970 to August 1998, Mr. Morris was employed by Courtaulds plc, becoming a director in 1981 and Deputy Chief Executive in 1994. Mr. Morris was elected by the shareholders for a term of service that expires in January 2004.

   David W. Odum, 48, President, Food Retail Equipment Group, joined Enodis as President--Food Retail Equipment Group in September 2000 and was appointed to the Board in November 2001. He has been in the refrigeration industry for over 23 years and held numerous manufacturing, marketing and managerial positions within the industry. Before joining Enodis he was President of the Krack Corporation from 1996 to 2000. Prior to that, he was President, Hussman Canada, from 1992-1996. Mr. Odum was elected by the shareholders for a term of service that expires in January 2005.

   Waldemar Schmidt, 61, was appointed a non-executive director of our Board in April 2000. He also serves as Chairman of our Nominations and Remuneration Committees. He was Chief Executive of ISS Group from 1995, and had been employed by ISS from 1973, until he left ISS in September 2000. Mr. Schmidt is Chairman of Superfos A/S, Tholstrup Cheese Holding A/S, Navision A/S and Thrane & Thrane AS and a director of F Group A/S, Group 4 Falck A/S, Alfa Laval AB, Ore Arkil Holding A/S, Energi E2 A/S and Viterra Energy Services AG. Mr. Schmidt was elected by the shareholders for a term of service that expires in January 2005.

   Robert C. Eimers, 54, was appointed Vice President, Global Human Resources in July 2001. Prior to joining Enodis, he was Vice President, Global Organization Development of APW, Ltd. from January 2001 to July 2001. From November 1998 to November 1999, Mr. Eimers was Vice President, Human Resources at Scotsman Industries, Inc., and, after Scotsman's 1999 acquisition by Welbilt, from November 1999 to December 2000 Vice President, Organization Development of Welbilt. From November 1997 to November 1998, Mr. Eimers was Vice President of Medina & Thompson, Inc., a management consulting firm specializing in executive assessment and development. From January 1995 to September 1997, Mr. Eimers was Senior Vice President, Human Resources, of Service Merchandise. Mr. Eimers is also a director of One Source, a consulting firm.

   Stuart P. Miller, 52, was appointed our Deputy Chief Financial Officer in April 2001 and Chief Financial Officer-Group in November 2001. Prior to joining Enodis, he was Group Finance Director of Dexion Group Ltd., an international storage and material handling business that was acquired by Apax Partners in 1997. From January 1996 to May 1997, Mr. Miller was Finance Director, International Packaging of Rexam PLC. From January 1990 to December 1995, Mr. Miller held various senior financial positions at Grand Met plc. Mr. Miller is also a director of Rumble Consultants Limited.

   W. David Wrench, 55, was appointed Chief Financial Officer of our Global
Food Service Equipment Group in March 2001 and Chief Financial Officer, Global Operations in November 2001. Prior to that, he was Chief Financial Officer of the Global Specifications Group (Enodis), appointed in February 2000. From January 1997 to July 1999, he was Executive Vice-President and Chief Operating Officer of Jonview Canada Inc., an inbound tour operator. From February 1993 to December 1996, Mr. Wrench held various executive positions for Noma Industries Limited. In June 1996, Mr. Wrench was appointed President, Noma Consumer Products. In March 1995, he was appointed Executive Vice President and Chief Financial Officer. In August 1994, he was appointed President, Fleck Manufacturing Inc. Mr. Wrench is a member of the Financial Executives Institute.

Director Compensation

   The compensation in Fiscal 2001 of each of our directors who served during Fiscal 2001 is set forth below. For information regarding stock option plan and pension benefits, see "--Compensation Plans" and "--Share Options of Management."

        Name             Salary              Fees         Bonuses(1)     Benefits(2)         Total
        ----             ------              ----         ----------     -----------         -----
                     ---------------    --------------- --------------- -------------- -----------------
Andrew J. Allner.... (Pounds)293,686(3)      (Pounds)-- (Pounds)250,000 (Pounds)21,496   (Pounds)565,182
Robert E. Briggs....              --             27,500              --             --            27,500
Peter M. Brooks.....              --            161,461              --             --           161,461
Penny L. Hughes(4)..              --             10,833              --             --            10,833
G. Eryl Morris......              --             32,500              --             --            32,500
Andrew F. Roake(5)..         364,382                 --              --          8,333           372,715
Waldemar Schmidt....              --             31,250              --             --            31,250
David W. Williams(6)         162,500                 --              --         55,162           217,662
                     ---------------    --------------- --------------- -------------- -----------------
Total............... (Pounds)820,568    (Pounds)263,544 (Pounds)250,000 (Pounds)84,991 (Pounds)1,419,103
                     ===============    =============== =============== ============== =================

--------

(1) Bonuses are paid based on budgeted financial targets or as approved by the Remuneration Committee. Bonuses are not included in pensionable salary.
(2) Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans discussed below.
(3) Mr. Allner's salary amount includes (Pounds)62,437 in lieu of Company contribution to Company pension arrangements.
(4) Ms. Hughes resigned from the Board on January 17, 2001.
(5) Mr. Roake resigned from the Board and left our employ as of December 31, 2001. He will receive $535,000 (plus benefits) in 26 installments in 2002. Payments would accelerate if there is a change of control.
(6) Mr. Williams resigned from the Board on March 23, 2001 and left our employ on March 31, 2001. Benefits include a relocation bonus. He also received (Pounds)327,302 (plus one year's benefits) in severance payments.

  Compensation Plans

   No more than 10% of our new issue Ordinary Shares from time to time may be allotted under our Employee Share Schemes over a ten year period, excluding options to purchase existing Ordinary Shares. We have the following Executive Share Option Schemes under which options to acquire Ordinary Shares have been granted to executives and key employees:

    . a 2001 Executive Share Option Scheme, approved on January 16, 2001, which may use either new or existing shares;

    .  a 1995 Executive Share Option Scheme, which used new shares;

    . a 1993 Executive Share Option Scheme, which used shares purchased by an independently managed share trust and was established in 1994; and

    .  a 1984 Executive Share Option Scheme, which used new shares.

   These Executive Share Option Schemes each have a part approved by the U.K. Inland Revenue and an unapproved part. Gross gains on exercise of Inland Revenue approved options are normally subject to U.K. capital gains tax on disposal of the shares acquired. Gross gains on exercise of unapproved options are subject to U.K. income tax. The exercise price of options granted under these Schemes must be not less than the market price of an ordinary share shortly before the time of grant. With respect to the 1993 Scheme, 1,269,341 ordinary shares are currently held in the trust. We finance the trust by way of an interest free loan in the amount of (Pounds)2.4 million. The trustees have waived the right to receive dividends on all shares held.

   Options may not normally be exercised until the third anniversary of the date of grant and may be subject to performance conditions. The performance condition set by the Remuneration Committee for the options granted during Fiscal 2000 was that, under normal circumstances, options would be exercisable only if the increase in our adjusted earnings per share had exceeded the growth in the U.K. Retail Price Index by an average of at least 3% annually over a three year period. No further options will be granted under the 1995, 1993 and 1984 Schemes.

   Under all of the above Schemes (except the 1993 Scheme), options to purchase an aggregate of 7.1 million ordinary shares were outstanding on January 30, 2002. Of these, options to purchase 1.14 million shares were exercisable on January 30, 2002.

   Under the 2001 Scheme, the value of shares under options that an executive may receive in any year may not normally exceed twice his or her basic salary. The initial options granted under this Scheme will be exercisable in full only if our total shareholder return over at least three years is ranked in the upper quartile compared, as to half the options, to U.K. companies in the FTSE Mid 250 Index and, as to the other half of the options, to a select group of other companies with similar businesses. If our total shareholder return is between the median and the upper quartile compared to these two groups, the number of options exercisable will be reduced proportionately between a maximum of 50% and a minimum of 17.5% for each half of the options. If our total shareholder return is equal to or less than the median compared to either group, that half of the options will not be exercisable. In addition, no options will be exercisable unless the growth in our earnings per share exceeds the rate of inflation.

   For future grants of options, the performance conditions have been simplified: our total shareholder return will no longer be compared with the select group of companies with similar businesses, and for options in any financial year of a value up to and including one times annual salary, all options will be exercisable if our total shareholder return exceeds the median compared with the U.K. companies in the FTSE mid 250 Index.

   In addition, our shareholders have authorized three other employee share schemes under which executives and others may purchase our ordinary shares: the 2002 Sharesave Scheme, the Share Matching Scheme and the Employee Stock Purchase Plan. Although our shareholders have authorized them, we have not implemented these plans and we do not currently intend to implement them in the future. In addition, although we cannot in the future grant any further options under our 1992 Sharesave Scheme, options granted pursuant to that scheme remain outstanding.

   Executive directors residing in the U.K. are also eligible to join a tax-approved defined-benefits plan that is part of our Berisford (1948) Pension Scheme. The plan is non-contributory and provides for a pension of up to two-thirds of final salary up to the Inland Revenue earnings cap at normal retirement age of 60 after 20 years' service. Funded Unapproved Retirement Benefits Schemes are available to provide additional retirement and death benefits for the U.K. executive directors. These are money-purchase arrangements. For U.K. executive directors, we contribute 30% of pensionable salary in excess of the Inland Revenue earnings cap and pay additional life assurance premiums and all expenses incurred in administering the arrangements.

   Executive directors are provided with a fully expensed company car (or allowance in lieu thereof), medical insurance, disability insurance and other benefits similar to those provided by other public companies of our size. See "Item 10. Additional Information--Material Contracts" for a description of the executive directors' employment agreements, including benefits upon termination of employment.

Share Options of Management

   The following table describes the options to acquire Ordinary Shares granted to our directors and executive officers under our Executive Share Option Schemes and held by them at January 30, 2002, or their resignation date if earlier. All of the option grants described in the table and the following text will be adjusted in respect of the rights offering.

   The exercise prices have been rounded to the nearest 0.1p.

                                                 Number of                   Earliest date
Directors and Senior Executives Date of grant options granted Exercise price  exercisable  Expiration date
------------------------------- ------------- --------------- -------------- ------------- ---------------
 Andrew J. Allner..............         --              0             --             --             --
 Robert C. Eimers..............   07/03/00         31,056         322.0p       07/03/03       07/02/10
 David S. McCulloch............   07/01/97         40,000         144.0p       07/01/00       06/30/07
                                  07/28/99         35,000         262.9p       07/28/02       07/27/09
                                  09/10/01        359,560         101.0p       09/10/04       09/09/11
 Stuart P. Miller..............         --              0             --             --             --
 David W. Odum.................   12/21/00        121,065         210.0p       12/21/03       12/21/10
                                  09/10/01        326,370         101.0p       09/10/04       09/10/11
 Andrew F. Roake...............   11/28/97        254,802         187.5p       12/31/01       02/03/04
 (resigned December 31, 2001)     11/17/98        137,935         180.0p       12/31/01       02/03/04
                                  11/24/99         90,197         314.0p       12/31/01       02/03/04
                                  07/03/00         77,640         322.0p       12/31/01       02/03/04
 David W. Williams.............   07/22/96        123,655         186.0p       03/31/01       03/31/02
 (resigned March 23, 2001)        07/01/97        159,722(1)      144.0p       03/31/01       03/31/02
                                  06/26/98         52,173(1)      230.0p       03/31/01       03/31/02
                                  09/03/99         83,333(1)      301.5p       03/31/01       03/31/02
                                  07/03/00         93,170         322.0p       03/31/01       03/31/02
 W. David Wrench...............   07/03/00         30,000         322.0p       07/03/03       07/02/10
                                  01/22/01         49,773         181.0p       01/22/04       01/21/11

--------
   (1) Options granted by the Trustees of our 1993 Executive Share Option Scheme are over Ordinary Shares acquired by the Trustees in the market for the purpose.

   On April 5, 2001, we agreed to grant to Mr. Allner an option under our 2001 Executive Share Option Scheme, with a value of (Pounds)490,000, based on an exercise price of (Pounds)1.81 per ordinary share. If the price of the shares exceeds (Pounds)1.81 on the date of grant, options will be granted at the higher share price, and Mr. Allner is entitled upon exercise to the difference between the actual exercise price and (Pounds)1.81 per share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror. On December 21, 2001, we also agreed to grant to Mr. Allner an option under our 2001 Executive Share Option Scheme over 380,435 shares based on an exercise price of (Pounds)0.92 per ordinary share. If the price of the shares exceeds (Pounds)0.92 on the date of the grant, options will be granted at the higher share price, and Mr. Allner is entitled upon exercise to the difference between the actual exercise price and (Pounds)0.92 per share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)0.92 per share and sold the shares at the purchase price paid by the acquiror. On February 14, 2002, we further agreed to grant Mr. Allner options over 819,565 Ordinary Shares at an exercise price to be based on the market price of the Ordinary Shares on or about the date of grant.

   On February 1, 2001, we also agreed to grant to Mr. McCulloch an option over 219,613 shares based on an exercise price of (Pounds)1.81 per share. If there is a change of control of Enodis prior to the date of the grant, Mr. McCulloch will receive a cash payment of the amount that would have been paid to him had he been granted and exercised the option of an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror.

   We have also agreed to grant to Mr. Miller an option at a value of one and a half times his annual salary, based on an exercise price of (Pounds)1.81 per ordinary share. If there is a change of control of Enodis prior to the date of the grant, Mr. Miller will receive a cash payment of the amount that would have been paid to him had he been granted and exercised the option at an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror.

   On February 1, 2002, we agreed to grant to Mr. Odum an option over 141,905 shares based on an exercise price of (Pounds)1.81 per share. If there is a change of control of Enodis prior to the date of the grant, Mr. Odum will receive a cash payment of the amount that would have been paid to him had he been granted and exercised the option at an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror.

   In addition, the Board has agreed in principle to grant options over an aggregate of approximately 2.4 million shares to a group of senior executives at an exercise price based on the market price on or about the date of grant. These include the following: each of David McCulloch and David Odum will be granted options over a number of shares whose value equals his annual salary; and each of Robert Eimers, Stuart Miller and David Wrench will be granted options over a number of shares whose value equals 67% of his annual salary. It is intended that all of the options described in this paragraph will be granted in the period following shareholder approval of the rights offering.

Directors' Pension Information

   The following table relates to the defined benefit arrangements for the executive directors residing in the U.K. as of September 29, 2001, or earlier resignation.

                                                        Increase in                   Accumulated
                                                          accrued                        total
                                                       pension during    Transfer     pension at
                                              Years     Fiscal 2001      value of       9/29/01
                   Name                     of service      p.a.         increase        p.a.
                   ----                     ---------- -------------- -------------- --------------
David W. Williams (resigned March 23, 2001)     5      (Pounds)1,200  (Pounds)15,700 (Pounds)13,800

   The transfer value disclosed above does not represent a sum paid or payable to the individual director. Instead, it represents a potential liability of the pension scheme. In addition, we paid sums of (Pounds)22,003 and (Pounds)31,410 in Fiscal 2001 to unapproved money purchase arrangements for the benefit of Messrs. Roake and Williams, respectively. The total amount set aside or accrued for all employees and directors for pension benefits was (Pounds)2.9 million. See Note 25 to our consolidated financial statements.

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

Committees of the Board

   The Nominations Committee undertakes the search process and recommends candidates to the Board as necessary. The committee's chairman is Mr. Schmidt, who serves together with Messrs. Brooks and Allner.

   The Audit Committee monitors accounting policies and financial reporting, receives reports from the internal audit function and reviews the half-yearly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors and keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to Enodis by its auditors. The committee's chairman is Mr. Morris, who serves together with Messrs. Brooks and Briggs. The Audit Committee must be comprised solely of non-executive directors and consist of not less than three members. The Audit Committee met four times in Fiscal 2001 and plans to meet not less than four times in each subsequent year.

   The Remuneration Committee reviews and advises upon the remuneration and benefits packages of the executive directors, and it reports to the full Board. The fees of the non-executive directors are determined by the full Board. The committee is advised and assisted as required by external consultants and the Vice President, Global Human Resources. The committee's chairman is Mr. Schmidt, who serves together with Messrs. Brooks and Morris.

   The Remuneration Committee's policy is to offer executives a compensation package which will enable Enodis to recruit and retain high quality executives. Within this overall strategy, however, the committee places an emphasis on fairness throughout the company and considers the median salary for similar positions paid by comparable global businesses in each country or region, taking into account individual and company performance. Bonuses are based on performance targets, including profit before tax, and any others that the committee considers relevant. Long term compensation, including executive and employee option and share purchase plans and proposed plans, are described above under "--Compensation Plans." The Board believes that the total remuneration package aligns senior executives' interests with those of the shareholders and gives these individuals strong incentives to perform at the highest levels.

   The executive management of the Group is undertaken by an Executive Committee, which is currently composed of: Andrew Allner, David McCulloch, David Odum, David Wrench, Stuart Miller and Robert Eimers. The Committee meets physically or by telephone conference call on a weekly basis. The former Chief Operating Officer, Andrew Roake, who left the Group on December 31, 2001, was also a member of the Executive Committee in Fiscal 2001.

Employees

   At the end of Fiscal 1999, 2000 and 2001 we had the following number of employees:

                         October 2, 1999 September 30, 2000 September 29, 2001
                         --------------- ------------------ ------------------
  Food Service Equipment      6,036             5,917             5,655
  Food Retail Equipment.      2,536             2,352             1,934
  Other Employees.......      2,679             2,965               516
                             ------            ------             -----
  Total.................     11,251            11,234             8,105
                             ======            ======             =====

   As a result of the acquisition of Scotsman in August 1999, our workforce almost doubled. As a result of the disposition of our business and consumer products division in July 2001, our workforce decreased by approximately 2,400 employees. About 1,880 of our employees in North America belong to unions or are covered by collective bargaining agreements. None of our subsidiaries has suffered a material work stoppage or strike under our ownership, and we believe relations with our employees and their unions are generally good.

Share Ownership of Management

   As of January 30, 2002 (or earlier resignation), our directors and executive officers owned our ordinary shares and ADSs as set forth below. The options to purchase ordinary shares held by these persons are not included in the figures set forth in the table below.

                                                                   Percent
                                                    Shares   ADSs  of class
                                                    ------- ------ --------
     Andrew J. Allner..............................   4,500      0    *
     Robert E. Briggs..............................       0  2,000    *
     Peter M. Brooks...............................  20,000      0    *
     Robert C. Eimers..............................       0      0    *
     Penny L. Hughes (resigned on January 17, 2001)   2,000      0    *
     David S. McCulloch............................       0  5,000    *
     Stuart P. Miller..............................       0      0    *
     G. Eryl Morris................................  20,000      0    *
     David W. Odum.................................       0      0    *
     Andrew F. Roake (resigned December 31, 2001).. 100,000 10,000    *
     Waldemar Schmidt..............................   2,300      0    *
     David W. Williams (resigned on March 23, 2001)   8,353    100    *
     W. David Wrench...............................       0      0    *

--------
*  Less than 1%.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

   The number of our ordinary shares outstanding at January 30, 2002, was 250,290,992, held by 7,528 holders of record. 246,406,656 of the ordinary shares, or 98.45%, are held by residents of the U.K., and 18 holders of record, with 3,575,825 ordinary shares, in the U.S. In addition, there were three record holders of our ADSs, holding approximately 210,184 ADSs (representing 840,736 ordinary shares), each residing in the U.S. Holders of our ADSs are primarily participants in our employee share option schemes. See "Item 6. Directors, Senior Management and Employees--Compensation Plans." We also believe, based on notices provided to us, that, as of January 30, 2002, the following persons beneficially hold 3% or more of our outstanding ordinary share capital:

                                             Shares   Percent of Class
                                             ------   ----------------
         Harris Associates L.P............ 29,314,000      11.69%
         Du Pont Capital Management Corp..  7,663,274       3.06%
         Putnam Investment Management LLC.  7,894,200       3.15%

   Each of these holders has increased its ownership of our ordinary shares during the past three years. In addition, several entities that had held more than 3% (but none held more than 10%) of our outstanding ordinary shares during the last three years now hold less than 3% of our outstanding ordinary shares. None of the holders with 3% or more of our ordinary shares has different voting rights from other holders of ordinary shares. To our knowledge, we are not controlled, directly or indirectly, by any corporation, foreign government or any other natural or legal person or group of persons.

Related Party Transactions

   None, except for intercompany loan guarantees, as described in "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Material Financial Requirements."

Item 8.  Financial Information

Financial Statements

   Please refer to Item 18 included elsewhere in this annual report.

Legal Proceedings

  Consolidated-related lawsuits

   One of our subsidiaries, Enodis Corporation, has been named in a number of lawsuits throughout the United States in which the plaintiffs seek to hold it liable for the alleged obligations of its former subsidiary, Consolidated Industries Corp. ("Consolidated"), by reason of Consolidated's alleged design and manufacture of some 870,000 defective home furnaces. Consolidated's alleged liability in respect of these furnaces could potentially reach $600 million. Enodis Corporation sold Consolidated to an unrelated party in 1998. The plaintiffs all contend that Enodis Corporation is the alter ego of Consolidated and therefore liable for its debts. The plaintiffs in these actions who are seeking to hold Enodis Corporation accountable for the liabilities of Consolidated include Daniel L. Freeland, in his capacity as trustee of the Chapter 7 bankruptcy estate of Consolidated, the Trane Company, a division of America Standard, Amana, LLC, Bard Manufacturing Company and Janet Pearce, on behalf of a class of homeowners claiming, among other things, to be entitled to have their furnaces replaced free of charge.

   Additionally, Consolidated is a defendant in a certified class action in California, which claims that certain furnaces manufactured by Consolidated were defective. The class action is currently ready for trial. Enodis Corporation is not a party to that action but has an interest in the outcome due to the alter ego claims described.

   Finally, the bankruptcy trustee, Daniel L. Freeland, is also asserting a variety of bankruptcy and equitable claims (the "trustee claims") seeking to recover up to $30 million that was paid by Consolidated to Enodis Corporation between 1988 and 1998.

   Enodis Corporation has thoroughly investigated these claims and believes that the claims based on the alter ego theory, as well as the trustee claims, are without merit. Enodis Corporation is therefore defending them vigorously. We record as a liability on our financial statements the amount of any future losses that we consider to be probable and reasonably estimable. Based upon our current assessments of these lawsuits and claims and the capital resources available to us, we believe that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued in respect of them. Therefore, the resolution of these lawsuits should not have a material effect on our financial condition, liquidity or results of operations. However, the damages alleged in the lawsuits could potentially reach U.S. $600 million, which substantially exceeds the estimate of, and accruals for, the potential exposure. Enodis Corporation has placed its insurance carriers on notice of these claims, and they have uniformly reserved their rights in respect of them whilst at the same time co-operating with Enodis Corporation in attempts to resolve them. Accordingly, if these lawsuits were ultimately decided in a manner adverse to us, and in amounts in excess of the accruals, it is "reasonably possible" that those determinations could have a material adverse effect on the Group. The term "reasonably possible" as used in the preceding sentence means that the chance of a future transaction or event occurring is more than remote but less than likely.

  Other Litigation

   Our subsidiaries are routinely defendants in litigation regarding product liability claims. This litigation is generally covered by insurance.

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

   In deciding upon the amount of the interim payment and in formulating its final dividend recommendation to shareholders, the Board considers, among other things, the ongoing level of profits anticipated from our business, our cash needs, shareholder expectations and prospects for further investment in growth initiatives. For Fiscal 2001, in view of the weaker economic conditions, we paid an interim dividend of 2.0 pence per share, as compared with an interim dividend in Fiscal 2000 of 4.4 pence per share. Our Board has recommended no final dividend for fiscal 2001, as compared with a final dividend of 9.35 pence per share for Fiscal 2000.

Item 9.  The Offer and Listing

   Our American Depositary Shares ("ADSs") are traded on the NYSE under the ticker symbol "ENO." Our ordinary shares are listed on the Official List of the London Stock Exchange. Each ADS represents four ordinary shares. The ADSs have been listed on the NYSE since July 12, 2000 and have been thinly traded. We cannot promise that, even if an active trading market does develop, the price of the ADSs will be proportional to the price of the ordinary shares on the London Stock Exchange.

   The following table sets forth, for the periods indicated, the high and low closing middle-market prices of our ordinary shares on the Daily Official List of the London Stock Exchange and of our ADSs on the NYSE.

                                             Ordinary Shares     ADSs
                                               (in pence)    (in dollars)
                                             --------------- ------------
                                              High     Low    High   Low
                                              -----   -----  -----  -----
       Fiscal Year Ended
       September 27, 1997................... 172.5   103.0     n/a    n/a
       September 26, 1998................... 260.0   161.5     n/a    n/a
       October 2, 1999...................... 327.0   155.0     n/a    n/a
       September 30, 2000................... 356.5   186.0   19.31  11.25
       September 29, 2001................... 245.5    71.5   14.50   3.90
       Fiscal Year Ending September 30, 2000
       First Quarter........................ 338.5   276.5     n/a    n/a
       Second Quarter....................... 356.5   262.0     n/a    n/a
       Third Quarter........................ 333.5   301.5     n/a    n/a
       Fourth Quarter....................... 324.5   186.0   19.31  11.25
       Fiscal Year Ending September 29, 2001
       First Quarter........................ 245.5   196.5   14.00  11.37
       Second Quarter....................... 242.5   101.0   14.50   6.09
       Third Quarter........................ 143.5    89.0    8.40   5.40
       Fourth Quarter....................... 143.5    71.5    8.50   3.90
       Fiscal Year Ending September 28, 2002
       First Quarter........................ 102.0    60.0    5.60   3.60
       Calendar Month
       August 2001.......................... 134.5   110.5    7.70   6.40
       September 2001....................... 120.0    71.5    6.60   3.90
       October 2001.........................  79.5    60.0    4.80   3.60
       November 2001........................ 102.0    64.5    5.60   3.79
       December 2001........................  95.1    85.0    5.60   4.90
       January 2002......................... 113.0    82.0    6.45   4.70

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

Material Contracts

  Acquisitions and Dispositions

   On April 20, 2001, we entered into an agreement to sell our building and consumer products division to a subsidiary of Nobia AB for consideration of (Pounds)134 million (subject to post completion adjustment) satisfied by the payment of (Pounds)114 million in cash and a vendor loan of (Pounds)20 million (described below), together with warrants to acquire shares in Nobia. The consideration was adjusted downwards after preparation of the completion accounts by approximately (Pounds)2.1 million pursuant to an agreement dated December 17, 2001. The agreement contains certain warranties and indemnities from us. In particular, we gave an indemnity to the purchaser for certain specified environmental matters up to an aggregate cap of (Pounds)3 million for 3 years from June 14, 2001, together with an indemnity for previously unidentified environmental matters up to an aggregate cap of (Pounds)2 million for 6 years from June 14, 2001. There is also a customary tax deed of indemnity given by us in favour of the purchaser. Claims for breach of any warranty related to taxation and claims under the tax deed of indemnity must be made within seven years of June 14, 2001. All other claims for breach of warranty must be made within two years of June 14, 2001.

   On June 14, 2001, we entered into a vendor loan agreement with Nobia AB, pursuant to which we made a loan of (Pounds)20 million to Nobia in connection with payment of the consideration for our former building and consumer products division. The vendor loan is repayable in 2009 or on the occurrence of certain change of control events or on an initial public offering of the shares of Nobia, if earlier. The loan is subordinated to Nobia's bank and mezzanine debt and interest is payable to us at 3.5% over LIBOR.

   On April 20, 2001, we entered into an inter-creditor deed with Nobia and certain of its subsidiaries, certain financial institutions acting as senior lenders, Svenska Handlesbanken AB (publ) (as facility agent), Intermediate Capital Group PLC as agent for the mezzanine lenders and Svenska Handlesbanken AB (publ) as security agent which, inter alia, provides for the subordination of the vendor loan note of (Pounds)20 million granted to Enodis pursuant to the agreement described above to Nobia's existing senior and mezzanine debt.

   On December 13, 2001, we entered into a sale and purchase agreement to sell Sammic, our food preparation, warewashing and vacuum-packing equipment manufacturing business in Spain to Asociacion Kaiseri 99, S.L. for consideration of (Pounds)22.2 million, of which (Pounds)2.2 million was used by us to repay an inter-company balance due to Sammic. Asociacion Kaiseri was a company comprising of the then-existing management team of Sammic. The sale was completed on December 13, 2001. In connection with the sale, we gave Asociacion Kaiseri limited warranties and indemnities which continue for two years from the date of the agreement and which are subject to a cap of (Pounds)20 million.

   On November 9, 2000 we entered into an agreement with Ecolab Inc. to purchase all the issued and outstanding shares of common stock of Jackson MSC Inc. for a total consideration of (Pounds)23.7 million. The agreement contains warranties in our favor which survive for a period of eighteen months from the closing date (other than warranties in respect of certain tax matters which survive for a period of four years from the closing date and warranties in respect of the shares being acquired which survive for the applicable statute of limitations). For certain types of losses, Ecolab Inc. has agreed to indemnify us only to the extent our losses exceed $500,000 in total (in which case we may only claim for the excess above $500,000), subject to a maximum cap on Ecolab's liability of $7,500,000.

   On June 14, 2000, we entered into an agreement with 3i Nominees Limited, 3i 96 Partners Nominees Limited and others pursuant to which we acquired Merrychef Holdings Limited for a total consideration of (Pounds)16.7 million cash (including repayment of debt).

  Finance Agreements

   On February 20, 2002, our direct subsidiary, Enodis Holdings Limited, entered into a senior secured credit agreement with certain of our other subsidiaries as borrowers and/or as guarantors, Credit Suisse First Boston,

London Branch and The Royal Bank of Scotland plc as arrangers and The Royal Bank of Scotland plc, issuing bank and as agent. The material terms of this agreement are described in "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Material Financial Requirements."

   On February 20, 2002, we entered into a bridge loan facility with The Royal Bank of Scotland plc and Credit Suisse First Boston, London Branch as arrangers and Credit Suisse First Boston, as agent. The material terms of this agreement are described in "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Material Financial Requirements."

   On February 20, 2002, we entered into an underwriting agreement in connection with our rights offering (see "Item 5. Operating and Financial Review and Prospects--The New Financing Arrangments") with Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited, wherein it has been agreed between the parties thereto, subject to the conditions set out therein, that:

    . we appoint Credit Suisse First Boston (Europe) Limited as sponsor for the purpose of the application for admission of the New Ordinary Shares in nil paid form to listing on the Official List;

    . we appoint Credit Suisse First Boston (Europe) Limited as nominated representative for the purpose of the application for admission of the New Ordinary Shares in nil paid form to trading on the London Stock Exchange;

    . in consideration of its agreement to, among other things, underwrite the Rights Issue, we have agreed to pay to Credit Suisse First Boston Equities Limited a commission of 2.25% of the aggregate issue price of the shares allotted in the Rights Issue, and we have also agreed to pay Credit Suisse First Boston (Europe) Limited a fee of (Pounds)80,000 per month for the period from October 1, 2001, to April 30, 2002, in connection with its appointment as sponsor to and financial adviser in connection with the rights offering. This latter fee will be payable irrespective of whether or not the rights offering proceeds;

    . we have given certain representations, warranties and unlimited indemnities to Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited typical to a transaction of this nature;

    . we have agreed to pay all costs arising in connection with the underwriting agreement including all costs and out of pocket expenses incurred by Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited on our behalf in relation to the applications for listing and trading; and

    . the underwriting agreement is conditional, among other things, on Admission becoming effective by no later than 10.00 a.m. on March 19, 2002, (or such later time and/or date as we, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited may agree). The underwriting agreement confers on Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited the right to terminate their obligations in certain circumstances, prior to Admission, including material breach of warranty, material inaccuracy of the Prospectus, cancellation or demand for repayment of the New Credit Facilities or if there shall occur any fundamental change in national or international financial, economic or political conditions or a material adverse change in market conditions which in the reasonable opinion of Credit Suisse First Boston would materially prejudice the success of the Rights Issue or materially and adversely affect the financial position and/or prospects of the Group.

  Employment Agreements

   We have an employment agreement with Andrew Allner dated 14 February 2002. Mr. Allner is entitled to a base salary at the rate of (Pounds)350,000 per annum and benefits, including participation in the discretionary bonus scheme, the senior executive benefit plans and the share option plans, life insurance coverage which provides for a death benefit of four times Mr. Allner's salary and family medical and disability insurance, a car allowance in lieu of the use of a company car and 26 weeks of salary in the event of disability as well as retention on the payroll for the purpose of receiving any prolonged disability benefits which may be payable and for the purposes of the pension plans.

   Mr. Allner also receives 27% of base salary as "additional salary" in lieu of membership in the Defined Benefit Pension Plan and in lieu of a contribution to the Defined Contribution Pension Plan.

   We may terminate Mr. Allner's employment on 12 months' notice. If the termination is without cause or within 12 months after a change of control, Mr. Allner is entitled to a payment equal to (a) 95% of his annual base salary, (b) 95% of his additional salary, (c) 95% of annual on target bonus (only if termination occurs before 31 May 2003 or on change of control) in addition to any pro rated bonus entitlement up to the date of termination of employment,
(d) one year's car allowance, (e) continuation of medical and life assurance for one year, and (f) outplacement counselling. Mr. Allner may terminate his employment upon three months' notice. The agreement also provides for one year post-employment restrictive covenants.

   Enodis Corporation has an employment agreement with David McCulloch dated as of 1 October 2001. Mr. McCulloch is entitled to a base salary at the rate of $357,500 per annum. In addition, Mr. McCulloch participates in the discretionary bonus scheme, the share option plans and bonus plans generally provided to other senior executives. If Enodis Corporation terminates Mr. McCulloch's employment for cause, Mr. McCulloch is entitled only to earned but unpaid salary, benefits and unreimbursed expenses. If the termination is without cause and takes place on or before 31 March 2003, Mr. McCulloch is entitled to instalment payments equal to 24 months' base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. In the event of a termination without cause after 31 March 2003, Mr. McCulloch will be entitled to 12 months' base salary. In the event of a termination without cause or for good reason within one year following a change of control, Mr. McCulloch will be entitled to a payment equal to his base salary for 24 months from the date of termination and his full target bonus for such year, pro-rata to the date of termination, plus a lump sum payment equal to 24 months' full target bonus. If Mr. McCulloch terminates the agreement for good reason, other than a change of control he is entitled to instalment payments equal to 24 months' base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. The agreement also provides for one year post-employment restrictive covenants.

   Enodis Corporation has an employment agreement with David Odum dated as of 1 October 2001. Mr. Odum is entitled to a base salary at the rate of $324,500 per annum. In addition, Mr. Odum participates in the discretionary bonus scheme, the share option plans and bonus plans generally provided to other senior executives. If Enodis Corporation terminates Mr. Odum's employment for cause, Mr. Odum is entitled only to earned but unpaid salary, benefits and any unreimbursed expenses. If the termination is without cause and takes place on or before 31 March 2003, Mr. Odum is entitled to instalment payments equal to 12 months' base salary at the rate in effect on the date of his termination, and to an additional lump sum payment equal to 12 months' base salary as well as unreimbursed expenses and other benefits to the date of termination. In the event of a termination without cause after 31 March 2003, Mr. Odum will be entitled to 12 months' base salary. In the event of a termination without cause or for good reason within one year following a change of control, Mr. Odum will be entitled to a payment equal to his base salary for 24 months from the date of termination and his full target bonus for such year, pro-rata to the date of termination, plus a lump sum payment equal to 24 months' full target bonus. If Mr. Odum terminates the agreement for good reason other than a change of control, he is entitled to instalment payments equal to 24 months' base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. The agreement also provides for one year post-employment restrictive covenants.

  Other Agreements

   We entered into a settlement agreement on May 14, 2001, with International Minerals and Resources, S.A. (IMR), International Shipping Company, S.A. (ISR), Shimon Katz, Bomar Resources Incorporated and Bomar Resources Holdings, Incorporated pursuant to which we agreed to pay a total of $17.5 million to IMR and ISR in final settlement of certain claims related to Bomar Resources Inc., a former indirect subsidiary of Enodis. Of the $17.5 million, $10 million was paid on May 14, 2001 and $7.5 million was paid on October 1, 2001.

   We are a party to a deposit agreement dated July 11, 2000 with The Bank of New York and all owners and holders from time to time of our ADRs pursuant to which The Bank of New York acts as depository and registrar for our ADRs. Generally, the depository will issue and register ADRs as requested against the deposit of Ordinary Shares with its London or coporate trust office and upon payment of fees, expenses and taxes. The depository will also deliver the underlying Ordinary Shares as requested against the deposit of our ADRs for cancellation and upon payment of fees, expenses and taxes.

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

Taxation

   The following section is a general summary of the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs and, except as provided explicitly below, ordinary shares, to U.S. Holders. For these purposes, "U.S. Holders" are beneficial owners of ADSs or, where relevant, ordinary shares, who are any of the following:

    . citizens or residents of the United States for U.S. federal income tax purposes who are not also resident or, in the case of individuals, ordinarily resident, in the U.K. for U.K. tax purposes;

    . corporations created or organized in or under the laws of the U.S. or any State thereof;

    . estates the income of which is subject to U.S. federal income taxation regardless of its source;

    . trust: if a court within the United States is able to exercise primary supervision over their administration and control and one or more of the U.S. fiduciaries have the authority to control all of their substantial decisions, or trusts that have made a valid election under U.S. Treasury Regulations to be treated as domestic trusts; or

    . partnership to the extent that the interests therein are held by any of the above.

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

   This summary is of a general nature and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. It deals only with ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax, and persons holding ADSs or, where relevant, ordinary shares as part of a hedging, straddle, conversion or constructive sale transaction) who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment of U.S. Holders who may own, directly or by attribution, 10% or more of our outstanding voting share capital.

   Prospective purchasers of our ADSs are advised to consult with their own tax advisors with respect to U.S. federal, state and local tax consequences, as well as with respect to the U.K. and other foreign tax consequences, of the ownership of our ADSs applicable in their particular tax situations.

   For purposes of the conventions and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders will be treated as the owners of the ordinary shares represented by ADSs.

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

   For U.S. federal income tax purposes, the gross amount of a distribution (a) will be included in gross income by a U.S. Holder (at the dollar value of the payment, on the date of the receipt by the depositary, regardless of whether the payment is translated into dollars) and (b) will be treated as ordinary foreign source dividend income to the extent paid out of our current accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the ADSs and thereafter as capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations. Any difference between the dollar amount included in income and the dollar amount actually received may constitute ordinary foreign currency gain or loss.

   No U.K. withholding tax is payable in respect of dividends on our ordinary shares or ADSs, except by way of a deduction in calculating the tax credit under applicable double taxation treaties. (See below with respect to the Income Tax Treaty). An individual who is the beneficial owner of our ADSs and who resides in the U.K. is treated, for U.K. income tax purposes, as having taxable income equal to the amount of a dividend paid to him, plus a U.K. tax credit. The U.K. tax credit is an amount equal to one-ninth of the dividend received. The U.K. tax credit is not available to be refunded to him if it exceeds his overall income tax liability.

   Dividends received by a U.S. Holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to certain conditions and limitations, U.K. tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally would constitute "passive income", or, in the case of certain U.S. Holders, "financial services income".

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

   Upon the sale or other disposition of an ADS, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or disposition (at the dollar value) and the U.S. Holder's adjusted tax basis in the ADS. This gain or loss will be U.S. source capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ADS for more than one year.

   If a U.S. Holder receives foreign currency upon a sale or disposition of ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be U.S. source income or loss for foreign tax credit limitation purposes.

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

Backup Withholding and Information Reporting

   The relevant paying agents for ADSs must comply with U.S. information reporting requirements in connection with dividend payments or other taxable distributions made within the U.S. on ADSs to a non-corporate U.S. Holder. In addition, "backup withholding" under U.S. federal income tax law generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number, certifies its non-U.S. status under penalties of perjury or otherwise certifies that the beneficial owner is not subject to backup withholding.

   Payment of the proceeds from sale of the shares to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting requirements, unless the beneficial owner provides an accurate taxpayer identification number or establishes an exemption from backup withholding, as described in the preceding paragraph. In general, neither U.S. backup withholding nor information reporting will apply to a payment of sale proceeds made outside United States through an office outside the United States of a non-U.S. broker. Special rules may require information reporting in the case of payments of sale proceeds made outside the U.S. through a broker that is a U.S. person or otherwise connected with the United States.

   Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filling the appropriate claim for refund with the U.S. Internal Revenue.

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

   Whenever a reference is made in this report to any material contract or other document to which we are a party, you should refer to the exhibits that are a part of this report for a complete copy of the contract or document. You may request copies of these exhibits, and we will provide them at no cost, by writing or telephoning us at Washington House, 40-41 Conduit Street, London W1S 2YQ, U.K., attention Mr. David Hooper, Company Secretary (telephone: (44) 207-304-6000) or at the Enodis Technology Center, 2227 Welbilt Blvd., New Port Richey, Florida 34655, U.S.A., attention Ms. Michelle Nova (telephone:
727-375-7010).

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to market risks from changes in foreign currency exchange rates and interest rates. We monitor and manage these risks as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce their potentially adverse effects on our results. As a result, we do not anticipate any material losses in these areas.

   We operate a central treasury function that controls all decisions and commitments regarding cash management, arrangement of borrowing facilities, banking relationships and foreign currency commitments. Our treasury operations are conducted within a framework that has been authorized by the board of directors to regulate the approval levels and the scope of decision making of the central treasury function. Monthly reports from subsidiaries have been established to ensure that treasury-related activities are appropriately managed.

   To reduce our currency translation and interest rate risks, we selectively use a number of financial instruments. We do not use financial instruments for trading or speculative purposes.

  Interest Rate Risk

   We are exposed to interest rate risk primarily due to our borrowing activities, the majority of which are denominated in U.S. dollars. Our long term floating rate borrowings amounted to (Pounds)398.9 million at September 29, 2001.

   To reduce the impact of changes in interest rates on these borrowings, we hedge a portion of our long term floating rate borrowings for a period of up to three years. Accordingly, we have contracted with major financial institutions for:

    . a number of forward interest rate agreements, each of which has a pre-set interest rate for a specified future period; and

    . interest rate swap agreements, where we have agreed to exchange the difference between a fixed rate and a variable rate, as applied to the principal amounts stated in the agreements.

   At September 29, 2001, and September 30, 2000, respectively, approximately 82.6% and 79.8% of our long term indebtedness accrued interest at rates that fluctuate with prevailing interest rates and, accordingly, increases in these rates may increase our interest payment obligations. At September 29, 2001, after adjusting for the effect of the above agreements, we had long term fixed and floating rate borrowings of (Pounds)69.2 million and (Pounds)329.6 million, respectively. A hypothetical 100-basis point increase in the interest rates associated with our borrowings, as of September 29, 2001, would reduce our net income by (Pounds)3.3 million.

   Following completion of the new financing arrangements, we intend to hedge approximately 75% of our outstanding long term floating rate borrowings. The long term notes we propose to offer will bear interest at a fixed rate.

  Foreign Currency Risk

   Substantial portions of our revenues and expenses are denominated in currencies other than pounds sterling, particularly the U.S. dollar. Fluctuations in the values of these currencies compared to the pound sterling may affect our financial condition and results of operations and ability to repay debt required to be paid in British pounds sterling. In order to mitigate the impact of fluctuations in foreign currencies, we borrow in the same currencies as the capital employed in our main overseas operating units, thereby employing a degree of natural hedging. In addition, in certain circumstances, foreign exchange contracts are also used to match the currency of our borrowings to the currencies used by our main overseas operating units.

   A portion of foreign currency requirements for sales transactions between our subsidiaries and our obligations to or from third parties are hedged through forward currency agreements with terms generally of less than one year. We do not enter into foreign currency transactions for speculative purposes. We monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged include the U.S. dollar, euro and Canadian dollar. We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. Wherever possible, we seek to minimize this exposure through the matching of local currency borrowings and assets.

   At September 29, 2001, and September 30, 2000, we had foreign currency forward contracts maturing at various dates to sell (Pounds)96.6 million and (Pounds)29.1 million, respectively, in various foreign currencies. The fair value of the forward contracts is the amount that we would receive or pay to terminate the contracts. In order to terminate these agreements at September 29, 2001, and September 30, 2000, we would have recognized gains of (Pounds)4.3 million and of (Pounds)0.3 million, respectively.

   At September 29, 2001, 92.2% of our net debt was denominated in U.S. dollars, 2.8% was denominated in British pounds sterling, and 5.0% was denominated in other currencies, primarily euro. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for Fiscal 2001 was a loss of (Pounds)1.7 million. This adjustment is included in our statement of shareholders' equity under the heading "Accumulated Other Comprehensive Loss."

   A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

    . reduce our net income at September 29, 2001, by (Pounds)2.6 million, mainly due to U.S. dollar exposure; and

    . reduce our net assets at September 29, 2001, by (Pounds)3.7 million, mainly due to U.S. dollar and euro exposure.

   A hypothetical 10% weakening of the pound against all currencies in which our international net earnings and net assets are denominated would:

    . increase our net income at September 29, 2001, by (Pounds)2.6 million, mainly due to U.S. dollar exposure; and

    . increase our net assets at September 29, 2001, by (Pounds)3.7 million, mainly due to U.S. dollar and euro exposure.

   In connection with the new financing arrangements, we will seek to have borrowings denominated in currencies that reflect the profile of the capital employed in our overseas operating units, in order to reduce the risk of adverse currency movements on our net assets. Borrowings under our term loan are denominated in U.S. dollars, while borrowings under the bridge loan agreement are denominated in British pounds sterling. We plan to hedge a portion of the bridge loan into U.S. dollars and euros. Borrowings under our revolving credit facility can, at our option, be denominated in a number of currencies, including U.S. dollars, British pounds sterling and euros.

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

  Description

   Enodis plc Consolidated Financial Statements as at September 30, 2000 and September 29, 2001 and for the three years in the period ended September 29, 2001:

Independent Auditors' Report.................................................       F-1
Consolidated Statement of Profit and Loss Accounts...........................       F-2
Consolidated Balance Sheets..................................................       F-3
Consolidated Statement of Cash Flows and Notes to the Consolidated Cash Flows   F-4-F-5
Consolidated Statement of Total Recognized Gains and Losses..................       F-6
Consolidated Statement of Movement in Equity Shareholders' Funds.............       F-6
Notes to Consolidated Financial Statements................................... F-7-F-[.]
Schedule II -- Valuation and Qualifying Accounts and Reserves................     F-[.]

Item 19.  Exhibits

Exhibit No. Description of Document
----------- -----------------------
   1.1      Certificate of Incorporation, as amended, and Memorandum of Association of the Registrant, as amended.*
   1.2      Articles of Association of the Registrant, as amended.
   4.1      The Registrant's Executive Share Option Scheme (1984).*
   4.2      The Registrant's Executive Share Option Scheme (1993).*
   4.3      The Registrant's Executive Share Option Scheme (1995).*
   4.4      Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and
            all owners and holders from time to time of ADRs issued thereunder, including the form of
            ADR.*
   4.5      The Registrant's Employee Stock Purchase Plan and Form of Subscription Agreement.**
   4.6      The Registrant's Share Matching Scheme.**
   4.7      Agreement for purchase of Merrychef among the Registrant, 3i Nominees Limited and others dated June 14, 2000.
   4.8      Stock Purchase Agreement for Jackson MSC between the Registrant and Ecolab Inc. dated
            November 9, 2000.
   4.9      The Registrant's amended 2001 Executive Share Option Scheme, as amended.
   4.10     Credit Facilities Agreement among the Registrant, Credit Suisse First Boston and the Royal Bank
            of Scotland plc and others dated February 20, 2002.
   4.11     Bridge Loan Agreement among the Registrant, Credit Suisse First Boston and The Royal Bank of
            Scotland plc and others dated February 20, 2002.
   4.12     Agreement for the sale of Sammic, among the Registrant and Asociacion Kaiseri 99, SL dated
            December 13, 2001.
   4.13     Underwriting agreement among the Registrant, Credit Suisse First Boston (Europe) Limited and
            Credit Suisse First Boston Equities Limited dated February 20, 2002.
   4.14     Agreement for sale of Magnet Limited and related entities among the Registrant, Inhoco 2297
            Limited and Nobia AB, among others, dated April 20, 2001 and amendments to that agreement dated June 14, 2001 and December 17, 2001.
   4.15     Vendor Loan Agreement between the Registrant and Nobia AB dated June 14, 2001.
   4.16     Settlement agreement among International Minerals and Resources SA, Bomar Resources Inc.,
            Bomar Resources Holdings, Inc. and the Registrant, dated as of May 14, 2001.
   4.17     Service Contract between the Registrant and Andrew Allner, effective November 2, 2001.
   4.18     Employment agreement between the Registrant and David McCulloch, dated as of October 1,
            2001.
   4.19     Employment agreement between the Registrant and David Odum, dated as of October 1, 2001.
   4.20     The Registrant's Sharesave Scheme 2002.
   4.21     Intercreditor agreement among Nobia AB, the Registrant and others dated April 20, 2001.
   8.1      Significant Subsidiaries.

To the Board of Directors of Enodis plc

   We have audited the accompanying consolidated balance sheets of Enodis plc and subsidiaries (collectively, "the Group") as at September 30, 2000, and September 29, 2001, and the related consolidated statements of profit and loss accounts, cash flows, total recognized gains and losses and movements in equity shareholders' funds for each of the three years in the period ended September 29, 2001, all expressed in pounds sterling. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and the financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at September 30, 2000, and September 29, 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

   Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of profit/(loss) for each of the three years in the period ended September 29, 2001, and the determination of equity shareholders' funds as at September 30, 2000, and September 29, 2001, to the extent summarized in
Note 29 to the consolidated financial statements.

DELOITTE & TOUCHE

Charted Accountants and Registered Auditors
London, England
November 21, 2001, except for Note 30 as to which the date is February 20, 2002

                                  ENODIS PLC

              CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNTS

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

                                                                           1999                           2000
                                                      ---------------------------------------------   -------------
                                                                     Exceptional
                                                          Pre-          items
                                                Notes  exceptional    (Note 5)           Total            Total
                                                ----- -------------  -----------     -------------    -------------
                                                                                     (in millions except share data)
Turnover                                           2
 Food equipment................................       (Pounds)489.7  (Pounds)--      (Pounds)489.7    (Pounds)884.5
 Property......................................                 1.0          --                1.0             19.9
                                                      -------------  ----------      -------------    -------------
 Continuing operations.........................               490.7          --              490.7            904.4
 Discontinued operations.......................               265.6          --              265.6            275.7
                                                      -------------  ----------      -------------    -------------
                                                              756.3          --              756.3          1,180.1
                                                      =============  ==========      =============    =============
Profit from operations
 Food equipment................................                66.6        (6.0)              60.6            111.5
 Property......................................                 0.2          --                0.2              8.4
 Corporate costs...............................                (6.2)         --               (6.2)            (7.3)
                                                      -------------  ----------      -------------    -------------
 Continuing operations.........................                60.6        (6.0)              54.6            112.6
 Discontinued operations.......................                24.0          --               24.0             27.1
                                                      -------------  ----------      -------------    -------------
                                                               84.6        (6.0)              78.6            139.7
                                                      =============  ==========      =============    =============
 Goodwill amortization/ impairment.............                (2.7)         --               (2.7)           (21.4)
Operating profit/(loss)                          2,4
 Continuing operations.........................                57.9        (6.0)              51.9             91.2
 Discontinued operations.......................                24.0          --               24.0             27.1
                                                      -------------  ----------      -------------    -------------
                                                               81.9        (6.0)              75.9            118.3
 Profit on disposal of businesses..............    5             --          --                 --               --
 Profit on disposal of property fixed assets...                 4.1          --                4.1              3.0
                                                      -------------  ----------      -------------    -------------
                                                               86.0        (6.0)              80.0            121.3
 Net interest payable and similar charges......    8          (13.3)         --              (13.3)           (37.5)
                                                      -------------  ----------      -------------    -------------
 Profit/(loss) on ordinary activities before
   taxation....................................                72.7        (6.0)              66.7             83.8
 Tax on profit/(loss) on ordinary activities...    9           (5.9)         --               (5.9)           (14.2)
                                                      -------------  ----------      -------------    -------------
 Profit/(loss) on ordinary activities after
   taxation....................................                66.8        (6.0)              60.8             69.6
 Equity minority interest......................                  --          --                 --             (0.3)
                                                      -------------  ----------      -------------    -------------
 Profit/(loss) for the period..................                66.8        (6.0)              60.8             69.3
 Equity dividends..............................   10          (24.1)         --              (24.1)           (33.9)
                                                      -------------  ----------      -------------    -------------
   Retained profit/(loss)......................        (Pounds)42.7    (Pounds)(6.0)  (Pounds)36.7     (Pounds)35.4
                                                      =============  ==========      =============    =============

                                                                        2001
                                                ----------------------------------------------
                                                               Exceptional
                                                    Pre-          items                                Total
                                                 exceptional    (Note 5)             Total            (Note 1)
                                                -------------  -----------       -------------        --------

Turnover
 Food equipment................................ (Pounds)887.2  (Pounds)--        (Pounds)887.2        $1,303.4
 Property......................................          16.6          --                 16.6            24.4
                                                -------------  ----------        -------------        --------
 Continuing operations.........................         903.8          --                903.8         1,327.8
 Discontinued operations.......................         177.3          --                177.3           260.5
                                                -------------  ----------        -------------        --------
                                                      1,081.1          --              1,081.1         1,588.3
                                                =============  ==========        =============        ========
Profit from operations
 Food equipment................................          90.7       (43.4)                47.3            69.5
 Property......................................           9.0          --                  9.0            13.2
 Corporate costs...............................          (8.9)      (24.1)               (33.0)          (48.5)
                                                -------------  ----------        -------------        --------
 Continuing operations.........................          90.8       (67.5)                23.3            34.2
 Discontinued operations.......................           9.1          --                  9.1            13.4
                                                -------------  ----------        -------------        --------
                                                         99.9       (67.5)                32.4            47.6
                                                =============  ==========        =============        ========
 Goodwill amortization/ impairment.............         (23.0)     (100.0)              (123.0)         (180.7)
Operating profit/(loss)
 Continuing operations.........................          67.8      (167.5)               (99.7)         (146.5)
 Discontinued operations.......................           9.1          --                  9.1            13.4
                                                -------------  ----------        -------------        --------
                                                         76.9      (167.5)               (90.6)         (133.1)
 Profit on disposal of businesses..............            --        23.5                 23.5            34.5
 Profit on disposal of property fixed assets...            --          --                   --
                                                -------------  ----------        -------------        --------
                                                         76.9      (144.0)               (67.1)          (98.6)
 Net interest payable and similar charges......         (36.1)       (5.8)               (41.9)          (61.5)
                                                -------------  ----------        -------------        --------
 Profit/(loss) on ordinary activities before
   taxation....................................          40.8      (149.8)              (109.0)         (160.1)
 Tax on profit/(loss) on ordinary activities...          (8.6)        2.0                 (6.6)           (9.7)
                                                -------------  ----------        -------------        --------
 Profit/(loss) on ordinary activities after
   taxation....................................          32.2      (147.8)              (115.6)         (169.8)
 Equity minority interest......................          (0.3)         --                 (0.3)           (0.5)
                                                -------------  ----------        -------------        --------
 Profit/(loss) for the period..................          31.9      (147.8)              (115.9)         (170.3)
 Equity dividends..............................          (4.8)         --                 (4.8)           (7.0)
                                                -------------  ----------        -------------        --------
   Retained profit/(loss)......................  (Pounds)27.1    (Pounds)(147.8)      (Pounds)(120.7) $ (177.3)
                                                =============  ==========        =============        ========

                                                                                  2001
                                                            1999  2000  2001    (Note 1)
                                                            ----  ----  -----   --------
Earnings/(loss) per share                       11
 Basic earnings/(loss) per share..........................  38.7p 29.6p (46.5)p  $(0.68)
 Adjusted basic earnings per share........................  41.6p 37.4p  22.1p   $ 0.32
 Diluted earnings/(loss) per share........................  27.7p 27.7p (46.5)p  $(0.68)
 Adjusted diluted earnings per share......................  29.6p 35.0p  22.0p   $ 0.32

  The accompanying notes form an integral part of these financial statements.

                                  ENODIS PLC

                          CONSOLIDATED BALANCE SHEETS

               As at September 30, 2000, and September 29, 2001

                                                                                      2001
                                                Notes     2000           2001       (Note 1)
                                                ----- -------------  -------------  --------
                                                                  (in millions)
Fixed assets
 Intangible fixed assets--goodwill.............  12   (Pounds)412.7  (Pounds)310.2  $ 455.7
 Tangible fixed assets.........................  13           171.8          111.4    163.6
 Investments...................................  14             7.2            6.2      9.1
                                                      -------------  -------------  -------
                                                              591.7          427.8    628.4
                                                      =============  =============  =======
Current assets
 Stocks........................................  15           153.1          105.6    155.1
 Debtors.......................................  16           221.1          200.7    294.9
 Cash at bank and in hand......................                28.5           39.4     57.9
                                                      -------------  -------------  -------
                                                              402.7          345.7    507.9
                                                      =============  =============  =======
Creditors falling due within one year
 Borrowings....................................  17           (90.4)          (2.4)    (3.5)
 Other creditors...............................  17          (276.9)        (225.1)  (330.7)
                                                             (367.3)        (227.5)  (334.2)
Net current assets.............................                35.4          118.2    173.7
                                                      -------------  -------------  -------
Total assets less current liabilities..........   2           627.1          546.0    802.1
                                                      =============  =============  =======
Financed by:
 Creditors falling due after more than one year  18           366.6          398.9    586.0
 Provisions for liabilities and charges........  21            45.6           59.1     86.8
                                                      -------------  -------------  -------
                                                              412.2          458.0    672.8
                                                      =============  =============  =======
Capital and reserves
 Called up share capital.......................  22           125.0          125.1    183.8
 Share premium account.........................  23           238.9          239.0    351.1
 Profit and loss account.......................  23          (150.1)        (276.9)  (406.8)
                                                      -------------  -------------  -------
 Equity shareholders' funds....................               213.8           87.2    128.1
 Equity minority interests.....................                 1.1            0.8      1.2
                                                      -------------  -------------  -------
                                                      (Pounds)627.1  (Pounds)546.0  $ 802.1
                                                      =============  =============  =======

  The accompanying notes form an integral part of these financial statements.

                                  ENODIS PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

                                                                                                                     2001
                                                             Notes     1999          2000               2001       (Note 1)
                                                             ----- ------------  -------------      -------------  --------
                                                                                        (in millions)
Net cash inflow from operating activities before exceptional
  items.....................................................   a   (Pounds)88.3  (Pounds)160.5      (Pounds)120.8  $ 177.5
Net cash outflow from operating exceptional items...........   a             --             --              (27.8)   (40.8)
                                                                   ------------  -------------      -------------  -------
       Net cash flow from operating activities..............   a           88.3          160.5               93.0    136.7
                                                                   ============  =============      =============  =======
Return on investments and servicing of finance
Interest paid...............................................              (13.4)         (37.5)             (40.9)   (60.1)
Taxation
Overseas and U.K. tax paid..................................               (8.3)         (10.2)              (6.0)    (8.8)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets...................              (32.5)         (32.1)             (23.7)   (34.8)
Receipts from sale of tangible fixed assets.................               15.7            8.2                7.4     10.9
Payments to acquire fixed asset investments.................               (0.6)           0.6                 --       --
Receipts from other disposals...............................                0.5             --                 --       --
                                                                   ------------  -------------      -------------  -------
                                                                          (16.9)         (23.3)             (16.3)   (23.9)
                                                                   ============  =============      =============  =======
Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests..  24         (240.2)         (47.8)             (25.8)   (37.9)
Net cash acquired with subsidiary undertakings..............                9.5             --                 --       --
Sale of subsidiary undertakings.............................                 --             --               98.6    144.9
Investment in joint venture.................................  14           (2.3)          (0.4)                --       --
                                                                   ------------  -------------      -------------  -------
                                                                         (233.0)         (48.2)              72.8    107.0
                                                                   ============  =============      =============  =======
Equity dividends paid.......................................              (15.7)         (28.6)             (28.2)   (41.4)
Cash (outflow)/inflow before use of liquid resources and
  financing.................................................             (199.0)          12.7               74.4    109.5
Management of liquid resources*
Cash transferred from term deposits.........................               25.2            1.0                 --       --
Financing
Issue of shares.............................................  22            2.7            0.6                0.2      0.3
Redemption of CULS..........................................                 --           (1.1)                --       --
Additional net borrowings...................................               15.8            0.6              398.3    585.1
(Repayment of)/increase in term loan........................              373.8          (32.4)            (385.7)  (566.6)
Deferred financing costs....................................               (6.5)            --                 --       --
Net increase/(decrease) in other loans......................             (201.7)          19.2              (72.8)  (107.0)
Capital element of finance lease repayments.................               (0.7)          (0.7)              (0.6)    (0.9)
                                                                   ------------  -------------      -------------  -------
                                                                          183.4          (13.8)             (60.6)   (89.1)
                                                                   ============  =============      =============  =======
Increase/(decrease) in cash in the period...................        (Pounds)9.6       (Pounds)(0.1)  (Pounds)13.8  $  20.4
                                                                   ============  =============      =============  =======

--------
* Enodis Group includes as liquid resources term deposits with a maturity less than 90 days.

  The accompanying notes form an integral part of these financial statements.

                                  ENODIS PLC

              NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

(a) Reconciliations of operating profit/(loss) to net cash inflow from operating activities




                                                 Notes     1999          2000
                                                 ----- ------------  -------------
                                                          (in millions)
Operating profit/(loss).........................   2   (Pounds)75.9  (Pounds)118.3
Scotsman restructuring costs (exceptional items)                6.0             --
Depreciation....................................               18.8           23.8
Amortization of goodwill........................                2.7           21.4
Gain on sale of fixed assets....................               (0.3)          (0.3)
Provisions (net)................................               (0.5)          (4.6)
Decrease/(increase) in stocks...................                1.1           (0.5)
(Increase)/decrease in debtors..................               (2.8)           6.0
(Decrease)/increase in creditors................              (12.6)          (3.6)
                                                       ------------  -------------
 Net cash inflow/(out flow) from operating
   activities...................................       (Pounds)88.3  (Pounds)160.5
                                                       ============  =============

                                                                       2001
                                                ----------------------------------------------
                                                                Exceptional
                                                Pre-exceptional    items             Total
                                                --------------- ----------------  ------------
                                                                  (in millions)
Operating profit/(loss).........................  (Pounds)76.9   (Pounds)(167.5)      (Pounds)(90.6)
Scotsman restructuring costs (exceptional items)            --         --                   --
Depreciation....................................          22.7         --                 22.7
Amortization of goodwill........................          23.0      100.0                123.0
Gain on sale of fixed assets....................          (1.7)        --                 (1.7)
Provisions (net)................................          (6.0)      16.5                 10.5
Decrease/(increase) in stocks...................          12.1        0.5                 12.6
(Increase)/decrease in debtors..................          10.7         --                 10.7
(Decrease)/increase in creditors................         (16.9)      22.7                  5.8
                                                 -------------   --------         ------------
 Net cash inflow/(out flow) from operating
   activities................................... (Pounds)120.8   (Pounds)(27.8)   (Pounds)93.0
                                                 =============   ========         ============

(b)  Reconciliations of net cash flow to movement in net debt

                                                                              1999              2000              2001
                                                                           -----------        --------        ------------
                                                                                               (in millions)
Increase/(decrease) in net cash in the period............................. (Pounds)9.6        (Pounds)(0.1)   (Pounds)13.8
Cash inflow from decrease in liquid resources.............................       (25.2)             --                  --
Loans and finance leases acquired with subsidiary undertakings............      (228.2)           (0.8)               (0.7)
Cash outflow from capital element of finance lease payments...............         0.7             0.7                 0.6
Repayment of/(increase in) other loans....................................       201.7           (19.2)                5.4
Borrowings repaid/(additional borrowings).................................      (389.6)           31.8                54.8
Conversion of convertible unsecured loan stock ("CULS") to ordinary shares       136.0            93.3                  --
Cash redemption of CULS...................................................          --             1.1                  --
Translation adjustment....................................................        16.2           (42.3)               (5.6)
Movement in net debt......................................................      (278.8)           64.5                68.3
Net debt at start of period...............................................      (219.9)         (498.7)             (434.2)
                                                                           -----------        --------        ------------
 Net debt at end of period................................................    (Pounds)(498.7) (Pounds)(434.2)     (Pounds)(365.9)
                                                                           ===========        ========        ============

(c)  Reconciliations of net debt to balance sheet

                                                           1999          2000                2001
                                                       ------------  ------------        ------------
                                                                           (in millions)
Cash at bank and in hand.............................. (Pounds)26.7  (Pounds)28.5        (Pounds)39.4
Current borrowing.....................................        (78.2)        (90.4)               (2.4)
Exclude current proportion of deferred financing costs         (1.4)         (1.2)               (1.1)
Current net debt......................................        (52.9)        (63.1)               35.9
Long term lease obligations...........................         (0.7)         (0.5)               (1.2)
Long term debt........................................       (350.7)       (370.6)             (400.6)
CULS..................................................        (94.4)           --                  --
                                                       ------------  ------------        ------------
 Net debt at end of period............................       (498.7)     (Pounds)(434.2)     (Pounds)(365.9)
                                                       ============  ============        ============

(d)  Analysis of movements in net debt

                                                                        Acquired
                                                            Cash          with         Translation
                                        2000                flow      subsidiaries     adjustments        2001
                                    ------------        ------------  ------------     -----------    ------------
                                                                        (in millions)
Cash............................... (Pounds)28.5        (Pounds)13.8   (Pounds)--       (Pounds)(2.9) (Pounds)39.4
Borrowings due within one year.....        (92.1)               86.8           --            1.8              (3.5)
Revolving multi-currency facilities
 Old...............................        (64.5)               67.4           --           (2.9)               --
 New...............................           --              (398.3)          --           10.8            (387.5)
Term loan..........................       (287.3)              298.9           --          (11.6)               --
Other long term debt...............        (18.8)                6.0         (0.7)          (0.8)            (14.3)
                                    ------------        ------------   ----------       --------      ------------
 Net (debt)/funds..................     (Pounds)(434.2) (Pounds)74.6     (Pounds)(0.7)  (Pounds)(5.6)     (Pounds)(365.9)
                                    ============        ============   ==========       ========      ============

         CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                                                                                                2001
                                                                        1999         2000       2001          (Note 1)
                                                                    ------------ ------------ --------        --------
                                                                                      (in millions)
Profit/(loss) for the period....................................... (Pounds)60.8 (Pounds)69.3 (Pounds)(115.9) $(170.3)
Negative goodwill written back on disposals, previously written off           --           --     (4.4)          (6.5)
Foreign currency translation adjustments...........................          1.1          1.3     (1.7)          (2.5)
                                                                    ------------ ------------ --------        -------
 Total recognized gains and losses for the period.................. (Pounds)61.9 (Pounds)70.6 (Pounds)(122.0) $(179.3)
                                                                    ============ ============ ========        =======

      CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

                                                                                                                       2001
                                                                        1999          2000           2001            (Note 1)
                                                                    ------------  -------------  ------------        --------
                                                                                          (in millions)
Profit/(loss) for the period....................................... (Pounds)60.8   (Pounds)69.3      (Pounds)(115.9) $(170.3)
Negative goodwill written back on disposals, previously written off           --             --          (4.4)          (6.5)
Foreign currency translation adjustments...........................          1.1            1.3          (1.7)          (2.5)
Total recognized gains and losses..................................         61.9           70.6        (122.0)        (179.3)
Dividends..........................................................        (24.1)         (33.9)         (4.8)          (7.0)
Shares issued......................................................        135.9           92.2           0.2            0.3
Net increase/(decrease) in equity shareholders' funds in the period        173.7          128.9        (126.6)        (186.0)
Opening equity shareholders' funds.................................        (88.8)          84.9         213.8          314.1
 Closing equity shareholders' funds................................ (Pounds)84.9  (Pounds)213.8  (Pounds)87.2        $ 128.1

  The accompanying notes form an integral part of these financial statements.

                                  ENODIS PLC

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

1.  Accounting policies

   Enodis plc ("Enodis") and its subsidiaries (collectively the "Group") operate in two principal areas: food service equipment--which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation and warewashing equipment used by commercial and institutional food service operators; and, food retail equipment--which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores. The Group's customers are dispersed throughout the world with the majority located in North America and Western Europe.

   Basis of accounting. The financial statements have been prepared under the historical cost method and comply in all respects with applicable Accounting Standards in the United Kingdom. These principles differ in certain respects from the accounting principles in the United States of America, see Note 29.

   Continuing operations include the results of those operations that are to be retained by the Group. Discontinued operations are those businesses whose sale or termination has been completed prior to the period end. During 2001, Enodis disposed of its Building and Consumer Products Division ("BCP") and as such, the results of operations and related disclosures have been restated to reflect BCP as a discontinued operation.

   Basis of consolidation. These financial statements consolidate the financial statements of Enodis and all its subsidiary companies. All intercompany balances and transactions have been eliminated in consolidation. Such consolidated financial statements include, as appropriate, the financial position and the results of operations of acquired businesses since the dates of such respective acquisitions. Unconsolidated companies that are 20% to 50% owned are accounted for by the equity method.

   Fiscal year. The Group reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal years 2001 and 2000 contained 52 weeks. Fiscal year 1999 contained 53 weeks.

   Convenience translation. The consolidated financial statements are presented in millions of Great Britain pounds ("(Pounds)" or "GBP"). In addition, the consolidated financial statements as at and for the 52 weeks ended September 29, 2001 are also presented in U.S. dollars ("$" or "USD"). These USD amounts are presented solely for the convenience of the reader at the rate of (Pounds)1.00 = USD 1.4691, the noon buying rate of the United States (U.S.) Federal Reserve Bank as at December 28, 2001. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

   Other fixed asset investments. Other fixed asset investments represent unlisted investments. Such investments are shown at cost less amounts written off. Income, in the form of dividends, is recognized upon receipt.

   Acquisitions and disposals. On the acquisition of a business, including an interest in an associate, fair values are attributed to the Group's share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets", goodwill arising on the acquisition of subsidiaries is capitalized in the Group balance sheet in the period of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

   Earnings/(loss)per share. Basic earnings/(loss) per share exclude dilution and is computed by dividing profit/(loss) for the period by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   Cash at bank and in hand. The Group considers all highly liquid investments with maturities of three months or less to be cash at bank and in hand.

   Goodwill and intangible fixed assets. Goodwill arising on acquisitions has been capitalized and is amortized on a straightline basis over a period of 20 years; the Directors regard 20 years as a reasonable maximum for the estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. FRS 10 does not require reinstatement of goodwill previously eliminated against reserves; in accordance with FRS 10 such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

   Tangible fixed assets. Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write-off the cost or valuation of each asset, predominantly on a straight line basis, over its expected useful life as follows:

    .  Freehold land: nil.

    .  Freehold and long leasehold buildings: 1%-2%.

    . Short leasehold properties: over the lesser of unexpired period of the lease or economic life.

    .  Plant and equipment: 10%-33/ 1/3%. /

   Leases. Assets acquired under finance leases are capitalized and depreciated over the shorter of the lease term and the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

   Stocks. Stocks are stated at the lower of cost and net realizable value using the first-in, first-out method. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads. In addition, included in stocks is land held for development and sale. This land is stated at cost unless an impairment has occurred, in which case the land is reduced to its estimated fair market value.

   Turnover. Turnover is the gross value of sales, including shipping and handling fees, less discounts and allowances, and excluding value added tax.

   Revenue recognition. Revenue from product sales is recognized when evidence of an arrangement exists, title to finished goods has passed to the customer, the price is fixed and determinable and collectibility is reasonably assured. Service revenue is recognized when services are rendered. Property revenue is recognized upon completion of the sale when the profit is determinable and the earnings process is complete.

   Research and development. Research and development is written off as incurred. Research and development expenditures for Fiscal 1999, 2000 and 2001 were (Pounds)8.9 million, (Pounds)13.6 million and (Pounds)13.8 million, respectively.

   Marketing costs. Marketing costs are reported in cost of sales and include costs of advertising and other marketing activities. Such costs are expensed as incurred and were (Pounds)6.5 million, (Pounds)10.7 million and (Pounds)10.9 million in Fiscal 1999, 2000 and 2001, respectively, as they relate to continuing operations.

   Taxation. Corporation tax payable is provided on taxable profits at the current rate. Credit is taken for Advance Corporation Tax written off in previous years when it is recoverable against current corporation tax liabilities. Deferred taxation is provided using the liability method to the extent that it is probable a liability will crystallize.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   Pension costs. It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries' valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

   Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees' estimated service lives within the Group. Contributions to defined contribution schemes are charged to the profit and loss account on an accrual basis.

   Foreign currency translation. Transaction differences arising from exchange rate variations on trading transactions are included in operating profit. Overseas profits remitted to the U.K. during the period are dealt with at actual rates of exchange.

   The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long term foreign currency borrowings used to finance overseas investment.

   Recoverability of long-lived assets. The Group evaluates the carrying amounts and periods over which long-lived tangible and intangible assets are depreciated or amortized, at each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset.

   Debt issuance costs. Debt issuance costs are classified within net borrowings and are amortized using the effective interest method over the respective lives of the related debt.

   Warranty provision. The Group's warranty policy generally provides that its products are free from defects in material and workmanship for a specified period of time from the date of purchase or installation, which varies dependent upon the product sold. The warranty does not cover any losses or damage that occur as a result of improper use or neglect. The Group accrues for the estimated cost of warranty coverage and returns at the time the sale is recorded.

   Environmental liabilities. The Group's operations and products are subject to various international regulatory requirements relating to environmental protection. It is the Group's policy to comply fully with all such applicable requirements. The Group may be subject to potential liabilities for the costs of environmental remediation at currently or previously owned or operated sites or sites to which it, or predecessor owners, transported materials.

   It is the Group's policy to accrue for the estimated cost of environmental matters, on a nondiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties. Such claims are recognized as receivables only if realization is probable.

   Reclassifications. Certain reclassifications have been made to the 1999 and 2000 financials in order to conform to the 2001 presentation.

   Use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

reporting period. Significant accounting estimates include inventory provisions, allowance for bad debts, warranty provisions, useful lives, sales returns and impairment calculations. Actual results could differ from those estimates.

   Concentration of credit risk. Financial instruments which potentially subject the Group to concentrations of credit risk consist primarily of cash at bank and in hand, trade accounts receivable, interest rate agreements, and foreign exchange contracts. The Group mitigates such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange and interest rate contracts to qualified financial institutions, and reduces accounts receivable risk by performing periodic credit evaluations.

   Recently issued U.K. accounting standards. In November 2000, the U.K. Accounting Standards Board ("ASB") issued FRS 17, "Retirement Benefits" relating to accounting for pension costs and other post-retirement benefits, which replaces Statement of Standard Accounting Practice ("SSAP") 24, "Accounting for Pension Costs", and Urgent Issues Task Force ("UITF") Abstract 6, "Accounting for post-retirement benefits other than pensions". FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The accounting requirements of FRS 17 are mandatory for periods ending on or after June 22, 2003, however, the Group has adopted the applicable pre-implementation disclosures during 2001. The effects of the adoption of this standard on net assets has been disclosed in Note 25, and the effects of full adoption on the profit and loss account is not expected to be material.

   In December 2000, the ASB issued FRS 18, "Accounting Policies" which sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. FRS 18 also defines accounting policies and estimation techniques used in implementing those policies. The Group adopted the provisions of FRS 18 during 2001, and as a result, the Group has reassessed its accounting estimates for warranty provisions and have provided an additional (Pounds)8.0 million during 2001.

   In December 2000, the ASB issued FRS 19, "Deferred Tax", which replaces SSAP 15 "Accounting for Deferred Tax" and prescribes significant changes to the existing accounting and disclosure for deferred tax. The requirements of FRS 19 must be adopted for the first time in the Group financial statements for the year ending September 28, 2002. FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is regarded as more likely than not that they will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. On implementation of FRS 19, a prior period adjustment will be required to reflect the change in basis of accounting for all periods presented. Such adjustment is expected to result in the recognition of a significant deferred tax asset.

2. Segmental analyses for fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

   The Group's primary measure of segment profit or loss is earnings before interest, taxes, goodwill amortization and exceptional items. Segments were determined based on the products and services provided by each segment as well as the geographic area and are on a basis consistent with the accounting policies described in Note 1. Intersegment transfers of inventory are immaterial. During 2001, the Group changed the reporting structure and the way the business was managed, to reflect the following five operating segments:
Food Service Equipment--North America; Food Service Equipment--Europe and Rest of World; Food Retail Equipment; Property and Corporate. As a result of these changes, prior period disclosures have been reclassified to reflect the current presentation.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

(a)  Turnover (in millions)

                                                         1999           2000            2001
                                                     ------------- --------------- ---------------
Food Service Equipment..............................
 --North America.................................... (Pounds)342.6   (Pounds)487.0   (Pounds)476.6
 --North American acquisitions......................            --              --            22.1
Food Service Equipment--Europe and Rest of the World         105.3           178.1           185.4
Food Retail Equipment...............................          41.8           219.4           203.1
Food Equipment......................................         489.7           884.5           887.2
Corporate...........................................            --              --              --
Property............................................           1.0            19.9            16.6
Continuing operations...............................         490.7           904.4           903.8
Discontinued operations.............................         265.6           275.7           177.3
                                                     ------------- --------------- ---------------
                                                     (Pounds)756.3 (Pounds)1,180.1 (Pounds)1,081.1
                                                     ============= =============== ===============

(b)  Turnover by origin: geographical analysis (in millions)

                              1999           2000            2001
                          ------------- --------------- ---------------
        United Kingdom... (Pounds)300.1   (Pounds)360.0   (Pounds)262.0
        North America....         375.4           651.9           667.1
        Rest of Europe...          67.9           117.7           112.3
        Rest of the World          12.9            50.5            39.7
                          ------------- --------------- ---------------
                          (Pounds)756.3 (Pounds)1,180.1 (Pounds)1,081.1
                          ============= =============== ===============

(c)  Turnover by destination: geographical analysis (in millions)

                              1999           2000            2001
                          ------------- --------------- ---------------
        United Kingdom... (Pounds)302.7   (Pounds)362.2   (Pounds)264.0
        North America....         333.3           611.1           622.7
        Rest of Europe...          71.2            98.3            99.7
        Rest of the World          49.1           108.5            94.7
                          ------------- --------------- ---------------
                          (Pounds)756.3 (Pounds)1,180.1 (Pounds)1,081.1
                          ============= =============== ===============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


(d) Pre-exceptional operating profit/(loss) and reconciliation to total operating profit/(loss) (in millions)

                                                                                     1999                         2000
                                                                 -------------------------------------------  -------------
                                                                                  Exceptional
                                                                                     Items
                                                                                 Reconciliation
                                                                                    to Total
                                                                 Pre-Exceptional    (Note 5)       Total          Total
                                                                 --------------- -------------- ------------  -------------
Food Service Equipment..........................................
   --North America..............................................  (Pounds)49.3    (Pounds)(3.2) (Pounds)46.1   (Pounds)66.3
   --North American acquisitions................................            --              --            --             --
Food Service Equipment..........................................
   --Europe and Rest of the World...............................          12.0              --          12.0           22.6
Food Retail Equipment...........................................           5.3            (2.8)          2.5           22.6
                                                                  ------------    ------------  ------------  -------------
                                                                          66.6            (6.0)         60.6          111.5
                                                                  ============    ============  ============  =============
Food Equipment goodwill amortization and
 impairment.....................................................          (2.7)             --          (2.7)         (21.4)
Food Equipment..................................................          63.9            (6.0)         57.9           90.1
Property........................................................           0.2              --           0.2            8.4
Corporate costs.................................................          (6.2)             --          (6.2)          (7.3)
Continuing operations...........................................          57.9            (6.0)         51.9           91.2
Discontinued operations.........................................          24.0              --          24.0           27.1
                                                                  ------------    ------------  ------------  -------------
Pre-exceptional operating
 profit.........................................................  (Pounds)81.9    (Pounds)(6.0) (Pounds)75.9  (Pounds)118.3
                                                                  ============    ============  ============  =============

                                                                                      2001
                                                                 ---------------------------------------------
                                                                                  Exceptional
                                                                                     Items
                                                                                 Reconciliation
                                                                                    to Total
                                                                 Pre-Exceptional    (Note 5)         Total
                                                                 --------------- --------------  -------------
Food Service Equipment..........................................
   --North America..............................................  (Pounds)60.6    (Pounds)(25.6)  (Pounds)35.0
   --North American acquisitions................................           2.0               --            2.0
Food Service Equipment..........................................
   --Europe and Rest of the World...............................          17.7             (5.2)          12.5
Food Retail Equipment...........................................          10.4            (12.6)          (2.2)
                                                                  ------------   --------------  -------------
                                                                          90.7            (43.4)          47.3
                                                                  ============   ==============  =============
Food Equipment goodwill amortization and
 impairment.....................................................         (23.0)          (100.0)        (123.0)
Food Equipment..................................................          67.7           (143.4)         (75.7)
Property........................................................           9.0               --            9.0
Corporate costs.................................................          (8.9)           (24.1)         (33.0)
Continuing operations...........................................          67.8           (167.5)         (99.7)
Discontinued operations.........................................           9.1               --            9.1
                                                                  ------------   --------------  -------------
Pre-exceptional operating
 profit.........................................................  (Pounds)76.9   (Pounds)(167.5) (Pounds)(90.6)
                                                                  ============   ==============  =============

(e)  Geographical analysis: operating profit (in millions)

                                      1999           2000                             2001
                                   ------------  -------------  -----------------------------------------------
                                                                                Exceptional items
                                      Total          Total      Pre-exceptional   (see Note 5)        Total
                                   ------------  -------------  --------------- ----------------- -------------
United Kingdom.................... (Pounds)23.9   (Pounds)37.9   (Pounds)11.9     (Pounds)(13.7)   (Pounds)(1.8)
North America.....................         51.4           81.9           72.0             (49.0)           23.0
Rest of Europe....................          8.4           16.8           14.9              (2.4)           12.5
Rest of the World.................          0.9            3.1            1.1              (2.4)           (1.3)
North America restructuring costs
 (exceptional item)...............         (6.0)            --             --                --              --
Goodwill amortization.............         (2.7)         (21.4)         (23.0)           (100.0)         (123.0)
                                   ------------  -------------   ------------    --------------   -------------
                                   (Pounds)75.9  (Pounds)118.3   (Pounds)76.9    (Pounds)(167.5)  (Pounds)(90.6)
                                   ============  =============   ============    ==============   =============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

(f)  Total assets less current liabilities (in millions)

                                                         2000           2001
                                                     -------------  -------------
Food Service Equipment
 --North America....................................  (Pounds)93.3   (Pounds)80.4
  --North American acquisitions.....................            --            4.3
Food Service Equipment--Europe and Rest of the World          50.9           50.5
Food Retail Equipment...............................          60.7           45.9
Food Equipment Goodwill.............................         412.7          310.2
Food Equipment......................................         617.6          491.3
Property............................................           9.1           10.9
Investments.........................................           4.8            4.8
Discontinued operations.............................          81.4             --
                                                             712.9          507.0
Corporate...........................................         (22.7)           2.0
Net (debt)/cash.....................................         (63.1)          37.0
                                                     -------------  -------------
                                                     (Pounds)627.1  (Pounds)546.0
                                                     =============  =============

(g)  Total assets less current liabilities: geographical analysis (in millions)

                                    2000           2001
                                -------------  -------------
United Kingdom................. (Pounds)113.7   (Pounds)58.7
North America..................         518.7          389.3
Rest of Europe.................          40.0           44.4
Rest of the World..............          17.8           16.6
Net (debt)/cash................         (63.1)          37.0
                                -------------  -------------
                                (Pounds)627.1  (Pounds)546.0
                                =============  =============

(h)  Total assets (in millions)

                                                         2000          2001
                                                     ------------- -------------
Food Service Equipment
 --North America.................................... (Pounds)192.3 (Pounds)198.6
  --North American acquisitions.....................            --           7.7
Food Service Equipment--Europe and Rest of the World          93.1         111.7
Food Retail Equipment...............................          96.6          97.8
Food Equipment Goodwill.............................         412.7         310.2
Food Equipment......................................         794.7         726.0
Property & Corporate................................          67.4          47.5
Continuing operations...............................         862.1         773.5
Discontinued operations.............................         132.3            --
                                                     ------------- -------------
                                                     (Pounds)994.4 (Pounds)773.5
                                                     ============= =============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


(i)  Tangible fixed assets (in millions)

                                                         2000          2001
                                                     ------------- -------------
Food Service Equipment
  --North America...................................  (Pounds)67.3  (Pounds)66.2
 --North American acquisitions......................            --           1.9
Food Service Equipment--Europe and Rest of the World          15.3          13.6
Food Retail Equipment...............................          31.8          25.3
Food Equipment......................................         114.4         107.0
Property & Corporate................................           5.2           4.4
Continuing operations...............................         119.6         111.4
Discontinued operations.............................          52.2            --
                                                     ------------- -------------
                                                     (Pounds)171.8 (Pounds)111.4
                                                     ============= =============

3.  Operating costs

                                              1999           2000            2001
                                          ------------- --------------- ---------------
                                                          (in millions)
Cost of sales............................ (Pounds)588.6   (Pounds)943.1   (Pounds)888.2
Net operating expenses:
 Distribution costs......................          25.5            28.8            23.6
 Administration expenses.................          59.6            85.2            90.8
 Other operating expenses................           0.7             4.7             1.6
 Operating costs before exceptional items         674.4         1,061.8         1,004.2
 Operating exceptional items (see Note 5)           6.0              --           167.5
 Operating costs......................... (Pounds)680.4 (Pounds)1,061.8 (Pounds)1,171.7
                                          ============= =============== ===============

   Gross profit for the period was (Pounds)161.7 million in 1999, (Pounds)237.0 million in 2000 and (Pounds)192.9 million in 2001. Bad debt provision for the period was (Pounds)0.5 million in 1999, (Pounds)1.3 million in 2000, and (Pounds)1.2 million in 2001.

   The total figures above include the following amounts relating to discontinued operations: cost of sales (Pounds)207.5 million in 1999, (Pounds)213.1 million in 2000 and (Pounds)145.3 million in 2001, distribution costs (Pounds)17.9 million in 1999, (Pounds)19.1 million in 2000 and (Pounds)13.3 million in 2001, administration expenses (Pounds)13.4 million in 1999, (Pounds)14.8 million in 2000, (Pounds)9.5 million in 2001 and other operating expenses (Pounds)0.1 million in 1999, (Pounds)1.6 million in 2000 and (Pounds)0.1 million in 2001.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


4.  Operating profit/(loss)

                                                                  1999          2000          2001
-                                                             ------------  ------------  ------------
                                                                            (in millions)
Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:
 owned....................................................... (Pounds)18.4  (Pounds)23.7  (Pounds)22.6
 leased......................................................          0.4           0.1           0.1
Scotsman restructuring costs.................................          6.0            --            --
Rental of plant and equipment under operating leases.........          4.2           5.9           2.6
Rental of land and buildings.................................         17.3          19.3          14.3
Rental income................................................         (0.6)         (0.4)         (0.7)
Research and development.....................................          8.9          13.6          13.8
Auditors' remuneration:
 audit fees..................................................          0.6           0.9           1.0
 other fees..................................................          0.4           1.1           2.2
Profit on sale of tangible fixed assets......................         (0.3)         (0.3)         (1.7)

   In addition to the amounts disclosed above, a further (Pounds)1.2 million was paid to the auditors in 2001 in relation to professional services performed in connection with the disposal of the BCP business. This has been charged against the profit on disposal of (Pounds)29.1 million (note 5b).

5.  Exceptional items

(a)  Operating exceptional items

                                                                                                       2001
                                                                                     ----------------------------------------
                                                                                         Food
                                                                 1999        2000      equipment    Corporate       Total
                                                              ----------- ---------- ------------- ------------ -------------
                                                                                       (in millions)
Restructuring costs.......................................... (Pounds)6.0 (Pounds)--  (Pounds)29.7  (Pounds)3.4  (Pounds)33.1
Revisions to working capital provisions and other exceptional
  warranty costs.............................................          --         --          13.7           --          13.7
Litigation costs.............................................          --         --            --         12.2          12.2
Costs associated with the Board's review of strategic options          --         --            --          8.5           8.5
                                                              ----------- ---------- ------------- ------------ -------------
                                                                      6.0         --          43.4         24.1          67.5
Goodwill impairment..........................................          --         --         100.0           --         100.0
                                                              ----------- ---------- ------------- ------------ -------------
 Operating exceptional items................................. (Pounds)6.0 (Pounds)-- (Pounds)143.4 (Pounds)24.1 (Pounds)167.5
                                                              =========== ========== ============= ============ =============

   Restructuring costs of (Pounds)6.0 million in 1999 related to the acquisition of Scotsman Industries Inc. and subsidiaries ("Scotsman") in August 1999. Restructuring costs of (Pounds)33.1 million in 2001 relate principally to the closure of five plants, announced before September 29, 2001. As a result of this decision, the Group accrued for severance and other employee termination costs resulting from a headcount reduction of 870 (all such employees were terminated by September 29, 2001) asset writedowns, and other related plant closure costs. Such projects are expected to be complete within 2002 (note 21).

   Following the publication of FRS18 "Accounting Policies", the Group has changed its accounting estimates for warranty provisions and provided an additional (Pounds)8.0 million. Further exceptional warranty costs of (Pounds)4.5 million have arisen in the period and previously capitalized development costs of (Pounds)1.2 million have been written off.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

   The Group settled the long-standing Bomar cases for $17.5 million ((Pounds)12.2 million) to extinguish all claims. A payment of $10.0 million was made in the period with a further $7.5 million in October 2001 (note 26).

   The Board undertook a review of the Group's strategic options during the year, including sales of businesses and reviews of operations, with the objective of maximizing shareholder value. Costs of (Pounds)8.5 million, predominantly professional fees, were incurred.

   Following recent downturns in the U.S. economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition. In accordance with the methodology prescribed in FRS11 "Impairment of Fixed Assets and Goodwill", which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of goodwill. As a result, the carrying value of goodwill relating to the Scotsman businesses has been written down by (Pounds)100.0 million (note 12).

(b)  Disposal of businesses

                                             2001
                                -------------------------
                                  Building
                                    and
                                  Consumer      Scotsman
                                  Products      Response           Total
                                -------------  ----------      -------------
                                                (in millions)
  Proceeds
   cash........................ (Pounds)114.0  (Pounds)--      (Pounds)114.0
   vendor loan note (note 16)..          20.0          --               20.0
                                        134.0          --              134.0
  Less:
   Book value of net assets....         (85.7)       (3.1)             (88.8)
   Payment into pension fund...         (10.0)         --              (10.0)
   Costs.......................         (13.6)       (0.2)             (13.8)
   Goodwill....................           4.4        (2.3)               2.1
                                -------------  ----------      -------------
     Profit/(loss) on disposal.  (Pounds)29.1    (Pounds)(5.6)  (Pounds)23.5
                                =============  ==========      =============

   On June 14, 2001, the Group completed the sale, announced on April 23, 2001, of its BCP business to Nobia AB for gross consideration of (Pounds)134.0 million (subject to asset adjustments) together with warrants to acquire shares in Nobia, for which the fair value was determined to be immaterial. Prior to completion the Group paid a contribution of (Pounds)10.0 million to Magnet in respect of pension scheme funding. (Pounds)4.4 million of negative goodwill previously written off to reserves was credited to the profit and loss account on disposal.

   On September 14, 2001, the Group disposed of Scotsman Response Limited for consideration of up to (Pounds)45,000.

(c)  Net interest payable and similar charges

                                                      2001
                                                   -----------
                 Deferred finance fees written off (Pounds)5.8

   On March 12, 2001, the Group entered into a new revolving multi-currency facility to refinance the Scotsman acquisition debt. The capitalized, unamortized costs of the previous financing arrangements relating primarily to arrangement and other fees totaling (Pounds)5.8 million have been written off.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


6.  Staff costs (in millions)

                                                         1999          2000          2001
                                                         ----          ----          ----
(a) Staff costs, including Directors, comprised:
 Wages and salaries................................. (Pounds)147.3 (Pounds)255.5 (Pounds)217.6
 Social security costs..............................          17.7          29.8          26.5
 Pension costs......................................           5.1           7.5           4.5
                                                     ------------- ------------- -------------
                                                     (Pounds)170.1 (Pounds)292.8 (Pounds)248.6
                                                     ============= ============= =============
(b) The average monthly number of employees was:
   Food Service Equipment
 --North America....................................         2,839         4,319         3,870
 --North American acquisitions......................            --            --           268
Food Service Equipment--Europe and Rest of the World         1,425         2,273         2,126
Food Retail Equipment...............................           516         2,386         2,043
Corporate and Property..............................            24            23            26
                                                     -             -             -
                                                             4,804         9,001         8,333
Discontinued businesses.............................         2,379         2,413         1,557
                                                             -----         -----         -----
                                                             7,183        11,414         9,890
                                                             =====        ======         =====

7.  Directors' remuneration (in millions)

                                         1999         2000         2001
                                     ------------ ------------ ------------
     Fees as Directors.............. (Pounds)0.15 (Pounds)0.18 (Pounds)0.26
     Salaries and benefits..........         1.16         0.97         0.91
     Bonuses........................         0.93         0.22         0.25
                                     ------------ ------------ ------------
                                             2.24         1.37         1.42
     Pension contributions..........         0.13         0.17         0.05
                                     ------------ ------------ ------------
                                             2.37         1.54         1.47
     Compensation for loss of office           --         0.31         0.33
                                     ------------ ------------ ------------
                                     (Pounds)2.37 (Pounds)1.85 (Pounds)1.80
                                     ============ ============ ============

   Compensation for loss of office represents severance payments and a relocation bonus paid to directors who resigned in 2000 and 2001.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


8.  Net interest payable and similar charges

                                                                            1999           2000            2001
                                                                          --------       --------       -----------
                                                                                           (in millions)
Interest payable and similar charges:
Loan stock repayable in more than five years............................. (Pounds)(8.2)  (Pounds)(0.3)   (Pounds)--
Amortization of deferred financing costs.................................     (0.2)          (2.6)             (1.2)
Bank loans and overdrafts repayable within five years not by installments     (1.8)            --                --
Term loan and revolving multi-currency facility..........................     (3.9)         (35.3)            (36.7)
Other loans..............................................................     (0.4)          (0.3)             (0.7)
                                                                          --------       --------       -----------
                                                                             (14.5)         (38.5)            (38.6)
                                                                          ========       ========       ===========
Interest receivable:
Bank balances............................................................      1.1            0.9       (Pounds)1.8
Other....................................................................      0.1            0.1               0.7
                                                                          --------       --------       -----------
                                                                               1.2            1.0               2.5
                                                                          ========       ========       ===========
Net payable before exceptional write-offs................................    (13.3)         (37.5)            (36.1)
Exceptional finance costs (see note 5)...................................       --             --              (5.8)
                                                                          --------       --------       -----------
 Net interest payable and similar charges................................ (Pounds)(13.3) (Pounds)(37.5)    (Pounds)(41.9)
                                                                          ========       ========       ===========

9.  Tax on profit/(loss) on ordinary activities

                                                                    1999         2000        2001
                                                                 ----------- ------------ -----------
                                                                             (in millions)
The tax charge for the period comprised:
U.K. taxation at 30% in 1999, 2000 and 2001:
 current year...................................................  (Pounds)--  (Pounds)0.7  (Pounds)--
Foreign taxation (primarily U.S.) at 35% in 1999, 2000 and 2001:
 current year...................................................         5.9         13.5         8.6
                                                                 ----------- ------------ -----------
                                                                         5.9         14.2         8.6
Tax relief on exceptional items.................................          --           --        (2.0)
                                                                 ----------- ------------ -----------
Tax expense on profit/(loss) on ordinary activities............. (Pounds)5.9 (Pounds)14.2 (Pounds)6.6
                                                                 =========== ============ ===========

   A substantial proportion of the Group's earnings are in jurisdictions where tax losses are available to reduce the current year tax payable. The Group currently does not have any recognized deferred tax assets or liabilities (refer to note 1 regarding implementation of FRS 19 in 2002), and all taxes are therefore current.

   Tax relief on exceptional items in the current year is limited to (Pounds)2.0 million due to costs being incurred in jurisdictions where there is little or no current tax payable, principally the U.S.

   The components of profit/(loss) on ordinary activities before taxation are as follows:

                                          1999         2000       2001
                                      ------------ ------------ --------
                                                    (in millions)
 U.K................................. (Pounds)11.7 (Pounds)27.3 (Pounds)(88.1)
 U.S.................................         43.2         36.9    (33.8)
 Other jurisdictions.................         11.7         19.6     12.9
                                      ------------ ------------ --------
 Profit/(loss) on ordinary activities (Pounds)66.7 (Pounds)83.8 (Pounds)(109.0)
                                      ============ ============ ========

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The differences between the Group's effective tax rates and the statutory income tax rates for the U.S. (as this is the primary region of taxable income) were as follows:

                                                        1999    2000    2001
                                                       ------  ------  ------
  Statutory income tax rate........................... 35.0  % 35.0  % (35.0)%
  Increase in rate resulting from:....................
     Permanent differences............................  7.9  %  4.5  % 10.3  %
     Effect of brought forward losses utilized (U.K.).  (9.5)% (10.7)%  (3.8)%
     Effect of brought forward losses utilized (U.S.). (35.2)% (27.3)% (14.6)%
     U.S. State and local tax effects.................  3.0  %  3.1  %  3.6  %
     Non U.S. tax effects.............................  1.9  %  (0.7)%  0.4  %
     Exceptional items................................   --  %   --  % 49.9  %
     Other, net.......................................  5.7  % 13.0  %  (4.7)%
                                                       ------  ------  ------
  Effective tax rate..................................  8.8  % 16.9  %  6.1  %
                                                       ======  ======  ======

10.  Equity dividends

                                                                              1999         2000        2001
                                                                          ------------ ------------ -----------
                                                                                      (in millions)
Interim, 2.0p net per ordinary share (1999: 4.0p net, 2000: 4.4p net)....  (Pounds)6.1 (Pounds)10.8 (Pounds)4.8
Final, nil p net payable per ordinary share (1999: 8.5p net, 2000: 9.35p)         18.0         23.1          --
                                                                          ------------ ------------ -----------
                                                                          (Pounds)24.1 (Pounds)33.9 (Pounds)4.8
                                                                          ============ ============ ===========

11.  Earnings/(loss) per share

                                      1999         2000       2001
                                  ------------ ------------ --------
                                                (in millions)
     Profit/(loss) for the period (Pounds)60.8 (Pounds)69.3 (Pounds)(115.9)
     CULS finance costs..........          8.4          0.1       --
                                  ------------ ------------ --------
                                  (Pounds)69.2 (Pounds)69.4 (Pounds)(115.9)
                                  ============ ============ ========

                                                    1999  2000  2001
                                                    ----- ----- -----
                                                      (in millions)
          Basic weighted average number of shares.. 157.1 234.0 248.9
          Dilutive effect of:
           --employee share options................   2.1   1.5   0.1
           --share save options....................   0.8   0.9   0.2
           --CULS..................................  89.4  14.3    --
                                                    ----- ----- -----
          Diluted weighted average number of shares 249.4 250.7 249.2
                                                    ===== ===== =====

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                                            1999 2000  2001
                                                            ---- ----  -----
                                                               (in pence)
   Basic earnings/(loss) per share......................... 38.7 29.6  (46.5)
   Effect per share of exceptional items...................  1.2 (1.3)  19.2
   Effect per share of goodwill amortization and impairment  1.7  9.1   49.4
                                                            ---- ----  -----
   Adjusted basic earnings per share....................... 41.6 37.4   22.1
                                                            ==== ====  =====
   Diluted earnings/(loss) per share....................... 27.7 27.7  (46.5)
   Effect per share of exceptional items...................  0.8 (1.2)  19.2
   Effect per share of goodwill amortization and impairment  1.1  8.5   49.3
                                                            ---- ----  -----
   Adjusted diluted earnings per share..................... 29.6 35.0   22.0
                                                            ==== ====  =====

   Adjusted earnings per share before exceptional items (note 5) and goodwill amortization (note 2d) are disclosed to reflect the underlying performance of the Group.

12.  Intangible fixed assets--goodwill

                                                       2000          2001
                                                   ------------- -------------
                                                          (in millions)
 Cost:
 At the beginning of the period................... (Pounds)373.7 (Pounds)439.1
 Additions
  --acquisitions in the period (note 24)..........          19.4          20.4
  --adjustments to prior period goodwill (note 24)           3.4            --
 Disposals of subsidiary entities.................            --          (2.7)
 Currency realignment.............................          42.6           3.8
                                                   ------------- -------------
 At the end of the period......................... (Pounds)439.1 (Pounds)460.6
                                                   ============= =============
 Depreciation:
 At the beginning of the period...................   (Pounds)2.7  (Pounds)26.4
 Provided during the period.......................          21.4          23.0
 Provision for impairment (see note 5)............            --         100.0
 Disposals of subsidiary entities.................            --          (0.4)
 Currency realignment.............................           2.3           1.4
 At the end of the period.........................          26.4         150.4
                                                   ------------- -------------
 Net book value at end of the period.............. (Pounds)412.7 (Pounds)310.2
                                                   ============= =============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


13.  Tangible fixed assets

                                                                                 Plant
                                                   2000           Land            and            Assets           2001
                                                   Total      andbuildings     equipment    underconstruction     Total
                                               -------------  -------------  -------------  ----------------- -------------
                                                                               (in millions)
(a) Cost:
At the beginning of the period................ (Pounds)306.0  (Pounds)113.4  (Pounds)221.1    (Pounds)11.0    (Pounds)345.5
Additions.....................................          32.1            3.9           11.6             8.2             23.7
Acquisitions..................................           1.5            1.4            3.6              --              5.0
Disposals.....................................          (9.8)          (5.8)          (5.0)           (2.2)           (13.0)
Disposals of subsidiary entities or businesses            --          (31.7)         (58.7)          (11.5)          (101.9)
Reclassifications.............................            --            1.3            1.4            (2.7)              --
Transfer to current assets....................            --           (5.7)          (2.8)             --             (8.5)
Currency realignment..........................          15.7            0.3            0.4              --              0.7
                                               -------------  -------------  -------------    ------------    -------------
At the end of the period......................         345.5           77.1          171.6             2.8            251.5
                                               =============  =============  =============    ============    =============
Depreciation:
At the beginning of the period................         147.3           26.2          147.5              --            173.7
Provided during the period....................          23.8            4.7           18.0              --             22.7
Acquisitions..................................           0.4            0.3            2.3              --              2.6
Disposals.....................................          (4.9)          (2.6)          (4.7)             --             (7.3)
Transfer to current assets....................            --           (1.6)          (0.5)             --             (2.1)
Disposals of subsidiary entities or businesses            --           (4.4)         (45.4)             --            (49.8)
Currency realignment..........................           7.1            0.1            0.2              --              0.3
                                               -------------  -------------  -------------    ------------    -------------
At the end of the period......................         173.7           22.7          117.4              --            140.1
                                               =============  =============  =============    ============    =============
Net book value at the end of the period.......         171.8           54.4           54.2             2.8            111.4
Net book value at the beginning of the period. (Pounds)158.7   (Pounds)87.2   (Pounds)73.6    (Pounds)11.0    (Pounds)171.8
The net book value of land and buildings
  comprises:
Freehold......................................  (Pounds)74.1                                                   (Pounds)48.5
Short leasehold...............................          13.1                                                            5.9
                                               -------------                                                  -------------
                                                (Pounds)87.2                                                   (Pounds)54.4
                                               =============                                                  =============

   Plant and equipment net book value includes (Pounds)0.7 million (2000:
(Pounds)1.4 million) of leased assets.

                                                          2000        2001
                                                       ----------- -----------
                                                            (in millions)
 (b) Capital commitments:
 Contracted commitments for future capital expenditure (Pounds)2.2 (Pounds)2.9

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


14.  Fixed assets investments

                                                   Joint ventures
                                                   and associates
                                        ------------------------------------
                                                                                            Other
                                           2000       Share of                            unlisted       Own         2001
                                           Total     net assets   Goodwill      Total    investments    shares       Total
                                        -----------  ----------- ----------- ----------- -----------  ----------- ------------
                                                                             (in millions)
At the beginning of the period......... (Pounds)7.7  (Pounds)1.8 (Pounds)1.2 (Pounds)3.0 (Pounds)2.1  (Pounds)2.4 (Pounds) 7.5
Acquisitions and additions/earnings....         0.5          0.2          --         0.2          --           --          0.2
Disposals..............................        (0.7)          --          --          --        (0.1)          --         (0.1)
                                        -----------  ----------- ----------- ----------- -----------  ----------- ------------
At the end of the period...............         7.5          2.0         1.2         3.2         2.0          2.4          7.6
Amounts written off:
 At the beginning of the period........         0.1           --          --          --         0.3           --          0.3
 Written off in the period.............         0.2           --          --          --          --          1.1          1.1
                                        -----------  ----------- ----------- ----------- -----------  ----------- ------------
At the end of the period...............         0.3           --          --          --         0.3          1.1          1.4
                                        -----------  ----------- ----------- ----------- -----------  ----------- ------------
Net book value at the end of the period (Pounds)7.2  (Pounds)2.0 (Pounds)1.2 (Pounds)3.2 (Pounds)1.7  (Pounds)1.3 (Pounds) 6.2
                                        ===========  =========== =========== =========== ===========  =========== ============


   Own shares comprise 1,269,341 ordinary shares of the Group (2000:
1,337,341), held in an independently managed Employee Share Ownership Plan ("ESOP") trust. At September 29, 2001 the market value of the shares was less than cost. Accordingly, a provision has been charged to restructuring costs in respect of a diminution in value. The market value of the shares held by the trust at September 29, 2001, was (Pounds)1.0 million.

   Details of principal subsidiaries and a significant investment are shown in note 28.

15.  Stocks

                                                    2000          2001
                                                ------------- -------------
                                                       (in millions)
Raw materials and consumable...................  (Pounds)45.9  (Pounds)42.2
Work in progress...............................          17.0          15.7
Finished goods.................................          81.5          36.4
                                                ------------- -------------
                                                        144.4          94.3
Property.......................................           8.7          11.3
                                                ------------- -------------
                                                (Pounds)153.1 (Pounds)105.6
                                                ============= =============

   At the period end the Directors are not aware of any significant difference between book value and replacement value of stocks.

16.  Debtors

                                                    2000          2001
                                                ------------- -------------
                                                       (in millions)
Trade debtors (less allowance for doubtful
  accounts of (Pounds)8.3 million at 2000, and
  (Pounds)5.7 million at 2001)................. (Pounds)181.5 (Pounds)149.6
Other debtors..................................          21.8          23.6
Prepayments and accrued income.................          12.5           4.3
Current tax....................................           5.3           3.2
                                                ------------- -------------
                                                        221.1         180.7
Vendor loan note...............................            --          20.0
                                                ------------- -------------
                                                (Pounds)221.1 (Pounds)200.7
                                                ============= =============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The vendor loan note (see note 5b) is repayable in 2009 or on a sale or public offering of Nobia AB. The loan is subordinated to Nobia AB's bank and mezzanine debt and interest is payable to Enodis at 3.5% above London Inter-bank Offered Rate ("LIBOR").

17.  Creditors falling due within one year


                                                    2000         2001
                                                ------------  -----------
                                                      (in millions)
     (a) Borrowings:
     Term loan................................. (Pounds)84.6   (Pounds)--
     Deferred financing costs..................         (1.2)        (1.1)
     Bank loans and overdrafts.................          6.3          2.7
     Other current borrowings..................           --          0.7
     Obligations under finance leases (note 27)          0.7          0.1
                                                ------------  -----------
     Total (note 19)........................... (Pounds)90.4  (Pounds)2.4
                                                ============  ===========

                                                2000          2001
                                            ------------- -------------
                                                   (in millions)
         (b) Other creditors:
         Trade creditors................... (Pounds)102.2  (Pounds)81.8
         Other creditors...................          31.4          27.2
         Amounts due to subsidiary entities            --            --
         Current tax.......................          20.8          21.5
         Other taxes and social security...           6.2           2.9
         Accruals and deferred income......          93.2          91.7
         Dividend payable..................          23.1            --
                                            ------------- -------------
                                            (Pounds)276.9 (Pounds)225.1
                                            ============= =============

18.  Creditors falling due after more than one year

                                                   2000           2001
                                               -------------  -------------
                                                       (in millions)
    Term loan................................. (Pounds)287.3     (Pounds)--
    Revolving multi-currency loan facility....          64.5          387.5
    Deferred financing costs..................          (4.5)          (2.9)
    Other loans...............................          18.8           13.1
    Obligations under finance leases (note 27)           0.5            1.2
                                               -------------  -------------
                                               (Pounds)366.6  (Pounds)398.9
                                               =============  =============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


19.  Total borrowings

                                                 2000           2001
                                             -------------  -------------
                                                     (in millions)
      Term loan............................. (Pounds)371.9     (Pounds)--
      Revolving multi-currency loan facility          64.5          387.5
      Deferred financing costs..............          (5.7)          (4.0)
      Bank loans and overdrafts.............           6.3            3.2
      Other loans...........................          18.8           13.3
                                             -------------  -------------
                                                     455.8          400.0
                                             =============  =============
      Obligations under finance leases......           1.2            1.3
                                             -------------  -------------
                                                     457.0          401.3
                                             =============  =============
      Due within one year...................          90.4            2.4
      Due after more than one year..........         366.6          398.9
                                             -------------  -------------
                                             (Pounds)457.0  (Pounds)401.3
                                             =============  =============

   An analysis of the maturity of debt is given in note 20.

   Bank loans and overdrafts are considered short-term borrowings. The weighted-average interest rate based on short-term debt outstanding for the fiscal years ended September 30, 2000, and September 29, 2001, was 2.86% and 2.4%, respectively.

   On March 12, 2001, Enodis plc entered into a new (Pounds)600 million revolving multi-currency facility (the "Facility"), to replace the previous facility that commenced in August 1999. The Facility matures in March 2006, was partly drawn down at the balance sheet date ((Pounds)387.5 million) and bears interest at 1.375% above LIBOR (increasing to 2.25% from October 2001). As a result, deferred financing costs of (Pounds)5.8 million relating to the previous syndicated loan facility were written off (note 5). The loans are guaranteed by Enodis and a number of the major subsidiaries within the Group. This Facility of (Pounds)600 million was reduced by (Pounds)100 million on July 10, 2001 following the disposal of the BCP business. Interest rates as at September 29, 2001 ranged from 4.1% to 6.0%.

   The Facility is underwritten by two banks pending syndication. The underwriting banks retain the right to alter the structure of the Facility to achieve a successful syndication. The underwriting banks have confirmed they will not exercise their right in such a way as to cause repayment within one year.

   On November 20, 2001, Enodis plc and its principal subsidiaries entered into an agreement to grant the underwriting banks collateral over all the Group's assets. In addition, the agreement governing the Facility contains restrictive covenants that limit the Group's ability to incur other indebtedness and to make acquisitions and other investments. It also requires the maintenance of specified financial covenants, including a minimum net worth amount, a maximum leverage ratio and a minimum interest coverage ratio on a semi-annual basis, as well as a minimum guarantor cover ratio on an annual basis. The Group was in compliance with such covenants as at September 29, 2001, except for the net worth covenant following the write-down of goodwill arising on the Scotsman acquisition. This covenant was reduced by the amount of the goodwill write-down of (Pounds)100 million as recorded in these financial statements. The Group is in compliance with the amended covenant. At the same time, the total amount of the Facility was converted to U.S. $685 million, split between a revolving multi-currency facility repayable in March 2006 of U.S. $600 million and a 364 day revolving multi-currency credit facility of $85 million with an option (expiring May 22, 2003), to convert to a one year loan.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   A failure to meet financial covenants, if not waived or resolved through negotiation with the lenders, or a change in control of the Group, would entitle the lenders to accelerate maturity of the Facility.

   In addition, the Group is required to make prepayments on the loan of 100% of the proceeds of any equity or capital markets issue, 100% of the net proceeds from the disposal of any assets (in excess of U.S.$1.0 million) and 75% of the surplus cash generated at the end of each fiscal year, commencing with the annual cashflow statement for the fiscal year ending September 28, 2002, above specified leverage ratios, or in the event of a change in control of the business.

   Other loans consist primarily of (Pounds)11.3 million of Industrial Revenue Bonds (2000: (Pounds)15.7 million). The Industrial Revenue Bonds are at favorable rates of interest, set periodically by reference to market rates. These bonds incurred rates of interest between 2.0% and 5.7% during the period and are collateralized by certain properties of the Group.

20.  Financial instruments

   The Group treasury function is responsible for ensuring the availability and flexibility of funding arrangements in order to meet the ongoing requirements of the Group. In addition, it is responsible for managing the interest rate risks, liquidity risks and foreign exchange risks of the Group. Appropriate policies that regulate the activity of the Group treasury function are in place. The Group treasury function, in turn, has implemented policies and guidelines to regulate the activities of subsidiary companies. The Group does not trade in financial instruments.

   Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group's policy not to enter into market transactions to hedge profit and loss account foreign exchange translation exposures. The Group's U.S. dollar denominated interest cost provides a partial hedge to the Group's results. Enodis has significant capital employed in overseas operations. As a result, the Group's balance sheet can be affected by movements in foreign exchange rates. The Group seeks to limit the impact of these currency exposures by borrowing in the same currencies as the capital employed in its main overseas operating units. Foreign exchange contracts are also used to match the currency of the Group's borrowings to such functional currencies.

   The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group uses a combination of interest rate swaps, interest rate caps and collars and forward rate agreements to generate the desired interest profile and to manage the Group's exposure to interest rate fluctuations. As at September 29, 2001, the Group had total net debt of (Pounds)365.9 million. Using interest rate swaps and forward rate agreements, (Pounds)136.1 million (37%) was fixed for a period greater than six months with a further (Pounds)68.9 million (19%) fixed for a period greater than one year. The remaining (Pounds)160.9 million (44%) remains floating. The interest rate profile is in line with the Group's objectives.

   Short term debtors and creditors have been omitted from all disclosures other than the currency profile due to their short term nature.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


a) Maturity profile of financial liabilities

                                                       Bank                                     Bank
                                                    Borrowings                               borrowings
                                                       and                        2000          and
                                                    debentures      Other         Total      debentures      Other
                                                   ------------- ------------ ------------- ------------- ------------
                                                                                     (in millions)
Within one year or less or on demand..............  (Pounds)89.7  (Pounds)0.7  (Pounds)90.4   (Pounds)1.6  (Pounds)0.8
More than one year but not more than two years....          83.5          0.3          83.8         384.6          1.1
More than two years but not more than three years.          82.1          5.3          87.4           0.5          0.2
More than three years but not more than four years         181.7          0.7         182.4            --           --
More than four years but not more than five years.            --          0.7           0.7            --          2.1
More than five years..............................            --         12.3          12.3            --         10.4
                                                   ------------- ------------ ------------- ------------- ------------
Gross financial liabilities....................... (Pounds)437.0 (Pounds)20.0 (Pounds)457.0 (Pounds)386.7 (Pounds)14.6
                                                   ============= ============ ============= ============= ============


                                                       2001
                                                       Total
                                                   -------------

Within one year or less or on demand..............   (Pounds)2.4
More than one year but not more than two years....         385.7
More than two years but not more than three years.           0.7
More than three years but not more than four years            --
More than four years but not more than five years.           2.1
More than five years..............................          10.4
                                                   -------------
Gross financial liabilities....................... (Pounds)401.3
                                                   =============

   In the maturity profile of financial liabilities above, "Other" includes liabilities shown as other loans and obligations under finance leases. Debt more than five years of (Pounds)10.4 million (2000: (Pounds)12.3 million) principally comprises Industrial Revenue Bonds with maturities ranging between 2007 and 2020.

   The Group had the following undrawn borrowing facilities at the end of the period:

                                          2000          2001
                                      ------------- -------------
                                             (in millions)
               Expiry date
               In more than two years (Pounds)138.4 (Pounds)106.9

b) Interest rate profile: financial liabilities

                                                                                                             Non-
                                                                                                           interest
                                                                                                           bearing
                                                                                         Fixed   Weighted  weighted
                                                                                        weighted  average  average
                                                                  Semi-        Non-     average  period at  period
                                      Floating       Fixed        fixed      interest   interest   fixed    until
                          Total         rate         rate         rate       bearing      rate     rate    maturity
                      ------------- ------------- ------------ ------------ ----------- -------- --------- --------
                                            (in millions, except percentages and years)            Years    Years
Financial liabilities
Sterling.............  (Pounds)16.5  (Pounds)15.3  (Pounds)1.0   (Pounds)-- (Pounds)0.2   3.8%      4.1      2.0
U.S. dollar..........         429.7         267.8         91.3         67.6         3.0   6.5       2.1      1.0
Euro.................          10.0           9.0          1.0           --          --   4.9       7.0       --
Other................           0.8           0.6          0.2           --          --   7.0       3.1       --
                      ------------- ------------- ------------ ------------ -----------   ---       ---      ---
At September 30, 2000 (Pounds)457.0 (Pounds)292.7 (Pounds)93.5 (Pounds)67.6 (Pounds)3.2   6.4       2.2      1.1
                      ============= ============= ============ ============ ===========   ===       ===      ===
Sterling.............          11.2          11.2           --           --          --    --        --       --
U.S. dollar..........         349.6         280.7         68.9           --          --   6.3       1.2       --
Euro.................          39.4          39.4           --           --          --    --        --       --
Other................           1.1           0.7          0.4           --          --   8.5       2.2       --
                      ------------- ------------- ------------ ------------ -----------   ---       ---      ---
At September 29, 2001 (Pounds)401.3 (Pounds)332.0 (Pounds)69.3   (Pounds)--  (Pounds)--   6.3%      1.2       --
                      ============= ============= ============ ============ ===========   ===       ===      ===

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates.

   The semi-fixed hedging principally comprised interest rate caps and interest rate collars. The fixed rate hedging principally comprised interest rate swaps.

c) Interest rate profile: financial assets

                                                                Non-interest
                                                                  bearing
                                                                  weighted
                                                                  average
                                                                   period
                                                   Non-interest    until
                            Total     Floatingrate   bearings     maturity
                         ------------ ------------ ------------ ------------
                                     (in millions)                 Years
   Financial assets
   Sterling.............  (Pounds)6.1  (Pounds)5.7  (Pounds)0.4      --
   U.S. dollar..........         14.1          5.9          8.2      --
   Euro.................          8.8          1.4          7.4      --
   Other................          1.6          1.2          0.4      --
                         ------------ ------------ ------------      --
   At September 30, 2000 (Pounds)30.6 (Pounds)14.2 (Pounds)16.4      --
                         ============ ============ ============      ==
   Sterling.............         27.0         22.7          4.3      --
   U.S. dollar..........         12.1         11.5          0.6      --
   Euro.................         14.9         10.3          4.6      --
   Other................          7.4          7.3          0.1      --
                         ------------ ------------ ------------      --
   At September 29, 2001 (Pounds)61.4 (Pounds)51.8  (Pounds)9.6      --
                         ============ ============ ============      ==

   The floating rate financial assets comprise a (Pounds)20 million vendor loan note to Nobia AB due June 2009 bearing interest at a rate of LIBOR plus 3.5% and bank deposits bearing interest at rates based on local money market rates.

   The non-interest bearing financial assets mainly comprise fixed asset investments and cash in transit.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


d) Fair values of financial assets and liabilities
   Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities at the period end.

                                                                              2000                         2001
                                                                  -----------------------       ----------------------
                                                                   Book           Fair           Book          Fair
                                                                   value          value          value         value
                                                                  --------       --------       --------      --------
                                                                                        (in millions)
Primary financial instruments held or issued to finance the
Group's operations:
Short term borrowings and current portion of long term borrowings (Pounds)(89.7) (Pounds)(89.7) (Pounds)(1.6) (Pounds)(1.6)
Long term borrowings.............................................   (347.3)        (347.3)        (385.1)       (385.1)
Cash in bank and in hand.........................................     28.5           28.5           39.4          39.4
Other unlisted investments.......................................      1.8            1.8            1.7           1.7
Vendor loan note.................................................       --             --           20.0          20.0
Other loans and finance leases...................................    (20.0)         (20.0)         (14.6)        (14.6)

                                                                                         2000                        200
                                                                                -----------------------    -------------
                                                                                  Book           Fair        Book
                                                                                  value          value       value
                                                                                ----------    ------------ ----------
                                                                                                  (in millions)
Derivative financial instruments held or issued to manage the interest rate and currency profile:
Interest rate swaps and similar instruments.................................... (Pounds)--    (Pounds) 0.2 (Pounds)--
Interest rate caps and collars.................................................         --              --         --
Forward foreign currency contracts.............................................         --              --        4.3


                                                                                  Fair
                                                                                  value
                                                                                ---------

Derivative financial instruments held or issued to manage the interest rate and currency profile:
Interest rate swaps and similar instruments.................................... (Pounds) (4.9)
Interest rate caps and collars.................................................        --
Forward foreign currency contracts.............................................       4.3

   The fair value of short term deposits and current portion of long term borrowings approximates to the carrying amount because of the short term maturity of these instruments.

   The fair value of the long term borrowings approximates the carrying value due to the debt being subject to floating rates or short term fixed rates.

   The fair value of cash at bank and in hand as well as trade debtors and creditors approximates to the carrying value due to the short term nature of the items.

   The fair value of the interest rate swaps, caps and collars and foreign exchange contracts has been estimated by reference to prices available from the markets on which the instruments are traded. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

e) Hedging

   As explained above, the Group's policy is to hedge the following exposures:

--Interest rate risk--using interest rate swaps, caps and collars and forward rate agreements.

--Balance sheet translation risk--using forward foreign exchange contracts and borrowings in functional currencies.

   Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is likely to be recognized.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

   Unrecognized gains and losses on instruments used for hedging are as follows:

                                                                   Gains                    Losses
                                                          ----------------------- ----------------------
                                                             2000        2001       2000          2001
                                                          ----------- ----------- --------      --------
                                                                             (in millions)
Unrecognized gains and losses on hedges to the period end (Pounds)0.9 (Pounds)4.3 (Pounds)(0.7) (Pounds)(4.9)

   During 2001, the Group used various interest rate hedging instruments to manage its exposure to interest rate changes on long term debt. These were interest rate swaps, forward rate agreements and an interest rate collar.

   The interest rate swaps involve the exchange of variable interest rate payments for fixed, without exchanging the notional principal amount. At September 29, 2001, the Group had outstanding interest rate swap agreements denominated in U.S. dollars, maturing on November 29, 2002, with an aggregate notional amount of $100 million ((Pounds)68.0 million). Under these agreements, the Group receives interest at floating rates based on three month LIBOR, which approximated 2.6% at September 29, 2001, and pays fixed interest at 6.295%. The Group enters into forward rate agreements ("FRAs") with three month terms. At September 29, 2001, the Group had FRAs outstanding denominated in U.S. dollars, maturing on various dates from November 8, 2001, through August 8, 2002, with aggregate notional principal of $330.0 million ((Pounds)224.5 million) and interest rates ranging from 6.58% to 6.69%.

   The fair value of such contracts is estimated based on quoted market prices of the same or similar issues available. Unrealized losses on such agreements were (Pounds)0.2 million and (Pounds)4.9 million at September 30, 2000, and September 29, 2001, respectively. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. The Group is subject to credit risk in the event of a default by a counterparty. The Group mitigates this risk by using major financial institutions with high credit ratings.

   At September 30, 2000 and September 29, 2001, the Group had foreign currency forward contracts to sell (Pounds)29.1 million and buy (Pounds)96.6 million, respectively, in foreign currency. The fair value of the forward contracts is the amount that the Group would receive or pay to terminate the contracts. In order to terminate these agreements, the Group would have incurred a gain of (Pounds)0.3 million and gain of (Pounds)4.3 million at September 30, 2000 and September 29, 2001, respectively.

f) Currency profile

   The main functional currencies of the Group are Sterling and U.S. dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating units involved.

                                      Other                                                      Other
                           U.S.      European                  2000                   U.S.      European                 2001
             Sterling     dollar    currencies     Other       Total     Sterling    dollar    currencies    Other       Total
            ----------- ----------- ----------- ----------- ----------- ---------- ----------- ----------- ---------- -----------
                                                                (in millions)
Sterling...  (Pounds)-- (Pounds)0.2 (Pounds)1.6  (Pounds)-- (Pounds)1.8 (Pounds)-- (Pounds)0.1 (Pounds)1.2 (Pounds)-- (Pounds)1.3
U.S. dollar         0.2          --          --          --         0.2         --          --          --         --          --
Currencies.         0.1         2.0          --          --         2.1         --         0.2         0.7         --         0.9
Other......          --         1.0         0.1         0.2         1.3         --         1.6          --         --         1.6
            ----------- ----------- ----------- ----------- ----------- ---------- ----------- ----------- ---------- -----------
            (Pounds)0.3 (Pounds)3.2 (Pounds)1.7 (Pounds)0.2 (Pounds)5.4 (Pounds)-- (Pounds)1.9 (Pounds)1.9 (Pounds)-- (Pounds)3.8
            =========== =========== =========== =========== =========== ========== =========== =========== ========== ===========

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


21.  Provisions for liabilities and charges

                                                                           Deferred
                                                                           employee
                                                Property     Pensions      benefits      Warranty    Restructuring    Total
                                               -----------  -----------  ------------  ------------  ------------- ------------
                                                                                 (in millions)
a) Analysis of movement in provisions:
At October 1, 2000............................ (Pounds)1.0  (Pounds)3.3  (Pounds)23.1  (Pounds)16.7   (Pounds)1.5  (Pounds)45.6
Charged to profit and loss account............         0.1          0.3            --           0.6            --           1.0
Charged to profit and loss account exceptional
  items.......................................         2.0           --           0.2           8.5          31.1          41.8
Utilized......................................        (0.3)        (0.8)         (0.1)           --         (14.5)        (15.7)
Transfer (to)/from other balance sheet
  categories..................................         1.8           --          (2.7)         (3.4)        (10.5)        (14.8)
Currency realignment..........................          --          0.1           0.7           0.1           0.3           1.2
                                               -----------  -----------  ------------  ------------   -----------  ------------
At September 29, 2001......................... (Pounds)4.6  (Pounds)2.9   (Pounds)1.2  (Pounds)22.5   (Pounds)7.9  (Pounds)59.1
                                               ===========  ===========  ============  ============   ===========  ============

   Property provisions relate primarily to lease payments under onerous contracts, primarily related to our discontinued operations.

   Pension scheme details are set out in note 25.

   Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

   Warranty provisions have been recognized for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

   Restructuring costs relate mainly to costs associated with the charges described in Note 5 "Exceptional items", and are expected to be utilized within one year. Cash payments of (Pounds)14.5 million were made in 2001. A further (Pounds)6.5 million in cash payments are expected to be made, as well as non-cash charges of (Pounds)1.4 million.

b) Deferred taxation

1. Deferred taxation not provided Given the availability of losses and surplus ACT within the Group, it is not expected that any tax would be payable if the Group were to dispose of its land and buildings at their balance sheet values. Enodis recognizes a deferred tax liability related to the undistributed earnings of subsidiaries if Enodis expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. No liabilities have been recognized in the accompanying financial statements, as Enodis either intends to permanently reinvest all such undistributed earnings or to the extent they may be repatriated, no further tax is expected due to significant (unprovided) losses in the U.K. or foreign tax credits. These losses could be used to offset any earnings that were remitted to the United Kingdom.

2. Tax losses The Group has approximately (Pounds)284 million of losses available for offset against future profits, comprising (Pounds)85 million in the U.K. and (Pounds)190 million in the U.S. with a further (Pounds)9 million in other countries in 2001. The losses in the U.K. and other countries do not expire. The (Pounds)190.0 million of losses in the U.S. expire as follows: (Pounds)87.0 million (2006), (Pounds)69.0 million (2007), (Pounds)3.1 million (2008), (Pounds)9.7 million (2009), and (Pounds)22.1 million (2010 and thereafter). In addition, the Group has surplus ACT carried forward of (Pounds)11.5 million.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


22.  Called up share capital

                                      2000        2001         2000          2001
                                   ----------- ----------- ------------- -------------
                                            (in millions, except share data)
(a) Number and value of shares:
Ordinary shares of 50p each
Authorized........................ 344,200,000 344,200,000 (Pounds)172.1 (Pounds)172.1
Allotted, called up and fully paid 250,074,985 250,288,950         125.0         125.1

   1,269,341 ordinary shares of the Enodis (2000: 1,337,341) are held in an independently managed ESOP trust. The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Enodis to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Group finances the ESOP trust by way of an interest free loan (note 14) of (Pounds)2.4 million.

   The ESOP trust has waived the right to receive dividends on all shares held.

                                                                 Ordinary
                                                                  shares
                                                                -----------
    (b) Movement of ordinary shares during the period:
    At October 1, 2000......................................... 250,074,985
    Exercise of share options under the Sharesave Scheme (1992)     193,965
    Exercise of share options under the Executive Scheme (1995)      20,000
                                                                -----------
    At September 29, 2001...................................... 250,288,950
                                                                ===========

   The proceeds of the exercises of share options in the year to September 29, 2001 amounted to (Pounds)264,816.

(c) Option schemes

   During the year the Group has operated the following shareholder approved employee option schemes using new shares:

                                            Number of options
                                            -----------------
                               2000     Granted  Exercised Lapsed    2001
                             --------- --------- --------- ------- ---------
    Sharesave Scheme (1992). 2,341,648        --  193,965  911,144 1,236,539
    Executive Scheme (1984)*   116,870        --       --       --   116,870
    Executive Scheme (1995). 3,003,470   221,065   20,000  225,020 2,979,515
    Executive Scheme (2001).        -- 3,753,000       --       -- 3,753,000

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The Group has outstanding at September 29, 2001, the following options to subscribe for ordinary shares:

                                      Exercise  Date from    Last
                                       price      which     expiry
                                 Year  Pence   exercisable   date    Number
                                 ---- -------- ----------- -------- ---------
  Sharesave Scheme (1992)....... 1994   150.9   01.09.01   01.03.02   133,227
                                 1995   181.8   01.09.02   01.03.03    38,626
                                 1996   158.8   01.09.01   01.03.02    70,121
                                 1996   158.8   01.09.03   01.03.04    20,379
                                 1997   112.0   01.09.02   01.03.03   150,802
                                 1997   112.0   01.09.04   01.03.05   148,325
                                 1998   202.7   01.09.01   01.03.02    46,581
                                 1998   202.7   01.09.03   01.03.04    60,745
                                 1998   202.7   01.09.05   01.03.06    27,315
                                 1999   192.7   01.09.02   01.03.03   106,134
                                 1999   192.7   01.09.04   01.03.05   125,436
                                 1999   192.7   01.09.06   01.03.07    21,317
                                 2000   258.9   01.09.03   01.03.04   107,539
                                 2000   258.9   01.09.05   01.03.06   119,000
                                 2000   258.9   01.09.07   01.03.08    60,992
                                                                    ---------
                                                                    1,236,539
                                                                    =========
  Executive Share Scheme (1984)*        95.10   03.02.96   03.02.03    61,989
                                       222.99   14.02.97   14.02.04    54,881
                                                                    ---------
                                                                      116,870
                                                                    =========
  Executive Share Scheme (1995).       230.50   31.03.98   31.03.05    18,080
                                       186.00   22.07.99   22.07.06   167,655
                                       144.00   01.07.00   01.07.07   390,000
                                       187.50   28.11.00   28.11.07   254,802
                                       180.00   17.11.01   17.11.08   137,935
                                       262.90   28.07.02   28.07.09   900,000
                                       314.00   24.11.02   24.11.09    90,197
                                       322.20   03.07.03   03.07.10   799,781
                                       210.00   21.12.03   21.12.10   201,065
                                       216.28   21.12.03   21.12.10    20,000
                                                                    ---------
                                                                    2,979,515
                                                                    =========
  Executive Share Scheme (2001).       181.00   22.01.04   22.01.11 2,753,919
                                       210.45   22.01.04   22.01.11   109,913
                                       181.00   12.06.04   12.06.11   203,238
                                       101.00   10.09.04   10.09.11   685,930
                                                                    ---------
                                                                    3,753,000
                                                                    =========

--------
*  No further options can be granted under this Scheme.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The maximum aggregate number of unissued shares over which options may currently be granted under all Schemes in any ten year period cannot exceed 10% of the nominal share capital of Enodis on the date of grant. At September 29, 2001, a total of 11,628,776 options were available for grant under all Schemes. The maximum aggregate number of shares over which executive share options in any ten year period can be granted cannot exceed 5% of the nominal share capital of the Group on the date of grant. At September 29, 2001, a total of 1,452,785 options were available for grant under executive schemes.

23.  Reserves

   Movements on reserves during the year were as follows:

                                                               Share                  Profit
                                                              premium    Revaluation and loss
                                                              account      reserve   account
                                                           ------------- ----------- --------
                                                                         (in millions)
At October 1, 2000........................................ (Pounds)238.9 (Pounds)--  (Pounds)(150.1)
Retained loss for the year................................            --         --   (120.7)
Negative goodwill written back on disposal of subsidiaries            --         --     (4.4)
Shares issued.............................................           0.1         --        --
Foreign currency translation adjustment (note a)..........            --         --     (1.7)
                                                           ------------- ----------  --------
At September 29, 2001..................................... (Pounds)239.0 (Pounds)--  (Pounds)(276.9)
                                                           ============= ==========  ========

(a) The foreign currency translation adjustment arises on the translation of interests in the opening equity of overseas subsidiary entities and associated undertakings, long term foreign borrowings used to finance overseas investments, and on the translation of the profit and loss account for the year to closing rate.

(b) Goodwill written off directly against profit and loss reserve amounts to (Pounds)335.9 million (2000: (Pounds)331.5 million).

24.  Acquisitions

(a)  1999

1.  Subsidiaries acquired

   During the 53 weeks ended October 2, 1999 the Group acquired the following companies:

--Convotherm Elektrogerate, GmbH and subsidiaries ("Convotherm"), December 1998.

--Scotsman, August 1999.

   Both the Convotherm and Scotsman companies (together the "acquired businesses") were accounted for using the purchase method of accounting.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


2.  Net assets acquired, purchase consideration and goodwill

   The following table explains the adjustments to book value by major category of assets and liabilities acquired to arrive at the fair values included in the financial statements at the date of acquisition of Scotsman, the fair values included in the financial statements at the date of acquisition of Convotherm, the purchase consideration for the acquired businesses, and the goodwill arising on acquisitions:

                                                                  Alignment
                                                                      of
                                                  Valuation       accounting                    Scotsman
                                    Bookvalue    adjustments       policies          Other       Total             Convotherm
                                  -------------  -----------      ----------      ----------- -------------        -----------
                                                                                    (in millions)
Goodwill......................... (Pounds)189.4   (Pounds)(189.4) (Pounds)--       (Pounds)--    (Pounds)--         (Pounds)--
Tangible fixed assets............          61.6       (0.1)               --               --          61.5                1.8
Stocks...........................          53.8       (5.2)              2.5               --          51.1                3.0
Trade debtors....................          83.7       (2.1)               --               --          81.6                2.6
Net cash.........................           9.3       (0.3)               --               --           9.0                0.5
Trade creditors..................         (32.1)        --                --               --         (32.1)              (0.6)
Other liabilities................         (37.5)     (29.7)             (3.1)             0.5         (69.8)              (1.4)
Net debt.........................        (219.9)      (4.6)               --               --        (224.5)              (3.7)
Minority interest................          (0.8)        --                --               --          (0.8)                --
                                  -------------   --------        ----------      ----------- -------------        -----------
Net assets/(liabilities) acquired (Pounds)107.5   (Pounds)(231.4)   (Pounds)(0.6) (Pounds)0.5      (Pounds)(124.0) (Pounds)2.2
                                  =============   ========        ==========      =========== =============        ===========
Consideration:
Paid in cash.....................                                                             (Pounds)225.0        (Pounds)8.4
Deferred.........................                                                                      17.1                0.8
Fees.............................                                                                      11.5                0.4
                                                                                              -------------        -----------
Total............................                                                                     253.6                9.6
                                                                                              =============        ===========
Goodwill arising in 1999.........                                                                     377.6                7.4
Subsequent adjustment............                                                                       3.4                 --
                                                                                              -------------        -----------
Final goodwill 2000..............                                                             (Pounds)381.0         (Pounds)--
                                                                                              =============        ===========



                                      Total
                                  -------------

Goodwill.........................    (Pounds)--
Tangible fixed assets............          63.3
Stocks...........................          54.1
Trade debtors....................          84.2
Net cash.........................           9.5
Trade creditors..................         (32.7)
Other liabilities................         (71.2)
Net debt.........................        (228.2)
Minority interest................          (0.8)
                                  -------------
Net assets/(liabilities) acquired      (Pounds)(121.8)
                                  =============
Consideration:
Paid in cash..................... (Pounds)233.4
Deferred.........................          17.9
Fees.............................          11.9
                                  -------------
Total............................         263.2
                                  =============
Goodwill arising in 1999.........         385.0
Subsequent adjustment............           3.4
                                  -------------
Final goodwill 2000.............. (Pounds)388.4
                                  =============

   The adjustments to the pre-acquisition books of Scotsman are summarized as follows:

    . Write-off of goodwill of (Pounds)189.4 million carried on the balance sheet of Scotsman as at the date of acquisition.

    . Recognition of some additional liabilities as well as valuation adjustments to amounts already recorded, totaling (Pounds)22.4 million.

    . Premium of (Pounds)4.9 million on the repayment of Scotsman Senior Subordinated debt as a result of a change of control clause.

    . Write up of inventory to a FIFO basis from a LIFO basis of (Pounds)2.5 million.

    . Recalculation of the pension liability under U.K. GAAP amounting to (Pounds)2.1 million.

    . Recalculation of the deferred tax assets and liabilities under U.K. GAAP amounting to (Pounds)15.7 million.

    .  The tax impact of all of the fair value adjustments is shown as "Other".

    . Adjustments of (Pounds)3.4 million were recorded in 2000 relating to the amounts estimated above.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   Deferred consideration for Scotsman includes amounts payable in respect of shares still outstanding and the consideration for the acquisition of the minority interest in Austral Refrigeration PTY Ltd which was acquired as a result of the minority shareholders exercising a change in control option to sell their shares. All deferred consideration is expected to be paid within one year. Fees of (Pounds)0.9 million payable to the Group's auditors for work performed in connection with acquisitions have been capitalized in goodwill.

   Included in the balances for Convotherm are adjustments to align the accounting policies in the amount of (Pounds)0.2 million.

   Deferred consideration for Convotherm is expected to be paid in 2004 and is not subject to any performance criteria.

   Deferred consideration of (Pounds)0.3 million, accrued in 1998 in respect of Aladdin Temp-Rite and New Ton, was paid in the current year. This amount has been included in the "Acquisitions and disposals" section of the current year cash flow statement.

   The subsidiaries acquired during 1999 contributed (Pounds)7.8 million to the Group's net operating cash flows, paid (Pounds)0.4 million in respect of interest, paid (Pounds)1.7 million in respect of taxation and utilized (Pounds)0.2 million net for capital expenditure.

3.  Pre-acquisition trading

   Convotherm generated operating profit in its last financial year ended December 31, 1998, amounting to (Pounds)1.7 million. There was no trading activity between its last financial year and the acquisition date of December 31, 1998.

   The summarized profit and loss account of Scotsman for the period from September 27, 1998, to August 12, 1999, (date of acquisition), as extracted from the management financial statements, adjusted for the effects of goodwill amortization and interest expense associated with financing the acquisition, as if the financing had taken place on September 27, 1998, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), is set out below:

Profit and loss account

                                                        Pro forma
                                           Scotsman     Adjustment           Total
                                         -------------  ----------       -------------
                                                          (in millions)
Turnover................................ (Pounds)357.0  (Pounds)--       (Pounds)357.0
Operating profit........................          30.6       (11.6)               19.0
Net interest payable and similar charges         (14.3)      (22.3)              (36.6)
                                         -------------  ----------       -------------
Profit before taxation..................          16.3       (33.9)              (17.6)
Tax on profit on ordinary activities....          (7.7)        7.8                 0.1
                                         -------------  ----------       -------------
Profit attributable to shareholders.....   (Pounds)8.6    (Pounds)(26.1)         (17.5)
                                         =============  ==========       =============
Basic earnings per share................          5.5p       (16.6)p             (11.1)p
                                         =============  ==========       =============
Diluted earnings per share..............          3.4p       (16.6)p             (11.1)p
                                         =============  ==========       =============

   Translation losses of (Pounds)2.6 million, not stated in the profit and loss account, arose in the period to August 13, 1999. These losses relate principally to foreign exchange translation differences on the net investment in overseas subsidiaries.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


(b)  2000

1.  Subsidiaries acquired

   During the 52 weeks ended September 30, 2000, the Group acquired the following companies:

    .  Merrychef Limited ("Merrychef") June 2000; and

    . Total Cellar System now named Scotsman Response Limited ("Scotsman Response"), January 2000.

   Both acquired companies were accounted for using the purchase method of accounting.

2.  Net assets acquired, purchase consideration and goodwill

   The following table explains the fair value, by major category, and the goodwill arising on the aforementioned acquisitions.

                                                  Scotsman
                                    Merrychef     response       Total
                                   ------------  -----------  ------------
                                                (in millions)
     Tangible fixed assets........  (Pounds)0.4  (Pounds)0.7   (Pounds)1.1
     Stocks.......................          0.6          0.3           0.9
     Trade debtors................          1.4          1.0           2.4
     Trade creditors..............         (0.9)        (0.2)         (1.1)
     Other liabilities............         (1.2)        (0.9)         (2.1)
     Net debt.....................         (0.1)        (0.8)         (0.9)
                                   ------------  -----------  ------------
     Fair value of assets acquired  (Pounds)0.2  (Pounds)0.1   (Pounds)0.3
                                   ============  ===========  ============
     Consideration:
     Paid in cash................. (Pounds)16.7  (Pounds)2.1  (Pounds)18.8
     Fees.........................          0.2           --           0.2
     Loan notes issues............           --          0.7           0.7
                                   ------------  -----------  ------------
     Total........................         16.9          2.8          19.7
                                   ============  ===========  ============
     Goodwill arising............. (Pounds)16.7  (Pounds)2.7  (Pounds)19.4

   There were no significant adjustments to the book value of assets acquired. Deferred consideration and costs of (Pounds)28.8 million accrued in 1999 in respect of the Scotsman acquisition, were paid in the 2000. This amount has been included in the "Acquisitions and disposals" section of the 2000 cash flow. The impact of the acquisitions in 2000 was not material to turnover, profit for the period, or basic and diluted earnings per share.

(c)  2001

   On November 11, 2000, the Group acquired the entire share capital of Jackson MSC, Inc ("Jackson"), for consideration of $36.2 million including costs. Jackson is principally involved in the manufacturing and supply of industrial dishwashing equipment.

   The Company was accounted for using the purchase method of accounting. Details of the acquisition are shown in the table below. Provisional fair value adjustments reflect the circumstances and conditions at the date of acquisition and principally relate to the write-off of obsolete stock, additional cost accruals and the write-off of goodwill carried on the balance sheet.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                       Book      Fair value
                                       value     Adjustment        Total
                                    -----------  ----------     ------------
                                                  (in millions)
  Goodwill......................... (Pounds)0.6   (Pounds)(0.6)   (Pounds)--
  Fixed assets.....................         2.4         --               2.4
  Stock............................         5.0       (0.6)              4.4
  Other current assets.............         1.4       (0.3)              1.1
  Current liabilities..............        (2.0)      (0.3)             (2.3)
  Loans............................        (0.7)        --              (0.7)
                                    -----------   --------      ------------
  Net assets/(liabilities) acquired (Pounds)6.7   (Pounds)(1.8)  (Pounds)4.9
                                    ===========   ========      ============
  Consideration:
  Paid in cash.....................                             (Pounds)24.4
  Costs............................                                      0.9
                                                                ------------
  Total............................                                     25.3
                                                                ------------
  Goodwill arising.................                             (Pounds)20.4
                                                                ============

   The subsidiary acquired during the year contributed (Pounds)2.9 million to the Group's net operating cash flows, paid no interest or taxation and utilized (Pounds)0.4 million net for capital expenditure.

   The Group made other acquisitions totaling (Pounds)0.5 million in the 2001.

   The impact of the acquisitions in 2001 was not material to turnover, profit for the period or basic and diluted earnings per share.

25.  Group pension schemes

   The Group operates a number of pension schemes of both the defined benefit and defined contribution type. The total pension cost for 2001 was (Pounds)4.15 million (2000: (Pounds)4.7 million). There is a provision for pension costs of (Pounds)2.9 million (2000: (Pounds)3.5 million) in the balance sheet as at September 29, 2001 arising from the accumulated difference between the contributions paid and the corresponding pension costs.

   The total employer contributions payable to the Group's defined contribution schemes over the year was (Pounds)3.1 million (2000: (Pounds)2.7 million). At September 29, 2001, there were no outstanding or prepaid contributions (2000:
nil).

   The Group currently accounts for pensions under SSAP 24. Under the transitional arrangements for FRS 17, the Group is required to provide additional disclosures relating to its pension schemes. These are provided below.

SSAP 24

    a) A number of the Group's full time U.K. employees as at September 29, 2001 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the U.K. is the Berisford (1948) Pension Scheme ("the Berisford Scheme"). A valuation was carried out by a qualified independent actuary at March 31, 2001 using the attained age method. Following the valuation it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries.

       The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions used in the valuation were:

                     Investment returns......... 5.5% p.a.
                     Increase in salaries....... 4.5% p.a.
                     Present and future pensions 5.0% p.a.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


       The total market value of the Berisford Scheme's assets at the last valuation date, together with their funding level as a percentage of accrued benefits after allowing for future increases in earnings, was (Pounds)86.4 million (117.9%).

    b) Enodis Corporation maintains a 401(k) plan which covers most of its employees. It had formerly maintained several frozen defined benefit pension plans. These plans have been terminated with the approval of the appropriate regulatory authorities, and all of the liabilities to participants and beneficiaries have been settled.

    c) Scotsman Industries maintained a number of pension and 401(k) plans which cover substantially all of its employees. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the year of their employment. All pension plans have been funded in accordance with the Employee Retirement Income Security Act of 1974.

   Following the last valuations of the plans at January 1, 2001, it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries.

   The following assumptions were used to develop net pension costs for pension plans in the U.S. in the 52 weeks ended September 29, 2001:

                    Discount rate........... 8.5% p.a.
                    Future salary increases. not applicable
                    Future pension increases nil

   Actuarial gains and losses are amortized over the estimated future working lifetime of employees.

   The total market value of the U.S. plans' assets as at September 29, 2001 was (Pounds)40.4 million. The funding level of the U.S. plans as a percentage of accrued benefits, after allowing for future increases in earnings, was 136%.

FRS 17

   The figures below for the Berisford Scheme have been based on a full actuarial valuation as at March 31, 2001, updated to the current year end. For the pension plans in the U.S., the figures have been based on full actuarial valuations as at January 1, 2001, updated to the current year end.

   The assets in the Group's defined benefit schemes and the expected rate of return were:

                          Berisford Scheme        Pension Plans in the U.S.
                    ---------------------------- ----------------------------
                      Long term                    Long term
                    rate of return               rate of return
                     expected at     Value at     expected at     Value at
                    September 29,  September 29, September 29,  September 29,
                         2001          2001           2001          2001
                    -------------- ------------- -------------- -------------
                                (in millions, except percentages)
   Asset:
   Equities........      6.49%     (Pounds)43.6      10.175%    (Pounds)17.2
   Corporate Bonds.      6.09%             12.8         6.5%             7.6
   Government Bonds      4.49%              9.8         5.6%             5.0
   Property........      6.49%              7.5         6.5%             2.3
   Other...........      4.49%              1.7         6.5%             3.0

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The liabilities of the Group's schemes at September 29, 2001 were calculated on the following bases as required under FRS 17:

                                               Post retirement plans in the U.S.
                                          --------------------------------------------
                                            Berisford
                                             Scheme         Pension         Other
                                          -------------- -------------- --------------
Assumptions at September 29, 2001
Discount rate............................          6.09%          6.75%           7.5%
Rate of increase in salaries.............           4.5% Not applicable Not applicable
Rate of increase in pensions in payment..           5.0%             0% Not applicable
Rate of increase in pensions in deferment           3.0%             0% Not applicable
Medical cost inflation................... Not applicable Not applicable      6.5%-5.0%
Price inflation..........................           3.0%          2.75% Not applicable

25.  Group pension schemes

   The balance sheet position for the Group's schemes as calculated under FRS17 at September 29, 2001 was as follows:

                                                       Post retirement benefit plans
                                                                in the U.S.
                                                      ---------------------------
                                                      Pension plans  Pension plans        Post
                                                       with assets  with liabilities   retirement
                                                      in excess of    in excess of      medical
                                     Berisford Scheme  liabilities       assets          plans
                                     ---------------- ------------- ----------------   ----------
                                                               (in millions)
Fair value of assets................   (Pounds)75.4   (Pounds)35.1     (Pounds)--      (Pounds)--
Present value of scheme liabilities.          (69.5)         (33.7)          (3.9)           (2.9)
                                       ------------   ------------     ----------      ----------
Surplus or deficit in the scheme....            5.9            1.4           (3.9)           (2.9)
Unrecognizable surplus in the scheme             --           (0.7)            --              --
                                       ------------   ------------     ----------      ----------
Net pension asset/liability.........    (Pounds)5.9    (Pounds)0.7       (Pounds)(3.9)   (Pounds)(2.9)
                                       ============   ============     ==========      ==========

26.  Contingencies

   Various lawsuits and claims arising in the ordinary course of business are pending against the Group. The Group is vigorously contesting or pursuing, as applicable, several lawsuits and claims where it believes that its positions are sustainable. The Group has recorded accruals for losses that it considers to be probable and reasonably estimable. Based upon the Group's current assessments of these lawsuits and claims (including those noted below) and the capital resources available to it, the Group believes that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts accrued in respect of them. Therefore, the resolution of these lawsuits should not have a material effect on the Group's financial condition, liquidity or results of operations. However, due to the uncertainties involved in litigation, there are cases, including some of the claims involving Consolidated Industries Corp. of Lafayette, Indiana ("Consolidated"), in which either the outcome is not reasonably predictable or losses, if any, are not reasonably estimable. If the Consolidated-related lawsuits and claims were ultimately determined in a manner adverse to the Group, and in amounts in excess of established accruals, it is reasonably possible that those determinations could have a material effect on our profit. The term "reasonably possible" means that the chance of a future transaction or event occurring is more than remote but less than likely.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


(i) One of Enodis' subsidiaries, Enodis Corporation, has been named in a number of lawsuits throughout the U.S. in which the plaintiffs seek to hold it liable for the alleged obligations of its former subsidiary, Consolidated, by reason of Consolidated's alleged design and manufacture of some 870,000 defective home furnaces. Consolidated's alleged liability in respect of these furnaces could potentially reach $600 million. Enodis Corporation sold Consolidated to an unrelated party in 1998. The plaintiffs all contend that Enodis Corporation is the alter ego of Consolidated and therefore liable for its debts. The plaintiffs in these actions who are seeking to hold Enodis Corporation accountable for the liabilities of Consolidated include Daniel L. Freeland, in his capacity as trustee of the Chapter 7 bankruptcy estate of Consolidated, the Trane Company, a division of America Standard, Amana, LLC, Bard Manufacturing Company and Janet Pearce, on behalf of a class of homeowners claiming, among other things, to be entitled to have their furnaces replaced free of charge.

   Additionally, Consolidated is a defendant in a certified class action in California, which claims that certain furnaces manufactured by Consolidated were defective. The class action is currently ready for trial. Enodis Corporation is not a party to that action but has an interest in the outcome due to the alter ego claims described.

   Finally, the bankruptcy trustee, Daniel L. Freeland, is also asserting a variety of bankruptcy and equitable claims (the "trustee claims") seeking to recover up to $30 million that was paid by Consolidated to Enodis Corporation between 1988 and 1998.

   Enodis Corporation has thoroughly investigated these claims and believes that the claims based on the alter ego theory, as well as the trustee claims, are without merit. Enodis Corporation is therefore defending them vigorously. However, the damages alleged in the lawsuits could potentially reach U.S.$600 million, which substantially exceeds the estimate of, and accruals for, the potential exposure. Enodis Corporation has placed its insurance carriers on notice of these claims, and they have uniformly reserved their rights in respect of them whilst at the same time co-operating with Enodis Corporation in attempts to resolve them. Accordingly, if these lawsuits were ultimately decided in a manner adverse to the Company, and in amounts in excess of the accruals, it is "reasonably possible" that those determinations could have a material adverse effect on the Group.

(ii) In 1996 Bomar Resources Holdings, Inc. ("BRHI"), among others, brought an action against Enodis in the U.S. Federal District Court for the Southern District of New York for indemnification against various third party claims which the Company was found liable for in September 1999. Enodis granted the indemnity in connection with the 1988 sale of a former subsidiary, Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. During the year the Group settled these federal and state court actions for (Pounds)12.2 million (note 5).
(iii) There are customary tax and other warranties and indemnities in respect of companies and businesses sold in previous years.

27.  Lease obligations

   Commitments--The Group leases certain of its offices, buildings, plant and equipment in some instances for periods in excess of 20 years with various renewal options. Rental expense under operating leases related to continuing businesses was (Pounds)4.0 million in 1999, (Pounds)7.5 million in 2000 and (Pounds)7.3 million in 2001.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                                                                                       2000         2001
                                                                                                    -----------  -----------
                                                                                                          (in millions)
a) The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year.................................................................................... (Pounds)0.7  (Pounds)0.1
Between one and two years..........................................................................         0.5          1.2
Between two and three years........................................................................         0.1          0.1
Between three and four years.......................................................................         0.1          0.1
Between four and five years........................................................................          --           --
Thereafter.........................................................................................          --           --
                                                                                                    -----------  -----------
                                                                                                            1.4          1.5
Finance charges allocated to future years..........................................................        (0.2)        (0.2)
                                                                                                    -----------  -----------
                                                                                                    (Pounds)1.2  (Pounds)1.3
                                                                                                    ===========  ===========
Disclosed in the financial statements as:..........................................................
Creditors due within one year (note 17)............................................................ (Pounds)0.7  (Pounds)0.1
Creditors due after more than one year (note 18)...................................................         0.5          1.2
                                                                                                    -----------  -----------
                                                                                                    (Pounds)1.2  (Pounds)1.3
                                                                                                    ===========  ===========

                                                                                               2000         2001
                                                                                           ------------ ------------
                                                                                                 (in millions)
b) Operating lease payments which the Group is committed to make during the next financial year are analyzed as follows:
Leases expiring:
Within one year...........................................................................  (Pounds)2.9  (Pounds)3.1
Between one and two years.................................................................          2.7          3.9
Between three and five years..............................................................          7.3          3.8
Thereafter................................................................................         17.1          9.5
                                                                                           ------------ ------------
                                                                                           (Pounds)30.0 (Pounds)20.3
                                                                                           ============ ============

                                                                                              2001
                                                                                          (in millions)
c) Operating lease payments which the Group is committed to make are analyzed as follows:
Within one year.......................................................................... (Pounds)20.3
Between one and two years................................................................          9.0
Between two and three years..............................................................          6.4
Between three and four years.............................................................          5.1
Between four and five years..............................................................          4.4
Thereafter...............................................................................         25.5
                                                                                          ------------
                                                                                          (Pounds)70.7
                                                                                          ============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


28.  Principal subsidiaries and significant investment

                                      Percentage
                                       held and
                      Country of   voting rights at
                     incorporation   September 29
Food Equipment       and operation       2001       Details of holding of share capital
--------------       -------------       ----       -----------------------------------
Aladdin Temp-Rite
  Canada, Inc.       Canada              100        700,100 no par value common stock
Aladdin Temp-Rite
  LLC                U.S.                100        n/a
Aladdin Temp-Rite
  Pty. Ltd           Australia           100        1,184,115 AU$1 ordinary shares
Aladdin Temp-Rite    Puerto
  Puerto Rico Inc.   Rico                100        1,000 no par value common stock
Austral
  Refrigeration Pty.
  Ltd                Australia           100        40,993 AU$1 ordinary shares
Belshaw Bros, Inc    U.S.                100        200 no par value common stock
Booth, Inc.          U.S.                100        1,000 no par value common stock
Castel MAC S.p.A.    Italy               100        8,300,000 0.52 Euro shares
Cleveland Range,
  Inc.               U.S.                100        3,000 no par value common stock
Cleveland Range
  Ltd                Canada              100        32,449 Class A no par value shares
Convotherm
  Elektrogerate
  GmbH               Germany              91        2,730,000 DM1 shares
Convotherm
  Limited            England              91        6,000(Pounds)1 ordinary shares
Convotherm
  Singapore Pte
  Ltd                Singapore           100        100,000 $1 shares
Cowley               New
  Refrigeration Ltd  Zealand              60        210,000 NZ$1 shares
Enodis Corporation   U.S.                100        100 U.S.$.01 par value common stock
Enodis Deutschland
  GmbH               Germany             100        50,000 DM shares
Enodis France SA     France              100        7,500 FFr 100 shares
Enodis Iberia SA     Spain               100        200 Pta 50,000 shares
Enodis UK Limited    England             100        5,000(Pounds)1 ordinary shares
Frimont S.p.A.       Italy               100        16,000 516.46 Euro shares
Frymaster L.L.C.     U.S.                100        n/a
Garland
  Commercial
  Industries, Inc.   U.S.                100        10 no par value common stock
Garland
  Commercial
  Ranges, Limited    Canada              100        2,000 no par value common stock
Guyon Productions
  SA                 France              100        50,000 FFr 100 shares
Hartek Awagem
  Vertriebsges
  m.b.H.             Austria             100        1 share of 1,500,000 ATS
Hartek Beverage
  Handling GmbH      Germany             100        1 share of 1,150,000 DM
Jackson MSC Inc.     U.S.                100        100 shares no par value common stock
Kysor Industrial
  Corporation        U.S.                100        100 U.S.$1 common stock
Kysor/Warren
  Australia Pty.
  Limited            Australia           100        275,003 AU$1 ordinary share

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

                                      Percentage
                                       held and
                      Country of   voting rights at
                     incorporation   September 29
Food Equipment       and operation       2001       Details of holding of share capital
--------------       -------------       ----       -----------------------------------
Lincoln Foodservice
  Products, Inc.     U.S.                100        1,000 no par value common stock
Merco/Savory, Inc.   U.S.                100        3,000 no par value common stock
Merrychef Holdings
  Limited            England             100        295,000 Class A ordinary shares
                                         100        205,000(Pounds)1 ordinary shares
Mile High
  Equipment
  Company            U.S.                100        200 no par value common stock
New Ton Food
  Equipment Co                                      1,905,120 10 Thai Baht Class A
  Ltd.               Thailand            97.2         ordinary shares
Sammic SA            Spain               100        1.000 Pta 1,000,000 shares
Sammic SARL          France              100        3,000 FFr 1,000 shares
Sammic-Equipamientos
  de Hotelaria,
  L.d.               Portugal            99.5       1 participation of Escudos 3,980,000
Scotsman Beverage
  Systems Limited    England             100        8,397,517(Pounds)1 preference shares
Scotsman Group
  Inc.               U.S.                100        1,000 U.S.$1 common stock
Scotsman Ice
  Systems
  (Shanghai)
  Company Ltd        China               100        1 share of 2,150,000 U.S.$Shares
Technyform
  Production SA      France              100        2,500 FFr 100 shares
Temp-Rite
  International
  GmbH               Germany             100        500,000 DM 1 shares
Temp-Rite
  International
  Holding B.V.       Netherlands         100        40 NLG 1,000 shares
Temp-Rite
  International SA   France              100        4,300,000 FF 100 shares
Temp-Rite Kft        Hungary             100        3,000,000 HUF 1 shares
The Delfield
  Company            U.S.                100        100 U.S.$0.01 par value common stock
Vent Master
  (Europe) Limited   England             100        49,000(Pounds)1 ordinary shares
Viscount Catering
  Limited            England             100        1,500,000(Pounds)1 ordinary shares
Welbilt
  Manufacturing                                     9,333,333 10 Thai Baht Class A
  (Thailand) Ltd*    Thailand            50+          ordinary shares
Welbilt Walk-Ins,
  LP                 U.S.                100        n/a
Whitlenge Drink
  Equipment
  Limited            England              100       406,500,000 1p ordinary shares
                                          100       500,000(Pounds)1 deferred shares
Property
Enodis Property
  Developments
  Limited            England              100       38,343,713(Pounds)1 ordinary shares

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                    Percentage
                                     held and
                    Country of   voting rights at
                   incorporation   September 29
Food Equipment     and operation       2001       Details of holding of share capital
--------------     -------------       ----       -----------------------------------
Enodis Investments
  Limited*         England              100       65,775,400 50p ordinary shares
                                                  145,805,094 50p preferred ordinary
                                        100       shares
Investment
C. Czarnikow
  Limited          England             15++       150,000(Pounds)1 ordinary shares

--------
+  Joint venture accounted for using the equity method.
++ Unlisted fixed asset investment accounted for using the cost method.
* These subsidiaries and the investment are held by Enodis. All other operating subsidiaries are held through other subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain non-operating companies. Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

29.  Supplementary Information for U.S. Investors

Reconciliation to generally accepted accounting principles in the United States

   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"), which differ in certain significant respects from U.S. GAAP.

   The following is a summary of the significant adjustments to profit/(loss) for the period and equity shareholders' funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences between U.K. GAAP and U.S. GAAP.

                                                                                                          2001
                    Profit/(loss)                      Note     1999          2000        2001          (Note 1)
                    -------------                      ---- ------------  ------------  --------        --------
                                                                             (in millions)
Profit/(loss) as reported in accordance with U.K. GAAP      (Pounds)60.8  (Pounds)69.3  (Pounds)(115.9) $(170.3)
Items increasing/(decreasing) profit/(loss)...........
Goodwill amortization.................................  (a)        (17.2)        (16.5)    (16.6)         (24.3)
Depreciation..........................................  (b)          3.1           1.6        --             --
Goodwill impairment...................................  (a)           --            --       9.8           14.4
Deferred taxation.....................................  (c)        (23.3)        (27.0)      3.3            4.8
Pension cost..........................................  (d)          2.5           3.6       5.9            8.7
Sales/leaseback transactions..........................  (e)         (2.6)         (2.7)     (1.3)          (1.9)
Gain on sale of BCP business (discontinued operation).  (f)           --            --       0.8            1.2
Purchase accounting...................................  (g)          4.0            --        --             --
Stock option plans....................................  (h)           --          (3.0)       --             --
Restructuring.........................................  (i)           --            --       0.4            0.6
Cumulative effect of accounting change................  (j)           --            --       0.2            0.2
Derivatives...........................................  (j)           --            --      (0.8)          (1.2)
Other.................................................                --            --       0.5            0.7
                                                            ------------  ------------  --------        -------
Net profit/(loss) in accordance with U.S. GAAP........      (Pounds)27.3  (Pounds)25.3  (Pounds)(113.7) $(167.0)
                                                            ============  ============  ========        =======

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

Net profit/(loss) in accordance with U.S. GAAP represented by:
   Continuing operations......................................      (Pounds)10.6  (Pounds)9.1 (Pounds)(150.7) $(221.4)
   Discontinued operations (less applicab(m)le taxation)...... (m).         16.7         16.2             7.1     10.5
   Gain on sale of discontinue(m)d operations................. (m).           --           --            29.9     43.9
                                                                    ------------ ------------ --------------- --------
Net profit/(loss) in accordance with U.S. GAAP................      (Pounds)27.3 (Pounds)25.3 (Pounds)(113.7) $(167.0)
                                                                    ============ ============ =============== ========

                                                                                                   2001
Earnings per share                                                     Note  1999  2000   2001   (Note 1)
------------------                                                     ----- ----  ----  ------  --------
Basic profit/(loss) per ordinary share in accordance with U.S. GAAP:
Income from continuing operations.....................................   (k)  6.7p  3.9p (60.5)p $(0.89)
Gain on sale of discontinued operations...............................   (m)   --    --    12.0p    0.18
Income from discontinued operations................................... (k,m) 10.7p  6.9p    2.8p    0.04
                                                                             ----  ----  ------  -------
                                                                             17.4p 10.8p (45.7)p $(0.67)
                                                                             ====  ====  ======  =======
Diluted profit/(loss) per ordinary share in accordance with U.S. GAAP:
Income from continuing operations.....................................   (k)  6.7p  3.6p (60.5)p $(0.89)
Gain on sale of discontinued operations...............................   (m)   --    --    12.0p    0.18
Income from discontinued operations................................... (k,m)  7.6p  6.5p    2.8p    0.04
                                                                             ----  ----  ------  -------
                                                                             14.3p 10.1p (45.7)p $(0.67)
                                                                             ====  ====  ======  =======


                                                                                                            2001
Equity shareholder's funds                                           Note       2000           2001       (Note 1)
--------------------------                                          ------  -------------  -------------  --------
                                                                                    (in millions)
Equity shareholders' funds as reported in accordance with U.K. GAAP         (Pounds)213.8   (Pounds)87.2  $ 128.1
Items increasing/(decreasing) equity shareholders' funds:
Goodwill...........................................................     (a)         331.5          335.9    493.5
Goodwill associated with purchase accounting adjustments........... (a,b,g)         (22.5)         (17.6)   (25.9)
Amortization on goodwill...........................................     (a)         (85.3)         (99.5)  (146.2)
Goodwill impairment................................................     (a)            --            9.8     14.4
Deferred income taxes..............................................     (c)          96.2           99.2    145.7
Gain on sale/leaseback.............................................     (e)          (5.3)          (1.2)    (1.8)
Pension costs......................................................     (d)          37.6           31.1     45.7
Stock option plans.................................................     (h)          (2.3)          (2.2)    (3.2)
Dividends..........................................................     (l)          23.1             --       --
Derivative instruments.............................................     (j)            --           (0.8)    (1.1)
Restructuring......................................................     (i)            --            0.4      0.6
Other..............................................................                    --            0.7      1.0
                                                                            -------------  -------------  -------
Shareholders' equity in accordance with U.S. GAAP..................         (Pounds)586.8  (Pounds)443.0  $ 650.8
                                                                            =============  =============  =======

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


Description of differences

Goodwill amortization and impairment/(a) /

   Under U.K. GAAP, the policy followed prior to the introduction of FRS 10, (which is effective for accounting periods ended on or after December 23, 1998, and was adopted on a prospective basis) was to write off goodwill against equity shareholders' funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS 10 requires goodwill to be capitalized and amortized over its estimated useful economic life. Under U.S. GAAP, goodwill arising on all acquisitions must be capitalized and amortized over the estimated period of benefit, but not in excess of 40 years. As a result, a difference between U.K. GAAP and U.S. GAAP arises on goodwill balances on acquisitions pre-implementation of FRS 10. The Group has adopted a 20 year estimated useful life with respect to goodwill established under both U.S. GAAP and U.K. GAAP.

   Under U.S. GAAP and U.K. GAAP, goodwill (and other long-lived assets) are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Under U.S. GAAP, recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted for the U.K. GAAP to U.S. GAAP adjustments) to future undiscounted net cash flows expected to be generated from the assets' use at the lowest level at which identifiable cash flows are generated. When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. In September 2001, the Group recognised goodwill impairment under U.K. GAAP of (Pounds)100 million in respect of Scotsman (note 5). Under U.S. GAAP, the aforementioned undiscounted net cash flow analysis was performed and it was determined that an impairment should also be recognised under U.S. GAAP. Differences in the impairment loss recognised of (Pounds)9.8 million arise as a result of the differences in the carrying value of the underlying goodwill and net assets under U.K. GAAP and U.S. GAAP.

Depreciation/(b) /

   Under U.K. GAAP negative goodwill arising on acquisitions prior to the adoption of FRS 10 was written off against equity shareholders' funds.

   Under U.S. GAAP negative goodwill arising on an acquisition is first applied to reduce the value assigned to noncurrent assets to zero; any remaining credit excess, after reduction of non current assets not to be disposed of, is classified as a deferred credit and amortized systematically to income over the period to be benefitted. The application of negative goodwill against fixed assets, as a result of prior year purchase price allocations, results in depreciation expense being greater under U.K. GAAP. As a result, depreciation expense must be reduced to reflect the U.S. GAAP depreciation expense.

Deferred taxation/(c) /

   Under U.K. GAAP deferred taxation is provided under the liability method where timing differences are expected to reverse in the foreseeable future. Under U.S. GAAP, income taxes are accounted for under the asset and liability method of accounting. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to all differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Valuation allowances are established when it is "more likely than not" than some or all of the deferred tax assets will not be realised.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


Pension cost/(d) /

   In the Group's consolidated financial statements, pension costs are accounted for in accordance with SSAP 24, with costs being charged to income over employees' estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87--"Employers' Accounting for Pensions" and SFAS No. 88--"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortizing surpluses or deficits.

Sale/Leaseback transactions/(e) /

   Under U.K. GAAP a gain or loss on the sale of an asset that is leased back is deferred if the leaseback is a finance lease and is recognized immediately when the leaseback is an operating lease. Under U.S. GAAP, a gain or loss on the sale of property which is leased back and does not meet certain criteria, is deferred and amortized over future periods. The resulting adjustment from U.K. GAAP to U.S. GAAP relates to the deferral of current period gains recorded for U.K. GAAP which do not comply with U.S. GAAP criteria, and the amortization of such deferred gains over the life of the lease.

Gain on sale of BCP business/(f) /

   Differences in the carrying amount of the net assets of the BCP business under U.S. GAAP give rise to a different calculation of the gain on sale.

Purchase accounting/(g) /

   Under both U.K. and U.S. GAAP the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. Under U.K. GAAP, provisions or accruals for reorganization and integration costs including closing duplicate facilities within the acquired company are treated as post acquisition expenditures and flow through the profit and loss account. Under U.S. GAAP, costs related to closing duplicate facilities or reducing excess capacity within the acquired company may be considered part of the acquisition price if management commences to assess and formulate an adequately detailed exit plan as of the date of the consummation of the acquisition and thereby the determination of goodwill arising on acquisition.

Stock option plans/(h) /

   Under U.K. GAAP options issued under the Group's 1995 Executive Share Option Scheme, which includes certain performance criteria, give rise to an accounting entry when the option is exercised. Shareholders' funds are increased by the product of the number of options multiplied by the original option price.

   Under U.S. GAAP, in situations in which it is probable that specified performance criteria will be met, estimates of compensation cost are recorded in the profit and loss account before the measurement date. The resulting adjustment between U.K. GAAP and U.S. GAAP relates to the recognition of compensation cost related to the 1995 Executive share option plan, for U.S. GAAP purposes, following a determination that the attainment of the related performance criteria is probable.

Restructuring/(i) /

   Under U.K. GAAP the timing criteria for recording restructuring provisions are different to those under U.S. GAAP. During 2001, certain accrued losses allowable for recognition under U.K. GAAP did not meet the definition of an accruable restructuring charge for U.S. GAAP and a timing difference consequently arose.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


Derivatives/(j) /

   Derivative financial instruments are utilized by the Group to reduce foreign currency and interest rate risks. The Group does not hold or issue financial instruments for trading purposes. The Group enters into forward exchange contracts to hedge certain firm purchase commitments and existing assets or liabilities. Under U.K. GAAP, gains and losses related to qualifying hedges of firm commitments are deferred, and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The Group also enters into agreements to manage certain exposures to fluctuations in interest rates. Interest rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Under U.K. GAAP, net amounts paid or received are reflected as adjustments to interest rate expense.

   Under U.S. GAAP in October 2001, the Group adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This standard requires the fair values of derivative instruments to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 to be recorded in the statement of profit and loss account. Therefore, differences between U.K. GAAP and U.S. GAAP arise which are recorded in net income for U.S. GAAP. The Group adopted the provisions of these statements in October 2000 and recorded a gain of (Pounds)0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133 as the standard does not permit retroactive restatement. This charge was immaterial to basic and diluted earnings per share for the year. Subsequent to the adoption of SFAS 133, the Group has recorded an (Pounds)0.8 million loss related to changes in the fair value of such derivative instruments.

Earnings Per Ordinary Share/(k) /

   Earnings per ordinary share information is calculated based on:


Basic earnings/(loss) attributable to ordinary shares in accordance with U.S.
GAAP............................................................................
Effect of diluted securities--CULS..............................................

Dilutive earnings/(loss) attributable to ordinary shares in accordance with U.S.
GAAP............................................................................

Weighted average number of ordinary shares in issue (note 11)...................
Basic earnings/(loss) per ordinary share........................................
Diluted weighted average number of ordinary shares (note 11)....................
Diluted earnings/(loss) per ordinary share......................................

                                                                                                                             2001
                                                                                     1999         2000       2001          (Note 1)
                                                                                 ------------ ------------ --------        --------
                                                                                      (in millions, except per share amounts)
Basic earnings/(loss) attributable to ordinary shares in accordance with U.S.
GAAP............................................................................ (Pounds)27.3 (Pounds)25.3 (Pounds)(113.7) $(167.0)
Effect of diluted securities--CULS..............................................          8.4          0.1       --             --
                                                                                 ------------ ------------ --------        -------
Dilutive earnings/(loss) attributable to ordinary shares in accordance with U.S.
GAAP............................................................................         35.7         25.4   (113.7)        (167.0)
                                                                                 ============ ============ ========        =======
Weighted average number of ordinary shares in issue (note 11)...................        157.1        234.0    248.9          248.9
Basic earnings/(loss) per ordinary share........................................        17.4p        10.8p    (45.7)p      $ (0.67)
Diluted weighted average number of ordinary shares (note 11)....................        249.4        250.7    248.9          248.9
Diluted earnings/(loss) per ordinary share......................................        14.3p        10.1p    (45.7)p      $ (0.67)

   Share options have not been included in the computation of dilutive loss per ordinary share calculation in 2001 because such inclusion would be antidilutive.

Dividends/(l) /

   U.K. GAAP requires dividends to be accrued when declared, with a charge to the retained profit/(loss) through the profit and loss account. Under U.S. GAAP dividends are charged to shareholders' funds only when approved.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

29.  Supplementary Information for U.S. Investors

Discontinued operations/(m) /

   The BCP Division has been classified as a discountinued operation under both U.K. GAAP and U.S. GAAP. However, under U.K. GAAP the comparable balance sheet figures are not restated to reflect the discontinued operations which is required under U.S. GAAP. A summary of balance sheet data for the BCP business under U.K. GAAP as at 2000, is as follows:

                                                        2000
                                                    (in millions)
                                                    -------------
              Current assets....................... (Pounds)80.1
              Fixed assets.........................         52.2
                                                    ------------
              Total Assets.........................        132.3
              Creditors falling due within one year         50.9
              Creditors falling due after one year.          1.5
                                                    ------------
                                                            52.4
                                                    ------------
              Net assets of discontinued operations (Pounds)79.9
                                                    ============

Other presentational items

Exceptional items

   Under U.K. GAAP exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. U.S. GAAP does not allow the presentation of exceptional items and such items would not be presented as such under U.S. GAAP.

Non-operating profits

   Under U.K. GAAP profits on disposals of businesses and property fixed assets are treated as non-operating profit. Under U.S. GAAP such items would be presented as a component of discontinued operations and operating profit, respectively.

Recently adopted U.S. Accounting Pronouncements

   In June 2000, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Group adopted the applicable provisions of SAB 101 during Fiscal 2001. The adoption of the provisions of SAB 101 had no impact.

New U.S. accounting pronouncements

   In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. Enodis has had no business combinations subsequent to June 30, 2001.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   SFAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Group to complete a transitional goodwill impairment test six months from the date of adoption. The Group is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Group is currently assessing but has not yet determined the impact of SFAS 143 on its financial position and results of operations.
   In October 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"), which serves to clarify and further define the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Group is currently assessing but has not yet determined the impact of SFAS 144 on its financial position and results of operations.

Consolidated Statements of cash flows

   The consolidated statements of cash flows prepared under U.K. GAAP differ in certain presentational respects from the format required under SFAS No. 95 "Statement of Cash Flows". Under U.K. GAAP, a reconciliation of profit from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes are presented separately from cash flows from operating activities.

   Under SFAS No. 95, cash flows from operating activities are based on net profit, include interest and income taxes, and are presented on the face of the statement.

   Summary consolidated cash flow information as presented in accordance with U.S. GAAP:

                                                       1999          2000          2001
                                                   ------------  ------------  ------------
                                                                 (in millions)
Cash was (used in)/provided by:...................
Operating activities.............................. (Pounds)35.9  (Pounds)87.9  (Pounds)37.9
Investing activities..............................       (237.6)        (60.6)         59.9
Financing activities..............................        167.1         (42.6)        (88.8)
Discontinued operations...........................         19.0          15.2           4.8
Exchange movement.................................          3.3           1.9          (2.9)
                                                   ------------  ------------  ------------
Net increase/(decrease) in cash...................        (12.3)          1.8          10.9
Cash and cash equivalents at the beginning of year         39.0          26.7          28.5
                                                   ------------  ------------  ------------
Cash and cash equivalents at the end of year...... (Pounds)26.7  (Pounds)28.5  (Pounds)39.4
                                                   ============  ============  ============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

29.  Supplementary Information for U.S. Investors

   A reconciliation between the consolidated statements of cash flows presented in accordance with U.K. GAAP and U.S. GAAP is set out below:

                                                                         1999          2000           2001
                                                                     ------------  -------------  ------------
                                                                                   (in millions)
Operating activities:
Net cash inflow from operating activities........................... (Pounds)88.3  (Pounds)160.5  (Pounds)93.0
Return on investments and servicing of finance......................        (13.4)         (37.5)        (40.9)
Taxation............................................................         (8.3)         (10.2)         (6.0)
Other...............................................................           --            1.2            --
Net cash flow from operating activities of discontinued operations..        (30.7)         (26.1)         (8.2)
                                                                     ------------  -------------  ------------
Net cash flow from operating activities in accordance with U.S. GAAP (Pounds)35.9   (Pounds)87.9  (Pounds)37.9
                                                                     ============  =============  ============

Investing activities:
Capital expenditure and financial investment........................ (Pounds)(16.9)  (Pounds)(23.3)     (Pounds)(16.3)
Acquisitions and disposals..........................................   (233.0)          (48.2)              72.8
Repurchase of EXSOP shares..........................................      0.6              --                 --
Net cash flow from investing activities of discontinued operations..     11.7            10.9                3.4
                                                                     --------        --------       ------------
Net cash flow from investing activities in accordance with U.S. GAAP (Pounds)(237.6) (Pounds)(60.6) (Pounds)59.9
                                                                     ========        ========       ============
Financing activities:
Financing                                                            183.4           (Pounds)(13.8)     (Pounds)(60.6)
Equity dividends paid                                                (15.7)             (28.8)             (28.2)
Repurchase of EXSOP shares                                           (0.6)                 --                 --
                                                                     --------        --------       ------------
Net cash flow from financing activities in accordance with U.S. GAAP 167.1           (Pounds)(42.6)     (Pounds)(88.8)
                                                                     ========        ========       ============

ADDITIONAL FINANCIAL INFORMATION


Warranty provision

   For U.K. GAAP purposes, the Group adopted the provisions of FRS 18 during 2001. As a result of the adoption of this standard, the Group reassessed its accounting estimates for warranty provisions and provided an additional (Pounds)8.0 million during 2001. Under U.S. GAAP, the reassessment of the warranty provision represents a change in estimate and as such, would be recorded in the period of change (i.e. also 2001). Accordingly, no adjustment has been recognized for this item.

Pension costs

   Defined Benefit Plans--The Group sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

   The majority of the Group's full time U.K. employees as at September 29, 2001 are members of defined benefit arrangements with assets held in separate trustee administered funds. The pension plans relating to Enodis were terminated in 1999 with the approval of the appropriate regulatory authorities and all of the liabilities to participants and beneficiaries have been settled.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


   The pension assets acquired as part of the Scotsman acquisition are invested in institutional mutual funds which contain both equities and fixed investments. The Group complies with funding requirements under the Employee Retirement Income Security Act of 1974. Also, several of the other non-U.S. subsidiaries acquired as part of the Scotsman acquisition sponsor defined benefit plans. These plans are funded in compliance with local requirements, if any. Effective December 31, 1999, all of the U.S. qualified defined benefit plans were merged into a single plan, the Consolidated Pension Plan for Scotsman Industries, Inc. Benefits under the plan were frozen for all salaried employees and certain hourly employees. In addition, all of the U.S. 401(k) plans were merged into the Welbilt 401(k) plan effective December 31, 1999.

   Information for the Group's major defined benefit plans is as follows (in millions):

                                                                                            Pension Plans
                                                     -----------------------------------------------------------
                                                                  1999                          2000
                                                     ------------------------------  --------------------------
                                                         U.S.            Non-U.S.        U.S.        Non-U.S.
                                                     ------------      ------------  ------------  ------------
                                                                                            (in millions)
Change in benefit obligation:.......................
Benefit obligation, beginning of year...............  (Pounds)7.8      (Pounds)63.2  (Pounds)34.5  (Pounds)65.7
 Service cost.......................................          0.2               0.4           0.6           0.6
 Interest cost......................................          0.3               3.6           2.3           4.0
 Newly acquired group...............................         35.3               3.9            --           3.4
 Plan curtailment...................................           --                --          (4.1)           --
 Plan amendment.....................................           --                --            --            --
 Net actuarial loss/(gain)..........................           --              (2.2)           --           1.0
 Benefits paid......................................         (9.1)             (3.2)         (1.6)         (6.1)
 Foreign exchange...................................           --                --           3.5            --
                                                     ------------      ------------  ------------  ------------
Benefit obligation, end of year..................... (Pounds)34.5      (Pounds)65.7  (Pounds)35.2  (Pounds)68.6
                                                     ============      ============  ============  ============
Change in plan assets:
Fair value of plan assets, beginning of year........ (Pounds)10.0      (Pounds)78.9  (Pounds)33.4  (Pounds)88.4
Actual return on plan assets........................         (0.5)             12.7           4.3          11.6
Newly acquired group................................         31.8                --            --           2.4
Employer contributions..............................          1.2                --           0.5           0.1
Benefits paid.......................................         (9.1)             (3.2)         (1.6)         (6.1)
Foreign exchange....................................           --                --           3.8            --
                                                     ------------      ------------  ------------  ------------
Fair value of plan assets, end of year.............. (Pounds)33.4      (Pounds)88.4  (Pounds)40.4  (Pounds)96.4
                                                     ============      ============  ============  ============
Funded status.......................................     (Pounds)(1.1) (Pounds)22.7   (Pounds)5.2  (Pounds)27.8
Unrecognized prior year service.....................           --                --            --            --
Unrecognized transition asset.......................           --              (7.3)           --          (5.8)
Unrecognized net actuarial loss/(gain)..............          1.3               1.9            --          (0.4)
                                                     ------------      ------------  ------------  ------------
Prepaid/(accrued) pension cost......................  (Pounds)0.2      (Pounds)17.3   (Pounds)5.2  (Pounds)21.6
                                                     ============      ============  ============  ============
Amounts recognizedf in the balance sheet consist of:
 Prepaid/(accrued) benefit cost.....................  (Pounds)4.7      (Pounds)21.3  (Pounds)10.0  (Pounds)25.7
 Accrued benefit liability..........................         (4.5)             (4.0)         (4.8)         (4.1)
                                                     ------------      ------------  ------------  ------------
Net amount recognized...............................  (Pounds)0.2      (Pounds)17.3   (Pounds)5.2  (Pounds)21.6
                                                     ============      ============  ============  ============


                                                                  2001
                                                     ------------------------------
                                                         U.S.            Non-U.S.
                                                     ------------      ------------

Change in benefit obligation:.......................
Benefit obligation, beginning of year............... (Pounds)35.2      (Pounds)68.6
 Service cost.......................................          0.3               0.7
 Interest cost......................................          2.6               3.8
 Newly acquired group...............................           --                --
 Plan curtailment...................................           --                --
 Plan amendment.....................................          1.2                --
 Net actuarial loss/(gain)..........................          0.2               7.9
 Benefits paid......................................         (2.3)             (4.0)
 Foreign exchange...................................          0.3                --
                                                     ------------      ------------
Benefit obligation, end of year..................... (Pounds)37.5      (Pounds)77.0
                                                     ============      ============
Change in plan assets:
Fair value of plan assets, beginning of year........ (Pounds)40.4      (Pounds)96.4
Actual return on plan assets........................         (4.0)            (14.8)
Newly acquired group................................           --                --
Employer contributions..............................          0.3               0.2
Benefits paid.......................................         (2.3)             (4.0)
Foreign exchange....................................          0.6                --
                                                     ------------      ------------
Fair value of plan assets, end of year.............. (Pounds)35.0      (Pounds)77.8
                                                     ============      ============
Funded status.......................................     (Pounds)(2.5)  (Pounds)0.8
Unrecognized prior year service.....................          1.1                --
Unrecognized transition asset.......................           --              (4.4)
Unrecognized net actuarial loss/(gain)..............          7.5              29.8
                                                     ------------      ------------
Prepaid/(accrued) pension cost......................  (Pounds)6.1      (Pounds)26.2
                                                     ============      ============
Amounts recognizedf in the balance sheet consist of:
 Prepaid/(accrued) benefit cost..................... (Pounds)10.9      (Pounds)30.7
 Accrued benefit liability..........................         (4.8)             (4.5)
                                                     ------------      ------------
Net amount recognized...............................  (Pounds)6.1      (Pounds)26.2
                                                     ============      ============

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                                                                                Pension
                                                               1999                          Benefits 2000
                                                 ----------------------------      ----------------------------
                                                    U.S.           Non-U.S.           U.S.           Non-U.S.
                                                 -----------      -----------      -----------      -----------
                                                                                   (in millions, except percentages)
Components of net periodic cost:
Service cost.................................... (Pounds)0.2      (Pounds)0.4      (Pounds)0.6      (Pounds)0.6
Interest cost...................................         0.3              3.5              2.3              3.9
Expected return on plan assets..................        (0.4)            (6.1)            (3.2)            (7.3)
Amortisation of unrecognised prior service costs          --               --               --               --
Net amortization of transition obligation.......          --             (1.5)              --             (1.5)
Settlement credit...............................        (0.6)              --               --               --
                                                 -----------      -----------      -----------      -----------
Net periodic pension cost.......................    (Pounds)(0.5)    (Pounds)(3.7)    (Pounds)(0.3)    (Pounds)(4.3)
                                                 ===========      ===========      ===========      ===========
Weighted average assumptions:
Discount rate...................................         6.8%             5.9%             6.8%             6.1%
Expected return on assets.......................         8.0%             7.9%             8.5%             8.1%
Rate of compensation increase...................         4.0%             4.0%             n/a              4.5%

                                                               2001
                                                 ----------------------------
                                                    U.S.           Non-U.S.
                                                 -----------      -----------

Components of net periodic cost:
Service cost.................................... (Pounds)0.3      (Pounds)0.7
Interest cost...................................         2.6              3.8
Expected return on plan assets..................        (3.6)            (7.7)
Amortisation of unrecognised prior service costs         0.1               --
Net amortization of transition obligation.......          --             (1.5)
Settlement credit...............................          --               --
                                                 -----------      -----------
Net periodic pension cost.......................    (Pounds)(0.6)    (Pounds)(4.7)
                                                 ===========      ===========
Weighted average assumptions:
Discount rate...................................         6.8%             6.1%
Expected return on assets.......................         8.5%             8.1%
Rate of compensation increase...................         n/a              4.5%

   Defined contribution plan--The Group also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all U.S. employees. Group contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were, (Pounds)3.8 million, (Pounds)3.1 million and (Pounds)3.1 million for Fiscal 1999, 2000 and 2001, respectively. Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


29.  Supplementary Information for U.S. Investors

   Other post retirement benefits--The Group maintains plans that provide certain healthcare benefits to certain employees retiring from the Group on or after attaining a certain age and who have rendered at least 10 years of service to the Group. These plans are unfunded. The Group reserves the right to change or terminate the benefits at any time.

                                                                     Post-retirement
                                                                Medical Plans (U.S. only)
                                                    ---------------------------------------------
                                                       1999             2000             2001
                                                    -----------      -----------      -----------
                                                            (in millions, except percentages)
Change in benefit obligation:
Benefit obligation, beginning of year..............  (Pounds)--      (Pounds)4.0      (Pounds)3.7
 Service cost......................................          --              0.1              0.1
 Interest cost.....................................         0.1              0.2              0.2
 Plan participants' contributions..................          --               --              0.1
 Plan curtailment..................................         4.3             (0.5)              --
 Plan amendment....................................          --             (0.3)            (1.1)
 Net actuarial loss (gain).........................        (0.3)            (0.1)             0.1
 Benefits paid.....................................        (0.1)            (0.2)            (0.3)
 Foreign exchange..................................          --              0.5              0.1
                                                    -----------      -----------      -----------
Benefit obligation, end of year.................... (Pounds)4.0      (Pounds)3.7      (Pounds)2.9
                                                    ===========      ===========      ===========
Change in plan assets:
 Employer contributions............................ (Pounds)0.1      (Pounds)0.2      (Pounds)0.2
 Plan participants' contributions..................          --               --              0.1
 Benefits paid.....................................         0.1             (0.2)            (0.3)
                                                    -----------      -----------      -----------
Fair value of plan assets, end of year.............  (Pounds)--       (Pounds)--       (Pounds)--
                                                    ===========      ===========      ===========
Funded status......................................    (Pounds)(4.0)    (Pounds)(3.7)    (Pounds)(2.9)
Unrecognized prior year service....................          --             (0.3)            (0.2)
Unrecognized net actuarial gain....................        (0.3)            (0.4)            (0.4)
Accrued pension cost...............................    (Pounds)(4.3)    (Pounds)(4.4)    (Pounds)(3.5)
                                                    -----------      -----------      -----------
Amounts recognized in the balance sheet consist of:
 Accrued benefit liability.........................    (Pounds)(4.3)    (Pounds)(4.4)    (Pounds)(3.5)
                                                    ===========      ===========      ===========
Components of net periodic benefit cost:
 Service cost...................................... (Pounds)0.1      (Pounds)0.1      (Pounds)0.1
 Interest cost.....................................          --              0.2              0.2
 Amendment credit..................................          --               --             (1.1)
                                                    -----------      -----------      -----------
Net periodic pension cost.......................... (Pounds)0.1      (Pounds)0.3         (Pounds)(0.8)
                                                    ===========      ===========      ===========
Weighted average assumptions:
 Discount rate.....................................         7.5%             7.5%             7.5%
 Expected return on assets.........................         n/a              n/a              n/a
 Rate of compensation..............................         n/a              n/a              n/a

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


Stock based compensation

   The Group has long term incentive programs which provide for granting employees options to purchase Enodis's ordinary shares. Under the programs, options are exercisable at a rate set by the Board of Directors of Enodis. An option may not be exercisable after more than 10 years and one day from the date of the grant.

   The individual schemes which comprise the Group's long term incentive programs and have outstanding grants are as follows: the Sharesave Scheme
(1984), Sharesave Scheme (1992), the Executive Scheme (1984), the Executive Scheme (1995) and the Executive Scheme 2001. Options granted under the Group's Executive Scheme (1995) and (2001) are subject to certain performance criteria. Performance conditions are designed to make options exercisable only if there has been a significant and sustained improvement in the financial performance of the Group. The current performance criteria as described in the Executive Scheme (1995) provides that options are not exercisable until the third anniversary from the date of grant and unless the earnings per share of the Group has exceeded the Retail Price Index by percentages stipulated within the Executive Scheme (1995). The current performance criteria as described in the Executive Scheme (2001) provides that options are not exercisable until the Group's total shareholder return is ranked in the upper quartile relative both to other Mid 250 companies (excluding Investment Trusts) and to a group of about 20 other quoted companies in the U.K. and overseas with analagous businesses. Options will be exercisable on a sliding-scale basis if the Group's total shareholder return falls between the median and upper quartile levels, as compared with the two comparator groups.

   In addition, to the aforementioned plans, shareholder approval has also been obtained for the Share Matching Scheme, a new Sharesave Scheme and an employee stock purchase plan for its ADRs (the "employee stock purchase plan") (although none of these plans has yet been implemented). Under the Share Matching Scheme, executives may be awarded matching free shares linked to the deferral of their annual cash bonuses. No awards have been made under this scheme and the Board has decided not to operate it for the time being. The employee stock purchase plan has been designed to qualify under Section 423 of the U.S. Internal Revenue Code of 1986. As such, the plan is non-compensatory. No options have been granted under this plan in the current year. Grants of options are limited to 3,000,000 ADRs, which equates to 12,000,000 ordinary shares.

   For U.S. GAAP purposes the Group applies the intrinsic value method of accounting for its share options under APB 25, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As a result, no compensation cost has been recognized with respect to the Group's share compensation plans except for options which have met the performance criteria for the Executive Scheme (1995). The compensation expense in connection with this long term incentive program was (Pounds)nil million in 2001, (Pounds)2.8 million in 2000 and (Pounds)nil million in 1999. No further options can be granted under the Sharesave Scheme (1984) and the Executive Scheme (1984). Had compensation cost for all option plans been determined consistent with SFAS 123, the Group's net income and earnings per share in accordance with U.S. GAAP would have been reduced to the pro forma amounts detailed below. These amounts have been calculated using the Black-Scholes option pricing model and the following assumptions:

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001


                                                      Fiscal Years Ended
                                     ---------------------------------------------------
Swap and remove headers              October 2, 1999 September 30, 2000 September 29, 2001
-----------------------              --------------- ------------------ ------------------
Dividend yield......................           2.1%              2.0%            2.2%
Volatility..........................          40.0%             38.0%           52.2%
Risk-free interest rate.............           6.7%              6.6%            5.0%
Expected life in years..............           4.6               3.7             3.2
Net income (in millions)
 As reported........................  (Pounds)27.3      (Pounds)25.3          (113.7)
 Pro forma..........................          27.1              25.2          (114.8)
Basic earnings per ordinary share:
 As reported........................         17.4p             10.8p           (45.7)p
 Pro forma..........................         17.4p             10.8p           (46.1)p
Diluted earnings per ordinary share:
 As reported........................         14.3p             10.1p           (45.7)p
 Pro forma..........................         14.3p             10.1p           (46.1)p

   A summary of the status of the Group's four share option plans during the periods October 2, 1999, September 30, 2000, and September 29, 2001 is presented in the following table:

                                                  Executive scheme                               Executive scheme
                      Sharesave scheme (1992)          (1984)          Executive scheme (1995)        (2001)
                      ----------------------- ------------------------ ----------------------- --------------------
                                   Weighted                 Weighted                Weighted              Weighted
                                   Average                  Average                 Average               Average
                                   Exercise                 Exercise                Exercise              Exercise
                       Options      Price      Options       Price      Options      Price      Options    Price
                      ---------  ------------ ----------  ------------ ---------  ------------ --------- ----------
Outstanding at
  September 26, 1998. 2,220,599  (Pounds)1.48  2,438,753  (Pounds)0.82 2,064,450  (Pounds)1.87        -- (Pounds)--
Granted..............   611,729          1.93         --            -- 1,362,737          2.40        --         --
Exercised............  (417,553)         1.51 (2,259,894)         0.78  (175,387)         1.98        --         --
Forfeited............  (263,217)         1.67         --            --  (829,404)         2.13        --         --
Outstanding at
  October 2, 1999.... 2,151,558          1.58    178,859          1.34 2,422,396          2.05        --         --
Granted..............   650,452          2.59         --            --   916,074          3.21        --         --
Exercised............  (218,932)         1.26    (61,989)         0.95  (140,000)         1.52        --         --
Forfeited............  (241,430)         1.77         --            --  (195,000)         1.78        --         --
Outstanding at
  September 30, 2000. 2,341,648          1.87    116,870          1.55 3,003,470          2.45        --         --
Granted..............        --            --         --            --   221,065          2.11 3,753,000       1.67
Exercised............  (193,965)         1.22         --            --   (20,000)         1.44        --         --
Forfeited............  (911,144)         2.08         --            --  (225,020)         2.02        --         --
Outstanding at
  September 29, 2001. 1,236,539          1.82    116,870          1.55 2,979,515          2.46 3,753,000       1.67
Exercisable at end of
  period.............   218,707  (Pounds)1.56    116,870  (Pounds)1.55   830,537  (Pounds)1.68        -- (Pounds)--

   The weighted average fair value of shares granted was (Pounds)1.02, (Pounds)1.11, (Pounds)0.81 in 1999, 2000, and 2001 respectively.

                                  ENODIS PLC

 For fiscal years ended October 2, 1999, September 30, 2000, and September 29,
                                     2001

30.  Post balance sheet events

   On December 13, 2001, we entered into an agreement to sell Sammic S.A., our Spanish food service equipment business in for consideration of (Pounds)20 million. In addition, we provided an indemnity for any financial losses on the part of the purchaser resulting from any misstatements in certain information provided by Enodis in connection with the sale (capped at (Pounds)20 million) which expires December 13, 2003.

   Subsequent to September 29, 2001, and prior to the issuance of these financial statements, the Group entered into new credit facilities which provide for a (Pounds)150 million bridge loan, all of which has been drawn, a $370 million term loan, all of which has been drawn, and a $85 million revolving credit facility. The proceeds of the bridge loan and the term loan will be used to repay the outstanding indebtedness under the former credit facility. The bridge loan, term loan and revolving credit facility bear interest at LIBOR or EURIBOR plus an applicable margin. The credit facilities, with the exception of the bridge loan, are guaranteed by Enodis and its material subsidiaries. The revolving credit facility and $300 million of the term loan mature in 2007 while $70 million of the term loan matures in 2008. The bridge loan matures in 2012. Deferred costs relating to the previous facility of approximately (Pounds)4.1 million were written off in the first quarter of the 2002 financial year.

   In addition, in February 2002, the Group announced a rights offering for up to 150,861,463 shares at a price of 50p per share. The Group also announced that it intends to offer up to (Pounds)100 million in long term fixed rate notes. It is intended that the net proceeds of the rights offering and the note offering will be used to repay in full the bridge loan.

      Financial Statement Schedule II--Valuation and Qualifying Accounts

                                Allowances for
                                   doubtful
                                 accounts and      Inventory      Warranty
                                sales returns       reserve       accruals
                                --------------    ------------  ------------
                                                (in millions)
   1998/99:
   September 27, 1998..........  (Pounds)4.0       (Pounds)8.1  (Pounds)13.5
   Foreign currency translation          1.3               1.1           0.2
   Additions--acquisitions.....          3.8               6.8          11.1
   Additions--charged..........          0.5               0.6          11.8
   Utilized....................         (1.5)             (0.6)        (11.7)
                                 -----------      ------------  ------------
   October 2, 1999.............  (Pounds)8.1      (Pounds)16.0  (Pounds)24.9
   1999/2000:..................
   Foreign currency translation     (Pounds)(0.2)  (Pounds)1.1   (Pounds)2.4
   Additions--acquisitions.....           --                --           3.5
   Additions--charged..........          1.3               0.7          19.7
   Utilized....................         (0.9)             (1.8)        (20.7)
                                 -----------      ------------  ------------
   September 30, 2000..........  (Pounds)8.3      (Pounds)16.0  (Pounds)29.8
   2000/2001:..................
   Foreign currency translation   (Pounds)--        (Pounds)--   (Pounds)0.1
   Additions--acquisitions.....           --               0.7            --
   Additions--charged..........          1.2               1.6          27.4
   Dispositions................         (1.1)             (2.6)           --
   Utilized....................         (2.7)             (0.7)        (21.1)
                                 -----------      ------------  ------------
   September 29, 2001..........  (Pounds)5.7      (Pounds)15.0  (Pounds)36.2
                                 ===========      ============  ============

                         Five year summary--U.K. GAAP

                                      1997            1998
                                   (restated)      (restated)         1999             2000              2001
                                 --------------  --------------  --------------  ----------------  ----------------
                                           (in millions, except percentages, ratios and per share amounts)
Group turnover..................  (Pounds)549.7   (Pounds)591.2   (Pounds)756.3   (Pounds)1,180.1   (Pounds)1,081.1
Earnings and dividends:
Profit before interest, tax,
  depreciation, amortization
  and exceptionals..............   (Pounds)59.2    (Pounds)73.1   (Pounds)103.4     (Pounds)163.5     (Pounds)122.6
Profit/(loss) before interest
  and tax.......................           45.1            59.8            80.0             121.3             (67.1)
Profit before tax, amortization
  and exceptionals..............           37.0            50.2            75.4             102.2              63.8
Profit/(loss) on ordinary
  activities before taxation....           60.4            50.2            66.7              83.8            (109.0)
Profit/(loss) after tax and
  before equity minority
  interest......................           56.8            46.7            60.8              69.6            (115.6)
Adjusted diluted earnings per
  share (note i)................           18.0p           23.5p           29.6p             35.0p             22.0p
Dividends per share (net).......            6.5p            9.5p           12.5p            13.75p              2.0p
Ratios:
Operating margin (excluding
  amortization and exceptionals)            8.5%           10.1%           11.2%             11.8%              9.2%
Return on sales (excluding
  amortization and exceptionals)            6.7%            8.5%            9.4%              8.7%              5.9%
Dividend cover (adjusted
  diluted)......................            2.8x            2.5x            2.4x              2.5x             11.0x
Interest cover (excluding
  amortization and exceptionals)            4.7x            6.2x            6.4x              3.7x              2.8x
Assets employed:
Intangible fixed assets
  --goodwill....................     (Pounds)--      (Pounds)--   (Pounds)371.0     (Pounds)412.7     (Pounds)310.2
Tangible fixed assets...........           90.9            89.3           158.7             171.8             111.4
Investments.....................           10.9             4.9             7.6               7.2               6.2
Net current assets..............           83.8            61.5            25.6              35.4             118.2
                                 --------------  --------------  --------------  ----------------  ----------------
                                  (Pounds)185.6   (Pounds)155.7   (Pounds)562.9     (Pounds)627.1     (Pounds)546.0
                                 ==============  ==============  ==============  ================  ================
Financed by:
Share capital...................   (Pounds)76.3    (Pounds)76.6   (Pounds)105.8     (Pounds)125.0     (Pounds)125.1
Reserves (note i)...............         (142.4)         (165.4)          (20.9)             88.8             (37.9)
Shareholders' funds.............          (66.1)          (88.8)           84.9             213.8              87.2
5% convertible unsecured loan
  stock 2015....................          230.7           230.4            94.4                --                --
Other...........................           21.0            14.1           383.6             413.3             458.0
                                 --------------  --------------  --------------  ----------------  ----------------
                                  (Pounds)185.6   (Pounds)155.7   (Pounds)562.9     (Pounds)627.1     (Pounds)545.2
                                 ==============  ==============  ==============  ================  ================
U.S. Dollar rate
   Average...................... $         1.63  $         1.66  $         1.62  $           1.55  $           1.44
   Year end.....................           1.61            1.70            1.66              1.48              1.47

--------
i Adjusted diluted earnings per share have been restated for the implementation of FRS14. Reserves have been restated for the implementation of FRS10.

                          Holders of Group Securities

Shareholders' analysis

   The issued ordinary share capital of Enodis plc at September 29, 2001, was (Pounds)125,144,475 in 250,288,950 ordinary shares of 50p each, held by 7,895 members.

                                Holders Holders   Number    Percentage
                                Number     %     of shares  of capital
                                ------- ------- ----------- ----------
         Banks/Nominees........    928   11.75  217,379,740   86.85
         Insurance companies...     17    0.22    2,020,093    0.81
         Investment trusts.....     17    0.22      263,111    0.11
         Pension trusts........      4    0.05      858,816    0.34
         Other corporate bodies      9    0.11      231,290    0.09
         Other companies.......    346    4.38   18,014,213    7.20
         Individuals...........  6,574   83.27   11,521,687    4.60
                                 -----   -----  -----------   -----
         Total.................  7,895     100  250,288,950     100
                                 =====   =====  ===========   =====

                               Group Information

Capital gains tax

   For the purpose of U.K. capital gains tax, the market value of the Group's ordinary shares on March 31, 1982 was 258p (after adjustment for the consolidation and sub-division of shares in 1989 and the consolidation of shares in 1993).

   The value does not take account of any adjustment required by the Group's rights issues, as such adjustment is wholly dependent upon action taken by the shareholders in respect of such rights issues.

Financial calendar 2001/2002


             Year's results--2001      Announced November 21, 2001
             Annual General Meeting    Held on January 16, 2002
             Half year's results--2002 To be announced May 2002

Corporate information

   Company Secretary D R Hooper

Registered Office

   Washington House 40-41 Conduit Street London W1S 2YQ

Registration details

   Registered in England and Wales No. 109849

Registrar

   Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH 0870 7020000

   Website: www.computershare.com

ADR Depositary

   The Bank of New York 620 Avenue of the Americas New York, NY 10011 1-888--BNY--ADRS (toll free)

   Email via website at www.adrbny.com

American Depositary Receipt facility

   Enodis plc ordinary shares are traded on The New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ENO. Each ADS represents four Enodis plc ordinary shares. The ADS program is administered by the Bank of New York and inquiries should be directed to them at the address shown. An Annual Report on Form 20-F is filed with the U.S. Securities and Exchange Commission.

                                   SIGNATURE

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               ENODIS PLC

                                               By:     /s/  Andrew J. Allner
                                                   -----------------------------
                                                         Andrew J. Allner
                                                      Chief Executive Officer
February 21, 2002

                                 EXHIBIT INDEX

Exhibit No.                                      Description of Document
-----------                                      -----------------------
   1.1      Certificate of Incorporation, as amended, and Memorandum of Association of the Registrant, as amended.*
   1.2      Articles of Association of the Registrant, as amended.
   4.1      The Registrant's Executive Share Option Scheme (1984).*
   4.2      The Registrant's Executive Share Option Scheme (1993).*
   4.3      The Registrant's Executive Share Option Scheme (1995).*
   4.4      Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all
            owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*
   4.5      The Registrant's Employee Stock Purchase Plan and Form of Subscription Agreement.**
   4.6      The Registrant's Share Matching Scheme.**
   4.7      Agreement for purchase of Merrychef among the Registrant, 3i Nominees Limited and others dated
            June 14, 2000.
   4.8      Stock Purchase Agreement for Jackson MSC between the Registrant and Ecolab Inc. dated
            November 9, 2000.
   4.9      The Registrant's amended 2001 Executive Share Option Scheme, as amended.
   4.10     Credit Facilities Agreement among the Registrant, Credit Suisse First Boston and the Royal Bank of
            Scotland plc and others dated February 20, 2002.
   4.11     Bridge Loan Agreement among the Registrant, Credit Suisse First Boston and The Royal Bank of
            Scotland plc and others dated February 20, 2002.
   4.12     Agreement for the sale of Sammic, among the Registrant and Asociacion Kaiseri 99, SL dated
            December 13, 2001.
   4.13     Underwriting agreement among the Registrant, Credit Suisse First Boston (Europe) Limited and
            Credit Suisse First Boston Equities Limited dated February 20, 2002.
   4.14     Agreement for sale of Magnet Limited and related entities among the Registrant, Inhoco 2297
            Limited and Nobia AB, among others, dated April 20, 2001 and amendments to that agreement dated
            June 14, 2001 and December 17, 2001.
   4.15     Vendor Loan Agreement between the Registrant and Nobia AB dated June 14, 2001.
   4.16     Settlement agreement among International Minerals and Resources SA, Bomar Resources Inc.,
            Bomar Resources Holdings, Inc. and the Registrant, dated as of May 14, 2001.
   4.17     Service Contract between the Registrant and Andrew Allner, effective November 2, 2001.
   4.18     Employment agreement between the Registrant and David McCulloch, dated as of October 1, 2001.
   4.19     Employment agreement between the Registrant and David Odum, dated as of October 1, 2001.
   4.20     The Registrant's Sharesave Scheme 2002.
   4.21     Intercreditor agreement among Nobia AB, the Registrant and others dated April 20, 2001.
   8.1      Significant Subsidiaries.

--------
* Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.
** Incorporated by reference to our registration statement on Form S-8 (File
   No. 333-61638), filed on May 25, 2001.