Form 20-F
period 2002-09-28
ENODIS PLC
filed 2002-12-13
CIK 1116547

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended September 28, 2002
Commission file number: 1-15032

ENODIS PLC
(Exact Name of Registrant as Specified in Its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

Washington House, 40-41 Conduit Street
London W1S 2YQ, United Kingdom
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary Shares* of nominal value 50p each, represented by American Depositary Shares. Each American Depositary Share represents four Ordinary Shares	New York Stock Exchange

*	Ordinary Shares will not be listed in the U.S.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

The number of outstanding shares of the issuer’s common stock, as of September 28, 2002, was 400,465,587 Ordinary Shares.

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

As used in this report, “we,” “us,” “our” and “Enodis” mean Enodis plc, a public limited company incorporated and registered under the laws of England and Wales, and its subsidiaries, unless the context indicates a different meaning. The term “ordinary shares” means our ordinary shares, nominal value 50p each.

Our financial statements and the other financial information included in this report, except where otherwise noted, are presented in British pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). U.K. GAAP differs in some significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A summary of the significant adjustments to profit or loss for the period and equity shareholders’ funds required when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences from U.K. GAAP, is presented in Note 30 of the notes to the financial statements included in this report. Our fiscal year consists of the 52 or 53 weeks ending on the Saturday nearest to September 30. The year ended October 2, 1999 (“Fiscal 1999”) had 53 weeks. The years ended September 26, 1998 (“Fiscal 1998”), September 30, 2000 (“Fiscal 2000”), September 29, 2001 (“Fiscal 2001”) and September 28, 2002 (“Fiscal 2002”) each had 52 weeks.

In Fiscal 1999 and Fiscal 2000, we prepared consolidated financial statements in accordance with U.S. GAAP, which we filed with the SEC on Form 20-F. However, since that time we have changed the format of the financial statements that we file with the SEC to follow U.K. GAAP and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. Accordingly, the audited financial statements included in this annual report have been prepared in accordance with U.K. GAAP, and include a reconciliation to U.S. GAAP.

This report contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events or trends based on currently available information. These statements typically are identified by the use of words such as “may,” “could,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate” and similar words, although some forward-looking statements are expressed differently. These statements by their nature involve substantial risks and uncertainties, many of which are beyond our control. Our actual results and performance could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Significant factors that could cause our results to differ materially from our expectations are described under “Item 3. Key Information — Risk Factors,” in this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Currency Conventions and Exchange Rate Information

Our financial statements included in this report are prepared in British pounds sterling (“pounds”). The table below shows, for the periods indicated, the exchange rates for pounds, expressed in U.S. dollars per pound, based on the noon buying rate of the U.S. Federal Reserve Bank during the relevant periods.

Monthly Exchange Rates			Yearly Exchange Rates*
Month	High	Low	Fiscal Year Ended	Average
June 2002	1.53	1.46	September 26, 1998	1.66
July 2002	1.58	1.52	October 2, 1999	1.63
August 2002	1.57	1.52	September 30, 2000	1.55
September 2002	1.57	1.53	September 29, 2001	1.44
October 2002	1.57	1.54	September 28, 2002	1.48
November 2002	1.59	1.54

* Based on the average of the exchange rates on the last trading day of each month during the fiscal year.

The exchange rate on December 5, 2002 was $1.5708 per pound.

Throughout this report, some amounts that are expressed in U.S. dollars have been translated from pounds sterling for your convenience. The exchange rate used for these convenience translations is $1.5548 per pound, which was the exchange rate on September 27, 2002. The dollar value of the amounts shown in this report do not necessarily represent the actual rates at which the corresponding pound amounts could have been, or could be, converted.

Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, and other financial information appearing in this report. The selected profit and loss account data set forth below for Fiscal 2000, 2001 and 2002, and the balance sheet data at September 29, 2001 and September 28, 2002 are derived from our consolidated financial statements included in this report, which have been prepared in accordance with U.K. GAAP and differ in some significant respects from U.S. GAAP. A summary of the significant adjustments to profit or loss for the period and equity shareholders’ funds required when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences from U.K. GAAP, is presented in Note 30 of the notes to the consolidated financial statements included in this report. The selected profit and loss account data for Fiscal 1998 and 1999, and the balance sheet data at September 26, 1998, October 2, 1999 and September 30, 2000 are derived from the audited financial statements appearing in our historical annual reports as filed with the Registrar of Companies in the U.K.

We adopted Financial Reporting Standard (“FRS”) 19, “Deferred Tax”, on September 30, 2001. FRS 19, which replaces Statement of Standard Accounting Practice, or “SSAP” 15, “Accounting for deferred Tax,” requires full provision to be made for deferred tax assets (to the extent that it is considered more likely than not that the asset will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. The selected financial data for Fiscal 2002 reflects the adoption of FRS 19. The selected financial data as of the end of, and for, Fiscal 1998, Fiscal 1999, Fiscal 2000 and Fiscal 2001 has also been restated for the adoption of FRS 19, in accordance with the guidance provided by FRS 3 “Reporting Financial Performance.” See Footnote 6 to the table below and “Item 5. Operating and Financial Review and Prospects—New Accounting Pronouncements.”

	Fiscal year ended
	Sept. 26, 1998		Oct. 2, 1999		Sept. 30, 2000		Sept. 29, 2001		Sept. 28, 2002		Sept. 28, 2002(1)
	(restated)		(restated)		(restated)		(restated)
			(amounts in millions, except ratios and per share data)
U.K. GAAP
Profit and loss account data:
Turnover:
Global Food Service Equipment	£322.4		£447.9		£665.1		£684.1		£614.3		$955.1
Food Retail Equipment	10.5		41.8		219.4		203.1		152.8		237.6
Property	3.0		1.0		19.9		16.6		16.1		25.0

Continuing operations	335.9		490.7		904.4		903.8		783.2		1,217.7
Discontinued operations(2)	255.3		265.6		275.7		177.3		—		—

Total turnover	591.2		756.3		1,180.1		1,081.1		783.2		1,217.7
Operating profit/(loss) before goodwill amortization and exceptional items:
Global Food Service Equipment	43.8		61.3		88.9		80.3		70.5		109.6
Food Retail Equipment	3.7		5.3		22.6		10.4		(3.3)		(5.1)
Property	0.4		0.2		8.4		9.0		8.0		12.4
Corporate costs	(5.3)		(6.2)		(7.3)		(8.9)		(7.9)		(12.3)

Continuing operations	42.6		60.6		112.6		90.8		67.3		104.6
Discontinued operations(2)	17.2		24.0		27.1		9.1		—		—

Total operating profit before exceptional items and goodwill amortization	59.8		84.6		139.7		99.9		67.3		104.6
Operating exceptional items(3)	—		(6.0)		—		(167.5)		(58.3)		(90.6)
Goodwill amortization	—		(2.7)		(21.4)		(23.0)		(19.0)		(29.6)

Operating profit/(loss)
Continuing operations	42.6		51.9		91.2		(99.7)		(10.0)		(15.6)
Discontinued operations(2)	17.2		24.0		27.1		9.1		—		—

Operating profit/(loss)	£59.8		£75.9		£118.3		£(90.6)		£(10.0)		$(15.6)
Profit/(loss) on disposal of businesses and other assets	£—		£4.1		£3.0		£23.5		£(38.1)		$(59.2)
Net interest payable and similar charges(4)	(9.6)		(13.3)		(37.5)		(41.9	)(5)	(37.7	)(5)	(58.6)
Profit/(loss) for the period(6)	48.3		62.9		79.5		(120.7)		(87.0)		(135.3)
Basic earnings/(loss) per share	25.8		32.4		27.5		(39.3	)p	(24.8	)p	$(0.39)
Diluted earnings/(loss) per share	19.6		23.1		25.7		(39.3	)p	(24.8	)p	$(0.39)
Dividends declared per share	9.5	p	12.5	p	13.8	p	2.0	p	—		—

Balance sheet data:
Total assets	£357.4		£942.6		£1,026.1		£800.4		£632.4		$983.2
Net (liabilities)/assets	(69.3)		107.4		246.6		114.9		156.8		243.8
Cash at bank and in hand	39.0		26.7		28.5		39.4		72.7		113.0
Net current assets(7)	80.9		47.1		67.1		145.1		85.9		133.6
Total borrowings(8)	258.8		525.4		462.7		405.3		258.8		402.4
Called up share capital	76.6		105.8		125.0		125.1		200.2		311.3
Number of ordinary shares outstanding	153.2		211.6		250.1		250.3		400.5		400.5

Other financial information:

Depreciation	£13.3		£18.8		£23.8		£22.7		£15.7		$24.4
Capital expenditures(9)	8.0		20.8		20.6		19.3		9.9		15.4

	Fiscal year ended
	Sept. 26, 1998	Oct. 2, 1999	Sept. 30, 2000	Sept. 29, 2001		Sept. 28, 2002		Sept. 28, 2002(1)
	(restated)	(restated)	(restated)	(restated)
U.S. GAAP	(amounts in millions, except ratios and per share data
Profit and loss account data:
Turnover	£335.9	£490.7	£904.4	£903.8		£783.2		$1,217.7
Operating profit/(loss) from continuing operations	28.6	43.1	77.6	(106.8)		(104.5)		(162.5)
Profit/(loss) from continuing operations	2.2	10.6	9.1	(150.7)		(103.0)		(160.1)
Profit/(loss) for the period	16.3	27.3	25.3	(113.7)		(103.0)		(160.1)
Earnings per share:
Basic earnings per ordinary share (pence):
Profit from continuing operations	1.2p	5.4p	3.2p	(49.0	)p	(29.3	)p	$(0.46)
Profit from discontinued operations(2)	7.5p	8.7p	5.6p	2.3p		—		—
Gain on sale of discontinued operations(2)	—	—	—	9.7p		—		—

Profit/(loss) for the period	8.7p	14.1p	8.8p	(37.0	)p	(29.3	)p	$(0.46)

Diluted earnings per ordinary share (pence):
Profit from continuing operations	1.1p	5.4p	2.9p	(49.0	)p	(29.3	)p	$(0.46)
Profit from discontinued operations(2)	7.4p	6.2p	5.3p	2.3p		—		—
Gain on sale of discontinued operations(2)	—	—	—	9.7p		—		—

Profit/(loss) for the period	8.5p	11.6p	8.2p	(37.0	)p	(29.3	)p	$(0.46)

Balance sheet data:

Total assets	£728.2	£1,281.9	£1,314.2	£1,151.5		£862.7		$1,341.3
Net assets	344.1	492.7	586.8	443.0		368.2		572.5
Net current assets/(liabilities)(7)	146.5	126.2	133.3	123.6		70.6		109.8

Other financial information:

Depreciation from continuing operations	£5.1	£11.1	£17.5	£18.9		£15.7		$24.4
Goodwill amortization from continuing operations	£15.7	£19.3	£37.7	£39.0		£32.5		$50.5

(1)	U.S. dollar amounts have been translated solely for the convenience of the reader at the exchange rate of USD 1.5548 per £1.00, the exchange rate on September 27, 2002.

(2)
During Fiscal 2001, we disposed of our building and consumer products division. Accordingly, the data for each of the periods presented has been restated to reflect the effects of accounting for the building and consumer products division as a discontinued operation.

(3)
According to U.K. GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. We determined the following items to be exceptional in accordance with U.K. GAAP for Fiscal 1999, 2001 and 2002:

	1999	2001	2002
Restructuring costs and inventory writedowns	£6.0	£33.1	£9.4
Revisions to working capital provisions and other exceptional warranty costs	—	13.7	—
Litigation costs	—	12.2	—
Costs associated with the Board’s review of strategic options	—	8.5	—

Operating exceptionals, before goodwill amortization and impairment	6.0	67.5	9.4
Goodwill impairment	—	100.0	48.9

Total operating exceptional items	£6.0	£167.5	£58.3

(4)	Net interest payable and similar charges consists of interest income, interest expense and amortization and write-off of deferred financing costs.

(5)
Fiscal 2001 included a charge of £5.8 million related to the write-off of unamortized costs of previous financing arrangements that were replaced on March 12, 2001. Fiscal 2002 included a charge of £4.2 million related to amounts previously capitalized in respect of our 2001 revolving credit facility that was replaced by the refinancing announced on February 20, 2002.

(6)
These amounts reflect the recognition of deferred tax assets as a result of the adoption of FRS 19. The restated deferred tax assets were £19.4 million as of September 26, 1998, £21.5 million as of October 2, 1999, £31.7 million as of September 30, 2000 and £26.9 million as of September 29, 2001. We recognized £25.3 million of deferred tax assets as of September 29, 2002.

(7)	U.S. GAAP includes £39.9 million (1998), £40.4 million (1999) and £39.3 million (2000) of non-current assets and liabilities related to discontinued operations that are classified as current.

(8)	Total borrowings consists of all borrowings but excludes deferred financing costs.

(9)	Capital expenditure consists of cash paid for the purchase of tangible fixed assets and excludes cash paid by our discontinued building and consumer products division.

Risk Factors

In addition to the other information contained in this report, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected.

Our substantial leverage and debt service obligations could adversely affect our business.

As of September 28, 2002, our total indebtedness (including financial indebtedness, trade payables and other liabilities) was £486.9 million. As of the same date, our net debt (financial indebtedness less cash and cash equivalents) was £186.1 million. For a description of our financing arrangements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities.”

The degree to which we are leveraged could result in adverse consequences, including:

•	increasing our vulnerability to a downturn in our business or economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other corporate requirements;

•
requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund capital expenditures or other corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry; and

•	placing us at a competitive disadvantage to competitors with less leverage.

In addition, the lenders under our senior secured credit facilities have a general lien over most of our assets and a pledge of the stock of most of our operating subsidiaries. Our ability to refinance or seek additional financing could be impaired as a result of these liens.

Based on our borrowings at September 28, 2002, assuming that LIBOR remains constant over the period, the amount of our annual debt service, including scheduled mandatory prepayments, would be approximately £52.1 million.

We are subject to restrictive debt covenants, which limit our operating flexibility.

Our senior secured credit facilities and the indenture governing our senior notes contain significant operating and financial restrictions on us and our subsidiaries, including restrictions on our ability to:

•	make payments, including dividends or other distributions, with respect to our share capital;

•	incur additional indebtedness and issue preferred stock;

•	make loans or investments;

•	prepay or redeem subordinated debt or equity;

•	create liens on our properties;

•	make acquisitions;

•	dispose of our assets;

•	enter into joint ventures;

•	enter into sale and leaseback transactions;

•	engage in specified transactions with affiliates;

•	issue or sell share capital of our subsidiaries;

•	reorganize or enter into mergers; and

•	substantially change the nature of our business.

These covenants limit our ability to finance operations, capital needs, debt service requirements and acquisitions and to engage in other business activities that may be in our interest.

Our senior secured credit facilities also require us to maintain financial ratios and satisfy financial tests. We cannot assure you that we will be able to meet these ratios and tests. Our failure to do so would constitute a default under these facilities. If we default under our credit facilities, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and other fees, to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions could also then be accelerated and become due and payable. We might not be able to pay these debts under those circumstances.

The loss of large customers or changes in their purchasing patterns could adversely affect our operating results.

Our relationships with our largest customers, including several major quick-service restaurant chain customers, are one of the principal drivers behind our development of new and enhanced products and technological expertise for the food service equipment business, which we believe helps us to attract other customers. The loss of purchases from these customers for any reason, including downturns in the economy, decisions by them to cut back on their expansion plans or loss of confidence arising from product quality issues, would undermine one of our important competitive strengths and could have an adverse impact on the results of our global food service equipment business. In our food retail equipment business, sales are often made to large retail chain customers under long term agreements, usually one to three years in duration. As occurred in Fiscal 2002, if we fail to obtain or renew contracts with these customers, or if contracts are granted to our competitors, we will make few or no sales to these customers.

In addition, financial difficulties experienced by any of these major customers would adversely impact our results of operations.

We could be adversely affected if the current economic downturn worsens or is longer in duration than we anticipate.

The current downturn in the global economy is adversely affecting our business. While we cannot predict the depth or duration of these effects, we have made our plans assuming that the current economic conditions will remain unchanged and will adversely affect our order flow and results of operations through at least the end of Fiscal 2003. We continue to take actions to reduce costs in light of the downturn. However, if the downturn is more severe or longer in duration than expected, our financial condition could worsen, and we could fail to meet our financial covenants under our debt obligations.

Competitive pricing pressures could reduce our results of operations and cash flow.

In our business, competition is based on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. We expect the competitive environment in which we operate to remain difficult for the foreseeable future. We have a number of competitors in each product line that we offer. Some of our competitors are divisions of large companies that have greater financial and marketing resources than we possess. In addition, some competitors focus on particular product lines or geographical regions or emphasize their local manufacturing presence or local market knowledge. We must compete primarily on price in many product lines, particularly in food retail equipment. Sustained competition on price would decrease our margins on sales of these products and would therefore impact our profitability.

Our technological innovations and proprietary rights may not protect us effectively from innovations by competitors.

Large-scale purchasers of food equipment with multiple locations, such as international quick service restaurant chains and food retail chains, seek continual product improvement. Our ability to respond to our large customers’ needs in the food equipment industry depends in part on our ability to provide product features and technological innovations superior to those offered by our competitors. It also depends on our ability to be the first among our competitors to offer those features and innovations. Some of our success in the past has been due to our ability to have technology licensed to us and to obtain and maintain patent protection of our proprietary technology, designs and other innovations. See “Item 4. Information on the Company—Intellectual Property.” We may not be able to develop new features or technological innovations sufficient to compete effectively. We could be at a competitive disadvantage if another company develops a significant technological improvement to an important line of products.

Our earnings could be adversely affected if we have serious problems implementing our new ERP systems in our North American businesses.

We are beginning to implement Enterprise Resource Planning systems at four of our North American businesses. We intend to implement ERP systems at a number of our other North American businesses during the next few years. An ERP system implementation is a complex, costly and time-consuming process. Unforeseen delays or difficulties in the system implementation, or problems arising after we begin transactions using the new system, may divert the attention of management and other employees and disrupt our ongoing business and could have an adverse effect on our financial condition and results of operations.

If we fail to implement the ERP systems successfully, our ability to effectively manage logistics of our business would be impaired. This could include our order fulfillment process, and therefore our ability to take orders, ship products, issue invoices and other possible consequences including inefficiency in the manufacturing process of the operating subsidiaries affected, poor inventory controls and a temporary weakening of financial controls.

Consolidation of our food retail equipment customer base has increased competition and could continue to adversely affect our margins.

Our food retail equipment business derives a substantial portion of its revenues from a small number of major supermarket chains in North America. Over the past several years, mergers and acquisitions have greatly reduced the number of major North American supermarket chains. This consolidation has resulted in fewer potential food retail equipment customers, each of which has increased purchasing power. These factors have resulted in increased price pressure as we and our competitors have closed production facilities and otherwise placed greater emphasis on cost control in order to maintain profit margins. We may not be able to restore our Kysor//Warren business to a satisfactory level of profitability and cash generation. The long term viability of Kysor//Warren will depend on retaining existing business with and securing future business from these larger customers, improving our products’ quality and implementing a cost structure that will enable profitable sales of equipment.

Our guaranteed pension liabilities are funded by investments held partly in equities and could require significant additional funding by us.

We have guaranteed pension and other post-retirement employment liabilities. Some of these liabilities are funded by investments held in equities, the value of which may be volatile. At September 28, 2002, the actuarial value of these liabilities, calculated on a basis consistent with applicable accounting rules, was £111.9 million. We make contributions to pension trusts to fund these pension liabilities in accordance with advice given by independent actuaries. Currently we have been contributing approximately £0.4 million annually to these pension trusts.

The fair value of the investments made to provide income to fund these liabilities is £91.4 million. These funds are invested in a mixture of equity, debt and property-based investments with a view to benefiting from capital appreciation. Should the returns on these investments continue to fall below our assumptions, either because the overall equity markets continue to fall, or because the investments underperform the markets, then we may be required to increase our contributions to the funds. If the assets lose a substantial amount of their value, we might be required to make large payments into the funds relatively quickly. Our earnings would also be adversely affected over a number of years, as U.K. accounting rules require that the actuarial losses arising from lower than anticipated investment returns would be charged to earnings over the remaining working lives of the employees participating in the funded pension plans.

Price increases in some materials and sources of supply could affect our profitability.

We use large amounts of stainless steel, carbon steel, aluminum, foam and other commodities in the manufacture of our products. Any significant increase in the prices of these commodities that we are not able to pass on to our customers would adversely affect our operating results. For example, we are aware that, due to new tariffs in the U.S. and reduced supply, our cost for carbon steel will increase substantially. If we are not able to pass this increase on to our customers, our margins will suffer.

Currency fluctuations, repatriation risk and political risks in some countries could affect our results of operations and profitability.

We sell products in over 100 countries and have manufacturing operations in eight countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. In addition, although we report our consolidated results of operations in pounds sterling, based on our results for Fiscal 2002, approximately 82% of our operating profit before goodwill amortization and exceptional items and 77% of our turnover were derived principally from our North American operating segment. Accordingly, our reported results are particularly subject to fluctuation based on changes in the U.S. dollar/pound exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Some jurisdictions may restrict repatriation of our non-U.K. earnings. Various jurisdictions also have laws limiting the right and ability of entities to pay dividends and remit earnings to affiliated companies unless specified conditions are met. International operations in some countries are also subject to various political risks that are not present in our U.S. and Western Europe operations, including the risk of war or civil unrest, expropriation and nationalization. In addition, unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could affect our profitability or growth plans.

We may incur losses in connection with litigation.

One of our subsidiaries, Enodis Corporation, is a party to several lawsuits relating to a former subsidiary, Consolidated Industries Corp. Consolidated is currently in bankruptcy. The plaintiffs contend that Enodis Corporation is the “alter ego” of Consolidated and therefore is liable for its debts. In addition, the bankruptcy trustee is asserting a variety of bankruptcy and equitable claims seeking to recover up to $60 million under a promissory note and in payments made by Consolidated to Enodis Corporation prior to 1998, when we sold Consolidated. The extent to which the potential liability would be covered by insurance is unclear. Accordingly, if these lawsuits are ultimately decided in a manner adverse to us, the determination could have a material adverse effect on our financial condition. See “Item 8. Financial Information—Legal Proceedings.”

We have made changes to our senior management. The unplanned loss of key management personnel could adversely affect our business.

Over the last few years, we have made a number of changes to our Board of Directors and our senior management, including the appointment of a new Chief Executive Officer and Chief Financial Officer. These changes were implemented to improve our ability to execute our business strategy. In addition, we have recently appointed a new president of our food retail equipment division, as well as a new executive team at Kysor//Warren, in furtherance of our strategy to improve the performance of our food retail equipment business. Our ability to implement our strategy could be adversely affected if we experience unplanned senior management changes in the future, or if we are unable to successfully integrate the senior management personnel that we have recently appointed to their positions.

Impairment of our goodwill or adjustment of the amortization period would adversely affect our results of operations and net worth.

As of September 28, 2002, we had total assets of £632.4 million, of which intangible assets were £235.4 million, consisting of goodwill arising from a series of acquisitions we made in previous years. Goodwill arising from acquisitions is generally amortized on a straight-line basis over an estimated useful life of 20 years. When it is apparent that the carrying value of goodwill from an acquired business exceeds the estimated net present value of future cash flows less operating assets for the acquired business, we recognize an impairment provision against goodwill for the period. Indications of an impairment could occur for many reasons, such as downturns in the long term business conditions or significant changes to the competitive environment for the acquired business. In addition, if the estimated useful life of the acquired business or asset falls below 20 years, we would be required to shorten the amortization period for goodwill, resulting in higher amortization charges in each year.

For example, in Fiscal 2001, we recognized an exceptional charge of £100 million relating to the writedown of the carrying value of goodwill associated with our 1999 Scotsman acquisition. The writedown resulted from our reassessment of the value of the goodwill in light of the downturn in the U.S. economy. In Fiscal 2002, due to the poor recent performance of Kysor//Warren, we reassessed the value of goodwill associated with this business and wrote off all the remaining Kysor//Warren goodwill of £48.9 million.

We may not be able to finance the repayment of debt which would be required in the event of a change of control offer.

Upon a change of control, as defined under the indenture governing our senior notes, we would be required to offer to repurchase all outstanding senior notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds available at the time to pay the purchase price of the outstanding senior notes or that the restrictions in our credit facilities would allow us to make the required repurchases. In addition, before we can purchase any senior notes, we will be required to:

•	repay debt under our credit facilities or, possibly, other future debt that ranks senior to the senior notes; or

•	obtain a consent from lenders of senior debt to permit repurchase of the senior notes.

A change of control may also accelerate repayment of our senior secured credit facilities if required by a majority of our lenders and may cause the acceleration of other indebtedness which may be senior to or rank equally with the senior notes.

You may have difficulty enforcing your rights against our foreign-based officers and directors.

A majority of our directors reside outside the United States. It may not be possible for investors to effect service of process within the U.S. upon these directors or to enforce U.S. judgments obtained against them in jurisdictions outside the U.S. It may also be difficult to enforce, in original actions brought outside the U.S., claims brought under the civil liability or anti-fraud provisions of the U.S. securities laws.

Item 4.    Information on the Company

Our History and Recent Developments

Our origins date to the mid-nineteenth century, when we were founded as a food merchant based in the north of England. We incorporated in 1910 under the name S. & W. Berisford (1910) Limited and re-registered in 1982 as a public limited company. We are subject to the Companies Act 1985, as amended, and are registered with the Registrar of Companies for England and Wales. In 1995, we changed our name to Berisford plc, and in June 2000 we changed our name to Enodis plc.

Our principal executive office is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, United Kingdom, telephone number: (44) 207-304-6000. Our global operations office is located at 2227 Welbilt Boulevard, New Port Richey, Florida 34655, telephone number: (727) 375-7010.

Acquisitions and Dispositions

In 1995, we entered the commercial food equipment business by acquiring Welbilt Corporation, a publicly-traded U.S. company and a leading U.S.-based manufacturer and distributor of commercial cooking and warming equipment.

In 1999, we acquired Scotsman Industries, Inc., a publicly-traded manufacturer and distributor of “cold” side products, including refrigerated display cases, ice machines, food preparation and storage equipment, walk-in coolers and freezers and beverage systems, for $791.5 million, including assumed debt. The acquisition of Scotsman expanded our product line, increased our manufacturing capabilities and enhanced our service, distribution and sales networks.

In Fiscal 2000 and 2001, we acquired several smaller businesses that expanded our product range. In Fiscal 2001, we sold our former building and consumer products business, which was not related to our food equipment business, and in Fiscal 2002, we sold several smaller non-core businesses to focus on increasing the operating efficiency and performance of our core food equipment businesses and to reduce debt.

Capital Expenditures

We have made capital expenditures for equipment and construction of new facilities for continuing operations in the aggregate amount of £9.9 million, £19.3 million and £20.6 million in Fiscal 2002, 2001 and 2000, respectively. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Commitments.”

We are implementing Enterprise Resource Planning software beginning in our Garland factories in Toronto, Canada and Freeland, Pennsylvania and then in some of our other North American plants in 2003. We expect that by utilizing the ERP system, our sales, production, operations management, shipping, financial and purchasing functions will all have access to current information to help our operating companies run smoothly. We are financing this project internally and anticipate that it will be completed over the next three years. We plan to spend between £3 million and £4 million on this project in 2003.

New Financing

In 1999, in connection with our acquisition of Scotsman, we entered into a Credit and Guaranty Agreement which included $600 million in term loans and a revolving multi-currency facility of up to $300 million. During Fiscal 2001, we entered into a £600 million credit facility to refinance the 1999 facility, and we began a program of selling non-core businesses, partly in order to reduce our debt.

On February 20, 2002, we refinanced the £600 million credit facility with our new senior secured credit facilities, consisting of term loans drawn in the amount of $370 million and a revolving credit facility in the amount of $85 million. We also entered into a £150 million bridge loan. We later repaid the bridge loan with the proceeds of an offering of £100 million of 10-3/8% senior notes due 2012 (the “old notes”), completed on March 26, 2002 and part of an offering of rights to purchase 150,861,463 of our ordinary shares, completed on April 9, 2002, raising net proceeds of £70.3 million. On October 7, 2002, we completed an exchange offer to register our 10-3/8% senior notes due 2012 (our “senior notes”) to replace the old notes. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities.”

During Fiscal 2002, we reduced our outstanding indebtedness under our senior secured credit facilities by £98.1 million by applying part of the proceeds of the rights offering, proceeds from the sale of non-core businesses and operating cash flows, in accordance with the terms of the facilities, to make principal payments on the facilities.

In order to create the structural subordination of the old notes required by the lenders under our new senior secured credit facilities, on February 19, 2002, Enodis plc transferred substantially all of its assets and liabilities ultimately to its indirect subsidiary, Enodis Group Limited.

As of September 28, 2002, our total indebtedness (including financial indebtedness, trade payables and other liabilities) was £486.9 million and our net debt was £186.1 million. As of the same date, our subsidiaries were entitled to borrow an additional £42.7 million under our senior secured credit facilities. See “Item 3. Risk Factors—Our substantial leverage and debt service obligations could adversely affect our business” and “—We are subject to restrictive debt covenants, which limit our operating flexibility.”

Principal Business Activities

We are one of the world’s leading manufacturers and distributors of commercial food service equipment. Our broad lines of commercial food equipment products include both “warm” and “cold” side products. We own a portfolio of over 30 brands, many with leadership positions in their respective markets. We also have a technology center at our global operations headquarters in New Port Richey, Florida, dedicated to research and development and technical support. This facility enables us to offer our customers an array of advanced product development services.

We operate our business in two principal segments:

•
Global food service equipment (78.4% of turnover from continuing operations in Fiscal 2002), which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operators; and

•
Food retail equipment (19.5% of turnover from continuing operations in Fiscal 2002), which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience stores and specialty stores.

We also have property development operations (2.1% of turnover from continuing operations in Fiscal 2002), which we expect to be less significant in the future.

Our end-customer base includes many of the world’s leading quick service restaurant chains, restaurants, hotels, contract caterers and institutional customers for food service equipment and supermarket chains and convenience stores for food retail equipment. We have 28 manufacturing facilities located in eight countries in North America, Europe and Asia. Several of our brands have been manufactured for over 50 years. The network of third party authorized service agencies that we have established services our global customers in over 100 countries around the world. For a summary of revenues by segment and geographic market, see Note 3 to our consolidated financial statements included in this annual report.

We also hold approximately 90 acres of land, apart from our food service properties, the most significant part of which is located in Felsted, England. We plan to develop and sell this land over the next several years.

Market Overview

The global food equipment product market, which we estimate generates approximately $21.8 billion in sales annually, is comprised of the following segments:

•
Food Service Equipment—This market segment includes cooking and warming equipment, ice machines and storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operations. We estimate that this segment constitutes approximately 65% of the total global food equipment product market.

•
Food Retail Equipment—This market segment includes refrigerated storage and display products sold to food retailers, such as supermarkets and convenience stores. We estimate that this segment constitutes approximately 27% of the global food equipment product market.

•	Other Food Equipment—This segment comprises vending machines for hot and cold food, representing approximately 8% of the global food equipment product market. We do not operate in this segment.

We estimate that the ten largest sellers of food equipment worldwide, including Enodis, account for over one third of global sales.

We estimate that the North American market accounts for approximately one third of the global food equipment market, while the second largest market, Western Europe, accounts for slightly less than one third of the global food equipment market. The market for food service equipment grew rapidly from 1992 to 2000, but declined in 2001 and 2002 due to economic circumstances. We believe the market will grow over the long term in excess of the growth rate in the U.S. gross national product, principally due to the following factors:

•
New restaurant and store openings, resulting from overall economic growth, combined with increases in consumer spending on food prepared outside of the home. The National Restaurant Association, in a survey released in early 2002, projects that this trend will continue with substantial growth to 2010; and

•
Sales of replacement and upgrade equipment, due to customer menu adjustments and the needs of customers to increase food preparation efficiency to improve capacity, reduce energy consumption, reduce labor costs through increased automation and comply with increasingly stringent health and safety regulations.

Generally, food service operators purchase new food service equipment for three reasons: new restaurant or store openings, upgrades of existing equipment and replacement of older equipment. We estimate that each of these reasons accounts for approximately one third of food service equipment sales.

Food Service Equipment

Food service equipment consists of cooking, warming, ice, storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operators such as full service restaurants, quick service restaurant chains, hotels, industrial caterers, supermarkets, hospitals, schools and other institutions. In Fiscal 2002, our sales of food service equipment were £614.3 million, or approximately 78% of our turnover from continuing operations. Our food service equipment business is conducted in over 100 countries. Sales of food service equipment in North America constituted approximately 76% of our Fiscal 2002 food service equipment turnover from continuing operations.

Product Groups

We have a presence throughout most of the significant world markets in the following product categories:

Cooking Equipment

We design, manufacture and sell a broad array of commercial ovens, ranges and grills, including combination microwave/convection ovens, conveyor ovens, rotisserie ovens, broilers and skillets. We believe that we are a leading manufacturer of those products in North America. We sell traditional oven, range and grill products under the Garland®, U.S. Range™, Technyform® and Moorwood Vulcan® brand names, and we sell microwave and combination microwave/convection ovens under the Merrychef® and Garland® brand names. Our Merrychef combination microwave/conventional ovens, utilizing Accelerated Cooking Technology™, have a strong market presence in the United Kingdom. Our other brands in this product group include Cleveland™, Lincoln® and Merco Savory®.

Frying Equipment

We design, manufacture and sell commercial fryers and frying systems, including open pot fryers under the Frymaster® brand name and tube fryers under the Dean® brand name. We believe that we have the leading market position in the U.S. commercial fryer market. We also manufacture commercial fryers in the U.K. under the Henry Nuttall® and Moorwood Vulcan® brand names.

Refrigeration Equipment

We design, manufacture and sell commercial refrigerators, freezers and blast chillers under the Delfield®, Tecnomac™, Sadia™ and Guyon® brand names. Delfield is a leading supplier of both catalog and custom-made commercial refrigerators and freezers in the United States.

Ice Machines

We design, manufacture and sell commercial ice making and ice dispensing equipment, in addition to ice dispensing and storage bins, under a variety of brand names, including Scotsman®, Ice-O-Matic®, Icematic®, Bar-Line®, Simag®, Mile High® and New Ton®. We have a wide product offering in this segment and are one of the leaders in both the U.S. and global markets. Our equipment produces and dispenses ice cubes, used primarily by health care facilities, convenience stores, quick service restaurants, full service restaurants, bars, hotels, convenience stores and health care facilities; ice nuggets, used primarily by households and small bars; and ice flakes, used primarily by supermarkets. Our ice storage bins have capacities of 200 to 1,250 pounds of ice, and we manufacture a range of water filtration systems designed to remove tastes, odors, dirt and rust particles from water used to make ice.

Air Purification and Ventilation Equipment

We design, manufacture and sell air purification systems and ventilation hoods, ranging from individual stand-alone ventilation and filtration systems to comprehensive integrated air filtration systems. We believe growth in this market will be driven by increasingly stringent requirements for odor control, stronger environmental regulations and the need to retrofit existing buildings with ventilation systems. We have recently introduced an ultra-violet commercial kitchen ventilation system that utilizes ultraviolet light to treat contaminated air. This technology significantly improves grease removal and thereby improves safety, lowers maintenance requirements and reduces odors. We sell these products under the brand names Vent Master® and Airtech®.

Steam Equipment

We believe we are a leading global manufacturer of steam equipment, including steam kettles, pressure steamers, combination ovens and cook-chill systems, primarily through Convotherm, which is based in Germany, and Cleveland, which is based in the U.S.

We also have a significant regional presence in the following product categories.

Warewashing Equipment

We design, manufacture and sell commercial dishwashing and other warewashing equipment. We entered this business with the purchase of Jackson MSC Inc. in Fiscal 2001, and we offer a full range of undercounter dishwashers, door-type dishwashers, round dishwashers and glasswashers. Our brand for these products is Jackson®.

Beverage Systems

We design, manufacture and sell a range of soft-drink and beverage dispensing equipment for pre-mix and post-mix, undercounter and remote applications for the European market. Our products, which include combination ice and soft-drink dispensing units, custom beer cooling products and related accessories, are sold to global, regional and national soft-drink companies and brewers under the brand names Scotsman®, Whitlenge® and Hartek®.

Food Preparation Products

We also manufacture a wide range of food preparation equipment such as mixers, peelers, pots and pans. Our brand names for food storage and preparation products include Varimixer®, Wearever® and Redco®.

End Customers

The end customer base for our food service equipment business is primarily comprised of global quick service restaurant chain outlets and full service restaurants, as well as contract caterers, hotel chains, multinational supermarkets, leisure companies, beverage manufacturers, institutional customers such as hospitals and schools and large industrial companies. We do not typically have long term contracts with our customers. Rather, large chains frequently authorize specific food service equipment manufacturers as approved vendors for particular products and, thereafter, sales are made locally or regionally to end-customers via kitchen equipment suppliers or dealers. Many large quick service restaurant chains refurbish or expand a large number of outlets, or implement menu changes requiring investment in new equipment, over a short period of time. When this occurs, these customers often choose a small number of manufacturers whose approved products may or must be purchased by restaurant operators. We work closely with our customers to develop the products they need and to become the approved vendors for these products. No single food service equipment customer accounted for over 10% of our total turnover from continuing operations in Fiscal 2002.

Product Development and Customized Solutions

Our end-customers need equipment upgrades that enable them to improve productivity and food safety, reduce labor costs, respond to enhanced hygiene and environmental requirements and reduce energy consumption. These changes often require customized cooking equipment. In addition, many restaurants, especially quick service restaurants, seek to differentiate their products by changing their menu and format. In addition, we believe that product development is important to our success, because the quality of food equipment is a primary factor in the customers’ purchasing decisions.

Our modern technology center in New Port Richey, Florida, contains computer assisted design platforms, a model shop for on-site development of prototypes, a laboratory for product testing and various display areas for new products, including a test kitchen for hands-on testing of new products with customers. We also use the technology center to provide training, under the name Enodis University, for our customers, marketing representatives, service providers, industry consultants, dealers and distributors.

At our technology center, we work directly with our customers to provide customized solutions to meet their precise needs. When a customer requests a new or refined product from us, the engineering team designs, prototypes, tests, demonstrates, evaluates and refines that product in our technology center with the customer. We currently have a number of projects under development with leading customers.

In addition, our technology center works together with the new product development teams at our operating companies so that our new products incorporate our product expertise and technological resources.

Some of our most important new products include the following:

•	Garland’s Moisture Plus oven adds steam to the convection oven cooking process without the expense of a boiler, in order to increase cooking speed and improve food quality;

•	Delfield’s safe chill/blast chiller can blast-freeze a rib roast, and soft-chill croissants simultaneously;

•	The Scotsman “Eclipse” remote air-cooled cube ice machine mounts the condenser and compressor on the roof top for quiet operation and less heat build-up in the building;

•	Cleveland’s humidity controlled CombiCraft oven gives more versatility and faster production;

•	Ice-O-Matic’s AglON ice machines mould an antimicrobial compound into key components to help prevent the growth of bacteria; and

•	Scotsman’s one-hand dispenser provides a compact, tabletop “TouchFree” ice and water dispenser.

Sales and Marketing

United States

We primarily market our food service equipment products through a network of independent, commissioned sales representatives and sell through dealers and distributors. See “—Distribution Channels” below. We also market our products directly through our relationships with customers, as we design improved products for them and through participation in trade shows and other industry conferences.

Our network of sales representatives markets our products to end-customers, dealers, kitchen equipment suppliers, distributors and food industry consultants. Because industry consultants often have significant influence over the end-customer’s purchasing decisions, we actively support the primary food service equipment consultants’ industry association through sponsorship of its programs and events and by providing continuing education seminars for groups of consultants at our technology center and factories.

In most areas in the U.S., we have a single independent representative handling our core line of products and brands on an exclusive or near exclusive basis. This structure allows us to focus training and incentives on a smaller number of representatives. We train and provide technical product information to our sales representatives at our technology center.

We have organized the U.S. market into three sales regions, each headed by a commercial president. Each commercial president has responsibility for the sales results of six or seven representatives, supervises sales activities with dealers, distributors and end-customers, handles buying group requests and coordinates with food service equipment consultants. A Global Accounts President focuses on our large chain sales effort. We also have dedicated key account teams that focus on large global, national and regional customers. In addition, each operating company provides product and sales support to the marketplace.

Europe and Canada

Sales and marketing in Europe and Canada differ from the U.S., as there are fewer manufacturers’ representatives, and we rely to a great extent on the efforts of our company-owned master distributors in Canada and four key European countries: France, Germany, Spain and the United Kingdom. These distributors have a sales force to support dealers and end-users. In most cases, unless end-customers require otherwise, products are distributed to the end-customer via a dealer.

Rest of World

Outside of North America and Europe, we generally market our products through third-party distributors and, for our global chain customers, kitchen equipment suppliers. We have begun to rationalize our distribution network, concentrating more of our products with fewer distributors.

Trade Shows and Other Activities

We also participate in a variety of trade shows and exhibitions throughout the year where we present extensive displays of our product lines, including the annual National Restaurant Association show in the U.S., the biennial National Association of Food Equipment Manufacturers’ show in the U.S., the biennial Hotelympia show in London and the biennial Expo Tour show in Milan.

Distribution Channels

We distribute our food service equipment products principally through third-party equipment dealers, kitchen equipment suppliers and distributors, including our own distributor subsidiaries.

Equipment Dealers

Equipment dealers generally market food service equipment on a non-exclusive basis and may have showrooms, service personnel and facilities to fabricate kitchen work surfaces and storage units. Dealers often belong to or are associated with one or more dealer “buying groups” created to combine the dealers’ collective purchasing power in order to negotiate advantageous terms relating to pricing, rebates and advertising support. We have implemented an initiative that provides incentives for dealer buying groups to broaden the range of Enodis products they sell. We also train and provide technical product information to our approved dealers.

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

Distributors

Distributors are similar to dealers, but they hold significantly higher levels of stock and align exclusively with manufacturers within specific product categories. Distributors sell both to end-customers and to dealers. They also provide value-added services such as marketing and after-sales service, including warranty administration. In the U.S., we use independent distributors primarily in our ice business. In Canada and Europe, we distribute primarily through our master distributor subsidiaries.

Customer Service

Efficient global parts and service support is a prerequisite for doing business with global quick service restaurants. We have invested considerable resources over many years to select and train a network of authorized third party service agencies in order to provide service support to global quick service restaurants. This effort was led primarily by Frymaster on the “hot” side and by Scotsman on the “cold” side. Since this network has been in place, these agencies have been trained to service additional Enodis products. In addition, we have access to a network of third party service agencies providing service to all our customers throughout the world, which we intend to rationalize through selection and training.

Our operating companies and master distributors further support these service agencies with access to our technical and parts personnel, stocks of replacement parts at our plants and regionally at our master distributors, technical and parts manuals (some of which are now available on the Internet), and ongoing training both at our operating companies and in the field. We provide emergency technical support through some of our operating companies to support key accounts and service partners.

In addition, we have established a new position of Vice President-Global Service, who is responsible for building stronger partnerships with leading service agencies and for providing a simpler interface with end-customers. Additionally, this executive will seek ways to more efficiently deliver parts to our global service network to minimize lead time in connection with product service.

Seasonality

Generally, sales of food service equipment have been strongest in the second half of our fiscal year (April through September). This is because new construction and installations by customers upgrading or replacing food service equipment occur mostly in the warm weather months. In addition, schools usually renovate and replace food service equipment during the summer, when classes are not in session. We also sell more ice machines in the summer months.

Competition

The global food service equipment market is highly fragmented, although it is currently undergoing consolidation. Competition in the food service equipment industry is based primarily on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. Several of our competitors are divisions or subsidiaries of large, diversified companies. We believe the largest sellers of food service equipment worldwide are Enodis and Premark International Inc., a subsidiary of Illinois Tool Works. We believe that the top ten competitors in the industry comprise about one-third of all industry sales. Premark is an international competitor in most of our markets, and we also compete with United Technologies, Electrolux, Ali Group, Middleby Corporation, Manitowoc and Hoshizaki in some product lines. Our other main competitors are either regional or are specialized companies that compete with us in particular product lines.

Food Retail Equipment

Food retail equipment consists of equipment used to store and display food in retail food outlets such as supermarkets, convenience stores, specialty stores and retail chains. In Fiscal 2002, our sales of food retail equipment were £152.8 million, or approximately 20% of our turnover from continuing operations. Our food retail equipment business is conducted primarily in North America.

Product Groups

Refrigerated Display Cases and Systems

We design, manufacture and sell standard and customized refrigeration systems, as well as refrigerated self-serve cases, service deli cases and custom merchandisers under the Kysor//Warren® brand. These products are used to store and preserve food items such as meat, dairy, fish, cheese, produce, frozen foods and floral products. In Fiscal 2002, due to the recent poor performance of Kysor//Warren, we wrote off the goodwill associated with this business in the amount of £48.9 million. We have taken actions to improve the performance of this business, including the appointment of a new executive team.

Walk-in Freezers and Coolers

We design, manufacture and sell pre-fabricated cooler and freezer panels for use in the construction of refrigerated storage rooms, walk-in coolers and environmental systems through our Kysor Panel Systems business, which we believe is one of the market leaders in its sector, with national sales and technical support capabilities.

Customers

The customer base for our food retail equipment business is primarily comprised of a small number of large retail and supermarket chains, food convenience stores and specialty food retailers. The largest customers in the industry generally appoint a small number of non-exclusive “approved suppliers” for particular products. Smaller customers often purchase food retail equipment on an individual basis. No single food retail equipment customer accounted for over 10% of our total turnover from continuing operations in Fiscal 2002.

Product Development

Our food retail equipment subsidiaries have laboratories located within their facilities where new product development is conducted. The next stage of development in our food retail equipment businesses will focus on improved energy efficiency.

Sales, Marketing and Distribution

We sell the majority of our food retail equipment directly to end-customers through the sales force of each of our operating subsidiaries. The balance of our food retail equipment sales are made through third-party dealers. In our Kysor Panel Systems business, key account teams manage the customer relationships with the major quick service restaurant chains and supermarket chains.

In Fiscal 2002, we participated in a variety of trade shows and exhibitions where we presented extensive displays of our product lines, including the annual Food Marketing Institute show in the U.S., the annual Canadian Federation of Independent Grocers show in Canada, the annual National Association of Convenience Stores show in the U.S. and the Annual Retailer’s Convention and Trade Show in Mexico.

Customer Service

The food retail equipment industry requires after-market service support that provides parts and labor both during the warranty period and afterwards. We provide service for our Kysor//Warren products through our 15 field service employees and for our Kysor Panel Systems products through a network of third party subcontractors and authorized service engineers. The warranty period for our food retail equipment is typically one year for parts and 90 days for labor.

Seasonality

In general, sales of food retail equipment are strongest in the second half of our fiscal year (April through September). This is because new store construction and installations by customers upgrading or replacing food retail equipment occur mostly in warm weather months. In addition, most retail businesses seek to complete refurbishments before the end of November. In Fiscal 2002, however, as a result of lower second half sales at Kysor//Warren, the second half of the fiscal year was weaker than the first half.

Competition

The food retail equipment market in North America is highly concentrated, with only a small number of suppliers. Competition in the food retail equipment industry is based primarily on price, although energy efficiency and product features also play a role. In addition to competing for sales, manufacturers of food retail equipment compete for contract awards for specific products, in order to become the approved supplier of these products to a particular customer over the contract period. We believe that recent significant consolidation in the global supermarket industry, which has resulted in a reduced number of large customers with significant buying power and fewer stores, has led to increased price competition in the industry. Major competitors in this segment include Hussmann, a division of Ingersoll Rand; Hill/Phoenix, a division of Dover; Tyler, a division of United Technologies; and Crown-Tonka.

Real Property

We currently hold approximately 90 acres of real estate located in Felsted and Coventry, England, of which approximately 80 acres is at Felsted. We plan to sell this land over the next several years. We market the land to third parties for residential development and real estate investment. Prior to selling any portion of the land, we invest resources in resolving existing environmental issues relating to the plot. In addition, some of the land at Felsted has already been allocated to uses for which we will receive no revenues, such as infrastructure needs and community uses. In Fiscal 2002, we generated approximately 2% of our total turnover from property development activities.

Production Materials

The primary materials used in the production of our products are high quality stainless steel, carbon steel, galvanized steel, urethane insulating foam, compressors, evaporation coils, electronic controls and other electrical and refrigeration components. As one of the largest companies in the commercial food equipment industry, we purchase many of these materials in large quantities and are, therefore, often able to negotiate favorable prices from suppliers. We are generally subject, however, to fluctuating market prices, which can be volatile. For instance, we are aware that, due to new U.S. tariffs and reduced supply, our cost for carbon steel will increase substantially. If we are not able to pass such increases on to our customers, our margins would suffer.

We purchase steel in various sheet sizes, which is either sheared into blanks, or, more frequently, is delivered directly to computer controlled turret punch presses or lasers for cutting. We purchase generic steel under an agreement that expires on December 31, 2003. The agreement provides incentives for us to maximize our steel purchases and provides for limited protection from market price fluctuations.

We have an agreement for the supply of urethane foam to the majority of our operating subsidiaries that expires on December 31, 2005. This agreement also provides for limited protection from market price fluctuations.

Other components of significance include electric motors, copper and aluminum refrigeration coils, heating elements, thermostats, gas regulators, doors, frames, hardware and various types of analogue, digital and programmable computer controls.

The primary materials used in the production of our products are readily available from various suppliers at competitive market prices.

Intellectual Property

We use a combination of trade secret and trademark laws and other contractual and technical measures to protect our proprietary rights. We have filed and have been granted a variety of patents in the U.S. and in other countries. Several of our products, such as the Lincoln® air impingement conveyor ovens, use patents, know-how and other intellectual properties licensed from third parties. Our patents in the food equipment business generally relate to operating features of our products that may be functionally duplicated by competitors, and some of our intellectual property rights (including those licensed from third parties), are due to expire in the near term. No material portion of our business depends on any one patent or license. Consequently, we do not believe that our food equipment business would be adversely affected by the expiration or invalidity of any one of our patents or by the termination of any one license arrangement. We have registered trademarks to protect our brand names in the U.S., the U.K. and many other countries where we sell branded products. Many of these names are listed above under “Food Service Equipment—Product Groups” and “Food Retail Equipment—Product Groups.”

Subsidiaries

We currently have over 100 subsidiaries, all but a few of which are wholly-owned, directly or indirectly. Our largest subsidiaries are Enodis Corporation, which owns Scotsman Industries, Inc., Lincoln Foodservice Products, Inc., Cleveland Range, LLC, Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Company and Jackson MSC Inc. Scotsman Industries, Inc. owns The Delfield Company and Kysor Industrial Corporation, among others.

Our significant subsidiaries are listed in Exhibit 8.1 to this report, which shows their jurisdictions of incorporation or formation and our ownership interest in them.

Manufacturing

We currently have 28 manufacturing facilities located in eight countries. Our facilities are integrated manufacturing units which, with few exceptions, purchase only those components that are outside their competence to produce.

Our manufacturing process aims to increase production efficiency by implementing lean manufacturing techniques. These techniques seek to reduce work in process and lead times, increase quality and productivity, improve safety and increase customer satisfaction. We conduct metal fabrication, finishing, sub-assembly and assembly operations at our manufacturing facilities. At individual locations, we have installed numerically controlled turret presses, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems, product testing and quality assurance measurement devices and other equipment. We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate.

Most food service equipment products are built to order, usually with lead times of one to three weeks. We also build some standard models with high stock turnover in order to provide quick shipment and stable production flows. We have food service equipment manufacturing facilities in the U.S., the U.K., Canada, France, Germany, Italy, China and Thailand.

In our food retail equipment business almost all of our products are built to order. The lead time for manufacturing is approximately five to six weeks. Kysor//Warren has manufacturing facilities located in Columbus, Georgia; Kysor Panel Systems has manufacturing facilities located in Fort Worth, Texas, Goodyear, Arizona and Piney Flats, Tennessee.

Property, Plant and Equipment

We own or lease over 35 commercial properties in the U.S., the U.K., Europe, Canada and Thailand, including corporate offices in London, our technology center and operations head office in New Port Richey, Florida, manufacturing plants, warehouses and regional offices. Each property is appropriately insured, in accordance with the respective leases, where applicable.

Our principal executive office is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, United Kingdom. The following table contains information describing our principal operational real properties.

Location	Principal Use	Approximate Square Feet	Products Produced	Owned/ Leased
Washington House, 40-41 Conduit Street, London U.K.	Executive office	4,589	—	Leased

2227 Welbilt Boulevard New Port Richey, FL, U.S.	Technology Center and office	42,000	—	Owned

Denver, CO, U.S.	Manufacturing plant, engineering facilities and office	168,000	Ice machines	Owned	(1)

Columbus, GA, U.S.	Manufacturing plant, warehouse and office	300,000	Refrigerated display cases	Owned
	Manufacturing plant and office	140,000	Refrigeration systems	Owned

Vernon Hills, IL, U.S.	Office	15,000	—	Leased

Fort Wayne, IN, U.S.	Manufacturing plant and office	358,000	Conveyer ovens, rotisseries and kitchenware	Leased

Barbourville, KY, U.S.	Manufacturing plant, office, land	115,000	Dishwashers	Owned

Corbin, KY, U.S.	Warehouse	19,550	Dishwashers	Leased

Shreveport, LA, U.S.	Manufacturing plant, engineering facilities and office	249,000	Fryers	Owned
	Manufacturing plant	135,054	Other cooking equipment	Owned

Mt. Pleasant, MI, U.S.	Manufacturing plant and office	330,000	Refrigeration equipment	Owned

Cleveland, OH, U.S.	Manufacturing plant and office	97,600	Steam cooking equipment and cook-chill	Owned	(2)

Freeland, PA, U.S.	Manufacturing plant and office	225,000	Ovens and ranges	Owned

Fairfax, SC, U.S.	Manufacturing plant and warehouse	360,000	Ice machines	Owned	(3)

Covington, TN, U.S.	Manufacturing plant and office	188,000	Refrigeration equipment	Owned	(4)

Piney Flats, TN, U.S.	Manufacturing plant and office	110,000	Walk-in coolers and freezers	Leased

Fort Worth, TX, U.S.	Manufacturing plant and office	118,000	Walk-in coolers and freezers	Owned

Concord, Ontario, Canada	Manufacturing plant and office	116,000	Steam cookers and cook-chill	Leased

Mississauga, Ontario, Canada	Manufacturing plant and office Manufacturing plant and office	155,000 35,000	Ovens and ranges Ventilation equipment	Leased Leased

Shanghai, China	Manufacturing plant and office	17,000	Ice machines	Leased

Moneteau, France	Manufacturing plant and office	100,000	Cooking equipment	Leased

Eglfing, Germany	Manufacturing plant, office and warehouse	130,000	Combination ovens	Leased

Radevormwald, Germany	Manufacturing plant and office	35,000	Beverage systems	Leased

Castelfranco, Italy	Manufacturing plant and office	242,000	Ice machines	Owned

Milan, Italy	Manufacturing plant, warehouse and office	150,000	Ice machines	Leased

Bangkok, Thailand	Manufacturing plant and office	45,000	Ice machines	Leased

Aldershot, U.K.	Manufacturing plant and office	20,000	Microwave ovens	Leased

Halesowen, U.K.	Manufacturing plant and office	84,000	Beverage systems	Leased

Rochester, U.K.	Manufacturing plant and office	27,000	Ventilation systems	Leased

Sheffield, U.K.	Manufacturing plant and office	100,000	Ovens, ranges and refrigeration products	Leased

(1)	Subject to industrial revenue bond financing in the aggregate principal amount of $4.5 million due in 2007.

(2)	Subject to a mortgage on a portion of the land and building in an original aggregate principal amount of $500,000 to secure our obligations under our Loan Agreement with the City of Cleveland.

(3)	Subject to industrial revenue bond financing in the aggregate principal amount of $9.3 million due in 2020.

(4)	Subject to industrial revenue bond financing in the aggregate principal amount of $3.2 million due in 2006. When the bonds are repaid, the property will be conveyed to us.

For information concerning our rental expenses and commitments under operating leases, see Note 28 to our consolidated financial statements included in this report. We believe our properties and equipment are generally suitable and adequate for the purposes for which they are intended.

In addition to the above properties, we lease several other non-operational properties (including four properties for which we assumed liability at the time of the sale of our former building and consumer products division) until up to 2017. The aggregate rents payable under these non-operational leases amount to £2.7 million per annum, and rents currently receivable amount to £1.4 million per annum under month-to-month leases. Provision has been made of an amount that is considered appropriate to cover potential liability under these leases.

Environmental Matters

Our products and operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state, and local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management of hazardous materials, and the cleanup of contaminated sites. These laws and regulations impose substantial costs, including cleanup costs, fines and civil or criminal sanctions, and costs arising from third party property damage or personal injury claims, if there are violations of or liabilities under environmental laws or non-compliance with environmental permits.

Some of our subsidiaries have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the cleanup of hazardous waste sites. Under these laws, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. In the past, however, our actual liability has typically been immaterial. We do not believe that any liability which might be imposed on us in connection with any known hazardous waste previously used by our subsidiaries, either individually or in the aggregate, will have a material adverse effect upon our business, financial condition, liquidity or results of operations.

Industry And Market Data

We obtained the market and competitive position data used throughout this report from our own research, surveys or studies and from information published in industry or general publications. While we believe that each of the studies and publications that we used is reliable, we have not verified their data through independent sources.

In particular, we base our beliefs about our competitive position as detailed throughout this report on the following sources: (1) previously filed disclosure documents of our largest competitors; (2) an internal “market mapping” study originally prepared on February 8, 2001; (3) a presentation by a consulting firm, Botany Hill Management Inc., dated November 26, 2002; (4) various independent analysts’ reports on the food equipment industry; (5) a report by OC&C Strategy Consultants, dated September 22, 1999; and (6) Foodservice Equipment Reports’ special report: 2003 Equipment & Supplies Industry Preliminary Forecast, dated November 18, 2002.

Item 5.  Operating and Financial Review and Prospects

You should read this discussion in conjunction with the sections entitled “Item 3. Key Information—Risk Factors” and “—Selected Financial Data” and our consolidated financial statements and the accompanying notes included in this annual report.

In our discussion of performance, we use “comparable” sales or profits, which reflects U.K. GAAP measures of sales or profits, adjusted for acquisitions and dispositions of businesses and movements in foreign exchange rates.

We have prepared our financial statements in accordance with U.K. GAAP. These accounting principles differ in some significant respects from U.S. GAAP. In Fiscal 2000, we also prepared consolidated financial statements in accordance with U.S. GAAP, which we filed with the SEC on Form 20-F. However, since that time we have changed the format of the financial statements that we will file with the SEC to follow U.K. GAAP and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. Accordingly, the audited financial statements included in this report have been prepared in accordance with U.K. GAAP and include a reconciliation to U.S. GAAP. A summary of the significant adjustments to profit or loss for the period and equity shareholders’ funds required when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences from U.K. GAAP, is presented in Note 30 to our consolidated financial statements included in this report.

Overview

We operate in two principal segments: food service equipment and food retail equipment, and we also have real property development operations.

Principal Profit and Loss Account Items

Turnover.  Turnover consists of gross sales to third parties less allowances for sales returns, rebates, discounts and other items. We recognize sales when all significant risks of ownership have been transferred. Our principal source of turnover is sales of food service equipment, which comprised 78.4% of our turnover from continuing operations in Fiscal 2002 (60.0% in North America and 18.4% in Europe & Asia). Sales of food retail equipment comprised 19.5% of our turnover from continuing operations in Fiscal 2002. Finally, sales of property comprised 2.1% of our turnover from continuing operations.

Operating Profit from Continuing Operations.  Operating profit from continuing operations represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs and other operating expenses. Costs of sales includes raw material components, direct labor costs, fixed and variable overhead costs, depreciation and amortization attributable to production. Administrative expenses include research and development on new products, bad debt provisions, depreciation, sales and marketing costs and rent on administrative building and professional fees.

Significant Factors Affecting Results of Operations

Acquisitions, Divestitures and the New Financing Arrangements

The following acquisitions have affected our results of operations during the periods discussed below:

•	In August 1999, we acquired Scotsman Industries, Inc., a U.S. food equipment manufacturer, for approximately £254 million plus assumed debt of approximately £225 million; and

•
In 2000, we acquired several smaller companies, including Merrychef Holdings Limited, a U.K. manufacturer of commercial microwaves and combination microwave/convection ovens, for a consideration of £16.7 million, and Jackson MSC Inc., a U.S. manufacturer of dishwashers, for a consideration of $36.2 million (approximately £25 million).

We incurred or assumed substantial debt in order to finance our acquisitions. A portion of this debt has been repaid with the proceeds of our recent divestitures discussed below and our 2002 rights offering. Our net debt (total financial indebtedness less cash and cash equivalents) reached £493.8 million at March 31, 2001 but was reduced to £186.1 million at September 28, 2002.

In Fiscal 2001, we sold our former building and consumer products business for gross cash proceeds of £114 million, a loan receivable from the purchaser of £20 million and warrants to purchase shares of the buyer. In Fiscal 2002, we received £4.0 million in net proceeds from the sale of shares underlying the warrants and repayment of the £20 million loan together with interest and an early redemption. Because the building and consumer products division operated as a separate segment, the results of operations for it are presented as discontinued operations in our financial statements;

Between September 2001 and June 2002, we sold several non-core businesses for aggregate net proceeds before costs of disposal of £95.3 million. See Note 6b to our consolidated financial statements included in this report.

The aggregate net proceeds after costs of disposal raised by these divestitures since Fiscal 2001 amounted to £88.6 million, and resulted in exceptional net losses of £38.1 million, after the write off of £65.1 million of goodwill. The aggregate operating profits for these companies for the last financial year were £12.5 million. During Fiscal 2002, the aggregate operating profit contribution for these businesses was £4.4 million. The net proceeds of these divestitures were used to repay outstanding indebtedness. The divestitures described above completed our current program of non-core disposals.

In March 2001, we established a medium term, senior credit facility to refinance our prior bank debt. As a result of these financing arrangements, we wrote off unamortized costs associated with our previous credit facility. See “—Rights Offering and New Financing Arrangements” below regarding the 2002 refinancing of our credit facility.

Strategic Review and Restructuring

In Fiscal 2001, we conducted a detailed review of our strategic options, including a review of our operating strategy and consideration of a possible sale of our entire business. We also entered into preliminary discussions and negotiations with selected third parties. Upon completion of that process, we concluded that our current strategy remains appropriate. In connection with the review, we incurred £8.5 million of professional fees and other expenses.

Also during Fiscal 2001, there was a general market decline in the food equipment industry, primarily resulting from a slowdown in the U.S. and European economies. In addition, the events of

September 11, 2001, added uncertainty to the outlook for the food equipment industry. Leading restaurant chains have curtailed new store openings and refurbishment programs, and many independent restaurant and hotel operators have delayed new openings and non-essential replacement of equipment. Supermarket chains underwent significant consolidation and closed many outlets. This industry downturn, coupled with our already significant debt burden, required us to restructure and refocus our business.

In March 2001, we announced a restructuring program with the objective of removing excess capacity and improving production efficiency throughout our operations. We implemented cost control measures through headcount reduction, discretionary cost control and manufacturing plant restructuring. These initiatives resulted in a total headcount reduction of approximately 870 people and the closure of five manufacturing plants and significantly reduced fixed, headcount and discretionary costs beginning with the second half of Fiscal 2001. In connection with this restructuring program, we recognized £33.1 million of exceptional restructuring charges in Fiscal 2001, primarily related to employee terminations, plant closure costs and asset writedowns. Of these amounts, £14.5 million were cash payments made in Fiscal 2001, and £8.5 million in cash payments in Fiscal 2002. The remaining £10.1 million represented non-cash charges.

In Fiscal 2002 we recognized £9.4 million of exceptional restructuring costs principally relating to closing unneeded food retail manufacturing facilities, including the write-down of inventory at Kysor//Warren reflecting the decline in sales and, in our European operations, a range of cost reduction initiatives. See “—Current Financial and Trend Information” below.

Amortization and Impairment of Goodwill

Goodwill arising from acquisitions is amortized on a straight-line basis over its estimated useful life of 20 years. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. Goodwill previously taken into reserves is charged in the profit and loss account when the related business is sold. In Fiscal 2001, we recognized an exceptional charge of £100 million relating to the writedown of the carrying value of goodwill associated with the Scotsman acquisition. The writedown resulted from our reassessment of the value of goodwill in light of the downturn in the U.S. economy.

From its acquisition in 1999 to the end of Fiscal 2001, Kysor//Warren operated at a profit (exclusive of exceptional costs and amortization). However, Kysor//Warren was adversely impacted by difficult market conditions and was not profitable in Fiscal 2002. Kysor//Warren also lost market share due to problems with product quality and lack of customer focus. While returning Kysor//Warren to profitability is a key priority for us, this will take some time, and we have written off all the remaining Kysor//Warren goodwill of £48.9 million in Fiscal 2002.

Foreign Exchange Effects

Because the majority of our businesses are based outside the U.K. (primarily in the U.S.), our results of operations, which are reported in pounds sterling, can be affected by movements in foreign exchange rates between pounds and various currencies, primarily the U.S. dollar. The balance sheets of overseas subsidiary entities are translated into pounds sterling at rates of exchange prevailing as of the year end. Profit and loss accounts are translated at the average rate for the month in which the profits are earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long-term foreign currency borrowings used to finance overseas investment. Transaction differences arising from exchange rate variations on trading transactions are included in operating profit. The approximate average exchange rates for pounds to U.S. dollars used in our accounts in Fiscal 2002 was $1.47, as compared to $1.44 in Fiscal 2001 and $1.55 in Fiscal 2000. The average exchange rate for pounds in U.S. dollars based on a simple average of rates existing on the last trading day of each month in Fiscal 2002 was $1.48, as compared to $1.44 in Fiscal 2001 and $1.55 in Fiscal 2000.

Real Property Sales

During Fiscal 2001 and Fiscal 2002, we sold some of our real property assets. Future revenues from sales of real property will depend on the nature and size of the properties sold, as well as the timing of disposals, which are determined by management based on market and other considerations. As of September 28, 2002, we held properties with an aggregate historical cost basis of £8.6 million. As we continue to sell our remaining real property assets, we expect revenue from property sales to decline in future years.

Current Financial and Trend Information

As we had expected, in October and November, on a comparable basis, Global Food Service Equipment was ahead of the same period last year, and Food Retail Equipment was behind, due to losses at Kysor//Warren.

Our Fiscal 2003 results will reflect the absence of operating profits from businesses sold in Fiscal 2002. Losses at Kysor//Warren, however, should be significantly lower than those incurred last year. Our interest payments will be lower, due to lower average debt levels. The impact of exchange movements will be negative if the present dollar/pound exchange rate is maintained.

We are confident that in the current year, we will deliver market share gains and improved financial performance even if, as we expect, conditions in our key North American markets show no improvement. Year on year quarterly performance comparisons are expected to improve as the year progresses.

Rights Offering and New Financing Arrangements

We completed a rights offering on April 9, 2002, issuing 150,174,595 of our Ordinary Shares. The gross proceeds of the rights offering were £75.1 million (net proceeds of £70.3 million). The rights offering was part of the refinancing of our senior credit facilities that we had entered into in March 2001. The new financing arrangements also included:

•	a bridge loan facility in the amount of £150 million, all of which has been repaid;

•
U.S. dollar-denominated term loans in the aggregate amount of approximately £260 million, all of which was drawn and $170.6 million (£114.7 million) of which has been repaid as at December 5, 2002; and

•
a U.S. dollar-denominated revolving credit facility in the amount of approximately £60 million, approximately $19 million of which has been drawn (see “—Liquidity and Capital Resources—Description of Credit and Debt Facilities” below).

On March 26, 2002, we issued £100 million aggregate principal amount of 10-3/8% senior notes due April 15, 2012 (the “old notes”). On October 7, 2002, we completed an exchange offer to replace the old notes with our 10-3/8% senior notes due April 15, 2012 (our “senior notes”). We pay interest on the senior notes on April 15 and October 15 of each year, beginning on October 15, 2002. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

In order to create the structural subordination of the old notes required by the lenders under our new senior secured credit facilities, on February 19, 2002, Enodis plc transferred substantially all of its assets and liabilities ultimately to its indirect subsidiary, Enodis Group Limited. The syndication of the new senior secured credit facilities was completed on July 31, 2002.

Fees and expenses associated with the rights offering were approximately £4.8 million, which was written off against the share premium account. Fees and expenses relating to the bridge loan, term loan and revolving credit facility as well as the offering of the old notes totalled approximately £16.0 million. These fees and expenses have been capitalized and will be amortized over the life of the related debt. Fees and expenses relating to the bridge loan totalling approximately £1.5 million were written off in Fiscal 2002. In addition, fees associated with the unwinding of our previous financing arrangements of £2.7 million were charged as an exceptional item in Fiscal 2002.

Results of Continuing Operations

During Fiscal 2000, our operations were reported as two segments: Food Equipment and Other. In Fiscal 2001 and 2002, we reorganized our reportable segments as a result of restructurings and business disposals. We are currently organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property. Accordingly, data for each of the earlier periods presented has been restated to conform to the current year presentation.

The following table sets forth the components of our consolidated profit and loss accounts, as presented in our consolidated historical financial statements included in this report, and as a percentage of turnover of our continuing operations for Fiscal 2000, Fiscal 2001 and Fiscal 2002.

	September 30, 2000		September 29, 2001		September 28, 2002
	(restated)		(restated)
Turnover from continuing operations:
Global Food Service Equipment	£665.1	73.5%	£684.1	75.7%	£614.3	78.4%
Food Retail Equipment	219.4	24.3%	203.1	22.5%	152.8	19.5%
Property	19.9	2.2%	16.6	1.8%	16.1	2.1%

Total turnover from continuing operations	904.4	100.0%	903.8	100.0%	783.2	100.0%
Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items:
Global Food Service Equipment	88.9	9.8%	80.3	8.9%	70.5	9.0%
Food Retail Equipment	22.6	2.5%	10.4	1.1%	(3.3)	(0.4%)
Property	8.4	0.9%	9.0	1.0%	8.0	1.0%
Corporate costs	(7.3)	(0.7%)	(8.9)	(1.0%)	(7.9)	(1.0%)
Total operating profit/(loss) from continuing operations before goodwill amortization and exceptional items	112.6	12.5%	90.8	10.0%	67.3	8.6%
Operating exceptional items	—	—	(167.5)	(18.5%)	(58.3)	(7.4%)
Goodwill amortization	(21.4)	(2.4%)	(23.0)	(2.5%)	(19.0)	(2.4%)
Operating profit/(loss) from continuing operations	91.2	10.1%	(99.7)	(11.0%)	(10.0)	(1.2%)
Operating profit from discontinued operations	27.1	2.9%	9.1	1.0%	—	—
Profit on disposal of businesses and property fixed assets	3.0	0.3%	23.5	2.6%	(38.1)	(4.9%)
Net interest payable and similar charges	(37.5)	(4.1%)	(41.9)	(4.7%)	(37.7)	(4.8%)
Profit/(loss) on ordinary activities before taxation	83.8	9.2%	(109.0)	(12.1%)	(85.8)	(10.9%)
Tax on profit/(loss) on ordinary activities	(4.0)	(0.4%)	(11.4)	(1.3%)	(1.0)	(0.1%)
Equity minority interest	(0.3)	—	(0.3)	—	(0.2)	—
Profit/(loss) for the period	£79.5	8.8%	£(120.7)	(13.4%)	£(87.0)	(11.0%)

Fiscal 2002 Compared To Fiscal 2001

In the tables below that discuss comparable results, the effect of acquisitions and disposals is calculated by removing actual results of disposed businesses in Fiscal 2001 and Fiscal 2002 and including pro forma adjustments in Fiscal 2001 to reflect the results of businesses acquired between the beginning of Fiscal 2001 and the date of acquisition. Where appropriate, reallocations have been made to reflect our current organizational structure. The effect of foreign exchange movements is calculated by retranslating current year ongoing food equipment results at rates used to translate prior year results.

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £120.6 million, or 13.3%, to £783.2 million in Fiscal 2002 from £903.8 million in Fiscal 2001. Turnover for Fiscal 2002 has been adversely affected by approximately £11.5 million of foreign exchange movements compared to Fiscal 2001.

	Fiscal 2001		Fiscal 2002		Change
	(in millions, except percentages)
Global Food Service Equipment	£684.1	75.7%	£614.3	78.4%	£(69.8)	(10.2%)
Food Retail Equipment	203.1	22.5%	152.8	19.5%	(50.3)	(24.8%)
Property	16.6	1.8%	16.1	2.1%	(0.5)	(3.0%)

Total	£903.8	100.0%	£783.2	100.0%	£(120.6)	(13.3%)

The following table sets forth a summary of comparable turnover.

	Fiscal 2001	Disposals and Acquisitions	Comparable 2001	Fiscal 2002	Disposals	Foreign Exchange	Comparable 2002	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£684.1	£(86.3)	£597.8	£614.3	£(33.0)	£9.1	£590.4	(1%)
Food Retail Equipment	203.1	(49.7)	153.4	152.8	(27.0)	2.1	127.9	(17%)

Global Food Service Equipment.    The following table sets forth a summary of turnover from our global food service equipment segment.

	Fiscal 2001		Fiscal 2002		Change
	(in millions, except percentages)
North America	£498.7	72.9%	£469.9	76.5%	£(28.8)	(5.8%)
Europe & Asia	185.4	27.1%	144.4	23.5%	(41.0)	(22.1%)

Total Global Food Service Equipment	£684.1	100.0%	£614.3	100.0%	£(69.8)	(10.2%)

The following table sets forth a summary of comparable turnover from the segment.

	Fiscal 2001	Disposals and Acquisitions	Comparable 2001	Fiscal 2002	Disposals	Foreign Exchange	Comparable 2002	Comparable change
	(in millions, except percentages)
North America	£498.7	£(47.0)	£451.7	£469.9	£(25.0)	£10.2	£455.1	1%
Europe and Asia	185.4	(39.3)	146.1	144.4	(8.0)	(1.1)	135.3	(7%)

Total Global Food Service Equipment	684.1	(86.3)	597.8	614.3	(33.0)	9.1	590.4	(1%)

Turnover decreased by £69.8 million, or 10.2%, to £614.3 million in Fiscal 2002 from £684.1 million in Fiscal 2001. Turnover was adversely affected by £9.1 million in foreign exchange movement in Fiscal 2002.

Turnover from our North America operations decreased by £28.8 million, or 5.8%, to £469.9 million in Fiscal 2002 from £498.7 million in Fiscal 2001. The decrease reflected the estimated decline in the market for food service equipment in North America of 2% compounded by the effect of the sales of businesses during Fiscal 2002 of £22.0 million. We believe that we gained market share in difficult North American food service equipment markets with comparable sales up 1% compared with last year.

Turnover from Europe and Asia decreased by £41.0 million, or 22.1%, to £144.4 million in Fiscal 2002 from £185.4 million in Fiscal 2001, with £31.3 million attributable to sales of businesses in Fiscal

2002. Comparable sales decreased by 7%. We believe that the market in Europe declined by between 5% and 12%.

Food Retail Equipment.    Turnover decreased by £50.3 million, or 24.8%, to £152.8 million in Fiscal 2002 from £203.1 million in Fiscal 2001. £22.7 million of that decrease is attributable to the sale of Austral and Belshaw. Turnover in Fiscal 2002 was adversely affected by £2.1 million of foreign exchange movement compared to Fiscal 2001. Comparable sales decreased £25.5 million, or 17%, principally due to a 37% decline in turnover at Kysor//Warren, where we have lost market share. To effect a turnaround in this business, David Frase, President of Kysor Panel Systems, has been appointed to lead the Kysor Group. David has focused on bringing a proven commitment to customer satisfaction to Kysor//Warren. Ralph Schmitt, an experienced turnaround manager was appointed President of Kysor//Warren and has recruited an entirely new executive team. Aggressive initiatives to improve quality, productivity and customer service are under way. Early signs are encouraging.

Property.    Turnover for Fiscal 2002 declined by £0.5 million, or 3.0% to £16.1 million from £16.6 million in Fiscal 2001. Turnover in Fiscal 2002 predominantly arose from the successful completion of development of Phase III and sale of part of our land in Felsted, England, in the fourth quarter. Revenue on property sales is recognized only when land is sold.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £23.5 million, or 25.9%, to £67.3 million in Fiscal 2002 from £90.8 million in Fiscal 2001. The decrease included £1.3 million as a result of adverse foreign exchange movements.

	Fiscal 2001		Fiscal 2002		Change
	(in millions, except percentages)
Global Food Service Equipment	£80.3	88.4%	£70.5	104.7%	£(9.8)	(12.2%)
Food Retail Equipment	10.4	11.5%	(3.3)	(4.9%)	(13.7)	(131.7%)
Property	9.0	9.9%	8.0	11.9%	(1.0)	(11.1%)
Corporate Costs	(8.9)	(9.8%)	(7.9)	(11.7%)	1.0	11.2%

Total	£90.8	100.0%	£67.3	100.0%	£(23.5)	(25.9%)

The following table sets forth a summary of comparable operating profit from continuing operations before goodwill amortization and exceptional items.

	Fiscal 2001	Disposals, Acquisitions and Reallocations	Comparable 2001	Fiscal 2002	Disposals	Foreign Exchange	Comparable 2002	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£80.3	£(7.2)	£73.1	£70.5	£(2.2)	£1.6	£69.9	(4%)
Food Retail Equipment	10.4	(4.2)	6.2	(3.3)	(2.2)	(0.3)	(5.8)	(194%)

Global Food Service Equipment.    The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items from our global food service equipment segment.

	Fiscal 2001		Fiscal 2002		Change
	(in millions, except percentages)
North America	£62.6	78.0%	£60.8	86.2%	£(1.8)	(2.9%)
Europe & Asia	17.7	22.0%	9.7	13.8%	(8.0)	(45.2%)

Total Global Food Service Equipment	£80.3	100.0%	£70.5	100.0%	£(9.8)	(12.2%)

The following table sets forth a summary of comparable operating profit from continuing operations before goodwill amortization and exceptional items for the segment.

	Fiscal 2001	Disposals, Acquisitions and Reallocations	Comparable 2001	Fiscal 2002	Disposals	Foreign Exchange	Comparable 2002	Comparable change
	(in millions, except percentages)
North America	£62.6	£(3.4)	£59.2	£60.8	£(1.6)	£1.7	£60.9	3%
Europe and Asia	17.7	(3.8)	13.9	9.7	(0.6)	(0.1)	9.0	(35%)

Total Global Food Service Equipment	80.3	(7.2)	73.1	70.5	(2.2)	1.6	69.9	(4%)

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £9.8 million, or 12.2%, to £70.5 million in Fiscal 2002 from £80.3 million in Fiscal 2001. The decrease includes £1.6 million as a result of adverse foreign exchange movements.

Operating profit from continuing operations before goodwill amortization and exceptional items in North America decreased by £1.8 million, or 2.9%, to £60.8 million in Fiscal 2002 from £62.6 million in Fiscal 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales (“margins”) increased to 12.9% in Fiscal 2002 from 12.6% in Fiscal 2001. Operating profit from continuing operations before goodwill amortization and exceptional items has increased 3% on a comparable basis. The cost control measures adopted in Fiscal 2001, along with further cost reduction measures in the first quarter of Fiscal 2002, allowed us to protect margins as the market declined.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by £8.0 million, or 45.2%, to £9.7 million in Fiscal 2002 from £17.7 million in Fiscal 2001. On a comparable basis, the decrease was 35%. Margins decreased to 6.7% in Fiscal 2002 from 9.5% in Fiscal 2001, predominantly due to performance of two U.K. businesses where problems associated with low volumes, product launches and factory moves impacted profitability. Fiscal 2001 included £1.5 million of one-time property profit.

Food Retail Equipment.    Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £13.7 million, or 131.7%, to a loss of £3.3 million in Fiscal 2002 from a profit of £10.4 million in Fiscal 2001. Margins decreased to (2.2%) in Fiscal 2002 from 5.1% in Fiscal 2001. Operating profit from continuing operations before goodwill amortization and exceptional items was reduced by £2.0 million due to the sale of Austral and Belshaw during the third quarter of Fiscal 2002. The decrease in operating profit from continuing operations before goodwill amortization and exceptional items principally reflects the 37% reduction in turnover at Kysor//Warren as we lost market share. Rapid closure of plants and rationalization of operations reduced the cost base but with some short term loss of quality and customer focus. We also had to recognize asset write-offs and increased warranty provisions.

Property.    Operating profit from continuing operations before goodwill amortization and exceptional items of £8.0 million predominantly arose from the successful completion of development of Phase III of our land in Felsted England in the fourth quarter of Fiscal 2002.

Corporate Costs. Corporate costs decreased by £1.0 million, or 11.2%, to £7.9 million in Fiscal 2002 from £8.9 million in Fiscal 2001. This was primarily the result of cost control measures adopted in Fiscal 2001 and the first quarter of Fiscal 2002.

Goodwill Amortization

Amortization of goodwill from continuing operations decreased by £4.0 million to £19.0 million in Fiscal 2002 from £23.0 million in Fiscal 2001 due to the effect of the £100 million impairment in the value of our goodwill booked in September 2001. These charges do not affect our cash flows.

Operating Exceptional Items

Exceptional operating charges from continuing operations totaled £58.3 million for Fiscal 2002, including £48.9 million of goodwill impairment booked relating to the carrying value of Kysor//Warren goodwill. The remaining £9.4 million principally represents costs associated with the closure of excess operating capacity in our Food Retail Equipment group, including the write down of inventory at Kysor//Warren reflecting the decline in the business. There has also been further rationalization of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment group. In Fiscal 2001 exceptional charges of £167.5 million included £100.0 million of impaired goodwill booked relating to the Scotsman acquisition. Restructuring costs of £33.1 million include costs associated with a number of cost reduction efforts, including headcount reductions and manufacturing efficiency improvements announced in Fiscal 2001. In addition, we incurred £8.5 million of professional fees in connection with a review of our strategic options. Charges of £13.7 million related to revisions of working capital provisions and exceptional warranty costs, and £12.2 million related to the settlement of the Bomar litigation.

Profit/(Loss) on Disposal of Businesses and Other Assets

Profit on disposal of businesses and other assets in Fiscal 2001 amounted to £23.5 million and related to a £29.1 million gain recognized on the sale of our building and consumer products division in June 2001, partially offset by a loss of £5.6 million recognized on the sale of Scotsman Response in September 2001. The calculation of profit/(loss) on disposal of businesses includes provisions for customary sale and purchase warranties consistent with the size and nature of the business sold.

The loss from the sale of businesses in Fiscal 2002 amounted to £38.1 million. This arises from the sales of Austral, resulting in a loss of £7.5 million; Belshaw, resulting in a loss of £16.4 million, including the write off of £25.0 million of goodwill previously written off to reserves; Prolon, resulting in a loss of £0.8 million; and the Aladdin Temp-Rite businesses resulting in a loss of £19.4 million, including the write off of £29.7 million of goodwill previously written off to reserves. These losses are offset by the profit on the sale of Sammic of £2.7 million, including the write off of £10.4 million of goodwill previously written off against reserves, and a further £3.3 million net profit on the sale of the Building and Consumer Products business including compensation for early repayment of the vendor loan note and profits on the sale of the shares resulting from the exercise of the warrants received at the time of the sale of the business in June 2001. This profit has been reduced by the write off of deferred finance fees arising from the early repayment of debt and other associated costs.

Net Interest Payable and Similar Charges

Net interest payable and similar charges were £37.7 million in Fiscal 2002, compared with £41.9 million in Fiscal 2001. Charges for Fiscal 2002 include a write off of £4.2 million in unamortized financing costs, compared with £5.8 million in Fiscal 2001, and exceptional costs relating to the refinancing of £4.2 million. Excluding these charges, net interest expense decreased by £6.8 million or 18.8% to £29.3 million in Fiscal 2002. This decline was due primarily to lower average debt balances and lower interest rates during the year, offset in part by higher margins on our borrowings.

We continually review ways in which to manage our interest charge. This may include a number of initiatives regarding either changes to existing debt or replacing it with new debt. These initiatives could include (but would not be limited to) refinancing our senior secured credit facilities or buying back our senior notes if it was advantageous to do so.

Tax on Profit/(Loss) on Ordinary Activities

Tax on profit/(loss) on ordinary activities before exceptional items decreased by £12.2 million, or 91.0%, to £1.2 million in Fiscal 2002 from £13.4 million in Fiscal 2001. The effective underlying rate of current tax on profits before exceptional items and amortization in Fiscal 2002 was 15.0% versus 13.5% in Fiscal 2001 reflecting the different geographical mix of profit in each year. This is significantly lower than the U.K. statutory rate and the U.S. federal statutory rate of 30% and 35%, respectively, because our U.K. and U.S. profits are sheltered by net operating loss carryforwards. Successful progress in a U.S. tax audit has enabled us to release £3.8 million of tax accruals. The tax benefit of exceptional items is £0.2m. At September 28, 2002, we had approximately £184.9 million, £72.3 million and £6.2 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively. The U.S. losses fully expire in stages through Fiscal 2010, and although it may take some time, we expect to utilize the losses fully before they expire. Losses in the U.K. and other territories do not expire.

On September 30, 2001, we adopted FRS 19. Accordingly, results for Fiscal 2000 and 2001 have been restated. See “—New Accounting Pronouncements” below.

Operating Profit from Discontinued Operations

Operating profit from discontinued operations for Fiscal 2001 was £9.1 million and relates to our building and consumer products division, which we sold in June 2001.

Fiscal 2001 Compared to Fiscal 2000

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £0.6 million, or 0.1%, to £903.8 million in Fiscal 2001 from £904.4 million in Fiscal 2000.

Global Food Service Equipment. The following table sets forth a summary of our turnover from our global food service equipment segment.

	Fiscal 2000		Fiscal 2001		Change
	(in millions, except percentages)
North America	£487.0	73.2%	£498.7	72.9%	£11.7	2.4%
Europe & Asia	178.1	26.8%	185.4	27.1%	7.3	4.1%

Total Global Food Service Equipment	£665.1	100.0%	£684.1	100.0%	£19.0	2.9%

Turnover increased by £19.0 million, or 2.9%, to £684.1 million in Fiscal 2001 from £665.1 million in Fiscal 2000.

Turnover from our North America operations increased by £11.7 million, or 2.4%, to £498.7 million in Fiscal 2001 from £487.0 million in Fiscal 2000. The increase reflected both the effects of positive foreign exchange movements of approximately £33.1 million due to the strength of the dollar against pounds sterling and additional revenues of £22.1 million attributable to the acquisition of the Jackson business in first quarter 2001. These increases were substantially offset by a decline in comparable sales of approximately £43.5 million, or 8.9%, reflecting the general downturn in the North American food service equipment market.

Turnover from Europe and Asia increased by £7.3 million, or 4.1%, to £185.4 million in Fiscal 2001 from £178.1 million in Fiscal 2000. This resulted primarily from an increase of approximately £8.6 million attributable to a full year of sales from Fiscal 2000 acquisitions, primarily sales of the Merrychef business, and the effects of positive foreign exchange movements of approximately £0.1 million. These increases were offset in part by a decrease in comparable sales of approximately £1.4 million, or 1.2%, which was primarily the result of weakening performance in the German market and in the U.K. beverage business.

Food Retail Equipment.    Turnover decreased by £16.3 million, or 7.4%, to £203.1 million in Fiscal 2001 from £219.4 million in Fiscal 2000. This was due to decreases in comparable sales of approximately £25.4 million, or 11.6%, attributable to decreased sales levels at Kysor//Warren, offset in part by positive foreign exchange movements of approximately £9.1 million. Kysor//Warren, which accounted for over 41% of sales in the food retail segment, suffered from a challenging market environment characterized by continuing consolidation of key U.S. supermarket chains and a resulting slowdown in new store openings. In addition, sales from our Austral subsidiary declined after sales increases in the prior year associated with preparations for the Olympic games in Sydney.

Property.    Sales of property assets decreased by £3.3 million, to £16.6 million in Fiscal 2001 from £19.9 million in Fiscal 2000. Revenue on property sales is recognized only when land is sold.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £21.8 million, or 19.4%, to £90.8 million in Fiscal 2001 from £112.6 million in Fiscal 2000. The decrease reflected decreases in operating profit from continuing operations before goodwill amortization and exceptional items in our food service equipment and food retail equipment business and increased corporate costs, offset in part by increased profit from property sales.

Global Food Service Equipment.    The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items from our global food service equipment segment.

	Fiscal 2000		Fiscal 2001		Change
	(in millions, except percentages)
North America	£66.3	74.6%	£62.6	78.0%	£(3.7)	(5.6%)
Europe & Asia	22.6	25.4%	17.7	22.0%	(4.9)	(21.7%)

Total Global Food Service Equipment	£88.9	100.0%	£80.3	100.0%	£(8.6)	(9.7%)

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £8.6 million, or 9.7%, to £80.3 million in Fiscal 2001 from £88.9 million in Fiscal 2000.

Operating profit from continuing operations before goodwill amortization and exceptional items in North America decreased by £3.7 million, or 5.6%, to £62.6 million in Fiscal 2001 from £66.3 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from North America decreased to 12.6% in Fiscal 2001 from 13.6% in Fiscal 2000, primarily because fixed costs did not decline at the same rate as sales volumes. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately £9.6 million from Fiscal 2000, primarily due to sales volume decreases described above and inflationary cost increases that were partially offset by the benefit of costs savings achieved through the implementation of restructuring programs in the second half of Fiscal 2001. The decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales was partially offset by additional profits of approximately £2.0 million attributable to the acquisition of the Jackson business in the first quarter of Fiscal 2001, as well as the effects of favorable foreign exchange movements of approximately £3.9 million.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by £4.9 million, or 21.7%, to £17.7 million in Fiscal 2001 from £22.6 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from Europe and the rest of the world decreased to 9.5% in Fiscal 2001 from 12.7% in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately £6.3 million from Fiscal 2000, principally due to lower volumes and margins at our beverage businesses and losses at Scotsman Response Limited (approximately £1.3 million). Other factors contributing to the decline in operating profit from continuing operations before goodwill amortization and exceptional items included lower margins at our distribution companies in Canada and Europe due to the effects of the strong U.S. dollar on products imported from the United States. This was partially offset by cost savings achieved through the restructuring programs implemented in the second half of Fiscal 2001 as well as additional operating profits of approximately £1.4 million attributable to a full year of operations from Fiscal 2000 acquisitions, primarily the Merrychef business.

Food Retail Equipment.    Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £12.2 million, or 54.0%, to £10.4 million in Fiscal 2001 from £22.6 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from the food retail equipment segment decreased to 5.1% in Fiscal 2001 from 10.3% in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately £12.8 million from Fiscal 2000, primarily due to lower sales volumes and a relative increase in sales of lower margin products at Kysor//Warren and Austral. Increased competition created lower pricing for refrigerated display cases, which was offset by cost savings achieved through the restructuring programs implemented in the second half of Fiscal 2001. This decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales excludes the effects of approximately £0.6 million of favorable foreign exchange movements.

Property.    Operating profit increased by £0.6 million, or 7.1%, to £9.0 million in Fiscal 2001, from £8.4 million in Fiscal 2000.

Corporate Costs.    Corporate costs increased by £1.6 million, or 21.9%, to £8.9 million in Fiscal 2001 from £7.3 million in Fiscal 2000. This was primarily the result of higher personnel costs due to the implementation of our centralized management strategy as well as increased consultancy costs.

Goodwill Amortization

Goodwill amortization from continuing operations increased by £1.6 million to £23.0 million in Fiscal 2001 from £21.4 million in Fiscal 2000, due to the full year effect of acquisitions in Fiscal 2000 and the partial year impact of acquisitions in 2001. These charges do not affect our cash flows.

Operating Exceptional Items

We recognized exceptional operating costs from continuing operations of £167.5 million in Fiscal 2001. These charges consisted of a writedown of £100.0 million in the carrying value of goodwill associated with the Scotsman acquisition, which we reassessed following the recent downturn in the U.S. economy, restructuring costs of £33.1 million and £8.5 million of professional fees incurred in connection with a review of our strategic options. In addition, we recorded charges of £13.7 million relating to revisions of working capital provisions and exceptional warranty costs as well as £12.2 million related to the settlement of claims related to Bomar Resources Inc., a former indirect subsidiary of Enodis. See “Item 10. Additional Information—Material Contracts.”

Profit on Disposal of Businesses and Other Assets

Profit on disposal of businesses and other assets in Fiscal 2001 and Fiscal 2000 amounted to £23.5 million and £3.0 million, respectively. The amount in Fiscal 2001 relates to a £29.1 million gain recognized on the sale of our building and consumer products division in June 2001, partially offset by a loss of £5.6 million recognized on the sale of Scotsman Response in September 2001. The amount in Fiscal 2000 relates to the disposal of property fixed assets. The calculation of profit/(loss) on disposal of businesses includes provisions for customary sale and purchase warranties consistent with the size and nature of the business sold.

Net Interest Payable and Similar Charges

Net interest payable and similar charges increased by £4.4 million, or 11.7%, to £41.9 million in Fiscal 2001 from £37.5 million in Fiscal 2000. The increase was due primarily to the write-off of £5.8 million in remaining unamortized financing costs related to a previous financing facility, which was replaced with a new multi-currency facility in March 2001. Excluding this charge, interest expense declined by £1.4 million, reflecting lower average principal and interest rates, offset in part by adverse foreign exchange movements.

Tax on Profit/(Loss) on Ordinary Activities

Provision for income taxes increased by £9.4 million to £13.4 million in Fiscal 2001 from £4.0 million in Fiscal 2000. Despite reporting a loss in Fiscal 2001, we still incurred a current tax charge due to the effects of non-deductible items, such as goodwill amortization and impairment. Our effective current tax rate on profits before exceptional items and amortization remained constant in Fiscal 2001 compared to Fiscal 2000. Our effective current tax rate is significantly lower than the U.K. statutory rate and the U.S. federal statutory rate of 30% and 35%, respectively. This is due primarily to the benefit of net operating loss carry-forwards. At September 29, 2001, we had approximately £190.9 million, £85.0 million and £8.9 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively. The U.S. losses fully expire in stages through fiscal year 2010, and although it may take some time, we expect to utilize the losses fully before they expire. Losses in the U.K. and other territories do not expire.

Operating Profit from Discontinued Operations

Operating profit from discontinued operations for Fiscal 2001 and Fiscal 2000 was £9.1 million and 27.1 million, respectively, and relates to our building and consumer products division, which we sold in June 2001.

U.S. GAAP Reconciliation

Net loss under U.S. GAAP for Fiscal 2002 was £103.0 million, compared to a loss for the same period of £87.0 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill resulting from acquisitions completed before March 31, 1998 (£13.5 million), differences in the carrying value of goodwill on disposals resulting in an additional gain on the sale of subsidiaries (£18.0 million), as well as differences in accounting for deferred taxation resulting in additional charges (£16.5 million).

Net loss under U.S. GAAP for Fiscal 2001 was £113.7 million, compared to a loss for the same period of £120.7 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill resulting from acquisitions completed before March 31, 1998 (£16.6 million), differences in net asset values under U.S. GAAP which resulted in a reduced impairment charge (£9.8 million), and differences in accounting for deferred taxation resulting in reduced charges (£8.1 million).

U.S. GAAP also affects the accounting for the timing of the recognition of gains on sale/leaseback transactions, the timing of the recognition of restructuring expenses, and the accounting for pension related costs, derivative instruments, loss contingencies and share option plans. In addition, differences exist in the presentation of certain financial statement line items such as cost of goods sold, exceptional items, gain on sale of business and operating costs.

For a further explanation of the differences between U.K. GAAP and U.S. GAAP, please refer to Note 30 to our consolidated financial statements included in this report.

Liquidity and Capital Resources

During the past three years, our principal sources of funds have been cash flows generated from operations, dispositions of assets and bank borrowings. We incurred substantial debt to acquire Scotsman in 1999, but we generated approximately £98.6 million from the sale of businesses and other assets in Fiscal 2001 and £88.6 million in Fiscal 2002, which we utilized to reduce debt. Our net debt was reduced to £180.8 million at November 22, 2002 due to the sale of businesses, proceeds from our rights offering and positive cash flow. Net debt at September 28, 2002 was £186.1 million, compared to £365.9 million at September 29, 2001.

The syndication of the new senior secured credit facilities was completed on July 31, 2002. Since March 2002, we have repaid approximately $170 million of our borrowings, and the senior credit facility limit has been reduced accordingly. See “—Rights Offering and New Financing Arrangements” above.

On September 28, 2002, we had £72.7 million worth of cash and cash equivalents. In addition, as of that date, we had £42.7 million of borrowing availability under our new senior credit facility. Our cash and cash equivalents was £70.2 million on November 22, 2002, and as of that date, we had £42.7 million of borrowing availability under our new senior credit facility. Borrowing availability under our new senior credit facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility. For a discussion of the financial covenants at September 28, 2002, see “—Description of Credit and Debt Facilities.”

We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest, as well as for working capital, capital expenditures and other needs over the next twelve months.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
	(in millions)
Net cash inflow from operating activities before exceptional items	£160.5	£120.8	£100.0
Net cash outflow from operating exceptional items	—	(27.8)	(27.4)

Net cash inflow from operating activities	£160.5	£93.0	72.6

Capital expenditure and financial investment	£(23.3)	£(16.3)	(9.0)
Acquisitions and disposals	(48.2)	72.8	88.6

	£(71.5)	£56.5	79.6

Financing activities	£(13.8)	£(60.6)	(72.7)

Operating Activities

Net cash provided by operating activities before exceptional items decreased by £20.8 million to £100.0 million during Fiscal 2002 from £120.8 million during Fiscal 2001. The effect of £32.6 million lower operating profits (including £9.1 million operating profits in Fiscal 2001 from the sold Building & Consumer Products business) was partly offset by improved working capital management.

Net cash used for operating exceptional items was £27.4 million during Fiscal 2002 and £27.8 million during Fiscal 2001. The operating exceptional items during Fiscal 2002 principally comprised costs in relation to restructuring of £14.8 million, final payments in respect of the Bomar litigation of £5.1 million and costs of the Board’s review of strategic options of £3.5 million. The operating exceptional items in Fiscal 2001 comprised primarily of restructuring costs.

Capital Expenditure and Financial Investment and Acquisitions and Disposals

Net cash provided by these activities was £79.6 million during Fiscal 2002, compared to £56.5 million during Fiscal 2001, an increase of £23.1 million. This change was primarily the result of a decrease in cash expended for acquisition of businesses during Fiscal 2002 of £25.8 million, a decrease in cash received from the disposal of businesses during Fiscal 2002 of £10.0 million and a decrease in cash utilized for capital expenditure during Fiscal 2002 of £7.3 million.

Financing Activities

Net cash provided for financing activities was £72.7 million during Fiscal 2002, compared to £60.6 million during Fiscal 2001. For 2002 and 2001, the net outflow of cash used for financing activities has been to reduce indebtedness.

Capital Expenditures and Commitments

We made capital expenditures for equipment and construction of new facilities for continuing operations in the aggregate amount of £9.9 million, £19.3 million and £20.6 million in Fiscal 2002, 2001 and 2000, respectively. These capital expenditures were financed using a combination of cash flows from operations, borrowings under credit facilities and sale and leaseback arrangements. These included the construction of a new 135,000 square foot manufacturing facility in Shreveport, Louisiana for our Frymaster subsidiary and a 25,000 square foot facility in New Port Richey, Florida to house our technology center. The Frymaster facility was completed in November 1999, and the technology center was completed in March 1999. In June 2000, we completed a 17,000 square foot addition to the technology center, which is also our new principal office in the United States.

At September 28, 2002, we had £1.1 million in outstanding contracts to purchase fixed assets. We expect to fund these commitments using cash from operating activities.

Research and Development

Our policy is to expense research and development costs as they are incurred. Research and development expenditures for Fiscal 2002, 2001, and 2000 were £13.4 million, £13.8 million and £13.6 million, respectively.

Description of Credit and Debt Facilities

On February 20, 2002, our direct subsidiary, Enodis Holdings Limited, (“Holdings”), entered into a senior secured credit agreement with most of our significant subsidiaries as borrowers and/or as guarantors, Credit Suisse First Boston and The Royal Bank of Scotland plc as joint underwriters and arrangers and The Royal Bank of Scotland plc as issuing bank and as agent. The senior secured credit facilities are comprised of a $300 million 5-year amortizing term loan facility, a $70 million 6-year term loan facility and an $85 million 5 year revolving credit facility. The proceeds of the term loan facility were used to repay outstanding indebtedness under our prior credit facility. During Fiscal 2002, the $300 million term loan was reduced to $153.7 million as required by the facility. The revolving facility can be used to finance working capital requirements and for general corporate purposes. The facilities are secured by (i) fixed and floating charges over substantially all the assets of those guarantors incorporated in the U.K., the U.S., Germany and Canada and (ii) pledges over the shares of all the guarantors. Each of the guarantors unconditionally guarantees Holdings’ and each other guarantor’s obligations under the facilities. The facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, minimum ratios of EBITDA to senior interest costs, maximum ratios of total net debt to EBITDA, maximum ratios of total net senior debt to EBITDA and a minimum tangible net worth. The facilities also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens. Advances under the facilities bear interest at LIBOR or EURIBOR plus margins. On part of the term loans, these margins are adjusted based on our ratio of consolidated total net debt to consolidated EBITDA. A commitment fee based on the undrawn amount of the revolving facility commitment is payable quarterly in arrears. Mandatory prepayment in full is required if we experience a change in control or a disposal of substantially all of our assets. Mandatory partial repayments are required to be made out of proceeds from asset sales, other than in the ordinary course of business, and out of 75% of our surplus cash in any fiscal year as defined in the credit agreement. The facilities contain customary events of default, including failure to make payments under the facilities, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of £5 million, insolvency, bankruptcy or similar events, change of control and material adverse change.

For a description of our senior notes, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

We have also borrowed funds under several industrial revenue bonds, the majority of which bear interest at rates that are adjusted based on market movements and were between 1.9% and 6.1% during Fiscal 2002. At September 28, 2002 and September 29, 2001, respectively, an aggregate of £10.7 million and £11.3 million was outstanding under the industrial revenue bonds.

Dividend Policy

For the purposes of the new financing arrangements, we transferred substantially all of our subsidiaries and other assets previously held directly by Enodis plc to one of our subsidiaries, called Enodis Group Limited. The effect of these transfers, for accounting purposes, is the recognition of losses by Enodis plc. These losses do not have an impact on our consolidated results. However, as a result of the losses recognized on this transfer, Enodis plc, does not currently have sufficient distributable reserves to lawfully make dividend payments. In addition, our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of the new credit facilities and the senior notes. Consequently, no dividends will be paid for Fiscal 2003.

As and when our Board determines that it is financially prudent to resume dividend payments, we intend to take the steps necessary to enable us to increase our distributable reserves so that we are able to lawfully pay dividends. Any such action is likely to require the approval of our shareholders and court approval.

Critical Accounting Policies and Estimates

We believe there are several accounting policies under U.K. GAAP and U.S. GAAP that are critical to understanding our consolidated financial statements because these policies include significant estimates involving management’s judgment. To the extent that actual results differ from these estimates, or additional facts and circumstances cause us to revise these estimates in the future, adjustments would be charged to profit/(loss) in the period in which the determination was made. Our critical accounting policies and estimates are described below.

Deferred Taxation - Deferred taxation under U.K. GAAP is provided on timing differences that result in obligations at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities are recognized in full. Deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered. The recovery of deferred tax assets is dependent upon our ability to generate suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be realized, it may not be appropriate to recognize the related deferred tax assets at all. To the extent that we do not have suitable taxable profits in the future and are therefore unable to recover our recognized deferred tax assets, it could have a material effect on our profit/(loss).

Under U.S. GAAP, deferred tax assets and liabilities are recognized for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realized. To the extent that we are unable to recover these net deferred tax assets, it could have a material effect on our profit/(loss).

Litigation – Various lawsuits and claims arising in the ordinary course of business are pending against us. Under U.K. GAAP, we have recorded accruals for losses when we have a present obligation (legal or constructive) as a result of a past event, and it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under U.S. GAAP, estimated losses from contingencies are accrued only if it is probable that the contingency will occur and the amount of loss can be reasonably estimated. Under both U.K. GAAP and U.S. GAAP, our policy is to accrue for estimated legal costs associated with contingencies. These estimates have been developed in consultation with external counsel handling our defense in these matters. We believe that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate amounts accrued in respect of them. However, if the lawsuits and claims were ultimately determined in a manner adverse to us and in excess of established accruals, they could have a material effect on our profit/(loss) and cash flows.

Non-operational properties - We are subject to non-cancellable leases until up to 2017 on several properties that we no longer use (including four properties for which we assumed liability at the time of the sale of our former building and consumer products division). Under U.K. GAAP and U.S. GAAP, we recorded a provision equal to the amounts payable under these leases in excess of the estimated income from sub-letting these properties in the future. We determined the provision based on the remaining terms of and payments due under these leases as well as advice from external surveyors and realtors regarding the marketability of the properties and, therefore, the likely level of future sub-lease income from the properties. If we are unable to sub-lease these properties for the entire terms of the leases, it could have a material effect on our profit/(loss) and cash flows.

Warranty provisions - We estimate warranty provisions by reference to historic product failure rates, estimated unit cost of product repair and the contracted warranty period. Under U.K. GAAP and U.S. GAAP, we accrue for the estimated cost of warranty coverage and any returns at the time the sale is recorded. For new products, the warranty provision is typically calculated by reference to the historic failure rates and unit cost of production of similar products. Differences arise between the actual and estimated product warranty costs where unexpected product or component failures occur. If the actual warranty costs exceeded those estimated by us, this could have a material effect on our profit/(loss) and cash flows.

New Accounting Pronouncements

U.K. GAAP

Adopted Pronouncements.

In December 2000, the U.K. Accounting Standards Board, or “ASB”, issued FRS 19, “Deferred Tax,” which replaced SSAP No.15, “Accounting for Deferred Tax.” FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is considered more likely than not that the asset will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. We adopted the provisions of FRS 19 on September 30, 2001. Upon implementation of FRS 19, all prior period results were restated as though FRS 19 had been applied throughout the relevant period. Accordingly, results for Fiscal 2000 and Fiscal 2001 have been restated, recognizing a deferred tax asset of £31.7 million and £26.9 million, respectively, principally relating to timing differences on tax losses and warranty reserves. As of September 28, 2002, we have recognized a deferred tax asset of £25.3 million.

In December 2000, the ASB issued FRS 18, “Accounting Policies,” which sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. FRS 18 also defines accounting policies and estimation techniques used in implementing those policies. We adopted the provisions of FRS 18 during 2001, and as a result, we reassessed our accounting estimates for warranty provisions and have provided an additional £8.0 million during 2001.

Recent Pronouncements.

In November 2000, the ASB issued FRS 17, “Retirement Benefits,” relating to accounting for pension costs and other post-retirement benefits, which replaces SSAP No. 24, “Accounting for Pension Costs,” and Urgent Issues Task Force Abstract, or UITF, No. 6, “Accounting for post-retirement benefits other than pensions.” FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. We adopted the applicable disclosure provisions of FRS 17 during Fiscal 2001. The effects of the adoption of this standard on net assets has been disclosed in Note 26 to our consolidated financial statements included in this report, and the effects of adoption on the profit and loss account are not expected to be material.

U.S. GAAP

Adopted Pronouncements.

In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts (collectively referred to as embedded derivatives) and for hedging activities. The new standard requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted the provisions of these statements in October 2000. Upon the adoption of SFAS 133, we recorded a gain of £0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133. Subsequent to adoption, we have recorded a loss of £0.8 million and £4.0 million during Fiscal 2001 and Fiscal 2002, respectively, related to changes in the fair value of such derivative instruments.

In June 2000, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” SAB 101 provides the SEC staff’s views in applying generally accepted accounting principles to selected revenue recognition issues. We adopted the applicable provisions of SAB 101 during Fiscal 2001. The impact of adopting the provisions of SAB 101 was not material.

Recent Pronouncements.

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001, and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. We have had no business combinations subsequent to June 30, 2001.

SFAS 142 is effective for fiscal years beginning after December 15, 2001, for all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and an annual test for impairment. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are currently assessing but have not yet determined the impact of SFAS 142 on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We are currently assessing but have not yet determined the impact of SFAS 143 on our financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which serves to clarify and further define the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We are currently assessing but have not yet determined the impact of SFAS 144 on our financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change under SFAS 145 is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30” will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the statement related to the rescission of SFAS 4 is encouraged.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Disposal or Exit Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. This statement provides that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The adoption of SFAS 146 will not have an impact on previous results reported.

Item 6.  Directors, Senior Management and Employees

The following table sets forth information regarding our directors and executive officers as of the date of this report:

Name	Age	Title
Andrew J. Allner	48	Director and Chief Executive Officer
Robert E. Briggs	55	Director
Peter M. Brooks	55	Director and Chairman
Robert C. Eimers	54	Director and Executive Vice President, Global Human Resources
David S. McCulloch	55	Director and Chief Operating Officer
G. Eryl Morris	59	Director
Waldemar Schmidt	62	Director
W. David Wrench	56	Director and Chief Financial Officer

Andrew J. Allner, our Chief Executive Officer, was appointed to our Board in October 2000 as Chief Financial Officer. He was appointed CEO in November 2001, having led the executive team since the former CEO resigned in March 2001. From January 1998 to April 2000, he was Group Finance Director of Dalgety plc and then Chief Financial Officer and Senior Vice President of its successor company, PIC International Group plc, based in California. From 1996 to 1997, he was Group Finance Director of Nycomed Amersham plc (formerly known as Amersham International plc). Prior to that, from 1992 to 1996, he was Director of Financial Planning and Control at Guinness plc. Formerly, he was a partner at Price Waterhouse. Mr. Allner is also a non-executive director of Moss Bros. Group plc. Mr.

Allner’s term of service on the Board expires no later than January 2004.

Robert E. Briggs, a non-executive director based in the U.S., joined our Board in August 2000. He was appointed to our Audit Committee in January 2001. Mr. Briggs is currently the Senior Vice President and Chief Financial Officer of Kaiser Permanente Health Plan and Hospitals, Inc., having joined Kaiser in December 2001. Mr. Briggs was Senior Vice President and Chief Financial Officer of The Pillsbury Company from January 1998 until November 2001. From 1996 to 1997, Mr. Briggs was self-employed as a financial advisory consultant. Previously, Mr. Briggs held various senior positions with both Triarc and Pepsico including President, Arby’s International from 1993 to 1996 and Vice President and Chief Financial Officer of Kentucky Fried Chicken U.S.A. from 1992 to 1993. Mr. Briggs’ term of service on the Board expires no later than January 2004.

Peter M. Brooks is our Chairman, a non-executive position, and Chairman of our Nominations Committee. He also serves on our Audit and Remuneration Committees. Mr. Brooks joined our Board as a non-executive director in May 1998 and became our Chairman in January 2000. He was a consultant to Clifford Chance, LLP, where he acted as Chairman of European Corporate Coverage from June 1999 until May 2002. In January 1997, he became General Counsel of Deutsche Morgan Grenfell. From January 1998 to February 1999, Mr. Brooks was General Counsel to the Board of the Global Corporate and Institutions Division at Deutsche Bank Group. From 1992 to 1996, he was Head of Corporate Practice at Clifford Chance. Mr. Brooks is currently Chairman of Chesterton International plc and Chesterton Investment Services. Mr. Brooks’ term of service on the Board expires no later than January 2005.

Robert C. Eimers, was appointed as our Executive Vice President, Global Human Resources and a director in May 2002. Prior to that, he was our Vice President, Global Human Resources from July 2001 to May 2002. Prior to that, he was Vice President, Global Organization Development of APW, Ltd. a manufacturing services company, from January 2001 to July 2001. From November 1998 to November 1999, Mr. Eimers was Vice President, Human Resources at Scotsman Industries, Inc., and, after Scotsman’s 1999 acquisition by Welbilt, from November 1999 to December 2000, Vice President, Organization Development of Welbilt. From 1997 to November 1998, Mr. Eimers was Vice President of Medina & Thompson, Inc., a management consulting firm specializing in executive assessment and development. From 1995 to 1997, Mr. Eimers was Senior Vice President, Human Resources, of Service Merchandise. Mr. Eimers is also a director of One Source, a consulting firm. Mr. Eimers’ term of service on the Board expires on January 15, 2003. At our annual meeting of shareholders on January 15, 2003, he will be considered for election to the Board for a term of service on the Board that expires no later than January 2006.

David S. McCulloch is our Chief Operating Officer and a director, having joined us in 1987. Mr. McCulloch was appointed to the Board in November 2001 and became Chief Operating Officer in May 2002. He held the positions of President, Global Food Service Equipment from September 2001 to May 2002; President, Food Service Equipment—North America from March 2001 to September 2001; President of the Global Specifications Group from August 1998 to March 2001; President and CEO of the Garland Group from 1995 to August 1998; and President and CEO of Garland Canada from 1992 to 1995. Prior to joining Enodis, he spent 17 years in the residential appliance business with Camco Inc, a subsidiary of General Electric. Mr. McCulloch’s term of service on the Board expires no later than January 2005.

G. Eryl Morris is our Senior Independent Director, a non-executive position, and the Chairman of our Audit Committee. He also serves on our Remuneration Committee. Mr. Morris joined our Board as a non-executive director in July 1998. He is Chairman of Airinmar Group Limited, HPI Group Limited and Mill Digital Media Limited. From 1970 to August 1998, Mr. Morris was employed by Courtaulds plc, becoming a director in 1981 and Deputy Chief Executive in 1994. Mr. Morris’ term of service on the Board expires in January 2004.

Waldemar Schmidt, a non-executive director, joined our Board in April 2000. He also serves as Chairman of our Remuneration Committee and a member of our Nominations Committee. He was Chief Executive of ISS Group from 1995 and had been employed by ISS from 1973 until he left ISS in September 2000. Mr. Schmidt is Chairman of Superfos A/S, Tholstrup Cheese Holding A/S, Energi E2 A/S, Hempel’s Skibsfarve-Fabrik A/S, and Thrane & Thrane A/S. He is Deputy Chairman of F Group A/S and a director of Group 4 Falck A/S, Alfa Laval International AB, Ove Arkil Holding A/S and Viterra Energy Services AG. Mr. Schmidt’s term of service on the Board expires no later than January 2005.

W. David Wrench was appointed as our Chief Financial Officer and a director in May 2002. Prior to that, he was Chief Financial Officer of our Global Food Service Equipment Group from March 2001 to May 2002 and Chief Financial Officer, Global Operations from November 2001 to May 2002. Prior to that, he was Chief Financial Officer of the Specifications Group (Enodis), from February 2000 to March 2001. From 1997 to July 1999, he was Executive Vice-President and Chief Operating Officer of Jonview Canada Inc., an inbound tour operator. From 1993 to 1996, Mr. Wrench held various executive positions for Noma Industries Limited, including CFO and ultimately serving as President, Noma Consumer Products. Mr. Wrench is a member of the Financial Executives Institute. Mr. Wrench’s term of service on the Board expires on January 15, 2003. At our annual meeting of shareholders on January 15, 2003, he will be considered for election to the Board for a term of service on the Board that expires no later than January 2006.

Director Compensation

The compensation in Fiscal 2002 of each of our directors and executive officers who served during Fiscal 2002 is set forth below. For information regarding stock option plan and pension benefits, see “—Compensation Plans” and “—Share Options of Management” below.

Name	Salary	Fees	Bonuses(1)	Benefits(2)		Other		Total
Andrew J. Allner	£347,918	£—	£245,000	£115,550	(3)	£—		£708,468
Robert E. Briggs	—	27,500	—	—		—		27,500
Peter M. Brooks	—	118,333	—	—		—		118,333
Robert C. Eimers	57,700	—	136,548	2,969	(4)	—		197,217
David S. McCulloch	223,605	—	294,951	7,725	(4)	—		526,281
G. Eryl Morris	—	32,500	—	—		—		32,500
David W. Odum(5)	133,243	—	84,700	146,212	(5)	451,961	(5)	816,116
Andrew F. Roake(6)	121,304	—	—	4,677	(4)	278,859	(6)	404,840
Waldemar Schmidt	—	32,500	—	—		—		32,500
W. David Wrench	63,146	—	170,325	4,882	(4)	—		238,353

Total	£946,916	£210,833	£931,524	£282,015		730,820		£3,102,108

(1)	Bonuses are paid based on achievement of budgeted financial targets. Bonuses are not included in pensionable salary.

(2)	Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans discussed below.

(3)	Includes £93,937 in lieu of Company contribution to pension arrangements and a £13,333 car allowance.

(4)	Includes car allowances as follows: Mr. Eimers: £1,762, Mr. McCulloch: £6,877, Mr. Roake: £2,033, Mr. Wrench: £1,725.

(5)
Mr. Odum joined the Board on November 2, 2001 and resigned from the Board and left our employ as of May 31, 2002. He received £451,961 (plus benefits, including relocation and car allowance) in 26 installments in 2002.

(6)	Mr. Roake resigned from the Board and left our employ as of December 31, 2001. He received £278,859 (plus benefits) in 26 installments in 2002.

Compensation Plans

No more than 10% of our Ordinary Shares may be allotted under our employee option plans over a ten year period (or at any time), excluding options to purchase existing Ordinary Shares. We have the following Executive Share Option Schemes under which options to acquire Ordinary Shares have been granted to executives and key employees:

•	a 2001 Executive Share Option Scheme, approved on January 16, 2001, which may use either new or existing shares;

•	a 1995 Executive Share Option Scheme, which used new shares;

•	a 1993 Executive Share Option Scheme, which used shares purchased by an independently managed share trust and was established in 1994; and

•	a 1984 Executive Share Option Scheme, which used new shares.

No further options will be granted under the 1995, 1993 and 1984 Schemes.

These Executive Share Option Schemes each have a part approved by the U.K. Inland Revenue and an unapproved part. Gross gains on exercise of Inland Revenue approved options are normally subject to U.K. capital gains tax on disposal of the shares acquired. Gross gains on exercise of unapproved options are subject to U.K. income tax. The exercise price of options granted under these Schemes must be not less than the market price of an ordinary share shortly before the time of grant. With respect to the 1993 Scheme, 1,269,341 ordinary shares are currently held in the trust. We finance the trust by way of an interest free loan in the net amount of £2.1 million. The trustees have waived the right to receive dividends on all shares held.

Under all of the above plans, options to purchase an aggregate of 15.7 million ordinary shares were outstanding on December 5, 2002. Of these, options to purchase 2.3 million shares were exercisable on December 5, 2002. Options may not normally be exercised until the third anniversary of the date of grant and may be subject to performance conditions.

The performance condition set by the Remuneration Committee for the options granted during Fiscal 2000 was that, under normal circumstances, options would be exercisable only if the increase in our adjusted earnings per share had exceeded the growth in the U.K. Retail Price Index by an average of at least 3% annually over a three year period.

Under the 2001 Scheme, the value of shares under options that an executive may receive in any year may not normally exceed twice his or her basic salary. Mr. Allner, however, received a greater amount of options reflecting the increase in his responsibilities and exceptional circumstances. The initial options that were granted under this plan in 2001 and those granted on March 21, 2002 at an exercise price of £1.47 per Ordinary Share are exercisable in full only if our total shareholder return (“TSR”) over at least three years is ranked in the top quartile compared, as to half the options, to U.K. companies in the FTSE Mid 250 Index and, as to the other half of the options, to a select group of other companies with similar businesses. If our TSR is between the median and the top quartile compared to these two groups, the number of options exercisable will be reduced proportionately between a maximum of 50% and a minimum of 17.5% for each half of the options. If our TSR is equal to or less than the median compared to either group, that half of the options will not be exercisable. In addition, no options will be exercisable unless the growth in our earnings per share exceeds the rate of inflation.

For grants of options beginning on March 21, 2002 at an exercise price of 85.5 pence, the performance conditions have been simplified: our TSR will no longer be compared with the select group of companies with similar businesses, and for options in any financial year of a value up to and including one times annual salary, all options will be exercisable if our TSR exceeds the median compared with the U.K. companies in the FTSE mid 250 Index. Options awarded in excess of one times annual salary in any year will be exercisable as to 35% if our TSR is greater than that of the median ranked company in that index, and exercisable in full if our TSR is as great as that of the top quartile ranked company, with pro-rata exercisability between these two points.

In addition, our shareholders have authorized three other employee share plans under which executives and others may purchase our ordinary shares: the 2002 Sharesave Scheme, the Share Matching Scheme and the Employee Stock Purchase Plan. Although our shareholders have authorized them, we have not implemented these plans, and we do not currently intend to implement them in the future. In addition, although we cannot in the future grant any further options under our 1992 Sharesave Scheme, options granted under that plan remain outstanding.

Executive directors residing in the U.K. are also eligible to join a tax-approved defined-benefits plan that is part of our Berisford (1948) Pension Scheme. The plan is non-contributory and provides for a pension of up to two-thirds of final salary up to the Inland Revenue earnings cap at normal retirement age of 60 after 20 years’ service. Funded Unapproved Retirement Benefits Schemes are available to provide additional retirement and death benefits for the U.K. executive directors. These are money-purchase arrangements. For U.K. executive directors, we would contribute 30% of pensionable salary in excess of the Inland Revenue earnings cap and pay additional life assurance premiums and all expenses incurred in administering the arrangements. No directors are currently participating in this plan.

Executive directors are provided with a fully expensed company car (or allowance in lieu thereof), medical insurance, disability insurance and other benefits similar to those provided by other public companies of our size. See “Item 10. Additional Information—Material Contracts” for a description of the executive directors’ employment agreements, including benefits upon termination of employment.

Share Options of Management

The following table describes the options to acquire Ordinary Shares granted to our directors under our Executive Share Option Schemes and held by them at September 28, 2002, or their resignation date if earlier. The option grants prior to March 21, 2002 described in the table have been adjusted in respect of our rights offering completed in April 2002. The exercise prices have been rounded to the nearest 0.1p.

Directors	Date of grant	Number of options granted		Exercise price	Earliest date exercisable(2)	Expiration date(2)
Andrew J. Allner	03/21/02	1,481,977	(1)	85.5p	03/21/05	03/21/12
	03/21/02	334,332		147.0p	03/21/05	03/21/12
Robert C. Eimers	07/03/00	24,699		260.7p	07/03/03	07/02/10
	03/21/02	102,013		85.5p	03/21/05	03/21/12
David S. McCulloch	07/01/97	49,399		116.6p	07/01/00	06/30/07
	07/28/99	43,223		212.8p	07/28/02	07/27/09
	09/10/01	444,063		81.8p	09/10/04	09/09/11
	03/21/02	302,401		85.5p	03/21/05	03/21/12
	03/21/02	271,218		147.0p	03/21/05	03/21/12
David W. Odum (resigned May 31, 2001)	—	—		—	—	—

Andrew F. Roake	11/28/97	314,684	151.8p	12/31/01	02/03/04
(resigned December 31, 2001)	11/17/98	170,384	145.8p	12/31/01	02/03/04
	11/24/99	111,393	254.3p	12/31/01	02/03/04
	07/03/00	95,884	260.7p	12/31/01	02/03/04
W. David Wrench	07/03/00	37,049	260.7p	07/03/03	07/02/10
	01/22/01	61,469	146.6p	01/22/04	01/21/11
	03/21/02	194,551	85.5p	03/21/05	03/21/12

(1)	Upon exercise of options covering 469,829 of these shares, Mr. Allner is entitled to receive at the time of exercise the sum of £51,681.

(2)	Subject to the achievement of performance conditions.

Directors’ Pension Information

We paid the sums of £731; £24,854; £18,371; and £1,263 in Fiscal 2002 to unapproved money purchase arrangements for the benefit of Messrs. Roake, Odum, McCulloch and Wrench, respectively. The total amount set aside or accrued for all employees and directors for pension benefits was £8.0 million. See Note 26 to our consolidated financial statements included in this report. Mr. Allner receives a supplement of 27% of his base salary in lieu of his membership in any of our pension arrangements.

Board Practices

Terms of Office

Non-executive directors are appointed by the Board for an initial term of five years, but the directors’ appointments are subject to approval by shareholders at the first opportunity after their appointment, and to re-election thereafter by our shareholders at least every three years in accordance with our Articles of Association. The period during which each director has served and the date of expiration of his term are shown above under the heading “Board of Directors.”

Committees of the Board

The Nominations Committee undertakes the search process and recommends candidates to the Board as necessary. The committee’s chairman is Mr. Brooks, who serves together with Messrs. Schmidt and Allner.

The Audit Committee monitors accounting policies and financial reporting, receives reports from the internal audit function and reviews the quarterly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors and keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to Enodis by its auditors. The committee’s chairman is Mr. Morris, who serves together with Messrs. Brooks and Briggs. The Audit Committee must be comprised solely of non-executive directors and consist of not less than three members. The Audit Committee met four times in Fiscal 2002 and plans to meet not less than four times in each subsequent year.

The Remuneration Committee reviews and advises upon the remuneration and benefits packages of the executive directors, and it reports to the full Board. The fees of the non-executive directors are determined by the full Board. The committee is advised and assisted as required by external consultants and the Executive Vice President, Global Human Resources. The committee’s chairman is Mr. Schmidt, who serves together with Messrs. Brooks and Morris.

The Remuneration Committee’s policy is to offer executives a compensation package designed to enable Enodis to recruit and retain executives of the caliber needed to achieve our goal of becoming the clear worldwide leader in food service equipment. The Committee has established a company-wide compensation framework governed by seven principles, that executive compensation should:

•	be determined by reference to external markets;

•	be seen throughout the business to be fair and equitable;

•	be based on total compensation;

•	be supportive of key business strategies;

•	be affordable;

•	be aligned with shareholder value; and

•	be understandable.

The compensation arrangements for the executive Directors consist of:

•
Base Salary.    Base salaries are determined by reference to those of similar positions in international businesses of broadly comparable size and structure, taking account of turnover, market value, business sector, number of employees and international involvement. Independent consultants are used to provide comparative information for the Remuneration Committee;

•
Annual bonus.    Annual cash bonuses are based on performance targets. The principal measures for senior executives for Fiscal 2002 were operating profit and cash flow. The Remuneration Committee approved certain other incentive arrangements for executive Directors during the year in recognition of the particular circumstances prevailing during the period. These were primarily focused upon cash generation and net debt reduction, as well as personal objectives relating to implementation of strategically important initiatives. The Remuneration Committee may add other corporate or job-related measures as it considers appropriate.

•
Long term incentives.    These elements of compensation, including executive and employee option and share purchase plans are described above under “—Compensation Plans” above and “Item 10. Additional Information—Material Contracts—Employment Agreements.

Our business is managed by an Executive Committee, which is currently composed of: Andrew Allner, David McCulloch, David Wrench and Robert Eimers. The Executive Committee meets in person or by telephone conference call several times each month.

Employees

At the end of Fiscal 2000, 2001 and 2002, respectively, we had the following number of employees:

	September 30, 2000	September 29, 2001	September 28, 2002
Food Service Equipment
North America	3,742	3,685	3,744
Europe & Asia	1,738	1,588	1,521
Food Retail Equipment	1,675	1,301	993
Other Employees (includes businesses sold)	4,079	1,293	61

Total	11,234	7,867	6,319

As a result of the disposition of our business and consumer products division in July 2001, our workforce decreased by approximately 2,400 employees. As a result of the disposition of several smaller businesses in Fiscal 2001 and 2002, our workforce decreased by approximately 1,600 employees. Also, as part of our cost reduction initiatives during Fiscal 2001 and Fiscal 2002, our workforce in our continuing businesses decreased by approximately 900 employees. About 1,200 of our employees in North America belong to unions or are covered by collective bargaining agreements. None of our subsidiaries has suffered a material work stoppage or strike under our ownership, and we believe relations with our employees and their unions are generally satisfactory.

Share Ownership of Management

As of December 5, 2002 (or earlier resignation), our directors and executive officers owned our ordinary shares and ADSs as set forth below. The options to purchase ordinary shares held by these persons are not included in the figures set forth in the table below. See “—Share Options of Management” above.

	Shares	ADSs	Percent of class
Andrew J. Allner	27,200	0	*
Robert E. Briggs	0	2,000	*
Peter M. Brooks	43,500	0	*
Robert C. Eimers	0	0	0
David S. McCulloch	67,000	0	*
G. Eryl Morris	32,000	0	*
David W. Odum (resigned May 31, 2001)	0	0	0
Andrew F. Roake (resigned December 31, 2001)	100,000	10,000	*
Waldemar Schmidt	13,680	0	*
W. David Wrench	0	0	0

*Less than 1%.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The number of our ordinary shares outstanding at November 30, 2002, was 400,465,587, held by 7,104 holders of record. 399,978,290 of the ordinary shares, or 99.87%, are held by residents of the U.K., and 18 holders of record, with 169,575 ordinary shares, in the U.S. In addition, there were five record holders of our ADSs, holding 242,484 ADSs (representing 969,936 ordinary shares), each residing in the U.S. We believe, based on notices provided to us, that, as of November 30, 2002, the following persons beneficially hold 3% or more of our outstanding ordinary share capital:

	Shares	Percent of Class
Harris Associates L.P.(1)	47,000,160	11.73%
Putnam Investment Management LLC	27,576,200	6.88%
Deutsche Bank AG	19,842,434	4.95%
Arnhold & Bleichroeder Holdings Inc.	17,927,000	4.47%
Aviva plc	15,440,816	3.85%
Legal & General Investment Mgmt Ltd.	12,074,846	3.01%
Barclays plc.	12,072,874	3.01%

(1)    Total number of shares in accounts under management, the largest of which is Oakmark International Fund (with 33,585,320 shares).

Each of these holders has increased its ownership of our ordinary shares during the past three years. In addition, several entities that had held more than 3% (but none held more than 10%) of our outstanding ordinary shares during the last three years now hold less than 3% of our outstanding ordinary shares. None of these holders has different voting rights from other holders of ordinary shares. To our knowledge, we are not controlled, directly or indirectly, by any corporation, foreign government or any other natural or legal person or group of persons.

Related Party Transactions

None, except for intercompany loan guarantees, as described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities.”

Item 8.    Financial Information

Financial Statements

Please refer to Item 18 in this report.

Legal Proceedings

Consolidated-related lawsuits

Our subsidiary, Enodis Corporation, and one of its subsidiaries have been named in a number of lawsuits pending in Texas, California and Indiana in which the plaintiffs seek to hold Enodis Corporation liable, as the “alter ego” of its former subsidiary, Consolidated Industries Corp., for the debts and other liabilities of Consolidated. Consolidated designed and manufactured home furnaces that the plaintiffs allege were defective. Enodis Corporation sold the stock of Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. The plaintiffs in these actions include Daniel L. Freeland, in his capacity as trustee of the bankruptcy estate of Consolidated; Amana, LLC; Bard Manufacturing Company; KB Home; Shapell Industries, Inc.; and Shea. In addition to the alter ego claim, Freeland asserts a variety of bankruptcy and equitable claims seeking to recover up to $30 million paid by Consolidated to Enodis Corporation between 1988 and 1998 and an additional $30 million representing the principal amount of a promissory note issued by Consolidated to Enodis that was never paid but which was contributed in full back to the capital of Consolidated.

The action brought by Bard and Amana is scheduled for mediation in December 2002 and for trial in April of 2003. The actions by the Trustee are scheduled for two trials, one to commence in January 2003 and the other in February 2003. The parties recently filed cross motions for summary judgment on the claims to be tried in January 2003. We have thoroughly investigated all these claims and believe that the claims based on the alter ego theory, as well as the trustee’s bankruptcy and equitable claims, are without merit. We are therefore defending them vigorously.

Consolidated is a defendant in a certified class action in California state court, which claims that 153,000 furnaces manufactured by Consolidated were defective. Consolidated is also a defendant in a putative class action pending in Indiana state court in which the plaintiffs seek damages by reason of Consolidated’s design and manufacture of another 717,000 allegedly defective home furnaces. The Indiana plaintiffs have until January 24, 2003 to move to certify the class. Enodis Corporation is not a party to these class actions but has an interest in their outcome due to the alter ego claims.

On February 21, 2002, Consolidated entered into a stipulation of settlement of the California class action. The terms of the settlement were approved by the California state court after class members received notice of the proposed settlement and an opportunity to object to it. A notice of appeal was filed but has been dismissed, so that the court’s approval of the settlement has become final. The settlement remains subject to termination by the settlement class or by Consolidated for specified grounds through January 2003. Consolidated’s obligations under the settlement would be funded by Enodis and some of its insurance carriers. Approximately 63% of Enodis’ contribution has already been paid. If the settlement is implemented, the previous exposure of Consolidated of up to $600 million in respect of these furnaces would be substantially eliminated so that our only remaining exposure from this class action would be our remaining settlement contribution and any exposure to persons or entities who opt out of the settlement. The principal parties who have opted out are discussed below. We cannot promise you that the settlement will be implemented.

Two housing developers, Shea and Shapell, have “opted out” of the California class action settlement. Their lawsuits against Consolidated have been settled in principle, subject to negotiation of mutually acceptable settlement agreements, which will provide that Shea and Shappell will move to join the settlement of the California class action, will each receive benefits as a class member and may be paid additional amounts which will be funded by us and some of our insurance carriers. We cannot promise you that this settlement will be implemented.

Another California plaintiff, KB Home, has also “opted out” of the California class action settlement. KB Home has been unsuccessful in joining Enodis as a party to its lawsuit against Consolidated. KB Home continues to pursue its claims against Consolidated, and Consolidated is being defended by our insurers under a reservation of rights.

The issue of whether Consolidated or Enodis Corporation has insurance coverage for some or all of these contingent liabilities is the subject of reservation of rights by a number of insurance carriers and is the subject of litigation. In addition, one of Enodis Corporation’s insurers, Employers’ Insurance of Wausau, defended Consolidated in the California class action and certain other claims asserted against Consolidated under a reservation of rights. Wausau has drawn $500,000 under a letter of credit posted by us and notified us that it is seeking reimbursement of an additional $3 million in defense costs and amounts it paid in settlement of claims against Consolidated. We are investigating this claim but we believe we have meritorious defenses.

During fiscal 2002, the putative class action brought against us by Janet Pearce on behalf of a class of homeowners having furnaces manufactured by Consolidated was withdrawn, without prejudice, and the action brought by the Trane Company against us was settled. We have described the details of these actions in previous SEC filings.

We have accrued in our financial statements an amount in respect of our estimate of the cost of defending all these claims and the outcome of the defense or settlement of all these claims. Based upon our current assessments of these lawsuits and claims, we believe that the defense and the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued for them. Therefore, we believe that the defense and resolution of these lawsuits will not have a material effect on our financial condition, liquidity or results of operations. However, the damages alleged in the lawsuits substantially exceed the estimate of, and accruals for, the potential exposure. We have notified our insurance carriers of these claims, and they have reserved their rights regarding them while at the same time cooperating with us in attempts to resolve them. The extent, if any, to which the potential liabilities would be covered by insurance is therefore unclear. Accordingly, if the dispositions of these lawsuits are ultimately adverse to us and are not the subject of insurance coverage, the outcomes could have a material adverse effect on our financial condition, liquidity and results of operations.

Other Litigation

Our subsidiaries are routinely defendants in litigation regarding product liability claims. This litigation is generally covered by insurance.

Dividend Policy

We did not pay a dividend in Fiscal 2002. As required by our new financing arrangements, substantially all of the subsidiaries and other assets previously held by Enodis plc have been transferred to a subsidiary. The effect of these transfers, for accounting purposes, is the recognition of losses by Enodis plc that do not have an impact on our consolidated results. However, as a result of the losses recognized on this transfer, we do not currently have sufficient distributable reserves to lawfully make dividend payments.

As and when our Board determines that it is financially prudent to resume dividend payments, we intend to take the steps necessary to enable us to increase our distributable reserves so that we are able to lawfully pay dividends. Any such action is likely to require the approval of our shareholders and court approval. In addition, our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of the new credit facilities and our senior notes.

Item 9.    The Offer and Listing

Our American Depositary Shares (“ADSs”) are traded on the NYSE under the ticker symbol “ENO.” Our ordinary shares are listed on the Official List of the London Stock Exchange. Each ADS represents four ordinary shares. The ADSs have been listed on the NYSE since July 12, 2000 and have been thinly traded. We cannot promise that, even if an active trading market does develop, the price of the ADSs will be proportional to the price of the ordinary shares on the London Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing middle-market prices of our ordinary shares on the Daily Official List of the London Stock Exchange and of our ADSs on the NYSE.

	Ordinary Shares (in pence)		ADSs (in dollars)
	High	Low	High	Low
Fiscal Year Ended
September 26, 1998	260.0	161.5	n/a	n/a
October 2, 1999	327.0	155.0	n/a	n/a
September 30, 2000	356.5	186.0	19.31	11.25
September 29, 2001	245.5	71.5	14.50	3.90
September 28, 2002	98.0	44.5	6.78	2.65

Fiscal Year Ending September 29, 2001
First Quarter	245.5	196.5	14.00	11.37
Second Quarter	242.5	101.0	14.50	6.09
Third Quarter	143.5	89.0	8.40	5.40
Fourth Quarter	143.5	71.5	8.50	3.90

Fiscal Year Ending September 28, 2002
First Quarter	82.6	48.6	5.60	3.60
Second Quarter	91.1	65.6	6.30	4.80
Third Quarter	98.0	77.5	6.78	4.60
Fourth Quarter	79.5	44.5	5.02	2.65

Calendar Month
June 2002	93.0	77.5	5.31	4.60
July 2002	79.5	55.0	5.02	3.70
August 2002	60.5	44.5	3.81	2.55
September 2002	62.5	45.5	3.65	3.35
October 2002	57.0	46.0	3.50	2.80
November 2002	63.5	45.5	3.60	2.98

The closing price of the ordinary shares on December 5, 2002 was 59.5 pence, and the closing price of the ADSs on that date was $3.60.

Item 10. Additional Information

Memorandum and Articles of Association

Enodis is registered as Company No. 109849 with The Registrar of Companies for England and Wales. Our objects and purposes are to carry on, directly or indirectly, any trade or business whatsoever, whether manufacturing or otherwise, which may seem, in the opinion of the Board of Directors, to be capable of being conveniently or advantageously carried on by us. Our objects and purposes can be found, and are more particularly described, in clauses 4(A) through 4(D) of our Memorandum of Association, which has been filed as an exhibit to this report.

Directors

A director generally may not vote upon any proposal, arrangement or contract before the Board in which he or she has a material interest. A director is not counted towards the quorum with respect to a Board resolution on which he or she may not vote. Executive directors are not permitted to receive fees for serving as a director. The Board determines director fees for the non-executive directors, which fees shall not exceed £300,000 per year in the aggregate or a larger amount that the shareholders may approve by ordinary resolution. Our Board exercises our borrowing powers, except that the shareholders, by ordinary resolution, must approve all borrowings in excess of three times the aggregate of the amount, calculated as of the date of our latest consolidated balance sheet, as adjusted:

•	paid on our issued share capital;

•	standing to the credit of our consolidated capital and revenue reserves; and

•	standing to the credit of our consolidated profit and loss account.

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

Dividends.    The ordinary shares confer upon their holders the right to receive dividends when declared. Dividends on ordinary shares are recommended by the Board and declared by the shareholders by way of ordinary resolution. In addition, the Board may declare and pay interim dividends. No larger dividend may be declared than is recommended by the Board, but the shareholders may declare a smaller dividend. The Board may fix a date as the record date by reference to which a shareholder will be entitled to receive a dividend on the ordinary shares and a payment date by reference to which the dividend will be paid. Any dividend on the ordinary shares unclaimed for a period of 12 years from the date it was declared or became due for payment shall be forfeited and shall revert to us. Dividends on our ordinary shares do not bear interest.

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

Voting Rights and Shareholders Meetings.    Under English law, there are two types of general meetings of shareholders, annual general meetings and extraordinary general meetings. The annual general meeting must be held, each calendar year, not more than 15 months from the previous annual general meeting. At the annual general meeting, matters such as the retirement and election of directors, re-appointment of auditors and the fixing of their compensation, approval of the annual accounts and the directors’ report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting. All of our shareholders are entitled to attend all of our general meetings.

The directors may convene an extraordinary general meeting, and they must convene one if demanded by holders of not less than 10% of the paid-up voting share capital. An annual general meeting, and an extraordinary general meeting called to pass a special resolution, must be called upon at least 21 days’ notice. Any other extraordinary general meeting must be called upon at least 14 days’ notice. Where a special or extraordinary resolution is to be considered, the notice must specify the intention to propose the special or extraordinary resolution, as the case may be, and must quote the proposed resolution in full. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

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

Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares present in person shall have one vote on a show of hands, and on a poll, every holder present in person or by proxy shall have one vote for every ordinary share held. A poll with respect to any resolution can be demanded by:

•	the Chairman of the meeting;

•	not less than three shareholders present in person or by proxy and having the right to vote on the resolution;

•	a holder or holders present in person or proxy representing not less than 10% of the total voting rights with respect to the resolution; or

•
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

Notification of Interest in Shares.    Section 198 of the Companies Act 1985 generally obliges a person who acquires an interest of 3% or more in our ordinary shares to notify us of that interest within two days following the day on which the obligation to notify arises. ADS holders are subject to Section 198. After the 3% level is reached, further notice must be given each time that the interest increases or decreases through a whole percentage figure, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means direct and indirect interests, including shares held by the person’s spouse or child, a corporate body that the person can direct or where the person controls one third or more of the voting power, or another party where the person and that other party acquire shares under a “concert party” agreement. A “concert party” agreement provides for one or more parties to acquire shares and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of those shares. We are required by rules of the London Stock Exchange to disclose the name and the number and percentage of shares of each such 3% holder in our annual report and accounts.

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

Issuance of Additional Shares.    Subject to the provisions of the Companies Act 1985, our Articles of Association and any relevant shareholders’ resolution, the Board may issue, grant options over or otherwise deal with or dispose of authorized but unissued shares to any persons and on any terms as they deem appropriate. By virtue of Section 80 of that Act, however, the Board may not, subject to limited exceptions in respect of employee share plans, exercise any power to issue shares or derivative securities unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On January 16, 2002, our shareholders passed an ordinary resolution authorizing our directors, under Section 80, to issue shares up to a nominal amount of £41.6 million, not including shares underlying options granted under our option plans, for a period of five years.

Our share capital may be increased, consolidated and divided into shares of larger amounts than the ordinary shares, sub-divided into shares of smaller amounts than the ordinary shares, and unissued ordinary shares may be canceled, in each case, by an ordinary resolution of shareholders in a general meeting. Our issued share capital may be reduced by special resolution of shareholders in a general meeting. Alternately, we may, with the prior approval of a special resolution of shareholders at a general meeting, purchase our own shares. In each case, our authorized shares must not fall below the minimum number required for public companies. On January 16, 2002, our shareholders passed a special resolution authorizing the repurchase of up to 25 million of our ordinary shares.

Pre-emptive Rights.    If shares are to be issued for cash, Section 89 of the Companies Act 1985 requires, subject to limited exceptions in respect of employee share plans, that the shares first be offered to existing holders in proportion to their holdings. However, Section 95 of the Companies Act of 1985 provides that the shareholders of a company may by special resolution give power to its board to issue shares, in respect of which there is existing Section 80 authority, as if Section 89 did not apply. On January 16, 2002, our shareholders approved a special resolution authorizing the issue of shares, without first offering them to existing holders, up to an aggregate nominal amount of £6.25 million, which authority will expire at the conclusion of the next annual general meeting or, if earlier, 15 months from the approval of the resolution.

Amendment of Articles of Association.    The Articles may be amended at any time by a special resolution of shareholders.

Indemnification of Directors and Company Officers.    Our directors and Secretary are entitled to indemnification from us against costs, losses and liabilities incurred by them in the proper exercise of their duties.

Material Contracts

Acquisitions and Dispositions

On April 20, 2001, we entered into an agreement to sell our building and consumer products division to a subsidiary of Nobia for consideration of £134 million, including a vendor loan of £20 million (which has been fully paid), together with warrants to acquire shares in Nobia. The consideration was later adjusted downwards by £2.1 million under an agreement dated December 17, 2001. The agreement contains warranties and indemnities from us. In particular, we gave an indemnity to the purchaser for environmental matters up to an aggregate cap of £3 million until June 14, 2004, together with an indemnity for previously unidentified environmental matters up to an aggregate cap of £2 million until June 14, 2007. There is also a customary tax deed of indemnity given by us in favor of the purchaser, for any tax liabilities that may have been incurred by the building and consumer products division on or before September 30, 2000, which expires on June 14, 2008. All claims for breach of warranty must be made before June 14, 2003.

Finance Agreements

On February 20, 2002, our direct subsidiary, Enodis Holdings Limited (“Holdings”), entered into a senior secured credit agreement with most of our significant subsidiaries as borrowers and/or as guarantors (the “guarantors”), Credit Suisse First Boston and The Royal Bank of Scotland plc as arrangers and The Royal Bank of Scotland plc, as issuing bank and agent. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities.”

On February 20, 2002, we entered into an underwriting agreement in connection with the rights offering with Credit Suisse First Boston (Europe) Limited as sponsor and Credit Suisse First Boston Equities Limited as underwriter. The agreement contains warranties and indemnities from us. In particular, we agree to indemnify the underwriter and sponsor (and their group undertakings, directors, officers and employees) against all liabilities in connection with our stock exchange listings and the 2002 rights offering (unless due to the indemnitee’s negligence, for example). The rights offering was completed on April 9, 2002. In consideration of its agreement to, among other things, underwrite the rights offering, we paid Credit Suisse First Boston Equities Limited a commission of £2.25 million, and the aggregate fees and costs of the offering were £4.8 million, including the commission.

The Indenture between Enodis plc and The Bank of New York, a New York banking corporation, acting through its London branch, as Trustee, dated March 26, 2002, relates to our £100 million of 10-3/8% Senior Subordinated Notes due 2012. This indenture is described under “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Employment Agreements

We have an employment agreement with Andrew Allner dated February 14, 2002, which has been amended by two letter agreements, all dated February 14, 2002. Mr. Allner is entitled to a base salary at the rate of £350,000 per annum and benefits, including participation in the discretionary bonus scheme, the senior executive benefit plans and the share option plans, life insurance coverage which provides for a death benefit of four times Mr. Allner’s salary and family medical and disability insurance, a car allowance in lieu of the use of a company car and 26 weeks of salary in the event of disability as well as retention on the payroll for the purpose of receiving any prolonged disability benefits which may be payable and for the purposes of the pension plans. Mr. Allner also receives 27% of base salary as

“additional salary” in lieu of membership in the Defined Benefit Pension Plan and in lieu of a contribution to the Defined Contribution Pension Plan.

We may terminate Mr. Allner’s employment on 12 months’ notice. If the termination is without cause or if Mr. Allner resigns within 12 months after a change of control, Mr. Allner is entitled to a payment equal to (a) 95% of his annual base salary, (b) 95% of his additional salary, (c) 95% of annual on target bonus (only if termination occurs before May 31, 2003 or on change of control) in addition to any pro rated bonus entitlement up to the date of termination of employment, (d) one year’s car allowance, (e) continuation of medical and life assurance for one year, and (f) outplacement counseling. Mr. Allner may terminate his employment upon three months’ notice. The agreement also provides for one year post-employment restrictive covenants.

We have an employment agreement with David McCulloch dated as of October 1, 2001. Mr. McCulloch is entitled to a base salary at the rate of $357,500 per annum. In addition, Mr. McCulloch participates in the discretionary bonus scheme, the share option plans and bonus plans generally provided to other senior executives. If we were to terminate Mr. McCulloch’s employment for cause, Mr. McCulloch would be entitled only to earned but unpaid salary, benefits and unreimbursed expenses. If the termination is without cause and takes place on or before March 31, 2003, Mr. McCulloch would be entitled to installment payments equal to 24 months’ base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. In the event of a termination without cause after March 31, 2003, Mr. McCulloch would be entitled to 12 months’ base salary. In the event of a termination without cause or if Mr. McCulloch resigns for good reason within one year following a change of control, Mr. McCulloch would be entitled to a payment equal to his base salary for 24 months from the date of termination and his full target bonus for the year, pro-rata to the date of termination, plus a lump sum payment equal to 24 months’ full target bonus. If Mr. McCulloch terminates the agreement for good reason, other than a change of control he would be entitled to installment payments equal to 24 months’ base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. The agreement also provides for one year post-employment restrictive covenants.

We have employment letters with David Wrench dated as of March 30, 2001 and July 29, 2002, which provide that Mr. Wrench is entitled to a base salary at the rate of $270,000 per annum. In addition, Mr. Wrench participates in our discretionary bonus scheme, our share option plans, and bonus plans generally provided to our other senior executives.

If we were to terminate Mr. Wrench’s employment for cause, Mr. Wrench would be entitled only to earned but unpaid salary, benefits and unreimbursed expenses. If the termination is without cause Mr. Wrench would be entitled to installment payments equal to twelve months of his base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination in accordance with our severance policy.

We have an employment agreement with Robert Eimers dated as of July 1, 2002. Mr. Eimers is entitled to a base salary at the rate of $225,000 per annum. In addition, Mr. Eimers participates in our discretionary bonus scheme, our share option plans, and bonus plans generally provided to our other senior executives.

If we were to terminate Mr. Eimers’ employment for cause, Mr. Eimers would be entitled only to earned but unpaid salary, benefits and unreimbursed expenses. If the termination is without cause or for good reason, in exchange for a general release in our favor, Mr. Eimers would be entitled to installment payments equal to twelve months of his base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. In the event of a termination without cause within 12 months following a change of control, Mr. Eimers would be entitled to a lump sum payment equal to 12 months of his base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination, as well as any earned bonus with respect to any fiscal year ended prior to the change in control which Mr. Eimers would have been entitled to had he remained with us. The agreement also provides for one year post-employment restrictive covenants.

Our employment agreement with David Odum, dated as of October 1, 2001, was amended as of May 31, 2002, the date of Mr. Odum’s resignation from his positions with us. Under the agreement, Mr. Odum received, in exchange for a general release in our favor, a lump sum payment equal to 24 months’ base salary at the rate of $324,500 per year as well as unreimbursed expenses and other benefits to the date of termination. He also received an additional payment in the amount of $18,000. The agreement provides for one year post-employment restrictive covenants.

Other Agreements

On May 14, 2001, we entered into a settlement agreement with Shimon Katz, our former subsidiary Bomar Resources Incorporated (Bomar), Bomar Resources Holdings, Incorporated (BRHI), International Minerals and Resources, S.A. (IMR) and International Shipping Company, S.A. (ISR), under which we paid a total of $17.5 million to IMR and ISR in final settlement of all claims under an indemnity. The settlement related to an action against us brought in 1996 by Katz, Bomar and BRHI in the U.S. Federal District Court for the Southern District of New York for indemnification against various third party claims, principally claims by IMR and ISR against Bomar for profits allegedly lost through Bomar’s interference with the sale of a vessel and fraud claims against Bomar by Sierra Rutile Ltd. (SRL) arising from a commercial joint venture with Bomar, together with Bomar’s costs of litigation defense. We had previously granted the indemnity to predecessors of BRHI in connection with the 1988 sale of Bomar, and we had previously settled all claims with SRL in 1995. In September 1999, the District Court found us liable to provide indemnification to BRHI.

We are a party to a deposit agreement dated July 11, 2000 with The Bank of New York and all owners and holders from time to time of our ADRs. Under this agreement, The Bank of New York acts as depository and registrar for our ADRs. The depositary’s corporate trust office is located at 101 Barclay Street, New York, NY 10286. Generally, the depository will issue and register ADRs as requested against the deposit of Ordinary Shares with its London or corporate trust office and upon payment of fees, expenses and taxes. The depository will also deliver the underlying Ordinary Shares as requested against the deposit of our ADRs for cancelation and upon payment of fees, expenses and taxes. Holders of ADRs may instruct the depositary to vote the underlying shares but may not vote them directly. Holders may not know about a meeting long enough in advance to give their instructions if their ADRs are held in broker or nominee name. Either Enodis or the depositary may terminate the agreement. The depositary is required to give holders 90 days’ notice of termination.

Exchange Controls

There are currently no U.K. foreign exchange control restrictions affecting (1) the import or export of capital, including the availability of cash and cash equivalents for use by us or (2) the payment of dividends, interest or other distributions to non-resident holders of our securities.

Taxation

The following section is a general summary of the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs and, except as provided explicitly below, ordinary shares, to U.S. Holders. For these purposes, “U.S. Holders” are beneficial owners of ADSs or, where relevant, ordinary shares, who are any of the following:

•	citizens or residents of the United States for U.S. federal income tax purposes who are not also resident or, in the case of individuals, ordinarily resident, in the U.K. for U.K. tax purposes;

•	corporations created or organized in or under the laws of the U.S. or any State thereof;

•	estates the income of which is subject to U.S. federal income taxation regardless of its source;

•
trust: if a court within the United States is able to exercise primary supervision over their administration and control and one or more of the U.S. fiduciaries have the authority to control all of their substantial decisions, or trusts that have made a valid election under U.S. Treasury Regulations to be treated as domestic trusts; or

•	partnership to the extent that the interests therein are held by any of the above.

This summary is based on the current laws in force and regulations of the relevant taxation authorities and is subject to any changes in U.S. or U.K. law, or in the interpretation of these laws by the relevant legislative, judicial or taxation authorities or in the reciprocal taxation conventions between the U.S. and the U.K. relating to (a) income and capital gains taxes (the “Income Tax Treaty”) and (b) estate and gift taxes (the “Estate Tax Convention”). This summary is also based, in part, on representations of the depositary and assumes that each obligation in the Deposit Agreement will be performed in accordance with its terms.

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

For purposes of the conventions and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Holders will be treated as the owners of the ordinary shares represented by ADSs.

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

For U.S. federal income tax purposes, the gross amount of a distribution (a) will be included in gross income by a U.S. Holder (at the dollar value of the payment, on the date of the receipt by the depositary, regardless of whether the payment is translated into dollars) and (b) will be treated as ordinary foreign source dividend income to the extent paid out of our current accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs and thereafter as capital gain. Dividends will not be eligible for the dividends-

received deduction available to corporations. Any difference between the dollar amount included in income and the dollar amount actually received may constitute ordinary foreign currency gain or loss.

No U.K. withholding tax is payable in respect of dividends on our ordinary shares or ADSs, except by way of a deduction in calculating the tax credit under applicable double taxation treaties. (See above with respect to the Income Tax Treaty). An individual who is the beneficial owner of our ADSs and who resides in the U.K. is treated, for U.K. income tax purposes, as having taxable income equal to the amount of a dividend paid to him, plus a U.K. tax credit. The U.K. tax credit is an amount equal to one-ninth of the dividend received. The U.K. tax credit is not available to be refunded to him if it exceeds his overall income tax liability.

Dividends received by a U.S. Holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to conditions and limitations, U.K. tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally would constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”.

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

Upon the sale or other disposition of an ADS, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or disposition (at the dollar value) and the U.S. Holder’s adjusted tax basis in the ADS. This gain or loss will be U.S. source capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ADS for more than one year.

If a U.S. Holder receives foreign currency upon a sale or disposition of ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of an ADS will generally be entitled, subject to limitations under the Income Tax Treaty, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of the gain against such U.S. holder’s U.S. federal income tax liability in respect of the gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Backup Withholding and Information Reporting

The relevant paying agents for ADSs must comply with U.S. information reporting requirements in connection with dividend payments or other taxable distributions made within the U.S. on ADSs to a non-corporate U.S. Holder. In addition, “backup withholding” under U.S. federal income tax law generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number, certifies its non-U.S. status under penalties of perjury or otherwise certifies that the beneficial owner is not subject to backup withholding.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filling the appropriate claim for refund with the U.S. Internal Revenue.

Estate and Gift Taxes

An ADS held by an individual U.S. holder whose domicile is determined to be in the U.S. for purposes of the Estate Tax Convention and who is not a national of, or domiciled in, the U.K. for those purposes will not be subject to U.K. inheritance tax on the individual’s death or on a lifetime transfer of our ADSs, except where (a) the ADSs are part of the business property of a U.K. permanent establishment of an enterprise of the U.S. or pertain to a U.K. fixed base used for the performance of independent personal services or (b) any applicable U.S. federal gift or estate tax liability is not paid. The Estate Tax Convention generally provides a credit against U.S. federal estate or gift tax liability for the amount of any tax paid in the U.K. in a case where the ADSs are subject to both U.K. inheritance tax and to U.S. federal estate or gift tax. An individual U.S. holder will be subject to U.S. estate and gift taxes with respect to our ADSs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty (“SD”) and Stamp Duty Reserve Tax (“SDRT”)

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

A transfer of ordinary shares by the depositary or its nominee to the relative ADR holder when the ADR holder is not transferring beneficial ownership will give rise to SD at the rate of £5.00 per transfer.

Transfer of ordinary shares, as opposed to ADSs, will normally give rise to a charge to SD or SDRT at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer or agreement to transfer. SD and SDRT arising upon the sale of ordinary shares are usually payable by the purchaser. Where these ordinary shares are later transferred to the depositary, further SDRT will normally be payable upon the deposit at the rate of 1.5% of the value of the ordinary shares at the time of transfer. In certain cases, SD could also arise in the transfer at the rate of 1.5%, subject to the amount of any SDRT being reduced by the SD on the same transaction.

Documents on Display

We are subject to the filing requirements of the Securities Exchange Act of 1934 and file periodic reports with the Securities and Exchange Commission. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are available on the SEC’s Internet site at www.sec.gov.

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

To reduce our currency translation and interest rate risks, we selectively enter into foreign currency forward agreements and interest rate swap agreements. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk primarily due to our borrowing activities, the majority of which are denominated in U.S. dollars. Our £100 million of long term senior notes, however, bear interest at a fixed rate of 10-3/8%. Our floating rate borrowings amounted to £153.5 million at September 28, 2002 and £398.9 million at September 29, 2001. Accordingly, increases in the prevailing interest rates could increase our interest payment obligations.

To reduce the impact of changes in interest rates on these borrowings, our policy is to hedge at least 50% of our long-term borrowings. Accordingly, we have contracted with major financial institutions for a number of interest rate swap agreements, where we have agreed to exchange the difference between a fixed interest rate and a variable interest rate, as applied to the principal amounts stated in the agreements.

At September 28, 2002, we had hedged approximately 59% of our outstanding floating rate borrowings. At September 28, 2002, after adjusting for the effect of the above agreements, we had fixed and floating rate borrowings of £195.5 million and £63.3 million, respectively. A hypothetical 100-basis point increase in the interest rates associated with our borrowings, as of September 28, 2002, would reduce our net income by £0.6 million.

Foreign Currency Risk

Substantial portions of our revenues and expenses are denominated in currencies other than pounds sterling, particularly the U.S. dollar. Fluctuations in the values of these currencies compared to the pound may affect our financial condition, results of operations and ability to repay debt required to be paid in pounds. A portion of foreign currency requirements for sales transactions between our subsidiaries and our obligations to or from third parties are hedged through foreign currency forward agreements with terms generally of less than one year. We do not enter into foreign currency transactions for speculative purposes or profit and loss account foreign exchange exposures.

We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. In order to mitigate the impact of fluctuations in foreign currencies, where possible, we borrow in the same currencies as the capital employed in our main overseas operating units, thereby employing a degree of natural hedging. Borrowings under our term loan are denominated in U.S. dollars, and borrowings represented by our senior notes are denominated in pounds. We have hedged the majority of the borrowings represented by the senior notes into U.S. dollars and euros using cross currency swaps. Borrowings under our revolving credit facility can, at our option, be denominated in a number of currencies, including U.S. dollars, pounds and euros. It is our policy to hedge at least 50% of our assets denominated in foreign currencies.

We regularly monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged include the U.S. dollar and the euro.

At September 28, 2002 and September 29, 2001, we had foreign currency forward contracts maturing at various dates to buy £57.7 million and £96.6 million, respectively, and sell £5.4 million and £nil million, respectively, in various foreign currencies. The fair value of the forward contracts is the amount that we would receive or pay to terminate the contracts. If we had terminated these agreements at September 28, 2002 and September 29, 2001, we would have recognized gains of £2.3 million and of £4.3 million, respectively.

At September 28, 2002, 96.0% of our net debt was denominated in U.S. dollars, (2.3)% was denominated in pounds, and 6.3% was denominated in other currencies, primarily euro. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for Fiscal 2002 was a loss of £5.7 million. This adjustment is included in our statements of movements in equity shareholders’ funds included in this report.

A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

•	reduce our profit before tax, goodwill amortization and exceptional items at September 28, 2002, by £2.8 million, mainly due to U.S. dollar exposure; and

•	reduce our net assets at September 28, 2002, by £12.0 million, mainly due to U.S. dollar and euro exposure.

A hypothetical 10% weakening of the pound against all currencies in which our international net earnings and net assets are denominated would:

•	increase our profit before tax, goodwill amortization and exceptional items at September 28, 2002, by £3.4 million, mainly due to U.S. dollar exposure; and

•	increase our net assets at September 28, 2002, by £14.7 million, mainly due to U.S. dollar and euro exposure.

We seek to have borrowings denominated in currencies that reflect the profile of the capital employed in our overseas operating units, in order to reduce the risk of adverse currency movements on our net assets. Borrowings under our term loan are denominated in U.S. dollars, and borrowings represented by our senior notes are denominated in pounds. We have hedged most of the borrowings represented by the senior notes into U.S. dollars and euros. Borrowings under our revolving credit facility can, at our option, be denominated in a number of currencies, including U.S. dollars, pounds and euros.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

We have issued £100 million aggregate principal amount of10-3/8% senior notes due April 15, 2012. We are required to pay interest on the senior notes on April 15 and October 15 of each year, beginning on October 15, 2002. The senior notes are governed by the terms of an indenture between Enodis plc and The Bank of New York, a New York banking corporation, acting through its London branch, as Trustee. The senior notes also include those terms made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

The senior notes are unsecured senior obligations and, as such, rank senior to all of our existing and future subordinated obligations and, effectively, to our common stock upon a liquidation. They effectively rank junior to all of the existing and future indebtedness and other liabilities of our subsidiaries, including borrowings made under our senior secured credit facilities and to all of our existing and future secured indebtedness to the extent of the value of the collateral securing those obligations.

Prior to April 15, 2005, we may redeem up to 35% of the senior notes with the proceeds of equity offerings under terms described in the indenture. On or after April 15, 2007, we may redeem some or all of the senior notes at prices specified in the indenture. We may also redeem all of the senior notes at 100% of their principal amount plus accrued interest if we become obligated to pay additional amounts due to changes in withholding tax requirements.

If we experience specific kinds of changes of control, the holders may require us to repurchase all or part of the senior notes at 101% of their principal amount, plus accrued interest and additional amounts, if any, described in the indenture.

The indenture governing the notes restricts our ability to do any of the following:

•	borrow additional money;

•	pay dividends on our stock or repurchase our stock;

•	make investments;

•	sell assets or consolidate or merge with or into other companies; and

•	engage in other transactions listed in “Item 3. Risk Factors—We are subject to restrictive debt covenants, which limit our operating flexibility.”

The senior notes have been listed for trading on the Luxembourg Stock Exchange.

Item 15.    Controls and Procedures

As of a date within 90 days prior to the date of this report, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation performed by our Chief Executive Officer and our Chief Financial Officer, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.    [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements are included in this report immediately following Item 19.

Enodis plc consolidated financial statements as at September 28, 2002 and September 29, 2001 and for the three years in the period ended September 28, 2002:

Item 19. Exhibits

Exhibit No.	Description of Document
1.1	Certificate of Incorporation, as amended.*

1.2	Memorandum of Association of the Registrant.**

1.3	Articles of Association of the Registrant.**

4.1	The Registrant’s Executive Share Option Scheme (1984).*

4.2	The Registrant’s Executive Share Option Scheme (1993).*

4.3	The Registrant’s Executive Share Option Scheme (1995).*

4.4	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

4.5	The Registrant’s Employee Stock Purchase Plan and Form of Subscription Agreement.***

4.6	The Registrant’s Share Matching Scheme.***

4.7	The Registrant’s 2001 Executive Share Option Scheme, as amended.****

4.8
Agreement for sale of Magnet Limited and related entities among the Registrant, Inhoco 2297 Limited and Nobia AB, among others, dated April 20, 2001 and amendments to that agreement dated June 14, 2001 and December 17, 2001.****

4.9	Settlement agreement among International Minerals and Resources SA, Bomar Resources Inc., Bomar Resources Holdings, Inc. and the Registrant, dated as of May 14, 2001.****

4.10	Service Contract between the Registrant and Andrew Allner, effective November 2, 2001.****

4.11	Employment agreement between the Registrant and David McCulloch, dated as of October 1, 2001.****

4.12	Employment agreement between Registrant and David Odum, dated as of October 1, 2001.****

4.13	The Registrant’s Sharesave Scheme 2002.****

4.14	Letter agreements between the Registrant and Andrew Allner, dated February 14, 2002, amending his Service Contract effective November 2, 2001.**

4.15	Credit Facilities Agreement among the Registrant, Credit Suisse First Boston and the Royal Bank of Scotland plc and others dated February 20, 2002, and all amendments up to July 26, 2002.**

4.16
Underwriting agreement dated February 20, 2002 in connection with the Registrant’s rights offering among the Registrant, Credit Suisse First Boston (Europe) Limited as sponsor and Credit Suisse First Boston Equities Limited as underwriter.****

4.17	Indenture in respect of 10-3/8% senior notes due 2012, between the Registrant and The Bank of New York, acting through its London branch, as Trustee, dated March 26, 2002.**

4.18	Employment agreement between the Registrant and Robert Eimers, dated as of July 1, 2002.**

4.19	Letter agreement between the Registrant and David Odum, dated as of May 31, 2002, amending his employment agreement, dated as of October 1, 2001.**

4.20	Employment letters between the Registrant and W. David Wrench, dated as of March 30, 2001 and July 29, 2002.**

8.1	Significant Subsidiaries.

10.1	Consent of Deloitte & Touche.

10.2	Section 906 Certifications

*
Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

**
Incorporated by reference to our registration statement on Form F-4 (File No. 333-85102), filed on March 28, 2002, as amended by Amendment No. 1, filed on June17, 2002, as amended by Amendment No. 2, filed on July 15, 2002, as amended by Amendment No. 3, filed on August 15, 2002, and as amended by Amendment No. 4, filed on August 27, 2002.

***	Incorporated by reference to our registration statement on Form S-8 (File No. 333-61638), filed on May 25, 2001.

****	Incorporated by reference to our annual report on Form 20-F (File No. 1-15032), for the fiscal year ended September 29, 2001.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of Enodis plc

We have audited the accompanying consolidated balance sheets of Enodis plc and subsidiaries (collectively, “the Group”) as at September 29, 2001 and September 28, 2002, and the related consolidated statements of profit and loss accounts, cash flows, total recognized gains and losses and movements in equity shareholders’ funds for each of the three years in the period ended September 28, 2002, all expressed in pounds sterling. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at September 29, 2001 and September 28, 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2002, in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of profit/(loss) for each of the three years in the period ended September 28, 2002, and the determination of equity shareholders’ funds as at September 29, 2001 and September 28, 2002, to the extent summarized in Note 30 to the consolidated financial statements.

Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE

London, England
November 20, 2002

ENODIS PLC

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

		2000	2001				2002
		(restated)	(restated)
	Notes		Pre- exceptional	Except- ional items (Note 6)		Total	Pre- exceptional	Exceptional items (Note 6)		Total	2002 (Note 2)
		(in millions except per share data)
Turnover	3
Food equipment		£884.5	£887.2	£		£887.2	£767.1	£		£767.1	$1,192.7
Property		19.9	16.6		—	16.6	16.1		—	16.1	25.0

Continuing operations		904.4	903.8		—	903.8	783.2		—	783.2	1,217.7
Discontinued operations		275.7	177.3		—	177.3	—		—	—	—

		£1,180.1	£1,081.1		£—	£1,081.1	£783.2		£—	£783.2	$1,217.7

Profit from operations
Food equipment		£111.5	£90.7		£(43.4)	£47.3	£67.2		£(8.9)	£58.3	$90.7
Property		8.4	9.0		—	9.0	8.0		—	8.0	12.4
Corporate costs		(7.3)	(8.9)		(24.1)	(33.0)	(7.9)		(0.5)	(8.4)	(13.1)

Continuing operations		112.6	90.8		(67.5)	23.3	67.3		(9.4)	57.9	90.0
Discontinued operations		27.1	9.1		—	9.1	—		—	—	—

		139.7	99.9		(67.5)	32.4	67.3		(9.4)	57.9	90.0
Goodwill amortization /impairment		(21.4)	(23.0)		(100.0)	(123.0)	(19.0)		(48.9)	(67.9)	(105.6)

Operating profit/(loss)	3,5
Continuing operations		91.2	67.8		(167.5)	(99.7)	48.3		(58.3)	(10.0)	(15.6)
Discontinued operations		27.1	9.1		—	9.1	—		—	—	—

		118.3	76.9		(167.5)	(90.6)	48.3		(58.3)	(10.0)	(15.6)
Profit on disposal of businesses	6	—	—		23.5	23.5	—		(38.1)	(38.1)	(59.2)
Profit on disposal of property fixed assets		3.0	—		—	—	—		—	—	—

		121.3	76.9		(144.0)	(67.1)	48.3		(96.4)	(48.1)	(74.8)
Net interest payable and similar charges	9	(37.5)	(36.1)		(5.8)	(41.9)	(29.3)		(8.4)	(37.7)	(58.6)

Profit/(loss) on ordinary activities before taxation		83.8	40.8		(149.8)	(109.0)	19.0		(104.8)	(85.8)	(133.4)
Tax (expense)/benefit on profit/(loss) on ordinary activities	10	(4.0)	(13.4)		2.0	(11.4)	(1.2)		0.2	(1.0)	(1.6)

Profit/(loss) on ordinary activities after taxation		79.8	27.4		(147.8)	(120.4)	17.8		(104.6)	(86.8)	(135.0)
Equity minority interest		(0.3)	(0.3)		—	(0.3)	(0.2)		—	(0.2)	(0.3)

Profit/(loss) for the period		79.5	27.1		(147.8)	(120.7)	17.6		(104.6)	(87.0)	(135.3)
Equity dividends	11	(33.9)	(4.8)		—	(4.8)	—		—	—	—

Retained profit/(loss)		£45.6	£22.3		£(147.8)	£(125.5)	£17.6		£(104.6)	£(87.0)	$(135.3)

ENODIS PLC

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

		2000		2001		2002		2002 (Note 2)
	Notes	(restated)		(restated)
Earnings/(loss) per share	12
Basic earnings/(loss) per share		27.5	p	(39.3	)p	(24.8	)p	$(0.39)
Adjusted basic earnings per share		33.8	p	16.3	p	10.4	p	$0.16
Diluted earnings/(loss) per share		25.7	p	(39.3	)p	(24.8	)p	$(0.39)
Adjusted diluted earnings per share		31.6	p	16.3	p	10.4	p	$0.16

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

CONSOLIDATED BALANCE SHEETS

As at September 29, 2001, and September 28, 2002

	Notes	2001	2002	2002 (Note 2)
		(restated)
	(in millions)
Fixed assets
Intangible fixed assets-goodwill	13	£310.2	£235.4	$366.0
Tangible fixed assets	14	111.4	88.0	136.8
Fixed asset investments	15	6.2	5.9	9.2

		427.8	329.3	512.0

Current assets
Stocks	16	105.6	77.7	120.8
Debtors	17	200.7	127.4	198.1
Deferred tax asset	10	26.9	25.3	39.3
Cash at bank and in hand		39.4	72.7	113.0

		372.6	303.1	471.2

Creditors falling due within one year
Borrowings	18	(2.4)	(33.4)	(51.9)
Other creditors	18	(225.1)	(183.8)	(285.7)

		(227.5)	(217.2)	(337.6)

Net current assets		145.1	85.9	133.6

Total assets less current liabilities	3	572.9	415.2	645.6

Financed by:
Creditors falling due after more than one year	19	398.9	214.1	332.9
Provisions for liabilities and charges	22	59.1	44.3	68.9

		458.0	258.4	401.8

Capital and reserves
Called up share capital	23	125.1	200.2	311.3
Share premium account	24	239.0	234.2	364.1
Profit and loss account	24	(250.0)	(277.6)	(431.6)

Equity shareholders’ funds		114.1	156.8	243.8
Equity minority interests		0.8	—	—

		£572.9	£415.2	$645.6

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

	Notes	2000	2001	2002	2002 (Note 2)
	(in millions)
Net cash inflow from operating activities before exceptional items	a	£160.5	£120.8	£100.0	$155.5
Net cash outflow from operating exceptional items	a	—	(27.8)	(27.4)	(42.6)

Net cash flow from operating activities	a	160.5	93.0	72.6	112.9

Return on investments and servicing of finance
Interest paid		(37.5)	(40.9)	(42.2)	(65.6)

Taxation
Overseas and U.K. tax paid		(10.2)	(6.0)	(3.3)	(5.1)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(32.1)	(23.7)	(9.9)	(15.4)
Receipts from sale of tangible fixed assets		8.2	7.4	0.9	1.4
Payments to acquire fixed asset investments		0.6	—	—	—

		(23.3)	(16.3)	(9.0)	(14.0)

Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests	25	(47.8)	(25.8)	—	—
Sale of subsidiary undertakings		—	98.6	88.6	137.7
Investment in joint venture	15	(0.4)	—	—	—

		(48.2)	72.8	88.6	137.7

Equity dividends paid		(28.6)	(28.2)	—	—

Cash inflow before use of liquid resources and financing		12.7	74.4	106.7	165.9

Management of liquid resources*
Cash transferred from term deposits		1.0	—	—	—

Financing
Issue of shares	23	0.6	0.2	70.3	109.3
Issue of 10 3/8% senior subordinated notes		—	—	100.0	155.5
Redemption of CULS		(1.1)	—	—	—
Additional net borrowings		0.6	398.3	160.8	250.0
Repayment of term loans		(32.4)	(385.7)	(400.4)	(622.5)
Net increase/(decrease) in other loans		19.2	(72.8)	(2.9)	(4.5)
Capital element of finance lease repayments		(0.7)	(0.6)	(0.5)	(0.8)

		(13.8)	(60.6)	(72.7)	(113.0)

Increase/(decrease) in cash in the period		£(0.1)	£13.8	£34.0	$52.9

*	Enodis Group includes as liquid resources term deposits with a maturity less than 90 days.

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

(a) Reconciliations of operating profit/(loss) to net cash inflow from operating activities

			2001			2002
	Notes	2000	Pre- exceptional	Exceptional items	Total	Pre- exceptional	Exceptional Items	Total
		(in millions)
Operating profit/(loss)	3	£118.3	£76.9	£(167.5)	£(90.6)	£48.3	£(58.3)	£(10.0)
Depreciation		23.8	22.7	—	22.7	15.7	—	15.7
Amortization and impairment of goodwill		21.4	23.0	100.0	123.0	19.0	48.9	67.9
Gain on sale of fixed assets		(0.3)	(1.7)	—	(1.7)	—	—	—
Provisions (net)		(4.6)	(6.0)	16.5	10.5	(2.2)	(5.6)	(7.8)
Decrease/(increase) in stocks		(0.5)	12.1	0.5	12.6	5.5	5.9	11.4
Decrease in debtors		6.0	10.7	—	10.7	19.7	—	19.7
(Decrease)/increase in creditors		(3.6)	(16.9)	22.7	5.8	(6.0)	(18.3)	(24.3)

Net cash inflow/(outflow) from operating activities		£160.5	£120.8	£(27.8)	£93.0	£100.0	£(27.4)	£72.6

(b) Reconciliations of net cash flow to movement in net debt

	2000	2001	2002
	(in millions)
Increase/(decrease) in net cash in the period	£(0.1)	£13.8	£34.0
Loans and finance leases acquired with subsidiary undertakings	(0.8)	(0.7)	—
Cash outflow from capital element of finance lease payments	0.7	0.6	0.5
Repayment of/(increase in) other loans	(19.2)	5.4	2.9
New finance leases	—	—	(1.5)
Net increase in new loans	—	—	(160.8)
Issue of 10 3/8% senior subordinated notes	—	—	(100.0)
Borrowings repaid	31.8	54.8	400.4
Conversion of convertible unsecured loan stock (“CULS”) to ordinary shares	93.3	—	—
Cash redemption of CULS	1.1	—	—
Translation adjustment	(42.3)	(5.6)	4.3

Movement in net debt	64.5	68.3	179.8
Net debt at start of period	(498.7)	(434.2)	(365.9)

Net debt at end of period	£(434.2)	£(365.9)	£(186.1)

(c) Reconciliations of net debt to balance sheet

	2000	2001	2002
	(in millions)
Cash at bank and in hand	£28.5	£39.4	£72.7
Current borrowing	(90.4)	(2.4)	(33.4)
Exclude current proportion of deferred financing costs	(1.2)	(1.1)	(2.8)

Current net debt	(63.1)	35.9	36.5
Long term lease obligations	(0.5)	(1.2)	(1.6)
Long term debt	(366.1)	(397.7)	(112.5)
10 3/8% senior subordinated notes	—	—	(100.0)
Exclude long-term proportion of deferred financing costs	(4.5)	(2.9)	(8.5)

Net debt at end of period	£(434.2)	£(365.9)	£(186.1)

(d) Analysis of movements in net debt

	2000	Cash flow	Other non– cash changes	Translation Adjustments	2001
	(in millions)
Cash	£28.5	£13.8	—	£(2.9)	£39.4
Borrowings due within one year	(92.1)	86.8	—	1.8	(3.5)
Revolving multi-currency facilities:
Old	(64.5)	67.4	—	(2.9)	—
New	—	(398.3)	—	10.8	(387.5)
Term loan	(287.3)	298.9	—	(11.6)	—
Other long term debt	(18.8)	6.0	(0.7)	(0.8)	(14.3)

Net (debt)/funds	£(434.2)	£74.6	£(0.7)	£(5.6)	£(365.9)

	2001	Cash flow	Other non– cash changes	Translation Adjustments	2002
	(in millions)
Cash	£39.4	£34.0	£—	£(0.7)	£72.7
Borrowings due within one year	(3.5)	(0.4)	—	0.4	(3.5)
Revolving multi-currency facilities	(387.5)	400.4	—	(12.9)	—
10 3/8% senior subordinated notes	—	(100.0)	—	—	(100.0)
Term loan	—	(160.8)	—	16.7	(144.1)
Other long term debt	(14.3)	3.8	(1.5)	0.8	(11.2)

Net (debt)/funds	£(365.9)	£177.0	£(1.5)	£4.3	£(186.1)

ENODIS PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

	2000	2001	2002	2002 (Note 2)
	(restated)	(restated)
	(in millions)
Profit/(loss) for the period	£79.5	£(120.7)	£(87.0)	$(135.3)
(Negative goodwill)/goodwill written back on disposals, previously written off	—	(4.4)	65.1	101.2
Foreign currency translation adjustments	1.3	(1.7)	(5.7)	(8.8)
Prior period adjustment	—	—	26.9	41.9

Total recognized gains and losses for the period	£80.8	£(126.8)	£(0.7)	$(1.0)

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS
For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

	2000	2001	2002	2002 (Note 2)
	(restated)	(restated)
	(in millions)
Profit/(loss) for the period	£79.5	£(120.7)	£(87.0)	$(135.3)
(Negative goodwill)/Goodwill written back on disposals, previously written off	—	(4.4)	65.1	101.2
Foreign currency translation adjustments	1.3	(1.7)	(5.7)	(8.8)

Total recognized gains and losses	80.8	(126.8)	(27.6)	(42.9)
Dividends	(33.9)	(4.8)	—	—
Shares issued	92.2	0.2	70.3	109.3

Net increase/(decrease) in equity shareholders’ funds in the period	139.1	(131.4)	42.7	66.4
Opening equity shareholders’ funds*	106.4	245.5	114.1	177.4

Closing equity shareholders’ funds*	£245.5	£114.1	£156.8	$243.8

*Following the implementation of Financial Reporting Standard (“FRS”) 19 “Deferred Tax”, prior period financial information has been restated to conform with the current year presentation, which affected equity shareholders’ funds at September 30, 2000 and September 29, 2001 as follows:

	2000	2001
	(restated)	(restated)
	(in millions)
Equity shareholders’ funds as previously reported	£213.8	£87.2
Cumulative effect on profit and loss account reserve of implementing FRS 19	31.7	26.9

Equity shareholders’ funds as restated	£245.5	£114.1

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

1. Business

Enodis plc (“Enodis”) and its subsidiaries (collectively the “Group”) operate in two principal areas: food service equipment - which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation and warewashing equipment used by commercial and institutional food service operators; and food retail equipment - which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores. The Group’s customers are dispersed throughout the world with the majority located in North America and Western Europe.

2. Accounting policies

Basis of accounting.    The financial statements have been prepared under the historical cost method and comply in all respects with applicable Accounting Standards in the United Kingdom. These principles differ in certain respects from the accounting principles in the United States of America, see Note 30.

During 2001, Enodis disposed of its Building and Consumer Products Division (“BCP”) and as such, the results of operations and related disclosures have been restated to reflect BCP as a discontinued operation.

Basis of consolidation.    These financial statements incorporate those of Enodis and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Such consolidated financial statements include, as appropriate, the financial position and the results of operations of acquired businesses since the dates of such respective acquisitions. Unconsolidated companies that are 20% to 50% owned are accounted for by the equity method.

Fiscal year.    The Group reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal years 2000, 2001 and 2002 contained 52 weeks.

Convenience translation.    The consolidated financial statements are presented in millions of U.K. pounds sterling (“£” or “GBP”). In addition, the consolidated financial statements as at and for the 52 weeks ended September 28, 2002 are also presented in U.S. dollars (“$” or “USD”). These USD amounts are presented solely for the convenience of the reader at the rate of £1.00 = USD 1.5548, the noon buying rate of the United States (U.S.) Federal Reserve Bank as at September 27, 2002. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

Other fixed asset investments.    Other fixed asset investments represent unlisted investments. Such investments are shown at cost less amounts written off. Income, in the form of dividends, is recognized upon receipt.

Acquisitions and disposals.    On the acquisition of a business, including an interest in an associate, fair values are attributed to the Group’s share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of Financial Reporting Standard (“FRS”) 10, “Goodwill and Intangible Assets”, goodwill arising on the acquisition of subsidiaries is capitalized in the Group balance sheet in the period of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

Earnings/(loss) per share.    Basic earnings/(loss) per share excludes dilution and is computed by dividing profit/(loss) for the period by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

2. Accounting policies (continued)

Cash at bank and in hand.    The Group considers all highly liquid investments with maturities of three months or less to be cash at bank and in hand.

Goodwill and intangible fixed assets.    Goodwill arising on acquisitions has been capitalized and is amortized on a straight-line basis over a period of 20 years; the Directors regard 20 years as a reasonable maximum for the estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. FRS 10 does not require reinstatement of goodwill previously eliminated against reserves; in accordance with FRS 10 such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Tangible fixed assets.    Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write-off the cost or valuation of each asset, predominantly on a straight-line basis, over its expected useful life as follows:

-Freehold land: nil.

-Freehold and long leasehold buildings: 1%-2%.

-Short leasehold properties: over the lesser of unexpired period of the lease or economic life.

-Plant and equipment: 10%-33 1/3%.

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

Turnover.    Turnover is the gross value of sales, less discounts and allowances, and excluding value added tax.

Revenue recognition.    Revenue from product sales is recognized when persuasive evidence of an arrangement exists, all significant risks of ownership and of loss have been transferred to the customer, the amount of the selling price is fixed or determinable, all significant related acts of performance have been completed and no other significant uncertainties exist. Service revenue is recognized when services are rendered. Property revenue is recognized upon completion of the sale when the profit is determinable and the earnings process is virtually complete.

Research and development.    Research and development is written off as incurred. Research and development expenditures for Fiscal 2000, 2001 and 2002 were £13.6 million, £13.8 million and £13.4 million, respectively.

Marketing costs.    Marketing costs include costs of advertising and other marketing activities. Such costs are expensed as incurred and were £10.7 million, £10.9 million and £9.5 million in Fiscal 2000, 2001 and 2002, respectively, as they relate to continuing operations.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

2. Accounting policies (continued)

Taxation.    Corporation tax payable is provided on taxable profits at the current rate. Credit is taken for Advance Corporation Tax written-off in previous years when it is recoverable against current corporation tax liabilities.

Deferred taxation is provided on timing differences that result in obligations at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities are recognized in full. Deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered.

No provision has been made for any potential taxation liability that would arise were the earnings of foreign subsidiary entities to be remitted to the U.K.

Pension costs.    It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries’ valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees’ estimated service lives within the Group. Contributions to defined contribution schemes are charged to the profit and loss account on an accrual basis.

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

Warranty provisions.    The Group’s warranty policy generally provides that its products are free from defects in material and workmanship for a specified period of time from the date of purchase or installation, which varies dependent upon the product sold. The warranty does not cover any losses or damage that occur as a result of improper use or neglect. The Group accrues for the estimated cost of warranty coverage and returns at the time the sale is recorded.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

2. Accounting policies (continued)

Environmental liabilities.    The Group’s operations and products are subject to various international regulatory requirements relating to environmental protection. It is the Group’s policy to comply fully with all such applicable requirements. The Group may be subject to potential liabilities for the costs of environmental remediation at currently or previously owned or operated sites or sites to which it, or predecessor owners, transported materials.

It is the Group’s policy to accrue for the estimated undiscounted cost of environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties. Such claims are recognized as receivables only if realization is probable.

Reclassifications.    Certain reclassifications have been made to the 2000 and 2001 financial statements in order to conform to the 2002 presentation.

Contingency costs.    The Group’s policy is to accrue for the estimated legal costs associated with contingencies.

Use of estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include inventory provisions, allowance for bad debts, warranty provisions, useful lives, sales returns and impairment calculations. Actual results could differ from those estimates.

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

Recently adopted U.K. accounting standards.    In November 2000, the U.K. Accounting Standards Board (“ASB”) issued FRS 17, “Retirement Benefits” relating to accounting for pension costs and other post-retirement benefits, which will replace Statement of Standard Accounting Practice (“SSAP”) 24, “Accounting for Pension Costs”, and Urgent Issues Task Force (“UITF”) Abstract 6, “Accounting for post-retirement benefits other than pensions”. FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The Group adopted the applicable disclosures during 2001. The effects of the future adoption of this standard on net assets has been disclosed in Note 26, and the effects of full adoption on the profit and loss account is not expected to be material.

In December 2000, the ASB issued FRS 18, “Accounting Policies” which sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. FRS 18 also defines accounting policies and estimation techniques used in implementing those policies. The Group adopted the provisions of FRS 18 during 2001, and as a result, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0 million during 2001.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

2. Accounting policies (continued)

In December 2000, the ASB issued FRS 19, “Deferred Tax,” which replaced SSAP No.15, “Accounting for Deferred Tax,”. FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is considered more likely than not that the asset will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. We adopted the provisions of FRS 19 on September 30, 2001. Upon implementation of FRS 19, all prior period results were restated as though FRS 19 had been applied throughout the relevant period. Accordingly, results for Fiscal 2000 and 2001 have been restated, recognizing a deferred tax asset of £31.7 and £26.9 million, respectively, principally relating to timing differences on tax losses and warranty reserves. As of September 28, 2002, we recognized a deferred tax asset of £25.3 million.

3. Segmental analysis

The Group’s primary measure of segment profit or loss is earnings before interest, taxes, goodwill amortization and exceptional items. Segments were determined based on the products and services provided by each segment as well as the geographic area and are on a basis consistent with the accounting policies described in Note 2. Intersegment transfers of inventory are immaterial. During fiscal 2002, we reorganized our reportable segments as a result of our restructuring. Corresponding information for earlier periods has been restated to conform to the current year presentation. We are currently organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property.

(a) Turnover (in millions)

	2000	2001	2002
Food Service Equipment-North America	£487.0	£498.7	£469.9
Food Service Equipment-Europe & Asia	178.1	185.4	144.4

Global Food Service Equipment	665.1	684.1	614.3
Food Retail Equipment	219.4	203.1	152.8

Food Equipment	884.5	887.2	767.1
Corporate	—	—	—
Property	19.9	16.6	16.1

Continuing operations	904.4	903.8	783.2
Discontinued operations	275.7	177.3	—

	£1,180.1	£1,081.1	£783.2

(b) Turnover by origin: geographical analysis (in millions)

	2000	2001	2002
United Kingdom	£360.0	£262.0	£67.4
North America	651.9	667.1	602.7
Rest of Europe	117.7	112.3	88.7
Rest of the World	50.5	39.7	24.4

	£1,180.1	£1,081.1	£783.2

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

3. Segmental analysis (continued)

(c) Turnover by destination: geographical analysis (in millions)

	2000	2001	2002
United Kingdom	£362.2	£264.0	£72.9
North America	611.1	622.7	564.1
Rest of Europe	98.3	99.7	80.5
Rest of the World	108.5	94.7	65.7

	£1,180.1	£1,081.1	£783.2

Turnover from discontinued operations represents the Building and Consumer products businesses sold in June 2001. Turnover from continuing operations for the 52 weeks ended 28 September 2002 includes £60.0 million (2001: £138.3 million, 2000: £142.1 million) in respect of Food Equipment businesses now sold.

(d) Pre-exceptional operating profit/(loss) and reconciliation to total operating profit/(loss) (in millions)

	2000	2001			2002
		Pre- Exceptional	Exceptional Items (Note 6)	Total	Pre- Exceptional	Exceptional Items (Note 6)	Total
Food Service Equipment-North America	£66.3	£62.6	£(25.6)	£37.0	£60.8	£0.2	£61.0
Food Service Equipment-Europe & Asia	22.6	17.7	(5.2)	12.5	9.7	(2.5)	7.2

Global Food Service Equipment	88.9	80.3	(30.8)	49.5	70.5	(2.3)	68.2
Food Retail Equipment	22.6	10.4	(12.6)	(2.2)	(3.3)	(6.6)	(9.9)

	111.5	90.7	(43.4)	47.3	67.2	(8.9)	58.3
Food Equipment goodwill amortization and impairment	(21.4)	(23.0)	(100.0)	(123.0)	(19.0)	(48.9)	(67.9)

Food Equipment	90.1	67.7	(143.4)	(75.7)	48.2	(57.8)	(9.6)
Property	8.4	9.0	—	9.0	8.0	—	8.0
Corporate costs	(7.3)	(8.9)	(24.1)	(33.0)	(7.9)	(0.5)	(8.4)

Continuing operations	91.2	67.8	(167.5)	(99.7)	48.3	(58.3)	(10.0)
Discontinued operations	27.1	9.1	—	9.1	—	—	—

Pre-exceptional operating profit	£118.3	£76.9	£(167.5)	£(90.6)	£48.3	£(58.3)	£(10.0)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

3. Segmental analysis (continued)

(e) Geographical analysis: operating profit (in millions)

	2000	2001			2002
		Pre- exceptional	Exceptional Items (Note 6)	Total	Pre- exceptional	Exceptional items (Note 6)	Total
United Kingdom	£37.9	£11.9	£(13.7)	£(1.8)	£1.4	£(1.8)	£(0.4)
North America	81.9	72.0	(49.0)	23.0	55.5	(6.3)	49.2
Rest of Europe	16.8	14.9	(2.4)	12.5	9.5	(1.1)	8.4
Rest of the World	3.1	1.1	(2.4)	(1.3)	0.9	(0.2)	0.7
Goodwill amortization	(21.4)	(23.0)	(100.0)	(123.0)	(19.0)	(48.9)	(67.9)

	£118.3	£76.9	£(167.5)	£(90.6)	£48.3	£(58.3)	£(10.0)

Operating profit for the 52 weeks ended September 28, 2002 includes £4.4 million (2001: £11.2 million, 2000: £14.7 million) in respect of Food Equipment businesses now sold.

(f) Total assets less current liabilities (in millions)

	2001	2002
	(restated)
Food Service Equipment–North America	£111.6	£97.4
Food Service Equipment–Europe & Asia	50.5	46.0
Food Retail Equipment	45.9	24.9
Food Equipment Goodwill	310.2	235.4

Food Equipment	518.2	403.7
Property	10.9	9.4
Investments	4.8	5.9

	533.9	419.0
Corporate	2.0	(43.1)
Net cash	37.0	39.3

	£572.9	£415.2

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

3. Segmental analysis (continued)

(g) Total assets less current liabilities: geographical analysis (in millions)

	2001	2002
	(restated)
United Kingdom	£58.7	£21.8
North America	416.2	276.9
Rest of Europe	44.4	71.0
Rest of the World	16.6	6.2
Net cash	37.0	39.3

	£572.9	£415.2

(h) Total assets (in millions)

	2001	2002
	(restated)
Food Service Equipment-North America	£233.2	£193.6
Food Service Equipment-Europe & Asia	111.7	92.8
Food Retail Equipment	97.8	45.7
Food Equipment Goodwill	310.2	235.4

Food Equipment	752.9	567.5
Property & Corporate	47.5	64.9

	£800.4	£632.4

(i) Tangible fixed assets (in millions)

	2001	2002
Food Service Equipment-North America	£68.1	£54.7
Food Service Equipment-Europe & Asia	13.6	13.6
Food Retail Equipment	25.3	16.4

Food Equipment	107.0	84.7
Property & Corporate	4.4	3.3

	£111.4	£88.0

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

4. Operating costs

	2000	2001	2002
	(in millions)
Cost of sales	£943.1	£888.2	£643.8
Net operating expenses:
Distribution costs	28.8	23.6	9.1
Administration expenses	85.2	90.8	80.0
Other operating expenses	4.7	1.6	2.0

Operating costs before exceptional items	1,061.8	1,004.2	734.9
Operating exceptional items (see Note 6)	—	167.5	58.3

Operating costs	£1,061.8	£1,171.7	£793.2

Gross profit for the period was £237.0 million in 2000, £192.9 million in 2001 and £139.4 million in 2002. Bad debt provision charge for the period was £1.3 million in 2000, £1.2 million in 2001 and £2.1 million in 2002.

The total figures above include the following amounts relating to discontinued operations: cost of sales of £213.1 million in 2000, £145.3 million in 2001 and £nil in 2002, distribution costs £19.1 million in 2000, £13.3 million in 2001 and £nil in 2002, administration expenses £14.8 million in 2000, £9.5 million in 2001 and £nil in 2002 and other operating expenses £1.6 million in 2000, £0.1 million in 2001 and £nil in 2002.

5. Operating profit/(loss)

	2000	2001	2002
	(in millions)
Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:
-owned	£23.7	£22.6	£15.6
-leased	0.1	0.1	0.1
Amortization of intangible fixed assets – goodwill	21.4	23.0	19.0
Rental of plant and equipment under operating leases	5.9	2.6	2.1
Rental of land and buildings	19.3	14.3	5.3
Rental income	(0.4)	(0.7)	(0.5)
Research and development	13.6	13.8	13.4
Auditors’ remuneration:
-audit fees	0.9	1.0	0.9
-other fees in the U.K. and overseas (i)	1.1	2.2	1.8
Profit on sale of tangible fixed assets	(0.3)	(1.7)	—

(i) In addition to the amounts disclosed above, a further £1.4 million (2001: £1.2 million, 2000: £nil million) of fees not charged to operating profit have been paid in 2002 in respect of refinancing, disposals and other projects.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

6. Exceptional items

(a) Operating exceptional items

	2001	2002
	(in millions)
Restructuring costs and inventory write downs (i)	£33.1	£9.4
Revisions to working capital provisions and other exceptional warranty costs (ii)	13.7	—
Litigation costs (iii)	12.2	—
Costs associated with the Board’s review of strategic options (iv)	8.5	—

	67.5	9.4
Goodwill impairment (v)	100.0	48.9

Operating exceptional items	£167.5	£58.3

(i) In fiscal 2001, restructuring costs of £33.1 million related principally to the closure of five plants, announced before September 29, 2001. As a result of this decision, the Group accrued for severance and other employee termination costs resulting from a headcount reduction of 870 (all such employees were terminated by September 29, 2001), asset write downs, and other related plant closure costs. Such projects were substantially completed in fiscal 2002. Restructuring costs in the 52 weeks to September 28, 2002 principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment group, including the write down of inventory at Kysor Warren reflecting the decline in the business and employee terminations resulting from a headcount reduction of 30 (all employees were terminated by September 28, 2002). There has also been further rationalization of administration functions and simplification of management structures in the European businesses within the Global Food Service equipment group.

(ii) Following the publication of FRS 18 “Accounting Policies”, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0m. Further exceptional warranty costs of £4.5m which arose in the period were written off and previously capitalized development costs of £1.2m were also written off.

(iii) The Group settled the long standing Bomar cases for a payment of $17.5m (£12.2m) to extinguish all claims. A payment of $10m was made in 2001 and the balance in 2002.

(iv) The Board undertook a review of the Group’s strategic options during fiscal 2001, including sales of businesses and reviews of operations, with the objective of maximizing shareholder value. Costs of £8.5m, predominantly professional fees, were incurred.

(v) Following recent downturns in the U.S. economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2001 and 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of the goodwill. As a result, the carrying value of goodwill was written down by £100.0m in 2001. In 2002, due to the poor recent performance of Kysor Warren, we reassessed the carrying value of goodwill and wrote it down by a further £48.9m.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

6. Exceptional items (continued)

(b) Disposal of businesses

	2002
	Sammic SA (i)	Belshaw Bros, Inc (ii)	Austral Refrigeration Pty Limited (iii)	Aladdin Temp-Rite (iv)	Prolon LLC (v)	Building and Consumer Products (vi)	Total
	(in millions)
Proceeds-cash	£18.7	£16.7	£7.5	£27.0	£1.0	£24.4	£95.3
Less:
Book value of net assets	(4.7)	(4.7)	(13.0)	(12.3)	(1.7)	(20.9)	(57.3)
Costs	(0.9)	(3.4)	(2.0)	(4.4)	(0.1)	(0.2)	(11.0)
Goodwill	(10.4)	(25.0)	—	(29.7)	—	—	(65.1)

Profit/(loss) on disposal	£2.7	£(16.4)	£(7.5)	£(19.4)	£(0.8)	£3.3	£(38.1)

	2001
	Building and Consumer Products (vi)	Scotsman Response (vii)	Total
	(in millions)
Proceeds-cash	£114.0	£—	£114.0
-vendor loan note (Note 17)	20.0	—	20.0

	134.0	—	134.0
Less:
Book value of net assets	(85.7)	(3.1)	(88.8)
Payment into pension fund	(10.0)	—	(10.0)
Costs	(13.6)	(0.2)	(13.8)
Goodwill	4.4	(2.3)	2.1

Profit/(loss) on disposal	£29.1	£(5.6)	£23.5

(i) On December 13, 2001, the Group disposed of Sammic SA and its subsidiary undertakings for net cash consideration of £18.7 million realizing a profit on disposal of £2.7 million after writing off goodwill of £10.4 million previously charged against reserves.

(ii) On April 24, 2002 the Group sold Belshaw Bros. Inc. (‘Belshaw’) for a net cash consideration of £16.7 million ($24.2 million) payable in full upon completion. The Group realized a loss on disposal of £16.4 million after writing off goodwill of £25.0 million previously charged against reserves.

(iii) On May 21, 2002 the Group sold Austral Refrigeration Pty Limited (‘Austral’) for a net cash consideration of £7.5 million payable in full on completion. The Group realized a loss on disposal of £7.5 million.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

6. Exceptional items (continued)

(iv) On May 23, 2002 the Group sold the Aladdin Temp-Rite (ATR) companies for a net cash consideration of £27.0 million ($39.2 million) payable in full on completion. The Group realized a loss on disposal of £19.4 million after writing off goodwill of £29.7 million previously charged against reserves.

(v) On June 14, 2002, the Group sold the assets of Prolon LLC (‘Prolon’) for net cash consideration of £1.0 million ($1.5 million) payable in full on completion. The Group realized a loss on disposal of £0.8 million.

(vi) In June 2001, the Group disposed of its Building and Consumer Products business (‘Magnet’) generating a profit on disposal of £29.1 million, which included £4.4 million of negative goodwill previously written off, and a cash inflow of £98.6m. The Group also received a Vendor Loan Note for £20 million and warrants over Nobia AB shares which were not valued.

In December 2001, £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4 million being £20.0 million for the vendor loan note, £0.4 million compensation for early repayment of the note and £4.0 million for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3 million.

The net cash consideration, after expenses, of all the above disposals has been used to repay debt.

(vii) On 14 September 2001, the Group disposed of Scotsman Response Limited for consideration of up to £45,000.

(c) Net interest payable and similar charges (in millions)

	2001	2002
	(in millions)
Deferred finance fees written off	£5.8	£4.2
Refinancing fees	—	4.2

	£5.8	£8.4

In 2001, deferred finance fees written off of £5.8 million related to the amount written off at the time of replacing the Scotsman acquisition financing in March 2001. In 2002, the deferred finance fees written off of £4.2 million related to amounts previously capitalized in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on February 20, 2002.

Refinancing fees represent amounts payable to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements (see note 20).

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

7. Staff costs (in millions)

	2000	2001	2002
(a) Staff costs, including Directors, comprised:
Wages and salaries	£255.5	£217.6	£157.2
Social security costs	29.8	26.5	18.9
Pension costs	7.5	4.5	3.9

	£292.8	£248.6	£180.0

(b) The average monthly number of employees was:
Food Service Equipment-North America	4,319	4,138	3,871
Food Service Equipment-Europe & Asia	2,273	2,126	1,627
Food Retail Equipment	2,386	2,043	1,443
Corporate and Property	23	26	29

	9,001	8,333	6,970
Discontinued businesses	2,413	1,557	—

	11,414	9,890	6,970

8. Directors’ remuneration (in millions)

	2000	2001	2002

Fees as Directors	£0.18	£0.26	£0.21
Salaries and benefits	0.97	0.91	1.23
Bonuses	0.22	0.25	0.93

	1.37	1.42	2.37
Pension contributions	0.17	0.05	—

	1.54	1.47	2.37
Compensation for loss of office	0.31	0.33	0.73

	£1.85	£1.80	£3.10

Compensation for loss of office represents severance payments and a relocation bonus paid to directors who resigned in 2000, 2001 and 2002.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

9. Net interest payable and similar charges

	2000	2001	2002
	(in millions)
Interest payable and similar charges:
Loan stock repayable in more than five years	£(0.3)	£—	£(5.3)
Amortization of deferred financing costs	(2.6)	(1.2)	(2.5)
Term loan and revolving multi-currency facility	(35.3)	(36.7)	(23.8)
Other loans	(0.3)	(0.7)	(0.4)

	(38.5)	(38.6)	(32.0)

Interest receivable:
Bank balances	0.9	£1.8	1.5
Other	0.1	0.7	1.2

	1.0	2.5	2.7

Net payable before exceptional write-offs	(37.5)	(36.1)	(29.3)
Exceptional finance costs (see Note 6)	—	(5.8)	(8.4)

Net interest payable and similar charges	£(37.5)	£(41.9)	£(37.7)

10. Tax on profit/(loss) on ordinary activities

(a) Analysis of charge in the period is as follows:

	2000	2001	2002
	(restated)	(restated)
		(in millions)
The tax charge for the period comprised:
U.K. taxation at 30% in 2000, 2001 and 2002:
-current year	£0.7	£—	£—
Foreign taxation:
-current year	13.5	8.6	5.8
-prior year	—	—	(3.8)

	14.2	8.6	2.0
Tax relief on exceptional items	—	(2.0)	(0.2)

Tax expense on profit/(loss) on ordinary activities	£14.2	£6.6	£1.8

Deferred taxation	(10.2)	4.8	(0.8)

	£4.0	£11.4	£1.0

Tax relief on exceptional items during 2001 and 2002 was limited to £2.0 million and £0.2 million respectively due to costs being incurred in jurisdictions where there is little or no current tax payable, principally in the United States.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

10. Tax on profit/(loss) on ordinary activities (continued)

(b) The benefit of brought forward tax losses, predominantly in the U.K. and the US, reduce tax cash payments.

(c) The components of profit/(loss) on ordinary activities before taxation in the period are as follows:

	2000	2001	2002
	(in millions)

U.K.	£27.3	£(88.1)	£(15.9)
U.S.	36.9	(33.8)	(91.1)
Other jurisdictions	19.6	12.9	21.2

Profit/(loss) on ordinary activities	£83.8	£(109.0)	£(85.8)

(d) The differences between the Group’s effective tax rates and the statutory income tax rate for the U.S in the period is reconciled as follows:

	2000	2001	2002

Statutory income tax rate	35.0%	35.0%	35.0%
Increase in rate resulting from:
Permanent differences	4.5	(10.3)	(1.9)
Effect of brought forward losses utilized (U.K.)	(10.7)	3.8	—
Effect of brought forward losses utilized (U.S.)	(27.3)	14.6	2.3
U.S. State and local tax effects	3.1	(3.6)	(1.7)
Non U.S. tax effects	(0.7)	(0.4)	(0.9)
Exceptional items	—	(49.9)	(36.8)
Operating losses carried forwards	4.5	(1.8)	(2.3)
Other, net	(3.8)	2.1	0.7
Effect of adjustments in respect of prior years	—	—	4.4

Effective tax rate	4.6%	(10.5)%	(1.2)%

The reconciliation is performed to the U.S. Federal tax rate as the majority of the Group’s profits are earned in that jurisdiction.

(e) The adoption of FRS19 “Deferred tax” has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, all prior period results have been restated as though FRS19 had been applied throughout the relevant periods as follows:

	September 30, 2000	September 29, 2001
	(restated)	(restated)
	(in millions)

Deferred tax provision as previously reported	£—	£—
Adjustment to deferred tax in respect of timing differences	£31.7	£26.9

Deferred tax asset restated	£31.7	£26.9

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

10. Tax on profit/(loss) on ordinary activities (continued)

(f) Analysis of deferred tax asset

	September 29, 2001	September 28, 2002
	(in millions)
US revenue losses	£9.0	£9.8
Warranties	11.9	11.5
Other short-term timing differences	14.0	11.7

	34.9	33.0
Accelerated capital allowances	(8.0)	(7.7)

	£26.9	£25.3

Deferred tax liabilities are recognized in full. Deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered.

Potential deferred tax assets not recognized on the balance sheet are as follows:

	September 29, 2001	September 28, 2002
	(restated)
	(in millions)
Revenue losses	£79.0	£78.8
Other	25.9	17.1

Total potential tax asset not recognized	£104.9	£95.9

In addition the Group has surplus ACT carried forward of £12.6 million (2001: £12.6 million).

At the year end, the Directors expect that it will take some time for certain assets, principally the unrecognized US revenue losses, to be recovered and currently do not anticipate circumstances in which the other unrecognized assets would be recovered.

The Group has the following losses available for offset against future profits:

	September 29, 2001	September 28, 2002
	(restated)
	(in millions)
United Kingdom losses	£85.0	£72.3
United States losses	190.9	184.9
Other territories	8.9	6.2

	£284.8	£263.4

The U.S. losses fully expire in stages through Fiscal 2010 and losses in the U.K. and other territories do not expire.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

10. Tax on profit/(loss) on ordinary activities (continued)

(g) Analysis of movement in deferred tax asset in the period is as follows:

	September 29, 2001	September 28, 2002
	(restated)
	(in millions)
Balance at the beginning of the period	£31.7	£26.9
Credited/(charged) to the profit and loss account	(4.8)	0.8
Disposals	—	(1.0)
Currency realignment	—	(1.4)

	£26.9	£25.3

11. Equity dividends

	2000	2001	2002
	(in millions)
Interim, nil p net per ordinary share (2000: 4.4p net, 2001: 2.0p net)	£10.8	£4.8	£—
Final, nil p net payable per ordinary share (2000: 9.35p, 2001: nil p net)	23.1	—	—

	£33.9	£4.8	£—

12. Earnings/(loss) per share

	2000	2001	2002
	(restated)	(restated)
		(in millions)
Profit/(loss) for the period	£79.5	£(120.7)	£(87.0)
CULS finance costs	0.1	—	—

	£79.6	£(120.7)	£(87.0)

	2000	2001	2002
	(restated)	(restated)
		(in millions)
Basic weighted average number of shares	288.9	307.3	351.0
Dilutive effect of:
-employee share options	1.9	0.2	—
-share save options	1.1	0.2	—
-CULS	17.7	—	—

Diluted weighted average number of shares	309.6	307.7	351.0

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

12. Earnings/(loss) per share (continued)

	2000	2001	2002
	(restated)	(restated)
		(in pence)
Basic earnings/(loss) per share	27.5	(39.3)	(24.8)
Effect per share of exceptional items	(1.1)	15.5	15.9
Effect per share of goodwill amortization and impairment	7.4	40.1	19.3

Adjusted basic earnings per share	33.8	16.3	10.4

Diluted earnings/(loss) per share	25.7	(39.3)	(24.8)
Effect per share of exceptional items	(1.0)	15.5	15.9
Effect per share of goodwill amortization and impairment	6.9	40.1	19.3

Adjusted diluted earnings per share	31.6	16.3	10.4

Adjusted earnings per share before exceptional items (Note 6) and goodwill amortization (Note 3d) are disclosed to reflect the underlying performance of the Group. The earnings/(loss) per share information presented above has been restated in light of the Company’s rights offering in April 2002 and the implementation of FRS 19.

13. Intangible fixed assets – goodwill

	2001	2002
	(in millions)
Cost:
At the beginning of the period	£439.1	£460.6
Additions
-acquisitions in the period (Note 25(b))	20.4	—
-adjustments to prior period goodwill	—	1.7
Disposals of subsidiary entities	(2.7)	—
Currency realignment	3.8	(12.3)

At the end of the period	460.6	450.0

Amortization:
At the beginning of the period	26.4	150.4
Provided during the period	23.0	19.0
Provision for impairment (see Note 6)	100.0	48.9
Disposals of subsidiary entities	(0.4)	—
Currency realignment	1.4	(3.7)

At the end of the period	150.4	214.6

Net book value at end of the period	£310.2	£235.4

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

14. Tangible fixed assets

	2001 Total	Land and buildings	Plant and equipment	Assets under Construction	2002 Total
	(in millions)
(a) Cost:
At the beginning of the period	£345.5	£77.1	£171.6	£2.8	£251.5
Additions	23.7	2.8	5.2	3.4	11.4
Acquisitions	5.0	—	—	—	—
Disposals	(13.0)	(0.4)	(6.7)	(0.7)	(7.8)
Disposals of subsidiary entities or businesses	(101.9)	(9.2)	(32.7)	(0.1)	(42.0)
Reclassifications and transfer to current assets	(8.5)	—	2.3	(2.7)	(0.4)
Currency realignment	0.7	(2.5)	(5.7)	(0.2)	(8.4)

At the end of the period	251.5	67.8	134.0	2.5	204.3

Depreciation:
At the beginning of the period	173.7	22.7	117.4	—	140.1
Provided during the period	22.7	3.2	12.5	—	15.7
Acquisitions	2.6	—	—	—	—
Disposals	(7.3)	(0.2)	(6.7)	—	(6.9)
Reclassifications and transfer to current assets	(2.1)	—	(0.3)	—	(0.3)
Disposals of subsidiary entities or businesses	(49.8)	(2.3)	(25.2)	—	(27.5)
Currency realignment	0.3	(0.8)	(4.0)	—	(4.8)

At the end of the period	140.1	22.6	93.7	—	116.3

Net book value at the end of the period	111.4	45.2	40.3	2.5	88.0

Net book value at the beginning of the period	£171.8	£54.4	£54.2	£2.8	£111.4

The net book value of land and buildings comprises:
Freehold	£48.5				£37.7
Short leasehold	5.9				7.5

	£54.4				£45.2

Plant and equipment net book value includes £0.3 million (2001: £0.7 million) of leased assets. Land and buildings net book value includes £1.5 million (2001: £nil) of leased assets.

(b) Capital commitments as at September 28, 2002:
Contracted commitments for future capital expenditures (in millions)	£1.1

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

15. Fixed assets investments

	2001 Total	Joint ventures and associates			Other unlisted Investments	Own shares	2002 Total
		Share of net assets	Goodwill	Total
	(in millions)
At the beginning of the period	£7.5	£2.0	£1.2	£3.2	£2.0	£2.4	£7.6
Acquisitions and additions/earnings	0.2	0.1	—	0.1	—	—	0.1
Disposals	(0.1)	—	—	—	—	—	—

At the end of the period	7.6	2.1	1.2	3.3	2.0	2.4	7.7

Amounts written off:
At the beginning of the period	0.3	—	—	—	0.3	1.1	1.4
Written off in the period	1.1	—	0.1	0.1	—	0.3	0.4

At the end of the period	1.4	—	0.1	0.1	0.3	1.4	1.8

Net book value at the end of the period	£6.2	£2.1	£1.1	£3.2	£1.7	£1.0	£5.9

Own shares comprise 1,269,341 ordinary shares of the Company (2001: 1,269,341), held in an independently managed Executive Share Option Plan (“ESOP trust”). The market value of the shares held by the trust at 28 September 2002 was £0.6 million, a value below cost value. The Directors do not consider this diminution in value to be permanent and therefore no further provision is deemed necessary.

16. Stocks

	2001	2002
	(in millions)
Raw materials and consumables	£42.2	£29.5
Work in progress	15.7	8.0
Finished goods	36.4	31.6

	94.3	69.1
Property	11.3	8.6

	£105.6	£77.7

At the period end the Directors were not aware of any significant difference between book value and replacement value of stocks.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

17. Debtors

	2001	2002
	(in millions)
Trade debtors (less allowance for doubtful accounts of £5.7 million at 2001, and £5.6 million at 2002)	£149.6	£108.1
Other debtors	23.6	14.5
Prepayments and accrued income	4.3	4.8
Current tax	3.2	—

	180.7	£127.4
Vendor loan note	20.0	—

	£200.7	£127.4

The vendor loan note was received in June 2001 as part of the consideration for the Magnet disposal (see note 6(b)). The note was repaid during fiscal 2002 including an early repayment penalty of £0.4 million.

18. Creditors falling due within one year

	2001	2002
	(in millions)
(a) Borrowings:
Term loan	£—	£32.7
Deferred financing costs	(1.1)	(2.8)
Bank loans and overdrafts	2.7	3.2
Other current borrowings	0.7	0.1
Obligations under finance leases (Note 28)	0.1	0.2

	£2.4	£33.4

	2001	2002
	(in millions)
(b) Other creditors:
Trade creditors	£81.8	£55.8
Other creditors	27.2	15.3
Current tax	21.5	12.3
Other taxes and social security	2.9	2.6
Accruals and deferred income	91.7	97.8

	£225.1	£183.8

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

19. Creditors falling due after more than one year

	2001	2002
	(in millions)
10 3/8% senior subordinated loan notes	£—	£100.0
Term loan	—	111.4
Revolving multi-currency loan facility	387.5	—
Deferred financing costs	(2.9)	(8.5)
Other loans	13.1	9.6
Obligations under finance leases (Note 28)	1.2	1.6

Total (Note 20)	£398.9	£214.1

20. Total borrowings

	2001	2002
	(in millions)
10 3/8% senior subordinated loan notes	£—	£100.0
Term loan	—	144.1
Revolving multi-currency loan facility	387.5	—
Deferred financing costs	(4.0)	(11.3)
Bank loans and overdrafts	3.2	3.2
Other loans	13.3	9.7

	400.0	245.7
Obligations under finance leases	1.3	1.8

	£401.3	£247.5

Due within one year	£2.4	£33.4
Due after more than one year	398.9	214.1

	£401.3	£247.5

An analysis of the maturity of debt is given in note 21.

On February 20, 2002 the Group announced new financing arrangements to replace the existing multi-currency revolving credit facility. This included a new committed senior credit facility consisting of a five year amortizing $300 million term loan which bears interest at 2.5% above LIBOR, a six year $70 million term loan which bears interest at 3.5% above LIBOR, a five year $85 million revolving multi-currency facility which bears interest at 2.5% above LIBOR and a 10 year £150 million bridge facility which bore interest at 6.75% above LIBOR.

The lenders under our senior secured credit facilities have a general lien over most of our assets and a pledge of the stock of most of our operating subsidiaries. The facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, minimum ratios of EBITDA to senior interest costs, maximum ratios of total net debt to EBITDA, maximum ratios of total net senior debt to EBITDA and a minimum tangible net worth. The facilities also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens.

On March 26, 2002 the Company received the proceeds of a £100 million senior subordinated note issue, priced at 10-3/8%, maturing in April 2012. The net proceeds were applied in part repayment of the bridge facility. On April 9, 2002, the Company completed a gross £75.1m three for five underwritten rights issue. The net proceeds were applied in part to repay in full the balance of the bridge facility and in part against the senior credit facility. Full syndication of the senior credit facilities was completed in July 2002.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

20. Total borrowings (continued)

During the year the $300 million term loan has been reduced to $153.7 million by applying $23.0 million from the rights issue proceeds, $115.1 million from the net proceeds of disposals and $8.2 million from operating cash flow (in accordance with the schedule of repayments) against the facility.

The Group enters into interest rate swaps and forward rate agreements to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group’s interest charge. At September 28, 2002, the Group had interest rate swaps outstanding with an aggregate value of $183.0 million of which $43.0 million have not yet commenced.

The Group has also entered into cross-currency swaps to change the underlying currency profile of the debt. Two contracts have been entered into to exchange an aggregate of £60.0 million for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the assets.

Other loans consist primarily of £10.7 million of Industrial Revenue Bonds (IRBs) (2001: £11.3 million) offset by a favorable revaluation of cross currency swaps used to hedge debt of £2.3 million. The IRBs are at favorable rates of interest, set periodically by reference to market rates. These bonds incurred rates of interest between 1.9% and 6.1% during the period.

21. Financial instruments

The Group treasury function of Enodis is responsible for ensuring the availability and flexibility of funding arrangements in order to meet the ongoing requirements of the Group. In addition, it is responsible for managing the interest rate risks, liquidity risks and foreign exchange risks of the Group. Appropriate policies that regulate the activity of the Group treasury function are in place and have been approved by the Board. The Group treasury function, in turn, has implemented policies and guidelines to regulate the activities of subsidiary companies.

Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group’s policy not to hedge profit and loss account foreign exchange translation exposures. The Group’s US dollar denominated interest cost provides a partial hedge to the Group’s results. Enodis has significant capital employed in overseas operations. As a result, the Group’s balance sheet can be affected by movements in foreign exchange rates. The Group has a policy to hedge at least 50% of this risk to limit the impact of currency movements. Accordingly, we have loans in the same currencies as the capital employed in the Group’s main overseas operating units. Cross currency swaps are also used to convert the currency of the Group’s borrowings to such functional currencies.

The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group uses interest rate swaps to generate the desired interest profile and to manage the Group’s exposure to interest rate fluctuations. As at September 28, 2002, the Group had gross borrowings of £258.8 million; £100 million of these borrowings were fixed through the senior notes and a further £90.2 million was fixed for a period greater than one year using interest rate swaps. Together with other minor fixed rate borrowings, these represent 76% of the Group’s total borrowings. The remaining £63.3 million (24%) of borrowings remains floating.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

21. Financial instruments (continued)

(a) Maturity profile of financial liabilities

	Bank Borrowings and debentures	Other	2001 Total	Bank borrowings and debentures	Other	2002 Total
	(in millions)
Within one year or less or on demand	£1.6	£0.8	£2.4	£35.9	£(2.5)	£33.4
More than one year but not more than two years	384.6	1.1	385.7	30.2	(1.5)	28.7
More than two years but not more than three years	0.5	0.2	0.7	33.8	(1.3)	32.5
More than three years but not more than four years	—	—	—	2.3	0.8	3.1
More than four years but not more than five years	—	2.1	2.1	—	1.6	1.6
More than five years	—	10.4	10.4	45.1	103.1	148.2

Gross financial liabilities	£386.7	£14.6	£401.3	£147.3	£100.2	£247.5

In the maturity analysis of the Group’s financial liabilities, “Other” includes liabilities shown as other creditors and obligations under finance leases offset by deferred financing assets of £11.3m analyzed by maturity.

Debt more than five years of £148.2 million (2001: £10.4 million) principally comprises senior subordinated notes of £100.0 million maturing in 2012 and term loans of £45.1 million maturing in 2008.

The Group had the following undrawn borrowing facilities at the end of the period:

	2001	2002
	(in millions)
Expiry date
In more than two years	£106.9	£42.7

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

21. Financial instruments (continued)

(b) Interest rate profile: financial liabilities

	Total	Floating rate	Fixed rate	Non-interest bearing	Fixed weighted average interest Rate	Weighted average period at fixed Rate
						(Years)
	(in millions, except percentages and years)
Financial liabilities
Sterling	£11.2	£11.2	£—	£—	—%	—
U.S. dollar	349.6	280.7	68.9	—	6.3	1.2
Euro	39.4	39.4	—	—	—	—
Other	1.1	0.7	0.4	—	8.5	2.2

At September 29, 2001	£401.3	£332.0	£69.3	£—	6.3	1.2

Sterling	£29.2	£0.4	£40.1	£(11.3)	10.4	9.5
U.S. dollar	192.0	62.9	129.1	—	7.6	3.9
Euro	26.3	—	26.3	—	10.2	9.4
Other	—	—	—	—	—	—

At September 28, 2002	£247.5	£63.3	£195.5	£(11.3)	8.5%	5.8

The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates. The fixed rate financial liabilities comprise the senior notes, interest rate swaps and other minor fixed rate borrowings.

(c) Interest rate profile: financial assets

	Total	Floating rate	Non-interest bearings
		(in millions)
Sterling	£27.0	£22.7	£4.3
U.S. dollar	12.1	11.5	0.6
Euro	14.9	10.3	4.6
Other	7.4	7.3	0.1

At September 29, 2001	£61.4	£51.8	£9.6

Sterling	46.4	43.5	2.9
US Dollar	13.3	11.2	2.1
Euro	9.8	5.3	4.5
Other	4.9	4.7	0.2

At September 28, 2002	£74.4	£64.7	£9.7

The non-interest bearing financial assets mainly comprise equity return investments and uncleared receipts.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

21. Financial instruments (continued)

(d) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities at the period end.

	2001		2002
	Book value	Fair value	Book value	Fair value
	(in millions)
Primary financial instruments held or issued to finance the Group’s operations:
Short term borrowings and current portion of long term borrowings	£(1.6)	£(1.6)	£(33.4)	£(33.4)
Long term borrowings	(385.1)	(385.1)	(111.4)	(111.4)
Cash at bank and in hand	39.4	39.4	72.7	72.7
Other unlisted investments	1.7	1.7	1.7	1.7
Vendor loan note	20.0	20.0	—	—
Other loans and finance leases	£(14.6)	£(14.6)	£(102.7)	£(102.7)

	2001		2002
	Book value	Fair Value	Book value	Fair Value
	(in millions)
Derivative financial instruments held or issued to manage the interest rate and currency profile:

Interest rate swaps and similar instruments	£—	£(4.9)	—	£(5.0)
Forward foreign currency contracts	4.3	4.3	2.3	2.3

The fair value of short term deposits and borrowings and current portion of long term borrowings approximates to the carrying amount because of the short term maturity of these instruments.

The fair value of the long term borrowings approximates the carrying value due to the debt being subject to floating rates or short term fixed rates.

The fair value of cash at bank and in hand as well as trade debtors and creditors approximates to the carrying value due to the short term nature of the items.

The fair value of the interest rate swaps and foreign exchange contracts has been estimated by reference to prices available from the markets on which the instruments are traded. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

21. Financial instruments (continued)

(e) Hedging

As explained above, the Group’s policy is to hedge the following exposures:

-Interest rate risk - using interest rate swaps, caps and collars and forward rate agreements.

-Balance sheet translation risk - using forward foreign exchange contracts and borrowings in functional currencies.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is likely to be recognized.

Unrecognized gains and losses on instruments used for hedging are as follows:

	Gains		Losses
	2001	2002	2001	2002
	(in millions)
Unrecognized gains and losses on hedges to the period end	£4.3	£2.3	£(4.9)	£(5.0)

During 2002, the Group used various interest rate hedging instruments to manage its exposure to interest rate changes on long term debt. These were interest rate swaps and forward rate agreements.

The interest rate swaps involve the exchange of variable interest rate payments for fixed interest rate payments without exchanging the notional principal amount. At September 28, 2002, the Group had interest rate swaps outstanding denominated in US dollars, maturing on various dates from November 10, 2003 through September 20, 2005 with an aggregate notional principal of $183 million (£117.8 million). Under these contracts, the Group pays interest at interest rates ranging from 3.55% to 4.74% and receives interest at floating rates based on three month LIBOR.

The fair value of such contracts is estimated based on quoted market prices of the same or similar issues available. Unrealized losses on such agreements were £4.9 million and £5.0 million at September 29, 2001, and September 28, 2002, respectively. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. The Group is subject to credit risk in the event of a default by counterparty. The Group mitigates this risk by using major financial institutions with high credit ratings.

At September 29, 2001 and September 28, 2002, the Group had foreign currency forward contracts to buy £96.6 million and £57.7 million, respectively, and sell £nil million and £5.4 million, respectively, in foreign currency. The fair value of the forward contracts is the amount that the Group would receive or pay to terminate the contracts. In order to terminate these agreements, the Group would have incurred a gain of £4.3 million and gain of £2.3 million at September 29, 2001 and September 28, 2002, respectively.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

21. Financial instruments (continued)

(f) Currency profile

The main functional currencies of the Group are Sterling and U.S. dollar. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating units involved.

	Sterling	U.S. dollar	Other European currencies	Other	2001 Total	Sterling	U.S. dollar	Other European currencies	Other	2002 Total
	(in millions)
Sterling	£—	£0.1	£1.2	£—	£1.3	£—	£—	£—	£0.1	£0.1
U.S. dollar	—	—	—	—	—	—	—	—	0.5	0.5
Currencies	—	0.2	0.7	—	0.9	—	—	—	—	—
Other	—	1.6	—	—	1.6	—	1.4	—	—	1.4

	£—	£1.9	£1.9	£—	£3.8	£—	£1.4	£—	£0.6	£2.0

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

22. Provisions for liabilities and charges

	Property	Pensions and other Deferred employee benefits	Warranty	Restructuring	Total
	(in millions)
Analysis of movement in provisions:

At September 30, 2000	£1.0	£26.4	£16.7	£1.5	£45.6
Charged to profit and loss account	0.1	0.3	0.6	—	1.0
Charged to profit and loss account exceptional items	2.0	0.2	8.5	31.1	41.8
Utilized	(0.3)	(0.9)	—	(14.5)	(15.7)
Transfer (to)/from other balance sheet categories	1.8	(2.7)	(3.4)	(10.5)	(14.8)
Currency realignment	—	0.8	0.1	0.3	1.2

At September 29, 2001	4.6	24.1	22.5	7.9	59.1
Charged to profit and loss account	—	0.3	—	—	0.3
Charged to profit and loss account exceptional items	—	—	—	(0.5)	(0.5)
Utilized	(1.1)	(0.3)	(0.3)	(5.1)	(6.8)
Transfer to other balance sheet categories	—	(2.8)	—	—	(2.8)
Disposals	—	(0.3)	(1.4)	(1.0)	(2.7)
Currency realignment	—	(0.9)	(1.4)	—	(2.3)

At September 28, 2002	£3.5	£20.1	£19.4	£1.3	£44.3

Property provisions relate primarily to lease payments under onerous contracts, primarily related to our discontinued operations.

Pension scheme details are set out in Note 26.

Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

Warranty provisions have been recognized for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

Restructuring costs relate mainly to costs associated with the charges described in Note 6 “Exceptional items”, and are expected to be utilized approximately within one year. Cash payments of £14.5 million were made in 2001 and £4.6 million in 2002.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

23. Called up share capital

	2001	2002	2001	2002
	(in millions, except share data)
(a) Number and value of shares:
Ordinary shares of 50p each
Authorized	344,200,000	600,000,000	£172.1	£300.0
Allotted, called up and fully paid	250,288,950	400,465,587	£125.1	£200.2

1,269,341 ordinary shares of the Company (2001: 1,269,341) are held in an independently managed Executive Share Option Plan (ESOP) trust. The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Company to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Company finances the ESOP trust by way of an interest free loan (Note 15) of £2.4 million.

The ESOP trust has waived the right to receive dividends on all shares held. Costs are borne by the sponsoring company and written off in the period in which they are incurred.

Ordinary shares
(b) Movement of ordinary shares during the period:
At September 30, 2000	250,074,985
Exercise of share options under the Sharesave Scheme (1992)	193,965
Exercise of share options under the Executive Scheme (1995)	20,000

At September 29, 2001	250,288,950
Exercise of share options under the Sharesave Scheme (1992)	2,042
Three for five rights issue	150,174,595

At September 28, 2002	400,465,587

The proceeds of the exercises of share options in the year to September 28, 2002 amounted to £2,287.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

23. Called up share capital (continued)

(c) Option schemes

During the year the Group has operated the following shareholder approved employee option schemes using new shares:

	Number of Options
	2001*	Granted	Exercised	Lapsed	2002
Sharesave Scheme (1992)**	1,527,102	Nil	2,042	1,402,179	122,881
Executive Scheme (1984)**	144,333	Nil	Nil	Nil	144,333
Executive Scheme (1995)**	3,679,645	Nil	Nil	1,142,593	2,537,052
Executive Scheme (2001)	4,634,884	6,604,174	Nil	1,845,822	9,393,236

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

23.  Called up share capital (continued)

The Group has outstanding at September 28, 2002, the following options to subscribe for ordinary shares:

	Year	Exercise Price Pence	Date from which exercisable	Last expiry date	Number*
Sharesave Scheme (1992)**	1996	128.58	01.09.03	01.03.04	16,681
	1997	90.69	01.09.02	01.03.03	7,607
	1998	164.13	01.09.03	01.03.04	2,101
	1998	164.13	01.09.05	01.03.06	17,106
	1999	156.03	01.09.02	01.03.03	13,253
	1999	156.03	01.09.04	01.03.05	25,950
	1999	156.03	01.09.06	01.03.07	2,590
	2000	209.64	01.09.03	01.03.04	8,478
	2000	209.64	01.09.05	01.03.06	23,332
	2000	209.64	01.09.07	01.03.08	5,783

					122,881

Executive Share Scheme (1984)**/***		77.00	03.02.96	03.02.03	76,556
		180.56	14.02.97	14.02.04	67,777

					144,333

Executive Share Scheme (1995)**/***		186.64	31.03.98	31.03.05	22,328
		150.61	22.07.99	22.07.06	54,339
		116.60	01.07.00	01.07.07	314,914
		151.82	28.11.00	28.11.07	314,684
		145.75	17.11.01	17.11.08	170,348
		212.88	28.07.02	28.07.09	796,527
		254.25	24.11.02	24.11.09	111,393
		260.73	03.07.03	03.07.10	657,675
		260.89	03.07.03	03.07.10	45,445
		170.04	21.12.03	21.12.10	24,700
		175.13	21.12.03	21.12.10	24,699

					2,537,052

Executive Share Scheme (2001)***		146.56	21.01.04	21.01.11	2,405,015
		170.41	21.01.04	21.01.11	135,737
		146.56	12.06.04	12.06.11	50,507
		81.78	10.09.04	10.09.11	444,063
		147.00	21.03.05	21.03.12	1,004,018
		85.50	21.03.05	21.03.12	5,092,630
		50.00	09.08.05	09.08.12	261,266

					9,393,236

*The number of options as at September 29, 2001 have been restated to reflect the adjustment applied during the year pursuant to the rules of the schemes following the rights issue announced by the Company on February 20, 2002.
**No further options can be granted under this Scheme.
***Exercise dates are subject to performance conditions being achieved.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

23.  Called up share capital (continued)

The maximum aggregate number of shares over which options may currently be granted under all schemes cannot exceed 10% of the nominal share capital of the Company on the date of grant. At September 28, 2002, a total of 25,994,449 options were available for grant under all schemes.

24.  Reserves

Movements on reserves during the year were as follows:

	Share premium account	Profit and loss Account (restated)
	(in millions)
At September 30, 2000	£238.9	£(118.4)
Retained loss for the year	—	(125.5)
Negative goodwill written back on disposal of subsidiaries	—	(4.4)
Shares issued	0.1	—
Currency realignment	—	(1.7)

At September 29, 2001	239.0	(250.0)
Retained loss for the year	—	(87.0)
Goodwill written back on disposal of subsidiaries	—	65.1
Costs relating to the issue of shares	(4.8)	—
Foreign currency translation adjustment (note a)	—	(5.7)

At September 28, 2002	£234.2	£(277.6)

(a)
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

(b)	Goodwill written off directly against profit and loss reserve amounts to £270.8 million (2001: £335.9 million).

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

25. Acquisitions

(a)	2000

1.	Subsidiaries acquired

During the 52 weeks ended September 30, 2000, the Group acquired the following companies:

-	Merrychef Limited (“Merrychef”) June 2000; and

-	Total Cellar System now named Scotsman Response Limited (“Scotsman Response”), January 2000 and subsequently sold in Fiscal 2001.

Both acquired companies were accounted for using the purchase method of accounting.

2.	Net assets acquired, purchase consideration and goodwill

The following table explains the fair value, by major category, and the goodwill arising on the aforementioned acquisitions.

	Merrychef	Scotsman response	Total
	(in millions)
Tangible fixed assets	£0.4	£0.7	£1.1
Stocks	0.6	0.3	0.9
Trade debtors	1.4	1.0	2.4
Trade creditors	(0.9)	(0.2)	(1.1)
Other liabilities	(1.2)	(0.9)	(2.1)
Net debt	(0.1)	(0.8)	(0.9)

Fair value of assets acquired	0.2	0.1	0.3

Consideration:
Paid in cash	16.7	2.1	18.8
Fees	0.2	—	0.2
Loan notes issues	—	0.7	0.7

Total	16.9	2.8	19.7

Goodwill arising	£16.7	£2.7	£19.4

There were no significant adjustments to the book value of assets acquired. Deferred consideration and costs of £28.8 million accrued in 1999 in respect of the Scotsman acquisition, were paid in 2000. This amount has been included in the “Acquisitions and disposals” section of the 2000 cash flow. The impact of the acquisitions in 2000 was not material to turnover, profit for the period, or basic and diluted earnings per share.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

25.	Acquisitions (continued)

(b)	2001

On November 11, 2000, the Group acquired the entire share capital of Jackson MSC, Inc (“Jackson”), for consideration of $36.2 million including costs. Jackson is principally involved in the manufacturing and supply of industrial dishwashing equipment.

The Company was accounted for using the purchase method of accounting. Details of the acquisition are shown in the table below. Provisional fair value adjustments reflect the circumstances and conditions at the date of acquisition and principally relate to the write-off of obsolete stock, additional cost accruals and the write-off of goodwill carried on the balance sheet.

	Book value	Fair value Adjustment	Total
	(in millions)
Goodwill	£0.6	£(0.6)	£—
Fixed assets	2.4	—	2.4
Stock	5.0	(0.6)	4.4
Other current assets	1.4	(0.3)	1.1
Current liabilities	(2.0)	(0.3)	(2.3)
Loans	(0.7)	—	(0.7)

Net assets/(liabilities) acquired	£6.7	£(1.8)	£4.9

Consideration:
Paid in cash			24.4
Costs			0.9

Total			25.3

Goodwill arising			£20.4

The subsidiary acquired during the year contributed £2.9 million to the Group’s net operating cash flows, paid no interest or taxation and utilized £0.4 million net for capital expenditure.

The Group made other acquisitions totaling £0.5 million in 2001.

The impact of the acquisitions in 2001 was not material to turnover, profit for the period or basic and diluted earnings per share.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

26.  Group pension schemes and other post retirement medical schemes

The Group operates a number of pension schemes of both the defined benefits and defined contribution type. The total pension cost for the period was £3.6 million (2001: £4.5 million, 2000: £4.7 million). There is a provision for pension costs of £8.0 million (2001: £9.7 million) in the balance sheet as at September 28, 2002 arising from the accumulated difference between the contributions paid and the corresponding pension costs.

The total employer contributions payable to the Group defined contributions schemes over the period and included in the expense figure quoted above was £4.4 million (2001: £3.1 million, 2000: £2.7 million). At September 28, 2002, there were no outstanding/prepaid contributions (2001: £ nil).

In addition, the total cost for the post retirement medical schemes in the US was £0.3 million (2001: £0.3 million, 2000: £0.3 million). There is a provision for post retirement medical schemes in the balance sheet as at 30 September 2002 of £3.2 million (2001: £3.2 million).

The Group currently accounts for pensions and other post retirement benefits under SSAP24. Under the transitional arrangements for FRS17, the Group is required to provide additional disclosures relating to its pension and other post retirement medical schemes. These follow the SSAP24 disclosures below.

The pension costs and balance sheet entries included in the accounts and disclosed in the notes to the financial statements have been prepared by independent, qualified actuaries.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

26.  Group pension schemes and other post retirement medical schemes (continued)

SSAP 24

a)
A small number of the Group’s full time U.K. employees as at September 28, 2002 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the U.K. is the Berisford (1948) Pension Scheme (“the Berisford Scheme”). A valuation was carried out by a qualified independent actuary at March 31, 2001 using the attained age method. Following the valuation it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries. The main financial assumptions used in the valuation are set out below:

Investment returns	5.5% p.a.
Increase in:
Salaries	4.5% p.a.
Present and future pensions	5.0% p.a.

The total market value of the Berisford Scheme’s assets at the last valuation date was £86.4 million. The funding level after allowing for future increases in earnings, and using a market value of assets, was 117.9%.

b)	Enodis Corporation maintains a 401(k) plan which covers most of its employees. This is a defined contribution arrangement.

c)
Scotsman Industries maintains a number of pension and 401(k) plans which cover substantially all of its employees. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the Employee Retirement Income Security Act of 1974.

The last valuation of the main defined benefit plan was as at January 1, 2001. No employer contributions are currently being paid to this arrangement.

The following main assumptions were used to develop net pension costs for pension plans in the USA in the 52 weeks ended September 28, 2002:

Discount rate	8.5% p.a.
Future salary increases	not applicable
Future pension increases	nil

The total market value of the total US plan assets as at September 28, 2002 was £22.5 million. The funding level of the funded US plans as a percentage of accrued benefits, after allowing for future increases in earnings, and using a market value of assets, was 88%.

d)	Scotsman Industries also operates two post retirement medical plans. Pension expense for the year has been calculated using the FRS17 assumptions as at September 29, 2001 disclosed below.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

26.  Group pension schemes and other post retirement medical schemes (continued)

FRS17

In the U.K., the figures for the Berisford Scheme have been based on a full actuarial valuation as at March 31, 2001, and the figures for the Whitlenge Drink Equipment Limited Retirement Benefit Scheme have been based on a full actuarial valuation as at June 28, 2002. For the pension and post retirement medical plans in the U.S., the figures have been based on full actuarial valuations as at January 1, 2002, updated to the current year-end. All valuations have been updated to the year end.

The assets in the Group’s defined benefit schemes and the expected rate of return were:

	Long term rate of return expected at September, 29 2001	Value at September 29, 2001	Long term rate of return expected at September 28, 2002	Value at September 28, 2002
	(in millions, except percentages)
Equities	6.9 – 10.2% p.a.	£ 62.5	6.4 – 8.5% p.a.	£ 46.6
Bonds	5.6 – 6.1% p.a.	35.4	4.9 – 6.4% p.a.	41.2
Property	6.5 – 6.9 %p.a.	9.8	6.4 – 7.3 %p.a.	2.7
Other	4.9 – 6.5% p.a.	5.0	4.2 – 4.3% p.a.	0.9

Total		£112.7		£ 91.4

The liabilities of the Group’s schemes were calculated using the key assumptions set out below.

	September 29, 2001	September 28, 2002
	(% p.a.)
Discount rate	6.1-7.5	5.4–6.8
Rate of increase in salaries	4.5	3.8
Rate of increase in pensions in payment	5.0	5.0
Rate of increase in pensions in deferment	3.0	2.3
Medical cost inflation	5.0-6.5	5.0-10.0
Price inflation	2.8-3.0	2.3

The balance sheet position for the Group’s schemes as calculated under FRS17 at the year-ends are as follows:

	September, 29 2001	September 28, 2002
	(in millions)
Fair value of assets	£112.7	£91.4
Present value of scheme liabilities	(113.0)	(111.9)

Deficit in the scheme	(0.3)	(20.5)
Unrecognizable deficit in the scheme	(0.7)	—

Net pension liability	£(1.0)	£(20.5)

At September 28, 2002, the total net pension asset/(liability) for pension plans with assets in excess of liabilities was £ nil (2001: £6.6 million), and (£16.4 million) (2001: (£4.8 million)) for pension plans with liabilities in excess of assets.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

26.    Group pension schemes and other post retirement medical schemes (continued)

If the above pension and other post retirement liabilities were recognized in the financial statements at September 28, 2002, the Group’s profit and loss reserve would be as follows:

	September 29, 2001	September 28, 2002
	(in millions)
Profit and loss reserve excluding pension and post retirement benefit liability	£(250.0)	£(280.1)
Pension and post retirement benefit provision	(1.0)	(20.5)

Profit and loss reserve including pension and post retirement benefit liability	£(251.0)	£(300.6)

Analysis of the amount charged/(credited) to operating profit over 2001/2002:

(in millions)
Current service cost	£0.7
Past service cost	0.5
Previously unrecognized surplus deducted from above	(0.5)

Total operating charge	£0.7

Analysis of other amounts that would have been charged/(credited) to profit and loss account over 2001/2002:
(in millions)
Loss arising from settlements or curtailments	£1.3
Previously unrecognized surplus deducted from above	(0.2)

Total loss arising from settlements and curtailments	£1.1

Analysis of the amount that would have been charged/(credited) to other finance income over 2001/2002:

(in millions)
Expected return in pension plan assets	£7.6
Interest on pension plan liabilities	(6.9)

Net return	£0.7

Net cost (operating charge plus other amounts less finance income) over 2001/2002:

(in millions)
Net cost	£2.5

Analysis of amount that would have been recognized in statement of total recognized gains and losses (STRGL) over 2001/2002:

(in millions)
Loss - actual return less expected return on pension assets	£(14.0)
Experience losses arising on the liabilities	(0.1)
Loss arising from changes in assumptions underlying the present value of the liabilities	(4.9)

Actual loss recognized in STRGL	£(19.0)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

26.    Group pension schemes and other post retirement medical schemes (continued)

Movement in deficit over 2001/2002:

(in millions)
Deficit at the beginning of the year	£(0.3)
Unrecognizable deficit at the beginning of the year	(0.7)

Recognizable deficit at the beginning of the year	(1.0)
Movement in the year:
Current service cost	(0.7)
Contributions and benefit payments	0.5
Settlement loss (after deducting from unrecognizable surplus)	(1.1)
Other finance income	0.7
Actuarial loss	(19.0)
Foreign currency movements	0.1

Total deficit at end of year	£(20.5)

Experience gains and losses over 2001/2002:

(in millions)
Difference between expected and actual return on assets	£(14.0)
Percentage of assets	(15%)

Experience gains and losses on liabilities	£(0.1)
Percentage of the present value of the liabilities	0%

Total amount recognized in statement of total recognized gains and losses	£(19.0)
Percentage of the present value of the liabilities	17%

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

27.    Contingencies

Our subsidiary, Enodis Corporation, and one of its subsidiaries have been named in a number of lawsuits pending in Texas, California and Indiana in which the plaintiffs seek to hold Enodis Corporation liable, as the “alter ego” of its former subsidiary, Consolidated Industries Corp., for the debts and other liabilities of Consolidated. Consolidated designed and manufactured home furnaces that the plaintiffs allege were defective. Enodis Corporation sold the stock of Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. The plaintiffs in these actions include Daniel L. Freeland, in his capacity as trustee of the bankruptcy estate of Consolidated; Amana, LLC; Bard Manufacturing Company; KB Home; Shapell Industries, Inc.; and Shea. In addition to the alter ego claim, Freeland asserts a variety of bankruptcy and equitable claims seeking to recover up to $30 million paid by Consolidated to Enodis Corporation between 1988 and 1998 and an additional $30 million representing the principal amount of a promissory note issued by Consolidated to Enodis that was never paid but which was contributed in full back to the capital of Consolidated.

The action brought by Bard and Amana is scheduled for mediation in December 2002 and for trial in April of 2003. The actions by the Trustee are scheduled for two trials, one to commence in January 2003 and the other in February 2003. The parties recently filed cross motions for summary judgment on the claims to be tried in January 2003. We have thoroughly investigated all these claims and believe that the claims based on the alter ego theory, as well as the trustee’s bankruptcy and equitable claims, are without merit. We are therefore defending them vigorously.

Consolidated is a defendant in a certified class action in California state court, which claims that 153,000 furnaces manufactured by Consolidated were defective. Consolidated is also a defendant in a putative class action pending in Indiana state court in which the plaintiffs seek damages by reason of Consolidated’s design and manufacture of another 717,000 allegedly defective home furnaces. The Indiana plaintiffs have until January 24, 2003 to move to certify the class. Enodis Corporation is not a party to these class actions but has an interest in their outcome due to the alter ego claims.

On February 21, 2002, Consolidated entered into a stipulation of settlement of the California class action. The terms of the settlement were approved by the California state court after class members received notice of the proposed settlement and an opportunity to object to it. A notice of appeal was filed but has been dismissed, so that the court’s approval of the settlement has become final. The settlement remains subject to termination by the settlement class or by Consolidated for specified grounds through January 2003. Consolidated’s obligations under the settlement would be funded by Enodis and some of its insurance carriers. Approximately 63% of Enodis’ contribution has already been paid. If the settlement is implemented, the previous exposure of Consolidated of up to $600 million in respect of these furnaces would be substantially eliminated so that our only remaining exposure from this class action would be our remaining settlement contribution and any exposure to persons or entities who opt out of the settlement. The principal parties who have opted out are discussed below. We cannot promise you that the settlement will be implemented.

Two housing developers, Shea and Shapell, have “opted out” of the California class action settlement. Their lawsuits against Consolidated have been settled in principle, subject to negotiation of mutually acceptable settlement agreements, which will provide that Shea and Shappell will move to join the settlement of the California class action, will each receive benefits as a class member and may be paid additional amounts which will be funded by us and some of our insurance carriers. We cannot promise you that this settlement will be implemented.

Another California plaintiff, KB Home, has also “opted out” of the California class action settlement. KB Home has been unsuccessful in joining Enodis as a party to its lawsuit against Consolidated. KB Home continues to pursue its claims against Consolidated, and Consolidated is being defended by our insurers under a reservation of rights.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

The issue of whether Consolidated or Enodis Corporation has insurance coverage for some or all of these contingent liabilities is the subject of reservation of rights by a number of insurance carriers and is the subject of litigation. In addition, one of Enodis Corporation’s insurers, Employers’ Insurance of Wausau, defended Consolidated in the California class action and certain other claims asserted against Consolidated under a reservation of rights. Wausau has drawn $500,000 under a letter of credit posted by us and notified us that it is seeking reimbursement of an additional $3 million in defense costs and amounts it paid in settlement of claims against Consolidated. We are investigating this claim but we believe we have meritorious defenses.

During fiscal 2002, the putative class action brought against us by Janet Pearce on behalf of a class of homeowners having furnaces manufactured by Consolidated was withdrawn, without prejudice, and the action brought by the Trane Company against us was settled. We have described the details of these actions in previous SEC filings.

We have accrued in our financial statements an amount in respect of our estimate of the cost of defending these claims and the outcome of the defense or settlement of all these claims. Based upon our current assessments of these lawsuits and claims and cost of defending these claims, we believe that the defense and the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued for them. Therefore, we believe that the defense and resolution of these lawsuits will not have a material effect on our financial condition, liquidity or results of operations. However, the damages alleged in the lawsuits substantially exceed the estimate of, and accruals for, the potential exposure. We have notified our insurance carriers of these claims, and they have reserved their rights regarding them while at the same time cooperating with us in attempts to resolve them. The extent, if any, to which the potential liabilities would be covered by insurance is therefore unclear. Accordingly, if the dispositions of these lawsuits are ultimately adverse to us and are not the subject of insurance coverage, the outcomes could have a material adverse effect on our financial condition, liquidity and results of operations.

Our subsidiaries are routinely defendants in litigation regarding product liability claims. This litigation is generally covered by insurance.

The Group has given customary tax and other warranties and indemnities in respect of companies and businesses sold in previous years.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

28.    Lease obligations

Commitments-The Group leases certain of its offices, buildings, plant and equipment in some instances for periods in excess of 20 years with various renewal options. Rental expense under operating leases related to continuing businesses was £7.5 million in 2000, £7.3 million in 2001 and £7.4 million in 2002.

	2001	2002
	(in millions)
(a) The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year	£0.1	£0.2
Between one and two years	1.2	0.2
Between two and three years	0.1	0.1
Between three and four years	0.1	0.1
Between four and five years	—	0.2
Thereafter	—	1.3

	1.5	2.1
Finance charges allocated to future years	(0.2)	(0.3)

	£1.3	£1.8

Disclosed in the financial statements as:
Creditors due within one year (Note 18)	£0.1	£0.2
Creditors due after more than one year (Note 19)	1.2	1.6

	£1.3	£1.8

	2001	2002
	(in millions)
(b) Operating lease payments which the Group is committed to make during the next financial year are analyzed as follows:
Leases expiring:
Within one year	£2.5	£1.5
Between one and two years	3.4	0.9
Between three and five years	2.3	1.5
Thereafter	3.9	4.2

	£12.1	£8.1

2002
(in millions)
(c) Operating lease payments which the Group is committed to make are analyzed as follows:
Within one year	£8.1
Between one and two years	5.8
Between two and three years	5.3
Between three and four years	4.8
Between four and five years	4.7
Thereafter	40.9

£69.6

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

29. Principal subsidiaries and significant investment

	Country of incorporation	Percentage held at September 28, 2002		Details of holding of share capital
Food equipment
Castel MAC S.p.A.	Italy	100		8,300,000 0.52 Euro shares
Cleveland Range, LLC	USA	100		3,000 no par value common stock
Cleveland Range, Limited	Canada	100		32,449 Class A no par value shares
Convotherm Elektrogerate GmbH	Germany	91		1,394,044 Euro shares
Convotherm Limited	England	91		6,000 £1 ordinary shares
Convotherm Singapore Pte Ltd	Singapore	91		100,000 $1 shares
Enodis Corporation	USA	100		10 US$.01 par value common stock
Enodis Deutschland GmbH	Germany	100		50,000 0.52 Euro shares
Enodis France SA	France	100		7,500 16 Euro shares
Enodis Group Limited	England	100		700,000,001 £1 Ordinary Shares
Enodis Holdings Limited*	England	100		364,885,489 £1 Ordinary shares
Enodis Iberia SA	Spain	100		200 300 Euro shares
Enodis U.K. Limited	England	100		5,000 £1 ordinary shares
Frimont S.p.A.	Italy	100		16,000 516.46 Euro shares
Frymaster LLC	USA	100		n/a
Garland Commercial Industries, Inc.	USA	100		10 no par value common stock
Garland Commercial Ranges, Limited	Canada	100		2,000 no par value common stock
Guyon Productions SA	France	100		50,000 16 Euro shares
Hartek Awagem Vertriebsges m.b.H.	Austria	100		1 share of 120,000 Euros
Hartek Beverage Handling GmbH	Germany	100		1 share of 600,000 Euros
Jackson MSC Inc.	USA	100		100 shares no par value common stock
Kysor Industrial Corporation	USA	100		100 US$1 common stock
Lincoln Foodservice Products, Inc.	USA	100		1,000 no par value common stock
Merco/Savory, Inc.	USA	100		3,000 no par value common stock
Merrychef Holdings Limited	England	100		295,000 Class A ordinary shares
				205,000 £1 ordinary shares
Mile High Equipment Company	USA	100		200 no par value common stock
New Ton Food Equipment Limited	Thailand	99.9		1,959,995 Thai Baht ordinary shares
Scotsman Beverage Systems Ltd	England	100		8,397,517 £1 preference shares
Scotsman Group, Inc.	USA	100		1,000 US$1 common stock
Scotsman Ice Systems (Shanghai) Company Ltd	China	100		1 share of 2,150,000 US$ shares
Technyform Productions SA	France	100		2,500 15.24 Euro shares
The Delfield Company	USA	100		100 US$0.01 par value common stock
Vent Master (Europe) Limited	England	100		49,000 £1 ordinary shares
Viscount Catering Limited	England	100		1,500,000 £1 ordinary shares
Welbilt Manufacturing (Thailand) Limited	Thailand	50	†	9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, LP	USA	100		n/a
Whitlenge Drink Equipment	England	100		406,500,000 1p ordinary shares
		100		500,000 £1 deferred shares

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

29. Principal subsidiaries and significant investment (continued)

	Country of incorporation	Percentage held at September 28, 2002		Details of holding of share capital

Property
Enodis Property Developments Ltd	England	100		38,343,713 £1 ordinary shares
Enodis Investments Ltd	England	100		65,775,400 50p ordinary shares
		100		145,805,094 50p preferred ordinary shares

Investment
C. Czarnikow Limited	England	15	††	150,000 £1 ordinary shares

† Joint ventures accounted for using the equity method.
†† Unlisted fixed asset investment accounted for using the cost method.
* Held directly by the Company. All other operating subsidiaries are held through other subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain non-operating companies.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30.  Supplementary Information for U.S. Investors

Reconciliation to generally accepted accounting principles in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. (“U.K. GAAP”), which differ in certain significant respects from U.S. GAAP.

The following is a summary of the significant adjustments to operating profit/(loss) and net profit/(loss) for the period and equity shareholders’ funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences between U.K. GAAP and U.S. GAAP.

	Note		2000	2001	2002	2002 (Note 2)
			(restated)	(restated)
	(in millions)
Profit/(loss) as reported in accordance with U.K. GAAP			£79.5	£(120.7)	£(87.0)	$(135.3)
Items increasing/(decreasing) operating profit/(loss) in accordance with U.K. GAAP(*):
Goodwill amortization	(a	)	(16.5)	(16.6)	(13.5)	(21.0)
Goodwill impairment	(a	)	—	9.8	—
Depreciation	(b	)	1.6	—		—
Pension costs	(d	)	3.6	5.9	(2.5)	(3.9)
Sale/leaseback transactions	(e	)	(2.7)	(1.3)	0.1	0.2
Share option plans	(g	)	(3.0)	—	1.1	1.7
Restructuring	(h	)	—	0.4	(0.4)	(0.6)
Derivative instruments	(i	)	—	(0.6)	(4.0)	(6.2)
Loss contingency	(j	)	—	—	2.4	3.7
Other			—	0.5	(0.7)	(1.1)
Items increasing/(decreasing) other non-operating profit/(loss) in accordance with U.K. GAAP:
Deferred taxation	(c	)	(37.2)	8.1	(16.5)	(25.6)
Gain on sale of businesses	(f	)	—	0.8	18.0	28.0

Net profit/(loss) in accordance with U.S. GAAP			£25.3	£(113.7)	£(103.0)	$(160.1)

Net profit/(loss) in accordance with U.S. GAAP represented by:
Continuing operations			£9.1	£(150.7)	£(103.0)	$(160.1)
Discontinued operations (less applicable taxation)			16.2	7.1	—	—
Gain on sale of discontinued operations			—	29.9	—	—

Net profit/(loss) in accordance with U.S. GAAP			25.3	(113.7)	(103.0)	(160.1)
Other comprehensive loss–Minimum pension liability			—	—	(31.8)	(49.4)
Other comprehensive income/(loss)–Foreign currency items			4.7	2.4	(4.6)	(7.2)

Total comprehensive income			£30.0	£(111.3)	£(139.4)	$(216.7)

(*)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30.  Supplementary Information for U.S. Investors (continued)

Earnings per share	Note		2000		2001		2002		2002 (Note 2)
			(restated)		(restated)

Basic profit/(loss) per ordinary share in accordance with U.S. GAAP:
Income/(loss) from continuing operations	(k	)	3.2	p	(49.0	)p	(29.3	)p	$(0.46)
Gain on sale of discontinued operations	(k	)	—		9.7	p	—		—
Income from discontinued operations	(k	)	5.6	p	2.3	p	—		—

			8.8	p	(37.0	)p	(29.3	)p	$(0.46)

Diluted profit/(loss) per ordinary share in accordance with U.S. GAAP:
Income/(loss) from continuing operations	(k	)	2.9	p	(49.0	)p	(29.3	)p	$(0.46)
Gain on sale of discontinued operations	(k	)	—		9.7	p	—		—
Income from discontinued operations	(k	)	5.3	p	2.3	p	—		—

			8.2	p	(37.0	)p	(29.3	)p	$(0.46)

Equity shareholders’ funds	Note		2001	2002	2002 (Note 2)
			(restated)
			(in millions)
Equity shareholders’ funds in accordance with U.K. GAAP			£114.1	£156.8	$243.8
Items increasing/(decreasing) equity shareholders’ funds in accordance with U.K. GAAP(*):
Goodwill	(a	)	318.3	242.3	376.8
Amortization of goodwill	(a	)	(99.5)	(96.5)	(150.0)
Goodwill impairment	(a	)	9.8	9.8	15.2
Deferred taxation	(c	)	72.3	70.5	109.6
Gain on sale/leaseback	(e	)	(1.2)	(1.3)	(2.0)
Pension costs	(d	)	31.1	(9.9)	(15.4)
Share option plans	(g	)	(2.2)	(1.1)	(1.7)
Derivative instruments	(i	)	(0.8)	(4.8)	(7.5)
Loss contingency	(j	)	—	2.4	3.7
Restructuring	(h	)	0.4	—	—
Other			0.7	—	—

Equity shareholders’ funds in accordance with U.S. GAAP			£443.0	£368.2	$572.5

*All	adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

Description of differences

Goodwill amortization and impairment (a)

Under U.K. GAAP, the policy followed prior to the introduction of FRS 10 (which is effective for accounting periods ended on or after December 23, 1998 and was adopted on a prospective basis) was to write off goodwill against equity shareholders’ funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS 10 requires goodwill to be capitalized and amortized over its estimated useful economic life. Under U.S. GAAP, goodwill arising on all acquisitions must be capitalized and amortized over the estimated period of benefit, but not in excess of 40 years. As a result, a difference between U.K. GAAP and U.S. GAAP arises on goodwill balances on acquisitions pre-implementation of FRS 10. The Group has adopted a 20 year estimated useful life with respect to goodwill established under both U.S. GAAP and U.K. GAAP.

Under U.S. GAAP and U.K. GAAP, goodwill and other long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Under U.S. GAAP, recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted for the U.K. GAAP to U.S. GAAP adjustments) to future undiscounted net cash flows expected to be generated from the assets use at the lowest level at which identifiable cash flows are generated. When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. In September 2001 and June 2002, the Group recognized goodwill impairments under U.K. GAAP of £100.0 million and £48.9 million, respectively, in respect of Scotsman. Under U.S. GAAP, the aforementioned undiscounted net cash flow analysis was performed and it was determined that an impairment should also be recognized. Differences in the impairment loss recognized in September 2001 of £9.8 million arise as a result of the differences in the carrying value of the underlying goodwill and net assets under U.K. GAAP and U.S. GAAP.

Depreciation (b)

Under U.K. GAAP negative goodwill arising on acquisitions prior to the adoption of FRS 10 was written off against equity shareholders’ funds.

Under U.S. GAAP negative goodwill arising on an acquisition is first-applied to reduce the value assigned to non-current assets to zero; any remaining credit excess, after reduction of non-current assets not to be disposed of, is classified as a deferred credit and amortized systematically to income over the period to be benefited. The application of negative goodwill against fixed assets, as a result of prior year purchase price allocations, results in depreciation expense being greater under U.K. GAAP. As a result, depreciation expense must be reduced to reflect the U.S. GAAP depreciation expense.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30.  Supplementary Information for U.S. Investors (continued)

Deferred taxation (c)

Under U.K. GAAP, FRS 19 requires deferred tax to be provided in full on all liabilities. Deferred tax assets are recognized to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognize the deferred tax assets at all. FRS 19 does not define or provide guidance relating to the phrases “some time” or “more likely than not.” Under U.S. GAAP, deferred tax assets and liabilities are recognized for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realized. The resulting adjustment from U.K. GAAP to U.S. GAAP relates to the recognition of certain deferred tax assets for U.S. GAAP which do not comply with the U.K. GAAP criteria as well as the tax effect on the other reconciling items.

Pension costs (d)

In the Group’s consolidated financial statements, pension costs are accounted for in accordance with SSAP 24, with costs being charged to income over employees’ estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortizing surpluses or deficits.

Sale/leaseback transactions (e)

Under U.K. GAAP, a gain or loss on the sale of an asset that is leased back is deferred if the leaseback is a finance lease and is recognized immediately when the leaseback is an operating lease. Under U.S. GAAP, a gain or loss on the sale of property which is leased back and does not meet certain criteria, is deferred and amortized over future periods. The resulting adjustment from U.K. GAAP to U.S. GAAP relates to the deferral of gains recorded for U.K. GAAP which do not comply with U.S. GAAP criteria, and the amortization of such deferred gains over the life of the lease.

Gain on sale of businesses (f)

Differences in the carrying value of the net assets of business under U.S. GAAP give rise to a different calculation of the gain on sale.

Share option plans (g)

Under U.K. GAAP, options issued under the Group’s 1995 Executive Share Option Scheme, which includes certain performance criteria, give rise to an accounting entry when the option is exercised. Shareholders’ funds are increased by the product of the number of options multiplied by the original option price. Under U.S. GAAP, in situations in which it is probable that specified performance criteria will be met, estimates of compensation cost are recorded in the profit and loss accounts before the measurement date. The resulting adjustment between U.K. GAAP and U.S. GAAP relates to the recognition of compensation cost related to the 1995 Executive share option plan, for U.S. GAAP purposes, following a determination that the attainment of the related performance criteria is probable.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

Share option plans (g) (continued)

Under U.K. GAAP, ordinary shares of the Group held in an ESOP Trust for distribution on the exercise of share options by employees are accounted for as fixed asset investments. Under U.S. GAAP, these shares are accounted for within equity shareholders’ funds.

Restructuring (h)

Under U.K. GAAP, the timing criteria for recording restructuring provisions are different to those under U.S. GAAP. During 2001, certain accrued losses allowable for recognition under U.K. GAAP did not meet the definition of an accruable restructuring charge for U.S. GAAP and a timing difference consequently arose. During 2002, these charges met the definition of an accruable charge for U.S. GAAP and consequently the difference between U.K. GAAP and U.S. GAAP no longer exists.

Derivative instruments (i)

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

Under U.S. GAAP in October 2000, the Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This standard requires the fair values of derivative instruments to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 to be recorded in the statement of profit and loss account. Therefore, differences between U.K. GAAP and U.S. GAAP arise which are recorded in net profit/(loss) for U.S. GAAP. The Group adopted the provisions of these statements in October 2000 and recorded a gain of £0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133 as the standard does not permit retroactive restatement. This charge was immaterial to basic and diluted earnings per share for the year. Subsequent to the adoption of SFAS 133, the Group recorded an £0.8 million and a £4.0 million loss during 2001 and 2002, respectively, related to changes in the fair value of such derivative instruments.

Loss contingency (j)

Under U.K. GAAP, a provision is recognized for contingencies when an entity has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under U.S. GAAP, estimated losses from contingencies are accrued only if it is probable that the contingency will occur and the amount of loss can be reasonably estimated. Although the appropriate threshold of probability may vary depending on the situation, in practice a higher threshold is applied when recognizing loss contingencies under U.S. GAAP than under U.K. GAAP. This difference in practice has resulted in a reconciling difference between U.K. GAAP and U.S. GAAP.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

Earnings per ordinary share (k)

Earnings per ordinary share information is calculated based on:

	2000		2001		2002		2002 (Note 2)
	(restated)		(restated)
	(in millions, except per share amounts)
Basic earnings/(loss) attributable to ordinary shares in accordance with U.S. GAAP	£25.3		£(113.7)		(£103.0)		$(160.1)
Effect of dilutive securities - CULS	0.1		—		—		—

Diluted earnings/(loss) attributable to ordinary shares in accordance with U.S. GAAP	£25.4		£(113.7)		£(103.0)		$(160.1)

Weighted average number of ordinary shares in issue (Note 12)	288.9		307.3		351.0		351.0
Basic earnings/(loss) per ordinary share	8.8	p	(37.0	)p	(29.3	)p	$(0.46)
Diluted weighted average number of ordinary shares (Note 12)	309.6		307.3		351.0		351.0
Diluted earnings/(loss) per ordinary share	8.2	p	(37.0	)p	(29.3	)p	$(0.46)

Share options have not been included in the computation of dilutive loss per ordinary share in 2001 and 2002 because such inclusion would be antidilutive.

Weighted average shares and earnings per share have been restated for all periods as a result of the bonus element included in the three-for-five Rights Issue, announced on February 20, 2002, which was approved in March 2002.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

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

Non operating profits

Under U.K. GAAP profits on disposals of business and property fixed assets are treated as non-operating profit. Under US GAAP such items would be presented as a component of discontinued operations and operating profit, respectively.

Recently adopted U.S. Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts (collectively referred to as embedded derivatives) and for hedging activities. The new standard requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted the provisions of these statements in October 2000. Upon the adoption of SFAS 133, we recorded a gain of £0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133. Subsequent to adoption, we have recorded a loss of £0.8 million and £4.0 million during 2001 and 2002, respectively, related to changes in the fair value of such derivative instruments.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

In June 2000, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). SAB 101 provides the SEC staff’s views in applying generally accepted accounting principles to selected revenue recognition issues. The Group adopted the applicable provisions of SAB 101 during Fiscal 2001. The adoption of the provisions of SAB 101 had no impact.

New U.S. accounting pronouncements

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, “Business Combinations” (“SFAS 141”), and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. Enodis has had no business combinations subsequent to June 30, 2001.

SFAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and an annual test for impairment. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Group to complete a transitional goodwill impairment test six months from the date of adoption. The Group is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Group is currently assessing but has not yet determined the impact of SFAS 143 on its financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), which serves to clarify and further define the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Group is currently assessing but has not yet determined the impact of SFAS 144 on its financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change under SFAS 145 is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30” will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the statement related to the rescission of SFAS 4 is encouraged.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Disposal or Exit Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. This statement provides that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The adoption of SFAS 146 will not have an impact on previous results reported.

Consolidated Statements of cash flows

The consolidated statements of cash flows prepared under U.K. GAAP differ in certain presentational respects from the format required under SFAS No. 95 “Statement of Cash Flows.” Under U.K. GAAP, a reconciliation of profit from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes are presented separately from cash flows from operating activities.

Under SFAS No. 95, cash flows from operating activities are based on net profit, include interest and income taxes, and are presented on the face of the statement.

Summary consolidated cash flow information as presented in accordance with U.S. GAAP:

	2000	2001	2002
	(in millions)
Cash was (used in)/provided by:
Operating activities	£87.9	£37.9	£27.1
Investing activities	(60.6)	59.9	79.6
Financing activities	(42.6)	(88.8)	(72.7)
Discontinued operations	15.2	4.8	—
Exchange movement	1.9	(2.9)	(0.7)

Net increase in cash	1.8	10.9	33.3
Cash and cash equivalents at the beginning of year	26.7	28.5	39.4

Cash and cash equivalents at the end of year	£28.5	£39.4	£72.7

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

A reconciliation between the consolidated statements of cash flows presented in accordance with U.K. GAAP and U.S. GAAP is set out below:

	2000	2001	2002
	(in millions)
Operating activities:
Net cash inflow from operating activities	£160.5	£93.0	£72.6
Return on investments and servicing of finance	(37.5)	(40.9)	(42.2)
Taxation	(10.2)	(6.0)	(3.3)
Other	1.2	—	—
Net cash flow from operating activities of discontinued operations	(26.1)	(8.2)	—

Net cash flow from operating activities in accordance with U.S. GAAP	£87.9	£37.9	£27.1

Investing activities:
Capital expenditure and financial investment	£(23.3)	£(16.3)	£(9.0)
Acquisitions and disposals	(48.2)	72.8	88.6
Net cash flow from investing activities of discontinued operations	10.9	3.4	—

Net cash flow from investing activities in accordance with U.S. GAAP	£(60.6)	£59.9	£79.6

Financing activities:
Financing	£(13.8)	£(60.6)	£(72.7)
Equity dividends paid	(28.8)	(28.2)	—

Net cash flow from financing activities in accordance with U.S. GAAP	£(42.6)	£(88.8)	£(72.7)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

ADDITIONAL FINANCIAL INFORMATION

Warranty provision

For U.K. GAAP purposes, the Group adopted the provisions of FRS 18 during 2001. As a result of the adoption of this standard, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0 million during 2001. Under U.S. GAAP, the reassessment of the warranty provision represents a change in estimate and as such, would be recorded in the period of change (i.e. also 2001). Accordingly, no adjustment has been recognized for this item.

Pension costs

Defined Benefit Plans-The Group sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

A small number of the Group’s full time U.K. employees as of September 28, 2002, are members of defined benefit arrangements with assets held in separate trustee administered funds.

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

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

Information for the Group’s major defined benefit plans is as follows:

	Pension Plans
	2000		2001		2002
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions)
Change in benefit obligation:
Benefit obligation, beginning of year	£34.5	£65.7	£35.2	£68.6	£37.5	£77.0
Service cost	0.6	0.6	0.3	0.7	0.3	1.0
Interest cost	2.3	4.0	2.6	3.8	2.3	4.3
Newly acquired group	—	3.4	—	—	—	—
Plan participants’ contributions	—	—	—	—	—	0.1
Plan curtailment	(4.1)	—	—	—	—	—
Plan amendment	—	—	1.2	—	0.5	—
Net actuarial loss	—	1.0	0.2	7.9	0.1	3.2
Benefits paid	(1.6)	(6.1)	(2.3)	(4.0)	(9.6)	(4.0)
Foreign exchange	3.5	—	0.3	—	(1.9)	0.1

Benefit obligation, end of year	35.2	68.6	37.5	77.0	29.2	81.7

Change in plan assets:
Fair value of plan assets, beginning of year	33.4	88.4	40.4	96.4	35.0	77.8
Actual return on plan assets	4.3	11.6	(4.0)	(14.8)	(1.4)	(5.5)
Newly acquired group	—	2.4	—	—	—	—
Employer contributions	0.5	0.1	0.3	0.2	0.2	0.4
Plan participants’ contributions	—	—	—	—	—	0.1
Benefits paid	(1.6)	(6.1)	(2.3)	(4.0)	(9.6)	(4.0)
Foreign exchange	3.8	—	0.6	—	(1.7)	—

Fair value of plan assets, end of year	40.4	96.4	35.0	77.8	22.5	68.8

Funded status	£5.2	£27.8	£(2.5)	£0.8	(6.7)	(12.9)
Unrecognized prior year service	—	—	1.1	—	1.3	—
Unrecognized transition asset	—	(5.8)	—	(4.4)	—	(2.9)
Unrecognized net actuarial (gain)/loss	—	(0.4)	7.5	29.8	8.9	43.1

Prepaid pension cost	£5.2	£21.6	£6.1	£26.2	£3.5	£27.3

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	£10.0	£25.7	£10.9	£30.7	£—	£—
Accrued benefit liability	(4.8)	(4.1)	(4.8)	(4.5)	(7.4)	(13.7)
Intangible asset	—	—	—	—	3.0	—
Accumulated other comprehensive loss	—	—	—	—	7.9	41.0

Net amount recognized	£5.2	£21.6	£6.1	£26.2	£3.5	£27.3

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

	Pension Benefits
	2000		2001		2002
	U.S.	Non- U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions, except percentages)
Components of net periodic cost:
Service cost	£0.6	£0.6	£0.3	£0.7	£0.3	£1.0
Interest cost	2.3	3.9	2.6	3.8	2.3	4.3
Expected return on plan assets	(3.2)	(7.3)	(3.6)	(7.7)	(2.7)	(6.1)
Amortization of unrecognized prior service costs	—	—	0.1	—	0.1	—
Amortization of transition obligation	—	(1.5)	—	(1.5)	—	(1.5)
Amortization of actuarial loss					0.2	1.4
Settlement charge	—	—	—	—	2.4	—

Net periodic pension cost	£(0.3)	£(4.3)	£(0.6)	£(4.7)	£2.6	£(0.9)

Weighted average assumptions:
Discount rate	6.8%	6.1%	6.8%	6.1%	6.8%	5.4%
Expected return on assets	8.5%	8.1%	8.5%	8.1%	8.5%	6.9%
Rate of compensation increase	n/a	4.5%	n/a	4.5%	n/a	3.8%

The following healthcare trend rates were used:

For year end 2000:

-	Gross healthcare trend rates used for the 2000 benefits were 7.0% pre 65 and 6.3% post 65. Trend rates were assumed to decrease gradually to 5.0% in 2005 and remain at this level beyond.

-	a 1 percentage point change in assumed healthcare cost trend rates would have the following effect on 2000 expense and year end liabilities:

	Increase	(Decrease)
	(in millions)
Effect on total of service and interest cost components	—	—
Effect on post retirement benefit obligation	£0.3	(£0.3)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

For year end 2001:

-	A gross healthcare trend rate of 6.5% was used for 2001 pre 65 and post 65 benefits. Trend rates were assumed to decrease gradually to 5.0% in 2005 and remain at this level beyond.

-	a 1 percentage point change in assumed healthcare cost trend rates would have the following effect on 2001 expense and year end liabilities:

	Increase	(Decrease)
	(in millions)
Effect on total of service and interest cost components	—	—
Effect on post retirement benefit obligation	£0.4	(£0.3)

For year end 2002:

A gross healthcare trend rate of 10.0% was used for 2002 pre 65 and post 65 benefits. Trend rates were assumed to decrease gradually to 5.0% in 2007 and remain at this level beyond.

A 1 percentage point change is assumed healthcare cost trend rates would have the following effect on 2002 expense and year end liabilities.

	Increase	(Decrease)
	(in millions)
Effect on total of service and interest cost components	—	—
Effect on post retirement benefit obligation	£0.4	(£0.4)

Defined contribution plan -The Group also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all U.S. employees. Group contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were £3.1 million, £3.1 million and £4.4 million for Fiscal 2000, 2001 and 2002 respectively.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

Other post retirement benefits-The Group maintains plans that provide certain healthcare benefits to certain employees retiring from the Group on or after attaining a certain age and who have rendered at least 10 years of service to the Group. These plans are unfunded. The Group reserves the right to change or terminate the benefits at any time.

	Post-retirement Medical Plans (U.S. only)
	2000	2001	2002
	(in millions, except percentages)
Change in benefit obligation:
Benefit obligation, beginning of year	£4.0	£3.7	£2.9
Service cost	0.1	0.1	0.1
Interest cost	0.2	0.2	0.2
Plan participants’ contributions	—	0.1	0.2
Plan curtailment	(0.5)	—	—
Plan amendment	(0.3)	(1.1)	—
Net actuarial (gain)/loss	(0.1)	0.1	1.1
Benefits paid	(0.2)	(0.3)	(0.4)
Foreign exchange	0.5	0.1	—

Benefit obligation, end of year	£3.7	£2.9	£4.1

Change in plan assets:
Employer contributions	£0.2	£0.2	£0.2
Plan participants’ contributions	—	0.1	0.2
Benefits paid	(0.2)	(0.3)	(0.4)

Fair value of plan assets, end of year	£—	£—	£—

Funded status	£(3.7)	£(2.9)	£(4.1)
Unrecognized prior year service	(0.3)	(0.2)	(0.2)
Unrecognized net actuarial (gain)/loss	(0.4)	(0.4)	0.9

Accrued pension cost	£(4.4)	£(3.5)	£(3.4)

Amounts recognized in the balance sheet consist of:

Accrued benefit liability	£(4.4)	£(3.5)	£(3.4)

Components of net periodic benefit cost:
Service cost	£0.1	£0.1	£0.1
Interest cost	0.2	0.2	0.2
Amendment credit	—	(1.1)	—

Net periodic pension cost	£0.3	£(0.8)	£0.3

Weighted average assumptions:
Discount rate	7.5%	7.5%	6.8%
Expected return on assets	n/a	n/a	n/a
Rate of compensation	n/a	n/a	n/a

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

Stock based compensation

The Group has long term incentive programs which provide for granting employees options to purchase Enodis’ ordinary shares. Under the programs, options are exercisable at a rate set by the Board of Directors of Enodis. An option may not be exercisable after more than 10 years and one day from the date of the grant.

The individual schemes which comprise the Group’s long term incentive programs and have outstanding grants are as follows: Sharesave Scheme (1992), the Executive Scheme (1984), the Executive Scheme (1995) and the Executive Scheme 2001. Options granted under the Group’s Executive Scheme (1995) and (2001) are subject to certain performance criteria. Performance conditions are designed to make options exercisable only if there has been a significant and sustained improvement in the financial performance of the Group. The current performance criteria as described in the Executive Scheme (1995) provides that options are not exercisable until the third anniversary from the date of grant and unless the earnings per share of the Group has exceeded the Retail Price Index by percentages stipulated within the Executive Scheme (1995). The current performance criteria as described in the Executive Scheme (2001) provides that options are not exercisable until the Group’s total shareholder return (“TSR’’) is ranked in the upper quartile relative both to other Mid 250 companies (excluding Investment Trusts) and to a group of about 20 other quoted companies in the U.K. and overseas with analogous businesses. Options will be exercisable on a sliding-scale basis if the Group’s total shareholder return falls between the median and upper quartile levels, as compared with the two comparator groups. For grants of options beginning on March 21, 2002 at an exercise price of 85.5 pence, the performance conditions have been simplified: our TSR will no longer be compared with the select group of companies with similar businesses, and for options in any financial year of a value up to and including one times annual salary, all options will be exercisable if our TSR exceeds the median compared with the U.K. companies in the FTSE mid 250 Index. Options awarded in excess of one times annual salary in any year will be exercisable as to 35% if our TSR is greater than that of the median ranked company in that index, and exercisable in full if our TSR is as great as that of the top quartile ranked company, with pro-rata exercisability between these two points.

In addition, to the aforementioned plans, shareholder approval has also been obtained for the Share Matching Scheme, a new Sharesave Scheme and an employee stock purchase plan for its ADRs (the “employee stock purchase plan”) (although none of these plans has yet been implemented). Under the Share Matching Scheme, executives may be awarded matching free shares linked to the deferral of their annual cash bonuses. No awards have been made under this scheme and the Board has decided not to operate it for the time being. The employee stock purchase plan has been designed to qualify under Section 423 of the U.S. Internal Revenue Code of 1986. As such, the plan is non-compensatory. No options have been granted under this plan in the current year. Grants of options are limited to 3,000,000 ADRs, which equates to 12,000,000 ordinary shares.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

For U.S. GAAP purposes the Group applies the intrinsic value method of accounting for its share options under APB 25, as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As a result, no compensation cost has been recognized with respect to the Group’s share compensation plans except for options which have met the performance criteria for the Executive Scheme (1995). The compensation expense in connection with this long term incentive program was £2.8 million in 2000, £nil million in 2001 and £nil million in 2002. No further options can be granted under the Sharesave Scheme (1984) and the Executive Scheme (1984). Had compensation cost for all option plans been determined consistent with SFAS 123, the Group’s net income/(loss) and profit/(loss) per share in accordance with U.S. GAAP would have been adjusted to the pro forma amounts detailed below. These amounts have been calculated using the Black-Scholes option pricing model and the assumptions listed below for 2000 and 2001. As all options issued during 2002 were subject to certain performance criteria, and it was determined that this criteria was not probable of being met, assumptions under the Black-Scholes pricing model were not necessary as no expense was recorded for these options:

	Fiscal Years Ended
	September 30, 2000		September 29, 2001		September 28, 2002
	(restated)		(restated)
Dividend yield	2.0%		2.2%		2.5%
Volatility	38.0%		52.2%		65.5%
Risk-free interest rate	6.6%		5.0%		5.1%
Expected life in years	3.7		3.2		3.0
Net income/(loss) (in millions)
As reported	£25.3		£(113.7)		£(103.0)
Pro forma	25.2		(114.8)		(102.4)
Basic profit/(loss) per ordinary share:
As reported	8.8	p	(37.0	)p	(29.3	)p
Pro forma	8.7	p	(37.4	)p	(29.2	)p
Diluted profit/(loss) per ordinary share:
As reported	8.2	p	(37.0	)p	(29.3	)p
Pro forma	8.1	p	(37.4	)p	(29.2	)p

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 30, 2000, September 29, 2001 and September 28, 2002

30. Supplementary Information for U.S. Investors (continued)

A summary of the status of the Group’s four share option plans during the periods ended September 30, 2000, September 29, 2001 and September 28, 2002 is presented in the following table:

	Sharesave scheme (1992)		Executive scheme (1984)		Executive scheme (1995)		Executive scheme (2001)
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at October 2, 1999	2,657,132	£1.28	220,887	£1.09	2,991,612	£1.66	—	£—
Granted	803,296	2.10	—	—	1,131,334	2.60	—	—
Exercised	(270,379)	1.02	(76,554)	0.77	(172,897)	1.23	—	—
Forfeited	(298,161)	1.43	—	—	(240,821)	1.44	—	—

Outstanding at September 30, 2000	2,891,888	1.51	144,333	1.26	3,709,228	1.98	—	—
Granted	—	—	—	—	273,011	1.71	4,634,884	1.35
Exercised	(239,543)	0.99	—	—	(24,699)	1.17	—	—
Forfeited	(1,125,243)	1.68	—	—	(277,895)	1.64	—	—

Outstanding at September 29, 2001	1,527,102	1.47	144,333	1.26	3,679,645	1.99	4,634,884	1.35
Granted	—	—	—	—	—	—	6,604,174	0.95
Exercised	(2,042)	1.12	—	—	—	—	—	—
Forfeited	(1,402,179)	1.45	—	—	(1,142,593)	1.93	(1,845,822)	1.31

Outstanding at September 28, 2002	122,881	£1.66	144,333	£1.26	2,537,052	£2.02	9,393,236	£1.08

Exercisable at September 28, 2002	20,860	£1.32	144,333	£1.26	£1,673,140	£1.74	—	£—

The weighted average fair value of share options granted was £0.90, £0.66 and £0.33 in 2000, 2001 and 2002.

Financial Statement Schedule II-Valuation and Qualifying Accounts

	Allowances for doubtful accounts and sales returns	Inventory reserve	Warranty Accruals
		(in millions)
1999/2000:
October 2, 1999	£8.1	£16.0	£24.9
Foreign currency translation	(0.2)	1.1	2.4
Additions-acquisitions	—	—	3.5
Additions-charged	1.3	0.7	19.7
Utilized	(0.9)	(1.8)	(20.7)

September 30, 2000	8.3	16.0	29.8
2000/2001:
Foreign currency translation	—	—	0.1
Additions-acquisitions	—	0.7	—
Additions-charged	1.2	1.6	27.4
Dispositions	(1.1)	(2.6)	—
Utilized	(2.7)	(0.7)	(21.1)

September 29, 2001	5.7	15.0	36.2
2001/2002:
Foreign currency translation	(0.2)	(0.5)	(2.0)
Additional charged	3.2	6.0	21.2
Dispositions	(1.3)	(3.1)	(2.5)
Utilized	(0.4)	(4.4)	(19.9)

September 28, 2002	£7.0	£13.0	£33.0

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENODIS PLC

December 12, 2002	By:	/s/ ANDREW J. ALLNER
Andrew J. Allner
Chief Executive Officer

CERTIFICATION

I, Andrew J. Allner, Chief Executive Officer of Enodis plc, certify that:

1. I have reviewed this annual report on Form 20-F of Enodis plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

December 12, 2002

/s/ ANDREW J. ALLNER
Andrew J. Allner Chief Executive Officer

CERTIFICATION

I, W. David Wrench, Chief Financial Officer of Enodis plc, certify that:

1. I have reviewed this annual report on Form 20-F of Enodis plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

December 12, 2002

/s/ W. DAVID WRENCH
W. David Wrench Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Certificate of Incorporation, as amended.*

1.2	Memorandum of Association of the Registrant.**

1.3	Articles of Association of the Registrant.**

4.1	The Registrant’s Executive Share Option Scheme (1984).*

4.2	The Registrant’s Executive Share Option Scheme (1993).*

4.3	The Registrant’s Executive Share Option Scheme (1995).*

4.4	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

4.5	The Registrant’s Employee Stock Purchase Plan and Form of Subscription Agreement.***

4.6	The Registrant’s Share Matching Scheme.***

4.7	The Registrant’s 2001 Executive Share Option Scheme, as amended.****

4.8
Agreement for sale of Magnet Limited and related entities among the Registrant, Inhoco 2297 Limited and Nobia AB, among others, dated April 20, 2001 and amendments to that agreement dated June 14, 2001 and December 17, 2001.****

4.9	Settlement agreement among International Minerals and Resources SA, Bomar Resources Inc., Bomar Resources Holdings, Inc. and the Registrant, dated as of May 14, 2001.****

4.10	Service Contract between the Registrant and Andrew Allner, effective November 2, 2001.****

4.11	Employment agreement between the Registrant and David McCulloch, dated as of October 1, 2001.****

4.12	Employment agreement between Registrant and David Odum, dated as of October 1, 2001.****

4.13	The Registrant’s Sharesave Scheme 2002.****

4.14	Letter agreements between the Registrant and Andrew Allner, dated February 14, 2002, amending his Service Contract effective November 2, 2001.**

4.15	Credit Facilities Agreement among the Registrant, Credit Suisse First Boston and the Royal Bank of Scotland plc and others dated February 20, 2002, and all amendments up to July 26, 2002.**

4.16
Underwriting agreement dated February 20, 2002 in connection with the Registrant’s rights offering among the Registrant, Credit Suisse First Boston (Europe) Limited as sponsor and Credit Suisse First Boston Equities Limited as underwriter.****

4.17	Indenture in respect of 10-3/8% senior notes due 2012, between the Registrant and The Bank of New York, acting through its London branch, as Trustee, dated March 26, 2002.**

4.18	Employment agreement between the Registrant and Robert Eimers, dated as of July 1, 2002.**

4.19	Letter agreement between the Registrant and David Odum, dated as of May 31, 2002, amending his employment agreement, dated as of October 1, 2001.**

4.20	Employment letters between the Registrant and W. David Wrench, dated as of March 30, 2001 and July 29, 2002.**

8.1	Significant Subsidiaries.

10.1	Consent of Deloitte & Touche.

10.2	Section 906 Certifications

*
Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

**
Incorporated by reference to our registration statement on Form F-4 (File No. 333-85102), filed on March 28, 2002, as amended by Amendment No. 1, filed on June17, 2002, as amended by Amendment No. 2, filed on July 15, 2002, as amended by Amendment No. 3, filed on August 15, 2002, and as amended by Amendment No. 4, filed on August 27, 2002.

***	Incorporated by reference to our registration statement on Form S-8 (File No. 333-61638), filed on May 25, 2001.

****	Incorporated by reference to our annual report on Form 20-F (File No. 1-15032), for the fiscal year ended September 29, 2001