Form 20-F
period 2003-09-28
ENODIS PLC
filed 2003-12-19
CIK 1116547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended September 27, 2003

Commission file number: 1-15032

ENODIS PLC

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

Washington House, 40-41 Conduit Street

London W1S 2YQ, United Kingdom

(Address of Principal Executive Office)

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

The number of outstanding shares of the issuer’s common stock, as of September 27, 2003, was 400,465,587 Ordinary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17. ☐ Item 18. ☒

As used in this report, “we,” “us,” “our” and “Enodis” mean Enodis plc, a public limited company incorporated and registered under the laws of England and Wales, and its subsidiaries, unless the context indicates a different meaning. The term “ordinary shares” means our ordinary shares, nominal value 50p each.

Our financial statements and the other financial information included in this report, except where otherwise noted, are presented in British pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ from accounting principles generally accepted in the United States (“U.S. GAAP”). A summary of the adjustments to profit/(loss) for the period and equity shareholders’ funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP is presented in Note 30 of the notes to the consolidated financial statements included in this report. Our fiscal year consists of the 52 or 53 weeks ending on the Saturday nearest to September 30. The years ended September 27, 2003 (“Fiscal 2003”), September 28, 2002, (“Fiscal 2002”), September 29, 2001 (“Fiscal 2001”) and September 30, 2000 (“Fiscal 2000”) each had 52 weeks. The year ended October 2, 1999 (“Fiscal 1999”) had 53 weeks.

This report contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events or trends based on currently available information, including statements concerning our anticipated performance. These statements typically are identified by the use of words such as “may”, “could”, “will”, “expect”, “anticipate”, “plan”, “intend”, “seek”, “believe”, “estimate” and similar words, although some forward-looking statements are expressed differently. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Significant factors that could cause our results to differ materially from our expectations are described under “Item 3. Key Information – Risk Factors,” in this report.

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

Monthly Exchange Rates
Month	High	Low
November 2003	1.72	1.67
October 2003	1.70	1.66
September 2003	1.66	1.57
August 2003	1.62	1.57
July 2003	1.67	1.59
June 2003	1.68	1.63

Yearly Exchange Rates*
Fiscal Year Ended	Average
September 27, 2003	1.61
September 28, 2002	1.48
September 29, 2001	1.44
September 30, 2000	1.55
October 2, 1999	1.63

*	Based on the average of the exchange rates on the last trading day of each month during the fiscal year.

The exchange rate on December 11, 2003 was $1.74 per pound.

Throughout this report, some amounts that are expressed in U.S. dollars have been translated from pounds sterling for your convenience. The exchange rate used for these convenience translations is $1.6597 per pound, which was the noon buying rate of the U.S. Federal Reserve Bank as at September 26, 2003. The dollar value of the amounts shown in this report do not necessarily represent the actual rates at which the corresponding pound amounts could have been, or could be, converted.

Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, and other financial information appearing in this report. The selected profit and loss account data set forth below for Fiscal 2003, 2002 and 2001, and the balance sheet data at September 27, 2003 and September 28, 2002 are derived from our consolidated financial statements included in this report, which have been prepared in accordance with U.K. GAAP, which differs from U.S. GAAP. See Note 30 of the notes to the consolidated financial statements included in this report. The selected U.K. GAAP profit and loss account data for Fiscal 2000 and 1999, and the balance sheet data at September 29, 2001, September 30, 2000 and October 2, 1999 are derived from the audited financial statements appearing in our historical annual reports, as filed with the SEC in our reports on Form 20-F filed in prior years or as furnished to the SEC in a Form 6-K.

Effective from September 29, 2002 under U.S. GAAP, we adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). This gave rise to a goodwill impairment of £84.9 million, recorded as a cumulative effect of a change in accounting principle under U.S. GAAP, during Fiscal 2003. See footnote 10 to the table below.

Freight and shipping revenues have previously either been recorded against the original freight costs or reflected as part of turnover. As at September 29, 2002, we have adopted a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover in previous periods is:

Period	As previously reported	Reclassified
	(in millions)
Fiscal 2002	£783.2	£793.2
Fiscal 2001	£1,081.1	£1,092.0
Fiscal 2000	£1,180.1	£1,190.2
Fiscal 1999	£756.3	£759.4

The reclassification did not have any impact on operating profit/(loss) for any period.

	Fiscal year ended
	Sept. 27, 2003		Sept. 28, 2002		Sept. 29, 2001		Sept. 30, 2000		Oct. 2, 1999		Sept. 27, 2003(1)
			(amounts in millions, except per share data)
U.K. GAAP
Profit and loss account data:
Turnover:
Global Food Service Equipment	£552.9		£619.1		£689.7		£669.9		£450.6		$917.6
Food Retail Equipment	110.8		158.0		208.4		224.7		42.2		183.9
Property	15.7		16.1		16.6		19.9		1.0		26.1

Continuing operations	679.4		793.2		914.7		914.5		493.8		1,127.6
Discontinued operations(2)	—		—		177.3		275.7		265.6		—

Total turnover	679.4		793.2		1,092.0		1,190.2		759.4		1,127.6
Operating Profit:
Operating profit/(loss) before exceptional items:
Global Food Service Equipment	60.9		70.5		80.3		88.9		61.3		101.1
Food Retail Equipment	4.0		(3.3)		10.4		22.6		5.3		6.6
Property	5.4		8.0		9.0		8.4		0.2		9.0
Corporate costs	(9.5)		(7.9)		(8.9)		(7.3)		(6.2)		(15.8)
Goodwill amortization	(13.8)		(19.0)		(23.0)		(21.4)		(2.7)		(22.9)

Operating profit/(loss) before exceptional items	47.0		48.3		67.8		91.2		57.9		78.0
Operating exceptional items(3)	(12.5)		(58.3)		(167.5)		—		(6.0)		(20.7)

Continuing operations	34.5		(10.0)		(99.7)		91.2		51.9		57.3
Discontinued operations(2)	—		—		9.1		27.1		24.0		—

Operating profit/(loss)	£34.5		£(10.0)		£(90.6)		£118.3		£75.9		$57.3
Profit/(loss) on disposal of businesses and other assets	£3.3		£(38.1)		£23.5		£3.0		£4.1		$5.5
Net interest payable and similar expenses(4)	(21.9)		(37.7	)(5)	(41.9	)(5)	(37.5)		(13.3)		36.3
Profit/(loss)(6)	9.4		(87.0)		(120.7)		79.5		62.9		15.6
Basic earnings/(loss) per share	2.4	p	(24.8	)p	(39.3	)p	27.5	p	32.4	p	$0.04
Diluted earnings/(loss) per share	2.4	p	(24.8	)p	(39.3	)p	25.7	p	23.1	p	$0.04
Dividends declared per share	—		—		2.0	p	13.8	p	12.5	p	—
Balance sheet data:
Total assets	£590.4		£632.4		£800.4		£1,026.1		£942.6		$979.9
Net assets	161.6		156.8		114.9		246.6		107.4		268.2
Cash at bank and in hand	77.7		72.7		39.4		28.5		26.7		127.8
Net current assets	71.1		85.9		145.1		67.1		47.1		118.0
Net debt(8)	139.7		186.1		365.9		434.2		498.7		231.9
Called up share capital	200.2		200.2		125.1		125.0		105.8		332.3
Number of ordinary shares outstanding	400.5		400.5		250.3		250.1		211.6		400.5
Other financial information:
Depreciation	£12.4		£15.7		£22.7		£23.8		£18.8		$20.6
Capital expenditures(9)	10.0		9.9		19.3		20.6		20.8		16.6

	Fiscal year ended
	Sept. 27, 2003		Sept. 28, 2002		Sept. 29, 2001		Sept. 30, 2000		Oct. 2, 1999		Sept. 27, 2003(1)
			(amounts in millions, except per share data)
U.S. GAAP
Profit and loss account data:
Profit/(loss) from continuing operations	£(11.7)		£(103.0)		£(150.7)		£9.1		£10.6		$(19.4)
Profit/(loss) from discontinued operations(2)	—		—		7.1		16.2		16.7		—
Gain on sale of discontinued operations(2)	2.5		—		29.9		—		—		4.1
Cumulative effect of change in accounting principle (SFAS 142)(10)	(84.9)		—		—		—		—		(140.9)

Profit/(loss) for the period	(94.1)		(103.0)		(113.7)		25.3		27.3		(156.2)
Earnings per share:
Basic earnings per ordinary share arising from:
Profit/(loss) from continuing operations	(2.9	)p	(29.3	)p	(49.0	)p	3.2	p	5.4	p	$(0.05)
Profit/(loss) from discontinued operations(2)	—		—		2.3	p	5.6	p	8.7	p	—
Gain on sale of discontinued operations(2)	0.6		—		9.7	p	—		—		0.01
Cumulative effect of change in accounting principle (SFAS 142) (10)	(21.3)		—		—		—		—		(0.35)

Profit/(loss) for the period	(23.6	)p	(29.3	)p	(37.0	)p	8.8	p	14.1	p	$(0.39)

Diluted earnings per ordinary share arising from:
Profit/(loss) from continuing operations	(2.9	)p	(29.3	)p	(49.0	)p	2.9	p	5.4	p	$(0.05)
Profit/(loss) from discontinued operations(2)	—		—		2.3	p	5.3	p	6.2	p	—
Gain on sale of discontinued operations(2)	0.6		—		9.7	p	—		—		0.01
Cumulative effect of change in accounting principle (SFAS 142)(10)	(21.3)		—		—		—		—		(0.35)

Profit/(loss) for the period	(23.6	)p	(29.3	)p	(37.0	)p	8.2	p	11.6	p	$(0.39)

Balance sheet data:
Total assets	£707.5		£862.7		£1,151.5		£1,314.2		£1,281.9		$1,174.2
Net assets	261.8		368.2		443.0		586.8		492.7		434.5
Net current assets(7)	59.9		70.6		123.6		133.3		126.2		99.4
Other financial information:
Depreciation	£12.4		£15.7		£18.9		£17.5		£11.1		$20.6
Goodwill amortization	—		32.5		39.0		37.7		19.3		—

(1)	U.S. dollar amounts have been translated solely for the convenience of the reader at the exchange rate of USD1.6597 per £1.00, the noon buying rate of the U.S. Federal Reserve Bank as at September 26, 2003.

(2)	During Fiscal 2002 and Fiscal 2001 we disposed of a number of businesses. This included the disposal of our building and consumer products division in 2001. Because the building and consumer products division operated as a separate segment, our results of operations have been restated to reflect the effects of accounting for the building and consumer products division as a discontinued operation.

(3)	According to U.K. GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. We determined the following costs to be exceptional items in accordance with U.K. GAAP for Fiscal 2003, 2002, 2001 and 1999:

	2003	2002	2001	1999
Restructuring costs and inventory write-downs	£6.1	£9.4	£33.1	£6.0
Revisions to working capital provisions and other exceptional warranty costs	—	—	13.7	—
Litigation costs and legal fee accruals	3.1	—	12.2	—
Costs associated with the Board’s review of strategic options	—	—	8.5	—
Goodwill impairment	—	48.9	100.0	—
Increase in provisions for vacant properties	3.3	—	—	—

Total operating exceptional items	£12.5	£58.3	£167.5	£6.0

(4)	Net interest payable and similar expenses consist of interest income, interest expense and amortization and write-off of deferred financing costs.

(5)	Fiscal 2002 included a charge of £4.2 million related to amounts previously capitalized in respect of our 2001 revolving credit facility that was replaced by the refinancing announced on February 20, 2002. Additionally, £4.2 million of refinancing fees relating to the termination of our previous revolving credit facility and bridging facility were incurred during Fiscal 2002. Fiscal 2001 included a charge of £5.8 million related to the write-off of deferred costs of previous financing arrangements that were replaced on March 12, 2001.

(6)	These amounts include the recognition of deferred tax assets accounted for under Financial Reporting Standard (“FRS”) 19 “Deferred Tax”. Our adoption of FRS 19 during Fiscal 2002 required restated deferred tax assets of £26.9 million as at September 29, 2001, £31.7 million as at September 30, 2000 and £21.5 million as at October 2, 1999.

(7)	Net current assets under U.S. GAAP include £39.3 million (2000) and £40.4 million (1999) of non-current assets and liabilities related to discontinued operations that are classified as current.

(8)	Net debt consists of all borrowings, cash at bank and in hand, but excludes deferred financing costs.

(9)	Capital expenditure consists of cash paid for the purchase of tangible fixed assets and excludes cash paid by our discontinued building and consumer products division.

(10)	In accordance with SFAS 142, goodwill is no longer amortized but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering our market capitalization, we reviewed the fair values of each of our reporting units. As a result of the transitional impairment test, we recorded a goodwill impairment charge of £84.9 million in our Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002. Our annual impairment test during Fiscal 2003 resulted in no additional goodwill impairment.

Risk Factors

In addition to the other information contained in this report, you should carefully consider the following risk factors. If any of the possible events described below occur, our business, prospects, financial condition or results of operations could be materially and adversely affected.

Our leverage and debt service obligations could adversely affect our business.

As at September 27, 2003, our net debt was £139.7 million. We also had obligations to other creditors of £174.6 million due as at September 27, 2003. For a description of our financing arrangements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities.”

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

In addition, the lenders under our senior secured credit facilities have a general lien over most of our assets and a pledge of the shares in most of our operating subsidiaries. Our ability to refinance or seek additional financing could be impaired as a result of these liens.

Based on our borrowings at September 27, 2003, assuming that LIBOR remains constant over Fiscal 2004, the amount of our annual debt service in Fiscal 2004, including scheduled mandatory prepayments, would be approximately £58.1 million.

We are subject to restrictive debt covenants which limit our operating flexibility.

Our senior secured credit facilities and the indenture governing our senior subordinated notes contain significant operating and financial restrictions on us and our subsidiaries, including restrictions on our ability to:

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

These covenants limit our ability to finance operations, service debt, make acquisitions or to engage in other business activities that may be in our interest.

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

Our relationships with our largest customers, including certain major quick service restaurant chain customers, are one of the principal drivers behind our development of new and enhanced products and technological expertise for the food service equipment business, which we believe helps us to attract other customers. The loss of purchases from these customers for any reason, including downturns in the economy, further decisions by them to cut back on their expansion plans or loss of confidence arising from product quality issues, would undermine one of our important competitive strengths and could have an adverse impact on the results of our global food service equipment business. In our food retail equipment business, sales are often made to large retail chain customers under long term agreements, usually one to three years in duration. If we fail to obtain or renew contracts with these customers, or if contracts are granted to our competitors, we will make few or no sales to these customers. In addition, financial difficulties experienced by any of these major customers would adversely impact our results of operations.

We could be adversely affected if the current challenging economic conditions worsen or are longer in duration than we anticipate.

The current challenging global economic conditions are adversely affecting our business. While we cannot predict the depth or duration of these effects, we have made our plans assuming that the current economic conditions will remain unchanged and will impact our order flow and results of operations through at least the end of Fiscal 2004. We continue to take actions to reduce costs in light of these conditions. However, if the current challenging economic conditions deteriorate or are longer in duration than we expect, our financial condition could become worse, and we could fail to meet our financial covenants under our debt obligations.

Competitive pressures could adversely affect our results of operations and cash flows.

In our business, competition is based on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. We expect the competitive environment in which we operate to remain difficult for the foreseeable future. We have a number of competitors in each product line that we offer. Some of our competitors are divisions of large companies that have greater financial and marketing resources than we possess. In addition, some competitors focus on particular product lines or geographical regions or emphasize their local manufacturing presence or local market knowledge. We must compete primarily on price in many product lines, particularly in the refrigeration and food retail equipment sectors. Sustained competition on price would decrease our margins on sales of these products and would therefore impact our profitability.

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

Our earnings could be adversely affected if we have serious problems implementing our new ERP systems in our North American and European businesses.

We have begun to implement Enterprise Resource Planning (“ERP”) systems at a number of our North American and European businesses. This will include the implementation of ERP systems at six of our subsidiaries during Fiscal 2004. The implementation of an ERP system is a complex, costly and time-consuming process. Unforeseen delays or difficulties in the system implementations, or problems arising after we begin transactions using the new systems, may divert the attention of management and other employees and disrupt our ongoing business and could have an adverse effect on our financial condition and results of operations.

If we fail to implement the ERP systems successfully, our ability to effectively manage logistics of our business would be impaired. This could include our order fulfillment process, and therefore our ability to take orders, ship products, issue invoices and other possible consequences including inefficiency in the manufacturing process, poor inventory controls and a temporary weakening of financial controls of the operating subsidiaries affected.

Consolidation of our food retail equipment customer base has increased competition and could continue to adversely affect our margins.

Our food retail equipment business derives a substantial portion of its revenues from a small number of major supermarket chains in North America. Over the past several years, mergers and acquisitions have greatly reduced the number of major North American supermarket chains. This consolidation has resulted in fewer potential food retail equipment customers, each of which has increased purchasing power. These factors have resulted in increased price pressure and as a result we, and our competitors, have closed production facilities and placed greater emphasis on cost control in order to maintain profit margins. The long term viability of our Kysor//Warren business, particularly, will depend on retaining profitable business as well as securing future contracts from these larger customers, maintaining a high quality of our products and operating a cost structure that will enable profitable sales of equipment.

Our guaranteed pension liabilities are funded by investments held partly in equities and could require significant additional funding by us.

We have guaranteed pension and other post-retirement employment liabilities. Some of these liabilities are funded by investments held in equities, the value of which may be volatile. At September 27, 2003, the actuarial value of these liabilities, calculated under FRS 17, was £123.8 million. We make contributions to pension trusts to fund these pension liabilities in accordance with advice given by independent actuaries. Based upon recent advice received from our independent actuaries, we have increased our annual funding level by approximately £1.0 million in Fiscal 2004.

The fair value of the investments held to provide income to fund these liabilities is £95.4 million. These funds are invested in a mixture of equity, debt and property-based investments with a view to benefiting from capital appreciation. Should the returns on these investments fall below our assumptions, either because of declines in the overall equity markets, or because the investments underperform the markets, then we may be required to increase our contributions to the funds. If the assets were to lose a substantial amount of their value, we might be required to make large payments into the funds. Our earnings would also be adversely affected over a number of years, as current U.K. accounting rules applied in the preparation of our accounts (Statement of Standard Accounting Practice 24—Accounting for Pension Costs) require that the actuarial losses arising from lower than anticipated investment returns be charged to earnings over the remaining working lives of the employees participating in the funded pension plans.

Price increases in some materials and sources of supply could affect our profitability.

We use large amounts of high quality stainless steel, carbon steel, galvanized steel, urethane insulating foam, compressors, motors, heating elements, evaporation coils, electronic controls and other electrical and mechanical components in the manufacture of our products. Any significant increase in the prices of these items that we are not able to pass on to our customers would adversely affect our operating results. For example, the impact of new U.S. tariffs in Fiscal 2003, which have now been rescinded, increased our cost for carbon steel. In some instances, our increased costs were not able to be passed onto our customers.

Currency fluctuations and repatriation risks in some countries could affect our results of operations and profitability.

We sell products in over 100 countries and have manufacturing operations in eight countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. In addition, although we report our consolidated results of operations in pounds sterling, based on our results for Fiscal 2003, approximately 76.4% of our turnover was derived from our North American operating segment. Accordingly, our reported results are particularly subject to fluctuations based on changes in the U.S. dollar/pound exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Some jurisdictions may restrict repatriation of our non-U.K. earnings. Various jurisdictions also have laws limiting the right and ability of entities to pay dividends to affiliated companies unless specified conditions are met.

In addition, unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could affect our profitability or growth plans.

We may incur losses in connection with litigation.

One of our subsidiaries, Enodis Corporation, is a party to several lawsuits relating to a former subsidiary, Consolidated Industries Corp (“Consolidated”). Consolidated is currently in bankruptcy. The bankruptcy trustee for Consolidated contends that Enodis Corporation is the “alter ego” of Consolidated and therefore is liable for its debts. Consolidated is a defendant in a number of lawsuits seeking damages for alleged defects in its products. In addition, the bankruptcy trustee is asserting a variety of bankruptcy and equitable claims seeking to recover up to $30 million allegedly paid by Consolidated to Enodis Corporation prior to 1998, when we sold Consolidated. The extent to which Consolidated’s or our potential liability would be covered by insurance is unclear. We are also involved in other Consolidated lawsuits involving $3 million of specified claims as well as other claims for unspecified damages. Accordingly, if these lawsuits are ultimately decided in a manner adverse to us, the determination could have a material adverse effect on our financial condition. See “Item 8. Financial Information—Legal Proceedings.”

Shareholder changes may limit the amount of U.S. net operating loss carryforwards available to our Group.

In accordance with U.S. tax law, any company may be limited on the amount of taxable income that can be offset by its net operating loss carryforwards (“NOLs”). This only arises when shareholders, who own at least 5% of the company’s outstanding shares at the close of any testing date, have increased their collective ownership of the company by more than 50% over their lowest percentage held at any time during the preceding three year period. If such an ownership change did occur, it would limit the amount of NOLs available to us. This limitation would result in an increase in U.S. federal taxes payable in future periods, as well as impairing NOLs recorded on our U.K. and U.S. GAAP balance sheets. The impact of such an event would be material to our results of operations, financial position and liquidity.

Impairment of our goodwill or adjustment of the amortization period would adversely affect our results of operations and net worth.

As at September 27, 2003, under U.K. GAAP, we had total assets of £590.4 million, of which intangible assets were £208.8 million, consisting of goodwill arising from a series of acquisitions made in previous years. Under U.K. GAAP, goodwill arising from acquisitions is generally amortized on a straight-line basis over an estimated useful life of 20 years. When it is apparent that the carrying value of goodwill from an acquired business exceeds the estimated net present value of future cash flows less operating assets for the acquired business, we recognize an impairment provision against goodwill for the period. Indications of an impairment could occur for many reasons, such as downturns in the long term business conditions or significant changes to the competitive environment for the acquired business. In addition, if the estimated useful life of the acquired business or asset falls below 20 years, we would be required to shorten the amortization period for goodwill, resulting in higher amortization charges in each year.

Under U.S. GAAP we had £288.0 million of goodwill on our balance sheet as at September 27, 2003. Effective from September 29, 2002, we adopted the provisions of SFAS 142. In accordance with SFAS 142, goodwill is no longer amortized but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. As a result of our transitional impairment test, we recorded a goodwill impairment charge of £84.9 million in our Global Food Service Equipment segment. In determining whether there has been a goodwill impairment under U.S. GAAP, management is required to review the fair value of each of its reporting units. Fair values were determined based upon discounted cash flow valuation methods as well as considering our market capitalization. Consequently, if we were to experience adverse differences in the future between our actual cash flows and our estimated cash flows, or any significant decrease in our market capitalization, additional impairments may arise.

We may not be able to finance the repayment of debt which would be required in the event of a change of control.

Upon a change of control, as defined under the indenture governing our senior subordinated notes, we would be required to offer to repurchase all outstanding senior subordinated notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds available at the time to pay the purchase price of the outstanding senior subordinated notes or that the restrictions in our credit facilities would allow us to make the required repurchases. In addition, if we were to repurchase all of our senior subordinated notes, we would be required to:

•	repay debt under our credit facilities or, possibly, other future debt that ranks senior to the senior subordinated notes; or

•	obtain a consent from lenders of senior debt to permit repurchase of the senior subordinated notes.

A change of control may also accelerate repayment of our senior secured credit facilities if required by a majority of our lenders and may cause the acceleration of other indebtedness which may be senior to or rank equally with the senior subordinated notes.

You may have difficulty enforcing your rights against our foreign-based officers and directors.

Some of our directors reside outside the United States. It may not be possible for investors to effect service of process within the U.S. upon these directors or to enforce U.S. judgments obtained against them in jurisdictions outside the U.S. It may also be difficult to enforce, in original actions brought outside the U.S., claims brought under the civil liability or anti-fraud provisions of the U.S. securities laws.

Item 4.	Information on the Company

Our History and Recent Developments

Our origins date to the mid-nineteenth century, when we were founded as a food merchant based in the north of England. We incorporated in 1910 under the name S. & W. Berisford (1910) Limited and re-registered in 1982 as a public limited company. We are subject to the provisions of the United Kingdom Companies Act 1985, as amended, and are registered with the Registrar of Companies for England and Wales. In 1995, we changed our name to Berisford plc, and in June 2000 we changed our name to Enodis plc.

Our corporate office (which is our principal executive office) is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, U.K., telephone number: (44) 207-304-6000. Our global operations office is located at 2227 Welbilt Boulevard, New Port Richey, Florida 34655, U.S., telephone number: (727) 375-7010. Our Group website address is www.enodis.com. The materials on our website are not a part of this report.

Acquisitions and Dispositions

In 1995, we entered the commercial food equipment business by acquiring Welbilt Corporation, a publicly-traded U.S. company and a leading U.S. based manufacturer and distributor of commercial cooking and warming equipment.

In 1999, we acquired Scotsman Industries, Inc., a publicly-traded manufacturer and distributor of “cold” side products, including refrigerated display cases, ice machines, food preparation and storage equipment, walk-in coolers and freezers and beverage systems. The acquisition of Scotsman expanded our product line, increased our manufacturing capabilities and enhanced our service, distribution and sales networks. In Fiscal 2000 and 2001, we acquired several smaller businesses that further expanded our product range.

In Fiscal 2001, we sold our former building and consumer products business, which was not related to our food equipment business, and in Fiscal 2002, we sold several smaller food equipment businesses to focus on increasing the operating efficiency and performance of our remaining food equipment businesses and to reduce debt.

Capital Expenditures

We made capital expenditures for equipment and improvements to facilities used in continuing operations in the aggregate amount of £10.0 million, £9.9 million and £19.3 million in Fiscal 2003, 2002 and 2001, respectively. In the longer term we expect capital expenditure to broadly equal depreciation. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Financial Investment.”

We are implementing ERP software at a number of our North American and European businesses. We expect that by utilizing the ERP system, our sales, production, operations management, shipping, financial and purchasing functions will all have access to current information to help our operating companies run smoothly. We are financing this project internally and anticipate that it will be completed over the next three years.

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

We operate our business in two principal segments:

•	Global food service equipment (81.4% of turnover from continuing operations in Fiscal 2003), which manufactures and distributes primary cooking equipment, refrigeration and ice machines, sanitation and environmental machines, serving equipment, food preparation equipment, smallwares, cookwares, kitchen tools, storage and handling equipment as well as custom fabrications used by commercial and institutional food service operators; and

•	Food retail equipment (16.3% of turnover from continuing operations in Fiscal 2003), which manufactures and sells equipment used to store and display food in retail food outlets such as supermarkets, convenience stores and specialty stores.

Our end customer base includes many of the world’s leading quick service restaurant chains, restaurants, hotels, contract caterers and institutional customers for food service equipment and supermarket chains and convenience stores for food retail equipment. We have 29 manufacturing facilities located in eight countries in North America, Europe and Asia. Several of our brands have been manufactured for over 50 years. The network of third party authorized service agencies that we have established serves our global customers in over 100 countries around the world. For a summary of revenues by segment and geographic market, see Note 3 to our consolidated financial statements included in this annual report.

We also have property development operations (2.3% of turnover from continuing operations in Fiscal 2003), which we expect to be less significant in the future. We hold approximately 78 acres of land, apart from our food equipment properties, the most significant part of which is located in Felsted, U.K. We plan to develop and sell this land over the next few years.

Market Overview

The global food equipment market, which we estimate generates approximately $22 billion in sales annually, is comprised of the following segments:

•	Food Service Equipment—this market segment includes primary cooking equipment, refrigeration equipment and ice machines, sanitation and environmental machines, serving equipment, food preparation equipment, smallwares, cookwares, kitchen tools, storage and handling equipment as well as custom fabrications used by commercial and institutional food service operations. We estimate that this segment constitutes approximately $14 billion of the total global food equipment market.

•	Food Retail Equipment—this market segment includes refrigerated storage and display products sold to food retailers, such as supermarkets and convenience stores. We estimate that this segment constitutes approximately $6 billion of the global food equipment product market.

•	Other Food Equipment—this segment comprises vending machines for hot and cold food, representing approximately $2 billion of the global food equipment product market. We do not operate in this segment.

We estimate that the ten largest sellers of food equipment worldwide, including Enodis, account for over one third of global sales.

We estimate that the North American market accounts for approximately one third of the global food equipment market, while the second largest market, Continental Europe, accounts for slightly less than one third of the global food equipment market.

We believe that the market for food service equipment grew rapidly from 1992 to 2000 but declined by approximately 10% in 2001 and 2002 due to economic and geopolitical circumstances. In 2003, we estimate that the U.S. market declined by approximately 1.7%. The forecast for 2004, however, is that the equipment market is expected to grow by 1.6%. We believe the U.S. market will grow over the long term in excess of the growth rate in the U.S. gross national product, principally due to the following factors:

•	new restaurant and store openings, resulting from overall economic growth, combined with increases in consumer spending on food prepared outside of the home. The National Restaurant Association, in a survey released in 2003, projects that this trend will continue with substantial growth to 2010; and

•	sales of replacement and upgrade equipment, due to customer menu adjustments and the needs of customers to increase food preparation efficiency to improve capacity, reduce energy consumption, reduce labor costs through increased automation and comply with increasingly stringent health and safety regulations.

Generally, food service operators purchase new food service equipment for three reasons: new restaurant or store openings, upgrades of existing equipment and replacement of older equipment. We estimate that each of these reasons accounts for approximately one third of food service equipment sales.

Food Service Equipment

Food service equipment consists of primary cooking equipment, refrigeration equipment and ice machines, sanitation and environmental equipment, serving equipment, food preparation equipment, smallwares, cookwares, kitchen tools, storage and handling equipment as well as custom fabrications. Our suite of products are used by commercial and institutional food service operators such as full service restaurants, quick service restaurant chains, hotels, industrial caterers, supermarkets, hospitals, schools and other institutions. In Fiscal 2003, our sales of food service equipment were £552.9 million, or approximately 81.4% of our turnover from continuing operations. Our food service equipment is sold in over 100 countries. Sales by our food service equipment businesses located in North America constituted approximately 73.9% of our Fiscal 2003 food service equipment turnover from continuing operations.

Product Groups

We have a presence throughout most of the world’s significant markets in the following product groups:

Primary Cooking Equipment

We design, manufacture and sell a broad array of ranges, griddles, grills, combination ovens, convection ovens, conveyor ovens, rotisseries, induction cookers, broilers, tilt fry pans/kettles/skillets, braising pans, cheese melters/salamanders, cook stations, table top and counter top cooking/frying systems, filtering systems, fat and oil fryers, hotdog grills and steamers, steam jacketed kettles, steamers and toasters. We believe that we are a leading manufacturer of most of these products in North America. We sell traditional oven, range and grill products under the Garland®, U.S. Range™, Technyform® and Moorwood Vulcan® brand names, and we sell combination and convection ovens under the Merrychef®, Garland®, Cleveland™ and Convotherm® brand names. Our other brands in this product group include Lincoln® and Merco Savory®. Our fryers and frying systems are marketed under the Frymaster®, Dean®, Henry Nuttall® and Moorwood Vulcan® brand names. Our steam equipment is manufactured and sold under the Cleveland® brand.

Refrigeration Equipment and Ice Machines

We design, manufacture and sell commercial refrigerators, blast freezers, blast chillers and cook-chill systems under the Delfield®, Tecnomac™, Sadia™ and Guyon® brand names. We also design, manufacture and sell commercial ice machines and ice dispensers, in addition to ice dispensing and storage bins, under a variety of brand names, including Scotsman®, Ice-O-Matic®, Icematic®, Bar-Line®, Simag®, Mile High®, Oref® and New Ton®. We have a wide product offering in the ice market and are one of the leaders in both the U.S. and global markets. Our equipment produces and dispenses ice cubes, used by health care facilities, convenience stores, quick service restaurants, full service restaurants, bars and hotels. Our nugget ice machines and dispensers are primarily used by health care facilities and beverage applications; our luxury ice cuber line is used primarily by households and small bars; and our flake ice makers are used primarily by supermarkets. Our ice storage bins have capacities of 200 to over 1,600 pounds of ice, and we distribute a range of water filtration systems designed to remove tastes, odors, dirt and rust particles from water used to make ice

Sanitation and Environmental Equipment

We design, manufacture and sell exhaust and ventilation hoods as well as warewashing equipment. Our ventilation equipment includes individual stand alone ventilation and filtration systems as well as comprehensive integrated air filtration systems, fans, fire suppression systems and grease filters. We have recently introduced an ultraviolet commercial kitchen ventilation system that utilizes ultraviolet light to treat contaminated air. We sell these products under the brand names Vent Master® and Airtech®. Our warewashing business designs, manufactures and sells commercial dishwashing and other warewashing equipment including racks and tables. We entered this business with the purchase of Jackson MSC Inc. in Fiscal 2001, and we offer a full range of undercounter dishwashers, door-type dishwashers and flight-type dishwashers. Our brand for these products is Jackson®.

Serving Equipment

We design, manufacture and sell a range of beverage dispensers, beer coolers, buffet equipment and stations, cafeteria/buffet equipment stations, display and deli cases, heat lamps, insulated and refrigerated salad/food bars, sneeze guards and warmers. Our beverage products are sold to global, regional and national soft-drink companies and brewers under the brand names Scotsman Beverage Systems®, Whitlenge® and Hartek®. Our equipment stations, cases and food bars are marketed under the Delfield® brand name.

Food Preparation Equipment, Smallwares, Cookwares and Kitchen Tools

We manufacture a wide range of food preparation equipment such as grinders, shredders, food processors, mixers, dryers, washers, can openers, choppers, colanders, cookware, cutlery, egg cookers, skimmers and utensils. Our brand names for food preparation products include Varimixer®, Lincoln®, Centurion®, Wearever® and Redco®.

Storage and Handling Equipment

We manufacture a wide range of bins, boxes, warming cabinets, dish carts, utility carts, counters and counter tops, mixer stands and tray dispensers.

Custom Fabrication

In addition to the manufacture of standardized products, many of our businesses specialize in custom fabrication to meet specific customer needs.

End Customers

The end customer base for our food service equipment business comprises primarily global quick service restaurant chain outlets and full service restaurants, as well as contract caterers, hotel chains, multinational supermarkets, leisure companies, beverage manufacturers, institutional customers such as hospitals and schools and large industrial companies. We do not typically have long term contracts with our customers. Large chains frequently authorize specific food service equipment manufacturers as approved vendors for particular products and thereafter, sales are made locally or regionally to end customers via kitchen equipment suppliers or dealers. Many large quick service restaurant chains refurbish or open a large number of outlets, or implement menu changes requiring investment in new equipment, over a short period of time. When this occurs, these customers often choose a small number of manufacturers whose approved products may or must be purchased by restaurant operators. We work closely with our customers to develop the products they need and to become the approved vendors for these products. No single food service equipment customer accounted for over 10% of our total turnover from continuing operations in Fiscal 2003.

Product Development and Customized Solutions

Our end customers often need equipment upgrades that enable them to improve productivity and food safety, reduce labor costs, respond to enhanced hygiene and environmental requirements and reduce energy consumption. These changes often require customized cooking and refrigeration equipment. In addition, many restaurants, especially quick service restaurants, seek to differentiate their products by changing their menu and format. We believe that product development is important to our success because the quality of food equipment is a primary factor in the customers’ purchasing decisions.

The Enodis Technology Center in New Port Richey, Florida, contains computer assisted design platforms, a model shop for on-site development of prototypes, a laboratory for product testing and various display areas for new products, including a test kitchen for hands-on testing of new products with customers. We also use the Technology Center to provide training, under the name Enodis University, for our customers, marketing representatives, service providers, industry consultants, dealers and distributors.

At our Technology Center, we also work directly with our customers to provide customized solutions to meet their precise needs. When a customer requests a new or refined product from us, the engineering team designs, prototypes, tests, demonstrates, evaluates and refines that product in our Technology Center with the customer. We currently have a number of projects under development with leading customers.

In addition, our Technology Center works together with the new product development teams at our operating companies so that our new products incorporate our product expertise and technological resources.

Some of our most important new products include the following:

•	Garland’s Moisture Plus® oven adds steam to the convection oven cooking process without the expense of a boiler, in order to increase cooking speed and improve food quality;

•	Delfield’s safe chill/blast chiller can blast-freeze a rib roast, and soft-chill croissants simultaneously;

•	The Scotsman® “Eclipse”® remote air-cooled cube ice machine mounts the condenser and compressor on the roof top for quiet operation and less heat build-up in the building;

•	Cleveland’s humidity controlled CombiCraft™ oven provides more versatility and faster production;

•	Ice-O-Matic’s Ag1ON ice machines mould an antimicrobial compound into key components to help prevent the growth of bacteria;

•	Scotsman’s one-hand dispenser provides a compact, tabletop “TouchFree”® ice and water dispenser;

•	Jackson’s “Flight Type” dishwasher, with a modular tank designed to meet individual customer needs is a major benefit;

•	Lincoln’s “Dual Technology Finisher” oven is a success in rapidly toasting and heating sandwiches; and

•	Merrychef’s “Mealstream 501”™ convection microwave oven accelerates product preparation in a much smaller footprint without sacrificing quality.

Sales and Marketing

United States of America

We primarily sell our food service equipment products through a network of independent, commissioned sales representatives and sell to dealers and distributors. See “Distribution Channels” below. Sometimes our customers also specify our products, and additional sales opportunities arise from our participation in trade shows and other industry conferences.

Our network of sales representatives work with end users and food service consultants to specify product features and to sell to dealers, kitchen equipment suppliers and distributors. Because industry consultants often have significant influence over the end customer’s purchasing decisions, we actively support the primary food service equipment consultants’ industry association through sponsorship of its programs and events and by providing continuing education seminars for groups of consultants at our Technology Center and factories.

In most areas in the U.S., we have a single independent representative group handling our core line of products and brands on an exclusive or near exclusive basis. This structure allows us to focus training and incentives on a smaller number of representatives. We train and provide technical product information to our sales representatives at our Technology Center.

We have organized the U.S. market into three sales regions, each headed by a commercial president. Each commercial president has responsibility for the sales results of six or seven representative groups, supervises sales activities with dealers, distributors and end customers, handles buying group requests and coordinates with food service equipment consultants. For our larger customers, we have an Account Manager or Operating Company President, whose focus is on our large chain sales efforts. We also have dedicated key account teams that focus on large global, national and regional customers. In addition, each operating company provides product and sales support to the marketplace.

Europe and Canada

We rely to a great extent on the efforts of our company-owned master distributors in Canada and four key European countries: France, Germany, Italy and the U.K. These distributors have a sales force to support dealers and end-users. In most cases, products are distributed to the end customer via a dealer.

Rest of World

Outside of North America and Europe, we generally market our products through third party distributors and, for our global chain customers, kitchen equipment suppliers.

Trade Shows and Other Activities

We also participate in a variety of trade shows and exhibitions throughout the year where we present extensive displays of our product lines, including the annual National Restaurant Association show in the U.S., the annual Internorga show in Germany, the biennial U.S. National Association of Food Equipment Manufacturers’ show in the U.S., the biennial Hotelympia show in London, the biennial Expo Tour show in Milan, the biennial Equip’Hotel show in Paris, the biennial Sirha show in Lyon and the Hostex show in Toronto.

Distribution Channels

We distribute our food service equipment products principally to third party equipment dealers, kitchen equipment suppliers and distributors, including our own distributor subsidiaries.

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

Kitchen Equipment Suppliers

Kitchen equipment suppliers are dealers that service a specific chain or a number of chains by coordinating their purchases of food service equipment and other items necessary to establish a new location or refurbish an existing location. The chain operator leaves the responsibility of securing and shipping the product to the kitchen equipment supplier and usually establishes product selection and pricing in advance with each of their preferred or approved equipment vendors.

Distributors

Distributors are similar to dealers, but they hold significantly higher levels of stock and align exclusively with manufacturers within specific product categories. Distributors sell both to end customers and to dealers. They also provide value-added services such as marketing and after-sales service, including warranty administration. In the U.S., we use independent distributors primarily in our ice business. In Canada and Europe, we distribute primarily through our master distributor subsidiaries. In the rest of the world we have third party master distributors.

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

Our operating companies and master distributors further support these service agencies with access to our technical and parts personnel, stocks of replacement parts at our plants and regionally at our master distributors, technical and parts manuals (some of which are now available on the Internet), and ongoing training both at our operating companies and in the field. We provide emergency technical support through some of our operating companies to key accounts and service partners.

We recently appointed a Vice President - USA Service, who is responsible for building stronger partnerships with leading service agencies and for providing a simpler interface with end customers. This executive seeks ways to more efficiently deliver parts to our U.S. service network to minimize lead time in connection with product service.

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

Competition

The global food service equipment market is highly competitive and fragmented. The market includes some large international competitors, and in recent years there has been some significant consolidation by these competitors. Competition is based primarily on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. Several of our competitors are divisions or subsidiaries of large, diversified companies. We believe that Enodis is one of the leading three providers of food service equipment worldwide. Furthermore, we believe that the top ten competitors in the industry comprise about one-third of all industry sales. Illinois Tool Works is an international competitor in most of our markets, and we also compete with United Technologies, Electrolux, Ali Group, Middleby Corporation, Manitowoc and Hoshizaki in some product lines. Our other main competitors are either regional or are specialized companies that compete with us in particular product lines.

Food Retail Equipment

Food retail equipment consists of equipment used to store and display food in retail food outlets such as supermarkets, convenience stores, specialty stores and retail chains. In Fiscal 2003, our sales of food retail equipment were £110.8 million, or approximately 16.3% of our turnover from continuing operations. Our food retail equipment business is conducted only in North America.

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

Customers

The customer base for our food retail equipment business comprises a small number of large retail and supermarket chains, food convenience stores and specialty food retailers. The largest customers in the industry generally appoint a small number of non-exclusive “approved suppliers” for particular products. Smaller customers often purchase food retail equipment on an individual basis. No single food retail equipment customer accounted for over 10% of our total turnover from continuing operations in Fiscal 2003.

Product Development

Our food retail equipment subsidiaries have laboratories located within their facilities where new product development is conducted. We are currently working on improving energy efficiency in our food retail equipment products.

Sales, Marketing and Distribution

We sell the majority of our food retail equipment directly to end customers through the sales force of each of our operating subsidiaries. The balance of our food retail equipment sales are made through third party dealers. In our Kysor Panel Systems business, key account teams manage the customer relationships with our major chain clients.

We also participate in a variety of trade shows and exhibitions each year, where we present extensive displays of our product lines.

Customer Service

The food retail equipment industry requires after-market service support that provides parts and labor both during the warranty period and afterwards. We provide service for our Kysor//Warren products through field service employees and for our Kysor Panel Systems products through a network of third party subcontractors and authorized service engineers. The warranty period for our food retail equipment is typically one year for parts and 90 days for labor.

Seasonality

In general, sales of food retail equipment are strongest in the second half of our fiscal year (April through September). This is because new store construction and installations by customers upgrading or replacing food retail equipment occur mostly in the warm weather months. In addition, most retail businesses seek to complete refurbishments before the end of November.

Competition

The food retail equipment market in North America is highly concentrated, with only a small number of suppliers. Competition in the food retail equipment industry is based primarily on price, although energy efficiency and product features also play a role. In addition to competing for sales, manufacturers of food retail equipment compete for contract awards for specific products, in order to become the approved supplier of these products to a particular customer over the contract period. We believe that recent significant consolidation in the supermarket industry, which has resulted in a reduced number of large customers with significant buying power and fewer stores, has led to increased price competition in the industry. Major competitors in this segment include Hussmann, a division of Ingersoll Rand; Hill/Phoenix, a division of Dover; Tyler, a division of United Technologies; and Crown-Tonka.

Property

We currently hold approximately 68 acres of real estate located in Felsted, U.K. and 10 acres located in Coventry, U.K. We plan to develop and sell this land over the next few years. We market the land to third parties for development and real estate investment. Prior to selling any portion of the land, we invest resources in resolving existing environmental issues relating to the land. In addition, some of the land at Felsted has already been allocated to uses for which we will receive no revenues, such as infrastructure needs and community uses. In Fiscal 2003, we generated approximately 2.3% of our total turnover from property development activities. We expect our property operations to be less significant in the future.

Production Materials

The primary materials used in the production of our products are high quality stainless steel, carbon steel, galvanized steel, urethane insulating foam, compressors, motors, heating elements, evaporation coils, electronic controls and other electrical and mechanical components. As one of the largest companies in the commercial food equipment industry, we purchase many of these materials in large quantities and are, therefore, often able to negotiate favorable prices from suppliers. However, we are generally subject to fluctuating market prices. For example, the impact of new U.S. tariffs in Fiscal 2003, which have now been rescinded, increased our cost for carbon steel. In some instances, our increased costs were not able to be passed onto our customers.

We purchase steel in various sheet sizes, which is either sheared into blanks, or, more frequently, is delivered directly to computer controlled turret punch presses or lasers for cutting. We purchase generic steel under agreements through Fiscal 2005. These agreements provide incentives for us to maximize our steel purchases and provide some protection from market price fluctuations.

We have an agreement for the supply of urethane foam to the majority of our operating subsidiaries that expires on December 31, 2005. This agreement also provides for limited protection from market price fluctuations.

Other agreements have been signed to limit market price fluctuations for materials such as electric motors, hardware, fasteners, heating elements, telecommunication, overnight delivery and wire products.

Other components of significance include copper and aluminum refrigeration coils, thermostats, gas regulators, doors, frames and various types of analogue, digital and programmable computer controls. We believe that the primary materials used in the production of our products are readily available from various suppliers at competitive market prices.

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

Subsidiaries

We currently have over 100 subsidiaries, all but a few of which are wholly-owned, directly or indirectly. Our largest subsidiary is Enodis Corporation, which owns Scotsman Industries, Inc., Lincoln Foodservice Products, Inc., Cleveland Range, LLC, Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Company and Jackson MSC Inc. Scotsman Industries, Inc. owns The Delfield Company and Kysor Industrial Corporation, among others.

Our significant subsidiaries are listed in Exhibit 8 to this report, which shows their jurisdictions of incorporation or formation and our ownership interest in them.

Manufacturing

We currently have 29 manufacturing facilities located in eight countries. Our facilities are primarily fabrication and assembly plants.

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

Property, Plant and Equipment

We own or lease over 30 commercial properties in the U.S., the U.K., Continental Europe, Canada, Thailand and China, including a corporate office in London, our Technology Center and Global Operating Headquarters in New Port Richey, Florida, manufacturing plants, warehouses and regional offices. We believe each property is appropriately insured, where applicable in accordance with the respective leases.

Our corporate office (which is our principal executive office) is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, U.K. The following table contains information describing our principal operational properties:

Location	Principal Use	Approximate Square Feet	Products Produced	Owned/ Leased
Washington House, 40-41 Conduit Street, London U.K.	Corporate office	4,589	—	Leased
2227 Welbilt Boulevard New Port Richey, FL, U.S.	Technology Center and Global Operating Headquarters.	42,000	—	Owned
Denver, CO, U.S.	Manufacturing plant, engineering facilities and office	168,000	Ice machines	Owned	(1)
Columbus, GA, U.S.	Manufacturing plant, warehouse and office	300,000	Refrigerated display cases	Owned
	Manufacturing plant and office	140,000	Refrigeration systems	Owned
Vernon Hills, IL, U.S.	Office	15,000	—	Leased
Fort Wayne, IN, U.S.	Manufacturing plant and office	358,000	Conveyer ovens, rotisseries and kitchenware	Leased
Barbourville, KY, U.S.	Manufacturing plant, office, land	115,000	Dishwashers	Owned
Corbin, KY, U.S.	Warehouse	19,550	Dishwashers	Leased
Shreveport, LA, U.S.	Manufacturing plant, engineering facilities and office	249,000	Fryers and other cooking equipment	Owned
	Manufacturing plant	135,054	Fryers and other cooking equipment	Owned
Mt. Pleasant, MI, U.S.	Manufacturing plant and office	330,000	Refrigeration equipment	Owned
Cleveland, OH, U.S.	Manufacturing plant and office	180,000	Steam cooking equipment and cook-chill systems	Owned	(2)
Freeland, PA, U.S.	Manufacturing plant and office	150,000	Ovens and grills	Owned
Fairfax, SC, U.S.	Manufacturing plant and warehouse	360,000	Ice machines	Owned	(3)
Covington, TN, U.S.	Manufacturing plant and office	188,000	Refrigeration equipment	Owned	(4)
Piney Flats, TN, U.S.	Manufacturing plant and office	110,000	Walk-in coolers and freezers	Leased
Fort Worth, TX, U.S.	Manufacturing plant and office	118,000	Walk-in coolers and freezers	Owned
Concord, Ontario, Canada	Manufacturing plant and office	116,000	Steam kettles and skillets	Leased
Mississauga, Ontario, Canada	Manufacturing plant and office Manufacturing plant and office	155,000 35,000	Ovens and ranges Ventilation equipment	Leased Leased
Shanghai, China	Manufacturing plant and office	17,000	Ice machines	Leased
Moneteau, France	Manufacturing plant and office	100,000	Cooking equipment	Leased
Eglfing, Germany	Manufacturing plant, office and warehouse	130,000	Combination ovens	Leased
Radevormwald, Germany	Manufacturing plant and office	35,000	Beverage systems	Leased
Castelfranco, Italy	Manufacturing plant and office	242,000	Ice machines and blast chillers	Owned
Milan, Italy	Manufacturing plant, warehouse and office	150,000	Ice machines	Leased
Pietrasanta (LU), Italy	Manufacturing plant and office	3,300	Ice machines	Leased
Bangkok, Thailand	Manufacturing plant and office	45,000	Ice machines	Leased
Aldershot, U.K.	Manufacturing plant and office	20,000	Microwave and combination ovens	Leased
Halesowen, U.K.	Manufacturing plant and office	84,000	Beverage systems	Leased
Rochester, U.K.	Manufacturing plant and office	27,000	Ventilation systems	Leased
Sheffield, U.K.	Manufacturing plant and office	100,000	Ovens, ranges and refrigeration products	Leased

(1)	Subject to industrial revenue bond financing for a current principal amount of $4.2 million due in 2007.

(2)	Subject to a mortgage on a portion of the land and building for a current principal amount of $0.3 million to secure our obligations under our Loan Agreement with the City of Cleveland.

(3)	Subject to industrial revenue bond financing for a current principal amount of $9.3 million due in 2020.

(4)	Subject to industrial revenue bond financing for a current principal amount of $3.2 million due in 2006. When the bonds are repaid, the property will be conveyed to us.

For information concerning our rental expenses and commitments under operating leases, see Note 27 to our consolidated financial statements included in this report. We believe our properties and equipment are generally suitable and adequate for the purposes for which they are intended.

In addition to the above properties, we lease several other non-operational properties (including four properties for which we assumed liability at the time of the sale of our former building and consumer products division) until up to 2017. The aggregate rents payable under these non-operational leases amount to £2.6 million per annum, and rents currently receivable amount to £0.7 million per annum under month-to-month leases. Provision has been made of an amount that is considered appropriate to cover potential liability under these leases.

Environmental Matters

Our products and operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state and local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management of hazardous materials, and the clean-up of contaminated sites. These laws and regulations impose substantial costs, including clean-up costs, fines and civil or criminal sanctions, and costs arising from third party property damage or personal injury claims, if there are violations of or liabilities under environmental laws or non-compliance with environmental permits.

Some of our subsidiaries have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the clean-up of hazardous waste sites. Under these laws, liability for the entire cost of the clean-up of contaminated sites can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. In the past, however, our actual liability has typically been immaterial. We do not believe that any liability which might be imposed on us in connection with any known hazardous waste previously used by our subsidiaries, either individually or in the aggregate, will have a material adverse effect upon our business, financial condition, liquidity or results of operations.

Industry and Market Data

We obtained the market and competitive position data used throughout this report from our own research, surveys or studies and from information published in industry or general publications. While we believe that each of the studies and publications that we used is reliable, we have not verified their data through independent sources.

In particular, we base our beliefs about our competitive position as detailed throughout this report on the following sources: (1) previously filed disclosure documents of our largest competitors; (2) an internal “market mapping” study originally prepared on February 8, 2001 and updated each year using the study as a benchmark; (3) a presentation by a consulting firm, Botany Hill Management Inc., dated November 26, 2002; (4) various independent analysts’ reports on the food equipment industry; (5) Equipment & Supplies Forecast for 2003 and 2004 published by FER magazine in September 2003; (6) market analysis presented by Technomic, Inc during September 2003; (7) market statistics and forecasts published by the National Associations of Food Equipment Manufacturers in USA, France, Germany and U.K.; and (8) market statistics and forecasts published by the National Restaurant Association of America on their website at http://www.restaurant.org during November 2003.

Item 5.	Operating and Financial Review and Prospects

You should read this discussion in conjunction with the sections entitled “Item 3. Key Information—Risk Factors” and “Selected Financial Data” and our consolidated financial statements included in this report.

Our financial statements are prepared in accordance with U.K. GAAP. These accounting principles differ from U.S. GAAP. A summary of the adjustments to profit/(loss) for the period and equity shareholders’ funds required when reconciling these amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP is presented in Note 30 to the consolidated financial statements included in this report.

Overview

We operate in two principal segments: food service equipment and food retail equipment. We also have property development operations.

Principal Profit and Loss Account Items

Turnover. Turnover consists of gross sales to third parties less allowances for sales returns, rebates, discounts and other items. Our principal source of turnover is sales of food service equipment, which comprised 81.4% of our turnover from continuing operations in Fiscal 2003 (73.9% in North America and 26.1% in Europe/Asia). Sales of food retail equipment comprised 16.3% of our turnover from continuing operations in Fiscal 2003. Finally, sales of property comprised 2.3% of our turnover from continuing operations.

Operating Profit from Continuing Operations. Operating profit from continuing operations represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs and other operating expenses. Costs of sales include raw material components, direct labor costs, fixed and variable overhead costs and depreciation attributable to production. Administrative expenses include research and development on new products, bad debt provisions, depreciation, sales and marketing costs, rent on administrative building and professional fees.

Significant Factors Affecting Results of Operations

Acquisitions, Divestitures and Financing Arrangements

We incurred or assumed substantial debt in order to finance acquisitions that were made in Fiscal 2001, 2000 and 1999. A portion of this debt has been repaid with the proceeds of divestitures discussed below and our 2002 rights offering. Our net debt (Net debt consists of all borrowings, cash at bank and in hand, but excludes deferred financing costs) reached £493.8 million at March 31, 2001 but was reduced to £139.7 million at September 27, 2003.

In Fiscal 2001, we sold our former building and consumer products business for gross cash proceeds of £114 million, a loan receivable from the buyer of £20 million and warrants to purchase shares of the buyer. In Fiscal 2002, we received £4.0 million in net proceeds from the sale of shares underlying the warrants and repayment of the £20 million loan together with interest and an early redemption penalty. Because the building and consumer products division operated as a separate segment, the results of operations for it are presented as discontinued operations in our financial statements.

Between September 2001 and June 2002, we sold several businesses for aggregate net proceeds before costs of disposal of £95.3 million. During Fiscal 2003, we recognized a gain of £3.3 million from the release of excess provisions relating to certain warranties granted at the time of the sale of these businesses. Of this gain, £2.5 million was in connection with discontinued operations.

The aggregate net proceeds after costs of disposal raised by these divestitures since Fiscal 2001 amounted to £87.3 million, and resulted in exceptional net losses of £34.8 million, after the write off of £65.1 million of goodwill previously written off to reserves. The aggregate operating profit for these companies for Fiscal 2001 was £12.5 million. During Fiscal 2002, the aggregate operating profit contribution for these businesses was £4.4 million.

In March 2001, we entered into a medium term, senior credit facility to refinance our prior bank debt. As a result of these financing arrangements, we wrote off unamortized costs associated with our previous credit facility of £5.8 million.

We completed a rights offering on April 9, 2002, issuing 150,174,595 of our Ordinary Shares. The gross proceeds of the rights offering were £75.1 million (net proceeds of £70.3 million). The rights offering was part of the refinancing of our senior credit facilities that we had entered into in March 2001. These financing arrangements also included:

•	a bridge loan facility in the amount of £150 million, all of which has been repaid;

•	U.S. dollar-denominated term loans in the aggregate amount of approximately £212 million, £83 million of which was drawn as at December 11, 2003; and

•	a U.S. dollar-denominated revolving credit facility in the amount of approximately £49 million, of which approximately $29 million (£16 million) was drawn as at December 11, 2003.

On March 26, 2002, we issued £100 million aggregate principal amount of 10- 3/8% senior subordinated notes due April 15, 2012 (the “old notes”). On October 7, 2002, we completed an exchange offer to replace the old notes with our 10- 3/8% senior subordinated notes due April 15, 2012 (our “senior subordinated notes”). We pay interest on the senior subordinated notes on April 15 and October 15 of each year.

In order to create the structural subordination of the old notes required by the lenders under our new senior secured credit facilities, on February 19, 2002, Enodis plc transferred substantially all of its assets and liabilities ultimately to its indirect subsidiary, Enodis Group Limited. The syndication of the new senior secured credit facilities was completed on July 31, 2002.

Fees and expenses associated with the rights offering were approximately £4.8 million, which was written off against the share premium account. Fees and expenses relating to the bridge loan, term loan and revolving credit facility as well as the offering of the old notes totaled approximately £16.0 million. These fees and expenses have been capitalized and are being amortized over the life of the related debt. Fees and expenses relating to the bridge loan totaling approximately £1.5 million were written off in Fiscal 2002. In addition, fees associated with the unwinding of our previous financing arrangements of £2.7 million were charged as an exceptional item in Fiscal 2002.

Restructuring

Since Fiscal 2001, there has been a general market decline in the food equipment industry, primarily resulting from a slowdown in the U.S. and European economies. In addition, the events of September 11, 2001 added uncertainty to the outlook for the food equipment industry. Leading restaurant chains have curtailed new store openings and refurbishment programs, and many independent restaurant and hotel operators have delayed new openings and non-essential replacement of equipment. Supermarket chains underwent significant consolidation and closed many outlets. This industry downturn, coupled with our already significant debt burden, required us to restructure and refocus our business.

In March 2001, we announced a restructuring program with the objective of removing excess capacity and improving production efficiency throughout our operations. We implemented cost control measures through headcount reduction, discretionary cost control and manufacturing plant restructuring. These initiatives resulted in a total headcount reduction of approximately 870 people and the closure of five manufacturing plants and significantly reduced fixed headcount and discretionary costs beginning with the second half of Fiscal 2001. In connection with this restructuring program, we recognized £33.1 million of exceptional restructuring charges in Fiscal 2001, primarily related to employee terminations, plant closure costs and asset write-downs. Of these amounts, £14.5 million were cash payments made in Fiscal 2001, and £8.5 million in cash payments in Fiscal 2002. The remaining £10.1 million represented non-cash charges.

In Fiscal 2002, we recognized £9.4 million of exceptional restructuring costs relating to closing surplus food retail manufacturing facilities, including the write-down of inventory at Kysor//Warren reflecting the decline in sales and in our European operations, a range of cost reduction initiatives.

During Fiscal 2003, we recognized £6.1 million of exceptional costs for cost reduction and restructuring measures, including the costs of relocating the office of the CEO from the U.K. to the U.S. The 2003 restructuring program is expected to result in estimated cost savings of £4 million in the first half of Fiscal 2004.

Amortization and Impairment of Goodwill.

Under U.K. GAAP, goodwill arising from acquisitions is amortized on a straight-line basis over its estimated useful life of 20 years. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. Goodwill previously taken into reserves is charged in the profit and loss account when the related business is sold. In Fiscal 2001, we recognized an exceptional charge of £100 million relating to the write-down of the carrying value of goodwill principally associated with the Scotsman acquisition. The write-down resulted from our reassessment of the value of goodwill in light of the downturn in the U.S. economy.

From its acquisition in 1999 to the end of Fiscal 2001, Kysor//Warren operated at a profit (exclusive of exceptional costs and amortization). However, Kysor//Warren was adversely impacted by difficult market conditions and was not profitable in Fiscal 2002. Kysor//Warren also lost market share due to problems with product quality and lack of customer focus. Accordingly, we wrote off all the remaining Kysor//Warren goodwill of £48.9 million in Fiscal 2002. No goodwill impairments arose under U.K. GAAP during Fiscal 2003.

Foreign Exchange Effects

Because the majority of our businesses are based outside the U.K. (primarily in the U.S.), our results of operations, which are reported in pounds sterling, can be affected by movements in foreign exchange rates between pounds sterling and various currencies, primarily the U.S. dollar. The balance sheets of overseas subsidiary entities are translated into pounds sterling at rates of exchange prevailing as at the Fiscal year end. Profit and loss accounts are translated at the average rate for the month in which the profits are earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long term foreign currency borrowings used to finance overseas investment. Transaction differences arising from exchange rate variations on trading transactions are included in operating profit. The approximate average exchange rates for pounds sterling to U.S. dollars used in our accounts in Fiscal 2003 was $1.60, as compared to $1.47 in Fiscal 2002 and $1.44 in Fiscal 2001. The average exchange rate for pounds in U.S. dollars based on a simple average of rates existing on the last trading day of each month in Fiscal 2003 was $1.61, as compared to $1.48 in Fiscal 2002 and $1.44 in Fiscal 2001.

Property Sales

During Fiscal 2003, Fiscal 2002 and Fiscal 2001, we sold some of our property assets. Future revenues from sales of property will depend on the nature and size of the properties sold, as well as the timing of disposals, which are determined by management based on market and other considerations. As at September 27, 2003, we held properties with a carrying value of £8.7 million. As we continue to sell our remaining property assets, we expect revenue from property sales to decline in future years.

Current Financial and Trend Information

The food service sector is large and growing, driven by increasing disposable income and lifestyle changes, which in the long term drives growth in the food equipment market.

We have based our planning over the next year on stable foreign exchange rates and modest market growth, recognizing continued constraints on capital spending among our customers and the lag which exists between macro-economic growth and capital spending on food equipment. Fiscal 2004 will see the full year effect of capital expenditure cutbacks made at certain quick service restaurant chains and we do not expect an easing of the margin pressures experienced during Fiscal 2003.

Cost control remains a priority throughout our businesses, including further implementation of lean manufacturing. We will seek increased market share by capitalizing on new product development, with increased development spending in Fiscal 2004 on a small number of high value projects and continued focus on our key markets. We also expect to build on the substantial progress made during Fiscal 2003 at Kysor//Warren, as this business continues to regain its position in the food retail equipment market.

We expect to see further net debt reduction, weighted towards the latter part of the year, in line with seasonal cash flows.

Food service equipment users demand innovative solutions to expanding menus, attention to safety concerns and improved efficiency. The breadth of our food equipment product range, combined with the resources of our Technology Center, put us in a strong position to meet these demands and take advantage of the growing food service market. We remain confident in the long term outlook for Enodis.

Results of Continuing Operations

We are organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property. The following table sets forth components of our consolidated operating profit and loss accounts from our consolidated historical financial statements, and as a percentage of turnover of our continuing operations for Fiscal 2003, Fiscal 2002 and Fiscal 2001.

	Fiscal 2003		Fiscal 2002		Fiscal 2001
	(in millions, except percentages)
Turnover from continuing operations:
Global Food Service Equipment	£552.9	81.4%	£619.1	78.1%	£689.7	75.4%
Food Retail Equipment	110.8	16.3%	158.0	19.9%	208.4	22.8%
Property	15.7	2.3%	16.1	2.0%	16.6	1.8%

Total turnover from continuing operations	679.4	100%	793.2	100%	914.7	100%
Operating profit/(loss) from continuing operations before exceptional items:
Global Food Service Equipment	60.9	9.0%	70.5	8.9%	80.3	8.8%
Food Retail Equipment	4.0	0.6%	(3.3)	(0.4)%	10.4	1.1%
Property	5.4	0.8%	8.0	1.0%	9.0	1.0%
Corporate costs	(9.5)	(1.4)%	(7.9)	(1.0)%	(8.9)	(1.0)%
Goodwill amortization	(13.8)	(2.0)%	(19.0)	(2.4)%	(23.0)	(2.5)%

Operating profit/(loss) from continuing operations before exceptional items:	47.0	6.9%	48.3	6.1%	67.8	7.4%
Operating exceptional items	(12.5)	(1.8)%	(58.3)	(7.3)%	(167.5)	(18.3)%

Operating profit/(loss):
Operating profit/(loss) from continuing operations	34.5	5.1%	(10.0)	(1.3)%	(99.7)	(10.9)%
Operating profit from discontinued operations	—	—	—	—	9.1	1.0%
Profit/(loss) on disposal of businesses and other assets	3.3	0.5%	(38.1)	(4.8)%	23.5	2.6%
Net interest payable and similar expenses	(21.9)	(3.2)%	(37.7)	(4.8)%	(41.9)	(4.6)%

Profit/(loss) on ordinary activities before taxation	15.9	2.3%	(85.8)	(10.8)%	(109.0)	(11.9)%
Tax on profit/(loss) on ordinary activities	(6.4)	(0.9)%	(1.0)	(0.1)%	(11.4)	(1.2)%
Equity minority interest	(0.1)	0.0%	(0.2)	(0.0)%	(0.3)	0.0%

Profit/(loss)	£9.4	1.4%	(£87.0)	(11.0)%	(£120.7)	(13.2)%

Fiscal 2003 Compared To Fiscal 2002

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £113.8 million, or 14.3%, to £679.4 million in Fiscal 2003 from £793.2 million in Fiscal 2002. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

	Fiscal 2003		Fiscal 2002		Change
	(in millions, except percentages)
Global Food Service Equipment	£552.9	81.4%	£619.1	78.1%	(£66.2)	(10.7)%
Food Retail Equipment	110.8	16.3%	158.0	19.9%	(47.2)	(29.9)%
Property	15.7	2.3%	16.1	2.0%	(0.4)	(2.5)%

Total	£679.4	100.0%	£793.2	100%	(£113.8)	(14.3)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations from our Global Food Service Equipment segment.

	Fiscal 2003		Fiscal 2002		Change
	(in millions, except percentages)
North America	£408.4	73.9%	£474.1	76.6%	(£65.7)	(13.9)%
Europe/Asia	144.5	26.1%	145.0	23.4%	(0.5)	(0.3)%

Total Global Food Service Equipment	£552.9	100%	£619.1	100%	(£66.2)	(10.7)%

Turnover in the Global Food Service Equipment segment decreased by £66.2 million, or 10.7%, to £552.9 million in Fiscal 2003 from £619.1 million in Fiscal 2002 due to the effect of disposals of businesses, foreign exchange rate movements and a decline in volumes.

Turnover in our North American operations decreased by £65.7 million from £474.1 million in Fiscal 2002 to £408.4 million in Fiscal 2003. This decrease was attributable to turnover in Fiscal 2002 of £25.0 million, from businesses that were disposed of during Fiscal 2002, along with £33.4 million from foreign exchange rate movements. Additionally, the capital expenditure reductions by certain quick service restaurant chains more than offset increased turnover to other customers resulting in a net £7.3 million decline in turnover from Fiscal 2002 to Fiscal 2003.

Turnover from Europe/Asia decreased by £0.5 million, or 0.3%, to £144.5 million in Fiscal 2003 from £145.0 million in Fiscal 2002. This decrease was attributable to turnover of £8.0 million from businesses that were disposed of during Fiscal 2002, which was offset in part by gains from foreign exchange rate movements of £6.7 million, along with a £0.8 million increase due to good performance at our European ice business.

Food Retail Equipment. Turnover decreased by £47.2 million, or 29.9%, to £110.8 million in Fiscal 2003 from £158.0 million in Fiscal 2002. Of this decrease, £27.0 million was attributable to turnover from businesses that were disposed of during Fiscal 2002. Turnover in Fiscal 2003 was also adversely affected by £10.9 million of foreign exchange rate movements along with a turnover decrease of £9.3 million attributable to reduced volumes in Mexico and market share losses at Kysor//Warren.

Property. We sold a further tranche of the Felsted, U.K. property which gave rise to turnover of £15.7 million during Fiscal 2003. This is a decrease of £0.4 million from £16.1 million of turnover in Fiscal 2002. Revenue on property sales is recognized only at the point when land is sold.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit from continuing operations before exceptional items decreased by £1.3 million, or 2.7%, to £47.0 million in Fiscal 2003 from £48.3 million in Fiscal 2002. The reasons for this decrease are analyzed in our discussions below.

	Fiscal 2003		Fiscal 2002		Change
	(in millions, except percentages)
Global Food Service Equipment	£60.9	129.6%	£70.5	145.9%	(£9.6)	(13.6)%
Food Retail Equipment	4.0	8.5%	(3.3)	(6.8)%	7.3	n/m
Property	5.4	11.5%	8.0	16.6%	(2.6)	(32.5)%
Corporate Costs	(9.5)	(20.2)%	(7.9)	(16.4)%	(1.6)	(20.3)%
Goodwill Amortization	(13.8)	(29.4)%	(19.0)	(39.3)%	5.2	27.4%

Total	£47.0	100%	£48.3	100%	(£1.3)	(2.7)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	Fiscal 2003		Fiscal 2002		Change
	(in millions, except percentages)
North America	£50.7	83.3%	£60.8	86.2%	(£10.1)	(16.6%)
Europe/Asia	10.2	16.7%	9.7	13.8%	0.5	5.2%

Total Global Food Service Equipment	£60.9	100%	£70.5	100%	(£9.6)	(13.6%)

Operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment decreased by £9.6 million, or 13.6%, to £60.9 million in Fiscal 2003 from £70.5 million in Fiscal 2002, due to the effect of operating profits in connection with businesses disposed of during Fiscal 2002 of £2.2 million, the impact of adverse foreign exchange rate movements of £3.4 million as well as reductions in volumes and market share which are discussed below.

The results from North America decreased by £10.1 million, or 16.6%, to £50.7 million in Fiscal 2003 from £60.8 million in Fiscal 2002 due to the loss of profits from businesses disposed of during Fiscal 2002 of £1.7 million and the impact of foreign exchange rate movements of £4.1 million. The impact of lower turnover to certain quick service restaurant chains, as well as pricing and margin pressure at our refrigeration business reduced our operating profits, however this was limited due to the positive effects of our cost reduction programs resulting in an overall decline from Fiscal 2002 of £4.3 million.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe/Asia increased by £0.5 million, or 5.2%, to £10.2 million in Fiscal 2003 from £9.7 million in Fiscal 2002. The effect on operating profits of businesses disposed of during Fiscal 2002 was £0.5 million, which was more than offset by favorable gains from foreign exchange rate movements of £0.7 million during Fiscal 2003 along with £0.3 million due to stronger performance in other U.K. businesses from Fiscal 2002 to Fiscal 2003.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by £7.3 million to a profit of £4.0 million in Fiscal 2003 from a loss of £3.3 million in Fiscal 2002. The impact of profits associated with businesses disposed of in Fiscal 2002 was £2.2 million. This, along with the effect of the reduction in market share, was offset by favorable foreign exchange rate movements of £0.4 million, cost savings at Kysor//Warren, where the introduction of lean manufacturing was a major factor, and improved margins and cost controls at Kysor Panel Systems.

Property. Operating profit from the development and sale of a further tranche of our Felsted, U.K. property was £5.4 million in Fiscal 2003, compared to £8.0 million in Fiscal 2002. Annual profits from property development are expected to continue to reduce over time.

Corporate Costs. Corporate costs before exceptional items have increased by £1.6 million to £9.5 million in Fiscal 2003 due to pension-related charges of £0.9 million and an increased cost burden arising from U.K. and U.S. corporate governance requirements.

Goodwill Amortization. Goodwill amortization decreased by £5.2 million to £13.8 million in Fiscal 2003 from £19.0 million in Fiscal 2002. This decrease was due to the effects of a goodwill impairment of £48.9 million recorded as an exceptional item during the third quarter of Fiscal 2002, coupled with the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items.

We recognized operating exceptional items of £12.5 million in Fiscal 2003. In April 2003, we announced a restructuring and cost reduction program, which included salaried headcount reductions and the relocation of the CEO’s office to New Port Richey, Florida. Further restructuring programs were also announced in Europe. Our costs of this program amounted to £6.1 million. Of these costs, £1.4 million are included within corporate costs and the remainder is included within our Global Food Service Equipment segment.

As a result of a slowdown in the property market, £3.3 million has been recognized in respect of vacant leasehold properties held within our Property segment.

We have reassessed our accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgment on certain of the claims totaling $8.6 million. This resulted in litigation costs and increased legal fee accruals of £3.1 million during Fiscal 2003, which are included within corporate costs. We believe that the adverse decision is incorrect, and intend to appeal the decision. Our view of the outcome of the Consolidated Industries litigation remains unchanged – see our discussion under “Item 8. Legal Proceedings”.

The operating exceptional items during Fiscal 2002 comprised £9.4 million from costs associated with the closure of excess operating capacity in our Food Retail Equipment segment and further rationalizing of administration functions and simplifying management structures in the European businesses within our Global Food Service Equipment segment. The remaining £48.9 million of the 2002 exceptional charges related to an impairment of goodwill for Kysor//Warren, which is included in our Food Retail Equipment segment.

Net Interest Payable and Similar Expenses.

Our net interest expense during Fiscal 2003 was £21.9 million, down £15.8 million on our Fiscal 2002 expense. Of this reduction, £8.4 million was due to exceptional charges recorded during Fiscal 2002 for refinancing fees and deferred financing fees written off. The remaining decrease was due to lower average debt balances, partially offset by the increased proportion of our net debt represented by our £100.0 million senior subordinated notes at 10 3/8%, which increased our average cost of debt.

We continually review ways in which to manage our interest charge. This may include a number of initiatives regarding either changes to existing debt or replacing it with new debt. These initiatives could include (but would not be limited to) refinancing our senior secured credit facilities or buying back our senior subordinated notes if we consider it advantageous to do so.

Tax on Profit/(Loss) on Ordinary Activities.

Tax on profit/(loss) on ordinary activities increased by £5.4 million from £1.0 million during Fiscal 2002 to £6.4 million during Fiscal 2003. This is due to the benefit in Fiscal 2002 from the release of an accrual of £3.8 million following the settlement of a U.S. tax audit, along with an increase in taxable profits in our European and Canadian businesses during Fiscal 2003. The tax benefit of exceptional items was £1.8 million for Fiscal 2003 compared to £0.2 million in Fiscal 2002.

At year end, we expect that it will take some time for certain deferred tax assets, principally in respect of U.S. operating losses and other assets, to be recovered, and these assets are therefore not recognized under U.K. GAAP . Our U.S operating losses are subject to specific shareholder continuity requirements being met, as well as expiration dates which commence in stages from 2007 through to Fiscal 2010, when they will fully expire if unused. At September 27, 2003, we had approximately £162.9 million, £80.7 million and £9.4 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively.

Profit/(Loss) on Disposal of Businesses and Other Assets.

Profit on disposal of businesses during Fiscal 2003 totaled £3.3 million. Of this gain, £2.5 million arose following the payment of £1.3 million to obtain the release of the majority of the warranties and indemnities that we gave at the time of the disposal of one of our non-core businesses. As a result, excess accruals of £2.5 million have been reversed and credited to the profit and loss account during Fiscal 2003. The remaining gain of £0.8 million arose from the release of provisions recognized as a result of certain disposals made during Fiscal 2002. The loss on disposal of businesses during Fiscal 2002 amounted to £38.1 million and arose due to the net loss on disposal of non-core food equipment businesses.

Fiscal 2002 Compared to Fiscal 2001

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £121.5 million, or 13.3%, to £793.2 million in Fiscal 2002 from £914.7 million in Fiscal 2001. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

	Fiscal 2002		Fiscal 2001		Change
	(in millions, except percentages)
Global Food Service Equipment	£619.1	78.1%	£689.7	75.4%	(£70.6)	(10.2%)
Food Retail Equipment	158.0	19.9%	208.4	22.8%	(50.4)	(24.2%)
Property	16.1	2.0%	16.6	1.8%	(0.5)	(3.0%)

Total	£793.2	100%	£914.7	100%	(£121.5)	(13.3%)

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from our global food service equipment segment.

	Fiscal 2002		Fiscal 2001		Change
	(in millions, except percentages)
North America	£474.1	76.6%	£503.2	73.0%	(£29.1)	(5.8%)
Europe/Asia	145.0	23.4%	186.5	27.0%	(41.5)	(22.3%)

Total Global Food Service Equipment	£619.1	100%	£689.7	100%	(£70.6)	(10.2%)

Turnover decreased by £70.6 million, or 10.2%, to £619.1 million in Fiscal 2002 from £689.7 million in Fiscal 2001 due to the effect of disposals of businesses, foreign exchange rate movements and a decline in volumes.

Turnover from our North America operations decreased by £29.1 million, or 5.8%, to £474.1 million in Fiscal 2002 from £503.2 million in Fiscal 2001. This decrease was attributable to £22.0 million from the effect of the disposal of businesses during Fiscal 2002 together with £9.7 million of adverse foreign exchange rate movements. During Fiscal 2002, the market for food service equipment declined by an estimated 2%. We believe that we gained market share in difficult North American markets with an increase in turnover of £2.6 million.

Turnover from Europe/Asia decreased by £41.5 million, or 22.3%, to £145.0 million in Fiscal 2002 from £186.5 million in Fiscal 2001, with £31.3 million of the decrease attributable to the sale of businesses in Fiscal 2002.

Favorable foreign exchange rate movements resulted in an increase of £1.1 million in turnover from Fiscal 2001, however this was offset by a decline in the European market of between 5% and 12%.

Food Retail Equipment. Turnover decreased by £50.4 million, or 24.2%, to £158.0 million in Fiscal 2002 from £208.4 million in Fiscal 2001. Of this decrease, £22.7 million was attributable to the sale of businesses. Turnover in Fiscal 2002 was also adversely affected by £3.2 million of foreign exchange rate movements compared to Fiscal 2001. During Fiscal 2002 a 37% decline in turnover arose at Kysor//Warren, where we lost market share. To effect a turnaround in this business, the President of Kysor Panel Systems was appointed to lead the Kysor Group and has focused on bringing a proven commitment to customer satisfaction to Kysor//Warren. In addition, an experienced turnaround manager was appointed President of Kysor//Warren, and an entirely new executive team was recruited late in Fiscal 2002.

Property. Turnover for Fiscal 2002 declined by £0.5 million, or 3.0% to £16.1 million from £16.6 million in Fiscal 2001. Turnover in Fiscal 2002 predominantly arose from the successful completion of our development and sale of Phase III of our land in Felsted, U.K., in the fourth quarter. Revenue on property sales is recognized only at the point when land is sold.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit from continuing operations before exceptional items decreased by £19.5 million, or 28.8%, to £48.3 million in Fiscal 2002 from £67.8 million in Fiscal 2001. The reasons for this decrease are analyzed in our discussions below.

	Fiscal 2002		Fiscal 2001		Change
	(in millions, except percentages)
Global Food Service Equipment	£70.5	145.9%	£80.3	118.4%	(£9.8)	(12.2%)
Food Retail Equipment	(3.3)	(6.8%)	10.4	15.3%	(13.7)	(131.7%)
Property	8.0	16.6%	9.0	13.3%	(1.0)	(11.1%)
Corporate Costs	(7.9)	(16.4%)	(8.9)	(13.1%)	1.0	11.2%
Goodwill Amortization	(19.0)	(39.3%)	(23.0)	(33.9%)	4.0	17.4%

Total	£48.3	100%	£67.8	100%	(£19.5)	(28.8%)

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	Fiscal 2002		Fiscal 2001		Change
	(in millions, except percentages)
North America	£60.8	86.2%	£62.6	78.0%	(£1.8)	(2.9%)
Europe/Asia	9.7	13.8%	17.7	22.0%	(8.0)	(45.2%)

Total Global Food Service Equipment	£70.5	100%	£80.3	100%	(£9.8)	(12.2%)

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £9.8 million, or 12.2%, to £70.5 million in Fiscal 2002 from £80.3 million in Fiscal 2001, due to the effect of disposals of businesses of £5.0 million, the impact of adverse foreign exchange rate movements of £1.8 million as well as reductions in volumes which are discussed below.

Operating profit from continuing operations before goodwill amortization and exceptional items in North America decreased by £1.8 million, or 2.9%, to £60.8 million in Fiscal 2002 from £62.6 million in Fiscal 2001. This decrease was attributable to the impact of businesses disposed of during Fiscal 2002 of £1.8 million. Additionally, adverse foreign exchange rate movements of £1.9 million gave rise to a decrease in operating profit, which was offset by the impact of cost control measures adopted in Fiscal 2001, along with further cost reduction measures in the first quarter of Fiscal 2002. These initiatives allowed us to protect margins as the market declined.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe/Asia decreased by £8.0 million, or 45.2%, to £9.7 million in Fiscal 2002 from £17.7 million in Fiscal 2001. This decrease was attributable to the impact of the disposal of businesses during Fiscal 2002 of £3.2 million which was offset by £0.1 million in favorable foreign exchange rate movements. The remaining decrease in operating profit from Fiscal 2001 to Fiscal 2002 was due to performance of two U.K. businesses where problems associated with low volumes, product launches and factory moves impacted profitability, in addition to £1.5 million of one-time property profit recognized in Fiscal 2001.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £13.7 million to a loss of £3.3 million in Fiscal 2002 from a profit of £10.4 million in Fiscal 2001. This reduction was partially due to £2.0 million as a result of the sale of businesses during the third quarter of Fiscal 2002. The remaining decrease reflects the 37% reduction in turnover at Kysor//Warren, where we lost market share. Rapid closure of plants and rationalization of operations reduced the cost base but with some short term loss of quality and customer focus. We also recognized asset write-offs and increased warranty provisions which contributed to the decline.

Property. Operating profit from continuing operations before goodwill amortization and exceptional items of £8.0 million arose from the successful development and completion of Phase III of our land in Felsted, U.K. in the fourth quarter of Fiscal 2002.

Corporate Costs. Corporate costs decreased by £1.0 million, or 11.2%, to £7.9 million in Fiscal 2002 from £8.9 million in Fiscal 2001. This was the result of cost control measures adopted in Fiscal 2001 and during the first quarter of Fiscal 2002.

Goodwill Amortization. Amortization of goodwill from continuing operations decreased by £4.0 million to £19.0 million in Fiscal 2002 from £23.0 million in Fiscal 2001 due to the effect of the £100.0 million impairment in the value of our goodwill recorded in September 2001. These charges do not affect our cash flows.

Operating Exceptional Items

The operating exceptional items during Fiscal 2002 comprised £9.4 million of costs associated with the closure of excess operating capacity in our Food Retail Equipment segment and further rationalizing of administration functions and simplifying management structures in the European businesses within our Global Food Service Equipment segment. The remaining £48.9 million of the 2002 exceptional charges related to an impairment of goodwill for Kysor//Warren, which is included in our Food Retail Equipment segment.

In Fiscal 2001, exceptional charges of £167.5 million included £100.0 million of impaired goodwill in connection with our Scotsman acquisition. Restructuring costs of £33.1 million included costs associated with a number of cost reduction efforts, including headcount reductions and manufacturing efficiency improvements announced in Fiscal 2001. In addition, we incurred £8.5 million of professional fees, included within Corporate costs, in connection with a review of our strategic options. Additionally, following the publication of FRS 18 “Accounting Policies,” we reassessed our accounting estimates for warranty provisions and provided an additional £8.0 million. Further exceptional warranty costs of £4.5 million which arose in Fiscal 2001 were written off, and previously capitalized development costs of £1.2 million were also written off. We also settled the longstanding Bomar litigation case, paying $17.5 million (£12.2 million) in settlement of all claims. We paid $10 million in 2001 and the balance in 2002 under the terms of this settlement.

Profit/(Loss) on Disposal of Businesses and Other Assets

The loss from the disposal of businesses in Fiscal 2002 amounted to £38.1 million. This arose from the sale of Austral, resulting in a loss of £7.5 million; Belshaw, resulting in a loss of £16.4 million, including the write off of £25.0 million of goodwill previously written off to reserves; Prolon, resulting in a loss of £0.8 million; and the Aladdin Temp-Rite businesses resulting in a loss of £19.4 million, including the write off of £29.7 million of goodwill previously written off to reserves. These losses were offset by a profit on the sale of Sammic of £2.7 million, including £10.4 million of goodwill previously written off against reserves, and a further £3.3 million net profit on the sale of the Building and Consumer Products business including compensation for early repayment of the vendor loan note and profits on the sale of the shares resulting from the exercise of the warrants received at the time of the sale of the business in June 2001. This profit was reduced by the write off of deferred finance fees arising from the early repayment of debt and other associated costs.

Profit on disposal of businesses and other assets in Fiscal 2001 amounted to £23.5 million and related to a £29.1 million gain recognized on the disposal of our building and consumer products division in June 2001, partially offset by a loss of £5.6 million recognized on the sale of Scotsman Response in September 2001. The calculation of profit/(loss) on disposal of businesses included provisions for customary sale and purchase warranties consistent with the size and nature of the business sold.

Net Interest Payable and Similar Expenses

Net interest payable and similar expenses were £37.7 million in Fiscal 2002, compared with £41.9 million in Fiscal 2001. Charges for Fiscal 2002 included a write off of £4.2 million in unamortized financing costs, compared with £5.8 million in Fiscal 2001, and exceptional costs relating to the refinancing of £4.2 million. Excluding these charges, net interest expense decreased by £6.8 million or 18.8% to £29.3 million in Fiscal 2002. This decline was due to lower average debt balances and lower interest rates during the year, offset in part by higher margins on our borrowings.

Tax on Profit/(Loss) on Ordinary Activities

Tax on profit/(loss) on ordinary activities before exceptional items decreased by £12.2 million, or 91%, to £1.2 million in Fiscal 2002 from £13.4 million in Fiscal 2001. This decrease was principally due to the release of £3.8 million of tax accruals following successful progress in a U.S. tax audit, along with a change in the geographical mix of our taxable profits. We also benefited from having net operating loss carryforwards that sheltered our U.S. and U.K. profits. At September 28, 2002, we had approximately £184.9 million, £72.3 million and £6.2 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively. The U.S. losses fully expire in stages through Fiscal 2010. Losses in the U.K. and other territories do not expire.

Operating Profit from Discontinued Operations

Operating profit from discontinued operations for Fiscal 2001 was £9.1 million and relates to our building and consumer products division, which we disposed of in June 2001.

U.S. GAAP Reconciliation

Our profit before tax (before the cumulative effect of a change in accounting principle) under U.S. GAAP was £34.1 million for Fiscal 2003 compared to a loss of £85.5 million in Fiscal 2002. The net loss under U.S. GAAP for Fiscal 2003 was £94.1 million, compared to a net profit of £9.4 million for the same period under U.K. GAAP. The primary U.K. to U.S. GAAP differences for Fiscal 2003 relate to a goodwill impairment of £84.9 million and additional deferred taxation of £36.9 million, offset by lower goodwill amortization of £13.5 million, under U.S. GAAP. Under U.K. GAAP, goodwill is amortized over a period of 20 years. Under U.S. GAAP, effective September 29, 2002, goodwill is no longer amortized but is subject to transitional and annual impairment tests. This change in accounting policy under U.S. GAAP arose on adoption of SFAS 142. SFAS 142 was not applicable during Fiscal 2002 and accordingly an additional goodwill amortization charge of £13.5 million arose under U.S. GAAP for that period. Our transition to SFAS 142 resulted in a goodwill impairment of £84.9 million.

The remaining adjustments to profit/(loss) for Fiscal 2003 when reconciling from U.K. GAAP to U.S. GAAP include lower pension costs of £2.2 million, interest capitalization of £0.4 million, gains from derivative instruments of £0.1 million, lower restructuring charges of £0.8 million, lower loss contingency accruals of £1.8 million, lower gains from leasing transactions of £0.1 million, lower share option costs of £0.1 million and additional other costs of £0.5 million.

The loss for Fiscal 2003 of £94.1 million under U.S. GAAP is represented by a loss of £11.7 million from continuing operations, a gain on sale of £2.5 million from discontinued operations as well as a loss from the cumulative effect of a change in accounting principle of £84.9 million. The gain on sale of discontinued operations is discussed under “Profit/(Loss) on Disposal of Businesses and Other Assets” above.

Net loss under U.S. GAAP for Fiscal 2002 was £103.0 million, compared to a net loss for the same period of £87.0 million under U.K. GAAP. The adjustments to profit/(loss) for Fiscal 2002 when reconciling from U.K. GAAP to U.S. GAAP include additional goodwill amortization charges of £13.5 million, additional pension costs of £2.5 million, derivative instrument losses of £4.0 million, additional restructuring charges of £0.4 million, additional gains on disposal of businesses of £18.0 million, lower deferred taxation expense of £16.5 million, lower accruals for loss contingencies of £2.4 million, lower share option costs of £1.1 million, additional gains of £0.1 million from leasing transactions and additional other costs of £0.7 million.

Presentational differences also exist between U.K. GAAP and U.S. GAAP relating to exceptional items, non-operating profits, deferred financing costs and deferred taxation.

For a further explanation of the differences between U.K. GAAP and U.S. GAAP, please refer to Note 30 to our consolidated financial statements included in this report.

Liquidity and Capital Resources

During the past two years, our principal sources of funds have been cash flows generated from operations, business disposals, an equity issuance, a debt offering and bank borrowings. We incurred substantial debt to acquire businesses from 1999 to 2001, but we reduced the debt using the net proceeds of approximately £98.6 million from the sale of non-core businesses and other assets in Fiscal 2001 and £88.6 million in Fiscal 2002. Our net debt was further reduced to £139.7 million at September 27, 2003 from £186.1 million at September 28, 2002 due to cash inflows before financing of £36.8 million as well as £9.6 million from favorable foreign exchange rate movements.

On September 27, 2003, we had £77.7 million worth of cash and cash equivalents compared to £72.7 million at September 28, 2002. In addition, as at September 27, 2003, we had £34.0 million of borrowing availability under our senior credit facility. Borrowing availability under our senior credit facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility agreement. For a discussion of the financial covenants at September 27, 2003, see “Description of Credit and Debt Facilities” below.

We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest, as well as for working capital, capital expenditures and other needs over the next twelve months.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Net cash inflow from operating activities before exceptional items	£80.0	£100.0	£120.8
Net cash outflow from operating exceptional items	(6.5)	(27.4)	(27.8)

Net cash inflow from operating activities	73.5	72.6	93.0

Capital expenditure and financial investment	(9.4)	(9.0)	(16.3)
Acquisitions and disposals	(1.3)	88.6	72.8

	(10.7)	79.6	56.5
Financing activities	(32.5)	(72.7)	(60.6)

Operating Activities

During Fiscal 2003, we benefited from net cash inflows of £11.1 million from reduced working capital balances.

Net cash provided by operating activities before exceptional items decreased by £20.0 million during Fiscal 2003 from £100.0 million during Fiscal 2002 due to the loss of positive cash flows from businesses disposed of during Fiscal 2002, decreases in the level of working capital inflows and the effect of foreign exchange rate movements.

Net cash provided by operating activities before exceptional items decreased by £20.8 million to £100.0 million during Fiscal 2002 from £120.8 million during Fiscal 2001. The effect of £28.6 million lower operating profits (including £9.1 million operating profits in Fiscal 2001 attributable to the sold Building & Consumer Products business) was partly offset by improved working capital management.

Net cash used for operating exceptional items was £6.5 million during Fiscal 2003 compared to £27.4 million during Fiscal 2002. The operating exceptional items recorded during Fiscal 2003 represent costs associated with restructuring, cost reduction measures and legal fees.

Net cash used for operating exceptional items was £27.4 million during Fiscal 2002 and £27.8 million during Fiscal 2001. The operating exceptional items recorded during Fiscal 2002 were comprised of costs in relation to restructuring of £18.8 million, final payments in respect of the Bomar litigation of £5.1 million and costs of the Board’s review of strategic options of £3.5 million. The operating exceptional items recorded in Fiscal 2001 comprised primarily of restructuring costs.

Capital Expenditure and Financial Investment.

We made capital expenditures for equipment and construction of new facilities for continuing operations in the aggregate amount of £10.0 million, £9.9 million and £23.7 million in Fiscal 2003, Fiscal 2002 and Fiscal 2001 respectively. These capital expenditures were financed using a combination of cash flows from operations and borrowings under credit facilities.

At September 27, 2003, we had £2.1 million in outstanding contracts to purchase fixed assets. We expect to fund these commitments using cash from operating activities.

Acquisitions and Disposals

During Fiscal 2003, we paid £1.3 million to obtain the release of the majority of the warranties and indemnities that we gave at the time of the disposal of one of our non-core businesses. As a result, excess accruals of £2.5 million, along with £0.8 million of excess provisions from other disposals have been credited to the profit and loss account during Fiscal 2003. Net proceeds from the disposal of businesses in Fiscal 2002 amounted to £88.6 million. These proceeds arose from the disposal of Austral, Belshaw, Prolon, Sammic and the Aladdin Temp-Rite businesses, as well as the proceeds from the exercise and sale of warrants received at the time of the sale of our building and consumer products division disposed of during Fiscal 2001.

During Fiscal 2001, we paid £25.8 million for the acquisition of businesses. Our largest acquisition during Fiscal 2001 was Jackson MSC, for which we paid £24.4 million. We also received net proceeds from the disposal of our building and consumer products division of £98.6 million during Fiscal 2001.

Financing Activities

Net cash utilized for financing activities was £32.5 million during Fiscal 2003, compared to £72.7 million during Fiscal 2002 and £60.6 million during Fiscal 2001. For all periods presented, the net outflow of cash used for financing activities has been a result of payments to reduce indebtedness.

Off-Balance Sheet Arrangements

We have entered into various hedging arrangements, some of which are not reflected on our U.K. GAAP balance sheet, that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity or capital resources. These arrangements include forward foreign currency contracts, interest rate swaps and cross currency swaps, which we use to reduce exposure to foreign currency and interest rate risks. We amend these instruments from time to time to ensure that we have adequate funding flexibility and availability to meet our ongoing liquidity and currency exposures. We regularly monitor the terms of these instruments. We also believe that similar hedging instruments are readily available to us. Details about these hedging arrangements including the amounts of our current hedging instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Contractual Payment Obligations

We are also party to various contractual obligations involving commitments to make payments to third parties. Our most significant obligations are associated with the service and repayment of our long term debt. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of commodities, raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. We enter into these arrangements to facilitate an adequate supply of these materials and services, as well as to lock in to pre-determinable pricing levels. These supply contracts are typically for a period of 12 to 24 months. As these obligations are executory contracts, no liability is recognized until the occurrence of a future event.

We are also subject to obligations under finance and operating leases. Refer to note 27 of our financial statements where the future minimum lease payments and future operating lease payments are disclosed.

From time to time we also have performance bonds in place, including those associated with the development of our land at Felsted, U.K.

Research and Development

Our policy is to expense research and development costs as they are incurred. Research and development expenditures for Fiscal 2003, 2002 and 2001 were £13.2 million, £13.4 million and £13.8 million respectively.

Description of Credit and Debt Facilities

On February 20, 2002, our direct subsidiary, Enodis Holdings Limited, (“Holdings”), entered into a senior secured credit agreement with most of our significant subsidiaries as borrowers and/or as guarantors, Credit Suisse First Boston and The Royal Bank of Scotland plc as joint underwriters and arrangers and The Royal Bank of Scotland plc as issuing bank and as agent. The senior secured credit facilities comprise a $300 million 5-year amortizing term loan facility (“Term Loan A”), a $70 million 6-year term loan facility (“Term Loan B”) and an $85 million 5 year revolving credit facility. The proceeds of the term loan facility were used to repay all outstanding indebtedness under our prior credit facility. The revolving facility can be used to finance working capital requirements and for general corporate purposes. The facilities are secured by (i) fixed and floating charges over substantially all the assets of those guarantors incorporated in the U.K., the U.S., Germany, Netherlands and Canada and (ii) pledges over the shares of all the guarantors. Each of the guarantors guarantees Holdings and each other guarantor’s obligations under the facilities.

The facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, minimum ratios of EBITDA to senior interest costs, maximum ratios of total net debt to EBITDA, maximum ratios of total net senior debt to EBITDA, a minimum tangible net worth and a minimum fixed charge ratio comparing debt servicing to free cash flows. The facilities also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens. Advances under the facilities bear interest at LIBOR or EURIBOR plus margins. On part of the term loans, these margins are adjusted based on our ratio of consolidated total net debt to consolidated EBITDA. A commitment fee based on the undrawn amount of the revolving facility commitment is payable quarterly in arrears. Mandatory prepayment in full is required if we experience a change in control or a disposal of substantially all of our assets. Mandatory partial repayments are required to be made out of proceeds from asset sales, other than in the ordinary course of business, and out of 75% of our surplus cash in any fiscal year as defined in the credit agreement. The facilities contain customary events of default, including failure to make payments under the facilities, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of £5 million, insolvency, bankruptcy or similar events, change of control and material adverse change.

Additionally, we issued £100 million aggregate principal amount of 10- 3/8% senior subordinated notes due April 15, 2012. We are required to pay interest on the senior subordinated notes on April 15 and October 15 of each year. The senior subordinated notes are governed by the terms of an indenture between Enodis plc and The Bank of New York, a New York banking corporation, acting through its London branch, as Trustee. The senior subordinated notes also include those terms made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

The senior subordinated notes are unsecured senior obligations and, as such, rank senior to all of our existing and future subordinated obligations and, effectively, to our common stock upon a liquidation. They effectively rank junior to all of the existing and future indebtedness and other liabilities of our subsidiaries, including borrowings made under our senior secured credit facilities and to all of our existing and future secured indebtedness to the extent of the value of the collateral securing those obligations.

Prior to April 15, 2005, we may redeem up to 35% of the senior subordinated notes with the proceeds of equity offerings under terms described in the indenture. On or after April 15, 2007, we may redeem some or all of the senior subordinated notes at prices specified in the indenture. We may also redeem all of the senior subordinated notes at 100% of their principal amount plus accrued interest if we become obligated to pay additional amounts due to changes in withholding tax requirements.

If we experience specific kinds of changes of control, the holders may require us to repurchase all or part of the senior subordinated notes at 101% of their principal amount, plus accrued interest and additional amounts, if any, described in the indenture.

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

The senior subordinated notes have been listed for trading on the Luxembourg Stock Exchange.

On November 17, 2003, we entered into a Supplemental Agreement with the Royal Bank of Scotland (as Facility Agent) to amend certain terms of the Credit Agreement dated February 20, 2002. The amended terms re-designate Term Loan A as a revolving credit facility and alter some of our restrictive covenants established under the original agreement to provide us with additional flexibility.

We have also borrowed funds under several industrial revenue bonds, the majority of which bear interest at rates that are adjusted based on market movements and were between 1.3% and 6.1% during Fiscal 2003. At September 27, 2003 and September 28, 2002, respectively, an aggregate of £10.0 million and £10.7 million was outstanding under the industrial revenue bonds. The principal on these bonds falls due through to 2020.

Dividend Policy

For the purposes of the 2002 financing arrangements, we transferred substantially all of our subsidiaries and other assets previously held directly by Enodis plc to its indirect subsidiary, Enodis Group Limited. The effect of this transfer, for accounting purposes, resulted in the recognition of losses by Enodis plc. These losses did not have an impact on our consolidated results. However, as a result of the losses recognized on this transfer, Enodis plc does not currently have sufficient distributable reserves to lawfully make dividend payments. In addition, our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of the credit facilities and the senior subordinated notes.

As and when our Board determines to resume dividend payments, we will seek to take the steps necessary to enable us to increase our distributable reserves so that we are able to lawfully pay dividends. Any such action is likely to include the approval of our shareholders and the High Court in England; this is unlikely to be before Fiscal 2005 at the earliest.

Critical Accounting Policies and Estimates

To prepare our consolidated financial statements and related disclosures under U.K. and U.S. GAAP, we are required to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements. We consider the policies described below to be critical to our consolidated financial statements. To the extent that our actual results differ from these judgments, assumptions and estimates, or additional facts and circumstances cause us to revise these estimates in the future, adjustments would increase or decrease our reported profit/(loss) in the period in which the determination was made.

Deferred Taxation - Deferred taxation is provided on timing differences that result in obligations at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements.

Under U.K. GAAP, we do not discount deferred tax assets and liabilities. Deferred tax liabilities are recognized in full, while deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered. The recovery of deferred tax assets is dependent upon our ability to generate suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In circumstances where it is expected to take some time for tax losses to be realized, it may not be appropriate to recognize the related deferred tax assets at all. If we do not have suitable taxable profits in the future to recover deferred tax assets recognized, then we could experience a material adverse effect on our profit/(loss). Conversely, in connection with NOLs not currently recognized under U.K. GAAP, an increase in our expected U.S. taxable profits would result in an increase in our recognized deferred tax assets. For example, if our expected future taxable profit/(loss) was to increase or decrease by £1.0 million, our current net deferred tax assets would increase or decrease by £350,000, respectively. As at September 27, 2003 and September 28, 2002, we recognized net deferred tax assets of £23.8 million and £25.3 million, respectively, and had £88.0 million and £95.9 million of unrecognized deferred tax assets, respectively.

Under U.S. GAAP, deferred tax assets and liabilities are recognized for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and NOL and capital loss carryforwards. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based upon available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax asset will not be realized. When we believe a valuation allowance is necessary, we record a reduction to the net deferred tax assets, with a corresponding charge to our statement of profit/(loss). In the event that we determine that we would be able to realize our deferred tax assets that are available in excess of our net recorded amount, a decrease to the valuation allowance would arise in the period in which we make that determination. The amount we estimate to be our future taxable income within the carryforward period may differ from our actual income. If we are unable to recover the amount we have recognized as deferred tax assets, net of deferred tax liabilities, we will record an additional expense for the amount of the difference against our profit/(loss). During Fiscal 2003, we increased our valuation allowance for our NOL carryforwards from £54.3 million to £82.9 million. This allowance, along with the impact of foreign exchange rate movements and current year NOL utilization, resulted in a decrease of recognized net deferred tax assets from £95.8 million as at September 28, 2002 to £56.2 million as at September 27, 2003. If our projected future U.S. taxable income within the carryforward period was to further decrease, then we would require an additional valuation allowance of 35% of the taxable income decrease. Conversely, if our projected U.S taxable income were to increase within the carryforward period, then we would recognize additional deferred tax assets of 35% of this amount.

Warranty Liabilities - Under U.K. GAAP and U.S. GAAP, we record warranty liabilities for the amount that we estimate as the costs that we may incur under product warranties given in connection with the sale of our products. The current warranty liability recorded as at September 27, 2003 was £31.4 million as compared to £33.0 million at September 28, 2002. These liabilities are accrued at the time product revenue is recognized. The specific warranty terms and conditions vary depending upon the product sold and country in which we do business, but generally include repair or replacement parts and labor for a period typically of up to one year, but in some cases we give warranties that last for seven years. Factors that affect our warranty liabilities include the number of units under warranty, historical and anticipated rates of warranty claims on those units and estimated costs to satisfy our warranty obligation. Other factors are generally derived from our estimate of the warranty rates because the repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with our own staff or external service providers. Our rate of warranty claims has been relatively predictable based on our historical experience. Each period, we re-evaluate our estimates to assess the adequacy of our recorded warranty liabilities. If we experience a warranty claim rate greater than what we have provided for, then we would need to increase our accrual, which could have a material adverse affect on our profit/(loss) and cash flows. Conversely, if we were to experience a warranty claim rate lower than expected, this could have a favorable impact on our profit/(loss) and cash flows. During 2001, we adopted the provisions of FRS 18 “Accounting Policies”. As a result of the adoption of this standard, we reassessed our accounting estimates for warranty provisions and provided an additional £8.0 million during 2001.

Goodwill - Where the cost of business acquisitions exceeds the fair values attributable to the net assets acquired, we treat the difference as purchased goodwill. We capitalize purchased goodwill on our balance sheet for businesses acquired in the year of acquisition. Determining the fair value of net assets acquired and liabilities assumed often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, asset lives and terminal values, among other items. Differences also arise upon the calculation of goodwill under U.K. GAAP and U.S. GAAP due to differences in determining net asset values under each approach.

Under U.K. GAAP, we capitalize purchased goodwill arising from business acquisitions during or subsequent to Fiscal 1999. Prior to Fiscal 1999 we eliminated goodwill against reserves. As permitted by FRS 10, “Goodwill and Intangible Assets”, this pre Fiscal 1999 goodwill has not been restated on our balance sheet. As at September 27, 2003, the total value of goodwill written off directly to reserves for acquisitions prior to Fiscal 1999 was £270.8 million, primarily relating to the 1995 Welbilt acquisition.

Where we regard capitalized goodwill as having a limited useful economic life, FRS 10 provides that we amortize the amount of the goodwill associated with the acquisition on a straight-line basis over the limited useful life of up to a suggested maximum of 20 years. All goodwill currently held on our balance sheet is being amortized over a 20 year period, because we regard 20 years as a reasonable estimate for the useful life of the goodwill. We undertake impairment reviews to ensure that goodwill is not carried at levels in excess of our estimates of recoverable amounts and any amortization or impairment write-downs are charged to our profit/(loss) account.

At September 27, 2003, the carrying value of U.K. GAAP goodwill on our consolidated balance sheet amounted to £208.8 million and £235.4 million at September 28, 2002 and represented 35% and 37% of our total assets. Consequently, our choice of amortization period is critical to our U.K. GAAP results. Applying a 20 year life, as referred to above, has resulted in this year’s charge for amortization amounting to £13.5 million. If we had decreased the limited useful life by one year, the current year’s amortization charge would have increased to £14.2 million.

Under U.S. GAAP, we had £288.0 million of goodwill on our balance sheet as at September 27, 2003 and £391.0 million at September 28, 2002. Effective from September 29, 2002, we adopted the provisions of SFAS 142. In accordance with SFAS 142, goodwill is no longer amortized but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. As a result of our transitional impairment test, we recorded a goodwill impairment charge of £84.9 million in our Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002. Our annual impairment test during the year resulted in no additional goodwill impairment.

In determining whether there has been a goodwill impairment, management is required to review the fair value of each of its reporting units. Fair values were determined based upon discounted cash flow valuation methods as well as considering our market capitalization. Consequently any adverse differences between actual cash flows and estimated cash flows, as well as any significant decreases in our market capitalization, could require additional impairments to be recognized in the future.

Following the downturn in the U.S. economy, all goodwill balances were reviewed for impairment in accordance with the requirements of both U.K. and U.S. GAAP. As a result, impairment charges of £100.0 million and £48.9 million were made during Fiscal 2001 and Fiscal 2002, respectively, against the goodwill associated with our 1999 Scotsman acquisition.

The impairment reviews undertaken during the fourth quarter of Fiscal 2003 showed that no impairment charge was currently required under U.K. or U.S. GAAP. Consistent with our strategy, the business plans on which these reviews were based reflect a number of assumptions about the future operations of our businesses, including the impact resulting from projected increases in consumer spending on consumption of food and beverages outside the home. Future impairment tests may result in a charge to earnings, and there is a potential for a future write-down of goodwill associated with our annual impairment reviews.

Litigation - In the ordinary course of business we are defendants from time to time in lawsuits. Under U.K. GAAP, we have recorded accruals for losses when we have: a present obligation (legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Under U.S. GAAP, estimated losses from contingencies are accrued only if it is probable that the contingency will occur and the amount of loss can be reasonably estimated. Although the appropriate threshold of probability may vary depending on the situation, in practice a higher threshold is applied when recognizing loss contingencies under U.S GAAP than under U.K. GAAP. Under both U.K. and U.S. GAAP, our policy is to accrue for estimated legal costs associated with contingencies. These estimates have been developed in consultation with external counsel handling our defense in these matters. We believe that the ultimate resolution of these lawsuits and claims would not materially exceed the amounts accrued in respect of them. However, if the lawsuits and claims were ultimately determined in a manner adverse to us and in excess of established accruals, or if the legal costs associated with these contingencies exceed our estimates, we would be required to record additional expenses or accruals which could have a material effect on our profit/(loss) and cash flows in the amount of the excess over the current accrual. Additional information is disclosed about our legal proceedings in “Item 8. Financial Information”

Non-operational properties - We are subject to non-cancelable leases up to 2017 on several properties that we no longer use (including four properties for which we assumed liability at the time of the sale of our former building and consumer products division). Under U.K. and U.S. GAAP, we record a provision equal to the amounts payable under these leases in excess of the estimated income from sub-letting these properties in the future. During the current year, we increased our provision by £3.3 million based upon assessments of the remaining terms and payments due under these leases, as well as advice from external surveyors and realtors regarding the marketability of the properties and, therefore, the likely level of future sub-lease income. If we are unable to achieve anticipated sub-lease income, we would be required to record additional expenses that could have a material effect on our profit/(loss) and cash flows.

Management has discussed the development, selection and disclosures of each of these critical accounting policies with the Audit Committee.

New Accounting Pronouncements

U.K. GAAP

Recent Pronouncement Issued But Not Yet Adopted.

In November 2000, the U.K. Accounting Standards Board (“ASB”) issued FRS 17, “Retirement Benefits,” relating to accounting for pension costs and other post-retirement benefits, which replaces SSAP No. 24, “Accounting for Pension Costs,” and Urgent Issues Task Force Abstract, or UITF, No. 6, “Accounting for post-retirement benefits other than pensions.” FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. We adopted the applicable disclosure provisions of FRS 17 during Fiscal 2001. The effects of the adoption of this standard on our net assets and profit and loss accounts are discussed in Note 25 to our consolidated financial statements included in this report. Due to the expected introduction of International Accounting Standards during Fiscal 2006, we will only be subject to the disclosure provisions of FRS17.

U.S. GAAP

Adopted Pronouncements.

Effective from September 29, 2002, we adopted the provisions of SFAS 142. In accordance with SFAS 142, goodwill is no longer amortized but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering our market capitalization, we reviewed the fair values of each of our reporting units. As a result of the transitional impairment test, we recorded a goodwill impairment charge of £84.9 million in our Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002. Our annual impairment test during the year resulted in no additional goodwill impairment.

During Fiscal 2003 we also adopted the provisions of the following pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•	SFAS No. 143 “Accounting for Asset Retirement Obligations”;

•	SFAS No. 144 “Accounting for the Impairment of Long Lived Assets”;

•	SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”;

•	SFAS No. 146 “Accounting for Costs Associated with Disposal or Exit Activities”;

•	SFAS No. 148 “Accounting for Stock Based Compensation – Transition and Disclosure”;

•	SFAS No. 149 “Amendment of Statement of 133 on Derivative Instruments and Hedging Activities”; and

•	SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

In addition to the above new pronouncements, we also adopted the provisions contained in FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

Other than the cumulative effect of a change in accounting principle noted above for our adoption of SFAS 142, these new pronouncements have had no material impact on our financial position or results of operations during Fiscal 2003.

Recent Pronouncement Issued But Not Yet Adopted.

The FASB also issued Interpretation No. 46 “Consolidation of Variable Interest Entities” in January 2003. This Interpretation becomes effective for periods ending on or after December 15, 2003 and is not expected to have a material effect on us.

These new pronouncements are presented in more detail in Note 30 of the notes to the financial statements included in this report.

Item 6.	Directors, Senior Management and Employees

The following table sets forth information regarding our directors and executive officers as at the date of this report:

Name	Age	Title
Peter M. Brooks	56	Director and Chairman
G. Michael Cronk	60	Director
Robert C. Eimers	55	Director and Executive Vice President, Global Human Resources
David S. McCulloch	56	Director and Chief Executive Officer
G. Eryl Morris	60	Director
Waldemar Schmidt	63	Director
W. David Wrench	57	Director and Chief Financial Officer

Peter M. Brooks is our Chairman (a non-executive position) and Chairman of our Nominations Committee. He also serves on our Audit and Remuneration Committees. Mr. Brooks joined our Board as a non-executive director in 1998 and became our Chairman in January 2000. From September 2002 to June 2003 he was Chairman of Chesterton International plc. He was a consultant to the law firm Clifford Chance, LLP, where he acted as Chairman of European Corporate Coverage from June 1999 until May 2002. From January 1998 to February 1999, Mr. Brooks was General Counsel to the Board of the Global Corporate and Institutions Division at Deutsche Bank Group. From 1997 to 1998 he was General Counsel of Deutsche Morgan Grenfell. From 1992 to 1996, he was Head of Corporate Practice at Clifford Chance. Mr. Brooks will stand for re-election by shareholders to the Board no later than February 2005, and his letter of appointment provides that, subject to such re-election, his term of appointment shall continue for a further three years from May 21, 2003.

G. Michael Cronk, a non-executive director, joined our Board in May 2003. He is Chairman of our Remuneration Committee and serves on our Audit Committee. From January 2000 to January 2003 Mr. Cronk served as Executive Vice President of Aramark Corporation in the U.S., a managed services company, and held various other senior positions during his 22 year period of employment there. He is a non-executive director of United Financial Holding Inc., a banking company; AIM Services, a managed services company; ARAKOR, a managed food service company; and is Principal and Managing Partner of the Natoma Group, a venture capital and real estate investment firm; and Chairman of GeoStrategy Consulting. At our annual meeting of shareholders on February 11, 2004, he will be considered for re-election to the Board for a term of service that expires no later than February 2007. His letter of appointment provides that, subject to such re-election, his initial term of appointment is for an anticipated period of three years from May 8, 2003. It is renewable for a further anticipated period of three years.

Robert C. Eimers, was appointed as our Executive Vice President, Global Human Resources and a director in May 2002. Prior to that, he was our Vice President, Global Human Resources from July 2001 to May 2002. Prior to that, he was Vice President, Global Organization Development of APW, Ltd. a manufacturing services company, from January 2001 to July 2001. From November 1998 to November 1999, Mr. Eimers was Vice President, Human Resources at Scotsman Industries, Inc., and, after our acquisition of Scotsman, from November 1999 to December 2000, Vice President, Organization Development of our North American operations. From 1997 to November 1998, Mr. Eimers was Vice President of Medina & Thompson, Inc., a management consulting firm specializing in executive assessment and development. From 1995 to 1997, Mr. Eimers was Senior Vice President, Human Resources, of Service Merchandise. Mr. Eimers will stand for re-election by shareholders to the Board no later than January 2006. The terms of his employment agreement are set out under “Item 10. – Employment Agreements”.

David S. McCulloch has been our Chief Executive Officer since June 2003, having served us in executive capacities since 1986. He is a member of our Nominations Committee. Mr. McCulloch was appointed to the Board in November 2001 and became Chief Operating Officer in May 2002. He held the positions of President, Global Food Service Equipment from September 2001 to May 2002; President, Food Service Equipment—North America from March 2001 to September 2001; President of the Global Specifications Group from 1999 to March 2001; President and CEO of the Garland Group from 1995 to 1998; and President and CEO of Garland Canada from 1992 to 1995. Prior to joining Enodis, he spent 15 years in the residential appliance business with Camco Inc, a subsidiary of General Electric. At our annual meeting of shareholders on February 11, 2004, he will be considered for re-election to the Board for a term of service that expires no later than February 2007. The terms of his employment agreement are set out under “Item 10. – Employment Agreements”.

G. Eryl Morris is our Senior Independent Director (a non-executive position) and the Chairman of our Audit Committee. He also serves on our Remuneration Committee. Mr. Morris joined our Board as a non-executive director in 1998. He is Chairman of Airinmar Group Limited, an aerospace services company, Care Principles Group Limited, a healthcare company, and Mill Digital Media Limited, a media services company. From 1970 to 1998, Mr. Morris was employed by Courtaulds plc, a multi-national chemicals company, becoming a director in 1981 and Deputy Chief Executive in 1994. Mr. Morris will stand for re-election by shareholders to the Board no later than February 2006, and his letter of appointment provides that, subject to such re-election, his term of appointment shall continue for a further three years from July 27, 2003.

Waldemar Schmidt, a non-executive director, joined our Board in April 2000. He also serves on the Remuneration Committee and Nominations Committee. He was Chief Executive of ISS Group, a global cleaning and hygiene services company, from 1995 and had been employed by ISS from 1973 until September 2000. Mr. Schmidt is Chairman of Superfos A/S, a packaging company, Tholstrup Cheese Holding A/S, a cheese manufacturing company and Thrane & Thrane A/S, a satellite communications company. He is Deputy Chairman of F Group A/S, a television and audio equipment retail company. He is also non-executive director of Group 4 Falck A/S, a security services company, Alfa Laval International AB, an engineering company and WZG Group NV, a mobility aids company. At our annual meeting of shareholders on February 11, 2004, he will be considered for election to the Board for a term of service that expires no later than February 2007. His letter of appointment provides that, subject to such re-election, his term of appointment is for an anticipated period of five years from April 2, 2000. It is renewable for a further anticipated period of three years.

W. David Wrench joined Enodis in February 2000 as the Chief Financial Officer for the Specification Group. Since joining Enodis he has held a number of Chief Financial Officer roles and was appointed a director and Group Chief Financial Officer on May 23, 2002. From 1997 to July 1999, Mr. Wrench was Executive Vice-President and Chief Operating Officer of Jonview Canada Inc., an inbound tour operator and from 1993 to 1996 he held various executive positions for Noma Industries Limited, an electrical products company, including CFO, and ultimately serving as President, Noma Consumer Products. Mr. Wrench is a member of the Financial Executives Institute. Mr. Wrench will stand for re-election by shareholders to the Board no later than January 2006. The terms of his employment agreement are set out under “Item 10. – Employment Agreements”.

Director Compensation

Remuneration policy for executive Directors and senior executives - The remuneration arrangements for executive Directors and senior executives are designed to enable us to recruit and retain executives of the caliber needed to maintain our position as one of the world’s leading manufacturers and distributors of food equipment. Details of the Remuneration Committee’s policies are discussed below under “Committees of the Board”.

Remuneration policy for non-executive Directors - Before Fiscal 2003, non-executive Directors were appointed initially for a five year period, which was then reviewed and extended for a further three year period as appropriate. In 2003, and henceforth, the initial period of appointment is three years. There are no provisions for notice periods or compensation in the event of termination, and no element of non-executive Director remuneration is performance related. The fees for non-executive Directors were reviewed by the Board during Fiscal 2003 after referring to the advice provided by the Remuneration Committee’s advisors, and increases were implemented on November 1, 2003. These fees will henceforth be reviewed annually to ensure they are competitive and properly reflect the Directors’ workload and responsibilities at that time. Non-executive Directors do not participate in any of our incentive or benefit schemes.

The compensation of each of our directors and executive officers who served during Fiscal 2003 is set forth below. For information regarding stock option plan and pension benefits, see “—Compensation Plans” and “—Share Options of Management” below.

Name	Salary	Fees	Bonuses(1)	Benefits(2)		Compensation for loss of office	Total
Andrew J. Allner(3)	£233,333	£—	£—	£85,281	(4)	£767,875	£1,086,489
Robert E. Briggs(5)	—	16,676	—	—		—	16,676
Peter M. Brooks	—	100,000	—	—		—	100,000
G. Michael Cronk(6)	—	12,433	—	—		—	12,433
Robert C. Eimers	142,428	—	155,389	32,537	(4)	—	330,354
David S. McCulloch	272,987	—	297,829	59,406	(4)	—	630,222
G. Eryl Morris	—	32,500	—	—		—	32,500
Waldemar Schmidt	—	31,032	—	—		—	31,032
W. David Wrench	173,228	—	188,991	36,734	(4)	—	398,953

Total	£821,976	£192,641	£642,209	£213,958		£767,875	£2,638,659

(1)	Bonuses are paid based on achievement of budgeted financial targets and personal performance objectives. Bonuses are not included in pensionable salary.

(2)	Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans discussed below.

(3)	Mr. Allner resigned from the Board and left our employ on May 31, 2003. He received £767,875 in severance payments and benefits.

(4)	Includes a car allowance and contribution to pension arrangements.

(5)	Mr. Briggs resigned from the Board on May 8, 2003.

(6)	Mr. Cronk joined the Board on May 8, 2003.

Compensation Plans

No more than 10% of our Ordinary Shares may be allocated for the grant of options under our employee option plans over a ten year period (or at any time), excluding options to purchase existing Ordinary Shares. We have the following Executive Share Option Schemes under which options to acquire Ordinary Shares have been granted to executives and key employees:

•	a 2001 Executive Share Option Scheme, approved on January 16, 2001, which may use either new or existing shares;

•	a 1995 Executive Share Option Scheme, which used new shares; and

•	a 1993 Executive Share Option Scheme, which used shares purchased by an independently managed share trust and was established in 1994.

No further options will be granted under the 1995 and 1993 Schemes.

These Executive Share Option Schemes each have a part approved by the U.K. Inland Revenue and an unapproved part. The exercise price of options granted under these Schemes must be not less than the market price of an ordinary share shortly before the time of grant. With respect to the 1993 Scheme, 1,269,341 ordinary shares are currently held in the trust. We finance the trust by way of an interest free loan of £2.1 million. The trustees have waived the right to receive dividends on all shares held.

Under all of the above plans, options to purchase an aggregate of 24.9 million ordinary shares were outstanding on December 11, 2003. Of these, options to purchase 1.9 million shares were exercisable on December 11, 2003. Options may not normally be exercised until the third anniversary of the date of grant and are subject to performance conditions.

The performance condition set by the Remuneration Committee for the options granted in the period Fiscal 1995 to Fiscal 2000 was that, under normal circumstances, options would be exercisable only if the increase in our adjusted earnings per share had exceeded the growth in the U.K. Retail Price Index by an average of at least 3% annually over a three year period.

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

For grants of options on March 21, 2002 granted at a price of 85.5 pence, and thereafter, the performance conditions have been simplified: our TSR will no longer be compared with the select group of companies with similar businesses, and for options in any financial year of a value up to and including one times annual salary, all options will be exercisable if our TSR exceeds the median compared with the U.K. companies in the FTSE mid 250 Index. Options awarded in excess of one times annual salary in any year will be exercisable as to 35% if our TSR is greater than that of the median ranked company in that index, and exercisable in full if our TSR is as great as that of the top quartile ranked company, with pro-rata exercisability between these two points.

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

Executive directors receive contributions to pension arrangements, an allowance in lieu of a company car, medical insurance, disability insurance and other benefits similar to those provided by other public companies of our size. See “Item 10. Additional Information—Material Contracts” for a description of the executive directors’ employment agreements, including benefits upon termination of employment.

Share Options of Directors

The following table describes the options to acquire Ordinary Shares granted to our directors under our Executive Share Option Schemes and held by them at September 27, 2003, or their resignation date if earlier. The option grants prior to March 21, 2002 described in the table have been adjusted in respect of our rights offering completed in April 2002. The exercise prices have been rounded to the nearest 0.01p.

Directors	Date of grant	Number of options granted		Exercise price	Earliest date exercisable(3)	Expiration date(3)
Andrew J. Allner (resigned May 31, 2003)	03/21/02	1,481,977	(1)	85.50p	05/31/03	09/20/05
	03/21/02	334,332		147.00p	05/31/03	09/20/05
	11/22/02	593,220		59.00p	05/31/03	05/21/06
Robert C. Eimers	07/03/00	24,699		260.73p	07/03/03	07/03/10
	03/21/02	102,013		85.50p	03/21/05	03/21/12
	11/22/02	249,152		59.00p	11/22/05	11/22/12
	08/11/03	600,000		63.50p	08/11/06	08/11/13
David S. McCulloch	07/01/97	49,399		116.60p	07/01/00	07/01/07
	07/28/99	43,223		212.88p	07/28/02	07/28/09
	09/10/01	444,063		81.78p	09/10/04	09/10/11
	03/21/02	302,401		85.50p	03/21/05	03/21/12
	03/21/02	271,218		147.00p	03/21/05	03/21/12
	11/22/02	396,610		59.00p	11/22/05	11/22/12
	08/11/03	1,500,000	(2)	63.50p	08/11/06	08/11/13
W. David Wrench	07/03/00	37,049		260.73p	07/03/03	07/03/10
	01/22/01	61,469		146.56p	01/22/04	01/22/11
	03/21/02	194,551		85.50p	03/21/05	03/21/12
	11/22/02	296,610		59.00p	11/22/05	11/22/12
	08/11/03	750,000		63.50p	08/11/06	08/11/13
(1) Upon exercise of 469,829 options, pursuant to the rules of the scheme, Mr. Allner is entitled to receive the sum of £51,681 in addition to the shares.

(2)	Upon exercise of these options, pursuant to the rules of the scheme, Mr. McCulloch is entitled to receive the sum of £404,203 in addition to the shares.

(3)	Subject to the achievement of performance conditions (except in the case of Mr. Allner).

Directors’ Pension Information

We paid the sums of £63,000, £40,100, £18,650 and £11,273 in Fiscal 2003 to defined contribution pension arrangements for the benefit of Messrs. Allner, McCulloch, Eimers and Wrench, respectively. The total amount set aside or accrued for all employees and directors for pension benefits was £12.4 million (Fiscal 2002: £8.0 million). See Note 25 to our consolidated financial statements included in this report.

Board Practices

Committees of the Board

The Nominations Committee undertakes the search process and recommends candidates to the Board as necessary. The Committee’s chairman is Mr. Brooks, who serves together with Messrs. Schmidt and McCulloch.

The Audit Committee is responsible for making a recommendation to shareholders for appointing and removing the independent auditor, setting their compensation and overseeing their work. The Audit Committee also monitors accounting policies and financial reporting, and reviews the quarterly and annual accounts before they are presented to the Board. It also maintains a liaison with our external auditors, keeps under review the scope and results of the audit and its cost effectiveness, and the independence and objectivity of the independent auditors, taking into account where necessary any non-audit services provided to us by the independent auditors. Additionally, the Audit Committee has established policies for the pre-approval of services performed by our independent auditors, as described under “Item 16C. Principal Accountants Fees and Services”. The committee’s chairman is Mr. Morris, who serves together with Messrs. Brooks and Cronk. The Audit Committee must comprise solely non-executive directors and consist of not less than three members. The Audit Committee met five times in Fiscal 2003 and plans to meet not less than four times in each subsequent year.

The Remuneration Committee reviews and advises upon the remuneration and benefits packages of the executive directors, and it reports to the full Board. The fees of the non-executive directors are determined by the full Board. The Remuneration Committee is advised and assisted as required by its own external consultant, the Executive Vice President, Global Human Resources and the Company Secretary. The Remuneration Committee’s chairman is Mr. Cronk, who serves together with Messrs. Brooks, Schmidt and Morris.

The Remuneration Committee’s policy is to offer Directors and executives a compensation package designed to enable us to recruit and retain executives of the caliber needed to maintain our position as one of the world’s leading manufacturers and distributors of food equipment. The Remuneration Committee has established a policy for the remuneration of Directors and senior executives throughout our Group for the current and subsequent financial years, governed by seven principles, that executive compensation should:

•	be determined by reference to external markets in the various countries (particularly the U.S.) where it operates;

•	be seen throughout the business to be fair and equitable;

•	be based on total remuneration;

•	be supportive of key strategies;

•	be affordable;

•	be aligned with shareholder value; and

•	be understandable, both internally and externally.

Our business is managed on a day to day basis by our Executive Directors, assisted by our Corporate function heads and regional operations boards in North America, Europe and Asia. These boards are made up of operating company presidents, managing directors and key staff executives from each region.

Employees

At the end of Fiscal 2003, 2002 and 2001, we had the following number of employees:

	September 27, 2003	September 28, 2002	September 29, 2001
Food Service Equipment
North America	3,504	3,744	3,685
Europe/Asia	1,484	1,521	1,588
Food Retail Equipment	978	993	1,301
Other Employees	49	61	1,293	*

Total	6,015	6,319	7,867

*	includes businesses sold

As a result of the disposition of our business and consumer products division in July 2001, our workforce decreased by approximately 2,400 employees. As a result of the disposition of several businesses in Fiscal 2001 and Fiscal 2002, our workforce decreased by approximately 1,600 employees. Also, as part of our cost reduction initiatives from Fiscal 2001 to Fiscal 2003, our workforce in our continuing businesses decreased by over 1,000 employees. About 1,200 of our employees in North America belong to unions or are covered by collective bargaining agreements. None of our subsidiaries has suffered a material work stoppage or strike under our ownership, and we believe relations with our employees and their unions are generally satisfactory.

Share Ownership of Directors

As at December 11, 2003, our directors and executive officers owned our ordinary shares as set forth below. Each of our directors and executive officers held less than 1% of our outstanding ordinary shares at that date. The options to purchase ordinary shares held by these persons are not included in the figures set forth in the table below. See “Share Options of Management” above.

Shares
Peter M. Brooks	43,500
G. Michael Cronk	1,261,600
Robert C. Eimers	—
David S. McCulloch	67,000
G. Eryl Morris	32,000
Waldemar Schmidt	13,680
W. David Wrench	—

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The number of our ordinary shares outstanding at December 11, 2003, was 400,465,587, held by 6,683 holders of record. 400,287,381 of the ordinary shares, or 99.99%, are held by residents of the U.K., and 18 holders of record, with 178,206 ordinary shares are residents of the U.S. There were five record holders of our ADSs, holding 292,885 ADSs (representing 1,171,540 ordinary shares), three of whom reside in the U.S. We believe, based on notices provided to us, that as at December 11, 2003, the following persons beneficially hold 3% or more of our outstanding ordinary share capital:

	Shares	Percent of Class
Harris Associates L.P.(1)	50,541,360	12.62%
Arnhold & Bleichroeder Holdings Inc.	41,135,300	10.27%
Fidelity International Limited	27,485,282	6.86%
Aviva plc.	16,808,181	4.20%
UBS Global Asset Management Life Limited	15,215,554	3.80%
Legal & General Investment Management Ltd.	12,131,815	3.03%

(1)	Total number of shares in accounts under management, the largest of which is Oakmark International Fund (with 33,585,320 shares).

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

Financial Statements

Please refer to Item 18 in this report.

Legal Proceedings

Consolidated-related lawsuits

Our subsidiary, Enodis Corporation, and one of its subsidiaries, have been named in a number of lawsuits in Texas, California and Indiana in which the plaintiffs seek to hold Enodis Corporation liable, as the “alter ego” of its former subsidiary, Consolidated Industries Corp. (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold the share capital of Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. The plaintiff in the only currently pending “alter ego” action is Daniel L. Freeland, in his capacity as Trustee of the bankruptcy estate of Consolidated. In addition to the alter ego claim, the Trustee asserts a variety of bankruptcy and equitable claims seeking to recover up to $30 million allegedly paid by Consolidated to Enodis Corporation between 1988 and 1998.

Consolidated designed and manufactured home furnaces that plaintiffs in various actions allege were defective. Enodis Corporation is not a party to these actions but has an interest in their outcome due to the existence of the alter ego allegations and due to the fact that Enodis Corporation’s insurance carriers are involved in the defense of these actions under reservations of rights.

On January 7, 2003, the Indiana District Court entered a partial summary judgment for $8.6 million against Enodis Corporation in relation to the complaint by the Trustee that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer. We believe that the Indiana District Court’s decision is incorrect and intend to appeal from that decision. The trial of the remaining claims in the lawsuit against us by the Trustee was held in the United States Bankruptcy Court in Indiana from February 3 to March 7, 2003. The issues tried included the Trustee’s claim that Enodis Corporation is legally responsible for the debts of Consolidated, which we have previously referred to as the “alter ego” claim. During the trial, the Trustee withdrew his claims to recover an additional $30 million representing the principal amount of a promissory note that was never paid but was contributed in full back to the capital of Consolidated. The date by which the parties must file post-trial briefs has been extended. A decision by the court will follow the completion of briefing by an indeterminate period.

On February 21, 2002, Consolidated entered into a Court-monitored settlement of one of the lawsuits, a California class action relating to 153,000 furnaces, which has now been implemented, and we paid all of our required contribution to the settlement.

Two housing developers, Shea and Shapell, have “opted out” of the California class action settlement. Their lawsuits against Consolidated have been settled in principle, which settlements provide that Shea and Shapell would move to join the settlement of the California class action and each will receive benefits as a class member. We cannot promise you that Shea’s and Shapell’s settlements will be implemented.

Another California plaintiff, KB Home, has also “opted out” of the California class action settlement. KB Home was unsuccessful in joining us as a party to its lawsuit against Consolidated. KB Home continues to pursue its claims against Consolidated, and Consolidated is being defended by our insurers under a reservation of rights.

We previously reported that Amana and Bard had begun actions in Texas against Enodis Corporation based on the alter ego claim. During March 2003 both Amana and Bard discontinued those actions, but they could institute them again. Enodis Corporation then sought to prosecute its action against Amana in the Chancery Court of Delaware seeking declarative relief that it has no obligations to Amana as the alter ego of Consolidated or otherwise. That action has been stayed by the Delaware Chancery Court until the Indiana Bankruptcy Court determines the legitimacy of the Trustee’s claims that all alter ego claims against Enodis Corporation are the property of the Consolidated bankruptcy estate. Briefs were filed by both sides in a motion seeking determination of this issue before the Indiana Bankruptcy Court as at September 15, 2003, and the motion was taken under advisement by the Indiana Bankruptcy Court.

Consolidated is also a defendant in a putative class action pending in Indiana state court in which the plaintiffs seek damages by reason of Consolidated’s design and manufacture of another 717,000 allegedly defective home furnaces. The plaintiffs seek to certify this lawsuit as a class action, and the hearing on this issue, previously scheduled for October 2003, has been adjourned. Previously, the plaintiffs had filed a motion with the court to amend their complaint to name Enodis Corporation as a defendant based upon the “alter ego” claim, but plaintiffs have withdrawn that motion, reserving the right to refile in the future.

The issue of whether Consolidated or Enodis Corporation has insurance coverage for some or all of these contingent liabilities is the subject of reservation of rights by a number of insurance carriers and is the subject of litigation. In addition, one of Enodis Corporation’s insurers, Employers’ Insurance of Wausau, defended Consolidated in the California class action and certain other claims asserted against Consolidated under a reservation of rights. Wausau has drawn $500,000 under a letter of credit posted by us and has commenced an action against us in the U.S. District Court for the Middle District of Florida seeking reimbursement of approximately $3 million in defense costs and amounts it allegedly paid in settlement of claims against Consolidated.

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

Other Litigation

On September 19, 2003, Loblaw Properties Limited (“Loblaw”) filed a lawsuit in the Superior Court of Justice, Ontario Canada, against Enodis plc, Kysor Industrial Corporation and Garland Commercial Ranges Limited, alleging breach of contract and claiming $15 million (Canadian) in damages. Investigations regarding this claim are ongoing but are at an early stage; however, we believe we have meritorious defenses to the claim and intend to vigorously defend against it.

Our subsidiaries are routinely defendants in litigation regarding product liability claims. This litigation is generally covered by insurance.

If the dispositions of the lawsuits relating to Consolidated and Loblaw are ultimately adverse to us, exceed the amount of reserves accrued, and are not covered by our insurance, the outcomes could have a material adverse effect on our financial condition, liquidity and results of operations.

Dividend Policy

We did not pay a dividend in Fiscal 2002 or Fiscal 2003. As required by our financing arrangements, substantially all of the subsidiaries and other assets previously held by Enodis plc have been transferred to a subsidiary. The effect of these transfers, for accounting purposes, resulted in the recognition of losses by Enodis plc that did not have an impact on our consolidated results. However, as a result of the losses recognized on this transfer, we do not currently have sufficient distributable reserves to lawfully make dividend payments.

As and when our Board determines that it is financially prudent to resume dividend payments, we intend to take the steps necessary to enable us to increase our distributable reserves so that we are able to lawfully pay dividends. Any such action is likely to require the approval of our shareholders and approval of the High Court in England. In addition, our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of our credit facilities and senior subordinated notes.

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

	Ordinary Shares (in pence)		ADSs (in dollars)
	High	Low	High	Low
Fiscal Year Ended
September 27, 2003	75.0	30.5	5.10	2.00
September 28, 2002	98.0	44.5	6.78	2.65
September 29, 2001	245.5	71.5	14.50	3.90
September 30, 2000	356.5	186.0	19.31	11.25
October 2, 1999	327.0	155.0	n/a	n/a
Fiscal Year Ending September 27, 2003
First Quarter	63.5	45.5	3.80	2.80
Second Quarter	56.5	32.5	3.55	2.10
Third Quarter	44.0	30.5	3.11	2.00
Fourth Quarter	75.0	39.0	5.10	2.65
Fiscal Year Ending September 28, 2002
First Quarter	82.6	48.6	5.60	3.60
Second Quarter	91.1	65.6	6.30	4.80
Third Quarter	98.0	77.5	6.78	4.60
Fourth Quarter	79.5	44.5	5.02	2.65
Calendar Month
June 2003	44.0	38.5	3.11	2.40
July 2003	52.0	39.0	3.37	2.65
August 2003	70.5	52.0	4.75	3.30
September 2003	75.0	66.5	5.10	4.39
October 2003	83.0	70.5	5.59	4.50
November 2003	88.0	73.0	6.00	5.00

The closing price of the ordinary shares on December 11, 2003 was 85.25 pence, and the closing price of the ADSs on that date was $5.93.

Item 10.	Additional Information

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

Directors

A director generally may not vote upon any proposal, arrangement or contract before the Board in which he or she has a material interest. A director is not counted towards the quorum with respect to a Board resolution on which he or she may not vote. Executive directors are not permitted to receive fees for serving as a director. The Board determines director fees for the non-executive directors, which fees shall not exceed £300,000 per year in the aggregate or a larger amount that the shareholders may approve by ordinary resolution. Our Board exercises our borrowing powers, except that the shareholders, by ordinary resolution, must approve all borrowings in excess of three times the aggregate of the amount (calculated as at the date of our latest consolidated balance sheet, as adjusted):

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

Ownership of Shares by Non-Residents. There are no restrictions under our Memorandum and Articles of Association or under English law that limit the rights of persons not resident in the U.K. to hold or to vote on ordinary shares.

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

Issuance of Additional Shares. Subject to the provisions of the Companies Act 1985, our Articles of Association and any relevant shareholders’ resolution, the Board may issue, grant options over or otherwise deal with or dispose of authorized but unissued shares to any persons and on any terms as they deem appropriate. By virtue of Section 80 of that Act, however, the Board may not, subject to limited exceptions in respect of employee share plans, exercise any power to issue shares or derivative securities unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On January 15, 2003, our shareholders passed an ordinary resolution authorizing our directors, under Section 80, to issue shares up to a nominal amount of £66.7 million, not including shares underlying options granted under our option plans, for a period of five years.

Our share capital may be increased, consolidated and divided into shares of larger amounts than the ordinary shares, sub-divided into shares of smaller amounts than the ordinary shares, and unissued ordinary shares may be canceled, in each case, by an ordinary resolution of shareholders in a general meeting. Our issued share capital may be reduced by special resolution of shareholders in a general meeting. Alternately, we may, with the prior approval of a special resolution of shareholders at a general meeting, purchase our own shares. In each case, our authorized shares must not fall below the minimum number required for public companies. On January 15, 2003, our shareholders passed a special resolution authorizing the repurchase of up to 40.0 million of our ordinary shares.

Pre-emptive Rights. If shares are to be issued for cash, Section 89 of the Companies Act 1985 requires, subject to limited exceptions in respect of employee share plans, that the shares first be offered to existing holders in proportion to their holdings. However, Section 95 of the Companies Act 1985 provides that the shareholders of a company may by special resolution give power to its board to issue shares, in respect of which there is existing Section 80 authority, as if Section 89 did not apply. On January 15, 2003, our shareholders approved a special resolution authorizing the issue of shares, without first offering them to existing holders, up to an aggregate nominal amount of £10.0 million. This authority will expire at the conclusion of the next annual general meeting or, if earlier, 15 months from the approval of the resolution.

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

An Indenture between Enodis plc and The Bank of New York, a New York banking corporation, acting through its London branch, as Trustee, dated March 26, 2002, relates to our £100 million of 10- 3/8% Senior Subordinated Notes due 2012. This indenture is described under “Item 5. Operating and Financial Review and Prospects, Liquidity and Capital Resources – Description of Credit and Debt Facilities.”

On November 17, 2003, we entered into a Supplemental Agreement with the Royal Bank of Scotland (as Facility Agent) to amend certain terms of the Credit Agreement dated February 20, 2002. The amended terms re-designate Term Loan A as a revolving credit facility and alter some of our restrictive covenants established under the initial agreement to provide us with additional flexibility.

Employment Agreements

We have an employment agreement with David McCulloch dated as at June 1, 2003. Mr. McCulloch is entitled to a base salary at the rate of $600,000 per annum; 25% of base salary as pension contributions; life insurance equal to four times his base salary; and the opportunity to receive annually a target bonus of not less than 42% of his base salary for achieving 90% of the target, not less than 84% of his base salary for achieving the target and 140% of his base salary for achieving 110% of the target. In addition, Mr. McCulloch participates in our share option plans and other discretionary incentives and benefits generally provided to other senior executives, including medical insurance, disability benefits, car allowance and an executive planning allowance. Mr. McCulloch has agreed to one year post-employment non-solicitation covenants.

If we were to terminate Mr. McCulloch’s employment for cause, Mr. McCulloch would be entitled only to earned but unpaid salary and benefits. If we were to terminate his employment without cause, then, in exchange for a general release in our favor, Mr. McCulloch would be entitled to a payment in the amount of 12 months base salary, 12 months of pension contributions, 12 months of medical and life insurance, a sum equal to 12 months target bonus (of not less than 84% of his base salary) and other benefits. In the event of a termination without cause within one year following a change of control, Mr. McCulloch would be entitled to a payment equal to his base salary for 24 months from the date of termination, 24 months of pension contributions, a lump sum payment equal to 24 months target bonus (of not less than 168% of his base salary) in addition to his pro rata target bonus through the date of termination, and 24 months of insurance and other benefits.

If Mr. McCulloch were to terminate the agreement for “good reason,” as defined in the agreement, other than a change of control, then, in exchange for a general release in our favor, he would be entitled to payments equal to 12 months base salary, pension contributions, bonus, insurance and other benefits to the date of termination. If Mr. McCulloch were to terminate the agreement for “good reason” within one year of a change of control, he would be entitled to payments equal to 24 months base salary, pension contributions, bonus and insurance and other benefits to the date of termination.

Mr. McCulloch also is guaranteed the economic benefits of an option to purchase 1,500,000 of our ordinary shares at 39 pence each, as if such an option had been granted to him on June 1, 2003. Such options were granted to him as disclosed under Item 6. – Share Options of Directors.

Mr. McCulloch will receive grants of share options based on 100% of his annual base salary at such times (being no more than once each year) as share options are granted to other senior executives under our option schemes.

We have an employment agreement with David Wrench dated as at July 21, 2003. Mr. Wrench is entitled to a base salary at the rate of $300,000 per annum, a payment of 25% of base salary as pension contributions, life insurance equal to three times his base salary and the opportunity to receive annually a target bonus of not less than 42% of his base salary for achieving 90% of the target, not less than 84% of his base salary for reaching the target and 140% of his base salary for achieving 110% of the target. In addition, Mr. Wrench participates in our share option plans as well as receiving insurance and other benefits generally provided to other senior executives. Mr. Wrench has agreed to one year post-employment non-solicitation covenants.

If we were to terminate Mr. Wrench’s employment for cause, Mr. Wrench would be entitled only to earned but unpaid salary and benefits. If the termination is without cause or for good reason, including within 12 months following a change of control, then, in exchange for a general release in our favor, Mr. Wrench would be entitled to a payment equal to 12 months of his base salary at the rate in effect on the date of his termination, 12 months of pension contributions, a bonus of no less than 84% of base salary, his pro-rata target bonus through date of termination and insurance and other benefits.

Mr. Wrench will receive grants of share options based on 100% of his annual base salary at such times (being no more than once each year) as share options are granted to other senior executives under our option schemes.

We have an employment agreement with Robert Eimers dated as at July 21, 2003. Mr. Eimers is entitled to a base salary at the rate of $240,000 per annum and a payment of 25% of base salary as pension contributions, life insurance equal to three times his base salary and the opportunity to receive annually a target bonus of not less than 42% of his base salary for achieving 90% of the target, not less than 84% of his base salary for reaching the target and 140% of his base salary for achieving 110% of the target In addition, Mr. Eimers participates in our share option plans as well as receiving insurance and other benefits generally provided to other senior executives. Mr. Eimers has agreed to one year post-employment non-solicitation covenants.

If we were to terminate Mr. Eimers’ employment for cause, Mr. Eimers would be entitled only to earned but unpaid salary and benefits. If the termination is without cause or for good reason, including within 12 months following a change of control, then, in exchange for a general release in our favor, Mr. Eimers would be entitled to a payment equal to 12 months of his base salary at the rate in effect on the date of his termination, 12 months of pension contributions, as well as a bonus of no less than 84% of base salary, his pro-rata bonus through date of termination and insurance and other benefits.

Mr. Eimers will also receive grants of share options based on 100% of his annual base salary at such times (being no more than once each year) as share options are granted to other senior executives under our option schemes.

Our employment agreement with Andrew Allner, dated February 14, 2002, was terminated by an agreement dated April 8, 2003 in respect of Mr. Allner’s resignation from his positions with us on May 31, 2003. Under the agreement, Mr. Allner received, in exchange for a general release in our favor, payments of £713,250. He also received a contribution to his legal fees, outplacement costs and other specified benefits for 12 months from the termination date at a cost of approximately £4,000. The aggregate value of his compensation for loss of office was £767,875. The agreement provides for one year post-employment restrictive covenants.

Other Agreements

We are a party to a deposit agreement dated July 11, 2000 with The Bank of New York and all owners and holders from time to time of our ADRs. Under this agreement, The Bank of New York acts as depositary and registrar of our ADRs. The depositary’s corporate trust office is located at 101 Barclay Street, New York, NY 10286. Generally, the depository will issue and register ADRs as requested against the deposit of Ordinary Shares with its London or corporate trust office and upon payment of fees, expenses and taxes. The depositary will also deliver the underlying Ordinary Shares as requested against the deposit of our ADRs for cancellation and upon payment of fees, expenses and taxes. Holders of ADRs may instruct the depositary to vote the underlying shares but may not vote them directly. Holders may not know about a meeting long enough in advance to give their instructions if their ADRs are held in broker or nominee name. Either Enodis or the depositary may terminate the agreement. The depositary is required to give holders 90 days’ notice of termination.

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

Taxation of Capital Gains

A U.S. Holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains or eligible for relief for losses realized or accrued on the disposal of ADSs unless, at the time of disposal, the U.S. Holder is carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment (as the case may be) and the ADSs are or have been before the time of disposal used, held or acquired for the purposes of the branch, agency or permanent establishment.

An individual U.S. Holder who has, on or after March 17, 1998, ceased to be resident or ordinarily resident in the U.K. for a period not exceeding five tax years and who disposes of ADSs during that period may also be liable for U.K. tax on capital gains, notwithstanding that the person may not be resident in the U.K at the time of the disposal.

Upon the sale or other disposition of an ADS, a U.S. Holder will generally recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or disposition (at the dollar value) and the U.S. Holder’s adjusted tax basis in the ADS. This gain or loss will be U.S. source capital gain or loss and will be long term capital gain or loss if the U.S. Holder held the ADS for more than one year.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue.

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

We operate a central treasury function that controls all decisions and commitments regarding cash management, arrangement of borrowing facilities, banking relationships and foreign currency commitments. Our treasury operations are conducted within a framework that has been authorized by the board of directors to regulate the approval levels and the scope of decision making of the central treasury function. Monthly reports from subsidiaries have been established to ensure that treasury related activities are appropriately managed.

To reduce our currency translation and interest rate risks, we selectively enter into foreign currency forward agreements and interest rate swap agreements. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk primarily connected to our floating rate borrowings. The amount of our borrowings that will be subject to floating interest rates over the next 12 months amounted to £92.8 million at September 27, 2003 and £153.5 million at September 28, 2002. Accordingly, increases in the prevailing interest rates could increase our interest payment obligations.

To reduce the impact of changes in interest rates on these borrowings, our policy is to hedge at least 50% of our borrowings. Accordingly, we have contracted with major financial institutions for a number of interest rate swap agreements, where we have agreed to exchange the difference between a fixed interest rate and a variable interest rate, as applied to the principal amounts stated in the agreements.

At September 27, 2003, after the effect of interest rate swaps, we had fixed rate borrowings amounting to 86% of our total borrowings. A hypothetical 100-basis point increase in the interest rates associated with our floating rate borrowings, as at September 27, 2003, would reduce our net income by £0.3 million, after taking account of interest rate swaps.

Foreign Currency Risk

Substantial portions of our revenues and expenses are denominated in currencies other than pounds sterling, particularly the U.S. dollar. Fluctuations in the values of these currencies compared to the pound may affect our financial condition, results of operations and ability to repay debt required to be paid in pounds. A portion of foreign currency requirements for sales transactions between our subsidiaries and our obligations to or from third parties are hedged through foreign currency forward agreements with terms generally of less than one year. We do not enter into foreign currency transactions for speculative purposes or to hedge foreign exchange exposures on our profit and loss account.

We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. In order to mitigate the impact of fluctuations in foreign currencies, where possible, we borrow in the same currencies as the capital employed in our main overseas operating units, thereby employing a degree of natural hedging. Borrowings under our term loan are denominated in U.S. dollars, and borrowings represented by our senior subordinated notes are denominated in pounds. We have hedged the majority of the borrowings represented by the senior subordinated notes into U.S. dollars and euros using cross currency swaps. Borrowings under our revolving credit facility can, at our option, be denominated in a number of currencies, including U.S. dollars, pounds and euros. It is our policy to hedge at least 50% of our assets denominated in foreign currencies.

We regularly monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged include the U.S. dollar and the euro.

At September 27, 2003 and September 28, 2002, we had foreign currency forward contracts maturing at various dates totaling £60.1 million and £63.1 million, respectively in various foreign currencies. The fair value of the forward contracts is the amount that we would receive or pay to terminate the contracts. If we had terminated these agreements at September 27, 2003 and September 28, 2002, we would have recognized gains of £1.8 million and of £2.3 million, respectively.

At September 27, 2003, including the effects of our cross currency swaps, 93.0% of our net debt was denominated in U.S. dollars, 0.0% was denominated in pounds, and 7.0% was denominated in other currencies, primarily euro. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for Fiscal 2003 was a loss of £4.6 million. This adjustment is included in our statements of movements in equity shareholders’ funds included in this report.

A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

•	reduce our profit/(loss) at September 27, 2003, by £1.5 million, mainly due to U.S. dollar exposure; and

•	reduce our net assets at September 27, 2003, by £17.5 million, mainly due to U.S. dollar and euro exposure.

A hypothetical 10% weakening of the pound against all currencies in which our international net earnings and net assets are denominated would:

•	increase our profit/(loss) at September 27, 2003, by £1.0 million, mainly due to U.S. dollar exposure; and

•	increase our net assets at September 27, 2003, by £21.4 million, mainly due to U.S. dollar and euro exposure.

Commodity Price Risk

We are subject to market risk with respect to commodities since our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. For example, the impact of new U.S. tariffs in Fiscal 2003, which have now been rescinded, increased our cost for carbon steel. In some instances, our increased costs were not able to be passed onto our customers. We enter into arrangements to facilitate an adequate supply of materials, as well as to lock in to pre-determinable pricing levels. These supply contracts are typically for a period of 12 to 24 months. As these obligations are executory contracts, no liability is recognized until the occurrence of a future event.

Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash at bank and in hand, trade accounts receivable, interest rate agreements, foreign exchange contracts and hedging contracts. We mitigate such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange and interest rate contracts to qualified financial institutions, and by performing periodic credit evaluations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

As of the end of Fiscal 2003, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting during Fiscal 2003 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our audit committee consists of G. Eryl Morris (chairman), Peter M. Brooks and G. Michael Cronk. The Board believes that the members of the audit committee collectively possess the knowledge and experience to oversee and assess the performance of our management and auditors, the quality of our disclosure controls, the preparation and evaluation of our financial statements and our financial reporting. Our Board also believes that the members of the audit committee collectively possess the necessary understanding of audit committee functions to diligently execute their responsibilities. Biographical information on each member of the audit committee is available in Section 6 of this report. However, our Board has determined that our Audit Committee does not have an “audit committee financial expert”, as defined by new rules of the SEC. The Board is therefore currently conducting a search to identify a person who qualifies as an “audit committee financial expert” under the new SEC rules and for such a person to join our Board and Audit Committee.

Item 16B.	Code of Ethics

We have a written code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Group Controller and other senior finance officers. A copy of this code of ethics is attached as Exhibit 11 to this report and is posted on our website at www.enodis.com and is available in print on request. Since the adoption of this code of ethics in Fiscal 2003, there have been no amendments or any implied or actual waivers under this code of ethics.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed or to be billed to us by Deloitte & Touche LLP, our principal accountants, for the following categories of fees from each of the last two Fiscal years.

	Fiscal 2003	Fiscal 2002
	(in millions)
Audit fees	£0.9	£0.9
Audit-related fees (1)	0.2	0.4
Tax fees (2)	1.1	1.4
All Other fees (3)	0.3	1.4

Total Fees	£2.5	£4.1

(1)	Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category included fees related to the performance of audits and attest services not required by statute or regulations, audits of the Company’s benefit plans, additional compliance procedures related to performance of the review or audit of our financial statements, and accounting consultations regarding the application of GAAP to proposed and current transactions.

(2)	Tax fees consist of tax compliance, tax advice and tax planning services.

(3)	All Other fees include fees relating to expert witness services in connection with the Consolidated Industries litigation case, and services in connection with refinancing, disposals of businesses and other projects.

During Fiscal 2003 and 2002 there were no hours performed by any person other than the principal accountant’s employees.

The Audit Committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of our principal accountants.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is responsible for making a recommendation to shareholders for appointing and removing the independent auditor, setting their compensation and overseeing their work. The Audit Committee has a policy for the pre-approval of all audit and permissible non-audit services provided by the independent auditor. The Audit Committee had pre-approved 100% of the fees for Fiscal 2003.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable. See Item 18.

Item 18.	Financial Statements

The following financial statements are included in this report immediately following Item 19.

Enodis plc consolidated financial statements as at September 27, 2003 and September 28, 2002 and for the three years in the period ended September 27, 2003:

Item 19.	Exhibits

Exhibit No.	Description of Document

1.1	Certificate of Incorporation, as amended.(1)

1.2	Memorandum of Association of the Registrant.(2)

1.3	Articles of Association of the Registrant.(2)

2	Indenture in respect of 10- 3/8% senior subordinated notes due 2012, between the Registrant and The Bank of New York, acting through its London branch, as Trustee, dated March 26, 2002.(2)

4.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.(1)

4.2	The Registrant’s Employee Stock Purchase Plan and Form of Subscription Agreement.(3)

4.3	The Registrant’s Share Matching Scheme.(3)

4.4	Service Contract between the Registrant and Andrew Allner, effective November 2, 2001.(4)

4.5	The Registrant’s Sharesave Scheme 2002.(4)

4.6	Letter agreement between the Registrant and Andrew Allner, dated February 14, 2002, amending his Service Contract effective November 2, 2001.(5)

4.7	Termination agreement between the Registrant and Andrew Allner dated as at April 8, 2003.

4.8	Employment agreement between the Registrant and David S. McCulloch, dated as at June 1, 2003.

4.9	Employment agreement between the Registrant and W. David Wrench, dated as at July 21, 2003.

4.10	Employment agreement between the Registrant and Robert Eimers, dated as at July 21, 2003.

4.11	Supplemental Agreement between the Registrant and The Royal Bank of Scotland plc as Facility Agent dated November 17, 2003. Portions of this exhibit have been omitted under a request for confidential treatment filed with the SEC.

4.12	The Registrant’s Executive Share Option Scheme (1993) incorporating amendments to November 18, 2003.

4.13	The Registrant’s Executive Share Option Scheme (1995) incorporating amendments to November 18, 2003.

4.14	The Registrant’s Executive Share Option Scheme (2001) incorporating amendments to November 18, 2003.

8	Significant Subsidiaries.

11	Additional Code of Ethics.

12	Section 302 Certifications.

13	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	Consent of Deloitte & Touche LLP.

(1)	Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

(2)	Incorporated by reference to our registration statement on Form F-4 (File No. 333-85102), filed on March 28, 2002, as amended by Amendment No. 1, filed on June 17, 2002, as amended by Amendment No. 2, filed on July 15, 2002, as amended by Amendment No. 3, filed on August 15, 2002, and as amended by Amendment No. 4, filed on August 27, 2002.

(3)	Incorporated by reference to our registration statement on Form S-8 (File No. 333-61638), filed on May 25, 2001.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 1-15032), for the fiscal year ended September 29, 2001.

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 28, 2002.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of Enodis plc

We have audited the accompanying consolidated balance sheets of Enodis plc and subsidiaries (collectively, “the Group”) as at September 27, 2003 and September 28, 2002, and the related consolidated statements of profit and loss accounts, cash flows, total recognized gains and losses and movements in equity shareholders’ funds for each of the three years in the period ended September 27, 2003, all expressed in pounds sterling. Our audits also included the financial statement schedule listed in the Index at Item 18. These consolidated financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at September 27, 2003 and September 28, 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 27, 2003 in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of profit/(loss) for each of the three years in the period ended September 27, 2003, and the determination of equity shareholders’ funds as at September 27, 2003 and September 28, 2002, to the extent summarized in Note 30 to the consolidated financial statements.

Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed in Note 30 to the consolidated financial statements, the Group was required to adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective September 29, 2002.

DELOITTE & TOUCHE LLP

London, England

November 17, 2003

ENODIS PLC

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNT

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

		2003			2002			2001			2003
	(in millions)
	Notes	Pre except- ional	Except- ional Items (Note 6)	Total	Pre-except-ional	Except- ional items (Note 6)	Total	Pre-Except-ional	Except- ional items (Note 6)	Total	(Note 2)
Turnover	3
Food equipment		£663.7	£—	£663.7	£777.1	£—	£777.1	£898.1	£—	£898.1	$1,101.5
Property		15.7	—	15.7	16.1	—	16.1	16.6	—	16.6	26.1

Continuing operations		679.4	—	679.4	793.2	—	793.2	914.7	—	914.7	1,127.6
Discontinued operations		—	—	—	—	—	—	177.3	—	177.3	—

		£679.4	£—	£679.4	£793.2	£—	£793.2	£1,092.0	£—	£1,092.0	$1,127.6

Operating profit/(loss)
Food equipment		£64.9	(£4.7)	£60.2	£67.2	(£8.9)	£58.3	£90.7	(£43.4)	£47.3	$99.9
Property		5.4	(3.3)	2.1	8.0	—	8.0	9.0	—	9.0	3.5
Corporate costs		(9.5)	(4.5)	(14.0)	(7.9)	(0.5)	(8.4)	(8.9)	(24.1)	(33.0)	(23.2)
Goodwill amortization /impairment		(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)	(23.0)	(100.0)	(123.0)	(22.9)

Continuing operations		47.0	(12.5)	34.5	48.3	(58.3)	(10.0)	67.8	(167.5)	(99.7)	57.3
Discontinued operations		—	—	—	—	—	—	9.1	—	9.1	—

Operating profit/(loss)	3,4,5,6	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)	76.9	(167.5)	(90.6)	57.3
Profit/(loss) on disposal of businesses	6	—	3.3	3.3	—	(38.1)	(38.1)	—	23.5	23.5	5.4
Net interest payable and similar expenses	9	(21.9)	—	(21.9)	(29.3)	(8.4)	(37.7)	(36.1)	(5.8)	(41.9)	(36.3)

Profit/(loss) on ordinary activities before taxation		25.1	(9.2)	15.9	19.0	(104.8)	(85.8)	40.8	(149.8)	(109.0)	26.4
Tax (expense)/benefit on profit/(loss) on ordinary activities	10	(8.2)	1.8	(6.4)	(1.2)	0.2	(1.0)	(13.4)	2.0	(11.4)	(10.6)

Profit/(loss) on ordinary activities after taxation		16.9	(7.4)	9.5	17.8	(104.6)	(86.8)	27.4	(147.8)	(120.4)	15.8
Equity minority interest		(0.1)	—	(0.1)	(0.2)	—	(0.2)	(0.3)	—	(0.3)	(0.2)

Profit/(loss) for the period		16.8	(7.4)	9.4	17.6	(104.6)	(87.0)	27.1	(147.8)	(120.7)	15.6
Equity dividends	11	—	—	—	—	—	—	(4.8)	—	(4.8)	—

Retained profit/(loss)		£16.8	(£7.4)	£9.4	£17.6	(£104.6)	(£87.0)	£22.3	(£147.8)	(£125.5)	$15.6

ENODIS PLC

CONSOLIDATED STATEMENT OF PROFIT AND LOSS ACCOUNT

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

(continued)

		2003		2002		2001		2003
	Notes							(Note 2)
Earnings/(loss) per share	12
Basic and diluted earnings/(loss) per share		2.4	p	(24.8	)p	(39.3	)p	$0.04

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

CONSOLIDATED BALANCE SHEETS

As at September 27, 2003 and September 28, 2002

	Notes	2003	2002	2003 (Note 2)
		(in millions)
Fixed assets
Intangible fixed assets-goodwill	13	£208.8	£235.4	$346.6
Tangible fixed assets	14	81.6	88.0	135.4
Fixed asset investments	15	5.0	5.9	8.3

		295.4	329.3	490.3

Current assets
Stocks	16	75.2	77.7	124.8
Debtors	17	118.3	127.4	196.3
Deferred tax asset	10	23.8	25.3	39.5
Cash at bank and in hand		77.7	72.7	129.0

		295.0	303.1	489.6

Creditors falling due within one year
Borrowings	18	(49.3)	(33.4)	(81.8)
Other creditors	18	(174.6)	(183.8)	(289.8)

		(223.9)	(217.2)	(371.6)

Net current assets		71.1	85.9	118.0

Total assets less current liabilities	3	£366.5	£415.2	$608.3

Financed by:
Creditors falling due after more than one year	19	160.2	214.1	265.9
Provisions for liabilities and charges	22	44.6	44.3	74.0

		204.8	258.4	339.9

Capital and reserves
Called up share capital	23	200.2	200.2	332.3
Share premium account	24	234.2	234.2	388.7
Profit and loss account	24	(272.8)	(277.6)	(452.8)

Equity shareholders’ funds		161.6	156.8	268.2
Equity minority interests		0.1	—	0.2

		£366.5	£415.2	$608.3

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

	Notes	2003	2002	2001	2003 (Note 2)
	(in millions)
Net cash inflow from operating activities before exceptional items	a	£80.0	£100.0	£120.8	$132.8
Net cash outflow from operating exceptional items	a	(6.5)	(27.4)	(27.8)	(10.8)

Net cash inflow from operating activities	a	73.5	72.6	93.0	122.0

Return on investments and servicing of finance
Interest paid		(18.9)	(42.2)	(40.9)	(31.4)

Taxation
Overseas and U.K. tax paid		(7.1)	(3.3)	(6.0)	(11.8)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(10.0)	(9.9)	(23.7)	(16.6)
Receipts from sale of tangible fixed assets		0.6	0.9	7.4	1.0

		(9.4)	(9.0)	(16.3)	(15.6)
Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests		—	—	(25.8)	—
Sale of subsidiary undertakings	6	(1.3)	88.6	98.6	(2.2)

		(1.3)	88.6	72.8	(2.2)

Equity dividends paid		—	—	(28.2)	—

Cash inflow before use of liquid resources and financing		36.8	106.7	74.4	61.0

Financing
Issue of shares		—	70.3	0.2	—
Issue of 10 3/8% senior subordinated notes		—	100.0	—	—
Net increase/(decrease) in borrowings		(32.3)	(242.5)	(60.2)	(53.6)
Capital element of finance lease repayments		(0.2)	(0.5)	(0.6)	(0.3)

		(32.5)	(72.7)	(60.6)	(53.9)

Increase/(decrease) in cash in the period		£4.3	£34.0	£13.8	$7.1

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

(a) Reconciliations of operating profit/(loss) to net cash inflow from operating activities

	2003				2002			2001
	Notes	Pre- exceptional	Exceptional items	Total 2003	Pre- exceptional	Exceptional items	Total 2002	Pre- exceptional	Exceptional Items	Total 2001
	(in millions)
Operating profit/(loss)	3	£47.0	(£12.5)	£34.5	£48.3	(£58.3)	(£10.0)	£76.9	(£167.5)	(£90.6)
Depreciation		12.4	—	12.4	15.7	—	15.7	22.7	—	22.7
Amortization/impairment of goodwill		13.8	—	13.8	19.0	48.9	67.9	23.0	100.0	123.0
Gain on sale of fixed assets		—	—	—	—	—	—	(1.7)	—	(1.7)
Provisions (net)		(2.8)	4.5	1.7	(2.2)	(5.6)	(7.8)	(6.0)	16.5	10.5
Decrease/(increase) in stocks		2.6	—	2.6	5.5	5.9	11.4	12.1	0.5	12.6
Decrease/(increase) in debtors		7.5	—	7.5	19.7	—	19.7	10.7	—	10.7
(Decrease)/increase in creditors		(0.5)	1.5	1.0	(6.0)	(18.3)	(24.3)	(16.9)	22.7	5.8

Net cash inflow/(out flow) from operating activities		£80.0	(£6.5)	£73.5	£100.0	(£27.4)	£72.6	£120.8	(£27.8)	£93.0

Businesses disposed of during the year contributed £nil (2002: £7.3 million, 2001: £20.3 million to the Group’s net cash inflow from operating activities.

(b) Reconciliations of net cash flow to movement in net debt

	2003	2002	2001
	(in millions)
Increase/(decrease) in net cash in the period	£4.3	£34.0	£13.8
Loans and finance leases acquired with subsidiary undertakings	—	—	(0.7)
Cash outflow from capital element of finance lease payments	0.2	0.5	0.6
New finance leases	—	(1.5)	—
Issue of 10 3/8% senior subordinated notes	—	(100.0)	—
Net (increase)/ decrease in borrowings	32.3	242.5	60.2
Translation difference	9.6	4.3	(5.6)

Movement in net debt	46.4	179.8	68.3
Net debt at start of period	(186.1)	(365.9)	(434.2)

Net debt at end of period	(£139.7)	(£186.1)	(£365.9)

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

(c) Reconciliations of net debt to balance sheet

	2003	2002	2001
	(in millions)
Cash at bank and in hand	£77.7	£72.7	£39.4
Current borrowing	(49.3)	(33.4)	(2.4)
Exclude current portion of deferred financing costs	(1.9)	(2.8)	(1.1)

Current net debt	26.5	36.5	35.9
Long-term lease obligations	(1.5)	(1.6)	(1.2)
Long-term debt	(58.7)	(112.5)	(397.7)
10 3/8% senior subordinated notes	(100.0)	(100.0)	—
Exclude long-term portion of deferred financing costs	(6.0)	(8.5)	(2.9)

Net debt at end of period	(£139.7)	(£186.1)	(£365.9)

(d) Analysis of movements in net debt

	2002	Cash flow	Translation Adjustments	2003
	(in millions)
Cash	£72.7	£4.3	£0.7	£77.7
Borrowings wholly due within one year	(3.5)	(3.3)	0.1	(6.7)
10 3/8% Senior subordinated notes	(100.0)	—	—	(100.0)
Term loan	(144.1)	36.1	8.2	(99.8)
Other long term debt	(11.2)	(0.3)	0.6	(10.9)

Net debt	(£186.1)	£36.8	£9.6	(£139.7)

	2001	Cash flow	Other non – cash changes	Translation Adjustments	2002
	(in millions)
Cash	£39.4	£34.0	£—	(£0.7)	£72.7
Borrowings wholly due within one year	(3.5)	(0.4)	—	0.4	(3.5)
Revolving multi-currency facilities	(387.5)	400.4	—	(12.9)	—
10 3/8% Senior subordinated notes	—	(100.0)	—	—	(100.0)
Term loan	—	(160.8)	—	16.7	(144.1)
Other long term debt	(14.3)	3.8	(1.5)	0.8	(11.2)

Net debt	(£365.9)	£177.0	(£1.5)	£4.3	(£186.1)

The accompanying notes form an integral part of these financial statements.

ENDOIS PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

	2003	2002	2001	2003 (Note 2)
	(in millions)
Profit/(loss) for the period	£9.4	(£87.0)	(£120.7)	$15.6
Goodwill/(negative goodwill) written back on disposals, previously written off	—	65.1	(4.4)	—
Currency translation differences on foreign currency net investments	(4.6)	(5.7)	(1.7)	(7.6)

Total recognized gains and losses for the period	£4.8	(£27.6)	(£126.8)	$8.0

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

	2003	2002	2001	2003 (Note 2)
	(in millions)
Profit/(loss) for the period	£9.4	(£87.0)	(£120.7)	$15.6
Goodwill/(negative goodwill) written back on disposals, previously written off	—	65.1	(4.4)	—
Currency translation differences on foreign currency net investments	(4.6)	(5.7)	(1.7)	(7.6)

Total recognized gains and losses	4.8	(27.6)	(126.8)	8.0
Dividends	—	—	(4.8)	—
Shares issued	—	70.3	0.2	—

Net increase/(decrease) in equity shareholders’ funds in the period	4.8	42.7	(131.4)	8.0
Opening equity shareholders’ funds	156.8	114.1	245.5	260.2

Closing equity shareholders’ funds	£161.6	£156.8	£114.1	$268.2

The accompanying notes form an integral part of these financial statements.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

1. Business

Enodis plc (“Enodis”) and its subsidiaries (collectively the “Group”) operate in two principal areas: food service equipment – which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation and warewashing equipment used by commercial and institutional food service operators; and food retail equipment which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores. The Group’s customers are dispersed throughout the world with the majority located in North America and Western Europe.

2. Accounting policies

Basis of accounting. The financial statements have been prepared under the historical cost method and comply in all respects with applicable Accounting Standards in the United Kingdom (“U.K.”). These principles differ in certain respects from the accounting principles in the United States of America (“U.S.”), see Note 30.

Continuing operations include the results of those operations that are to be retained by the Group. Discontinued operations are material group subsidiaries or businesses whose sale or termination has been announced or completed prior to the period end. During 2001, Enodis disposed of its Building and Consumer Products Division (“BCP”) and as such, the results of operations and related disclosures have been restated to reflect BCP as a discontinued operation.

Basis of consolidation. These financial statements incorporate those of Enodis plc and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. Such consolidated financial statements include, as appropriate, the financial position and the results of operations of acquired businesses since the date of acquisition. Unconsolidated companies that are 20% to 50% owned are accounted for by the equity method.

Fiscal year. The Group reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal years 2003, 2002 and 2001 contained 52 weeks.

Convenience translation. The consolidated financial statements are presented in millions of U.K. pounds sterling (“£” or “GBP”). In addition, the consolidated financial statements as at and for the 52 weeks ended September 27, 2003 are also presented in U.S. dollars (“$” or “USD”). These USD amounts are presented solely for the convenience of the reader and have been translated at the rate of £1.00 = USD 1.6597, the noon buying rate of the U.S. Federal Reserve Bank as at September 26, 2003. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

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

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

2. Accounting policies (continued)

Cash at bank and in hand. The Group considers all highly liquid investments with maturities of three months or less to be cash at bank and in hand.

Goodwill and intangible fixed assets. Goodwill arising on acquisitions has been capitalized and is amortized over a period of 20 years. The Directors regard 20 years as a reasonable estimate for the useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. FRS 10 does not require reinstatement of goodwill previously eliminated against reserves. In accordance with FRS 10, such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Tangible fixed assets. Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation of each asset, on a straight-line basis, over its expected useful life as follows:

•	Freehold land: nil.

•	Freehold and long leasehold buildings: 1%-2%.

•	Short leasehold properties: over the unexpired period of the lease.

•	Plant and equipment: 10%-33 1/3%.

Leases. Assets acquired under finance leases are capitalized and depreciated over the shorter of the lease term or the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

Stocks. Stocks are stated at the lower of cost or net realizable value using the first-in, first-out method. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads. In addition, included in stocks is land held for development and sale. This land is stated at cost unless an impairment has occurred, in which case the land is reduced to its estimated fair market value.

Turnover. Turnover is the gross value of sales, including shipping and handling fees, less discounts and allowances, excluding value added tax.

Revenue recognition. Revenue from product sales is recognized when evidence of an arrangement exists, all the risks and rewards of ownership and loss have transferred to the customer, the price is fixed or determinable and collectability is reasonably assured. Service revenue is recognized when services are rendered. Property revenue is recognized upon completion of the sale when the profit is determinable and the earnings process is virtually complete.

Research and development. Research and development is expensed as incurred. Research and development expenses for fiscal 2003, 2002 and 2001 were £13.2 million, £13.4 million and £13.8 million, respectively.

Marketing costs. Marketing costs include costs of advertising and other marketing activities. Such costs are expensed as incurred and were £8.5 million, £9.5 million and £10.9 million in fiscal 2003, 2002 and 2001, respectively, as they relate to continuing operations.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

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

No provision has been made for any potential taxation liability that would arise were the earnings of foreign subsidiary entities to be remitted to the U.K

Pension costs. It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries’ valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

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

The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long term foreign currency borrowings used to finance overseas investments.

Recoverability of Long-Lived assets. The Group evaluates the carrying amounts and periods over which Long-Lived assets are depreciated, at each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the Long-Lived assets is less than the assets carrying amount.

Deferred financing costs. Deferred financing costs are classified within net borrowings and are amortized using the effective interest method over the respective lives of the related debt.

Warranty provisions. The Group’s warranty policy generally provides that its products are free from defects in material and workmanship for a specified period of time from the date of purchase or installation, which varies dependent upon the product sold. The warranty does not cover any losses or damage that occurs as a result of improper use or neglect. The Group accrues for the estimated cost of warranty coverage and returns at the time the sale is recorded.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

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

Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated.

Reclassifications. Certain reclassifications have been made to the 2002 and 2001 financial statements in order to conform to the 2003 presentation.

Contingency costs. The Group’s policy is to accrue for estimated settlement amounts and legal costs associated with contingencies.

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

Concentration of credit risk. Financial instruments which potentially subject the Group to concentrations of credit risk consist primarily of cash at bank and in hand, trade accounts receivable, interest rate agreements, foreign exchange contracts and hedging contracts. The Group mitigates such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange and interest rate contracts to qualified financial institutions, and by performing periodic credit evaluations.

Recently adopted U.K. accounting standards. In November 2000, the U.K. Accounting Standards Board (“ASB”) issued FRS 17, “Retirement Benefits” relating to accounting for pension costs and other post-retirement benefits, which will replace Statement of Standard Accounting Practice (“SSAP”) 24, “Accounting for Pension Costs”, and Urgent Issues Task Force (“UITF”) Abstract 6, “Accounting for post-retirement benefits other than pensions”. FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The Group adopted the applicable disclosures from fiscal 2001. The effects of the future adoption of this standard on net assets has been disclosed in Note 25. Due to the introduction of International Accounting Standards during fiscal 2006, the Group will only be subject to these disclosure provisions under FRS17.

In December 2000, the ASB issued FRS 18, “Accounting Policies” which sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. FRS 18 also defines accounting policies and estimation techniques used in implementing those policies. The Group adopted the provisions of FRS 18 during fiscal 2001, and as a result, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0 million during fiscal 2001.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

2. Accounting policies (continued)

In December 2000, the ASB, issued FRS 19, “Deferred Tax,” which replaced SSAP No. 15, “Accounting for Deferred Tax”. FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is considered more likely than not that the asset will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. We adopted the provisions of FRS 19 on September 30, 2001. Upon implementation of FRS 19, all prior period results were restated as though FRS 19 had been applied throughout the relevant period. Accordingly, results for fiscal 2001 have been restated, recognizing a deferred tax asset of £26.9 million, principally relating to timing differences on tax losses and warranty reserves.

3. Segmental analysis

The Group’s primary measure of segment profit or loss is operating profit/(loss) before exceptional items. Segments are determined based on the products and services provided by each segment as well as the geographic area and are on a basis consistent with the accounting policies described in Note 2. We are currently organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property.

(a) Turnover

	2003	2002	2001
	(in millions)
Food Service Equipment-North America	£408.4	£474.1	£503.2
Food Service Equipment- Europe/Asia	144.5	145.0	186.5

Global Food Service Equipment	552.9	619.1	689.7
Food Retail Equipment	110.8	158.0	208.4

Food Equipment	663.7	777.1	898.1
Property	15.7	16.1	16.6

Continuing operations	679.4	793.2	914.7
Discontinued operations	—	—	177.3

	£679.4	£793.2	£1,092.0

Turnover from discontinued operations represents the Building and Consumer products businesses sold in June 2001. Turnover from continuing operations for the 52 weeks ended 27 September 2003 includes £nil million (2002: £60.0 million, 2001: £138.3 million) in respect of Food Equipment businesses now sold.

(b) Turnover by origin: geographical analysis

	2003	2002	2001
	(in millions)
United Kingdom	£65.5	£67.6	£262.3
North America	519.3	612.1	676.9
Continental Europe	90.8	89.1	113.1
Rest of the World	3.8	24.4	39.7

	£679.4	£793.2	£1,092.0

Turnover by origin is based upon the geographical location of the operating company where the sale was recorded.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

3. Segmental analysis (continued)

(c) Turnover by destination: geographical analysis

	2003	2002	2001
	(in millions)
United Kingdom	£66.1	£73.1	£264.3
North America	496.9	573.5	632.5
Continental Europe	79.2	80.9	100.5
Rest of the World	37.2	65.7	94.7

	£679.4	£793.2	£1,092.0

(d) Pre-exceptional operating profit/(loss) and reconciliation to total operating profit/(loss)

	2003			2002			2001
	Pre- Exceptional	Exceptional items (Note 6)	Total 2003	Pre- Exceptional	Exceptional Items (Note 6)	Total 2002	Pre- Exceptional	Exceptional Items (Note 6)	Total 2001
	(in millions)
Food Service Equipment - North America	£50.7	(£3.0)	£47.7	£60.8	£0.2	£61.0	£62.6	(£25.6)	£37.0
Food Service Equipment - Europe/Asia	10.2	(1.7)	8.5	9.7	(2.5)	7.2	17.7	(5.2)	12.5

Global Food Service Equipment	60.9	(4.7)	56.2	70.5	(2.3)	68.2	80.3	(30.8)	49.5
Food Retail Equipment	4.0	—	4.0	(3.3)	(6.6)	(9.9)	10.4	(12.6)	(2.2)

Food Equipment	64.9	(4.7)	60.2	67.2	(8.9)	58.3	90.7	(43.4)	47.3
Property	5.4	(3.3)	2.1	8.0	—	8.0	9.0	—	9.0
Corporate costs	(9.5)	(4.5)	(14.0)	(7.9)	(0.5)	(8.4)	(8.9)	(24.1)	(33.0)
Goodwill amortization and impairment	(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)	(23.0)	(100.0)	(123.0)

Continuing operations	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)	67.8	(167.5)	(99.7)
Discontinued operations	—	—	—	—	—	—	9.1	—	9.1

Operating profit	£47.0	(£12.5)	£34.5	£48.3	(£58.3)	(£10.0)	£76.9	(£167.5)	(£90.6)

(e) Geographical analysis: operating profit

	2003			2002			2001
	Pre- Exceptional	Exceptional items (Note 6)	Total 2003	Pre- exceptional	Exceptional items (see Note 6)	Total 2002	Pre- exceptional	Exceptional Items (see Note 6)	Total 2001
	(in millions)
United Kingdom	(£1.5)	(£3.3)	(£4.8)	£1.4	(£1.8)	(£0.4)	£11.9	(£13.7)	(£1.8)
North America	53.1	(7.6)	45.5	55.5	(6.3)	49.2	72.0	(49.0)	23.0
Continental Europe	10.2	(1.5)	8.7	9.5	(1.1)	8.4	14.9	(2.4)	12.5
Rest of the World	(1.0)	(0.1)	(1.1)	0.9	(0.2)	0.7	1.1	(2.4)	(1.3)
Goodwill amortization and impairment	(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)	(23.0)	(100.0)	(123.0)

	£47.0	(£12.5)	£34.5	£48.3	(£58.3)	(£10.0)	£76.9	(£167.5)	(£90.6)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

3. Segmental analysis (continued)

Operating profit for the 52 weeks ended September 27, 2003 includes £nil (2002: £4.4 million, 2001: £11.2 million) in respect of Food Equipment businesses sold in the year.

(f) Total assets less current liabilities

	2003	2002
	(in millions)
Food Service Equipment-North America	£75.3	£97.4
Food Service Equipment-Europe/Asia	42.2	46.0
Food Retail Equipment	29.2	24.9
Goodwill	208.8	235.4

Food Equipment	355.5	403.7
Property	5.8	9.4
Investments	5.0	5.9

	366.3	419.0
Corporate	(28.2)	(43.1)
Net cash	28.4	39.3

	£366.5	£415.2

(g) Total assets less current liabilities: geographical analysis

	2003	2002
	(in millions)
United Kingdom	£29.6	£21.8
North America	234.2	276.9
Continental Europe	68.8	71.0
Rest of the World	5.5	6.2
Net cash	28.4	39.3

	£366.5	£415.2

(h) Total assets

	2003	2002
	(in millions)
Food Service Equipment-North America	£148.2	£173.2
Food Service Equipment- Europe/Asia	81.7	75.8
Food Retail Equipment	47.2	49.8
Goodwill	208.8	235.4

Food Equipment	485.9	534.2
Property, Corporate and cash	104.5	98.2

	£590.4	£632.4

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

3. Segmental analysis (continued)

(i) Tangible fixed assets

	2003	2002
	(in millions)
Food Service Equipment-North America	£49.2	£54.7
Food Service Equipment- Europe/Asia	15.0	13.6
Food Retail Equipment	14.0	16.4

Food Equipment	78.2	84.7
Property and Corporate	3.4	3.3

	£81.6	£88.0

(j) Tangible fixed assets: geographical analysis

	2003	2002
	(in millions)
United Kingdom	£2.8	£2.9
North America	66.3	73.7
Continental Europe	11.9	10.8
Rest of the World	0.6	0.6

	£81.6	£88.0

(k) Tangible fixed assets: additions

	2003	2002
	(in millions)
Food Service Equipment-North America	£5.3	£5.7
Food Service Equipment- Europe/Asia	2.7	2.9
Food Retail Equipment	1.3	2.6

Food Equipment	9.3	11.2
Property and Corporate	0.7	0.2

	£10.0	£11.4

(l) Intangible fixed assets: goodwill

	2003	2002
	(in millions)
Food Service Equipment-North America	£119.8	£136.2
Food Service Equipment- Europe/Asia	59.9	66.1
Food Retail Equipment	29.1	33.1

Food Equipment	£208.8	£235.4

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

4. Operating costs

	2003	2002	2001
	(in millions)
Cost of sales	£537.1	£634.8	£899.1
Net operating expenses:
Distribution costs	8.5	9.1	23.6
Administration expenses	85.9	99.0	90.8
Other operating expenses	0.9	2.0	1.6

Operating costs before exceptional items	632.4	744.9	1,015.1
Operating exceptional items (see Note 6)	12.5	58.3	167.5

Operating costs	£644.9	£803.2	£1,182.6

Gross profit for the period, before exceptional items, was £142.3 million in 2003, £158.4 million in 2002 and £192.9 million in 2001. Bad debt provision charge for the period was £1.0 million in 2003, £2.1 million in 2002 and £1.2 million in 2001.

The total amounts above include the following amounts relating to discontinued operations: cost of sales of £nil in 2003, £nil in 2002 and £145.3 million in 2001, distribution costs of £nil in 2003, £nil in 2002 and £13.3 million in 2001, administration expenses of £nil in 2003, £nil in 2002 and £9.5 million in 2001, and other operating expenses of £nil in 2003, £nil in 2002 and £0.1 million in 2001.

5. Operating profit/(loss)

	2003	2002	2001
	(in millions)
Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:
- owned	£12.3	£15.6	£22.6
- leased	0.1	0.1	0.1
Amortization of intangible fixed assets: goodwill	13.8	19.0	23.0
Rental of plant and equipment under operating leases	1.8	2.1	2.6
Rental of land and buildings under operating leases	6.9	5.3	14.3
Rental income	(0.8)	(0.5)	(0.7)
Research and development	13.2	13.4	13.8
Auditors remuneration:
- audit fees	0.9	0.9	1.0
- other fees in the U.K. and overseas*	1.3	1.8	2.2
Profit on sale of tangible fixed assets	—	—	(1.7)

*	A further £0.3 million (2002: £1.4 million, 2001: £1.2 million) of fees not charged to operating profit have been paid in respect of refinancing, disposals and other projects.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

6. Exceptional items

(a) Operating exceptional items

	2003	2002	2001
	(in millions)
Restructuring costs, cost reduction measures and inventory write downs	£6.1	£9.4	£33.1
Vacant leasehold provisions	3.3	—	—
Litigations costs	3.1	—	12.2
Revisions to working capital provisions and other exceptional warranty costs	—	—	13.7
Costs associated with the Board’s review of strategic options	—	—	8.5
Goodwill impairment	—	48.9	100.0

Operating exceptional items	£12.5	£58.3	£167.5

2003

In April 2003, the Group announced a restructuring and cost reduction program, which included salaried headcount reductions and the relocation of the CEO’s office to New Port Richey, Florida. Further restructuring programs were also announced in Europe. The Group incurred restructuring costs of £6.1 million. Of these costs, £1.4 million are included within Corporate costs and the remainder is included within our Global Food Service Equipment segment. These restructuring measures resulted in a headcount reduction of approximately 150 employees. The accrual remaining as at September 27, 2003 for the 2003 restructuring program was £2.6 million. The completion of this restructuring program is expected to occur in the first half of fiscal 2004.

As a result of a slowdown in the property market, £3.3 million has been recognized in respect of vacant leasehold properties held within the Group’s Property segment.

The Group has reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgment on certain of the claims totaling $8.6 million. This resulted in litigation costs and increased legal fee accruals of £3.1 million during fiscal 2003, which are included within Corporate costs.

2002

Restructuring costs in the 52 weeks to 28 September 2002 principally represented costs associated with the closure of excess operating capacity in our Food Retail Equipment segment. This included the write down of inventory at Kysor//Warren which reflected the decline in the business and employee termination costs that resulted from a headcount reduction of 30 (all such employees were terminated by September 28, 2002). There was also further rationalization of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment segment.

Following downturns in the U.S. economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of goodwill. In 2002, due to the poor performance of Kysor//Warren, the carrying value of goodwill was written down by £48.9 million.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

6. Exceptional items (continued)

2001

In fiscal 2001, restructuring costs of £33.1 million related principally to the closure of five plants, announced before September 29, 2001. As a result of this decision, the Group accrued for severance and other employee termination costs resulting from a headcount of 870 (all such employees were terminated by September 29, 2001), asset write downs, and other related plant closure costs. Such projects were substantially completed in fiscal 2002.

Following the publication of FRS 18 “Accounting Policies”, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0 million. Further exceptional warranty costs of £4.5 million which arose in the period were written off and previously capitalized development costs of £1.2 million were also written off.

The Group settled the long standing Bomar litigation case for a payment of $17.5 million (£12.2 million) to extinguish all claims. A payment of $10 million was made in 2001 and the balance in 2002.

The Board undertook a review of the Group’s strategic options during fiscal 2001, including sales of businesses and reviews of operations, with the objective of maximizing shareholder value. Costs of £8.5 million, predominantly professional fees, were incurred.

Prior to the fiscal 2002 goodwill impairment noted above, we assessed carrying value of goodwill in respect of the Scotsman acquisition during 2001. The application of the methodology presented in FRS11 resulted in a goodwill write down of £100 million.

(b) Disposal of businesses

	2003	2002	2001
	(in millions)
Profit/(loss) on disposals	£3.3	(£38.1)	£23.5

2003

In February 2003, the Group paid £1.3 million to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, excess accruals of £2.5 million, along with £0.8 million of excess provisions from other disposals have been credited to the profit and loss account in the 52 weeks ended September 27, 2003.

2002

During the 52 weeks to 28 September 2002, the Group disposed of Sammic SA, Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realized a loss on these disposals of £41.4 million after writing off goodwill of £65.1 million previously charged against reserves.

In June 2001, the Group disposed of its Building and Consumer Products business (“Magnet”), generating a profit on disposal of £29.1 million, which included £4.4 million of negative goodwill previously written off. The Group also received a vendor loan note for £20.0 million and warrants over Nobia AB shares. In December 2001, £2.1 million was paid to Nobia AB in respect of the value of net assets transferred following the sale. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4 million being £20.0 million for the vendor loan note, £0.4 million compensation for early repayment of the note and £4.0 million for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3 million for fiscal 2002.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

6. Exceptional items (continued)

2001

In September 2001, the Group disposed of Scotsman Response Limited for consideration of up to £45,000, generating a loss on sale of £5.6 million.

The net cash consideration, after expenses, of all the above disposals was used to repay debt.

(c) Net interest payable and similar expenses

	2003	2002	2001
	(in millions)
Deferred finance fees written off	£—	£4.2	£5.8
Refinancing fees	—	4.2	—

	£—	£8.4	£5.8

Deferred finance fees written off of £4.2 million in the 52 weeks to 28 September 2002 related to amounts previously capitalized in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced in February 2002. In 2001, deferred finance fees written off of £5.8 million related to the replacement of the Scotsman acquisition financing in March 2001.

Refinancing fees represent amounts paid to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements.

7. Staff costs

	2003	2002	2001
	(in millions except employee numbers)
(a) Staff costs, including Directors, comprised:
Wages and salaries	£141.4	£157.2	£217.6
Social security costs	19.0	18.9	26.5
Pension and other post-retirement costs	5.6	3.9	4.5

	£166.0	£180.0	£248.6

(b) The average monthly number of employees was:
Food Service Equipment-North America	3,550	3,871	4,138
Food Service Equipment-Europe/Asia	1,533	1,627	2,126
Food Retail Equipment	965	1,443	2,043
Corporate and Property	25	29	26

	6,073	6,970	8,333
Discontinued businesses	—	—	1,557

	6,073	6,970	9,890

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

8. Directors’ remuneration

	2003	2002	2001
	(in millions)
Fees as Directors	£0.2	£0.2	£0.3
Salaries and benefits	1.0	1.3	0.9
Bonuses	0.6	0.9	0.3

	1.8	2.4	1.5
Pension contributions	0.1	—	—

	1.9	2.4	1.5
Compensation for loss of office	0.8	0.7	0.3

	£2.7	£3.1	£1.8

Compensation for loss of office represents severance payments and a relocation bonus paid to directors who resigned in 2003, 2002 and 2001.

9. Net interest payable and similar expenses

	2003	2002	2001
	(in millions)
Interest payable and similar expenses:
Interest on 10 3/8% senior subordinated note	(£10.4)	(£5.3)	£—
Amortization of deferred financing costs	(3.4)	(2.5)	(1.2)
Term loan and revolving multi-currency facility	(9.3)	(23.8)	(36.7)
Other loans	(0.5)	(0.4)	(0.7)

	(23.6)	(32.0)	(38.6)

Interest receivable:
Bank balances	1.4	1.5	£1.8
Other	0.3	1.2	0.7

	1.7	2.7	2.5

Net interest payable and similar expenses before exceptional finance costs	(21.9)	(29.3)	(36.1)
Exceptional finance costs (see Note 6)	—	(8.4)	(5.8)

Net interest payable and similar expenses	(£21.9)	(£37.7)	(£41.9)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

10. Tax on profit/(loss) on ordinary activities

(a) Analysis of charge in the period is as follows:

	2003	2002	2001
	(in millions)
The tax charge for the period comprised:
U.K. taxation at 30% - current year	£—	£—	£—
Foreign taxation:
-current year	7.4	5.8	8.6
-prior year	(0.7)	(3.8)	—

	6.7	2.0	8.6
Deferred Taxation	1.5	(0.8)	4.8

	8.2	1.2	13.4
Tax relief on exceptional items*	(1.8)	(0.2)	(2.0)

	£6.4	£1.0	£11.4

* Including a current year deferred tax benefit of £1.6 million (2002: £nil, 2001: £nil) and current tax benefit of £0.2 million. (2002: £0.2 million, 2001: £2.0 million).

(b) The benefit of brought forward tax losses, predominantly in the U.K. and the U.S., reduce tax cash payments.

(c) The components of profit/(loss) on ordinary activities before taxation in the period are as follows:

	2003	2002	2001
	(in millions)
U.K.	(£8.5)	(£15.9)	(£88.1)
U.S.	7.6	(91.1)	(33.8)
Other jurisdictions	16.8	21.2	12.9

Profit/(loss) on ordinary activities	£15.9	(£85.8)	(£109.0)

(d) The differences between the Group’s effective current tax on profit/(loss) is reconciled to the charge based on the U.S. Federal tax rate, as follows:

	2003	2002	2001
	(in millions except percentages)
Statutory income tax rate in region where majority of profits earned	35.0%	35.0%	35.0%
Profit/(loss) on ordinary activities before taxation	£15.9	(£85.8)	(£109.0)
Tax on profit/(loss) at U.S. Federal rate	£5.6	(£30.0)	(£38.2)
Adjustments to reconcile to current taxation:
Permanent differences	2.2	1.6	11.2
Effect of brought forward losses utilized	(5.9)	(1.9)	(20.1)
U.S. State and local tax effect	0.3	1.4	3.9
Foreign tax effect	1.3	0.7	0.4
Exceptional items	2.9	31.6	54.5
Other, net	0.8	2.2	(5.1)
Effect of adjustments in respect of prior years	(0.7)	(3.8)	—

Current taxation	£6.5	£1.8	£6.6

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

10. Tax on profit/(loss) on ordinary activities (continued)

	2003	2002	2001
	(in millions)
Current tax comprises:
Tax before exceptional items	£6.7	£2.0	£8.6
Current tax benefit on exceptional items	(0.2)	(0.2)	(2.0)

	£6.5	£1.8	£6.6

The reconciliation is performed to the charge based on the U.S. Federal tax rate, as the majority of the Group’s profits are earned in that jurisdiction.

e) Analysis of deferred tax asset

	2003	2002
	(in millions)
U.S. operating losses	£9.6	£9.8
Warranty provisions	10.1	11.5
Other short-term timing differences	11.8	11.7

	31.5	33.0
Accelerated capital allowances	(7.7)	(7.7)

	£23.8	£25.3

Deferred tax liabilities are recognized in full. Deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered.

Potential deferred tax assets not recognized on the balance sheet are as follows:

	2003	2002
	(in millions)
Operating losses	£74.9	£78.8
Other	13.1	17.1

Total potential tax asset not recognized	£88.0	£95.9

In addition the Group has surplus ACT carried forward of £12.6 million (2002: £12.6million).

At year end, the Directors expect that it will take some time for certain assets, principally the unrecognized U.S. operating losses, to be recovered and currently do not anticipate circumstances in which the other unrecognized assets would be recovered. Our U.S. operating losses are also subject to specific shareholder continuity requirements being met.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

10. Tax on profit/(loss) on ordinary activities (continued)

The Group has the following losses available for offset against future profits:

	2003	2002
	(in millions)
United Kingdom losses	£80.7	£72.3
United States losses	162.9	184.9
Other territories	9.4	6.2

	£253.0	£263.4

The expiration of the Group’s U.S. losses will commence in fiscal 2007, in stages through to fiscal 2010, when they will fully expire if unused. Losses in the U.K. and other territories do not expire.

f) Analysis of movement in deferred tax asset in the period is as follows:

	2003	2002
	(in millions)
Balance at the beginning of the period	£25.3	£26.9
Credited/(charged) to the profit and loss account	(1.5)	0.8
Credited/(charged) to the profit and loss account – exceptional items	1.6	—
Disposals	—	(1.0)
Currency realignment	(1.6)	(1.4)

Balance at the end of the period	£23.8	£25.3

11. Equity dividends

	2003	2002	2001
	(in millions)
Interim, nil p net per ordinary share (2002: nil p, 2001: 2.0p net)	£—	£—	£4.8

12. Earnings/(loss) per share

	2003	2002	2001
	(in millions)
Basic weighted average number of shares	399.2	351.0	307.3
Dilutive effect of:
-employee share options	—	—	0.2
-share save options	—	—	0.2

Diluted weighted average number of shares	399.2	351.0	307.7

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

	2003	2002	2001
	(in pence)
Basic and diluted earnings/(loss) per share	2.4	(24.8)	(39.3)

13. Intangible fixed assets: goodwill

	2003	2002
	(in millions)
Cost:
At the beginning of the period	£450.0	£460.6
Additions
-adjustments to prior period goodwill	—	1.7
Currency realignment	(25.2)	(12.3)

At the end of the period	424.8	450.0

Amortization:
At the beginning of the period	214.6	150.4
Provided during the period	13.8	19.0
Provision for impairment (see Note 6)	—	48.9
Currency realignment	(12.4)	(3.7)

At the end of the period	216.0	214.6

Net book value at end of the period	£208.8	£235.4

Net book value at beginning of the period	£235.4	£310.2

14. Tangible fixed assets

	Land and Buildings	Plant and equipment	Assets under Construction	2003 Total	2002 Total
	(in millions)
(a) Cost:
At the beginning of the period	£67.8	£134.0	£2.5	£204.3	£251.5
Additions	0.9	4.1	5.0	10.0	11.4
Disposals and assets written off	(1.2)	(5.5)	—	(6.7)	(7.8)
Reclassifications and transfers	0.4	3.6	(4.0)	—	(0.4)
Disposals of subsidiary entities or businesses	—	—	—	—	(42.0)
Currency realignment	(2.7)	(3.8)	(0.1)	(6.6)	(8.4)

At the end of the period	65.2	132.4	3.4	201.0	204.3

Depreciation:
At the beginning of the period	22.6	93.7	—	116.3	140.1
Provided during the period	2.3	9.9	0.2	12.4	15.7
Disposals and assets written off	(1.2)	(4.9)	—	(6.1)	(6.9)
Reclassifications and transfers	—	—	—	—	(0.3)
Disposals of subsidiary entities or businesses	—	—	—	—	(27.5)
Currency realignment	(0.7)	(2.5)	—	(3.2)	(4.8)

At the end of the period	23.0	96.2	0.2	119.4	116.3

Net book value at the end of the period	£42.2	£36.2	£3.2	£81.6	£88.0

Net book value at the beginning of the period	£45.2	£40.3	£2.5	£88.0	£111.4

The net book value of land and buildings comprises:
Freehold				£38.0	£41.0
Short leasehold				4.2	4.2

				£42.2	£45.2

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

14. Tangible fixed assets (continued)

Plant and equipment net book value includes £0.3 million (2002: £0.3 million) of leased assets. Land and buildings net book value includes £1.4 million (2002: £1.5 million) of leased assets.

Contracted commitments for future capital expenditure were £2.1 million as at September 27, 2003.

15. Fixed asset investments

	Joint ventures and associated undertakings
	Share of net assets	Goodwill	Total	Other unlisted Investments	Own shares	Total 2003	Total 2002
			(in millions)
Cost:
At the beginning of the period	£2.1	£1.2	£3.3	£2.0	£2.4	£7.7	£7.6
Share of profit/(loss)	(0.5)	—	(0.5)	—	—	(0.5)	0.1

At the end of the period	1.6	1.2	2.8	2.0	2.4	7.2	7.7

Amounts written off:
At the beginning of the period	—	0.1	0.1	0.3	1.4	1.8	1.4
Written off in the period	—	0.1	0.1	0.3	—	0.4	0.4

At the end of the period	—	0.2	0.2	0.6	1.4	2.2	1.8

Net book value at the end of the period	£1.6	£1.0	£2.6	£1.4	£1.0	£5.0	£5.9

Own shares comprise 1,269,341 ordinary shares of the Company (2002: 1,269,341), held in an independently managed Executive Share Option Plan (“ESOP trust”). The market value of the shares held by the trust at September 27, 2003 was £0.9 million (2002: £0.6 million), a value below cost value. The Directors do not consider this diminution in value to be permanent and therefore no further provision is deemed necessary.

16. Stocks

	2003	2002
	(in millions)
Raw materials and consumables	£26.0	£29.5
Work in progress	7.9	8.0
Finished goods	32.6	31.6

	66.5	69.1
Property	8.7	8.6

	£75.2	£77.7

At period end, the Directors are not aware of any significant difference between book value and replacement value of stocks.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

17. Debtors

	2003	2002
	(in millions)
Trade debtors (less allowance for doubtful accounts of £5.2 million at 2003 (2002: £5.6 million)	£98.4	£108.1
Other debtors	14.7	14.5
Prepayments and accrued income	5.2	4.8

	£118.3	£127.4

18. Creditors falling due within one year

	2003	2002
	(in millions)
(a) Borrowings:
Term loan	£44.5	£32.7
Deferred financing costs	(1.9)	(2.8)
Bank loans and overdrafts	6.7	3.2
Other current borrowings	—	0.1
Obligations under finance leases (Note 27)	—	0.2

Total (Note 20)	£49.3	£33.4

	2003	2002
	(in millions)
(b) Other creditors:
Trade creditors	£57.1	£55.8
Other creditors	6.9	15.3
Current tax	11.4	12.3
Other taxes and social security	4.3	2.6
Accruals and deferred income	94.9	97.8

Total	£174.6	£183.8

19. Creditors falling due after more than one year

	2003	2002
	(in millions)
10 3/8% senior subordinated loan notes	£100.0	£100.0
Term loan	55.3	111.4
Deferred financing costs	(6.0)	(8.5)
Other loans	9.4	9.6
Obligations under finance leases (Note 27)	1.5	1.6

Total (Note 20)	£160.2	£214.1

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

20. Total borrowings

	2003	2002
	(in millions)
10 3/8% senior subordinated loan notes	£100.0	£100.0
Term loan	99.8	144.1
Deferred financing costs	(7.9)	(11.3)
Bank loans and overdrafts	6.7	3.2
Other loans	9.4	9.7

	208.0	245.7
Obligations under finance leases	1.5	1.8

	£209.5	£247.5

Due within one year	£49.3	£33.4
Due after more than one year	160.2	214.1

	£209.5	£247.5

An analysis of the maturity of debt is given in note 21.

The £100.0 million senior subordinated loan notes bear interest at 10 3/8% and mature in April 2012. The Group has entered into cross-currency swaps to change part of the underlying currency profile of this debt. Two contracts have been entered into to exchange an aggregate of £60.0 million for U.S.dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the Group’s assets.

The term loan represents syndicated bank loans of $165.5 million (£99.8 million). The term loan, which was fully drawn down at the balance sheet date, bears interest at between 2.0% and 3.5% above LIBOR as periodically determined by reference to certain agreed financial ratios. The term loan has been reduced by $58.2 million (£37.5 million) during the period by applying $8.8 million (£5.6 million) from the net proceeds of Felsted land disposals and $49.4 million (£31.9 million) from operating cash flow (in accordance with repayments required under the agreement) against the facility.

The lenders under the Group’s senior secured credit facilities have a general lien over most of our assets and a pledge of the shares of most of our operating subsidiaries. The facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, minimum ratios of EBITDA to senior interest costs, maximum ratios of total net debt to EBITDA, maximum ratios of total net senior debt to EBITDA, a minimum tangible net worth and a minimum fixed charge ratio comparing debt servicing to free cash flows. The facilities also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens.

The Group enters into interest rate swaps to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group’s interest expense. At September 27, 2003, the Group had interest rate swaps outstanding with an aggregate notional value of $140.0 million (£84.4 million).

Other loans consist primarily of £10.0 million of Industrial Revenue Bonds, (“IRB’s”) (2002: £10.7 million) offset by a favorable revaluation of cross-currency swaps used to hedge debt of £1.8 million. The IRB’s are either at fixed rates of interest or are at rates of interest set periodically by reference to market rates. These bonds incurred rates of interest between 1.3% and 6.1% during the period. Four of our properties are held as security in connection with these bonds.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

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

Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group’s policy not to hedge profit and loss account foreign exchange translation exposures. The Group’s U.S. dollar denominated interest cost provides a partial hedge to the Group’s results. Enodis has significant capital employed in overseas operations. As a result, the Group’s balance sheet can be affected by movements in foreign exchange rates. The Group has a policy to hedge at least 50% of this risk to limit the impact of currency movements. Accordingly, we have loans in the same currencies as the capital employed in the Group’s main overseas operating units. Cross currency swaps are also used to convert the currency of the Group’s borrowings to such functional currencies. At September 27, 2003 the Group had foreign currency forward contracts, through to 2009, totaling £60.1 million in various foreign currencies. This is in connection with hedging pounds sterling denominated debt as well as short term firm purchase commitments.

The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group uses interest rate swaps, through to 2005, to manage exposures to interest rate fluctuations associated with floating rate borrowings. As at September 27, 2003, the Group had gross borrowings of £217.4 million; £100 million of these borrowings were fixed through the Senior Notes. After adjusting for the effect of our interest rate swaps, we had fixed and floating rate borrowings of £187.9 million and £29.5 million. Under these contracts, the Group pays interest at rates ranging from 3.545% to 4.740% and receives interest at floating rates based on three month LIBOR.

(a) Maturity profile of financial liabilities

	Bank Borrowings and debentures	Other	2003 Total	Bank borrowings and debentures	Other	2002 Total
	(in millions)
Within one year or less or on demand	£51.2	(£1.9)	£49.3	£35.9	(£2.5)	£33.4
More than one year but not more than two years	13.1	(1.3)	11.8	30.2	(1.5)	28.7
More than two years but not more than three years	—	0.7	0.7	33.8	(1.3)	32.5
More than three years but not more than four years	—	1.5	1.5	2.3	0.8	3.1
More than four years but not more than five years	42.2	(0.5)	41.7	—	1.6	1.6
More than five years	—	104.5	104.5	45.1	103.1	148.2

Gross financial liabilities	£106.5	£103.0	£209.5	£147.3	£100.2	£247.5

In the maturity analysis of the Group’s financial liabilities, “Other” include senior subordinated loan notes and liabilities shown as other creditors and obligations under finance leases offset by deferred financing assets of £7.9 million (2002: £11.3 million) analyzed by maturity.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

21. Financial instruments (continued)

Debt more than five years of £104.5 million (2002: £148.2 million) principally comprises senior subordinated notes of £100.0 million maturing in 2012.

The Group had the following undrawn borrowing facilities at the end of the period:

	2003	2002
	(in millions)
Expiration date
In more than two years but not more than five years	£34.0	£42.7

(b) Interest rate profile: financial liabilities

	Total	Floating rate	Fixed rate	Non- interest bearing	Fixed weighted average interest rate	Weighted average period at fixed rate
					(%)	(years)
	(in millions, except percentages and years)
Sterling	£32.9	£0.8	£40.0	(£7.9)	10.4%	8.6
U.S. dollar	147.6	92.0	55.6	—	9.1	5.8
Euro	29.0	—	29.0	—	10.2	8.5

At September 27, 2003	£209.5	£92.8	£124.6	(£7.9)	9.8%	7.3

Sterling	£29.2	£0.4	£40.1	(£11.3)	10.4%	9.5
U.S. dollar	192.0	62.9	129.1	—	7.6	3.9
Euro	26.3	—	26.3	—	10.2	9.4

At September 28, 2002	£247.5	£63.3	£195.5	(£11.3)	8.5%	5.8

The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates. The fixed rate financial liabilities mainly comprise the senior subordinated notes and interest rate swaps.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

21. Financial instruments (continued)

(c) Interest rate profile: financial assets

	Total	Floating rate	Non-interest bearing
	(in millions)
Sterling	£42.3	£39.5	£2.8
U.S. dollar	17.6	16.1	1.5
Euro	10.8	6.8	4.0
Other	8.4	8.2	0.2

At September 27, 2003	£79.1	£70.6	£8.5

Sterling	46.4	43.5	2.9
U.S. Dollar	13.3	11.2	2.1
Euro	9.8	5.3	4.5
Other	4.9	4.7	0.2

At September 28, 2002	£74.4	£64.7	£9.7

The non-interest bearing financial assets mainly comprise equity return investments and uncleared receipts.

(d) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities at the period end.

	2003		2002
	Book value	Fair Value	Book value	Fair value
	(in millions)
Primary financial instruments held or issued to finance the Group’s operations:
Short term borrowings and current portion of long term borrowings	(£49.3)	(£49.3)	(£33.4)	(£33.4)
Long term borrowings	(55.3)	(55.3)	(111.4)	(111.4)
Cash deposits	77.7	77.7	72.7	72.7
Other unlisted investments (see Note 15)	1.4	1.4	1.7	1.7
Other financial liabilities	(£104.9)	(£114.0)	(£102.7)	(£102.7)

	2003		2002
	Book value	Fair Value	Book value	Fair Value
	(in millions)
Derivative financial instruments held or issued to manage the interest rate and currency profile:
Interest rate swaps and similar instruments	£—	(£2.6)	—	(£5.0)
Forward foreign currency contracts	1.8	1.8	2.3	2.3

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

21. Financial instruments (continued)

The fair value of the interest rate swaps and foreign exchange contracts have been estimated by reference to prices available from the markets on which the instruments are traded. The fair value of the senior subordinated notes is based on the closing mid-price at the close of business on the balance sheet date. All other fair values above have been calculated by discounting cash flows at prevailing interest rates.

The fair value of short term deposits and borrowings approximates the carrying amount because of the short term maturity of these instruments. The fair value of the long term borrowings approximates the carrying value due to the debt being subject to floating rates or short term fixed rates.

(e) Hedging

The Group’s policy is to hedge the following exposures:

•	Interest rate risk - using interest rate swaps, caps and collars and forward rate agreements.

•	Net investment in foreign currency risk - using cross currency swaps and borrowing in functional currencies.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is likely to be recognized.

Unrecognized gains and losses on instruments used for hedging are as follows:

	Gains		Losses
	2003	2002	2003	2002
	(in millions)		(in millions)
Unrecognized gains and (losses) on hedges to the period end	£1.8	£2.3	(£2.6)	(£5.0)

During 2003, the Group used various interest rate hedging instruments to manage its exposure to interest rate changes on long term debt, including interest rate swaps and forward rate agreements. At September 27, 2003, the Group had interest rate swaps outstanding denominated in U.S. dollars, maturing on various dates from March 20, 2004 through September 20, 2005 with an aggregate notional principal amount of $140.0 million (£84.4 million). Under these contracts, the Group pays interest at rates ranging from 3.545% to 4.740% and receives interest at floating rates based upon three month LIBOR.

At September 27, 2003 and September 28, 2002, the Group had foreign currency forward contracts totaling £60.1 million and £63.1 million, in foreign currency.

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

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

21. Financial instruments (continued)

Functional Currency of Group Operations	Net Foreign currency assets/(liabilities)
	Sterling	U.S. dollar	Other	2003 Total	Sterling	U.S. dollar	Other	2002 Total
	(in millions)
Sterling	£—	£—	£0.1	£0.1	£—	£—	£0.1	£0.1
U.S. dollar	—	—	—	—	—	—	0.5	0.5
Other currencies	—	3.2	—	3.2	—	1.4	—	1.4

	£—	£3.2	£0.1	£3.3	£—	£1.4	£0.6	£2.0

22. Provisions for liabilities and charges

	Property	Pensions and other Deferred employee benefits	Warranty	Restructuring	Total
	(in millions)
Analysis of movement in provisions:
At September 29, 2001	£4.6	£24.1	£22.5	£7.9	£59.1
Charged to profit and loss account	—	0.3	—	—	0.3
Charged to profit and loss account exceptional items	—	—	—	(0.5)	(0.5)
Utilized	(1.1)	(0.3)	(0.3)	(5.1)	(6.8)
Transfer (to)/from other balance sheet categories	—	(2.8)	—	—	(2.8)
Disposals	—	(0.3)	(1.4)	(1.0)	(2.7)
Currency realignment	—	(0.9)	(1.4)	—	(2.3)

At September 28, 2002	£3.5	£20.1	£19.4	£1.3	£44.3
Charged to profit and loss account	3.3	1.1	0.5	6.1	11.0
Utilized	(2.9)	(1.0)	—	(4.7)	(8.6)
Reclassified	0.8	(0.8)	—	—	—
Currency realignment	—	(0.4)	(1.6)	(0.1)	(2.1)

At September 27, 2003	£4.7	£19.0	£18.3	£2.6	£44.6

Property provisions relate primarily to lease payments under onerous contracts.

Pension scheme details are set out in Note 25.

Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

22. Provisions for liabilities and charges (continued)

Warranty provisions have been recognized for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

Restructuring costs relate mainly to costs associated with the charges described in Note 6 “Exceptional items”, and are expected to be utilized within approximately one year. Cash payments of £6.4 million were made in 2003 and £4.6 million in 2002.

23. Called up share capital

	2003 number	2002 number	2003 par value	2002 par value
	(in millions, except share data)
(a) Number and value of shares:
Ordinary shares of 50p each
Authorized	600,000,000	600,000,000	£300.0	£300.0
Allotted, called up and fully paid	400,465,587	400,465,587	£200.2	£200.2

1,269,341 ordinary shares of the Company (2002: 1,269,341) are held in an independently managed Executive Share Option Plan (“ESOP”) trust. The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Company to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Group finances the ESOP trust by way of an interest free loan of £2.1million.

The ESOP trust has waived the right to receive dividends on all shares held. Costs are borne by the Group and expensed in the period in which they are incurred.

Ordinary shares
(b) Movement of ordinary shares during the period:
At September 29, 2001	250,288,950
Exercise of share options under the Sharesave Scheme (1992)	2,042
Three for five rights issue	150,174,595

At September 28, 2002 and September 27, 2003	400,465,587

The proceeds of the exercises of share options in the period to September 27, 2003 amounted to £nil (2002: £2,287).

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

23. Called up share capital (continued)

(c) Option schemes

During the period, the Group has operated the following shareholder approved employee option schemes using new shares:

	Number of Options
	At September 29, 2002	Granted	Exercised	Lapsed	At September 27, 2003
Sharesave Scheme (1992)*	122,881	—	—	70,407	52,474
Executive Share Scheme (1984)*	144,333	—	—	144,333	—
Executive Share Scheme (1995)*	2,537,052	—	—	474,219	2,062,833
Executive Share Scheme (2001)	9,393,236	6,461,490	—	1,179,329	14,675,397

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

23. Called up share capital (continued)

The Company has outstanding at 27 September 2003 the following options to subscribe for ordinary shares:

	Year	Price pence	**Date from which exercisable	**Last expiry date	Number
Sharesave Scheme (1992)*	1998	164.13	01.09.05	01.03.06	17,107
	1999	156.03	01.09.04	01.03.05	14,055
	1999	156.03	01.09.06	01.03.07	2,590
	2000	209.64	01.09.03	01.03.04	4,415
	2000	209.64	01.09.05	01.03.06	8,524
	2000	209.64	01.09.07	01.03.08	5,783

					52,474

Executive Share Scheme (1995)*		186.64	31.03.98	31.03.05	22,328
		116.60	01.07.00	01.07.07	290,215
		151.82	28.11.00	28.11.07	314,684
		145.75	17.11.01	17.11.08	170,348
		212.88	28.07.02	28.07.09	475,444
		254.25	24.11.02	24.11.09	111,393
		260.73	03.07.03	03.07.10	583,577
		260.89	03.07.03	03.07.10	45,445
		170.04	21.12.03	21.12.10	24,700
		175.13	21.12.03	21.12.10	24,699

					2,062,833

Executive Share Scheme (2001)		146.56	21.01.04	21.01.11	1,902,482
		170.41	21.01.04	21.01.11	135,737
		146.56	12.06.04	12.06.11	50,507
		81.78	10.09.04	10.09.11	444,063
		147.00	21.03.05	21.03.12	884,614
		85.50	21.03.05	21.03.12	4,648,038
		50.00	09.08.05	09.08.12	261,266
		59.00	22.11.05	22.11.12	3,441,690
		50.00	09.05.06	09.05.13	57,000
		63.50	11.08.06	11.08.13	2,850,000

					14,675,397

*	No further options can be granted under these schemes.

**	Subject to performance conditions being achieved.

The maximum aggregate number of shares over which options may currently be granted under all schemes cannot exceed 10% of the nominal share capital of the Company on the date of grant. As at September 27, 2003, the Company had 22,870,298 options available for future grant.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

24. Reserves

Movements on reserves during the period were as follows:

	Share premium account	Profit and loss Account
	(in millions)
At September 29, 2001	£239.0	(£250.0)
Retained profit/(loss) for the year	—	(87.0)
Goodwill written back on disposal of subsidiaries	—	65.1
Costs relating to the issue of shares	(4.8)	—
Currency translation differences on foreign currency net investments (note a)	—	(5.7)

At September 28, 2002	£234.2	(£277.6)
Retained profit/(loss) for the period	—	9.4
Currency translation differences on foreign currency net investments (note a)	—	(4.6)

At September 27, 2003	£234.2	(£272.8)

(a)	The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long term foreign currency borrowings used to finance overseas investment.

(c)	Goodwill written off directly against the profit and loss reserve amounts to £270.8 million (2002: £270.8 million).

25. Group pension schemes and other post retirement medical schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution type. The total pension cost for the period was £5.2 million (2002: £3.6 million, 2001: £4.5 million). There is a provision for pension costs of £12.4 million (2002: £8.0 million) in the balance sheet as at September 27, 2003 arising from the accumulated difference between the contributions paid and the corresponding pension costs. The provisions in respect of several plans have been included in the pension provisions at year end 2003 which in previous years were allocated to other provisions.

The total employer contributions payable to the Group’s defined contribution schemes over the period and included in the expense figure quoted above was £3.6 million (2002: £4.4 million, 2001: £3.1 million). At September 27, 2003, there were no outstanding/prepaid contributions (2002: £ nil).

In addition, the total cost for the post retirement medical schemes in the U.S. was £0.4 million (2002: £0.3 million, 2001: £0.3 million). There is a provision for post retirement medical schemes in the balance sheet as at September 27, 2003 of £3.9 million (2002: £3.2 million).

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

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

25. Group pension schemes and other post retirement medical schemes (continued)

SSAP 24

a)	A number of the Group’s full-time U.K. employees as at September 27, 2003 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the U.K. is the Berisford (1948) Pension Scheme (“the Berisford Scheme”). A valuation was carried out by a qualified independent actuary at March 31, 2001 using the attained age method. Following the valuation it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries. Contributions have resumed in October 2003. The main financial assumptions used in the valuation are set out below:

Investment returns	5.5% p.a.
Increase in:
Salaries	4.5% p.a.
Present and future pensions	5.0% p.a.

The total market value of the Berisford Scheme’s assets at the last valuation date was £86.4million. The funding level after allowing for future increases in earnings, and using a market value of assets, was 117.9%.

b)	Enodis Corporation maintains a 401(k) plan which covers most of its employees. This is a defined contribution arrangement.

c)	Scotsman Industries maintains a number of pension and 401(k) plans which cover certain hourly paid employees at a subsidiary and frozen accrued benefits. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the U.S. Employee Retirement Income Security Act of 1974.

The last valuation of the main defined benefit plan was as at January 1, 2001. No regular employer contributions are currently being paid to this arrangement.

The following main assumptions were used to calculate net pension costs for pension plans in the U.S. in the 52 weeks ended September 27, 2003:

Discount rate	6.75% p.a.
Future salary increases	not applicable
Future pension increases	nil

The total market value of the total U.S. plan assets as at September 27, 2003 was £20.6 million. The funding level of the funded U.S. plans as a percentage of accrued benefits, after allowing for future increases in earnings, and using a market value of assets, was 81%.

d)	Scotsman Industries also operates two post retirement medical plans. Pension expense for the period has been calculated using the FRS17 assumptions as at September 28, 2002 disclosed below.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

25. Group pension schemes and other post retirement medical schemes (continued)

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

The assets in the Group’s defined benefit schemes and the expected rate of return were:

	Long term rate of return expected at September, 27 2003	Value at September 27, 2003	Long term rate of return expected at September 28, 2002	Value at September 28, 2002	Long term rate of return expected at September 29, 2001	Value at September 29, 2001
	(in millions, except percentages)
Equities	6.7 – 8.5% p.a.	£52.2	6.4 – 8.5% p.a.	£46.6	6.9-10.2% p.a	£62.5
Bonds	4.7 – 5.3% p.a	40.1	4.9 – 6.4% p.a	41.2	5.6-6.1% p.a	35.4
Property	6.7 – 7.0% p.a	1.9	6.4 – 7.3% p.a	2.7	6.5-6.9% p.a	9.8
Other	3.5 – 4.7% p.a.	1.2	4.2 – 4.3% p.a.	0.9	4.9-6.5% p.a	5.0

Total		£95.4		£91.4		£112.7

The liabilities of the Group’s schemes were calculated using the key assumptions set out below.

	September 27, 2003	September 28, 2002	September 29, 2001
	(percent per annum)
Discount rate	4.8-6.3	5.4–6.8	6.1-7.5
Rate of increase in salaries	4.2	3.8	4.5
Rate of increase in pensions in payment	2.7-5.0	5.0	5.0
Rate of increase in pensions in deferment	2.7	2.3	3.0
Medical cost inflation	12.0-5.0	10.0-5.0	6.5-5.0
Price inflation	2.7-3.0	2.3	2.8-3.0

The balance sheet position for the Group’s schemes as calculated under FRS17 at the period-end are as follows:

	September, 27 2003	September 28, 2002	September 29, 2001
	(in millions)
Fair value of assets	£95.4	£91.4	£112.7
Present value of scheme liabilities	(123.8)	(111.9)	(113.0)

Surplus or deficit in the scheme	(28.4)	(20.5)	(0.3)
Unrecognizable surplus in the scheme	—	—	(0.7)

Net pension liability	(£28.4)	(£20.5)	(£1.0)

At September 27, 2003, the total net pension asset/(liability) for pension plans with assets in excess of liabilities was £nil (2002: £nil), and a liability of £16.2 million (2002: liability of £16.4 million) for pension plans with liabilities in excess of assets.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

25. Group pension schemes and other post retirement medical schemes (continued)

If the above pension and other post retirement liabilities were recognized in the financial statements at September 27, 2003, the Group’s profit and loss reserve would be as follows:

	September 27, 2003	September 28, 2002
	(in millions)
Profit and loss reserve excluding pension and post retirement benefit liability	(£256.3)	(£266.4)
Pension and post retirement benefit provision	(28.4)	(20.5)

Profit and loss reserve including pension and post retirement benefit liability	(£284.7)	(£286.9)

Analysis of the amount charged/(credited) to operating profit over 2002/2003:

	2003	2002
	(in millions)
Current service cost	£1.0	£0.7
Past service cost	—	0.5
Previously unrecognized surplus deducted from above	—	(0.5)

Total operating charge	£1.0	£0.7

Analysis of other amounts charged/(credited) to profit and loss account over 2002/2003:

	2003	2002
	(in millions)
Loss/(gain) arising from settlements or curtailments	£0.4	£1.3
Previously unrecognized surplus deducted from above	—	(0.2)

Total loss arising from settlements and curtailments	£0.4	£1.1

Analysis of the amount charged/(credited) to other finance income over 2002/2003:

	2003	2002
	(in millions)
Expected return in pension plan assets	£5.6	£7.6
Interest on pension plan liabilities	(6.6)	(6.9)

Net return	(£1.0)	£0.7

Net cost (operating charge plus other amounts less finance income) over 2002/2003:

	2003	2002
	(in millions)
Net cost	£2.4	£1.1

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

25. Group pension schemes and other post retirement medical schemes (continued)

Analysis of amount recognized in statement of total recognized gains and losses (STRGL) over 2002/2003:

	2003	2002
	(in millions)
Gain/(loss) - Actual return less expected return on pension assets	£6.3	(£14.0)
Experience losses arising on the liabilities	(0.9)	(0.1)
Loss arising from changes in assumptions underlying the present value of the liabilities	(7.7)	(4.9)

Actual loss recognized in STRGL	(£2.3)	(£19.0)

Movement in deficit over 2002/2003:

	2003	2002
	(in millions)
Deficit at the beginning of the period	(£20.5)	(£0.3)
Unrecognizable surplus at the beginning of the year	—	(0.7)

Recognizable deficit at the beginning of the year	(20.5)	(1.0)
Inclusion of additional schemes for disclosures	(4.5)	—
Movement in the year:
Current service cost	(1.0)	(0.7)
Contributions and benefit payments	0.8	0.5
Settlement loss (after deducting from unrecognizable surplus)	(0.4)	(1.1)
Other finance income/(expense)	(1.0)	0.7
Actuarial gain/(loss)	(2.3)	(19.0)
Foreign currency movements	0.5	0.1

Total surplus/(deficit) at end of year	(£28.4)	(£20.5)

Experience gains and losses over 2002/2003:

	2003	2002
	(in millions except percentages)
Difference between expected and actual return on assets	£6.3	(£14.0)
Percentage of assets	6.6%	(15%)
Experience gains and losses on liabilities	(0.9)	(0.1)
Percentage of the present value of the liabilities	0.7%	0%
Total amount recognized in statement of total recognized gains and losses	(2.3)	(19.0)
Percentage of the present value of the liabilities	1.9%	17%

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

26. Contingencies

(i) Our subsidiary, Enodis Corporation, has been named in a number of lawsuits in the U.S in which the plaintiffs seek to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corp. (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. There are a number of lawsuits pending against Consolidated seeking damages arising from allegedly defective home furnaces manufactured by Consolidated. Enodis Corporation is not a party to these actions but has an interest in their outcome due to the existence of the alter ego allegations and because the Enodis Corporation’s insurance carriers are involved in the defense of these actions under reservations of rights.

The plaintiffs in the actions against Enodis include Daniel L Freeland, in his capacity as Trustee of the bankruptcy estate of Consolidated, Amana LLC and Bard Manufacturing company. In addition to an alter ego claim, Freeland asserts against Enodis a variety of bankruptcy and equitable claims seeking to recover up to $30 million (£18.1 million) paid by Consolidated between 1988 and 1998.

The plaintiffs in the actions against Consolidated include Amana, Bard, K.B. Home, J.F. Shea Co., Inc. and Shapell Industries Inc. as well as one class action which has been settled as discussed below and one putative class action.

Enodis Corporation has thoroughly investigated all these claims, believes they are without merit and is defending them vigorously.

The actions brought by Bard and Amana have been discontinued against Enodis but could be revived. The Shapell and Shea claims have been settled in principle but the settlements have not been finalized.

On January 7, 2003, the Indiana District Court entered a partial summary judgment for $8.6 million (£5.2 million) against Enodis Corporation in favor of the Trustee on the basis that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer. Enodis believes that the Indiana District Court’s decision is incorrect and intends to appeal that decision. The trial of the remaining claims in the lawsuit against Enodis by the Trustee was held in the United States Bankruptcy Court in Indiana from February 3 to March 7, 2003, and a decision has not yet been rendered.

On February 21, 2002, Consolidated entered into a Court monitored settlement of a California class action relating to 153,000 furnaces. The settlement has now been implemented and the Group has fully paid its portion of the settlement amount.

The issue of whether Consolidated and/or Enodis Corporation has insurance coverage for some or all of these contingency liabilities is the subject of a reservation of rights by a number of insurance carriers and is the subject of litigation, though the carriers are co-operating in attempts to resolve the lawsuits. One of the carriers is seeking to recover from Enodis approximately $3 million (£1.8 million) it purports to have paid in defense and/or settlement of the California class action. We believe this claim to be without merit and are vigorously defending against it.

(ii) In February 2003, a Group company received a letter from a third party alleging a breach of contract claim. On September 19, 2003, Loblaw Properties Limited (“Loblaw”) commenced proceedings in the Superior Court of Justice, Ontario Canada against Enodis plc, Kysor Industrial Corporation and Garland Commercial Ranges Limited, alleging breach of contract and claiming $15 million (Canadian) (£6.7 million) in damages. The Group is still investigating the basis of this claim. However, we intend to vigorously defend our position.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

26. Contingencies (continued)

(iii) Based upon its current assessments of the Consolidated and Loblaw lawsuits and claims, the Enodis Group believes that the defense and the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued in respect of them. Therefore, the defense and resolution of these lawsuits should not have a material effect on its financial condition. However, the damages alleged in the lawsuits substantially exceed the estimate of, and accruals for, the potential exposure.

(iv) There are customary tax, environmental and other warranties and indemnities in respect of companies and businesses sold in previous years.

27. Lease obligations

Commitments - The Group leases certain of its offices, buildings, plant and equipment in some instances for periods in excess of 20 years with various renewal options. Rental expense under operating leases related to continuing businesses was £8.7 million in 2003, £7.4 million in 2002 and £7.3 million in 2001.

	2003	2002
	(in millions)
(a) The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year	£0.2	£0.4
Between one and two years	0.2	0.2
Between two and three years	0.3	0.2
Between three and four years	0.2	0.2
Between four and five years	0.2	0.2
Thereafter	1.0	1.4

	2.1	2.6
Finance charges allocated to future periods	(0.6)	(0.8)

	£1.5	£1.8

Disclosed in the financial statements as:
Creditors due within one year (Note 18)	£—	£0.2
Creditors due after more than one year (Note 19)	1.5	1.6

	£1.5	£1.8

	2003	2002
	(in millions)
(b) Operating lease payments which the Group is committed to make during the next financial year are analyzed as follows:
Leases expiring:
Within one year	£2.2	£1.5
Between one and two years	0.6	0.9
Between three and five years	0.7	1.5
Thereafter	4.5	4.2

	£8.0	£8.1

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

27. Lease obligations (continued)

2003
(in millions)
(c) Operating lease payments which the Group is committed to make are analyzed as follows:
Within one year	£8.0
Between one and two years	5.2
Between two and three years	4.5
Between three and four years	4.3
Between four and five years	4.3
Thereafter	32.4

£58.7

28. Acquisitions

On November 11, 2000, the Group acquired the entire share capital of Jackson MSC, Inc (“Jackson”), for consideration of $36.2 million including costs. Jackson is principally involved in the manufacturing and supply of industrial dishwashing equipment.

The acquisition was accounted for using the purchase method of accounting. Details of the acquisition are shown in the table below. Provisional fair value adjustments reflect the circumstances and conditions at the date of acquisition and principally relate to the write-off of obsolete stock, additional cost accruals and the write-off of goodwill carried on the balance sheet.

	Book value	Fair value Adjustment	Total
	(in millions)
Goodwill	£0.6	(£0.6)	£—
Fixed assets	2.4	—	2.4
Stock	5.0	(0.6)	4.4
Other current assets	1.4	(0.3)	1.1
Current liabilities	(2.0)	(0.3)	(2.3)
Loans	(0.7)	—	(0.7)

Net assets/(liabilities) acquired	6.7	(1.8)	4.9
Consideration:
Paid in cash			24.4
Costs			0.9

Total			25.3

Goodwill arising			£20.4

The subsidiary acquired during fiscal 2001 contributed £2.9 million to the Group’s net operating cash flows, paid no interest or taxation and utilized £0.4 million net for capital expenditure.

The Group made other acquisitions totaling £0.5 million in fiscal 2001.

The impact of the acquisitions in fiscal 2001 was not material to turnover, profit for the period or basic and diluted earnings per share.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

29. Principal subsidiaries and significant investment

	Country of incorporation	Percentage held at Sept. 27, 2003	Details of holding of share capital
Food equipment
Castel MAC S.p.A.	Italy	100	8,300,000 0.52 Euro shares
Cleveland Range LLC.	USA	100	3,000 no par value common stock
Cleveland Range Ltd.	Canada	100	32,449 Class A no par value shares
Convotherm Elektrogerate GmbH	Germany	91	1,394,044 Euro shares
Convotherm Limited	England	91	6,000 £1 ordinary shares
Convotherm Singapore Pte Ltd.	Singapore	91	100,000 $1 shares
Enodis Corporation	USA	100	10 US$0.01 par value common stock
Enodis Deutschland GmbH	Germany	100	50,000 0.52 Euro shares
Enodis France SA	France	100	7,500 16 Euro shares
Enodis Group Limited	England	100	700,000,001 £1 ordinary shares
Enodis Holdings Limited*	England	100	364,885,489 £1 ordinary shares
Enodis Iberia SA	Spain	100	200 300 Euro shares
Enodis U.K. Limited	England	100	5,000 £1 ordinary shares
Frimont S.p.A.	Italy	100	16,000 516.46 Euro shares
Frymaster L.L.C.	USA	100	n/a
Garland Commercial Industries, Inc.	USA	100	10 no par value common stock
Garland Commercial Ranges Limited	Canada	100	2,000 no par value common stock
Guyon Productions SA	France	100	50,000 16 Euro shares
Hartek Beverage Handling GmbH	Germany	100	1 share of 600,000 Euros
Jackson MSC Inc.	USA	100	100 shares no par value common stock
Kysor Industrial Corporation	USA	100	100 US$1 common stock
Lincoln Foodservice Products, Inc.	USA	100	1,000 no par value common stock
Linea.net, Milano SrL.	Italy	95	n/a
Merco/Savory, Inc.	USA	100	3,000 no par value common stock
Merrychef Limited	England	100	44,800 £1 ordinary shares
Mile High Equipment Company	USA	100	200 no par value common stock
New Ton Food Equipment Co. Limited	Thailand	99.9	1,959,995 Thai Baht ordinary shares
Scotsman Group Inc.	USA	100	1,000 US$1 common stock
Scotsman Ice Systems SA (PTY) Ltd.	South Africa	51	51 1 Rand shares
Scotsman Ice Systems (Shanghai) Company Limited	China	100	1 share of 2,150,000 US$ shares
Technyform Productions SA	France	100	2,500 15.24 Euro shares
The Delfield Company	USA	100	100 US$0.01 par value common stock
Vent Master (Europe) Limited	England	100	2,049,000 £1 ordinary shares
Viscount Catering Limited	England	100	1,500,000 £1 ordinary shares
Welbilt Manufacturing (Thailand) Limited (Joint Venture)	Thailand	50+	9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, L.P.	USA	100	n/a
Whitlenge Drink Equipment Limited	England	100	406,500,000 1p ordinary shares
Whitlenge Drink Equipment Limited	England	100	500,000 £1 deferred shares
Property
Enodis Property Developments Limited	England	100	38,343,713 £1 ordinary shares
Enodis Investments Limited	England	100	65,775,400 50p ordinary shares
Enodis Investments Limited	England	100	145,805,094 50p preferred ordinary shares
Investment
C. Czarnikow Limited	England	15++	150,000 £1 ordinary shares

+	Joint ventures accounted for using the equity method.

++	Unlisted fixed asset investment accounted for using the cost method.

*	Held directly by the Company. All other trading subsidiaries and the investment are held through subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain non-operating companies.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors

Reconciliation to accounting principles generally accepted in the United States of America

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. (“U.K. GAAP”), which differ from U.S. GAAP.

The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period and equity shareholders’ funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP.

	Note		2003	2002	2001	2003 (Note 2)
	(in millions)
Profit/(loss) in accordance with U.K. GAAP			£9.4	(£87.0)	(£120.7)	$15.6
Items increasing/(decreasing) operating profit/(loss) (*):
Goodwill amortization	(a	)	13.5	(13.5)	(16.6)	22.4
Goodwill impairment	(a	)	—	—	9.8	—
Pension costs	(c	)	2.2	(2.5)	5.9	3.6
Leasing transactions	(d	)	(0.1)	0.1	(1.3)	(0.2)
Share option plans	(f	)	0.1	1.1	—	0.2
Restructuring charges	(g	)	0.8	(0.4)	0.4	1.3
Derivative instruments	(h	)	0.1	(4.0)	(0.6)	0.2
Loss contingencies	(i	)	1.8	2.4	—	3.0
Long-Lived assets	(l	)	(0.5)	—	—	(0.8)
Other			—	(0.7)	0.5	—
Items increasing/(decreasing) non-operating profit/(loss):
Deferred taxation	(b	)	(36.9)	(16.5)	8.1	(61.2)
Gain on sale of businesses	(e	)	—	18.0	0.8	—
Capitalized interest	(j	)	0.4	—	—	0.6

Net profit/(loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle			(9.2)	(103.0)	(113.7)	(15.3)
Cumulative effect of change in accounting principle (SFAS 142)	(a	)	(84.9)	—	—	(140.9)

Net profit/(loss) in accordance with U.S. GAAP			(£94.1)	(£103.0)	(£113.7)	$(156.2)

Net profit/(loss) in accordance with U.S. GAAP represented by (**):
Continuing operations			(£11.7)	(£103.0)	(£150.7)	$(19.4)
Discontinued operations			—	—	7.1	—
Gain on sale of discontinued operations			2.5	—	29.9	4.1
Cumulative effect of change in accounting principle			(84.9)	—	—	(140.9)

Net profit/(loss) in accordance with U.S. GAAP			(94.1)	(103.0)	(113.7)	(156.2)
Other comprehensive income/(loss), net of tax
Minimum pension liability			(1.2)	(31.8)	—	(2.0)
Foreign currency translation adjustment			(11.3)	(4.6)	2.4	(18.8)
Financial instruments			(0.5)	—	—	(0.8)

Other comprehensive income/(loss)			(13.0)	(36.4)	2.4	(21.6)

Total comprehensive income/(loss)			(£107.1)	(£139.4)	(£111.3)	$(177.8)

(*)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation item.

(**)	Net of taxes

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

Earnings per share	Note		2003		2002		2001		2003 (Note 2)
Basic and diluted earnings/(loss) per ordinary share in accordance with U.S. GAAP:	(k	)
Continuing operations			(2.9	)p	(29.3	)p	(49.0	)p	$(0.05)
Discontinued operations			—		—		2.3	p	—
Gain on sale of discontinued operations			0.6	p	—		9.7	p	0.01
Cumulative effect of change in accounting principle			(21.3	)p	—		—		(0.35)

			(23.6	)p	(29.3	)p	(37.0	)p	$(0.39)

Equity shareholders’ funds	Note		2003	2002	2003 (Note 2)
			(in millions)
Equity shareholders’ funds in accordance with U.K. GAAP			£161.6	£156.8	$268.2
Items increasing/(decreasing) equity shareholders’ funds(*):
Goodwill	(a	)	79.2	155.6	131.4
Deferred taxation	(b	)	32.4	70.5	53.8
Leasing transactions	(d	)	(1.4)	(1.3)	(2.3)
Pension costs	(c	)	(9.2)	(9.9)	(15.2)
Share option plans	(f	)	(1.0)	(1.1)	(1.7)
Derivative instruments	(h	)	(4.5)	(4.8)	(7.4)
Loss contingencies	(i	)	4.0	2.4	6.6
Restructuring charges	(g	)	0.8	—	1.3
Capitalized interest	(j	)	0.4	—	0.6
Long-Lived assets	(l	)	(0.5)	—	(0.8)

Equity shareholders’ funds in accordance with U.S. GAAP			£261.8	£368.2	$434.5

(*)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation item.

Description of differences

(a) Goodwill

Under U.K. GAAP, the policy followed prior to the introduction of FRS10 (which is effective for accounting periods ended on or after December 23,1998 and was adopted on a prospective basis beginning in fiscal 1999) was to write off goodwill against equity shareholders’ funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS10 requires goodwill to be capitalized and amortized over its estimated useful economic life. Under U.S. GAAP, goodwill arising on all acquisitions prior to the adoption of SFAS 142 on September 29, 2002 was required to be capitalized and amortized over the period of benefit. As a result, a difference between U.K. GAAP and U.S. GAAP arises on goodwill balances on acquisitions pre-implementation of FRS10. The Group has adopted a 20 year estimated useful life with respect to goodwill established under U.K. GAAP and for U.S. GAAP up to the adoption of SFAS 142.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

Effective from September 29, 2002, under U.S. GAAP, the Group adopted the provisions of SFAS 142. In accordance with SFAS 142, goodwill is no longer amortized but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering the Group’s market capitalization, the Group reviewed the fair values of each of its reporting units. As a result of the transitional impairment test, the Group recorded a goodwill impairment charge of £84.9 million in its Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002. The Group’s annual impairment test during the year resulted in no additional goodwill impairment. A reconciliation of the previously reported net profit/(loss) and earnings/(loss) per share to the amounts adjusted to exclude the amortization of goodwill under U.S. GAAP is as follows:

	2003		2002
	(in millions except per share)
Reported net profit/(loss) in accordance with U.S. GAAP	(£94.1)		(£103.0)
Add: Goodwill amortization	—		32.5

Adjusted net profit/(loss) in accordance with U.S. GAAP	(£94.1)		(£70.5)

Basic and diluted earnings /(loss) per share in accordance with U.S. GAAP	(23.6	)p	(29.3	)p
Add: Goodwill amortization	—		9.2	p

Adjusted basic and diluted earnings/(loss) per share in accordance with U.S. GAAP	(23.6	)p	(20.1	)p

Under U.K. GAAP, goodwill is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group assesses if the carrying amount of goodwill is recoverable by using discounted cash flow valuation methods. When the cash flow analysis indicates that goodwill is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount exceeds the present value of the cash flows from the assets of the operation. In September 2001 and June 2002, the Group recognized goodwill impairments under both U.K. and U.S. GAAP of £100.0 million and £48.9 million, respectively, in respect of Scotsman. Differences in the impairment loss recognized in September 2001 of £9.8 million arose as a result of the differences in the carrying value of the underlying goodwill and net assets under U.K. GAAP and U.S. GAAP.

(b) Deferred taxation

Under U.K. GAAP, FRS19 requires deferred tax to be provided in full on all liabilities. Deferred tax assets are recognized to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be recovered, it may not be appropriate to recognize the deferred tax assets at all. FRS19 does not define or provide guidance relating to the phrases “some time” or “more likely than not.” Under U.S. GAAP, deferred tax assets and liabilities are recognized for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carry forwards. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realized. The resulting adjustment from U.K. GAAP to U.S. GAAP relates to the recognition of certain deferred tax assets for U.S. GAAP which do not comply with the U.K. GAAP criteria, as well as the tax effect on the other reconciling items.

No significant element of the tax expense during fiscal 2003, 2002, and 2001 is attributable to discontinued operations.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

The movement in the Group’s deferred tax valuation allowance under U.S. GAAP is as follows:

	2003	2002
	(in millions)
Balance at the beginning of the period	£54.3	£49.4
Increase in valuation allowance	28.6	4.9

Balance at the end of the period	£82.9	£54.3

(c) Pension costs

In the Group’s consolidated financial statements, pension costs are accounted for in accordance with SSAP 24, with costs being charged to income over employees’ estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortizing surpluses or deficits.

(d) Leasing transactions

Under U.K. GAAP, a gain or loss on the sale of an asset that is leased back is deferred if the leaseback is a finance lease and is recognized immediately if the leaseback is an operating lease. Under U.S. GAAP, a gain or loss on the sale of property that is leased back and does not meet certain criteria is deferred and amortized over future periods. The resulting adjustment from U.K. GAAP to U.S. GAAP relates to gains recorded for U.K. GAAP which do not comply with U.S. GAAP criteria, and the amortization of such deferred gains over the life of the lease.

Differences also arise between U.K. GAAP and U.S. GAAP in recognizing gains associated with lease premiums. Under U.K. GAAP, gains associated with lease premiums are recognized over the shorter of the life of the lease or the first rent review. Under U.S. GAAP, gains associated with lease premiums are recognized over the life of the lease.

(e) Gain on sale of businesses

Differences in the carrying value of the net assets of businesses under U.S. GAAP give rise to a different calculation of the gain on sale.

(f) Share option plans

Options granted under the Group’s option schemes include performance criteria. Under U.K. GAAP an accounting entry is required when the option is exercised. Shareholders’ funds are increased by the product of the number of options multiplied by the original option price.

Under U.S. GAAP, in situations in which it is probable that specified performance criteria will be met, estimates of compensation cost are recorded in the profit and loss account before the measurement date. The resulting adjustment between U.K. GAAP and U.S. GAAP relates to the recognition of compensation cost for certain options under U.S. GAAP, following a determination that the attainment of the related performance criteria is probable.

Ordinary shares of the Group are held in an ESOP Trust for distribution on the exercise of certain share options by employees. Under U.K. GAAP, the Group’s investment in the ESOP Trust is accounted for as fixed asset investments. Under U.S. GAAP, these shares are accounted for within equity shareholders’ funds.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

(g) Restructuring charges

Under U.K. GAAP, the timing criteria for recording restructuring charges differ to those under U.S. GAAP. Certain accrued losses allowable for recognition under U.K GAAP did not meet the definition of an accruable restructuring charge under U.S. GAAP. Consequently, a timing difference arose whereby charges were recorded under U.K. GAAP prior to that allowed under U.S. GAAP.

(h) Derivative instruments

The Group enters into forward exchange contracts to hedge certain firm purchase commitments and existing assets or liabilities. Under U.K. GAAP, gains and losses related to qualifying hedges of firm commitments are deferred, and are recognised in income or as adjustments of carrying amounts when the hedged transaction occurs. The Group also enters into agreements to manage certain exposures to fluctuations in interest rates. Interest rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Under U.K. GAAP, net amounts paid or received are reflected as adjustments to interest expense.

Under U.S. GAAP, the Group accounts for derivative financial instruments under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This standard requires the fair values of derivative instruments to be recorded on the balance sheet. Any changes in fair values, which do not meet the criteria for hedge accounting under SFAS 133, are required to be recorded in the profit and loss account. Subsequent to the adoption of SFAS 133, the Group recorded a £4.0 million and £0.6 million loss during 2002 and 2001 respectively, related to changes in the fair value of derivative instruments that did not meet the SFAS 133 hedge criteria. From September 29, 2002, the Group met the hedge accounting criteria required under SFAS 133. Consequently, fair value changes under U.S. GAAP are now recorded in either the profit and loss account or as a component of Other Comprehensive Income (“OCI”), depending on the nature and effectiveness of the hedging relationship. Additional details on the Groups accounting policies for derivative instruments, under U.S. GAAP are:

Net investment hedge

Changes in the fair value of a derivative designated and qualified as an effective net investment hedge are included within Equity Shareholders’ funds and OCI until earnings are affected by the hedged item. Settlement amounts and ineffective portions of the Group’s hedges are removed from OCI and recorded in earnings. The Group discontinues hedge accounting prospectively when it is determined that the derivative no longer qualifies as an effective hedge, or when it is no longer probable that the investments will remain. When hedge accounting is discontinued because the derivative no longer qualifies as an effective hedge, the derivative continues to be carried on the balance sheet at its fair value, with subsequent changes in its fair value recognized in current period earnings. Gains and losses related to discontinued hedges that were previously accumulated in OCI will remain in OCI until the disposal of the underlying investment.

Cash flow hedge

The Group enters into interest rate swaps to convert some of its floating rate borrowing to fixed rate borrowings and designates such interest rate swaps as cash flow hedges. Upon designation of the Groups derivatives as cash flow hedges, prospective changes in the fair value of the derivative are recognized in OCI. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

Based upon interest rate swaps held on September 27, 2003 the Group expects to release £2.2 million from OCI to earnings during fiscal 2004.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

Other derivatives

The Group does not have any embedded derivatives. All of the Group’s commodity contracts qualify for the normal sale and purchase exemptions under SFAS 133. Accordingly, such contracts were not required to be marked to market.

(i) Loss contingencies

Under U.K. GAAP, a provision is recognized for contingencies when an entity has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under U.S. GAAP, estimated losses from contingencies are accrued only if it is probable that the contingency will occur and the amount of loss can be reasonably estimated. Although the appropriate threshold of probability may vary depending on the situation, in practice a higher threshold is applied when recognizing loss contingencies under U.S. GAAP than under U.K. GAAP. The difference in practice has resulted in an adjustment from U.K. GAAP to U.S. GAAP.

(j) Capitalized interest

Under U.K. GAAP, it is optional to capitalize interest on assets that are under construction or in a development phase. The Group does not capitalize interest under U.K. GAAP. Under U.S. GAAP, interest is required to be capitalized for assets that require a period of time to get them ready for their intended use, and accordingly, this gives rise to an adjustment from U.K. GAAP to U.S. GAAP.

(k) Earnings per ordinary share

Earnings per ordinary share information is calculated based on:

	2003		2002		2001		2003 (Note 2)
	(in millions except per share amounts)
Basic and diluted earnings/(loss) attributable to ordinary shares in accordance with U.S. GAAP	(£94.1)		(£103.0)		(£113.7)		$(156.2)

Weighted average number of ordinary shares in issue (Note 12)	399.2		351.0		307.3		399.2
Basic and diluted earnings/(loss) per ordinary share	(23.6	)p	(29.3	)p	(37.0	)p	$(0.39)

Share options not included in the computation of dilutive loss per ordinary share, because such inclusion would be antidilutive, were nil, 0.3 million and 1.9 million for 2003, 2002 and 2001 respectively.

(l) Long-Lived assets

Under U.K. GAAP and U.S. GAAP, the carrying amounts of long-lived assets are evaluated for impairment whenever specific events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Under U.K. GAAP, the Group assesses whether the carrying amount of long-lived assets is recoverable by using discounted cash flows expected to be generated from the assets use. Where this cash flow analysis indicates that the long-lived asset may be impaired, an impairment loss is recognized for the carrying amount in excess of the estimated discounted cash flows.

Under U.S. GAAP, subsequent to the adoption of SFAS 144 in the current year, the Group assesses whether the carrying amount of long-lived assets (as adjusted for U.K. GAAP to U.S. GAAP differences) is recoverable by using undiscounted cash

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

flows expected to be generated from the assets use. Where this cash flow analysis indicates that the long-lived asset may be impaired, an impairment loss is recognized for the carrying amount in excess of the long-lived assets fair value. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

In connection with the Group’s implementation of SFAS 142, goodwill impairments arose for certain reporting units within our Global Food Service Equipment segment. These impairments triggered assessments of the carrying values for certain Long-Lived assets under U.S. GAAP, which resulted in an asset impairment of £0.5 million during fiscal 2003. No such assessment was required under U.K. GAAP.

Other presentational items

Exceptional items

Under U.K. GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. U.S. GAAP does not allow the presentation of exceptional items and such items would not be presented as such under U.S. GAAP.

Non-operating profits

Under U.K. GAAP, profits on disposals of businesses and investments are treated as non-operating profit. Under U.S. GAAP, prior to the adoption of SFAS 144, such items would be presented within discontinued operations if the disposed group was a business segment. On adoption of SFAS 144, such items would be presented within discontinued operations if the disposed group met the definition of a component of an entity. In all other cases, such profits would be classified as a component of operating profit.

Deferred financing costs

Under U.S. GAAP, the classification of deferred financing costs differs from that required under U.K. GAAP. Under U.K. GAAP, deferred financing costs are classified within net borrowings. Under U.S. GAAP such costs are included within assets.

Deferred taxation

Under U.K. GAAP, deferred tax assets and liabilities are classified as current. Under U.S. GAAP, deferred tax assets are classified as current or non-current based on the classification of the related asset or liability. A deferred tax asset or liability that is not related to an asset or liability is classified according to the expected reversal date of the temporary difference.

Recently adopted U.S. Accounting Pronouncements

SFAS 142 is effective for the Group beginning September 29, 2002. Refer to Note 30 (a) for a discussion of the effect of adoption of SFAS 142 in the current year.

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) which requires that the fair value of an asset retirement obligation to be recorded as a liability in the period in which an entity incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The application of SFAS 143 during fiscal 2003 did not have any impact on our financial position or results of operations.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”) which serves to clarify and further define the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 does not apply to goodwill and other intangible fixed assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The application of SFAS 144 during fiscal 2003 did not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change under SFAS 145 is that gains or losses arising from the extinguishment of debt, which are classified as extraordinary items by SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30” will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 during fiscal 2003 did not have any impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Disposal or Exit Activities” (“SFAS 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. This statement provides that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The application of SFAS 146 did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”) which amends SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Group adopted the disclosure provisions of SFAS 148 in the current year.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities “ (“SFAS 149”). SFAS 149 amends SFAS 133 for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 149 also amends certain other existing pronouncements and will require contracts with comparable characteristics to be accounted for similarly. In particular, SFAS 149 clarifies when a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The application of SFAS 149 did not have any impact on our financial position or results of operations.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify any financial instrument’s that are within the scope of SFAS 150 as a liability (or an asset in some circumstances). SFAS 150 is effective for Enodis for financial instruments entered into or modified after May 31, 2003. The Group does not currently have any arrangements within the scope of this Standard.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. The application of this Interpretation during fiscal 2003 did not have any impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires the Group to consolidate variable interest entities for which the Group are deemed to be the primary beneficiary and disclose information about variable interest entities in which the Group may have a significant variable interest. FIN 46 will become effective during fiscal 2004 and we do not expect the adoption of this Interpretation to have any impact upon our financial position or results of operations.

Consolidated Statements of Cash Flows

For U.K. GAAP reporting purposes, the cash flow statement is prepared in accordance with FRS 1 “Cash Flow Statements” (“FRS 1”). The objective and principles of FRS 1 are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). The principle difference between the two standards relates to the classification of cash flows. Under FRS 1, the Group presents its cash flows for operating activities, returns on investments and servicing of finance, taxation, capital expenditures and financial investment, acquisitions and disposals, dividends and financing. Pursuant to SFAS 95, however, the Group’s cash flows would be analyzed between only three categories of cash flow activity, namely operating, investing and financing.

Under SFAS 95, (i) cash flows arising from taxation, return on investments and servicing of finance would be included in operating activities, (ii) cash flows from acquisitions and disposals would be included in investing activities, and (iii) dividends and financing would be included in financing activities.

Summary consolidated cash flow information as presented in accordance with U.S. GAAP:

	2003	2002	2001
	(in millions)
Cash was provided by/(used in):
Operating activities	£47.5	£27.1	£37.9
Investing activities	(9.4)	79.6	59.9
Financing activities	(32.5)	(72.7)	(88.8)
Discontinued operations	(1.3)	—	4.8
Currency realignment	0.7	(0.7)	(2.9)

Net increase/(decrease) in cash	5.0	33.3	10.9
Cash and cash equivalents at the beginning of the period	72.7	39.4	28.5

Cash and cash equivalents at the end of the period	£77.7	£72.7	£39.4

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

A reconciliation between the consolidated statements of cash flows presented in accordance with U.K. GAAP and U.S. GAAP, using U.K. GAAP measurement principles, is set out below:

	2003	2002	2001
	(in millions)
Operating activities:
Net cash inflow from operating activities	£73.5	£72.6	£93.0
Return on investments and servicing of finance	(18.9)	(42.2)	(40.9)
Taxation	(7.1)	(3.3)	(6.0)
Net cash flow from operating activities of discontinued operations	—	—	(8.2)

Net cash inflow from operating activities in accordance with U.S. GAAP	£47.5	£27.1	£37.9

Investing activities:
Capital expenditure and financial investment	(£9.4)	(£9.0)	(£16.3)
Acquisitions and disposals	—	88.6	72.8
Net cash flow from investing activities of discontinued operations	—	—	3.4

Net cash flow from investing activities in accordance with U.S. GAAP	(£9.4)	£79.6	£59.9

Financing activities:
Financing	(£32.5)	(£72.7)	(£60.6)
Equity dividends paid	—	—	(28.2)

Net cash flow from financing activities in accordance with U.S. GAAP	(£32.5)	(£72.7)	(£88.8)

ADDITIONAL FINANCIAL INFORMATION

Warranty Liabilities

For U.K. GAAP purposes, the Group adopted the provisions of FRS 18 during 2001. As a result of the adoption of this standard, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0 million during 2001. Under U.S. GAAP, the reassessment of the warranty provision represents a change in estimate and as such, was recorded in the period of change. Accordingly, no adjustment has been recognized for this item.

As at September 27, 2003, the Group had £31.4 million of warranty liabilities for estimates of the costs expected to be incurred under product warranties given in connection with the sale of the Group’s products. Analysis of movement in warranty liabilities in the period is as follows:

	2003	2002
	(in millions)
Balance at the beginning of the period	£33.0	£36.2
Charges	17.6	21.2
Utilized	(17.5)	(19.9)
Disposals	—	(2.5)
Foreign currency translation	(1.7)	(2.0)

Balance at the end of the period	£31.4	£33.0

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

Pension costs

Defined Benefit Plans-The Group sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

A small number of the Group’s full time U.K. employees as at September 27, 2003, are members of defined benefit arrangements with assets held in separate trustee administered funds.

Pension assets acquired as part of the Scotsman acquisition are invested in institutional mutual funds which contain both equities and fixed investments. The Group complies with funding requirements under the Employee Retirement Income Security Act of 1974. Also, several of the other non-U.S. subsidiaries acquired as part of the Scotsman acquisition sponsor defined benefit plans. These plans are funded in compliance with local requirements, if relevant. Effective December 31, 1999, all of the U.S. qualified defined benefit plans were merged into a single plan, the Consolidated Pension Plan for Scotsman Industries, Inc. Benefits under the plan were frozen for all salaried employees and certain hourly employees. In addition, all of the U.S. 401(k) plans were merged into the Welbilt 401(k) plan effective December 31, 1999.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

Information for the Group’s defined benefit plans is as follows:

	Pension Plans
	2003		2002		2001
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions)
Change in benefit obligation:
Benefit obligation, beginning of the period	£29.2	£81.7	£37.5	£77.0	£35.2	£68.6
Service cost	0.3	0.9	0.3	1.0	0.3	0.7
Interest cost	1.8	4.2	2.3	4.3	2.6	3.8
Plan participants’ contributions	—	0.1	—	0.1	—	—
Plan settlement	0.4	—	—	—	—	—
Plan amendment	—	—	0.5	—	1.2	—
Net actuarial loss	2.9	7.5	0.1	3.2	0.2	7.9
Benefits paid	(3.6)	(3.9)	(9.6)	(4.0)	(2.3)	(4.0)
Foreign exchange	(2.0)	0.3	(1.9)	0.1	0.3	—

Benefit obligation, end of the period	£29.0	£90.8	£29.2	£81.7	£37.5	£77.0

Change in plan assets:
Fair value of plan assets, beginning of the period	£22.5	£68.8	£35.0	£77.8	£40.4	£96.4
Actual return on plan assets	2.8	9.5	(1.4)	(5.5)	(4.0)	(14.8)
Employer contributions	0.3	0.3	0.2	0.4	0.3	0.2
Plan participants’ contributions	—	0.1	—	0.1	—	—
Benefits paid	(3.6)	(3.9)	(9.6)	(4.0)	(2.3)	(4.0)
Foreign exchange	(1.4)	—	(1.7)	—	0.6	—

Fair value of plan assets, end of the period	£20.6	£74.8	£22.5	£68.8	£35.0	£77.8

Funded status	(£8.4)	(£16.0)	(£6.7)	(£12.9)	(£2.5)	£0.8
Unrecognized prior year service	1.1	—	1.3	—	1.1	—
Unrecognized transition asset	—	(1.5)	—	(2.9)	—	(4.4)
Unrecognized net actuarial (gain)/loss	9.7	43.9	8.9	43.1	7.5	29.8

Prepaid pension cost	£2.4	£26.4	£3.5	£27.3	£6.1	£26.2

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	£—	(£4.6)	£—	£—	£10.9	£30.7
Accrued benefit liability	(8.9)	(10.9)	(7.4)	(13.7)	(4.8)	(4.5)
Intangible fixed asset	2.5	—	3.0	—	—	—
Accumulated other comprehensive loss	8.8	41.9	7.9	41.0	—	—

Net amount recognized	£2.4	£26.4	£3.5	£27.3	£6.1	£26.2

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

	Pension Benefits
	2003		2002		2001
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions, except percentages)
Components of net periodic cost:
Service cost	£0.3	£0.9	£0.3	£1.0	£0.3	£0.7
Interest cost	1.8	4.2	2.3	4.3	2.6	3.8
Expected return on plan assets	(1.8)	(4.7)	(2.7)	(6.1)	(3.6)	(7.7)
Amortization of unrecognized prior service costs	0.1	—	0.1	—	0.1	—
Amortization of transition obligation	—	(1.5)	—	(1.5)	—	(1.5)
Amortization of actuarial loss	0.4	2.5	0.2	1.4	—	—
Settlement charge	0.4	—	2.4	—	—	—

Net periodic pension cost	£1.2	£1.4	£2.6	(£0.9)	(£0.6)	(£4.7)

Weighted average assumptions:
Discount rate	6.3%	5.3%	6.8%	5.4%	6.8%	6.1%
Expected return on assets	8.5%	5.9%	8.5%	6.9%	8.5%	8.1%
Rate of compensation increase	n/a	4.2%	n/a	3.8%	n/a	4.5%

The following healthcare trend rates were used:

For year end 2003:

A gross healthcare trend rate of 10.0% was used for 2003 pre 65 and post 65 benefits. Trend rates were assumed to increase gradually to 12.0% in 2004 and then decrease gradually to 5.0% in 2008 and remain at this level beyond.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on 2003 expense and year end liabilities.

	Increase	(Decrease)
	(in millions)
Effect on total of service and interest cost components	£—	£—
Effect on post retirement benefit obligation	£0.4	(£0.3)

For year end 2002:

A gross healthcare trend rate of 10.0% was used for 2002 pre 65 and post 65 benefits. Trend rates were assumed to decrease gradually to 5.0% in 2007 and remain at this level beyond.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on 2002 expense and year end liabilities.

	Increase	(Decrease)
	(in millions)
Effect on total of service and interest cost components	£—	£—
Effect on post retirement benefit obligation	£0.4	(£0.4)

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

For year end 2001:

A gross healthcare trend rate of 6.5% was used for 2001 pre 65 and post 65 benefits. Trend rates were assumed to decrease gradually to 5.0% in 2005 and remain at this level beyond.

•	a one percentage point change in assumed healthcare cost trend rates would have the following effect on 2001 expense and year end liabilities:

	Increase	(Decrease)
	(in millions)
Effect on total of service and interest cost components	£—	£—
Effect on post retirement benefit obligation	£0.4	(£0.3)

Defined contribution plan - The Group also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all U.S. employees. Group contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were £3.6 million, £4.4 million and £3.1 million for fiscal 2003, 2002 and 2001 respectively.

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

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

	Post-retirement Medical Plans (North America only)
	2003	2002	2001
	(in millions, except percentages)
Change in benefit obligation:
Benefit obligation, beginning of the period	£4.1	£2.9	£3.7
Service cost	—	0.1	0.1
Interest cost	0.3	0.2	0.2
Plan participants’ contributions	0.2	0.2	0.1
Plan amendment	—	—	(1.1)
Net actuarial (gain)/loss	0.7	1.1	0.1
Benefits paid	(0.4)	(0.4)	(0.3)
Foreign exchange	(0.4)	—	0.1

Benefit obligation, end of the period	£4.5	£4.1	£2.9

Change in plan assets:
Employer contributions	£0.2	£0.2	£0.2
Plan participants’ contributions	0.2	0.2	0.1
Benefits paid	(0.4)	(0.4)	(0.3)

Fair value of plan assets, end of the period	£—	£—	£—

Funded status	(£4.5)	(£4.1)	(£2.9)
Unrecognized prior year service	(0.1)	(0.2)	(0.2)
Unrecognized net actuarial (gain)/loss	0.9	0.9	(0.4)

Accrued pension cost	(£3.7)	(£3.4)	(£3.5)

Amounts recognized in the balance sheet consist of:

Accrued benefit liability	(£3.7)	(£3.4)	(£3.5)

Components of net periodic benefit cost:
Service cost	£—	£0.1	£0.1
Interest cost	0.3	0.2	0.2
Amendment credit	—	—	(1.1)

Net periodic pension cost	£0.3	£0.3	(£0.8)

Weighted average assumptions:
Discount rate	6.3%	6.8%	7.5%
Expected return on assets	n/a	n/a	n/a
Rate of compensation	n/a	n/a	n/a

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

Stock based compensation

The Group has long term incentive programs which provide for granting employees options to purchase the Enodis’ ordinary shares. These options typically vest over a three year period. Under the programs, options are exercisable at a price set by the Board of Directors of Enodis in accordance with the rules of the programs. An option may not be exercisable after more than 10 years from the date of the grant.

The individual schemes which comprise the Group’s long term incentive programs and have outstanding grants are as follows: the Sharesave Scheme (1992), the Executive Share Scheme (1995) and the Executive Share Scheme 2001. Options granted under the Group’s Executive Share Scheme (1995) and (2001) are subject to certain performance criteria.

In addition to the aforementioned plans, shareholder approval has also been obtained for the Share Matching Scheme, a new Sharesave Scheme and an employee stock purchase plan for the Company’s ADRs (the “employee stock purchase plan”) (although none of these plans has yet been implemented). Under the Share Matching Scheme, executives may be awarded matching free shares linked to the deferral of their annual cash bonuses. No awards have been made under this scheme and the Board has decided not to operate it for the time being. The employee stock purchase plan has been designed to qualify under Section 423 of the U.S. Internal Revenue Code of 1986. As such, the plan is non-compensatory. No options have been granted under this plan in the current year. Grants of options under both plans are limited to 4,800,000 ADRs, which equates to 19,200,000 ordinary shares.

For U.S. GAAP purposes, the Group applies the intrinsic value method of accounting for its share options under APB 25, as permitted under SFAS 123. As a result, no compensation cost has been recognized with respect to the Group’s stock compensation plans except for options which have met the performance criteria or where it has been determined to be probable that the performance criteria would be met. No compensation expense has been recognized in connection with the Group’s long term incentive program, pursuant to APB 25, in fiscal 2003, fiscal 2002 and fiscal 2001. Had compensation cost for all option plans been determined consistent with the fair value provisions of SFAS 123, the Group’s net loss and loss per share in accordance with U.S. GAAP would have been adjusted to the pro forma amounts detailed below, which were calculated using the Black-Scholes option pricing model and the assumptions listed below.

	Fiscal Years Ended
	September 27, 2003		September 28, 2002		September 29, 2001
Dividend yield	0.0%		2.5%		2.2%
Volatility	70.4%		65.5%		52.2%
Risk-free interest rate	2.4%		5.1%		5.0%
Expected life in years	3.0		3.0		3.2
Net loss as reported (in millions)	(£94.1)		(£103.0)		(£113.7)
Deduct: Total stock based compensation benefit/(expense) determined under the fair value based method for all awards	—		0.6		(1.1)
Pro forma net loss	(£94.1)		(£102.4)		(£114.8)
Basic and diluted loss per ordinary share (in pence):
As reported	(23.6	)p	(29.3	)p	(37.0	)p
Pro forma	(23.6	)p	(29.2	)p	(37.4	)p

ENODIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001

30. Supplementary Information for U.S. Investors (continued)

A summary of the status of the Group’s four share option plans during the periods September 27, 2003, September 28, 2002 and September 29, 2001 is presented in the following table:

	Sharesave scheme (1992)		Executive Share Scheme (1984)		Executive Share Scheme (1995)		Executive Share Scheme (2001)
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at October 1, 2000	2,891,888	£1.51	144,333	£1.26	3,709,228	£1.98	—	£—
Granted	—	—	—	—	273,011	1.71	4,634,884	1.35
Exercised	(239,543)	0.99	—	—	(24,699)	1.17	—	—
Forfeited	(1,125,243)	1.68	—	—	(277,895)	1.64	—	—

Outstanding at September 29, 2001	1,527,102	1.47	144,333	1.26	3,679,645	1.99	4,634,884	1.35
Granted	—	—	—	—	—	—	6,604,174	0.95
Exercised	(2,042)	1.12	—	—	—	—	—	—
Forfeited	(1,402,179)	1.45	—	—	(1,142,593)	1.93	(1,845,822)	1.31

Outstanding at September 28, 2002	122,881	1.66	144,333	1.26	2,537,052	2.02	9,393,236	1.08
Granted	—	—	—	—	—	—	6,461,490	0.61
Exercised	—	—	—	—	—	—	—	—
Forfeited	(70,407)	1.57	(144,333)	1.26	(474,219)	2.08	(1,179,329)	1.15

Outstanding at September 27, 2003	52,474	£1.78	—	£—	2,062,833	£2.02	14,675,397	£0.87

The weighted average fair value of options granted was £0.29, £0.33 and £0.66 in 2003, 2002 and 2001. The exercise price for all options is equal to the market price at the date of grant.

Financial Statement Schedule II - Valuation and Qualifying Accounts

	Allowances for doubtful accounts and sales returns	Inventory reserve	Warranty Accruals
	(in millions)
October 1, 2000	8.3	16.0	29.8
Foreign currency translation	—	—	0.1
Acquisitions	—	0.7	—
Charges	1.2	1.6	27.4
Disposals	(1.1)	(2.6)	—
Utilized	(2.7)	(0.7)	(21.1)

September 29, 2001	5.7	15.0	36.2
2001/2002:
Foreign currency translation	(0.2)	(0.5)	(2.0)
Charges	3.2	6.3	21.2
Disposals	(1.3)	(3.1)	(2.5)
Utilized	(0.4)	(4.4)	(19.9)

September 28, 2002	7.0	13.3	33.0
Foreign currency translation	(0.2)	(0.4)	(1.7)
Charges	1.1	2.6	17.6
Utilized	(1.3)	(4.3)	(17.5)

September 27, 2003	£6.6	£11.2	£31.4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENODIS PLC

December 19, 2003	By:	/s/ DAVID S. MCCULLOCH

David S. McCulloch Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	Certificate of Incorporation, as amended.(1)

1.2	Memorandum of Association of the Registrant.(2)

1.3	Articles of Association of the Registrant.(2)

2	Indenture in respect of 10- 3/8% senior subordinated notes due 2012, between the Registrant and The Bank of New York, acting through its London branch, as Trustee, dated March 26, 2002.(2)

4.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.(1)

4.2	The Registrant’s Employee Stock Purchase Plan and Form of Subscription Agreement.(3)

4.3	The Registrant’s Share Matching Scheme.(3)

4.4	Service Contract between the Registrant and Andrew Allner, effective November 2, 2001.(4)

4.5	The Registrant’s Sharesave Scheme 2002.(4)

4.6	Letter agreement between the Registrant and Andrew Allner, dated February 14, 2002, amending his Service Contract effective November 2, 2001.(5)

4.7	Termination agreement between the Registrant and Andrew Allner dated as at April 8, 2003.

4.8	Employment agreement between the Registrant and David S. McCulloch, dated as at June 1, 2003.

4.9	Employment agreement between the Registrant and W. David Wrench, dated as at July 21, 2003.

4.10	Employment agreement between the Registrant and Robert Eimers, dated as at July 21, 2003.

4.11	Supplemental Agreement between the Registrant and The Royal Bank of Scotland plc as Facility Agent dated November 17, 2003. Portions of this exhibit have been omitted under a request for confidential treatment filed with the SEC.

4.12	The Registrant’s Executive Share Option Scheme (1993) incorporating amendments to November 18, 2003.

4.13	The Registrant’s Executive Share Option Scheme (1995) incorporating amendments to November 18, 2003.

4.14	The Registrant’s Executive Share Option Scheme (2001) incorporating amendments to November 18, 2003.

8	Significant Subsidiaries.

11	Additional Code of Ethics.

12	Section 302 Certifications.

13	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	Consent of Deloitte & Touche LLP.

(1)	Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

(2)	Incorporated by reference to our registration statement on Form F-4 (File No. 333-85102), filed on March 28, 2002, as amended by Amendment No. 1, filed on June 17, 2002, as amended by Amendment No. 2, filed on July 15, 2002, as amended by Amendment No. 3, filed on August 15, 2002, and as amended by Amendment No. 4, filed on August 27, 2002.

(3)	Incorporated by reference to our registration statement on Form S-8 (File No. 333-61638), filed on May 25, 2001.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 1-15032), for the fiscal year ended September 29, 2001

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 28, 2002.