Form 20-F
period 2004-10-02
ENODIS PLC
filed 2004-12-22
CIK 1116547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended October 2, 2004

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

The number of outstanding shares of the issuer’s common stock, as of October 2, 2004, was 401,058,807 ordinary shares.

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

Our financial statements and the other financial information included in this report, except where otherwise noted, are presented in British pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ from accounting principles generally accepted in the United States (“U.S. GAAP”). A summary of the adjustments to profit/(loss) for the period and equity shareholders’ funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP is presented in Note 28 of the notes to the consolidated financial statements included in this report. Our fiscal year consists of the 52 or 53 weeks ending on the Saturday nearest to September 30. The year ended October 2, 2004 (“Fiscal 2004”) had 53 weeks. The years ended September, 27, 2003, (“Fiscal 2003”), September 28, 2002 (“Fiscal 2002”), September 29, 2001 (“Fiscal 2001”) and September 30, 2000 (“Fiscal 2000”) each had 52 weeks.

 This report contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events or trends based on currently available information, including statements concerning our plans, strategies and anticipated performance. These statements typically are identified by the use of words such as “may”, “could”, “should”, “will”, “expect”, “anticipate”, “plan”, “intend”, “seek”, “believe”, “estimate” and similar words, although some forward-looking statements are expressed differently. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to these risks and uncertainties. Significant factors that could cause our results to differ materially from our expectations are described under “Item 3. Key Information - Risk Factors,” in this report.

Our brands, trademarks or trade names referred to in this report that are followed by the ® symbol are registered either in the U.S., the U.K. or in other countries.

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

Monthly Exchange Rates			Yearly Exchange Rates*
Month	High	Low	Fiscal Year Ended	Average

November 2004	1.91	1.83	October 2, 2004	1.80
October 2004	1.84	1.78	September 27, 2003	1.61
September 2004	1.81	1.77	September 28, 2002	1.48
August 2004	1.85	1.79	September 29, 2001	1.44
July 2004	1.87	1.82	September 30, 2000	1.55
June 2004	1.84	1.81

*       Based on the average of the exchange rates on the last trading day of each month during the fiscal year.

The exchange rate on December 13, 2004 was $1.9235 per pound.

Throughout this report, some amounts that are expressed in U.S. dollars have been translated from pounds sterling for your convenience. The exchange rate used for these convenience translations is $1.7976 per pound, which was the noon buying rate of the U.S. Federal Reserve Bank as at October 1, 2004. The dollar value of the amounts shown in this report do not necessarily represent the actual rates at which the corresponding pound amounts could have been, or could be, converted.

Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, and other financial information appearing in this report. The selected profit and loss account data set forth below for Fiscal 2004, 2003 and 2002, and the balance sheet data at October 2, 2004 and September 27, 2003 are derived from our consolidated financial statements included in this report, which have been prepared in accordance with U.K. GAAP. See Note 28 of the notes to the consolidated financial statements included in this report for a reconciliation of our financial statements to U.S. GAAP. The selected profit and loss account data for Fiscal 2001 and 2000 and the balance sheet data at September 28, 2002, September 29, 2001 and September 30, 2000 are derived from the audited financial statements appearing in our historical annual reports, as filed with the SEC on Form 20-F in prior years.

	Fiscal year ended
	(53 weeks)		(52 weeks)						(53 weeks)
	Oct 2, 2004		Sept. 27, 2003	Sept. 28, 2002		Sept. 29, 2001		Sept. 30, 2000	Oct 2, 2004 (1)
U.K. GAAP			(amounts in millions, except per share data)
Profit and loss account data:
Turnover:
Global Food Service Equipment	£541.2		£552.9	£619.1		£689.7		£669.9	$972.9
Food Retail Equipment	103.5		110.8	158.0		208.4		224.7	186.0
Property	11.4		15.7	16.1		16.6		19.9	20.5
Continuing operations	656.1		679.4	793.2		914.7		914.5	1,179.4
Discontinued operations (2)	—		—	—		177.3		275.7	—

Total turnover	656.1		679.4	793.2		1,092.0		1,190.2	1,179.4

Operating Profit:
Operating profit/(loss) before exceptional items:
Global Food Service Equipment	58.0		60.9	70.5		80.3		88.9	104.3
Food Retail Equipment	7.1		4.0	(3.3)		10.4		22.6	12.8
Property	2.7		5.4	8.0		9.0		8.4	4.8
Corporate costs (11)	(10.5)		(9.5)	(7.6)		(8.9)		(7.3)	(18.9)
Goodwill amortization	(12.2)		(13.8)	(19.0)		(23.0)		(21.4)	(21.9)
Operating profit/(loss) before exceptional items (11)	45.1		47.0	48.6		67.8		91.2	81.1
Operating exceptional items (4) (11)	(3.2)		(12.5)	(58.3)		(166.4)		—	(5.8)
Continuing operations (11)	41.9		34.5	(9.7)		(98.6)		91.2	75.3
Discontinued operations (2)	—		—	—		9.1		27.1	—
Operating profit/(loss) (11)	£41.9		£34.5	(£9.7)		(£89.5)		£118.3	$75.3
Profit/(loss) on disposal of businesses and other assets (3)	£2.2		£3.3	(£38.1)		£23.5		£3.0	$4.0
Net interest payable and similar charges before exceptional items (5)	(16.1)		(21.9)	(29.3)		(36.1)		(37.5)	(33.8)
Net interest payable and similar charges - exceptional items (5)	(2.7	)(5)	—	(8.4	)(5)	(5.8	)(5)	—	(33.8)
Profit/(loss) (6) (11)	43.9		9.4	(86.7)		(119.6)		79.5	78.9
Basic earnings/(loss) per share(11)	11.0p		2.4p	(24.7)p		(38.9)p		27.5p	$0.20
Diluted earnings/(loss) per share(11)	10.9p		2.4p	(24.7)p		(38.9)p		25.7p	$0.20
Dividends declared per share	—		—	—		2.0p		13.8p	—
Balance sheet data:
Total assets (11)	£558.1		£589.4	£631.4		£799.1		£1,023.7	$1,003.2
Net assets (11)	196.9		160.7	155.8		113.6		244.2	354.0
Cash at bank and in hand	52.4		77.7	72.7		39.4		28.5	94.2
Net current assets	103.7		71.1	85.9		145.1		67.1	186.5
Net debt (8)	91.3		139.7	186.1		365.9		434.2	164.1
Called up share capital	200.5		200.2	200.2		125.1		125.0	360.4
Number of ordinary shares outstanding	401.1		400.5	400.5		250.3		250.1	721.0
Other financial information:
Depreciation	£11.5		£12.4	£15.7		£22.7		£23.8	$20.7
Capital expenditures (9)	14.0		10.0	9.9		19.3		20.6	25.2

	Fiscal year ended
	(53 weeks)	(52 weeks)				(53 weeks)
	Oct. 2, 2004	Sept. 27, 2003	Sept. 28, 2002	Sept. 29, 2001	Sept. 30, 2000	Oct. 2, 2004(1)
U.S. GAAP		(amounts in millions, except per share data)
Profit and loss account data:
Profit/(loss) from continuing operations	£23.3	(£11.7)	(£103.0)	(£150.7)	£9.1	$41.9
Profit/(loss) from discontinued operations(2)	—	—	—	7.1	16.2
Gain on sale of discontinued operations (2) (3)	2.2	2.5	—	29.9	—	3.9
Cumulative effect of change in accounting principle (SFAS 142)(10)	—	(84.9)	—	—	—	—
Profit/(loss) for the period	25.5	(94.1)	(103.0)	(113.7)	25.3	45.8
Earnings per share:
Basic earnings per ordinary share arising from:
Profit/(loss) from continuing operations	5.8p	(2.9)p	(29.3)p	(49.0)p	3.2p	$0.10
Profit/(loss) from discontinued operations (2)	—	—	—	2.3p	5.6p
Gain on sale of discontinued operations (2)	0.6p	0.6p	—	9.7p	—	0.01
Cumulative effect of change in accounting principle (SFAS 142)(10)	—	(21.3)p	—	—	—	—

Profit/(loss) for the period	6.4p	(23.6)p	(29.3)p	(37.0)p	8.8p	$0.11
Diluted earnings per ordinary share arising from:
Profit/(loss) from continuing operations	5.8p	(2.9)p	(29.3)p	(49.0)p	2.9p	$0.10
Profit/(loss) from discontinued operations (2)	—	—	—	2.3p	5.3p	—
Gain on sale of discontinued operations (2)	0.5p	0.6p	—	9.7p	—	0.01
Cumulative effect of change in accounting principle (SFAS 142) (10)	—	(21.3)p	—	—	—	—

Profit/(loss) for the period	6.3p	(23.6)p	(29.3)p	(37.0)p	8.2p	$0.11
Balance sheet data:
Total assets	£638.0	£707.5	£862.7	£1,151.5	£1,314.2	$1,146.9
Net assets	304.0	261.8	368.2	443.0	586.8	546.4
Net current assets (7)	90.8	73.4	83.5	150.5	165.0	163.2
Other financial information:
Depreciation	£11.4	£12.4	£15.7	£18.9	£17.5	$20.7
Goodwill amortization	—	—	32.5	39.0	37.7	—
______________
(1)	U.S. dollar amounts have been translated solely for the convenience of the reader at the exchange rate of USD 1.7976 per £1.00, the noon buying rate of the U.S. Federal Reserve Bank as at October 1, 2004.

(2)	During Fiscal 2001 we disposed of our building and consumer products division. Because our building and consumer products division operated as a separate segment, our results of operations have been restated to reflect the effects of accounting for the building and consumer products division as a discontinued operation.

(3)	During Fiscal 2004 and Fiscal 2003 we recognized profits due to the expiration or release of accruals associated with warranties and indemnities that were given at the time of the disposals of non-core businesses.

(4)	According to U.K. GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. We determined the following costs to be exceptional items in accordance with U.K. GAAP for Fiscal 2004, 2003, 2002 and 2001. We did not have any exceptional items during Fiscal 2000:

	2004	2003	2002	2001
Restructuring costs and inventory write-downs	£—	£6.1	£9.4	£32.0
Revisions to working capital provisions and other exceptional warranty costs	—	—	—	13.7
Litigation costs and legal fee accruals	3.2	3.1	—	12.2
Costs associated with the Board’s review of strategic options	—	—	—	8.5
Goodwill impairment	—	—	48.9	100.0
Increase in provisions for vacant properties	—	3.3	—	—
Total operating exceptional items	£3.2	£12.5	£58.3	£166.4

(5)	Fiscal 2004 includes an exceptional charge of £2.7 million relating to amounts previously capitalized in respect of our senior credit facility that was replaced by a new facility on September 17, 2004. Fiscal 2002 included an exceptional charge of £4.2 million related to amounts previously capitalized in respect of our 2001 revolving credit facility that was replaced by the refinancing announced on February 20, 2002. Additionally, £4.2 million of refinancing fees were also charged as exceptional items during Fiscal 2002. These costs related to the termination of our previous revolving credit facility and bridging facility. Fiscal 2001 included an exceptional charge of £5.8 million related to the write-off of deferred costs of previous financing arrangements that were replaced on March 12, 2001.

(6)	These amounts include the recognition of deferred tax assets accounted for under Financial Reporting Standard (“FRS”) 19 “Deferred Tax”. Our adoption of FRS 19 during Fiscal 2002 required restated deferred tax assets of £26.9 million as at September 29, 2001 and £31.7 million as at September 30, 2000.

(7)	Net current assets under U.S. GAAP include £39.3 million in Fiscal 2000 of non-current assets and liabilities related to discontinued operations that are classified as current due to our subsequent disposal of the related operations - see (2) above. Comparative periods for net current assets under U.S. GAAP have been restated.

(8)	Net debt consists of all borrowings, net of cash at bank and in hand, but excludes deferred financing costs.

(9)	Capital expenditure consists of the purchase of tangible fixed assets and excludes capital expenditure incurred by our discontinued building and consumer products division.

(10)	In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) goodwill is no longer amortized but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering our market capitalization, we reviewed the fair values of each of our reporting units. As a result of the transitional impairment test, we recorded a U.S. GAAP goodwill impairment charge of £84.9 million in our Global Food Service Equipment segment in Fiscal 2003. This amount was recorded as a cumulative effect of a change in accounting principle as at September 28, 2002. Our annual impairment test during Fiscal 2004 and Fiscal 2003 resulted in no additional goodwill impairment.

(11)	During Fiscal 2004, we adopted UITF38. Consequently the impairments booked against the investment in our own shares of £1.1m and £0.3m in Fiscal 2001 and Fiscal 2002, respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to a deduction in equity shareholders’ funds. All comparative periods have been restated to reflect this accounting treatment. Our ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4 million.

Risk Factors

In addition to the other information contained in this report, you should carefully consider the following risk factors. If any of the possible events described below occur, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Price increases in some materials could affect our profitability.

We use large amounts of high quality stainless steel, carbon steel, galvanized steel, urethane insulating foam, compressors, motors, heating elements, evaporation coils, electronic controls and other electrical and mechanical components in the manufacture of our products.

During Fiscal 2004 a significant rise in commodity prices, especially with respect to steel, nickel and related surcharges, increased our materials costs. We anticipate another significant increase for Fiscal 2005. As our existing fixed price contracts with suppliers for purchases of raw materials and components expire, the pricing levels at which any future supplies or pricing agreements are set could materially increase our cost of sales.

If we are subject to increased costs that we are not able to offset or pass on to our customers, our operating results would be adversely affected.

Any loss of our large customers or any reductions in purchasing patterns of our large customers could adversely affect our operating results.

Our relationships with our largest customers, including major quick service restaurant chains, are one of the principal drivers behind our development of new and enhanced products and technological expertise for the food service equipment business, which we believe helps us to attract other customers. The loss of purchases from these customers for any reason, including downturns in the economy, decisions by them to cut back on their expansion plans or loss of confidence arising from product quality issues, would undermine one of our important competitive strengths and could have an adverse impact on the results of our global food service equipment business. In our food retail equipment business, sales are often made to large retail chains under long term agreements, usually of two to three years in duration. If we fail to obtain or renew contracts with these customers, or if contracts are granted to our competitors, we will make few or no sales to these customers. In addition, financial difficulties experienced by any of these major customers would adversely impact our results of operations.

Competitive pressures could adversely affect our results of operations and cash flows.

In our business, competition is based on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. We have a number of competitors in each product line that we offer. Some of our competitors are divisions of large companies that have greater financial and marketing resources than we possess. In addition, some competitors focus on particular product lines or geographical regions or emphasize their local manufacturing presence or local market knowledge. We must compete primarily on price in many product lines, particularly in the refrigeration and food retail equipment sectors. Sustained competition on price would decrease our margins on sales of these products and would therefore adversely affect our profitability.

If we fail to successfully innovate and develop new products then our turnover, profitability and cash flows will be limited.

Large-scale purchasers of food equipment with multiple locations, such as international quick service restaurant chains and food retail chains, seek continual product improvements. Our ability to respond to our large customers’ needs in the food equipment industry depends in part on our ability to provide new product features and technological innovations superior to those offered by our competitors. It also depends on our ability to be the first among our competitors to offer those features and innovations.

To maintain our revenues and profits, we must continually design new, and update existing, products, as well as invest in the development of innovative technologies. If our new products or innovative solutions were to perform unsuccessfully, or if they were not accepted into the marketplace, then it is likely that our turnover, profits and cash flows would be adversely affected.

Our licensed technology and proprietary rights may not protect us effectively from innovations by competitors.

Some of our success in the past has been due to our ability to have technology licensed to us and to obtain and maintain patent protection of our proprietary technology, designs and other innovations. See “Item 4. Information on the Company—Intellectual Property.” We may not be able to protect proprietary information sufficient to compete effectively. We could be at a competitive disadvantage if another company develops a significant technological improvement to an important line of our products.

Our earnings could be adversely affected if we have serious problems implementing ERP systems at some of our North American and European businesses.

We have implemented Enterprise Resource Planning (“ERP”) systems at a number of our locations. This included the implementation of ERP systems at four of our subsidiaries during Fiscal 2004. During Fiscal 2005 we plan to implement ERP systems at another three of our subsidiaries. The implementation of an ERP system is a complex, costly and time-consuming process. Unforeseen delays or difficulties in system implementation, or problems arising after we begin processing transactions using the new systems, may divert the attention of management and other employees and disrupt our ongoing business and could have an adverse effect on our financial condition and results of operations.

If we fail to implement the ERP systems successfully, our ability to effectively manage the logistics of our business would be impaired. This could include our order fulfillment process, and therefore our ability to take orders, ship products, issue invoices and other possible consequences including inefficiency in the manufacturing process, poor inventory controls and a temporary weakening of financial controls within the affected operating subsidiaries.

Consolidation of our food retail equipment customer base has increased competition and could continue to adversely affect our margins.

Our food retail equipment business derives a substantial portion of its revenues from a small number of major supermarket chains in North America. Over recent years, mergers, acquisitions and the emergence of large supermarket chains have greatly reduced the number of major North American supermarket chains. This consolidation has resulted in fewer potential food retail equipment customers, each of which has increased purchasing power. This has resulted in increased price pressure, and as a result we, and our competitors, have closed production facilities and placed greater emphasis on cost control in order to maintain profit margins. Our dependence upon a small number of customers in this segment has also increased. The long term viability of our Kysor//Warren business, in particular, will depend on retaining profitable business as well as securing future contracts from these larger customers, maintaining a high quality of our products and operating a cost structure that will enable profitable sales of equipment.

Our guaranteed pension liabilities are funded by investments held partly in equities and could require significant additional funding by us.

We have guaranteed pension and other post-retirement employment liabilities. Some of these liabilities are funded by investments held in equities, the value of which may be volatile. As at October 2, 2004, the actuarial value of these liabilities, calculated in accordance with FRS 17, was £117.3 million. We make contributions to pension trusts to fund these pension liabilities based upon advice received from independent actuaries.

As of October 2, 2004, the fair value of the investments held to provide income to fund these liabilities was £98.1 million. These funds are invested in a mixture of equity, fixed and property-based asset classes with a view to benefiting from capital appreciation. As at the end of Fiscal 2004 our expected future return on these funds, based upon the expected returns on each asset class was 6.8% for our U.S. plans and 6.2% for our U.K. plans. Should these returns fall below our expectations, either because of declines in the overall equity markets, or because the investments underperform the markets, then we may be required to increase our contributions to the funds. If the assets were to lose a substantial amount of their value, we might be required to make large payments into the funds.

Currency fluctuations and repatriation risks in some countries could affect our results of operations and profitability.

We sell products in over 100 countries and have manufacturing operations in eight countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. In addition, although we reported our consolidated results of operations in pounds sterling in Fiscal 2004, approximately 76.1% of our turnover was derived from our North American operations. Accordingly, our reported results are particularly subject to fluctuations based on changes in the U.S. dollar/pound exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

One of our subsidiaries, Enodis Corporation, is a party to several lawsuits relating to a former subsidiary, Consolidated Industries Corp. (“Consolidated”). See “Item 8. Financial Information-Legal Proceedings”. Consolidated is currently in bankruptcy and is a defendant in a number of lawsuits seeking damages for alleged defects in its products. The bankruptcy trustee for Consolidated has asserted numerous claims against Enodis Corporation relating to Consolidated and, as a result, has obtained decisions against Enodis for an aggregate of $52 million, inclusive of prejudgment interest. The bankruptcy trustee also received decisions adverse to it in connection with some of the claims it had asserted against Enodis. Both Enodis and the Trustee intend to appeal these decisions. If these appeals or any of the other lawsuits pending against Enodis relating to Consolidated are finally decided in a manner adverse to us, the determination could have a material adverse effect on our results of operations, financial position and liquidity.

Shareholder changes may limit the amount of U.S net operating loss carryforwards available to us.

In accordance with U.S. tax law, any company may be limited with respect to the amount of taxable income that can be offset by its net operating loss carryforwards ("NOLs").  This only arises when shareholders who own at least 5% of the company’s outstanding shares at any date, have increased their collective ownership of the company by more than 50% of the company’s outstanding share capital at any time during the preceding three year period. The accumulation of our shares by large investors, as well as other kinds of transactions, could limit our ability to use our NOLs. This limitation would likely result in an increase in U.S. federal taxes payable in future periods, as well as potentially impairing NOLs recorded on our balance sheet.  The impact of such an event would likely be material to our results of operations, financial position and liquidity.

Impairment of our goodwill or adjustment of the amortization period would adversely affect our results of operations and net worth.

As at October 2, 2004, under U.K. GAAP, we had total assets of £558.1 million, of which intangible assets were £182.3 million, consisting of goodwill arising from a series of acquisitions made in previous years. Under U.K. GAAP, goodwill arising from acquisitions is generally amortized on a straight-line basis over an estimated useful life of 20 years. When it is apparent that the carrying value of goodwill from an acquired business exceeds the estimated net present value of future cash flows less operating assets for the acquired business, we recognize an impairment provision against goodwill for the period. Indications of an impairment could occur for many reasons, such as downturns in the long term business conditions or significant changes to the competitive environment for the acquired business. In addition, if the estimated useful life of the acquired business or asset falls below 20 years, we would be required to shorten the amortization period, resulting in higher amortization charges in each year.

Under U.S. GAAP we had £267.7 million of goodwill on our balance sheet as at October 2, 2004. Goodwill is not amortized but instead is subject to an annual impairment test. In determining whether there has been a goodwill impairment under U.S. GAAP, management is required to review the fair value of each of its reporting units. Fair values have been determined based upon discounted cash flow valuation methods as well as considering our market capitalization. Consequently, if we were to experience adverse differences in the future between our actual cash flows and our estimated cash flows, a significant decrease in our market capitalization or a significant change in our discount rates, then impairments would likely arise.

We are subject to debt covenants which limit our operating flexibility.

The indenture governing our senior subordinated notes contains operating and financial limitations on us and our subsidiaries, including limiting our ability to:

•	make payments, including dividends or other distributions, with respect to our share capital;

•	incur additional indebtedness and issue preferred stock;

•	create liens on our properties;

•	dispose of our assets;

•	enter into joint ventures;

•	enter into sale and leaseback transactions;

•	engage in specified transactions with affiliates;

•	issue or sell share capital of our subsidiaries;

•	reorganize or enter into mergers; and

•	substantially change the nature of our business.

These covenants limit our ability to finance operations, service debt or to engage in other business activities that may be in our interest.

Our revolving credit facilities also require us to maintain financial ratios and satisfy financial tests. We cannot assure you that we will be able to meet these ratios and tests. Our failure to do so would constitute a default under these facilities. If we default under our credit facilities, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and other fees, to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions could also then be accelerated and become due and payable. We might not be able to pay these debts under those circumstances.

Upon a change of control, we would be required to offer to repurchase our senior subordinated notes.

Upon a change of control, as defined under the indenture governing our senior subordinated notes, we would be required to offer to repurchase all outstanding senior subordinated notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds available at the time to pay the purchase price of the outstanding senior subordinated notes. Any repurchase would currently be required to be funded from additional external borrowings.

You may have difficulty enforcing your rights against our foreign-based directors.

Some of our directors reside outside the U.S. It may not be possible for investors to effect service of process within the U.S. upon these directors or to enforce U.S. judgments obtained against them in jurisdictions outside the U.S. It may also be difficult to enforce, in original actions brought outside the U.S., claims brought under the civil liability or anti-fraud provisions of the U.S. securities laws.

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

In 1995, we entered the commercial food equipment business by acquiring Welbilt Corporation, a leading U.S. based manufacturer and distributor of commercial cooking and warming equipment. This was followed in 1999 by our acquisition of Scotsman Industries. Since Fiscal 2001 we have been focused solely on the commercial food equipment business.

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

Capital Expenditures

We made capital expenditures for equipment and improvements to facilities used in continuing operations in the aggregate amount of £14.0 million, £10.0 million and £9.9 million in Fiscal 2004, 2003 and 2002, respectively. In the long term, we expect our capital expenditures to broadly equal depreciation. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Financial Investment”.

Principal Business Activities

We are one of the world’s leading manufacturers and distributors of commercial food service equipment. Our broad range of commercial food equipment products includes both “warm” and “cold” side products. We own a portfolio of over 30 brands, many with leadership positions in their respective markets. We also have a Technology Center at our global operations headquarters in New Port Richey, Florida, dedicated to research and development and technical support. This facility enables us to offer our customers an array of advanced product development services.

During the last three fiscal years, we have operated our business in three reporting segments:

•	global food service equipment (82.5% of turnover in Fiscal 2004), which manufactures and distributes primary cooking and warming equipment, refrigeration and ice machines, sanitation and environmental machines, serving equipment, food preparation equipment, cookwares, kitchen tools and utensils, storage and handling equipment as well as custom fabrications used by commercial and institutional food service operators;

•	food retail equipment (15.8% of turnover in Fiscal 2004), which manufactures and sells equipment used to store and display food in retail food outlets such as supermarkets, convenience stores and specialty stores; and

•	property development and leasing operations (1.7% of turnover in Fiscal 2004). We hold approximately 72 acres of land, apart from our food equipment and non-operational properties the most significant part of which is located in Felsted, U.K. We plan to develop and sell this land over the next few years. Our property segment also includes the management of our residual property portfolio, which consists of several non-operational properties, including four properties for which we retained the lease obligations in 2001 when we sold our building and consumer products division. This results in our incurring leasing and property management costs. We expect the annual profits from our property development operations to reduce over time as less profitable plots of land are sold. Additionally, the leases connected with our residual property portfolio will expire over time.

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

Market Overview

The global food equipment market, which we estimate generates approximately $24 billion in sales annually, is comprised of the following segments:

•	Food Service Equipment—this market segment includes primary cooking equipment, refrigeration equipment and ice machines, sanitation and environmental machines, serving equipment, food preparation equipment, smallwares, cookwares, kitchen tools, storage and handling equipment as well as custom fabrications used by commercial and institutional food service operators. We estimate that this segment constitutes approximately $15 billion of the total global food equipment market.

•	Food Retail Equipment—this market segment includes refrigerated storage and display products sold to food retailers, such as supermarkets and convenience stores. We estimate that this segment constitutes approximately $7 billion of the global food equipment product market.

•	Other Food Equipment—this market segment comprises vending machines for hot and cold food, representing approximately $2 billion of the global food equipment product market. We do not operate in this sector of the market.

We estimate that the ten largest sellers of food equipment worldwide, including Enodis, account for over one third of global sales. We estimate that the North American market accounts for approximately one third of the global food equipment market, while the second largest market, Continental Europe, accounts for approximately one quarter of the global food equipment market.

We believe that the market for food service equipment grew rapidly from 1992 to 2000 but declined by approximately 10% between Fiscal 2001 and Fiscal 2003 due to economic and geopolitical circumstances. During 2004 the food service equipment market has experienced steady growth, and current projections for Fiscal 2005 show real growth rates of 3% to 4%.

We believe that the U.S. market will grow over the long term in excess of the growth rate in the U.S. gross national product, principally due to the following factors:

•	new restaurant and store openings, resulting from overall economic growth, combined with increases in consumer spending on food prepared outside of the home. The National Restaurant Association in a survey released in 2003 projects that this trend will continue with substantial growth to 2010. The monthly National Restaurant Index confirms this throughout Fiscal 2004; and

•	sales of replacement and upgrade equipment, due to customer menu adjustments and the needs of customers to increase food preparation efficiency to improve capacity, reduce energy consumption, reduce labor costs through increased automation and comply with increasingly stringent health and safety regulations.

Generally, food service operators purchase new food service equipment for three reasons: new restaurant or store openings; upgrades of existing equipment; and replacement of older equipment. We estimate that the replacement of older equipment is currently the most significant driver in generating food service equipment sales.

Food Service Equipment

Food service equipment consists of primary cooking and warming equipment, refrigeration equipment and ice machines, sanitation and environmental equipment, serving equipment, food preparation equipment, kitchen utensils and tools, storage and handling equipment as well as custom fabrications. Our suite of products is used by commercial and institutional food service operators such as full service restaurants, quick service restaurant chains, hotels, industrial caterers, supermarkets, hospitals, schools and other institutions. In Fiscal 2004, our sales of food service equipment were £541.2 million, or approximately 82.5% of our turnover. Our food service equipment is sold in over 100 countries. Sales by our food service equipment businesses located in North America constituted approximately 73.2% of our Fiscal 2004 food service equipment turnover.

Product Groups

We have a presence throughout most of the world’s significant markets in the following product groups:

Primary Cooking and Warming Equipment

We design, manufacture and sell a broad array of ranges, griddles, grills, combination ovens, convection ovens, conveyor ovens, rotisseries, induction cookers, broilers, tilt fry pans/kettles/skillets, braising pans, cheese melters/salamanders, cook stations, table top and counter top cooking/frying systems, filtering systems, fat and oil fryers, hotdog grills and steamers, steam jacketed kettles, steamers and toasters. We believe that we are a leading manufacturer of most of these products in North America. We sell traditional oven, range and grill products under the Garland®, U.S. Range™, Technyform® and Moorwood Vulcan® brand names, and we sell combination and convection ovens under the Merrychef®, Garland®, Cleveland™ and Convotherm® brand names. Our other brands in this product group include Lincoln® and Merco Savory®. Our fryers and frying systems are marketed under the Frymaster®, Dean® and Moorwood Vulcan® brand names. Our steam equipment is manufactured and sold under the Cleveland® brand.

Refrigeration Equipment and Ice Machines

We design, manufacture and sell commercial refrigerators, blast freezers, blast chillers and cook-chill systems under the Delfield®, Tecnomac™ and Sadia Refrigeration™ brand names. We also design, manufacture and sell commercial ice machines and ice dispensers, in addition to ice dispensing and storage bins, under a variety of brand names, including Scotsman®, Ice-O-Matic®, Icematic®, Bar-Line®, Simag®, Mile High®, Oref® and New Ton®. We have a wide product offering in the ice market and are one of the leaders in both the U.S. and global markets. Our equipment produces and dispenses ice cubes, used by health care facilities, convenience stores, quick service restaurants, full service restaurants, bars and hotels. Our nugget ice machines and dispensers are primarily used by health care facilities and beverage applications; our luxury ice cuber line is used primarily by households and small bars and our flake ice makers are used primarily by supermarkets. Our ice storage bins have capacities of 250 to over 1,700 pounds of ice, and we distribute a range of water filtration systems designed to remove tastes, odors, dirt and rust particles from water used to make ice.

Sanitation and Environmental Equipment

We design, manufacture and sell exhaust and ventilation hoods as well as warewashing equipment. Our ventilation equipment includes individual stand alone ventilation and filtration systems as well as comprehensive integrated air filtration systems, fans, fire suppression systems and grease filters. We have also introduced an ultraviolet commercial kitchen ventilation system that utilizes ultraviolet light to treat contaminated air. We sell these products under the brand names Vent Master® and Airtech®. Our warewashing business designs, manufactures and sells commercial dishwashing and other warewashing equipment including racks and tables. We offer a full range of undercounter dishwashers, door-type dishwashers and flight-type dishwashers. Our brand for these products is Jackson®.

Serving Equipment

We design, manufacture and sell a range of beverage dispensers, beer coolers, buffet equipment and stations, cafeteria/buffet equipment stations, display and deli cases, heat lamps, insulated and refrigerated salad/food bars, sneeze guards and warmers. Our beverage products are sold to global, regional and national soft-drink companies and brewers under the brand name Scotsman® Beverage Systems. Our equipment stations, cases and food bars are marketed under the Delfield® brand name. We also sell food serving equipment made by our Viscount and Guyon subsidiaries.

Food Preparation Equipment, Cookware, Kitchen Utensils and Tools

We manufacture a wide range of food preparation equipment such as tables, grinders, shredders, food processors, mixers, dryers, washers, can openers, choppers, colanders, cookware, cutlery, egg cookers, skimmers and utensils. Our brand names for food preparation equipment include Varimixer®, Lincoln®, Centurion®, Wearever® and Redco®.

Storage and Handling Equipment

We manufacture a wide range of bins, boxes, warming cabinets, dish carts, utility carts, counters and counter tops, mixer stands and tray dispensers.

Custom Fabrication

In addition to the manufacture of standardized products, many of our businesses specialize in custom fabrication to meet specific customer needs.

End Customers

The end customer base for our food service equipment business comprises primarily global quick service restaurant chains and full service restaurants, as well as contract caterers, hotel chains, multinational supermarkets, leisure companies, beverage manufacturers, institutional customers such as hospitals, schools and large industrial companies. We do not typically have long term contracts with our food service equipment customers. Large chains frequently authorize specific food service equipment manufacturers as approved vendors for particular products and thereafter, sales are made locally or regionally to end customers via kitchen equipment suppliers or dealers. Many large quick service restaurant chains refurbish or open a large number of outlets, or implement menu changes requiring investment in new equipment, over a short period of time. When this occurs, these customers often choose a small number of manufacturers whose approved products may or must be purchased by restaurant operators. We work closely with our customers to develop the products they need and to become the approved vendors for these products. No single food service equipment customer accounted for over 10% of our total turnover in Fiscal 2004.

Product Development and Customized Solutions

Our end customers often need equipment upgrades that enable them to improve productivity and food safety, reduce labor costs, respond to enhanced hygiene and environmental requirements and reduce energy consumption. These changes often require customized cooking and refrigeration equipment. In addition, many restaurants, especially quick service restaurants, seek to differentiate their products by changing their menu and format. We believe that product development is important to our success because customized or innovative food equipment is a primary factor in some of our customers’ purchasing decisions. Our research and development costs are discussed under Item 5. Operating and Financial Review and Prospects - Results of Continuing Operations.

The Enodis Technology Center in New Port Richey, Florida contains computer assisted design platforms, a model shop for on-site development of prototypes, a laboratory for product testing and various display areas for new products including a test kitchen for hands-on testing of new products with customers. We also use the Technology Center to provide training under the name Enodis University for our customers, marketing representatives, service providers, industry consultants, dealers and distributors.

At our Technology Center, we also work directly with our customers to provide customized solutions to meet their precise needs. When a customer requests a new or refined product from us, our engineering team designs, prototypes, tests, demonstrates, evaluates and refines that product in our Technology Center with the customer. We currently have a number of projects under development for our leading customers. Many of these are associated with our focus on Accelerated Cooking Technology®.

Our Technology Center works together with the new product development teams at our operating companies so that our new products incorporate our product expertise and technological resources.

Some of our most important new products include the following:

•	Delfield’s “LiquiTec Technology ®”, an energy-efficient design, improves food holding times;

•	Delfield’s upgraded “Reach-In” refrigerators contain design improvements for airflow efficiency and cleanliness;

•	Lincoln’s “Dual Technology Finisher” rapidly toasts and heats sandwiches and rolls;

•	Garland’s “Half Size Moisture Plus Oven” and Merrychef’s “Mealstream TM 501” Convection/Microwave Oven heat and cook food in volume or accelerated times;

•	Convotherm’s development of the next generation “+3 Combi Oven” improves the quality of protein and bread products, as well as being able to steam vegetables. Additional key features include:

•	The “Disappearing Door”;
•	An “Advanced Closed System” allows for crispy baking; and
•	“Press and Go” technology for the programming of frequently used recipes;

•	Merrychef’s development of a “Mealstream TM 402” (a smaller model of the Mealstream TM 501) utilizes a catalytic converter to reduce smoke while toasting and heating sandwiches; and

•	Frymaster’s “Universal Holding Cabinet” has been upgraded to allow for automatic programming from wireless technologies.

Sales and Marketing

United States of America

We primarily sell our food service equipment products through a network of independent, commissioned sales representatives, as well as selling to dealers and distributors. See “Distribution Channels” below. Sometimes our customers also specify our products and additional sales opportunities arise from our participation in trade shows and other industry conferences.

Our network of sales representatives work with end users and food service consultants to specify product features as well as sell to dealers, kitchen equipment suppliers and distributors. Because industry consultants often have significant influence over the end customer’s purchasing decisions, we actively support the primary food service equipment consultants’ industry association through sponsorship of its programs and events and by providing continuing education seminars for groups of consultants at our Technology Center and operating companies.

In most areas in the U.S., we have a single independent representative group handling our core line of products and brands on an exclusive or near exclusive basis. This structure allows us to focus training and incentives on a smaller number of representatives. We train and provide technical product information to our sales representatives at our Technology Center.

We have organized the U.S. market into four sales regions each headed by a commercial president. Each commercial president has responsibility for the sales results of five or six representative groups, supervises sales activities with dealers, distributors and end customers, handles buying group requests and coordinates with food service equipment consultants. They also work closely with our authorized service agents. For our larger customers, we have Account Managers at our operating companies, who focus on our large chain sales efforts and customer relations. We also have dedicated key account teams who focus on large global, national and regional customers. In addition, each operating company provides product and sales support to the marketplace. During Fiscal 2004, we established a national level marketing function within the U.S. to create awareness of and opportunities with targeted customers for multi-brand, solutions-focused equipment packages.

Europe and Canada

We rely to a great extent on the efforts of our company-owned master distributors in Canada and five key European countries: France, Germany, Italy, Spain and the U.K. These distributors have a sales force to support dealers and end-users. In most cases, products are distributed to the end customer via a dealer.

Rest of World

Outside of North America and Europe, we generally market our products through third party distributors and for our global chain customers, kitchen equipment suppliers.

Trade Shows and Other Activities

We also participate in a variety of trade shows and exhibitions where we present extensive displays of our product lines, including the annual National Restaurant Association show in the U.S., the annual International Hotel/Motel Restaurant show in the U.S., the annual NACS show in the U.S., the annual FMI show in the U.S., the annual Internorga show in Germany, the biennial Hogatec show in Germany, the biennial U.S. National Association of Food Equipment Manufacturers’ show in the U.S., the biennial Hotelympia show in London U.K. the biennial Expo Tour show in Milan Italy, the biennial Equip’Hotel show in Paris France, the biennial Sirha show in Lyon France, the annual ABASTUR Restaurant and Hotel show in Mexico and the annual Hostex show in Toronto Canada.

Distribution Channels

We distribute our food service equipment products principally to third party equipment dealers, kitchen equipment suppliers and distributors including our company owned master distributors.

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

Distributors

Distributors are similar to dealers, but they hold significantly higher levels of stock and align exclusively with manufacturers within specific product categories. Distributors sell both to end customers and to dealers. They also provide value-added services such as marketing and after-sales service, including warranty administration. In the U.S., we use independent distributors primarily in our ice business. In Canada and Europe, we distribute primarily through our company owned distributors. In the rest of the world we have third party master distributors.

Customer Service

We believe that efficient global parts and service support is a prerequisite for doing business with global quick service restaurants.  We have a network of authorized third party service agencies that are trained to provide service support to global quick service restaurants. In the U.S., we have implemented a new standard in service, using STAR service principles, to provide exceptional service after the sale. Our STAR service principles include annual audits of our authorized service agencies to insure high Standards are met. We also provide a commitment to providing Training for our technicians. All of our U.S. Authorized service providers are contractually committed to high levels of parts inventories, training, liability insurance, and first time fixes, and lastly authorized service agencies have committed to being Responsive to service issues so that our customers’ equipment can be placed into use as quickly as possible. In addition, we have access to a network of third party service agencies providing service to all our customers throughout the world. The warranty periods for our food service equipment vary depending upon the product sold and country in which we do business, but warranties generally include repair or replacement parts and labor for periods in the range of one to ten years.

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

We continually seek ways to more efficiently deliver parts to our U.S. service network to minimize lead time in connection with product service.

Seasonality

Generally, sales of food service equipment have been strongest in the second half of our fiscal year (April through September). This is because new construction and installations by customers upgrading or replacing food service equipment occur mostly in the warm weather months. In addition, schools usually renovate and replace food service equipment during the summer when classes are not in session. We also sell more ice machines in the summer months.

Competition

The global food service equipment market is highly competitive and fragmented. The market includes some large international competitors and in recent years there has been some significant consolidation by these competitors. Competition is based primarily on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. Several of our competitors are divisions or subsidiaries of large, diversified companies. We believe that Enodis is one of the leading providers of food service equipment worldwide. Furthermore, we believe that the top ten competitors in the industry comprise about one-third of all industry sales. Illinois Tool Works is an international competitor in most of our markets, and we also compete with United Technologies, Electrolux, Ali Group, The Middleby Corporation, Manitowoc and Hoshizaki in some product lines. Our other main competitors are either regional or specialized companies that compete with us in particular product lines. See “Industry and Market Data” below.

Food Retail Equipment

Food retail equipment consists of equipment used to store and display food in retail food outlets such as supermarkets, convenience stores, specialty stores and retail chains. In Fiscal 2004, our sales of food retail equipment were £103.5 million, or approximately 15.8% of our turnover. Our food retail equipment business is conducted only in North America.

Product Groups

Refrigerated Display Cases and Systems

We design, manufacture and sell standard and customized refrigeration systems as well as refrigerated self-serve cases, service deli cases and custom merchandisers under the Kysor//Warren® brand. These products are used to store, preserve and display food items such as meat, dairy, fish, produce, frozen foods and floral products.

Walk-in Freezers and Coolers

We design, manufacture and sell pre-fabricated cooler and freezer panels for use in the construction of refrigerated storage rooms, walk-in coolers and environmental systems through our Kysor Panel Systems business, which we believe is one of the market leaders in its sector, with sales and technical support capabilities across the U.S.

Customers

The customer base for our food retail equipment business comprises a small number of large retail and supermarket chains, food convenience stores and specialty food retailers. The largest customers in the industry generally appoint a small number of non-exclusive “approved suppliers” for particular products. Smaller customers often purchase food retail equipment on an individual basis. No single food retail equipment customer accounted for over 10% of our total turnover in Fiscal 2004.

Product Development

We conduct product development activities at our food retail equipment subsidiaries as well as at our Enodis Technology Centre. We are currently working on improving energy efficiency in our food retail equipment products. Our research and development costs are discussed under Item 5. Operating and Financial Review and Prospects - Results of Continuing Operations.

Sales, Marketing and Distribution

We sell the majority of our food retail equipment directly to end customers through the sales force of each of our operating subsidiaries. The balance of our food retail equipment sales are made through third party dealers. In our Kysor Panel Systems business, key account teams manage the customer relationships with our major chain clients.

We also participate in a variety of trade shows and exhibitions each year.

Customer Service

The food retail equipment industry requires after-market service support that provides parts and labor both during the warranty period and afterwards. We provide service for our Kysor//Warren products through field service engineers and for our Kysor Panel Systems products through a network of third party subcontractors and authorized service engineers. The warranty period for our food retail equipment is typically one year for parts and 90 days for labor.

Seasonality

In general, sales of food retail equipment are strongest in the second half of our fiscal year (April through September). This is because new store construction and installations by customers upgrading or replacing food retail equipment occur mostly in the warm weather months. In addition, most retail businesses seek to complete refurbishments before the end of November.

Competition

The food retail equipment market in North America is highly concentrated with only a small number of suppliers. Competition in the food retail equipment industry is based primarily on price although energy efficiency and product features are also significant. In addition to competing for sales, manufacturers of food retail equipment compete for contract awards for specific products in order to become the approved supplier of these products to a particular customer over the contract period. We believe that significant consolidation in the supermarket industry, resulting in a reduced number of large customers with significant buying power and fewer stores, has led to increased price competition in the industry. Major competitors in this segment include Hussmann, a division of Ingersoll Rand; Hill/Phoenix, a division of Dover; Tyler, a division of United Technologies; and Crown-Tonka. See “Industry and Market Data” below.

Property

We currently hold approximately 62 acres of real estate located in Felsted, U.K. and 10 acres located in Coventry, U.K. We plan to develop and sell this land over the next few years. We market the land to third parties for development and real estate investment. Prior to selling any portion of the land, we invest resources in resolving any environmental compliance issues and planning matters relating to the land. In addition, some of the land at Felsted has already been allocated to uses for which we will receive no revenues, such as infrastructure needs and community uses. In Fiscal 2004, we generated approximately 1.7% of our total turnover from property development activities. We expect the annual profits from our property development operations to reduce over time as less profitable plots of land are sold.

Our property segment also includes the management of our residual property portfolio, which consists of several non-operational properties, including four properties for which we retained the lease obligations in 2001 when we sold our building and consumer products division. This results in our incurring leasing and property management costs. Over the next few years the number of residual properties are expected to decrease as our property leases expire or the locations are sold.

Production Materials

The primary materials and parts used in the production of our products are high quality stainless steel, cold/hot rolled steel, galvanized steel, urethane insulating foam, aluminum, compressors, motors, heating elements, evaporation coils, electronic controls and other electrical and mechanical components. As one of the largest companies in the commercial food equipment industry, we purchase many of these materials in large quantities and are, therefore, often able to negotiate favorable prices and ensure supply from our suppliers. However, we are generally subject to fluctuating market prices, tariffs and surcharges.

We purchase steel in various sheet sizes, which generally is either sheared into blanks or is delivered directly to computer controlled turret punch presses or lasers for cutting. We purchase generic steel under agreements in effect through 2005. These agreements provide incentives for us to maximize our steel purchases to ensure supply and provide some protection from market price fluctuations.

A consolidated long term agreement for foam, which expires in December 2005, has provided for limited protection from market price fluctuations for this material. Part of our aluminum requirements are also contracted under long term agreements which expire at the end of 2005. Other long term agreements have been signed to limit market price fluctuations for parts such as electric motors, hardware, compressors, condensers, fasteners, heating elements, telecommunication, data, freight and wire products.

Other components of significance include copper and aluminum refrigeration coils, thermostats, gas regulators, doors, frames and various types of analogue, digital and programmable computer controls. We believe that the primary materials and parts used in the production of our products are generally readily available from various suppliers at competitive market prices. Steel availability has been a major issue in the industry, but we have been able to manage any critical shortages by placing advance orders as well as by holding materials on hand.

During Fiscal 2004, there have been significant commodity cost pressures, in particular steel (and related steel surcharges) and increased costs for many parts containing a high steel, copper, aluminum and nickel content. We have sought to mitigate most of these pressures through continued focus on our lean manufacturing and purchasing cost saving initiatives. In May 2004 we announced a price increase, effective July 2004, which complements these initiatives and provides an offset to our commodity cost pressures. We expect to see additional materials costs increase during Fiscal 2005, some of which will not be passed on by our sales price rise, effective January 2005.

Intellectual Property

We use a combination of trade secret and trademark laws and other contractual and technical measures to protect our proprietary rights. We have filed and have been granted a variety of patents in the U.S. and in other countries. Several of our products, such as the Lincoln® air impingement conveyor oven, use patents, know-how and other intellectual properties licensed from third parties. Our patents, however, generally relate to operating features of our products that may be functionally duplicated by competitors, and some of our intellectual property rights (including those licensed from third parties), are due to expire in the near term. No material portion of our business depends on any one patent or license. Consequently, we do not believe that our business would be adversely affected by the expiration or invalidity of any one of our patents or by the termination of any one license arrangement. We have registered trademarks to protect our brand names in the U.S., the U.K. and many other countries where we sell branded products. Many of these names are listed above under “Food Service Equipment—Product Groups” and “Food Retail Equipment—Product Groups.”

Organizational Structure and Subsidiaries

We have over 100 subsidiaries within our organization. Our most significant subsidiaries are located in the U.S. and are owned by Enodis Corporation. Enodis Corporation owns Scotsman Industries, Inc., Lincoln Foodservice Products, Inc., Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Company and Jackson MSC Inc. Scotsman Industries, Inc. owns The Delfield Company Cleveland Range, LLC and Kysor Industrial Corporation, among others.

Our operating subsidiaries are held though our wholly-owned subsidiary, Enodis Group Limited, which is, in turn, held directly by our wholly-owned subsidiary, Enodis Holdings Limited. See “Item 8. Financial Information – Dividend Policy”.

Our significant subsidiaries are listed in Exhibit 8 to this report, which shows their jurisdictions of incorporation or formation and our ownership interest in them.

Manufacturing

We currently have 29 manufacturing facilities located in eight countries. Our facilities are primarily fabrication and assembly plants.

We seek to increase our production efficiency through the application of lean manufacturing techniques. These techniques aim to reduce work in progress and lead times, increase quality and productivity, improve safety, eliminate waste and increase customer satisfaction. We conduct metal fabrication, finishing, sub-assembly and assembly operations at our manufacturing facilities. At individual locations, we have installed numerically controlled turret presses and laser cutters, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems, product testing and quality assurance measurement devices and other equipment. We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate.

Most food service equipment products are built to order, usually with lead times of one to three weeks. We also build some standard models with high stock turnover in advance of orders, to provide quick shipment and stable production flows. We have food service equipment manufacturing facilities in the U.S., the U.K., Continental Europe, Canada, China and Thailand.

In our food retail equipment business almost all of our products are built to order. The lead time for manufacturing is approximately five to six weeks. Kysor//Warren has manufacturing facilities located in Columbus, Georgia and Kysor Panel Systems has manufacturing facilities located in Fort Worth, Texas, Goodyear, Arizona and Piney Flats, Tennessee.

Property, Plant and Equipment

We own or lease over 30 commercial properties in the U.S., the U.K., Continental Europe, Canada, China and Thailand, including a corporate office in London, our Technology Center and Global Operating Headquarters in New Port Richey, Florida, manufacturing plants, warehouses and regional offices. We believe each property is appropriately insured, where applicable in accordance with the respective leases.

Our corporate office (which is our principal executive office) is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, U.K. The following table contains information describing our principal operational properties:

Location	Principal Use	Approximate Square Feet	Products Produced	Owned/ Leased
Washington House, 40-41 Conduit Street, London U.K.	Corporate office	4,600	—	Leased
2227 Welbilt Boulevard New Port Richey, FL, U.S.	Technology Center and Global Operating Headquarters.	42,000	—	Owned
Denver, CO, U.S.	Manufacturing plant, engineering facilities and office	168,000	Ice machines	Owned(1)
Columbus, GA, U.S.	Manufacturing plant, warehouse and office Manufacturing plant and office Warehouse, offices and computer room	300,000 140,000 100,000	Refrigerated display cases Refrigeration systems Warehouse	Owned Owned Leased
Conyers, GA, U.S.	Office	10,000	Sales office	Leased
Vernon Hills, IL, U.S.	Office	35,800	—	Leased
Fort Wayne, IN, U.S.	Manufacturing plant and office	358,000	Conveyer ovens, rotisseries and kitchenware	Leased
Barbourville, KY, U.S.	Manufacturing plant, office, land	115,000	Warewashers	Owned
Corbin, KY, U.S.	Warehouse	19,600	Warewashers	Leased
Shreveport, LA, U.S.	Manufacturing plant, engineering facilities and office Manufacturing plant	249,000 135,000	Fryers and other cooking equipment Fryers and other cooking equipment	Owned Owned
Mt. Pleasant, MI, U.S.	Manufacturing plant and office	330,000	Refrigeration equipment	Owned

Cleveland, OH, U.S.	Manufacturing plant and office	180,000	Steam cooking equipment and cook-chill systems	Owned
Freeland, PA, U.S.	Manufacturing plant and office	150,000	Ovens and grills	Owned
Fairfax, SC, U.S.	Manufacturing plant and warehouse	360,000	Ice machines	Owned(2)
Covington, TN, U.S.	Manufacturing plant and office	188,000	Refrigeration equipment	Owned(3)
Piney Flats, TN, U.S.	Manufacturing plant and office	110,000	Walk-in coolers and freezers	Leased
Fort Worth, TX, U.S.	Manufacturing plant and office	118,000	Walk-in coolers and freezers	Owned
Concord, Ontario, Canada	Manufacturing plant and office	116,000	Steam kettles and skillets	Leased
Mississauga, Ontario, Canada	Manufacturing plant and office Manufacturing plant and office	155,000 35,000	Ovens and ranges Ventilation equipment	Leased Leased
Shanghai, China	Manufacturing plant and office	17,000	Ice machines	Leased
Moneteau, France	Manufacturing plant and office	100,000	Cooking equipment	Leased
Eglfing, Germany	Manufacturing plant, office and warehouse	130,000	Combination ovens	Leased
Radevormwald, Germany	Manufacturing plant and office	35,000	Beverage systems	Owned
Castelfranco, Italy	Manufacturing plant and office	242,000	Ice machines and blast chillers	Owned
Milan, Italy	Manufacturing plant, warehouse and office	150,000	Ice machines	Leased
Pietrasanta (LU), Italy	Manufacturing plant and office	5,400	Ice machines	Leased
Bangkok, Thailand	Manufacturing plant and office	45,000	Ice machines	Leased
Aldershot, U.K.	Manufacturing plant and office	20,000	Microwave and combination ovens	Leased
Halesowen, U.K.	Manufacturing plant and office	84,000	Beverage systems	Leased
Rochester, U.K.	Manufacturing plant and office	27,000	Ventilation systems	Leased
Sheffield, U.K.	Manufacturing plant and office	100,000	Ovens, ranges and refrigeration products	Leased

(1)	Subject to industrial revenue bond financing for a current principal amount of $4.3 million due in 2007.
(2)	Subject to industrial revenue bond financing for a current principal amount of $9.3 million due in 2020.
(3)	Subject to industrial revenue bond financing for a current principal amount of $3.2 million due in 2006. When this bond is repaid, the property will be conveyed to us.

For information concerning our rental expenses and commitments under operating leases, see Note 26 to our consolidated financial statements included in this report. We believe our properties and equipment are generally suitable and adequate for the purposes for which they are intended.

In addition to the above properties, we lease several other non-operational properties including four properties for which we retained the lease obligations in 2001 when we sold our building and consumer products division. The last lease within our property portfolio expires in 2017. The aggregate rents payable under these non-operational leases amount to £2.7 million per annum, and rents currently receivable amount to £1.0 million per annum. Provision has been made of an amount that is considered appropriate to cover our estimates of future obligations under these leases.

Environmental Matters

Our products and operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment including those governing the discharge of pollutants into the air, water and soil, the management of hazardous materials and the clean-up of contaminated sites. These laws and regulations impose substantial costs including clean-up costs, fines and civil or criminal sanctions and costs arising from third party property damage or personal injury claims if there are violations of, or liabilities under, environmental laws or non-compliance with environmental permits.

Some of our subsidiaries have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the clean-up of hazardous waste sites. Under these laws, liability for the entire cost of the clean-up of contaminated sites can be imposed upon any current or former site owners or operators or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. In the past our actual liability has typically been immaterial. We do not believe that any liability which might be imposed on us in connection with any known hazardous waste previously used by our subsidiaries, either individually or in the aggregate, will have a material adverse effect upon our business, financial condition, liquidity or results of operations.

Industry and Market Data

We obtained the market and competitive position data used throughout this report from our own research, surveys or studies and from information published in industry or general publications. While we believe that each of the studies and publications that we used is reliable, we have not verified their data through independent sources.

In particular, we base our beliefs about our competitive position as detailed throughout this report on the following sources:

•	market statistics and forecasts published by the National Restaurant Association of America on their website at http://www.restaurant.org during November 2004;

•	market analysis prepared by Euromonitor Consultancy during November 2004;

•	market analysis prepared by Technomic, Inc. during October 2004;

•	Equipment & Supplies Forecasts for 2004 and 2005 published by FER magazine in September 2004;

•	market statistics and forecasts published by the National Associations of Food Equipment Manufacturers in U.S., France, Germany, Italy and U.K.;

•	disclosure documents filed by some of our competitors;

•	an internal “market mapping” study originally prepared in 2001 and updated each year using the 2001 study as a benchmark;

•	various independent analysts’ reports on the food equipment industry; and

•	quarterly reports by MAFSI.

Item 5. Operating and Financial Review and Prospects

You should read this discussion in conjunction with the sections entitled “Item 3. Key Information—Risk Factors” and “—Selected Financial Data” and our consolidated financial statements included in this report.

Our consolidated financial statements are prepared in accordance with U.K. GAAP. These accounting principles differ from U.S. GAAP. A summary of the adjustments to profit/(loss) for the period and equity shareholders’ funds required when reconciling these amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP is presented in Note 28 to the consolidated financial statements included in this report.

Overview

We operate in three segments: food service equipment, food retail equipment and property.

Principal Profit and Loss Account Items

Turnover. Turnover consists of gross sales to third parties less allowances for sales returns, rebates, discounts and other items. Our principal source of turnover is sales of food service equipment, which comprised 82.5% of our turnover in Fiscal 2004 (73.2% of these sales were in North America and 26.8% were in Europe/Asia). Sales of food retail equipment comprised 15.8% of our turnover in Fiscal 2004. Finally, sales and leasing of property comprised 1.7% of our turnover.

Operating Profit. Operating profit represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs and other operating expenses. Costs of sales include raw material components, direct labor costs, fixed and variable overhead costs and depreciation attributable to production. Administrative expenses include research and development on new products, bad debt provisions, depreciation, goodwill amortization, sales and marketing costs, rent on administrative building and professional fees.

Significant Factors Affecting Results of Operations

Acquisitions, Divestitures and Financing Arrangements

We incurred or assumed substantial debt to finance our acquisition of Scotsman Industries in Fiscal 1999 and several smaller acquisitions in Fiscal 2000 and Fiscal 2001. Most of this debt has been repaid with the proceeds of divestitures, discussed below, from our 2002 rights offering and from positive operating cash flows. Our net debt (net debt consists of all borrowings, net of cash at bank and in hand but excludes deferred financing costs) reached £493.8 million at March 31, 2001 but was reduced to £91.3 million at October 2, 2004.

In Fiscal 2001, we sold our former building and consumer products business for gross cash proceeds of £114 million, a loan receivable from the buyer of £20 million and warrants to purchase shares of the buyer. In Fiscal 2002, we received £4.0 million in net proceeds from the sale of shares underlying the warrants and repayment of the £20 million loan together with interest and an early redemption penalty. The results of operations for our building and consumer products division are presented as discontinued operations in our financial statements.

Between September 2001 and June 2002, we sold several smaller non-core businesses for aggregate net proceeds before costs of disposal of £95.3 million. During Fiscal 2004 and Fiscal 2003 we recognized gains of £2.2 million and £3.3 million respectively from the release or expiry of certain warranties granted at the time of the sale of these businesses. These warranties primarily related to the value of net assets including representations related to exposures connected with the pension and tax liabilities of the disposed businesses. These gains are disclosed as profits on disposal of businesses and other assets. During Fiscal 2002, the aggregate operating profit contribution for businesses disposed of in that period was £4.4 million.

The aggregate net proceeds after costs of disposal raised by these divestitures since Fiscal 2001 amounted to £87.3 million, and resulted in exceptional net losses to date of £32.6 million, after the write off of £65.1 million of goodwill previously written off to reserves.

We completed a rights offering on April 9, 2002, issuing 150,174,595 of our ordinary shares. The gross proceeds of the rights offering were £75.1 million (net proceeds of £70.3 million).

In Fiscal 2002, we issued £100 million aggregate principal amount of 10 3/8% senior subordinated notes due April 15, 2012 (our “senior subordinated notes”). We pay interest on our senior subordinated notes on April 15 and October 15 of each year. In order to create the structural subordination of our senior subordinated notes, as required by the lenders under our former credit facilities, during Fiscal 2002 Enodis plc sold substantially all of its assets and liabilities to its indirect subsidiary, Enodis Group Limited.

On September 20, 2004, we repaid the balance outstanding on our senior secured credit facility and entered into a five year unsecured revolving credit agreement. This resulted in a write off during Fiscal 2004 of £2.7 million of deferred financing fees that were previously capitalized - See “Description of Credit and Debt Facilities” discussed below.

Restructuring

From the beginning of Fiscal 2001 to the end of Fiscal 2003, there was a general market decline in the food equipment industry, primarily resulting from a slowdown in the U.S. and European economies. In addition, the events of September 11, 2001 added uncertainty to the outlook for the food equipment industry. During this time, leading restaurant chains curtailed new store openings and refurbishment programs, and many independent restaurant and hotel operators delayed new openings and non-essential replacement of equipment. Supermarket chains underwent significant consolidation and closed many outlets. This industry downturn, coupled with our already significant debt burden, required us to restructure and refocus our business.

In Fiscal 2002, we recognized £9.4 million of exceptional restructuring costs relating to closing surplus food retail manufacturing facilities, including the write-down of inventory at Kysor//Warren reflecting a decline in sales and in our European operations, a range of cost reduction initiatives.

In Fiscal 2003, we recognized £6.1 million of exceptional costs for cost reduction and restructuring measures including the costs of relocating the office of the CEO from the U.K. to the U.S..

Amortization and Impairment of Goodwill

Under U.K. GAAP, goodwill arising from acquisitions is amortized on a straight-line basis over its estimated useful life of 20 years. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. Goodwill previously taken to reserves is charged to the profit and loss account when the related business is sold.

Kysor//Warren was adversely impacted by difficult market conditions and was not profitable in Fiscal 2002. Kysor//Warren also lost market share due to problems with product quality and lack of customer focus. Accordingly during Fiscal 2002, we wrote off all remaining Kysor//Warren goodwill of £48.9 million. No goodwill impairments arose under U.K. GAAP during Fiscal 2003 and 2004.

Foreign Exchange Effects

Because the majority of our businesses are based outside the U.K. (primarily in the U.S.), our results of operations, which are reported in pounds sterling, can be affected by movements in foreign exchange rates between pounds sterling and various currencies, primarily the U.S. dollar. The balance sheets of overseas subsidiary entities are translated into pounds sterling at rates of exchange prevailing at the Fiscal year end. Profit and loss accounts are translated at the average rate for the month in which the profits are earned. Differences arising from the translation of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long term foreign currency borrowings used to finance overseas investment. Transaction differences arising from exchange rate variations on trading transactions are included in operating profit. The approximate average exchange rates for pounds sterling to U.S. dollars used in our accounts in Fiscal 2004 was $1.79, as compared to $1.60 in Fiscal 2003 and $1.47 in Fiscal 2002. The weak U.S. dollar is reflected in lower turnover for us, as the majority of our turnover is recorded in U.S. dollars.

Property Operations

During Fiscal 2004, Fiscal 2003 and Fiscal 2002, we sold some of our property assets. Future revenues from sales of property will depend on the nature and size of the properties sold as well as the timing of disposals, which are determined by management based on market and other considerations. As at October 2, 2004, we held properties with a carrying value of £10.1 million. We expect the annual profits from our property development operations to reduce over time as less profitable plots of land are sold. Additionally, the leases connected with our residual property portfolio will expire over time.

Current Financial and Trend Information

We expect the momentum we have gained during Fiscal 2004 in our U.S. food service equipment market to continue into Fiscal 2005. A large number of chain customers are interested in our Accelerated Cooking Technology® products and systems.

We are experiencing significant increases in materials costs that we believe will continue through Fiscal 2005. In Food Service Equipment - North America we seek to mitigate the additional costs through further price increases and continued focus on our lean operations and cost saving initiatives. In Food Service Equipment - Europe/Asia we saw some inflation this year, and do not expect the same rate of increase in Fiscal 2005 as will be seen in North America. It will be more difficult to pass on cost increases in Food Retail Equipment as this market continues to be challenging.

We have a number of strong European brands including Merrychef and Convotherm where we believe recent and continuing investment will help reinforce and build their market positions. We plan to rationalize manufacturing and reduce our cost base at a number of under-performing European businesses, which we expect will give rise to an exceptional charge of approximately £6 million during Fiscal 2005.

During the first Quarter of Fiscal 2005 we expect to see increased turnover, before the effects of foreign exchange translation, compared to the first Quarter of Fiscal 2004, particularly in Food Service Equipment - North America, our largest business. The increase will be partly offset by increased investments in product development and marketing along with materials cost increases not passed on by our sales price rise, effective January 2005. We expect lower sales during the first Quarter of Fiscal 2005 in Food Retail Equipment due to customers’ project delays.

On balance, we expect our underlying performance in operating profit and net debt for Fiscal 2005, a 52 week period, to continue to demonstrate steady progress.

Results of Operations

We are organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property.

The following table sets forth the components of our consolidated operating profit and loss accounts from our consolidated historical financial statements and as a percentage of turnover of our continuing operations for Fiscal 2004, Fiscal 2003 and Fiscal 2002.

	Fiscal 2004 (53 weeks)		Fiscal 2003 (52 weeks)		Fiscal 2002 (52 weeks)
	(in millions, except percentages)

Turnover:
Global Food Service Equipment	£541.2	82.5%	£552.9	81.4%	£619.1	78.1%
Food Retail Equipment	103.5	15.8%	110.8	16.3%	158.0	19.9%
Property	11.4	1.7%	15.7	2.3%	16.1	2.0%

Total turnover	656.1	100.0%	679.4	100.0%	793.2	100.0%

Operating profit/(loss) before exceptional items:
Global Food Service Equipment	58.0	8.8%	60.9	9.0%	70.5	8.9%
Food Retail Equipment	7.1	1.1%	4.0	0.6%	(3.3)	(0.4%)
Property	2.7	0.4%	5.4	0.8%	8.0	1.0%
Corporate costs	(10.5)	(1.6)%	(9.5)	(1.4)%	(7.6)	(1.0)%
Goodwill amortization	(12.2)	(1.9)%	(13.8)	(2.0)%	(19.0)	(2.4)%
Operating profit before exceptional items:	45.1	6.9%	47.0	6.9%	48.6	6.1%
Operating exceptional items	(3.2)	(0.5)%	(12.5)	(1.8)%	(58.3)	(7.3)%
Operating profit/(loss)	41.9	6.4%	34.5	5.1%	(9.7)	(1.2)%

Profit/(loss) on disposal of businesses	2.2	0.3%	3.3	0.5%	(38.1)	(4.8)%
Net interest payable and similar expenses	(18.8)	(2.9)%	(21.9)	(3.2)%	(37.7)	(4.8)%

Profit/(loss) on ordinary activities before taxation	25.3	3.9%	15.9	2.3%	(85.5)	(10.8)%
Tax on profit/(loss) on ordinary activities	18.7	2.9%	(6.4)	(0.9)%	(1.0)	(0.1)%
Equity minority interest	(0.1)	0.0%	(0.1)	0.0%	(0.2)	(0.0)%

Profit/(loss)	43.9	6.7%	£9.4	1.4%	(£86.7)	(10.9)%

Fiscal 2004 Compared To Fiscal 2003

It should be noted that Fiscal 2004 contained 53 weeks, one week more than the equivalent period for Fiscal 2003. We estimate that this increase represents approximately 2% of our Fiscal 2003 Food Equipment turnover.

Turnover

Our total turnover in Fiscal 2004 was £656.1 million compared to £679.4 million in Fiscal 2003. Our turnover in Fiscal 2004, when compared to Fiscal 2003, has been adversely affected by £51.2 million due to the effects from foreign exchange rate movements, which arise upon the translation into pounds sterling of our overseas results, particularly our U.S. dollar operations. The change in our Fiscal 2004 turnover is analyzed in the discussions of our reportable segments below.

	Fiscal 2004 (53 weeks)		Fiscal 2003 (52 weeks)		Change
	(in millions, except percentages)

Global Food Service Equipment	£541.2	82.5%	£552.9	81.4%	£(11.7)	(2.1)%
Food Retail Equipment	103.5	15.8%	110.8	16.3%	(7.3)	(6.6)%
Property	11.4	1.7%	15.7	2.3%	(4.3)	(27.4)%

Total	£656.1	100.0%	£679.4	100.0%	£(23.3)	(3.4)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations from our Global Food Service Equipment segment.

	Fiscal 2004 (53 weeks)		Fiscal 2003 (52 weeks)		Change
	(in millions, except percentages)

North America	£395.9	73.2%	£408.4	73.9%	£(12.5)	(3.1)%
Europe/Asia	145.3	26.8%	144.5	26.1%	0.8	0.6%

Total Global Food Service Equipment	£541.2	100.0%	£552.9	100.0%	£(11.7)	(2.1)%

Turnover in the Global Food Service Equipment segment decreased by £11.7 million, or 2.1%, to £541.2 million in Fiscal 2004 from £552.9 million in Fiscal 2003 due to the effects of adverse foreign exchange rate movements more than offsetting the effects from improved volumes and the inclusion of an additional week of trading in Fiscal 2004.

Turnover in our North American operations decreased by £12.5 million from £408.4 million in Fiscal 2003 to £395.9 million in Fiscal 2004. This decrease was attributable to £39.5 million from adverse foreign exchange rate movements, which more than offset a 7% (2% of which was due to the extra week) improvement in turnover arising from increased volumes and sales price increases. The increase in volume was attributable to a number of factors: the return of general market confidence, in particular by Quick Service Restaurant Chains, and demand for replacement equipment as our customers’ capital expenditure restrictions eased and their menu expansion necessitated new equipment supported by the introduction of our new products. Before the effects of adverse foreign exchange rate movements, almost all our Food Service Equipment - North American businesses increased turnover, with particularly strong performance in our ice, refrigeration and fryer operations.

Turnover from Europe/Asia increased by £0.8 million, or 0.6%, to £145.3 million in Fiscal 2004 from £144.5 million in Fiscal 2003. Compared to Fiscal 2003, increased volumes, mainly from market improvements and sales of new products, at our European beverage and at European and Asian ice businesses of £6.7 million more than offset the effects of adverse foreign exchange rate movements of £0.5 million and market declines elsewhere in the U.K. and Continental Europe of £5.4 million.

Food Retail Equipment. Turnover decreased by £7.3 million, or 6.6%, to £103.5 million in Fiscal 2004 from £110.8 million in Fiscal 2003. Our Fiscal 2004 turnover was adversely affected by £11.2 million of foreign exchange rate movements, which offset £3.9 million of improved comparable turnover, mainly due to improved performance at Kysor Panel Systems and improved volumes at Kysor//Warren de Mexico.

Property. We sold a further phase of our Felsted, U.K. property development which gave rise to turnover of £10.3 million during Fiscal 2004. This is a decrease of £5.4 million from turnover of £15.7 million in Fiscal 2003 as we developed a smaller plot of land in Fiscal 2004 compared to Fiscal 2003. We also recognized an additional £1.1 million of turnover during Fiscal 2004 as we disposed of several smaller property holdings.

Operating Profit/(Loss) before Exceptional Items

Our Fiscal 2004 operating profit before exceptional items decreased by 4.0% during Fiscal 2004 when compared to Fiscal 2003. This arose due to adverse foreign exchange rate movements of £3.9 million as well as increased materials costs during Fiscal 2004. These adverse factors were partially offset by improved volumes, especially at our North American ice, refrigeration and fryer businesses, and the inclusion of an extra week’s trading, as discussed above. The movements in our Fiscal 2004 operating profits are analyzed in our discussions below.

	Fiscal 2004 (53 weeks)		Fiscal 2003 (52 weeks)		Change
	(in millions, except percentages)

Global Food Service Equipment	£58.0	128.6%	£60.9	129.6%	£(2.9)	(4.8)%
Food Retail Equipment	7.1	15.7%	4.0	8.5%	3.1	77.5%
Property	2.7	6.0%	5.4	11.5%	(2.7)	(50.0)%
Corporate Costs	(10.5)	(23.3)%	(9.5)	(20.2)%	(1.0)	(10.5)%
Goodwill Amortization	(12.2)	(27.0)%	(13.8)	(29.4)%	1.6	11.6%

Total	£45.1	100.0%	£47.0	100.0%	£(1.9)	(4.0)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	Fiscal 2004 (53 weeks)		Fiscal 2003 (52 weeks)		Change
	(in millions, except percentages)

North America	£51.3	88.4%	£50.7	83.3%	£0.6	1.2%
Europe/Asia	6.7	11.6%	10.2	16.7%	(3.5)	(34.3)%

Total Global Food Service Equipment	£58.0	100.0%	£60.9	100.0%	£(2.9)	(4.8)%

Our North American operating profit increased by 1.2% or £0.6 million to £51.3  million in Fiscal 2004 from £50.7 million in Fiscal 2003. Our operating profits increased by £5.5 million due to improved volumes, including the effect of the extra week. During Fiscal 2004 we faced significant materials inflation and margin pressures, however we were able to mitigate these through price increases on most of our products and cost reduction measures, including lean operating and purchasing cost saving initiatives. Our improved performance was partially offset by £4.9 million due to the effects adverse foreign exchange rate movements.

We do not anticipate any relaxation of materials cost pressures and we will continue to seek to mitigate these through the combination of further price increases and our lean operating and purchasing cost saving initiatives.

In comparison to Fiscal 2003, our Fiscal 2004 operating profits in Europe/Asia showed mixed results. Our Fiscal 2004 operating profit decreased by £3.5 million, or 34.3%, to £6.7 million. Fiscal 2004 benefited by £3.1 million due to increased volumes at our European beverage and ice businesses, however this was more than offset by poor performances elsewhere in the U.K. and Continental Europe, including the non repeat of a major chain roll out in Fiscal 2003 in the U.K. and increased Fiscal 2004 product development costs in Germany. These increased costs were incurred in preparation for our September 2004 launch of a complete new product line at Convotherm. To maximize the benefit of this new product line we intend to increase marketing expenditure to help us aggressively pursue particular market share gains where we currently hold only a small proportion of the market share.

Food Retail Equipment. Our Fiscal 2004 food retail operating profits increased to £7.1 million from £4.0 million in Fiscal 2003. £1.2 million of this increase was attributable to improved volumes at both Kysor Panel Systems and at Kysor//Warren de Mexico. Our improved volumes in Mexico were attributable to increased demand to large supermarket chains. Additionally, during Fiscal 2003 we provided for the estimated costs to settle an outstanding legal claim. This claim was settled during Fiscal 2004 and this benefited our Fiscal 2004 results by £2.8 million. Foreign exchange rate movements of £0.5 million adversely affected our Fiscal 2004 results compared to our Fiscal 2003 results. As in Food Service Equipment North America, we are seeing increasing materials costs.

During Fiscal 2004, Kysor//Warren continued its trend of improved profitability. Kysor//Warren is now on a stable operational footing, and we will continue to attack the challenges of a difficult market in which our U.S. supermarket customer base faces strong pressure from its competitors.

Property. Operating profit before exceptional items from the development and sale of a further phase of our Felsted, U.K. property was £3.6 million in Fiscal 2004, compared to £5.4 million in Fiscal 2003. Annual profits from property development are expected to continue to reduce over time as less profitable areas of land are sold and as leases expire. During Fiscal 2004 we disposed of several smaller property holdings without any gain or loss. During Fiscal 2004 we also increased our property provisions by £0.9 million in connection with our residual property portfolio.

Corporate Costs. Corporate costs before exceptional items have increased by £1.0 million to £10.5 million in Fiscal 2004 due to increased compensation, corporate governance and compliance costs.

Goodwill Amortization. Goodwill amortization decreased by £1.6 million to £12.2 million in Fiscal 2004 from £13.8 million in Fiscal 2003. This decrease was due to the effects of foreign exchange rate movements. This charge does not affect our cash flows.

Operating Exceptional Items.

During Fiscal 2004 we incurred £3.2 million of operating exceptional items compared to £12.5 million in Fiscal 2003. Our Fiscal 2004 exceptional items were in connection with additional legal fees accrued for the Consolidated Industries litigation case. See - “Item 8. Financial Information - Legal Proceedings”. During Fiscal 2003 we accrued £3.1 million in relation to this matter. During Fiscal 2003, we also incurred £6.1 million for cost reduction and restructuring measures and £3.3 million for liabilities for vacant leasehold properties.

Profit on Disposal of Businesses.

We recognized a £2.2 million profit on disposal of businesses during Fiscal 2004, compared to £3.3 million during Fiscal 2003. In both periods, the profits arose due to the expiration or release of accruals associated with warranties and indemnities that were given at the time of the disposal of non-core businesses. These warranties primarily related to the value of net assets including representations related to exposures connected with the pension and tax liabilities of these businesses.

Net Interest Payable and Similar Expenses.

Net interest payable and similar expenses before exceptional items were £16.1 million during Fiscal 2004 compared with £21.9 million in Fiscal 2003. £1.4 million of the decrease from Fiscal 2003 is due to lower deferred finance amortization along with £1.3 million due to the effect of favorable foreign exchange rate movements. The remaining decrease in interest costs of £3.1 million is a result of lower average debt balances during Fiscal 2004 of £116 million compared to £163 million during Fiscal 2003. During Fiscal 2004 we replaced our senior secured borrowings with a new revolving credit facility. This resulted in £2.7 million of previously capitalized deferred financing costs being written off during Fiscal 2004. These costs are disclosed as exceptional items in our Fiscal 2004 results.

We continually review ways in which to manage our interest charge. This may include a number of initiatives regarding either changes to existing debt or replacing it with new debt. These initiatives could include (but would not be limited to) buying back our senior subordinated notes, subject to certain covenants, if we consider it advantageous to do so.

Tax on Profit/(Loss) on Ordinary Activities.

During Fiscal 2004 we recognized a tax benefit of £18.7 million compared to a tax charge of £6.4 million during Fiscal 2003. This £25.1 million decrease in taxes from Fiscal 2003 to Fiscal 2004 was due to a decrease in our current tax expense in Fiscal 2004 of £0.3 million and £25.4 million of deferred tax benefits, partially offset by £0.6 million of lower tax relief on exceptional items.

Our review of the expected impact of the recovery in our U.S businesses, our historical levels of taxable income in the U.S and our related tax planning strategies has led us to recognize an additional deferred tax asset principally relating to the benefit arising from our past U.S. tax losses of £23.9 million. During Fiscal 2003 we recognized a deferred tax expense of £1.5 million. As at October 2, 2004 we recognized £47.2 million of net deferred tax assets compared to £23.8 million as at September 27, 2003. Our principal recognized deferred tax asset relates to £22.5 million (2003: £9.6 million) of U.S. operating losses. We anticipate that these losses will be used in various stages through Fiscal 2007, when the bulk of our available losses expire.

Our current tax charge for Fiscal 2004 was £6.4 million, compared to £6.7 million in Fiscal 2003. The reduction in current tax from Fiscal 2003 is principally attributable to the change in the mix of our global taxable profits. The tax benefit of exceptional items for Fiscal 2004 was £1.2 million compared to £1.8 million for Fiscal 2003.

Our U.S operating losses are subject to specific shareholder continuity requirements being met, as well as expiration dates which commence in stages from 2007 to Fiscal 2010, when they will fully expire if unused.

Fiscal 2003 Compared To Fiscal 2002

Turnover

Total turnover decreased by £113.8 million, or 14.3%, to £679.4 million in Fiscal 2003 from £793.2 million in Fiscal 2002. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

	Fiscal 2003 (52 weeks)		Fiscal 2002 (52 weeks)		Change
	(in millions, except percentages)

Global Food Service Equipment	£552.9	81.4%	£619.1	78.1%	(£66.2)	(10.7)%
Food Retail Equipment	110.8	16.3%	158.0	19.9%	(47.2)	(29.9)%
Property	15.7	2.3%	16.1	2.0%	(0.4)	(2.5)%

Total	£679.4	100.0%	£793.2	100.0%	(£113.8)	(14.3)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations from our Global Food Service Equipment segment.

	Fiscal 2003 (52 weeks)		Fiscal 2002 (52 weeks)		Change
	(in millions, except percentages)

North America	£408.4	73.9%	£474.1	76.6%	(£65.7)	(13.9)%
Europe/Asia	144.5	26.1%	145.0	23.4%	(0.5)	(0.3)%

Total Global Food Service Equipment	£552.9	100.0%	£619.1	100.0%	(£66.2)	(10.7)%

Turnover in the Global Food Service Equipment segment decreased by £66.2 million, or 10.7%, to £552.9 million in Fiscal 2003 from £619.1 million in Fiscal 2002 due to the effect of disposals of businesses, foreign exchange rate movements and a decline in volumes.

Turnover in our North American operations decreased by £65.7 million from £474.1 million in Fiscal 2002 to £408.4 million in Fiscal 2003. This decrease was attributable to turnover in Fiscal 2002 of £25.0 million from businesses that were disposed of during Fiscal 2002, along with £33.4 million from foreign exchange rate movements. Additionally, the capital expenditure reductions by certain quick service restaurant chains more than offset increased turnover to other customers resulting in a net £7.3 million decline in turnover from Fiscal 2002 to Fiscal 2003.

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

Operating Profit/(Loss) before Exceptional Items

Operating profit before exceptional items decreased by £1.6 million, or 3.3%, to £47.0 million in Fiscal 2003 from £48.6 million in Fiscal 2002. The reasons for this decrease are analyzed in our discussions below.

	Fiscal 2003 (52 weeks)		Fiscal 2002 (52 weeks)		Change
	(in millions, except percentages)

Global Food Service Equipment	£60.9	129.6%	£70.5	145.1%	(£9.6)	(13.6)%
Food Retail Equipment	4.0	8.5%	(3.3)	(6.8)%	7.3	n/m
Property	5.4	11.5%	8.0	16.5%	(2.6)	(32.5)%
Corporate Costs	(9.5)	(20.2)%	(7.6)	(15.7)%	(1.9)	(25.0)%
Goodwill Amortization	(13.8)	(29.4)%	(19.0)	(39.1)%	5.2	27.4%

Total	£47.0	100.0%	£48.6	100.0%	(£1.6)	(3.3)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	Fiscal 2003 (52 weeks)		Fiscal 2002 (52 weeks)		Change
	(in millions, except percentages)

North America	£50.7	83.3%	£60.8	86.2%	(£10.1)	(16.6%)
Europe/Asia	10.2	16.7%	9.7	13.8%	0.5	5.2%

Total Global Food Service Equipment	£60.9	100.0%	£70.5	100.0%	(£9.6)	(13.6%)

Operating profit before goodwill amortization and exceptional items from our Global Food Service Equipment segment decreased by £9.6 million, or 13.6%, to £60.9 million in Fiscal 2003 from £70.5 million in Fiscal 2002, due to the effect of operating profits in connection with businesses disposed of during Fiscal 2002 of £2.2 million, the impact of adverse foreign exchange rate movements of £3.4 million as well as reductions in volumes and market share which are discussed below.

The results from North America decreased by £10.1 million, or 16.6%, to £50.7 million in Fiscal 2003 from £60.8 million in Fiscal 2002 due to the loss of profits from businesses disposed of during Fiscal 2002 of £1.7 million and the impact of adverse foreign exchange rate movements of £4.1 million. The impact of lower turnover to certain quick service restaurant chains, as well as pricing and margin pressure at our refrigeration business reduced our operating profits, however this was limited due to the positive effects of our cost reduction programs resulting in an overall decline from Fiscal 2002 of £4.3 million.

Operating profit before goodwill amortization and exceptional items in Europe/Asia increased by £0.5 million, or 5.2%, to £10.2 million in Fiscal 2003 from £9.7 million in Fiscal 2002. The effect on operating profits of businesses disposed of during Fiscal 2002 was £0.5 million, which was more than offset by favorable gains from foreign exchange rate movements of £0.7 million during Fiscal 2003 along with £0.3 million due to stronger performance in other U.K. businesses from Fiscal 2002 to Fiscal 2003.

Food Retail Equipment. Operating profit before goodwill amortization and exceptional items increased by £7.3 million to a profit of £4.0 million in Fiscal 2003 from a loss of £3.3 million in Fiscal 2002. The impact of profits associated with businesses disposed of in Fiscal 2002 was £2.2 million. This, along with the effect of the reduction in market share, was offset by favorable foreign exchange rate movements of £0.4 million, cost savings at Kysor//Warren, where the introduction of lean manufacturing was a major factor, and improved margins and cost controls at Kysor Panel Systems.

Property. Operating profit before exceptional items from the development and sale of a further phase of our Felsted, U.K. property was £5.4 million in Fiscal 2003, compared to £8.0 million in Fiscal 2002. Annual profits from property development are expected to continue to reduce over time.

Corporate Costs. Corporate costs before exceptional items have increased by £1.9 million to £9.5 million in Fiscal 2003 due to pension-related charges of £0.9 million and an increased cost burden arising from U.K. and U.S. corporate governance requirements.

Goodwill Amortization. Goodwill amortization decreased by £5.2 million to £13.8 million in Fiscal 2003 from £19.0 million in Fiscal 2002. This decrease was due to the effects of a goodwill impairment of £48.9 million recorded as an exceptional item during the third quarter of Fiscal 2002, coupled with the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items.

We recognized operating exceptional items of £12.5 million in Fiscal 2003. During Fiscal 2003, we announced a restructuring and cost reduction program, which included salaried headcount reductions and the relocation of the CEO’s office to New Port Richey, Florida. Further restructuring programs were also announced in Europe. Our Fiscal 2003 costs for this program amounted to £6.1 million. Of these costs, £1.4 million are included within corporate costs and the remainder is included within our Global Food Service Equipment segment.

As a result of a slowdown in the property market, £3.3 million was recognized during Fiscal 2003 in respect of vacant leasehold properties held within our Property segment.

During Fiscal 2003, we reassessed our accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgment on certain of the claims totaling $8.6 million. This resulted in litigation costs and increased legal fee accruals of £3.1 million during Fiscal 2003, which are included within corporate costs.

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

Profit/(Loss) on Disposal of Businesses.

Profit on disposal of businesses during Fiscal 2003 totaled £3.3 million. Of this gain, £2.5 million arose following the payment of £1.3 million to obtain the release of the majority of the warranties and indemnities that we gave at the time of the disposal of one of our non-core businesses. As a result, remaining accruals of £2.5 million were reversed and credited to the profit and loss account during Fiscal 2003. The remaining gain of £0.8 million arose from the release of provisions recognized as a result of certain disposals made during Fiscal 2002. These warranties primarily related to the value of net assets including representations related to exposures connected with the pension and tax liabilities of these businesses. The loss on disposal of businesses during Fiscal 2002 amounted to £38.1 million and arose due to the net loss on disposal of non-core food equipment businesses.

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

Tax on Profit/(Loss) on Ordinary Activities.

Tax on profit/(loss) on ordinary activities increased by £5.4 million from £1.0 million during Fiscal 2002 to £6.4 million during Fiscal 2003. This was due to the benefit in Fiscal 2002 from the release of an accrual of £3.8 million following the settlement of a U.S. tax audit, along with an increase in taxable profits in our European and Canadian businesses during Fiscal 2003. The tax benefit of exceptional items was £1.8 million for Fiscal 2003 compared to £0.2 million for Fiscal 2002.

At the end of Fiscal 2003, we expected that it would take some time for certain deferred tax assets, principally in respect of U.S. operating losses and other assets, to be recovered, and these assets were therefore not recognized under U.K. GAAP . At September 27, 2003, we had approximately £162.9 million, £80.7 million and £9.4 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively.

U.S. GAAP Reconciliation

Our profit before tax (before the cumulative effect of a change in accounting principle) under U.S. GAAP was £32.7 million for Fiscal 2004 compared to £34.1 million in Fiscal 2003. The net profit under U.S. GAAP for Fiscal 2004 was £25.5 million, compared to £43.9 million for the same period under U.K. GAAP. The primary differences between U.K. GAAP and U.S. GAAP on net profit/(loss) for Fiscal 2004 relate to lower deferred taxation credits under U.S. GAAP of £25.9 million and additional U.S. GAAP pension costs of £3.2 million. These items were partially offset by a U.S. GAAP goodwill amortization adjustment of £12.1 million.

Under U.K. GAAP, goodwill is amortized over a period of 20 years, while under U.S. GAAP goodwill is not amortized but is subject to annual impairment tests. Our U.S. GAAP accounting policies are in accordance with SFAS 142. When we adopted SFAS 142 at the beginning of Fiscal 2003, we recorded a transitional goodwill impairment of £84.9 million.

Other adjustments to profit/(loss) for Fiscal 2004 when reconciling from U.K. GAAP to U.S. GAAP include immaterial amounts relating to derivative instruments, restructuring and relocation charges, loss contingencies, leasing transactions and interest capitalization.

The U.S. GAAP profit after tax for Fiscal 2004 is represented by a profit of £23.3 million from continuing operations and a gain on sale of £2.2 million from discontinued operations. The gain on sale of discontinued operations is discussed under “Profit/(Loss) on Disposal of Businesses and Other Assets” above.

Presentational differences also exist between U.K. GAAP and U.S. GAAP relating to exceptional items, non-operating profits, deferred financing costs and deferred taxation.

For a further explanation of the differences between U.K. GAAP and U.S. GAAP, please refer to Note 28 to our consolidated financial statements included in this report.

Liquidity and Capital Resources

Our net debt was reduced by £48.4 million to £91.3 million at the end of Fiscal 2004 from £139.7 million at the end of Fiscal 2003. £37.7 million of this reduction is attributable to our Fiscal 2004 cash inflows before financing activities, along with £10.3 million due to favorable foreign exchange rate movements and £0.4 million of proceeds from shares issued. See our discussion of “Historical Cash Flows” below.

On October 2, 2004, we had £52.4 million of cash and cash equivalents compared to £77.7 million at the end of Fiscal 2003. We used £25.3 million in cash and cash equivalents, along with £37.7 million of net cash inflows before financing activities to repay bank borrowings during Fiscal 2004.

At the end of Fiscal 2004, we had £54.4 million of borrowing availability under our borrowing facilities, compared to £34.0 million at the end of Fiscal 2003. Borrowing availability under our revolving credit facility depends upon our ongoing compliance with financial limitations set forth in our facility agreements. Details of these limitations are discussed in “Item 3. Key Information - Risk Factors-We are subject to debt covenants which limit our operating flexibility”.

Due to the seasonality of our business, the majority of our net cash inflows from operating activities generally arise during the second half of our fiscal year. We expect this trend to continue in Fiscal 2005. Additionally, property turnover from our development at Felsted, U.K., and the resulting cash inflows usually arise during the fourth quarter of our fiscal year. We expect this to repeat during Fiscal 2005, although the amount of the proceeds from property disposals is expected to be lower than in Fiscal 2004 as previously discussed. During Fiscal 2005 we expect to face increased materials costs which we intend to mitigate through increases in our selling price as well as by applying lean manufacturing and purchasing cost saving initiatives. Additionally, we expect to incur £2 million of costs relating to a corporate restructuring to allow us to be able to pay dividends in the future. We also plan to rationalize manufacturing and reduce our cost base at a number of under-performing European businesses, which we expect will give rise to an exceptional charge of approximately £6 million during Fiscal 2005. These expenses will be partially offset by lower interest payments due to reduced average principal balances and lower interest rates on our new revolving credit facility. On an annual basis, our historical cash inflows from operating activities have more than met our requirements to fund operating activities (including research and development), tax payments, servicing of debt and net capital expenditure. We expect that our future cash flows from operating activities will continue to meet our operational funding requirements in the short and long term.

Various contractual obligations impact our liquidity and capital resources. Our most significant obligations are associated with the service and repayment of our long term debt. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of commodities, raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. See our discussion of “Contractual Payment Obligations” below.

One of our subsidiaries, Enodis Corporation, is a party to several lawsuits relating to a former subsidiary, Consolidated Industries Corp. ("Consolidated"). See “Item 8. Financial Information-Legal Proceedings”. Consolidated is currently in bankruptcy and is a defendant in a number of lawsuits seeking damages for alleged defects in its products. The bankruptcy trustee for Consolidated has asserted numerous claims against Enodis Corporation relating to Consolidated and, as a result, has obtained decisions against Enodis for an aggregate of $52 million, inclusive of prejudgment interest. The bankruptcy trustee also received decisions adverse to it in connection with some of the claims it had asserted against Enodis. Both Enodis and the Trustee intend to appeal these decisions. If these appeals or any of the other lawsuits pending against Enodis relating to Consolidated are finally decided in a manner adverse to us, the determination could have a material adverse effect on our results of operations, financial condition and liquidity. This would require us to utilize cash on hand as well as to draw against our revolving credit facility to cover any such liabilities. Under applicable U.S. appeal procedures, we secured the possible payment of the $52 million of adverse decisions against us with letters of credit issued under our credit facility. Accordingly, our availability under the credit facility already takes into account the possible payment of these adverse decisions.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	Fiscal 2004 (53 weeks)	Fiscal 2003 (52 weeks)	Fiscal 2002 (52 weeks)

Net cash inflow from operating activities before exceptional items	£75.3	£80.0	£100.0
Net cash outflow from operating exceptional items	—	(6.5)	(27.4)

Net cash inflow from operating activities	75.3	73.5	72.6

Capital expenditure and financial investment	(13.4)	(9.4)	(9.0)
Acquisitions and disposals	(0.8)	(1.3)	88.6

	(14.2)	(10.7)	79.6

Financing activities	(62.6)	(32.5)	(72.7)

Operating Activities

Our cash receipts from customers totaled £653.3 million during Fiscal 2004 compared to £685.9 million during Fiscal 2003. When compared to Fiscal 2003, cash received from customers during Fiscal 2004 increased by £18.6 million before the effects of foreign exchange rate movements. In addition to the effects from our increased turnover, our accounts receivable balances were reduced by £2.1 million during Fiscal 2004. These cash inflows were more than offset by the translation effect of £51.2 million due to adverse foreign exchange rate movements.

Operating cash payments during Fiscal 2004 totaled £578.0 million compared to £612.4 million during Fiscal 2003. When compared to Fiscal 2003, we increased our operating cash payments by £11.8 million due to the effect of additional purchases of inventory to support increases in our production activities, along with additional payments associated with payroll and corporate costs. At the end of Fiscal 2004 we had increased our accounts payable balances connected with operating activities by £21.7 million compared to the end of Fiscal 2003. The increase in our production activities and our accounts payable balances will impact our cash outflows during Fiscal 2005. In comparison to Fiscal 2003, our Fiscal 2004 operating cash payments were reduced by the translation effect of £46.2 million due to adverse foreign exchange rate movements.

Net cash used for current year operating exceptional items was £nil during Fiscal 2004 and £6.5 million during Fiscal 2003. The Fiscal 2003 operating exceptional items principally represented costs associated with rationalizing administration functions and simplifying management structures.

Over the 52 week period of Fiscal 2005 we expect to maintain positive cash inflows from operating activities, however we believe that our results will reflect additional payments for sales and marketing costs in connection with new products along with the effects from increased sales prices and materials cost inflation. Additionally, we expect to pay £2 million relating to a corporate restructuring to allow us to be able to pay dividends in the future, as well as £6 million relating to our plans to rationalize manufacturing and reduce our cost base at a number of under-performing European businesses. We expect to be able to benefit from lower interest payments in Fiscal 2005 due to reduced average principal balances and lower interest rates under our new revolving credit facility.

During Fiscal 2003, we benefited from net cash inflows of £11.1 million from reduced working capital balances.

Capital Expenditure and Financial Investment

Net cash used for these activities was £13.4 million, £9.4 million and £9.0 million in Fiscal 2004, Fiscal 2003 and Fiscal 2002 respectively. Our Fiscal 2004 payments are related to our investment in information technology, ERP systems and investment costs for the development of new products in Continental Europe. We expect to incur increased costs relating to our continued investment in these areas, as they are key to our efforts to be both competitive and innovative in the food equipment industry.

At October 2, 2004, we had £3.3 million in outstanding contracts to purchase fixed assets. We expect to fund these commitments using cash from operating activities.

Acquisitions and Disposals

During Fiscal 2004 we paid £0.8 million to acquire the remaining share capital of the Convotherm group of companies. Previously, we only owned 91% of these operations. During Fiscal 2003, we paid £1.3 million to obtain the release of the majority of the warranties and indemnities that we gave at the time of the disposal of a non-core business. As a result the remaining provisions of £2.5 million, along with £0.8 million of remaining provisions from other disposals were credited to the profit and loss account during Fiscal 2003.

Financing Activities

Net cash used for financing activities was £62.6 million during Fiscal 2004, compared to £32.5 million during Fiscal 2003 and £72.7 million during Fiscal 2002. In addition to matters discussed above under “Liquidity and Capital Resources”, cash inflows of £0.4 million arose from the exercise of stock options during Fiscal 2004.

Off-Balance Sheet Arrangements

We have entered into various hedging arrangements, some of which are not required to be reflected on balance sheet under U.K. GAAP. Certain of these arrangements are reasonably likely to have a future effect on our financial condition, revenues or expenses, results of operations, liquidity or capital resources. These arrangements include forward foreign currency contracts and cross currency swaps, which we use to reduce exposure to foreign currency risk. We amend these instruments from time to time to ensure that we have adequate funding flexibility and availability to meet our ongoing liquidity and currency exposures. We regularly monitor the terms of these instruments. We believe that similar hedging instruments are readily available to us. Details about these hedging arrangements including the amounts of our current hedging instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Contractual Payment Obligations

We are a party to various contractual obligations involving commitments to make payments to third parties. Our most significant obligations are associated with the servicing and ultimate repayment of our long term debt. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. We enter into these arrangements to facilitate an adequate supply of certain materials and services, as well as to lock in to pre-determinable pricing levels. These supply contracts are typically for a period of 12 to 24 months. As these obligations are under executory contracts, no liability is recognized until goods are received or services are rendered.

As of October 2, 2004, our obligations and commitments to make future payments were as follows:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Borrowings(1) (2)	£142.3	£7.8	£4.2	£28.5	£101.8
Other creditors falling due within one year (1) (3) (4)	169.5	169.5	—	—	—
Finance lease obligations(1) (5)	2.1	0.2	0.4	0.4	1.1
Operating leases obligations(1)	56.1	7.2	10.6	9.4	28.9
Unconditional purchase obligations(1)	5.0	5.0	—	—	—
Property provisions(1)	3.2	1.6	1.0	0.1	0.5
Total Contractual Obligations	£378.2	£191.3	£16.2	£38.4	£132.3

(1)	Based upon exchange rates as at October 2, 2004
(2)	Excludes £4.6 million of deferred financing charges and £1.4 million of financing costs which are included under finance lease obligations
(3)	Excludes £0.5 million of deferred income
(4)	Note 17 to our financial statements includes provisions for warranties and pensions of £13.3 million and £0.3 million respectively. As disclosed in our financial statements, it is not possible to estimate, with certainty, the timing of the all of the payments for these provisions; however, we currently estimate that £0.4 million will be paid in respect of pension and post retirement obligations within the next 12 months. These obligations are not included in the above table of contractual obligations.
(5)	Including future financing charges.

Other creditors falling due within one year consists of trade creditors, other creditors, current tax, other tax, social security liabilities and accruals. We expect that these obligations will be met from the use of cash at bank and in hand and the expected Fiscal 2005 proceeds from accounts receivable. As at October 2, 2004 we also had £54.4 million of borrowing availability under our revolving credit facility.

The above table excludes any projections for servicing our external borrowings. Based on our external borrowings at October 2, 2004, assuming that LIBOR remains constant over Fiscal 2005, our Fiscal 2005 interest costs would be approximately £12 million. We also have standby letters of credit totaling £42.6m as of October 2, 2004.

Taxes will also be payable against certain of our Fiscal 2005 profits, however we currently benefit from the effect of brought forward U.S. tax losses in minimizing cash taxes and currently pay below 20% of our profit before tax, goodwill amortization and exceptional items in taxes.

Research and Development

Our policy is to expense research and development costs as they are incurred. Research and development expenditures for Fiscal 2004, 2003 and 2002 were £14.3 million, £13.2 million and £13.4 million respectively. We expect to maintain similar levels of investment in research and development in the future.

Description of Credit and Debt Facilities

On September 17, 2004, our direct subsidiary, Enodis Holdings Limited, entered into a five year unsecured revolving credit agreement with most of our significant subsidiaries as borrowers and/or guarantors, replacing a senior secured credit agreement previously entered into in Fiscal 2002. Under our new facility, The Royal Bank of Scotland acts as issuing bank and Facility Agent.

Our revolving credit facility comprises a $225.0 million multi-currency facility which can be used for general corporate purposes and for issuing letters of credit. We repaid a total of $70 million in September 2004 to settle our previous facility. This was funded by $40 million drawn down from our new revolving credit facility, along with $30 million of cash on hand. As of October 2, 2004 we had borrowings outstanding under this facility of £28.3 million, letters of credit totalling £42.6 million and borrowing availability of £54.4 million. Our borrowing availability as of September 27, 2003 was £34.0 million.

Our revolving credit facility contains customary financial and operating covenants including, among other things, covenants to maintain minimum ratios of EBITDA to total interest costs and maximum ratios of total net debt to EBITDA. Our revolving credit facility also includes covenants relating to the making of acquisitions, disposals, certain restricted payments, mergers and liens. Advances under our revolving credit facility bear interest at LIBOR or EURIBOR plus a margin based on our ratio of total net debt to EBITDA. A commitment fee based on the undrawn amount of the facility commitment is payable quarterly in arrears. The facility contains customary events of default including without limitation, failure to make payments under the facility, breach of financial or general covenants, mis-representations, cross-default in respect of other indebtedness in excess of £5.0 million, insolvency, bankruptcy and any material adverse change as defined in the agreement.

As at October 2, 2004 we were in compliance with our banking covenants.

During Fiscal 2002 we issued £100 million aggregate principal amount of 10 3/8% senior subordinated notes due April 15, 2012, all of which is still outstanding. We are required to pay interest of £5.2 million on the senior subordinated notes on April 15 and October 15 of each year. The senior subordinated notes are governed by the terms of an indenture between Enodis plc and The Bank of New York, a New York banking corporation, acting through its London branch, as Trustee. The senior subordinated notes also include those terms made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

The senior subordinated notes are unsecured senior obligations and, as such, rank senior to all of our existing and future subordinated obligations and, effectively, to our common stock upon a liquidation. They rank junior to all of the existing and future indebtedness and other liabilities of our subsidiaries including borrowings made under our revolving credit facility, and to all of our existing and future secured indebtedness to the extent of the value of the collateral securing those obligations.

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

The indenture governing the senior subordinated notes limits our ability to do any of the following:

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

We have also borrowed funds under several industrial revenue bonds, the majority of which bear interest at rates that are adjusted based on market movements and were between 1.8% and 6.1% during Fiscal 2004. At October 2, 2004 and September 27, 2003, respectively, an aggregate of £9.3 million and £10.0 million was outstanding under industrial revenue bonds. The principal on these bonds falls due through to 2020.

Dividend Policy

See “Item 8 - Financial Information - Dividend Policy”.

Critical Accounting Policies and Estimates

To prepare our consolidated financial statements and related disclosures under U.K. and U.S. GAAP, we are required to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements. We consider the policies described below to be critical in preparing our consolidated financial statements. To the extent that our actual results differ from these judgments, assumptions and estimates, or additional facts and circumstances cause us to revise these estimates in the future, adjustments would materially increase or decrease our reported profit/(loss) in the period in which the determination was made.

Deferred Taxation - Under U.K. GAAP deferred taxes are provided on timing differences that result in obligations at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxable income in periods different from those in which they are included in financial statements. Additionally, tax credit carryforwards are also classified as deferred tax assets.

Under U.K. GAAP, our accounting policy is not to discount deferred tax assets and liabilities. Deferred tax liabilities are recognized in full, while deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered. The recovery of deferred tax assets depends upon our ability to generate suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In circumstances where it is expected to take some time for tax losses to be realized the related deferred tax assets have not been recognized. If we do not have suitable taxable profits in the future to recover deferred tax assets recognized, then we could experience a material adverse effect on our profit/(loss). As at October 2, 2004 we recognized £47.2 million of net deferred tax assets under U.K. GAAP.

Under U.S. GAAP, deferred tax assets and liabilities are recognized for the future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for operating losses, capital losses and tax credits available to be carried forward. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based upon available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax asset will not be realized. When we believe a valuation allowance is necessary, we record a reduction to the net deferred tax assets, with a corresponding charge to our statement of profit/(loss). In the event that we determine that we would be able to realize our deferred tax assets that are available in excess of our net recorded amount, a decrease to the valuation allowance would arise in the period in which we make that determination. As at October 2, 2004, under U.S. GAAP we had net deferred tax assets totaling £110.4 million which were partially offset by £75.0 million of valuation allowance.

Under U.K. GAAP in connection with the tax benefits associated with our U.S. operating loss carryforwards not currently recognized, an increase in our expected U.S. taxable profits could result in additional deferred tax assets being recognized but which will be limited to the total amount of losses available to us at that time and considering the expiration period of such losses. Under U.S. GAAP, a change in estimate related to the realizability of the deferred tax assets related to our U.S. operating loss carry forwards would result in an adjustment to the valuation allowance.

The amount of deferred tax assets recognized in respect of our U.S. operating losses is based upon taxable income projections. During Fiscal 2004 our view of the impact of the expected recovery in our U.S. businesses, our achievement of historical taxable income projections and our associated tax planning strategies has led us to recognize an additional deferred tax asset under U.K. GAAP of £23.9 million principally relating to the benefit from our past U.S. tax losses. Prior to Fiscal 2004 a significantly lower level of deferred tax assets was recognized in connection with our U.S. operating losses under U.K. GAAP due to past taxable income projections and the time frame for utilizing these losses. Because we can’t be certain of our current income projections, our future results could differ from these projections.

Warranty Liabilities - Under U.K. GAAP and U.S. GAAP, we record warranty liabilities for the amount that we estimate as the costs that we may incur under product warranties given in connection with the sale of our products. The warranty liability recorded as at October 2, 2004 was £30.2 million as compared to £31.4 million at September 27, 2003. These liabilities are accrued at the time product revenue is recognized. The specific warranty terms and conditions vary depending upon the product sold and country in which we do business, but generally include repair or replacement parts and labor for periods in the range of one to three years, but in some cases we give warranties that last for periods out to ten years. Factors that affect our warranty liabilities include the number of units under warranty, historical and anticipated rates of warranty claims on those units and estimated costs to satisfy our warranty obligation. Other factors are generally derived from our estimate of the warranty rates because the repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with our own staff or external service providers. Each period, we re-evaluate our estimates to assess the adequacy of our recorded warranty liabilities. Our rate of warranty claims has been relatively predictable based on our historical experience, and over recent years our annual warranty charge has broadly equaled our annual warranty utilization. Save for any unforeseen warranty issues arising in the future, we expect that our existing warranty rates will be used to determine future warranty liabilities. Due to uncertainties in predicting warranty claim rates, if we experience a warranty claim rate greater than what we have provided for, then we would need to increase our accrual, which could have a material adverse affect on our profit/(loss) and cash flows. Conversely, if we were to experience a warranty claim rate lower than expected, this could have a favorable impact on our profit/(loss) and cash flows.

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

Under U.K. GAAP, we have capitalized purchased goodwill arising from business acquisitions during or subsequent to Fiscal 1999. Prior to Fiscal 1999 we eliminated goodwill against reserves. As permitted by FRS 10, ‘‘Goodwill and Intangible Assets’’, this pre Fiscal 1999 goodwill has not been restated on our balance sheet. As at October 2, 2004, the total value of goodwill written off directly to reserves for acquisitions prior to Fiscal 1999 was £270.8 million, primarily relating to our 1995 Welbilt acquisition.

Where we regard capitalized goodwill as having a limited useful economic life, FRS 10 prescribes that we amortize the amount of the goodwill associated with the acquisition on a straight-line basis over the limited useful life of up to a suggested maximum of 20 years. All goodwill currently held on our balance sheet is being amortized over a 20 year period, because we regard 20 years as a reasonable estimate for the useful life of the goodwill. We undertake impairment reviews to ensure that goodwill is not carried at levels in excess of our estimates of recoverable amounts and any amortization or impairment write-downs are charged to our profit/(loss) account.

At October 2, 2004, the carrying value of U.K. GAAP goodwill on our consolidated balance sheet amounted to £182.3 million and £208.8 million at September 27, 2003 and represented 32.7% and 35.4% of our total assets respectively. Consequently, our choice of amortization period is critical to our U.K. GAAP results. Applying a 20 year life has resulted in the Fiscal 2004 charge for amortization in the amount of £12.1 million. If we had decreased the limited useful life by one year, the current year’s amortization charge would have increased to £12.9 million.

Under U.S. GAAP, we had £267.7 million of goodwill on our balance sheet as at October 2, 2004 and £288.0 million at September 27, 2003. Effective from September 29, 2002, we adopted the provisions of SFAS 142. In accordance with SFAS 142, goodwill is no longer amortized but instead was subject to a transitional impairment test in the year of adoption and requires annual impairment tests. As a result of our transitional impairment test, we recorded a goodwill impairment charge of £84.9 million in our Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002.

In determining whether there has been a goodwill impairment, management is required to review the fair value of each of its reporting units. Fair values were determined based upon discounted cash flow valuation methods as well as considering our market capitalization. Consequently any adverse differences between actual cash flows and estimated cash flows, changes in discount rates, as well as any significant decreases in our market capitalization could require additional impairments to be recognized in the future.

Following the downturn in the U.S. economy, our goodwill balances were reviewed for impairment during Fiscal 2002 in accordance with the requirements of both U.K. and U.S. GAAP. As a result, an impairment charge of £48.9 million arose during Fiscal 2002 against the goodwill associated with our Kysor//Warren business.

Our impairment reviews undertaken during the fourth quarter of Fiscal 2004 for U.S. GAAP purposes showed that no impairment charge was required. Consistent with our strategy, the business plans on which these reviews were based reflect a number of assumptions about the future operations of our businesses, including the impact resulting from projected increases in consumer spending on consumption of food and beverages outside the home. Future impairment tests may result in a charge to earnings should a goodwill impairment arise.

Litigation - In the ordinary course of business we are defendants from time to time in lawsuits. Under U.K. GAAP, we record accruals for losses when we have: a present obligation (legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Under U.S. GAAP, estimated losses from contingencies are accrued only if it is probable that the contingency will occur and the amount of loss can be reasonably estimated. Although the appropriate threshold of probability may vary depending on the situation, in practice a higher threshold is applied when recognizing loss contingencies under U.S. GAAP than under U.K. GAAP. Under both U.K. and U.S. GAAP, our policy is to accrue for estimated legal costs associated with loss contingencies. These estimates have been developed in consultation with external counsel handling our defense in these matters. If the lawsuits and claims were ultimately determined in a manner adverse to us and in excess of established accruals, or if the legal costs associated with these contingencies exceed our estimates, we would be required to record additional expenses or accruals which could have a material effect on our profit/(loss) and cash flows. Additional information is disclosed about our legal proceedings in “Item 8. Financial Information” where we discuss our legal proceedings related to Consolidated Industries.

Non-operational properties - We are subject to non-cancelable leases expiring out to 2017 on several properties that we no longer use (including four properties for which we retained the lease obligations in 2001 when we sold our building and consumer products division). Under U.K. and U.S. GAAP, we record a provision equal to the amounts payable under these leases in excess of the estimated income from sub-letting these properties in the future. During Fiscal 2004 we charged £0.9 million to our profit and loss account, as well as £2.3 million charged against provisions held for these non-operational properties. Our closing provision was £3.2 million at October 2, 2004 and was determined based upon assessments of the remaining terms and payments due under these leases, as well as advice from external surveyors and realtors regarding the marketability of the properties and, therefore, the likely level of future sub-lease income. If we are unable to achieve anticipated sub-lease income, we would be required to record additional expenses that could have a material effect on our profit/(loss) and cash flows.

We have discussed the development, selection and disclosures of these critical accounting policies with our Audit Committee.

New Accounting Pronouncements

U.K. GAAP

Adopted Pronouncements.

In December 2003 the Urgent Issues Task Force (“UITF”) issued UITF Abstract 38 “Accounting for ESOP Trusts”. The Abstract requires an entity to change the presentation of its own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at equity shareholders’ funds. Additionally, any impairments previously booked against the investment in own shares have been reversed and recorded in the profit and loss reserve. The Abstract was effective during Fiscal 2004, which resulted in impairments previously booked against our investment in own shares of £1.1 million and £0.3 million in Fiscal 2001 and Fiscal 2002 respectively, being reversed and recorded in the profit and loss reserve. Additionally, the original cost of our investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds. Our comparative periods have been restated to reflect this change in accounting treatment.

Recent Pronouncement Issued But Not Yet Adopted.

In November 2000, the U.K. Accounting Standards Board (“ASB”) issued FRS 17, “Retirement Benefits,” relating to accounting for pension costs and other post-retirement benefits, which replaces SSAP No. 24, “Accounting for Pension Costs,” and Urgent Issues Task Force Abstract, or UITF, No. 6, “Accounting for post-retirement benefits other than pensions.” FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. We adopted the applicable disclosure provisions of FRS 17 during Fiscal 2001. The effects of the adoption of this standard on our net assets and profit and loss accounts are discussed in Note 24 to our consolidated financial statements included in this report. Due to the expected introduction of International Financial Reporting Standards (see below) in Fiscal 2006, we will only be subject to the disclosure provisions of FRS17.

U.S. GAAP

Adopted Pronouncements.

During 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 “Consolidation of Variable Interest Entities” and Interpretation No. 46R “Consolidation of Variable Interest Entities”. These Interpretations are effective for periods ending on or after December 15, 2003 and their adoption has no material effect on us.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosure about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans.  These disclosure requirements were effective for our Fiscal 2004 year end and have been included in Note 28 of our financial statements included in this report.

In May 2004, the FASB issued Staff Position No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act 2003” (“FSP 106-2”), which supersedes FSP 106-1.  FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act 2003 (“the Act”) for employers that sponsor post retirement health care plans that provide prescription drug benefits.  It also requires disclosures regarding the effect of the Federal subsidy provided by the Act.  FSP 106-2 is effective for periods beginning after June 15, 2004, however as at the end of Fiscal 2004 the final regulations under the Act were not completed. We believe that the effects of the Act will not be material to our future results of operations, cash flow or financial position.

Sarbanes-Oxley

We fall under the category of a foreign private issuer for purposes of Section 404 (“s.404”) of the Sarbanes-Oxley Act of 2002. As such we must comply with the requirements of s.404 during Fiscal 2005. We have commenced initial steps to comply with the requirements of s.404. These will be developed and tested during the remainder of Fiscal 2005.

Accounting Policies To Be Adopted for Fiscal 2006

Our Fiscal 2006 financial statements will be prepared in accordance with International Financial Reporting Standards (“IFRS”). We have identified the areas of GAAP difference based upon existing IFRSs. The publication of our Fiscal 2006 results will require comparative periods to be restated to conform with IFRS’s in existence on the date of our transition.

Item 6. Directors, Senior Management and Employees

The following table sets forth information regarding our directors and executive officers as at the date of this report:

Name	Age	Title
Michael R. Arrowsmith	51	Director
Peter M. Brooks	57	Director and Chairman
G. Michael Cronk	61	Director
Robert C. Eimers	56	Director and Executive Vice President, Global Human Resources
David S. McCulloch	57	Director and Chief Executive Officer
Joseph J. Ross	59	Director
Waldemar Schmidt	64	Director
W. David Wrench	58	Director and Chief Financial Officer

Michael R. Arrowsmith, a non-executive director, joined our Board in February 2004. He is Chairman of our Audit Committee. He is a member of the Governing Council of Cranfield University and until August 2004 was Chief Executive of the logistics and supply chain management company, Tibbett & Britten plc, which he joined in 1999. At our annual meeting of shareholders on February 16, 2005, he will be considered for election to our Board for a term of service that expires no later than February 2008. His letter of appointment provides that, subject to re-election, his initial term of appointment is for an anticipated period of three years from February 11, 2004. It is renewable for a further anticipated period of three years.

Peter M. Brooks is our Chairman (a non-executive position) and Chairman of our Nomination Committee. He also serves on our Remuneration Committee. Mr. Brooks joined our Board as a non-executive director in 1998 and became our Chairman in January 2000. From September 2002 to June 2003 he was Chairman of Chesterton International plc, a property related services company. He was a consultant to the law firm Clifford Chance, LLP, where he acted as Chairman of European Corporate Coverage from 1999 until May 2002. Mr. Brooks will stand for re-election by shareholders to our Board at our annual meeting of shareholders on February 16, 2005, and his letter of appointment provides that, subject to such re-election, his term of appointment shall continue for three years from May 21, 2003.

G. Michael Cronk, a non-executive director, joined our Board in May 2003. He is Chairman of our Remuneration Committee and serves on our Audit Committee. From January 2000 to January 2003 Mr. Cronk served as Executive Vice President of Aramark Corporation in the U.S., a managed services company and held various other senior positions during his 22 year period of employment there. He is a non-executive director of United Financial Holding Inc., a banking company; AIM Services, a managed services company; ARAKOR, a managed food service company; is Principal and Managing Partner of the Natoma Group, a venture capital and real estate investment firm; and Chairman of GeoStrategy Consulting. Mr. Cronk will stand for re-election by shareholders to our Board no later than February 2007. His letter of appointment provides that, subject to such re-election, his initial term of appointment is for an anticipated period of three years from May 8, 2003. It is renewable for a further anticipated period of three years.

Robert C. Eimers was appointed as our Executive Vice President, Global Human Resources and a director in May 2002. Prior to that he was our Vice President, Global Human Resources from July 2001 to May 2002. From January 2001 to July 2001, he was Vice President, Global Organization Development of APW Ltd, a manufacturing services company. From 1998 to 1999, Mr. Eimers was Vice President, Human Resources at Scotsman Industries, Inc. and after our acquisition of Scotsman from 1999 to December 2000, Vice President, Organization Development of our North American operations. Mr. Eimers will stand for re-election by our shareholders to our Board at our annual meeting of shareholders on February 16, 2005. The terms of his employment agreement are set out under “Item 10. Additional Information - Employment Agreements”.

David S. McCulloch has been our Chief Executive Officer since June 2003, having served us in executive capacities since 1986. Mr. McCulloch was appointed to our Board in November 2001 and became Chief Operating Officer in May 2002. He held the positions of President, Global Food Service Equipment from September 2001 to May 2002; President, Food Service Equipment—North America from March 2001 to September 2001 and President of our Global Specifications Group from 1999 to March 2001. Prior to joining Enodis, he spent 15 years in the residential appliance business with Camco Inc., a subsidiary of General Electric. Mr. McCulloch will stand for re-election by shareholders to our Board no later than February 2007. The terms of his employment agreement are set out under “Item 10. Additional Information - Employment Agreements”.

Joseph J. Ross, a non-executive director, joined our Board in March 2004. He also serves on our Audit and Nomination Committees. Until December 2003 he was Chairman and CEO of safety products and signaling equipment manufacturer, Federal Signal Corporation, by whom he had been employed since 1983. He is currently a director of Quanex Corporation, a manufacturer of engineered materials and components for vehicle and building products markets. At our annual meeting of shareholders on February 16, 2005, he will be considered for election to our Board for a term of service that expires no later than February 2008. His letter of appointment provides that, subject to re-election, his initial term of appointment is for an anticipated period of three years from March 11, 2004. It is renewable for a further anticipated period of three years.

Waldemar Schmidt, a non-executive director, joined our Board in April 2000. He also serves on our Remuneration Committee and our Nomination Committee. He was Chief Executive of ISS Group, a global cleaning and hygiene services company, from 1995 and had been employed by ISS from 1973 until September 2000. Mr. Schmidt is Chairman of Thrane & Thrane A/S, a satellite communications company and is also a non-executive director of Group 4 Securicor plc, a security services company, Alfa Laval International AB, an engineering company and Cicorel S/A, a manufacturer of printed circuits. Mr. Schmidt will stand for re-election by shareholders to our Board no later than February 2007. His letter of appointment provides that, subject to such re-election, his term of appointment is for an anticipated period of five years from April 2, 2000. It is renewable for a further anticipated period of three years.

W. David Wrench joined Enodis in February 2000 as the Chief Financial Officer of our Specifications Group. Since joining Enodis he has held a number of Chief Financial Officer roles and was appointed a director and Group Chief Financial Officer on May 23, 2002. From 1997 to 1999, Mr. Wrench was Executive Vice-President and Chief Operating Officer of Jonview Canada Inc., an inbound tour operator and from 1993 to 1996 he held various executive positions for Noma Industries Limited, an electrical products company, including CFO, and ultimately serving as President, Noma Consumer Products. Mr. Wrench is a member of the Financial Executives Institute. Mr. Wrench will stand for re-election by shareholders to our Board no later than February 2006. The terms of his employment agreement are set out under “Item 10. Additional Information - Employment Agreements”.

Director Compensation

Remuneration policy for executive directors and senior executives - The remuneration arrangements for executive directors and senior executives are designed to enable us to recruit and retain executives of the caliber needed to maintain and develop our position as one of the world’s leading manufacturers and distributors of food equipment. Details of our Remuneration Committee’s policies are discussed below under “Committees of the Board”.

Appointment and Remuneration policy for non-executive directors - Before Fiscal 2003, non-executive directors were appointed initially for a five year period, which was then reviewed and extended for a further three year period as appropriate. In 2003 and thereafter, the initial period of appointment is three years. There are no provisions for notice periods or compensation in the event of termination and no element of non-executive director remuneration is performance related. The fees for non-executive directors were reviewed by the Board during Fiscal 2004, taking account of the increasing workload of directors in light of regulatory developments both in the U.K. and the U.S. which have seen them spending a significantly greater amount of time on our affairs. After referring to the advice provided by our Remuneration Committee’s advisors, increases were implemented on November 1, 2004. These fees will continue to be reviewed annually to ensure they are competitive and properly reflect the directors’ workload and responsibilities at that time. Non-executive directors do not participate in any of our incentive or benefit schemes.

The compensation of each of our directors and executive officers who served during Fiscal 2004 is set forth below. For information regarding stock option plan and pension benefits, see “—Compensation Plans” and “—Share Options of Directors” below.

Name	Salary	Fees	Bonuses(1)	Benefits(2)	Total
Michael R.Arrowsmith(3)	—	25,650	—	—	25,650
Peter M. Brooks	—	104,583	—	—	104,583
G. Michael Cronk	—	39,865	—	—	39,865
Robert C. Eimers	136,828	—	176,540	49,302(4)	362,670
David S. McCulloch	342,069	—	441,351	101,902(4)	885,322
G. Eryl Morris(5)	—	14,079	—	—	14,079
Joseph J. Ross(3)	—	19,240	—	—	19,240
Waldemar Schmidt	—	33,885	—	—	33,885
W. David Wrench	171,119	—	220,785	55,702(4)	447,606
Total	£650,016	£237,302	£838,676	£206,906	£1,932,900
___________

(1)	Annual cash bonuses are based on financial targets established annually by our remuneration committee. The measures for executive directors for Fiscal 2004 were consolidated operating profit before exceptional items and goodwill amortization and net debt reduction. If the relevant targets are met, awards range from 42% (minimum) to 140% (maximum) of our executive directors’ base salary. Our remuneration committee may add other corporate or job-related measures as it considers appropriate. Bonuses are not included in pensionable salary.

(2)	Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans discussed below.

(3)	Mr. Arrowsmith joined our Board of directors on February 11, 2004, and Mr. Ross joined our Board of directors on March 11, 2004.

(4)	Includes a car allowance and contributions to pension arrangements.

(5)	Mr. Morris resigned from our Board of directors on February 11, 2004.

Compensation Plans

The maximum number of shares over which options may be granted under all of our compensation schemes, taking into account options outstanding and exercised in the ten year period up to the date of grant, shall not exceed 10% of our ordinary shares on the date of grant. We have the following Executive Share Option Schemes under which options to acquire ordinary shares have been granted to executives and key employees:

•	a 2001 Executive Share Option Scheme, which may use either new or existing shares;

•	a 1995 Executive Share Option Scheme, which used new shares; and

•	a 1993 Executive Share Option Scheme, which used shares purchased by an independently managed share trust.

No further options will be granted under our 1995 and 1993 Schemes.

These Executive Share Option Schemes each have a part approved by the U.K. Inland Revenue and an unapproved part. The exercise price of options granted under these Schemes must not be less than the market price of an ordinary share shortly before the time of grant. With respect to the 1993 Scheme, 1,269,341 ordinary shares are currently held in an ESOP trust. We finance the trust by way of an interest free loan of £2.09 million. The trustees have waived the right to receive dividends on all shares held.

Under all of the above plans, options to purchase an aggregate of 25,066,083 million ordinary shares were outstanding on December 13, 2004. Of these, options to purchase 3,461,661 million shares were exercisable on December 13, 2004. Options may not normally be exercised until the third anniversary of the date of grant and are subject to performance conditions.

The performance condition set by our Remuneration Committee for the options granted from Fiscal 1995 to Fiscal 2000 was that, under normal circumstances, options would be exercisable only if the increase in our adjusted earnings per share had exceeded the growth in the U.K. Retail Price Index by an average of at least 3% annually over a three year period.

Under the 2001 Scheme, the value of shares, determined by the exercise price on the date of grant, under options that an executive may receive in any year may not normally exceed twice his or her basic salary. The initial options that were granted under this plan in 2001 and those granted on March 21, 2002 at an exercise price of £1.47 per Ordinary Share are exercisable in full only if our total shareholder return (“TSR”) over at least three years is ranked in the top quartile compared, as to half the options, to U.K. companies in the FTSE Mid 250 Index and, as to the other half of the options, to a select group of other companies with similar businesses. If our TSR is between the median and the top quartile compared to these two groups, the number of options exercisable will be reduced proportionately between a maximum of 50% and a minimum of 17.5% for each half of the options. If our TSR is equal to or less than the median compared to either group, that half of the options will not be exercisable. In addition, no options will be exercisable unless the growth in our earnings per share exceeds the rate of inflation.

For grants of options on March 21, 2002 at an exercise price of 85.5 pence, and thereafter, the performance conditions have been simplified: our TSR will no longer be compared with the select group of companies with similar businesses and for options in any financial year of a value up to and including one times annual salary, all options will be exercisable if our TSR exceeds the median compared with the U.K. companies in the FTSE Mid 250 Index. Options awarded in excess of one times annual salary in any year will be exercisable as to 35% if our TSR is greater than that of the median ranked company in that index and exercisable in full if our TSR is as great as that of the top quartile ranked company with pro-rata exercisability between these two points. Additionally, no options may be exercised unless our Remuneration Committee is satisfied that there has been a sustained improvement in our underlying financial performance.

In addition, our shareholders have authorized three other employee share plans under which executives and others may purchase our ordinary shares: the 2002 Sharesave Scheme, the Share Matching Scheme and the Employee Stock Purchase Plan. Although our shareholders have authorized them, we have not implemented these plans and we do not currently intend to implement them in the future. In addition although we cannot in the future grant any further options under our 1992 Sharesave Scheme, options granted under that plan remain outstanding.

Executive directors receive contributions to pension arrangements, an allowance in lieu of a company car, medical insurance, disability insurance and other customary benefits. See “Item 10. Additional Information—Material Contracts” for a description of the executive directors’ employment agreements, including benefits upon termination of employment.

Share Options of Directors

The following table describes the options to acquire ordinary shares granted to our directors under our Executive Share Option Schemes and held by them at October 2, 2004. The option grants prior to March 21, 2002 described in the table have been adjusted in respect of our rights offering completed in April 2002. The exercise prices have been rounded to the nearest 0.01p.

Directors	Date of grant	Number of options held at October 2, 2004.		Exercise price	Earliest date exercisable(2)	Expiration date(2)
Robert C. Eimers	07/03/00	24,699		260.73p	07/03/03	07/03/10
	03/21/02	102,013		85.50p	03/21/05	03/21/12
	11/22/02	249,152		59.00p	11/22/05	11/22/12
	08/11/03	600,000		63.50p	08/11/06	08/11/13
	11/19/03	168,146		84.00p	11/19/06	11/19/13
David S. McCulloch	07/01/97	49,399		116.60p	07/01/00	07/01/07
	07/28/99	43,223		212.88p	07/28/02	07/28/09
	09/10/01	444,063		81.78p	09/10/04	09/10/11
	03/21/02	302,401		85.50p	03/21/05	03/21/12
	03/21/02	271,218		147.00p	03/21/05	03/21/12
	11/22/02	396,610		59.00p	11/22/05	11/22/12
	08/11/03	1,500,000	(1)	63.50p	08/11/06	08/11/13
	11/19/03	420,365		84.00p	11/19/06	11/19/13
W. David Wrench	07/03/00	37,049		260.73p	07/03/03	07/03/10
	01/22/01	61,469		146.56p	01/22/04	01/22/11
	03/21/02	194,551		85.50p	03/21/05	03/21/12
	11/22/02	296,610		59.00p	11/22/05	11/22/12
	08/11/03	750,000		63.50p	08/11/06	08/11/13
	11/19/03	210,183		84.00p	11/19/06	11/19/13
___________
(1)	When these options are exercised pursuant to the rules of the Scheme, Mr. McCulloch is entitled to a payment of £404,203. The employment agreement of Mr. McCulloch entered into following his appointment as Chief Executive Officer on June 1, 2003 included a commitment by us to grant him share options at the market price prevailing at the time or an alternative benefit payable in cash. For regulatory reasons, the options could not be granted at that time, and when they were granted the market price had risen. As the rules of the share option scheme require options to be granted at the market price on date of grant, the sum of £404,203 was agreed to be paid to compensate him for the differences. If these options are not exercised, this sum will not be paid.

(2)	Subject to performance conditions being achieved as described above under “Compensation Plans”.

Directors’ and Employees Pension Information

We paid the sums of £55,832, £22,146 and £24,945 in Fiscal 2004 to defined contribution pension arrangements for the benefit of Messrs. McCulloch, Eimers and Wrench, respectively. The total amount set aside or accrued for all employees and directors for pension benefits was £12.3 million (Fiscal 2003: £12.4 million). See Note 24 to our consolidated financial statements included in this report.

Non-executive Directors’ remuneration

Effective November 1, 2004, the fees for our non-executive directors were increased to £40,000 per year plus £10,000 per year for the director who chairs our Audit Committee and £7,500 per year for the director who chairs our Remuneration Committee. The Chairman’s fee was increased to £115,000 per year also effective November 1, 2004. These fees will be reviewed annually to ensure they are competitive and properly reflect the directors’ workload and responsibilities at that time.

Board Practices

Our Board is accountable to our shareholders for the running of the Company and continues to aspire to high standards of corporate governance.

Our business is managed on a day to day basis by our executive directors assisted by our corporate function heads and regional operations boards in North America and Europe/Asia. These boards are made up of operating company presidents, managing directors and key staff executives from each region.

Committees of the Board

Our Nomination Committee undertakes the search process and recommends candidates to the Board as necessary. Its Terms of Reference include identifying candidates to fill Board vacancies, evaluating balance of skills and experience on the Board, giving full consideration to succession planning, engaging any necessary advisors and regularly reviewing the size and structure of the Board. The committee’s chairman is Mr. Brooks, who serves together with Messrs. Ross and Schmidt.

Our Audit Committee monitors accounting policies and financial reporting, and reviews our quarterly and annual financial statements before they are presented to our Board. The committee is responsible for making a recommendation to our shareholders regarding the appointment and removal of our independent auditors and setting the auditors’ compensation. The committee also has the primary responsibility for the relationship with our independent auditors, keeps under review the scope and results of the external audit and its cost effectiveness, and the independence and objectivity of our independent auditors taking into account where necessary any non-audit services provided to us by them. Our Audit Committee’s Terms of Reference also include reviewing the effectiveness of our internal audit function and the process of our internal control and risk management systems. Additionally, our Audit Committee has established a policy for the pre-approval of services performed by our independent auditors as described under “Item 16C. Principal Accountants Fees and Services”. The Committee’s chairman is Mr. Arrowsmith, who serves together with Messrs. Cronk and Ross. Mr. Brooks was a member of our Audit Committee until September 30, 2004. A comprehensive induction program has been prepared for any new members to our Audit Committee. Our Audit Committee must comprise solely non-executive directors and consist of not less than three members. Our Audit Committee met five times in Fiscal 2004 and plans to meet not less than four times in each subsequent year.

Under its Terms of Reference, our Remuneration Committee reviews and advises upon the remuneration and benefits packages of our executive directors, and reports to our full Board. It also monitors the level and structure of remuneration for senior management to ensure an appropriate relationship between the compensation of our executive directors and other members of management. The fees of the non-executive directors are determined by our full Board. Our Remuneration Committee is advised and assisted as required by its own external consultant, the Executive Vice President, Global Human Resources and the Company Secretary. The Remuneration Committee’s chairman is Mr. Cronk, who serves together with Messrs. Brooks and Schmidt. Our Remuneration Committee must comprise solely non-executive directors and consist of not less than three members.

Our Remuneration Committee’s policy is to offer our directors and executives a compensation package designed to enable us to recruit and retain executives of the caliber needed to maintain and develop our position as one of the world’s leading manufacturers and distributors of food equipment. Our Remuneration Committee has established a policy for the remuneration of directors and senior executives throughout our organization for the current and subsequent fiscal years governed by seven principles that executive compensation should:

•	be determined by reference to external markets in the various countries (particularly the U.S.) where we operate;

•	be seen throughout the business to be fair and equitable;

•	be based on total remuneration;

•	be supportive of key strategies;

•	be affordable;

•	be aligned with shareholder value; and

•	be understandable, both internally and externally.

Additional details of the Terms of Reference of our Audit Committee and Remuneration Committee are discussed under “Corporate Governance Practices” below.

Corporate Governance Practices

Our Board has determined that all of our non-executive directors including the Chairman are independent.

Because our American Depositary Shares (“ADSs”) are listed for trading on the New York Stock Exchange (“NYSE”), we are required to comply with NYSE listing standards. The NYSE allows us to follow most corporate governance practices as permitted by the U.K. rules. To the extent that our U.K. corporate governance practices differ from those required of U.S. issuers listed on the NYSE, we are required to summarize these differences in this annual report.

The following table highlights the significant ways in which our corporate governance practices, which are in accordance with the U.K. Code on Corporate Governance, differ from those required of U.S. issuers that have shares listed on the NYSE under NYSE listing standards. The table does not show all the ways in which our practices are the same as those of such U.S. issuers. The heading numbers in the table below correspond to the numbered subsections of NYSE Listed Company Manual Section 303A.

U.S. Domestic NYSE-Listed Issuer Requirements	Enodis Practices

1 and 2: Majority of Independent Directors

The company must have a majority of independent directors who the Board determines to have no material relationship with the company or its auditors. Companies must identify which directors are independent and disclose the basis for that determination.

Our policy is to have a majority of independent directors on our Board. Our Board has determined that 5 of our 8 directors are independent, including our Chairman of the Board. None of these 5 directors has or had, within the last three years, any relationship with us or our auditors other than their service on our Board, except that our Chairman was a consultant to our former U.K. law firm, Clifford Chance, LLP, until May 2002. Our other 3 directors are executive officers. We identify which directors are independent and disclose the basis for that determination in this Item 6.

U.S. Domestic NYSE-Listed Issuer Requirements	Enodis Practices
3: Executive Sessions of Non-management Directors

The non-management directors of the company must meet at regularly scheduled executive sessions without management. The company must disclose which non-management director presides over the executive sessions.

At each of our in-person Board meetings, there is an executive session of non-management directors. The Chairman presides over these sessions.

4: Independent Nominating/Corporate Governance Committee and Charter

The company must have a nominating/corporate governance committee composed entirely of independent directors. The committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities, including to identify individuals qualified to become board members, consistent with criteria approved by the board; to select or recommend nominees for the next annual meeting of shareholders; to develop and recommend a set of corporate governance guidelines applicable to the company; and to oversee the evaluation of the board and management; and (ii) an annual performance evaluation of the committee. The charter should also address committee member qualifications; committee member appointment and removal; committee structure and operations; and committee reporting to the board. The charter should be posted on the company website.

Our Nomination Committee is composed of three independent directors: Messrs. Brooks (Chair), Schmidt and Ross. The committee has a written charter that addresses the items required of NYSE-listed US domestic issuers, except that it does not: (a) develop or recommend corporate governance guidelines; (b) oversee an annual evaluation of the board and management; or (c) conduct an annual performance evaluation of the committee. The charter also does not specifically address committee member qualifications or committee member appointment and removal. The charter is available on our website: www.enodis.com/Corp_index.htm.

5: Independent Compensation Committee and Charter

The company must have a compensation committee composed entirely of independent directors. The committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities, including (A) to approve corporate goals relevant to CEO compensation, to evaluate the CEO’s performance in light of those goals and determine and to approve the CEO’s compensation level; (B) to make recommendations to the board with respect to non-CEO executive officer compensation, incentive-compensation and equity-based plans that are subject to board approval; and (C) to produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual meeting materials; (ii) an annual performance evaluation of the compensation committee. The charter should also address committee member qualifications; committee member appointment and removal; committee structure and operations; and committee reporting to the board. The charter should be posted on the company website.

Our Remuneration Committee is composed of three independent directors: Messrs. Cronk (Chair), Brooks and Schmidt. The committee has a written charter that addresses committee composition; remuneration policy and compensation of the CEO, chairman, executive directors and company secretary; CEO performance evaluation; setting performance targets for compensation plans; expense claim policy for the CEO and chairman; committee member qualifications; appointment of committee members; committee structure and operations; and committee reporting to the board. The charter also addresses selecting, appointing, terminating and compensating any compensation consultants; and preparing a report to be included in the company’s annual report. The charter is available on our website: www.enodis.com/Corp_index.htm.

U.S. Domestic NYSE-Listed Issuer Requirements	Enodis Practices
6 and 7: Independent Audit Committee and Charter

The company must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. The audit committee must have a minimum of three members, all of whom must be financially literate, and at least one of whom must have accounting or related financial management expertise. The committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities, including (A) to assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and (B) preparation of an audit committee report as required by the SEC to be included in the listed company’s annual meeting materials; (ii) an annual performance evaluation of the audit committee; and (iii) the duties and responsibilities of set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to: (A) at least annually, obtain and review a report by the independent auditor; (B) meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (C) discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; (D) discuss policies with respect to risk assessment and risk management; (E) meet separately, periodically, with management, with internal auditors and with independent auditors; (F) review with the independent auditor any audit problems or difficulties and management’s response; (G) set clear hiring policies for employees or former employees of the independent auditors; and (H) report regularly to the board of directors. The company must have an internal audit function. The charter should be posted on the company website.

Our Audit Committee is composed of three independent directors: Messrs. Arrowsmith (Chair), Ross and Cronk. The committee satisfies the requirements of Rule 10A-3 under the Exchange Act. All of the members are financially literate, and Mr. Arrowsmith has accounting and related financial management expertise.

The committee has a written charter that addresses the items required of NYSE-listed US domestic issuers, except that the committee must submit its recommendation concerning selection of the independent auditors to the shareholders for approval. The charter is available on our website: www.enodis.com/Corp_index.htm.

8: Shareholder Approval of Compensation Plans

All equity compensation plans and arrangements must be approved by shareholders, except for (i) plans that are available to all shareholders; (ii) fair-market value purchase plans; (iii) employment inducement awards; (iv) plans in the context of merger or acquisition transactions; and (v) Section 401(a) plans and parallel excess plans. The excepted plans must be approved by an independent compensation committee.

All equity compensation plans and long-term compensation plans must be approved by our shareholders, except (i) annual cash incentive plans and (ii) non-equity pension plans. The excepted plans must be approved by the Remuneration Committee to the extent that they affect directors.

U.S. Domestic NYSE-Listed Issuer Requirements	Enodis Practices
9: Corporate Governance Guidelines

The company must adopt and disclose corporate governance guidelines that include director qualifications and responsibilities, responsibilities of key board committees, director compensation, director education, management succession and an annual performance evaluation of the board.

Although we have no formal written corporate governance guidelines, the Board has adopted a plan in accordance with the revised Code. The plan includes a statement on the division of Chairman and CEO responsibilities, director education and training, management succession and an annual board performance evaluation. The Board has a formal schedule of matters reserved for its specific approval, including strategy and performance, acquisitions and disposals, major capital projects, Board appointments and dividend recommendations.

10: Code of Business Conduct and Ethics

The company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The code must cover conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations and encouraging the reporting of any illegal or unethical behavior.

We have a code of ethics that applies to our CEO and senior financial officers, which is set forth on our website at: www.enodis.com/Corp_index.htm. In addition, we have a code for all employees (including directors) which is also available on our website at: www.enodis.com/Corp_index.htm. It covers fair dealing, conflicts of interest and compliance with laws, rules and regulations, among other things. It does not cover corporate opportunities, confidentiality, protection and proper use of company assets or encouraging the reporting of illegal or unethical behavior. We also have a non-retaliation policy for employees who report violations of laws or rules.

Employees

At the end of Fiscal 2004, 2003 and 2002, we had the following number of employees:

	October 2, 2004	September 27, 2003	September 28, 2002
Food Service Equipment
North America	3,732	3,532	3,767
Europe/Asia	1,525	1,500	1,521
Food Retail Equipment	971	991	1,004
Other Employees	33	30	27
Total	6,261	6,053	6,319

About 1,500 of our employees in North America belong to unions or are covered by collective bargaining agreements. During Fiscal 2004, none of our subsidiaries suffered a material work stoppage or strike. We believe relations with our employees and their unions are generally satisfactory. On average during Fiscal 2004, we employed 284 temporary employees.

Share Ownership of Directors

As at December 13, 2004, our directors and executive officers owned our ordinary shares as set forth below. Each of our directors and executive officers held less than 1% of our outstanding ordinary shares at that date. The options to purchase ordinary shares held by these persons are not included in the figures set forth in the table below. See “Share Options of Management” above.

Shares
Michael R. Arrowsmith	50,000
Peter M. Brooks	73,500
G. Michael Cronk	1,691,600
Robert C. Eimers	15,000
David S. McCulloch	100,000
Joseph J. Ross	Nil
Waldemar Schmidt	50,000
W. David Wrench	Nil

None of our directors held ADS’s at December 13, 2004.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The number of our ordinary shares outstanding at December 13, 2004, was 401,528,636, held by 6,162 holders of record. Based upon information from our share register, 401,121,145 of the ordinary shares, or 99.89%, are held by residents of the U.K., and 16 holders of record, with 144,063 ordinary shares are residents of the U.S. There were three record holders of our ADSs, holding 263,109 ADSs (representing 1,052,436 ordinary shares). These ADS record holders reside in the U.S., the U.K. and Canada. We believe, based on notices provided to us, that as at December 13, 2004, the following persons beneficially held 3% or more of our outstanding ordinary share capital:

	Shares	Percent of Class
Harris Associates L.P.(1)	50,541,360	12.60%
Fidelity International Limited.	44,869,697	11.19%
Barclays plc.	43,469,855	10.84%
Arnhold & S. Bleichroeder Holdings Inc..	36,000,000	8.98%
Aviva plc.	32,162,657	8.02%
The Capital Group Companies Inc.	16,352,128	4.08%
Legal & General Investment Management Limited.	12,131,815	3.02%
____________________
(1)	Total number of shares in accounts under management, the largest of which is Oakmark International Fund (with 33,585,320 shares).

Each of these holders has increased its ownership of our ordinary shares during the past three years, except that Arnhold & S. Bleichroeder Holdings Inc.'s ownership has decreased from 10.27% to 8.98% during the past year. In addition, several entities that had held more than 3% (but none that held more than 10%) of our outstanding ordinary shares during the last three years now hold less than 3% of our outstanding ordinary shares. None of these holders has different voting rights from other holders of ordinary shares. To our knowledge, we are not controlled, directly or indirectly, by any corporation, foreign government or any other natural or legal person or group of persons.

Related Party Transactions

None, except for intercompany loan guarantees, as described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities”.

Item 8. Financial Information

Financial Statements

Please refer to Item 18 in this report.

Legal Proceedings

Consolidated-related lawsuits

Enodis Corporation and several other parties have been named in a lawsuit filed in the U.S. Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis, et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37 million paid by Consolidated to Enodis Group between 1988 and 1998. As previously discussed in our Fiscal 2003 Form 20-F, on January 7, 2003, the Indiana District Court entered a partial summary judgment for $8.6 million against Enodis Corporation in relation to the complaint by the Trustee that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer under U.S. bankruptcy law. On July 28, 2004, the Bankruptcy Court issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and holding that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the trustee was entitled to recover $30 million paid by Consolidated, plus prejudgment interest, for a total of approximately $43 million. This judgment is in addition to the summary judgment issued by the U.S. District Court in 2003. We have appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. Our Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful.

We are also involved in other Consolidated lawsuits involving $3.25 million of specified claims as well as other claims for unspecified damages. These claims are currently pending and we continue to defend them vigorously.

Other parties in cases pending against Consolidated have threatened to sue Enodis Corporation as Consolidated’s alter ego. Currently, however, no party other than the Trustee is actively pursuing this theory against Enodis Corporation.

If the dispositions of the lawsuits relating to Consolidated are ultimately adverse to us, exceed the amount of reserves accrued and are not covered by our insurance, the outcomes could have a material adverse effect on our financial condition, liquidity and results of operations.

Other Litigation

We have reached a settlement with respect to the litigation that had been pending with Loblaw Properties Limited, as described in our Fiscal 2003 Form 20-F. The terms of the settlement will have no material adverse effect on our liquidity or results of operations.

Our subsidiaries are routinely defendants in litigation regarding product liability claims. This litigation is generally covered by insurance.

Dividend Policy

We did not pay a dividend in Fiscal 2004 or Fiscal 2003. In order to create the structural subordination required by our lenders at the time of issuing our senior subordinated notes, Enodis plc transferred substantially all of its assets and liabilities ultimately to its indirect subsidiary, Enodis Group Limited. The effect of these transfers, for accounting purposes, resulted in the recognition of losses by Enodis plc that did not have an impact on our consolidated results. However, as a result of the losses recognized on this transfer, we do not currently have sufficient distributable reserves to lawfully make dividend payments. Additionally we note that the indenture governing our senior subordinated notes contains limitations as to the amount of dividends that can be paid.

Our Board has previously stated its intention to resume the payment of dividends when it is financially prudent to do so. To enable this to happen, shareholder and court consents have to be obtained to approve a corporate restructuring to create distributable reserves. We will commence the necessary process in 2005, incurring exceptional costs of approximately £2 million. Reflecting our significant financial progress, it is now our intention, in the absence of unforeseen circumstances, to reinstate dividends in 2006, subject to our obtaining the consents described above.

Item 9. The Offer and Listing

Our ADSs are traded on the NYSE under the ticker symbol “ENO”. Our ordinary shares are listed on the Official List of the London Stock Exchange. Each ADS represents four ordinary shares. Our ADSs have been listed on the NYSE since July 12, 2000 and have been thinly traded. We cannot promise that, even if an active trading market does develop, the price of our ADSs will be proportional to the price of our ordinary shares on the London Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing middle-market prices of our ordinary shares on the Daily Official List of the London Stock Exchange and of our ADSs on the NYSE.

	Ordinary Shares (in pence)		ADSs (in dollars)
	High	Low	High	Low
Fiscal Year Ended

October 2, 2004	102.0	70.0	7.28	4.60
September 27, 2003	75.0	30.5	5.10	2.00
September 28, 2002	98.0	44.5	6.78	2.65
September 29, 2001	245.5	71.5	14.50	3.90
September 30, 2000	356.5	186.0	19.31	11.25

Fiscal Year Ending October 2, 2004
First Quarter	86.0	70.0	5.93	4.60
Second Quarter	96.0	78.5	7.20	5.75
Third Quarter	94.8	80.5	7.28	6.04
Fourth Quarter	102.0	82.8	7.15	6.00

Fiscal Year Ending September 27, 2003
First Quarter	63.5	45.5	3.80	2.80
Second Quarter	56.5	32.5	3.55	2.10
Third Quarter	44.0	30.5	3.11	2.00
Fourth Quarter	75.0	39.0	5.10	2.65

Calendar Month
June 2004	102.0	80.8	7.28	6.05
July 2004	98.0	89.3	7.15	6.70
August 2004	94.5	91.5	7.13	6.72
September 2004	94.0	83.0	6.75	6.00
October 2004	88.0	82.8	6.40	5.85
November 2004	102.0	86.0	7.70	6.20

The closing price of the ordinary shares on December 13, 2004 was 106 pence, and the closing price of the ADSs on that date was $8.25.

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

Voting Rights and Shareholders Meetings. Under English law, there are two types of general meetings of shareholders; annual general meetings and extraordinary general meetings. The annual general meeting must be held, each calendar year, not more than 15 months from the previous annual general meeting. At the annual general meeting, matters such as the retirement and election of directors, re-appointment of auditors and the fixing of their compensation, approval of the annual accounts and the directors’ report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting. All of our shareholders are entitled to attend all of our general meetings.

The directors may convene an extraordinary general meeting, and they must convene one if demanded by holders of not less than 10% of the paid-up voting share capital. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called upon at least 21 days’ notice. Any other extraordinary general meeting must be called upon at least 14 days’ notice. Where a special or extraordinary resolution is to be considered, the notice must specify the intention to propose the special or extraordinary resolution, as the case may be, and must quote the proposed resolution in full. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. The approval of a special resolution or an extraordinary resolution requires a majority of not less than 75% of the votes cast.

Subject to the restrictions referred to in the following paragraph at a meeting of shareholders every holder of shares present in person shall have one vote on a show of hands, and on a poll, every holder present in person or by proxy shall have one vote for every ordinary share held. A poll with respect to any resolution can be demanded by:

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

In addition under Section 212 of the Companies Act 1985 by notice in writing, we may require a person who we know or believe to be, or to have been at any time during the three years immediately preceding the notice date, interested in shares or ADSs to confirm whether or not that is the case and to give further information relating to any interest. In addition to the restrictions on the rights attaching to shares imposed by the Companies Act 1985 for non-compliance with a Section 212 notice, our Articles of Association apply additional restrictions. The restrictions can include loss of voting rights, entitlement to dividends and other payments and restrictions on alienability.

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

Issuance of Additional Shares. Subject to the provisions of the Companies Act 1985, our Articles of Association and any relevant shareholders’ resolution, the Board may issue, grant options over or otherwise deal with or dispose of authorized but unissued shares to any persons and on any terms as they deem appropriate. By virtue of Section 80 of that Act, however, the Board may not, subject to limited exceptions in respect of employee share plans, exercise any power to issue shares or derivative securities unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On February 11, 2004, our shareholders passed an ordinary resolution authorizing our directors, under Section 80, to issue shares up to a nominal amount of £66.7 million, not including shares underlying options granted under our option plans, for a period of five years.

Our share capital may be increased, consolidated and divided into shares of larger amounts than the ordinary shares, sub-divided into shares of smaller amounts than the ordinary shares, and unissued ordinary shares may be cancelled, in each case, by an ordinary resolution of shareholders in a general meeting. Our issued share capital may be reduced by special resolution of shareholders in a general meeting. Alternately, we may, with the prior approval of a special resolution of shareholders at a general meeting, purchase our own shares. In each case, our authorized shares must not fall below the minimum number required for public companies. On February 11, 2004, our shareholders passed a special resolution authorizing the repurchase of up to 40 million of our ordinary shares.

Pre-emptive Rights. If shares are to be issued for cash, Section 89 of the Companies Act 1985 requires, subject to limited exceptions in respect of employee share plans, that the shares first be offered to existing holders in proportion to their holdings. However, Section 95 of the Companies Act 1985 provides that the shareholders of a company may by special resolution give power to its board to issue shares, in respect of which there is existing Section 80 authority, as if Section 89 did not apply. On February 11, 2004, our shareholders approved a special resolution authorizing the issue of shares, without first offering them to existing holders, up to an aggregate nominal amount of £10 million. This authority will expire at the conclusion of the next annual general meeting or, if earlier, 15 months from the approval of the resolution.

Amendment of Articles of Association. The Articles may be amended at any time by a special resolution of shareholders.

Indemnification of Directors and Company Officers. Our directors and Secretary are entitled to indemnification from us against costs, losses and liabilities incurred by them in the proper exercise of their duties.

Material Contracts

Finance Agreements

An Indenture between Enodis plc and The Bank of New York, a New York banking corporation, acting through its London branch, as Trustee, dated March 26, 2002, relates to our £100 million of 10 3/8% Senior Subordinated Notes due 2012. This Indenture is described under “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Description of Credit and Debt Facilities”.

On September 17, 2004, our direct subsidiary, Enodis Holdings Limited, entered into an unsecured revolving credit agreement with most of our significant subsidiaries as borrowers and/or as guarantors and The Royal Bank of Scotland plc, as issuing bank and agent. This facility is described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Credit and Debt Facilities”.

Employment Agreements

We have an employment agreement with David McCulloch dated as at June 1, 2003. Mr. McCulloch is entitled to a base salary at the rate of $621,000 per annum (effective 1 October 2004); 25% of base salary as pension contributions; life insurance equal to four times his base salary; and the opportunity to receive annually a target bonus of not less than 42% of his base salary for achieving 90% of the target, not less than 84% of his base salary for achieving the target and 140% of his base salary for achieving 110% of the target. In addition, Mr. McCulloch participates in our share option plans and other discretionary incentives and benefits generally provided to other senior executives, including medical insurance, disability benefits, car allowance and an executive planning allowance. Mr. McCulloch has agreed to one year post-employment non-solicitation covenants.

If we were to terminate Mr. McCulloch's employment for cause, Mr. McCulloch would be entitled only to earned but unpaid salary and benefits. If we were to terminate his employment without cause, then, in exchange for a general release in our favor, Mr. McCulloch would be entitled to a payment in the amount of 12 months base salary, 12 months of pension contributions, 12 months of medical and life insurance, a sum equal to 12 months target bonus (of not less than 84% of his base salary), pro rata target bonus through date of termination and other benefits. In the event of a termination without cause within one year following a change of control, Mr. McCulloch would be entitled to a payment equal to his base salary for 24 months from the date of termination, 24 months of pension contributions, a lump sum payment equal to 24 months target bonus (of not less than 168% of his base salary) in addition to his pro rata target bonus through the date of termination, and 24 months of insurance and other benefits.

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

Mr. McCulloch also is guaranteed the economic benefits of an option to purchase 1,500,000 of our ordinary shares at 39 pence each, as if such an option had been granted to him on June 1, 2003. Such options were granted to him as disclosed under Item 6. - Share Options of Directors.

Mr. McCulloch receives grants of share options based on 100% of his annual base salary at such times (being no more than once each year) as share options are granted to other senior executives under our option schemes.

We have an employment agreement with David Wrench dated as at July 21, 2003. Mr. Wrench is entitled to a base salary at the rate of $360,000 per annum (effective 1 October 2004), a payment of 25% of base salary as pension contributions, life insurance equal to three times his base salary and the opportunity to receive annually a target bonus of not less than 42% of his base salary for achieving 90% of the target, not less than 84% of his base salary for reaching the target and 140% of his base salary for achieving 110% of the target. In addition, Mr. Wrench participates in our share option plans as well as receiving insurance and other benefits generally provided to other senior executives. Mr. Wrench has agreed to one year post-employment non-solicitation covenants.

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

Mr. Wrench receives grants of share options based on 100% of his annual base salary at such times (being no more than once each year) as share options are granted to other senior executives under our option schemes.

We have an employment agreement with Robert Eimers dated as at July 21, 2003. Mr. Eimers is entitled to a base salary at the rate of $248,400 per annum (effective 1 October 2004) and a payment of 25% of base salary as pension contributions, life insurance equal to three times his base salary and the opportunity to receive annually a target bonus of not less than 42% of his base salary for achieving 90% of the target, not less than 84% of his base salary for reaching the target and 140% of his base salary for achieving 110% of the target In addition, Mr. Eimers participates in our share option plans as well as receiving insurance and other benefits generally provided to other senior executives. Mr. Eimers has agreed to one year post-employment non-solicitation covenants.

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

Mr. Eimers also receives grants of share options based on 100% of his annual base salary at such times (being no more than once each year) as share options are granted to other senior executives under our option schemes.

Other Agreements

We are a party to a deposit agreement dated July 11, 2000 with The Bank of New York and all owners and holders from time to time of our ADSs. Under this agreement, The Bank of New York acts as depositary and registrar of our ADSs. The depositary’s corporate trust office is located at 101 Barclay Street, New York, NY 10286. Generally, the depository will issue and register ADSs as requested against the deposit of ordinary shares with its London or corporate trust office and upon payment of fees, expenses and taxes. The depositary will also deliver the underlying ordinary shares as requested against the deposit of our ADSs for cancellation and upon payment of fees, expenses and taxes. Holders of ADSs may instruct the depositary to vote the underlying shares but may not vote them directly. Holders may not know about a meeting long enough in advance to give their instructions if their ADSs are held in broker or nominee name. Either Enodis or the depositary may terminate the agreement. The depositary is required to give holders 90 days’ notice of termination.

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

Taxation

The following section is a general summary of the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs and, except as provided explicitly below, ordinary shares, to U.S. Holders. For these purposes, “U.S. Holders” are beneficial owners of ADSs or, where relevant, ordinary shares, who are any of the following:

•	citizens or residents of the United States for U.S. federal income tax purposes who are not also resident or, in the case of individuals, ordinarily resident, in the U.K. for U.K. tax purposes;

•	corporations created or organized in or under the laws of the U.S. or any State thereof;

•	estates the income of which is subject to U.S. federal income taxation regardless of its source;

•	trusts if a court within the U.S. is able to exercise primary supervision over their administration and control and one or more of the U.S. fiduciaries have the authority to control all of their substantial decisions, or trusts that have made a valid election under U.S. Treasury Regulations to be treated as domestic trusts; or

•	in the case of a partnership, U.S. Holder status is determined by reference to the residence of the partners and the activities of the partnership.

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

Taxation of Dividends

Under current U.K. legislation, no tax is withheld from our dividend payments and generally no U.K. tax is payable by U.S. Holders who are not resident or ordinarily resident for tax purposes in the U.K. U.S. Holders who are not resident or ordinarily resident for tax purposes in the U.K. with no other source of U.K. income are not required to file a U.K. income tax return.

For dividends paid on or after 6 April 1999, U.S. Holders who are not resident or ordinarily resident for tax purposes in the U.K. ceased to be entitled to receive a U.K./U.S. Double Tax Treaty Payment in relation to dividends declared on the shares because of reductions in the tax credit attaching to dividends provided for in the Finance (No.2) Act 1997.

For U.S. federal income tax purposes, the gross amount of a distribution (a) will be included in gross income by a U.S. Holder (at the dollar value of the payment, on the date of the receipt by the depositary, regardless of whether the payment is translated into dollars) and (b) will be treated as dividend income to the extent paid out of our current accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs and thereafter as capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations. Any difference between the dollar amount included in income and the dollar amount actually received may constitute ordinary foreign currency gain or loss.

No U.K. withholding tax is payable in respect of dividends on our ordinary shares or ADSs. An individual who is the beneficial owner of our ADSs and who resides in the U.K. is treated, for U.K. income tax purposes, as having taxable income equal to the amount of a dividend paid to him, plus a U.K. tax credit. The U.K. tax credit is an amount equal to one-ninth of the dividend received. The U.K. tax credit is not available to be refunded to a Holder if it exceeds their overall income tax liability.

Dividends received by an individual U.S. Holder before January 1, 2009 with respect to such U.S. Holder’s ADSs will generally be subject to a reduced rate of U.S. federal taxation, provided that the holding period and other requirements are met, and provided further that we meet the definition of a “qualified foreign corporation”. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of various comprehensive income tax treaties with the U.S.. Guidance from the U.S. Treasury Department indicates that a foreign corporation organized in the U.K., such as ourselves, will qualify.

Dividends received by a U.S. Holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally would constitute foreign source “passive income”, or, in the case of certain U.S. Holders, “financial services income”.

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

If a U.S. Holder receives foreign currency upon a sale or disposition of ADSs, the gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be U.S. source income or loss for foreign tax credit limitation purposes.

Gains recognized by a U.S. Holder on the sale or disposition of an ADS will generally be treated as U.S. source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to conditions and limitations, U.K. tax paid on such a sale or disposition by a U.S. Holder that is liable for both U.K. and U.S. tax may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, gain on the sale or disposition of an ADS generally would constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income”.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue.

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

U.K. Stamp Duty (“SD”) and Stamp Duty Reserve Tax (“SDRT”)

SDRT at the then-applicable rate arises upon the deposit with the depositary or its nominee of ordinary shares in exchange for ADSs. The current rate of SDRT on the deposit of ordinary shares is 1.5%. In some cases, U.K. SD could also arise on the deposit, and the current rate is 1.5%. The amount of SDRT payable will be reduced by any SD paid in connection with the same transaction. SDRT will be payable by the depositary in the first instance. In accordance with the terms of the Deposit Agreement, the depositary will require holders to pay the amount in respect of this tax to the depositary before issuing the ADSs.

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

Whenever a reference is made in this report to any material contract or other document to which we are a party, you should refer to the exhibits that are a part of this report for a complete copy of the contract or document. Most of them are available on the SEC’s website at www.sec.gov. You may also request copies of these exhibits, and we will provide them without charge, by writing or telephoning us at Washington House, 40-41 Conduit Street, London W1S 2YQ, U.K., attention Mr. David Hooper, Company Secretary (telephone: (44) 207-304-6000) or at the Enodis Technology Center, 2227 Welbilt Blvd., New Port Richey, Florida 34655, U.S.A., attention Ms. Michelle Nova (telephone: (727)-375-7010).

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

Interest Rate Risk

We are exposed to interest rate risk primarily connected to our floating rate borrowings. The amount of our borrowings that will be subject to floating interest rates over the next 12 months amounted to £43.0 million at October 2, 2004 and £92.8 million at September 27, 2003. Accordingly, increases in the prevailing interest rates could increase our interest payment obligations.

To reduce the impact of changes in interest rates on our borrowings, our policy is to have fixed rate debt equal to at least 50% of our borrowings. Accordingly, we may contract with major financial institutions for a number of interest rate swap agreements, where we would agree to exchange the difference between a fixed interest rate and a variable interest rate, as applied to a notional principal amount.

At October 2, 2004, we had fixed rate borrowings amounting to 70.1% of our total borrowings. A hypothetical 100-basis point increase in the interest rates associated with our floating rate borrowings, as at October 2, 2004, would reduce our net income by £0.4 million.

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

We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. In order to mitigate the impact of fluctuations in foreign currencies, where possible, we borrow in the same currencies as the capital employed in our main overseas operating units, thereby employing a degree of natural hedging. Borrowings under our senior subordinated notes are denominated in pounds. We have hedged the majority of these borrowings into U.S. dollars and euros using cross currency swaps to more closely align them with the currency profile of our underlying assets. Borrowings under our revolving credit facility can, at our option, be denominated in a number of currencies, including U.S. dollars, pounds and euros.

We regularly monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged are the U.S. dollar and the euro.

At October 2, 2004 and September 27, 2003, we had foreign currency forward contracts maturing at various dates of a gross amount totaling £97.7 million and £61.1 million, respectively in various foreign currencies. The fair value of the forward contracts is the amount that we would receive or pay to terminate the contracts. If we had terminated these agreements at October 2, 2004 and September 27, 2003, we would have recognized gains of £0.7 million and of £1.8 million, respectively.

At October 2, 2004, including the effects of our cross currency swaps, 42.7% of our net debt was denominated in U.S. dollars, 49.2% was denominated in pounds, and 8.1% was denominated in other currencies, primarily the euro. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for Fiscal 2004 was a loss of £8.2 million. This adjustment is included in our statements of movements in equity shareholders’ funds included in this report.

A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

•	reduce our profit/(loss) at October 2, 2004, by £6.1 million, mainly due to U.S. dollar exposure; and

•	reduce our net assets at October 2, 2004, by £16.9 million, mainly due to U.S. dollar and euro exposure.

A hypothetical 10% weakening of the pound against all currencies in which our international net earnings and net assets are denominated would:

•	increase our profit/(loss) at October 2, 2004, by £4.9 million, mainly due to U.S. dollar exposure; and

•	increase our net assets at October 2, 2004, by £20.6 million, mainly due to U.S. dollar and euro exposure.

Commodity Price Risk

We are subject to market risk with respect to commodities since our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. In some instances, our increased costs were not able to be passed onto our customers. We enter into arrangements to facilitate an adequate supply of materials, as well as to lock in to pre-determinable pricing levels. These supply contracts are typically for a period of 12 to 24 months. As these obligations are under executory contracts, no liability is recognized until the occurrence of a future event.

Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash at bank and in hand, trade accounts receivable, interest rate agreements, foreign exchange contracts and hedging contracts. We mitigate this risk by limiting banking counterparties to high quality financial institutions and by performing periodic credit evaluations.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None, except as previously reported regarding our senior secured note indenture and revolving credit facility. See “Item 5. Operating and Financial Review and Prospects”.

Item 15. Controls and Procedures

As of the end of Fiscal 2004, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting during Fiscal 2004 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee consists of Michael R. Arrowsmith (chairman), G. Michael Cronk and Joseph J Ross. Our Board has determined that Michael R. Arrowsmith qualifies as an “audit committee financial expert” under the SEC rules and is independent, as that term is defined in NYSE listing standards.

Item 16B. Code of Ethics

We have a written code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Group Controller and other senior finance officers. A copy of this code of ethics is posted on our website at www.enodis.com and is available in print without charge, on request to: David Hooper, Enodis plc, 40 Conduit Street, London, W1S 2YQ, U.K.. Since the adoption of this code of ethics in Fiscal 2003, there have been no amendments or any implied or actual waivers under this code of ethics.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed or to be billed to us by Deloitte & Touche LLP, our principal accountants (and Independent Registered Public Accounting Firm), for the following categories of fees from each of the last two fiscal years. No fees were payable to our principal accountants for a period exceeding 12 months.

	Fiscal 2004	Fiscal 2003
	(in millions)
Audit fees	£0.9	£0.9
Audit-related fees (1)	0.2	0.2
Tax fees (2)	0.9	1.1
All Other fees (3)	—	0.3
Total Fees	£2.0	£2.5

(1)	Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category included fees related to the performance of audits and attest services not required by statute or regulations, audits of our benefit plans, additional compliance procedures related to performance of the review or audit of our financial statements and accounting consultations regarding the application of GAAP to current and proposed transactions.
(2)	Tax fees consist of tax compliance, tax advice and tax planning services.
(3)	All Other fees include fees relating to expert witness services in connection with the Consolidated Industries litigation case and services in connection with refinancing, disposals of businesses and other projects. These services were grandfathered under the independence rules. No such services have been performed since the expiration of the grandfathered period.

In connection with the audit of our Fiscal 2004 financial statements, no hours were performed by persons other than our principal accountants’ full time, permanent employees.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has a policy requiring pre-approval of all audit and permissible non-audit services provided by our principal accountants. This policy requires all audit and non-audit services to be performed by our principal accountants to be approved by our Audit Committee (or a designated member of our Audit Committee) prior to our principal accountants being engaged to perform the services. The Committee will annually review and pre-approve services and fees for the following year that it determines will not impair the independence of our principal accountants. Any services that are not included in our annual review and pre-approval process must be specifically approved in advance of the services being provided. Our Audit Committee pre-approved 100% of the audit related fees, tax fees and other non-audit fees described above for Fiscal 2004 and Fiscal 2003, respectively, and determined that such services did not impair the independence of our principal accountants.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable. See Item 18.

Item 18. Financial Statements

The following financial statements are included in this report immediately following Item 19.

Enodis plc consolidated financial statements as at October 2, 2004 and September 27, 2003 and for the three years in the period ended October 2, 2004:

Item 19. Exhibits

Exhibit No.	Description of Document
1.1	Certificate of Incorporation, as amended.(1)
1.2	Memorandum of Association of the Registrant.(2)
1.3	Articles of Association of the Registrant.(2)
2	Indenture in respect of 10 3/8% senior subordinated notes due 2012, between the Registrant and The Bank of New York, acting through its London branch, as Trustee, dated March 26, 2002.(2)
4.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADSs issued thereunder, including the form of ADS.(1)
4.2	The Registrant’s Employee Stock Purchase Plan and Form of Subscription Agreement.(3)
4.3	The Registrant’s Share Matching Scheme.(3)
4.4	The Registrant’s Sharesave Scheme 2002.(4)
4.5	Employment agreement between Enodis Corporation and David S. McCulloch, dated as at June 1, 2003. (5)
4.6	Employment agreement between Enodis Corporation and W. David Wrench, dated as at July 21, 2003. (5)
4.7	Employment agreement between Enodis Corporation and Robert C. Eimers, dated as at July 21, 2003. (5)
4.8
Supplemental Agreement between the Registrant and The Royal Bank of Scotland plc as Facility Agent dated November 17, 2003. Portions of this exhibit have been omitted under a request for confidential treatment filed with the SEC. (5)

4.9	The Registrant’s Executive Share Option Scheme (1993) incorporating amendments to November 18, 2003. (5)
4.10	The Registrant’s Executive Share Option Scheme (1995) incorporating amendments to November 18, 2003. (5)
4.11	The Registrant’s Executive Share Option Scheme (2001) incorporating amendments to November 18, 2003. (5)
4.12	Facility Agreement between the Registrant and The Royal Bank of Scotland plc as acting Agent dated September 17, 2004.
8	Significant Subsidiaries.
12	Section 302 Certifications (Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended).
13	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

(2)	Incorporated by reference to our registration statement on Form F-4 (File No. 333-85102), filed on March 28, 2002, as amended by Amendment No. 1, filed on June 17, 2002, as amended by Amendment No. 2, filed on July 15, 2002, as amended by Amendment No. 3, filed on August 15, 2002, and as amended by Amendment No. 4, filed on August 27, 2002.

(3)	Incorporated by reference to our registration statement on Form S-8 (File No. 333-61638), filed on May 25, 2001.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 1-15032), for the fiscal year ended September 29, 2001.

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 27, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Enodis plc

We have audited the accompanying consolidated balance sheets of Enodis plc and subsidiaries (collectively, "the Group") as at October 2, 2004 and September 27, 2003, and the related consolidated statements of profit and loss accounts, cash flows, total recognized gains and losses and movements in equity shareholders’ funds for each of the three years in the period ended October 2, 2004, and the notes thereto, all expressed in pounds sterling. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at October 2, 2004 and September 27, 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended October 2, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed in Note 28 to the consolidated financial statements, the Group was required to adopt Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, effective September 29, 2002.

As discussed in Note 2 to the consolidated financial statements, during the year ended October 2, 2004 the Group changed its method of accounting for ESOP trusts to conform to Urgent Issues Task Force Abstract 38 “Accounting for ESOP Trusts” and, retroactively, restated prior period financial statements for the change.

DELOITTE & TOUCHE LLP

London, England

November 22, 2004

ENODIS PLC
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

		2004 (53 weeks)			2003 (52 weeks)			2002 (52 weeks)			2004 (53 weeks)
					in millions
Notes		Pre- except -ional	Except -ional Items (Note 6)	Total	Pre- except -ional	Except -ional items (Note 6)	Total	Pre- Except -ional (restated Note 2)	Except -ional items (Note 6) (restated Note 2)	Total	(Note 2)

Turnover from continuing operations	3
Food equipment		£644.7	£—	£644.7	£663.7	£—	£663.7	£777.1	£—	£777.1	$1,158.9
Property		11.4	—	11.4	15.7	—	15.7	16.1	—	16.1	20.5
		£656.1	£—	£656.1	£679.4	£—	£679.4	£793.2	£—	£793.2	$1,179.4
Operating profit/(loss) from continuing operations
Food equipment		£65.1	—	£65.1	£64.9	£(4.7)	£60.2	£67.2	£(8.9)	£58.3	$117.0
Property		2.7	—	2.7	5.4	(3.3)	2.1	8.0	—	8.0	4.8
Corporate costs		(10.5)	(3.2)	(13.7)	(9.5)	(4.5)	(14.0)	(7.6)	(0.5)	(8.1)	(24.6)
Goodwill amortization /impairment		(12.2)	—	(12.2)	(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)	(21.9)
Operating profit/(loss) from continuing operations	3,4,5,6	45.1	(3.2)	41.9	47.0	(12.5)	34.5	48.6	(58.3)	(9.7)	75.3
Profit/(loss) on disposal of businesses	6	—	2.2	2.2	—	3.3	3.3	—	(38.1)	(38.1)	4.0
Net interest payable and similar charges	9	(16.1)	(2.7)	(18.8)	(21.9)	—	(21.9)	(29.3)	(8.4)	(37.7)	(33.8)
Profit/(loss) on ordinary activities before taxation		29.0	(3.7)	25.3	25.1	(9.2)	15.9	19.3	(104.8)	(85.5)	45.5
Tax benefit/(expense) on profit/(loss) on ordinary activities	10	17.5	1.2	18.7	(8.2)	1.8	(6.4)	(1.2)	0.2	(1.0)	33.6
Profit/(loss) on ordinary activities after taxation		46.5	(2.5)	44.0	16.9	(7.4)	9.5	18.1	(104.6)	(86.5)	79.1
Equity minority interest		(0.1)	—	(0.1)	(0.1)	—	(0.1)	(0.2)	—	(0.2)	(0.2)
Retained profit/(loss)		£46.4	£(2.5)	£43.9	£16.8	£(7.4)	£9.4	£17.9	£(104.6)	£(86.7)	$78.9

F-3

ENODIS PLC
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

(continued)

		2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)	2004 (Note 2) (53 weeks)
	Notes
Earnings/(loss) per share	11
Basic earnings/(loss) per share		11.0p	2.4p	(24.7)p	$0.20
Diluted earnings/(loss) per share		10.9p	2.4p	(24.7)p	$0.20

The accompanying notes form an integral part of these financial statements.

ENODIS PLC
CONSOLIDATED BALANCE SHEETS
As at October 2, 2004 and September 27, 2003

	Notes	2004	2003 (restated Note 2)	2004 (Note 2)
		(in millions)

Fixed assets
Intangible fixed assets: goodwill	12	£182.3	£208.8	$327.7
Tangible fixed assets	13	78.0	81.6	140.2
Fixed asset investments	14	3.3	4.0	5.9
		263.6	294.4	473.8
Current assets
Stocks	15	83.2	75.2	149.6
Debtors	16	111.7	118.3	200.8
Deferred tax asset	10	47.2	23.8	84.8
Cash at bank and in hand		52.4	77.7	94.2
		294.5	295.0	529.4
Creditors falling due within one year
Borrowings	17	(7.2)	(49.3)	(12.9)
Other creditors	17	(183.6)	(174.6)	(330.0)
		(190.8)	(223.9)	(342.9)
Net current assets		103.7	71.1	186.5
Total assets less current liabilities	3	£367.3	£365.5	$660.3
Financed by:
Creditors falling due after more than one year	18	131.9	160.2	237.1
Provisions for liabilities and charges	21	38.5	44.6	69.2
		170.4	204.8	306.3
Capital and reserves
Called up share capital	22	200.5	200.2	360.4
Share premium account	23	234.3	234.2	421.2
Profit and loss account	23	(235.7)	(271.4)	(423.7)
ESOP Trust	2, 23	(2.4)	(2.4)	(4.3)
Equity shareholders’ funds		196.7	160.6	353.6
Equity minority interests		0.2	0.1	0.4
		£367.3	£365.5	$660.3

The accompanying notes form an integral part of these financial statements.

ENODIS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

	Notes	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2004 (Note 2) (53 weeks)
		(in millions)
Net cash inflow from operating activities before exceptional items	a	£75.3	£80.0	£100.0	$135.3
Net cash outflow from operating exceptional items	a	—	(6.5)	(27.4)	—
Net cash inflow from operating activities	a	75.3	73.5	72.6	135.3
Return on investments and servicing of finance
Interest paid		(17.2)	(20.6)	(26.0)	(30.9)
Interest received		1.0	1.7	2.7	1.8
Financing fees paid		(0.5)	—	(18.9)	(0.9)
		(16.7)	(18.9)	(42.2)	(30.0)
Taxation
Overseas and U.K. tax paid		(6.7)	(7.1)	(3.3)	(12.0)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(14.0)	(10.0)	(9.9)	(25.2)
Receipts from sale of tangible fixed assets		0.6	0.6	0.9	1.1
		(13.4)	(9.4)	(9.0)	(24.1)
Acquisitions and disposals
Acquisition/disposal of subsidiary undertakings		(0.8)	(1.3)	88.6	(1.4)

Cash inflow before financing		37.7	36.8	106.7	67.8
Financing
Issue of shares		0.4	—	70.3	0.7
Issue of 10\!% senior subordinated notes		—	—	100.0	—
Net decrease in borrowings		(63.0)	(32.3)	(242.5)	(113.3)
Capital element of finance lease repayments		—	(0.2)	(0.5)	—
		(62.6)	(32.5)	(72.7)	(112.6)
Net increase/(decrease) in cash in the period		£(24.9)	£4.3	£34.0	$(44.8)

The accompanying notes form an integral part of these financial statements.

ENODIS PLC
NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

(a)	Reconciliations of operating profit/(loss) to net cash inflow from operating activities

	2004 (53 weeks)				2003 (52 weeks)			2002 (52 weeks)
	Notes	Pre- exceptional	Exceptional items	Total 2004	Pre- exceptional	Exceptional items	Total 2003	Pre- exceptional (restated Note 2)	Exceptional Items	Total 2002 (restated Note 2)
		(in millions)
Operating profit/(loss)	3	£45.1	£(3.2)	£41.9	£47.0	£(12.5)	£34.5	£48.6	£(58.3)	£(9.7)
Depreciation		11.5	—	11.5	12.4	—	12.4	15.7	—	15.7
Amortization of goodwill		12.2	—	12.2	13.8	—	13.8	19.0	48.9	67.9
Provisions (net)		(3.3)	—	(3.3)	(2.8)	4.5	1.7	(2.5)	(5.6)	(8.1)
(Increase)/decrease in stock		(10.8)	—	(10.8)	2.6	—	2.6	5.5	5.9	11.4
Decrease/(increase) in debtors		2.1	—	2.1	7.5	—	7.5	19.7	—	19.7
Decrease/(increase) in creditors		18.5	3.2	21.7	(0.5)	1.5	1.0	(6.0)	(18.3)	(24.3)
Net cash inflow/(out flow) from operating activities		£75.3	£-	£75.3	£80.0	£(6.5)	£73.5	£100.0	£(27.4)	£72.6

Businesses disposed of during the year contributed £nil (2003: £nil, 2002: £7.3 million) to the Group’s net cash inflow from operating activities.

(b)	Reconciliations of net cash flow to movement in net debt

	2004	2003	2002
	(in millions)

Decrease/(increase) in cash in the period	£(24.9)	£4.3	£34.0
Cash outflow from capital element of finance lease payments	—	0.2	0.5
New finance leases	—	—	(1.5)
Issue of 10\!% senior subordinated notes	—	—	(100.0)
Net (increase)/decrease in borrowings	63.0	32.3	242.5
Translation difference	10.3	9.6	4.3
Reduction in net debt	48.4	46.4	179.8
Net debt at start of period	£(139.7)	(186.1)	(365.9)
Net debt at end of period	£(91.3)	£(139.7)	£(186.1)

The accompanying notes form an integral part of these financial statements.

ENODIS PLC
NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

(c)	Reconciliations of net debt to balance sheet

	2004	2003	2002
	(in millions)

Cash at bank and in hand	£52.4	£77.7	£72.7
Current borrowing	(7.2)	(49.3)	(33.4)
Exclude current portion of deferred financing costs	(0.7)	(1.9)	(2.8)
Current net debt	44.5	26.5	36.5
Long-term lease obligations	(1.4)	(1.5)	(1.6)
10\!% senior subordinated notes	(100.0)	(100.0)	(100.0)
Long-term debt	(30.5)	(58.7)	(112.5)
Exclude long-term portion of deferred financing costs	(3.9)	(6.0)	(8.5)
Net debt at end of period	£(91.3)	£(139.7)	£(186.1)

(d)	Analysis of movements in net debt

	2003	Cash flow	Translation Adjustments	2004
	(in millions)

Cash	£77.7	£(24.9)	£(0.4)	£52.4
Borrowings wholly due within one year	(6.7)	(1.5)	0.3	(7.9)
10\!% senior subordinated notes	(100.0)	—	—	(100.0)
Term loan	(99.8)	92.8	7.0	—
Revolving credit facility	—	(28.3)	—	(28.3)
Other long term debt	(10.9)	—	3.4	(7.5)
Net debt	£(139.7)	£38.1	£10.3	£(91.3)

	2002	Cash flow	Translation Adjustments	2003
	(in millions)

Cash	£72.7	£4.3	£0.7	£77.7
Borrowings wholly due within one year	(3.5)	(3.3)	0.1	(6.7)
10\!% senior subordinated notes	(100.0)	-	-	(100.0)
Term loan	(144.1)	36.1	8.2	(99.8)
Other long term debt	(11.2)	(0.3)	0.6	(10.9)
Net debt	£(186.1)	£36.8	£9.6	£(139.7)

The accompanying notes form an integral part of these financial statements.

ENODIS PLC
CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

	2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)	2004 (Note 2) (53 weeks)
	(in millions)

Profit/(loss) for the period	£43.9	£9.4	£(86.7)	$78.9
Goodwill written back on disposals, previously written off	—	—	65.1	—
Currency translation differences on foreign currency net investments	(8.2)	(4.6)	(5.7)	(14.7)
Total recognized gains and losses for the period	35.7	4.8	(27.3)	64.2
Prior period adjustment	1.4	—	—	2.5
Total recognizable gains/(losses) since last annual report	£37.1	£4.8	£(27.3)	$66.7

ENODIS PLC
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

	2004 (53 weeks)	2003 (restated Note 2) (52 weeks)	2002 (restated Note 2) (52 weeks)	2004 (Note 2) (53 weeks)
	(in millions)

Profit/(loss) for the period	£43.9	£9.4	£(86.7)	$78.9
Goodwill written back on disposals, previously written off	—	—	65.1	—
Currency translation differences on foreign currency net investments	(8.2)	(4.6)	(5.7)	(14.7)
Total recognized gains and losses	35.7	4.8	(27.3)	64.2
Dividends	—	—	—	—
Shares issued	0.4	—	70.3	0.7
Net increase in equity shareholders’ funds in the period	36.1	4.8	43.0	64.9
Opening equity shareholders’ funds	£160.6	155.8	112.8	288.7
Closing equity shareholders’ funds	£196.7	£160.6	£155.8	$353.6

The accompanying notes form an integral part of these financial statements.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

1. Business

Enodis plc (“Enodis”) and its subsidiaries (collectively the “Group”) operate in three segments: food service equipment, food retail equipment and property. The Groups food service equipment segment manufactures and distributes cooking, warming, ice, storage, preparation, ventilation and warewashing equipment used by commercial and institutional food service operators. The Groups food retail equipment segment manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores. The Group’s food equipment customers are dispersed throughout the world with the majority located in North America, the U.K. and continental Europe. The Group also has property development and leasing operations based in the U.K.

2. Accounting policies

Basis of accounting. The principal accounting policies are summarized below. They have been applied consistently throughout fiscal 2004, fiscal 2003 and fiscal 2002 with the exception of accounting for the ESOP trust, which is explained below. The accounts have been prepared under the historical cost convention and comply in all respects with applicable Accounting Standards in the United Kingdom (“U.K.”). These principles differ in certain respects from the accounting principles in the United States of America (“U.S.”), see Note 28.

Basis of consolidation. These accounts consolidate the accounts of Enodis plc and all its subsidiary companies and undertakings (“subsidiary entities”), collectively the Group, made up to the period end. The results of the subsidiary entities are included in the Group profit and loss account from the date of acquisition to the date of disposal.

Fiscal year. The Group reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal year 2004 contains 53 weeks. Fiscal years 2003 and 2002 contained 52 weeks.

Convenience translation. The consolidated financial statements are presented in millions of U.K. pounds sterling (“£” or “GBP”). In addition, the consolidated financial statements as at and for the 53 weeks ended October 2, 2004 are also presented in U.S. dollars (“$” or “USD”). These USD amounts are presented solely for the convenience of the reader and have been translated at the rate of £1.00 = USD 1.7976, the noon buying rate of the U.S. Federal Reserve Bank as at October 1, 2004. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

Other fixed asset investments. Other fixed asset investments represent unlisted investments. Such investments are shown at cost less any provision for impairment.

Acquisitions and disposals. On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group’s share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of Financial Reporting Standard (“FRS”) 10, “Goodwill and Intangible Assets”, goodwill arising on the acquisition of subsidiaries is capitalized in the Group balance sheet in the period of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

Earnings/(loss) per share. Basic earnings/(loss) per share excludes dilution and is computed by dividing profit/(loss) for the period by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Group.

Cash at bank and in hand. The Group considers all highly liquid investments with maturities of three months or less to be cash at bank and in hand.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

2. Accounting policies (continued)

Goodwill and intangible fixed assets. Goodwill arising on acquisitions has been capitalized and is amortized over a period of 20 years; the Directors regard 20 years as a reasonable estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. Goodwill eliminated against reserves before the application of FRS 10 has not been reinstated and has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Tangible fixed assets. Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation of each asset, on a straight-line basis, over its expected useful life as follows:

-Freehold land: nil.

-Freehold and long leasehold buildings: 1%-2%.

-Short leasehold properties: over the unexpired period of the lease.

-Plant and equipment: 10%-33S!%.

Leases. Assets acquired under finance leases are capitalized and depreciated over the shorter of the lease term or the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

Stocks. Stocks are stated at the lower of cost or net realizable value. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads. In addition, included in stocks is land held for development and sale. This land is stated at cost unless an impairment has occurred, in which case the land is reduced to its estimated fair market value.

Turnover. Turnover represents amounts receivable for goods and services to third parties provided in the normal course of business, net of trade discounts, allowances for sales returns and rebates, discounts, value added tax, other sales related taxes and other items.

      Turnover from product sales is recognized when evidence of an arrangement exists, all the risks and rewards of ownership and loss have transferred to the customer, the price is fixed or determinable and collectability is reasonably assured. Service turnover is recognized when services are rendered. Property turnover is recognized upon completion of the sale when the profit is determinable and the earnings process is virtually complete.

The Group estimates future product returns and rebate payments and establish reserves against turnover at the time of sale.

Research and development. Research and development is written off as it is incurred.

Marketing costs. Marketing costs include costs of advertising and other marketing activities. Such costs are expensed as incurred and were £8.2 million, £8.5 million and £9.5 million in fiscal 2004, 2003 and 2002, respectively.

Finance costs. Finance costs incurred in arranging debt facilities are capitalized and recognized in the profit and loss account over the term of the debt.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

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

No provision has been made for any potential taxation liability that would arise were the earnings of the Company's foreign subsidiaries to be remitted to the U.K. Where actual remittances occur or are anticipated, the tax effect, if any is recognized.

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

Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees’ estimated service lives. Contributions to defined contribution schemes are charged to the profit and loss account on a payment basis.

Foreign currency translation. Foreign exchange differences arising from exchange rate variations on trading transactions are included in operating profit. Overseas profits remitted to the U.K. during the period are dealt with at actual rates of exchange. The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the fiscal year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long-term foreign currency borrowings used to finance overseas investments. Other translation differences are dealt with in the profit and loss account.

Derivative financial instruments. The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognized in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s financial statements.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate swap by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognized by adjusting net interest payable over the periods of the contracts.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

2. Accounting policies (continued)

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

Recoverability of Long-Lived assets. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated, at each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the long-lived assets is less than the assets carrying amount.

Warranty provisions. The Group’s warranty policy generally provides that its products are free from defects in material and workmanship for a specified period of time from the date of purchase or installation, which varies dependent upon the product sold. The warranty does not cover any losses or damage that occurs as a result of improper use or neglect. The Group accrues for the estimated cost of future warranty claims at the time of sale.

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

Reclassifications. Certain reclassifications have been made to the 2003 and 2002 financial statements in order to conform to the 2004 presentation.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include inventory provisions, allowance for bad debts, warranty provisions, useful lives, sales returns, onerous lease provisions and impairment calculations. Actual results could differ from those estimates.

Concentration of credit risk. Financial instruments which potentially subject the Group to concentrations of credit risk consist primarily of cash at bank and in hand, trade accounts receivable, foreign exchange and hedging contracts. The Group mitigates such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange and interest rate contracts to qualified financial institutions, and by performing periodic credit evaluations.

Recently adopted U.K. accounting standards. In November 2000, the U.K. Accounting Standards Board (“ASB”) issued FRS 17, “Retirement Benefits” relating to accounting for pension costs and other post-retirement benefits, which will replace Statement of Standard Accounting Practice (“SSAP”) 24, “Accounting for Pension Costs”, and Urgent Issues Task Force (“UITF”) Abstract 6, “Accounting for post-retirement benefits other than pensions”. FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The Group adopted the applicable disclosures from fiscal 2001. The effects of the future adoption of this standard on net assets has been disclosed in Note 24. Due to the introduction of International Accounting Standards during fiscal 2006, the Group will only be subject to these disclosure provisions under FRS 17.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

2. Accounting policies (continued)

During fiscal 2004, the Group adopted UITF 38. Consequently the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m in fiscal 2001 and fiscal 2002 respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds. Comparative periods have been restated to reflect this accounting treatment. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4m. At October 2, 2004, the market value of the shares was £1.1 million.

3. Segmental analysis

The Group’s primary measure of segment profit or loss is operating profit/(loss) before exceptional items. Segments are determined based on the products and services provided as well as the geographic area and are on a basis consistent with the accounting policies described in Note 2. The Group is currently organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property. These reportable segments also align to the Groups main product groupings. Additionally, the Group’s Global Food Service Equipment is analyzed geographically, being North America and Europe/Asia. All inter-segment turnover and profits are eliminated upon consolidation.

(a) Turnover

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Food Service Equipment-North America	£395.9	£408.4	£474.1
Food Service Equipment- Europe/Asia	145.3	144.5	145.0
Global Food Service Equipment	541.2	552.9	619.1
Food Retail Equipment	103.5	110.8	158.0
Food Equipment	644.7	663.7	777.1
Property	11.4	15.7	16.1
	£656.1	£679.4	£793.2

Turnover from continuing operations for the 53 weeks ended October 2, 2004 includes £nil million (2003: £nil million, 2002: £60.0 million) in respect of Food Equipment businesses now sold.

(b) Turnover by origin: geographical analysis

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

United Kingdom	£62.6	£65.5	£67.6
North America	499.4	519.3	612.1
Rest of Europe	87.8	90.8	89.1
Rest of the World	6.3	3.8	24.4
	£656.1	£679.4	£793.2

Turnover by origin is based upon the geographical location of the operating company where the sale was recorded.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

3. Segmental analysis (continued)

(c) Turnover by destination: geographical analysis

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

United Kingdom	£62.4	£66.1	£73.1
North America	472.7	496.9	573.5
Rest of Europe	77.3	79.2	80.9
Rest of the World	43.7	37.2	65.7
	£656.1	£679.4	£793.2

(d) Operating profit/(loss)

	2004 (53 weeks)			2003 (52 weeks)			2002 (52 weeks)
	Pre- Exceptional	Exceptional items (Note 6)	Total	Pre- Exceptional	Exceptional Items (Note 6)	Total	Pre- Exceptional (restated Note 2)	Exceptional Items (Note 6)	Total (restated Note 2)
	(in millions)

Food Service Equipment
- North America	£51.3	£—	£51.3	£50.7	£(3.0)	£47.7	£60.8	£0.2	£61.0
Food Service Equipment
- Europe/Asia	6.7	—	6.7	10.2	(1.7)	8.5	9.7	(2.5)	7.2
Global Food Service Equipment	58.0	—	58.0	60.9	(4.7)	56.2	70.5	(2.3)	68.2
Food Retail Equipment	7.1	—	7.1	4.0	—	4.0	(3.3)	(6.6)	(9.9)
Food Equipment	65.1	—	65.1	64.9	(4.7)	60.2	67.2	(8.9)	58.3
Property	2.7	—	2.7	5.4	(3.3)	2.1	8.0	—	8.0
Corporate costs	(10.5)	(3.2)	(13.7)	(9.5)	(4.5)	(14.0)	(7.6)	(0.5)	(8.1)
Goodwill amortization and impairment	(12.2)	—	(12.2)	(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)
Operating profit	£45.1	£(3.2)	£41.9	£47.0	£(12.5)	£34.5	£48.6	£(58.3)	£(9.7)

(e) Geographical analysis: operating profit

	2004 (53 weeks)			2003 (52 weeks)			2002 (52 weeks)
	Pre- Exceptional	Exceptional items (Note 6)	Total	Pre- exceptional	Exceptional items (see Note 6)	Total	Pre- exceptional	Exceptional Items (see Note 6)	Total
	(in millions)

United Kingdom	£(6.1)	£—	£(6.1)	£(1.5)	£(3.3)	£(4.8)	£1.7	£(1.8)	£(0.1)
North America	55.6	(3.2)	52.4	53.1	(7.6)	45.5	55.5	(6.3)	49.2
Rest of Europe	7.4	—	7.4	10.2	(1.5)	8.7	9.5	(1.1)	8.4
Rest of the World	0.4	—	0.4	(1.0)	(0.1)	(1.1)	0.9	(0.2)	0.7
Goodwill amortization and impairment	(12.2)	—	(12.2)	(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)
	£45.1	£(3.2)	£41.9	£47.0	£(12.5)	£34.5	£48.6	£(58.3)	£(9.7)

Operating profit for the 53 weeks ended October 2, 2004 includes £nil (2003: £nil million, 2002: £4.4 million) in respect of Food Equipment businesses sold in the year.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

3. Segmental analysis (continued)

(f) Depreciation

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Food Service Equipment-North America	£6.7	£7.1	£9.2
Food Service Equipment- Europe/Asia	2.7	2.7	2.9
Global Food Service Equipment	9.4	9.8	12.1
Food Retail Equipment	1.7	2.1	3.0
Food Equipment	11.1	11.9	15.1
Property	—	—	—
Corporate	0.4	0.5	0.6
	£11.5	£12.4	£15.7

(g) Total assets less current liabilities

	2004	2003 (restated Note 2)
	(in millions)

Food Service Equipment-North America	£86.5	£75.3
Food Service Equipment-Europe/Asia	44.9	42.2
Global Food Service Equipment	131.4	117.5
Food Retail Equipment	24.4	29.2
	155.8	146.7
Goodwill	182.3	208.8
Food Equipment	338.1	355.5
Property	5.8	5.8
Investments	3.3	4.0
	347.2	365.3
Corporate	(25.1)	(28.2)
Net cash	45.2	28.4
	£367.3	£365.5

(h) Total assets less current liabilities: geographical analysis

	2004	2003 (restated Note 2)
	(in millions)

United Kingdom	£27.7	£28.6
North America	220.5	234.2
Rest of Europe	68.9	68.8
Rest of the World	5.0	5.5
Net cash	45.2	28.4
	£367.3	£365.5

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

3. Segmental analysis (continued)

(i) Total assets

	2004	2003 (restated Note 2)
	(in millions)

Food Service Equipment-North America	£173.5	£148.2
Food Service Equipment-Europe/Asia	82.1	81.7
Food Retail Equipment	43.6	47.2
Goodwill	182.3	208.8
Food Equipment	481.5	485.9
Property	12.7	8.7
Corporate and cash	63.9	94.8
	£558.1	£589.4

(j) Tangible fixed assets

	2004	2003
	(in millions)

Food Service Equipment-North America	£45.0	£49.2
Food Service Equipment-Europe/Asia	16.2	15.0
Food Retail Equipment	12.8	14.0
Food Equipment	74.0	78.2
Corporate	4.0	3.4
	£78.0	£81.6

(k) Tangible fixed assets: geographical analysis

	2004	2003
	(in millions)

United Kingdom	£3.1	£2.8
North America	61.5	66.3
Continental Europe	12.9	11.9
Rest of the World	0.5	0.6
	£78.0	£81.6

(l) Tangible fixed assets: additions

	2004	2003
	(in millions)

Food Service Equipment-North America	£7.2	£5.3
Food Service Equipment-Europe/Asia	4.5	2.7
Food Retail Equipment	1.6	1.3
Food Equipment	13.3	9.3
Corporate	0.7	0.7
	£14.0	£10.0

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

3. Segmental analysis (continued)

(m) Intangible fixed assets: goodwill

	2004	2003
	(in millions)

Food Service Equipment-North America	£103.8	£119.8
Food Service Equipment-Europe/Asia	53.2	59.9
Food Retail Equipment	25.3	29.1
Food Equipment	£182.3	£208.8

4. Operating costs

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks) (restated Note 2)
	(in millions)

Cost of sales	£516.7	£537.1	£634.8
Net operating expenses:
Distribution costs	8.5	8.5	9.1
Administration expenses	85.7	85.9	98.7
Other operating expenses	0.1	0.9	2.0
Operating costs before exceptional items	611.0	632.4	744.6
Operating exceptional items (see Note 6)	3.2	12.5	58.3
Operating costs	£614.2	£644.9	£802.9

Gross profit for the period, before exceptional items, was £139.4 million in 2004, £131.2 million in 2003 and £150.5 million in 2002. Bad debt provision charge for the period was £1.0 million in 2004, £1.0 million in 2003 and £2.1 million in 2002.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

5. Operating profit/(loss)

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)
Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:
-owned	£11.4	£12.3	£15.6
-leased	0.1	0.1	0.1
Amortization of intangible fixed assets: goodwill	12.2	13.8	19.0
Rental of plant and equipment under operating leases	1.7	1.8	2.1
Rental of land and buildings	7.9	7.8	5.3
Rental income	(0.8)	(0.8)	(0.5)
Research and development	14.3	13.2	13.4
Auditors remuneration:
-Audit Services
-statutory audit	0.9	0.9	0.9
-audit-related regulatory reporting	0.1	0.1	0.1
-further assurance services (i)	0.1	0.1	0.3
-Tax services
-compliance services	0.4	0.6	0.7
-advisory services	0.5	0.5	0.7

(i) A further £nil million (2003: £0.3 million, 2002: £1.4 million) of fees not charged to operating profit have been paid in respect of refinancing, disposals and other projects.

6. Exceptional items

(a) Operating exceptional items

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Restructuring costs, cost reduction measures and inventory write downs	£—	£6.1	£9.4
Vacant leasehold provisions	—	3.3	—
Litigation costs	3.2	3.1	—
Goodwill impairment	—	—	48.9
Operating exceptional items	£3.2	£12.5	£58.3

2004
Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37 million paid by Consolidated to Enodis Group between 1988 and 1998. On July 28, 2004, the Bankruptcy Court for the Northern District of Indiana issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and holding that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the Trustee was entitled to recover the $30 million paid by Consolidated, plus prejudgment interest, for a total of approximately $43 million.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

6. Exceptional items (continued)

This judgment is in addition to the summary judgment issued by the United States District Court for the Northern District of Indiana previously discussed in our fiscal 2003 financial statements of approximately $8.6 million. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. The Directors of the relevant group companies, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful. As a result of the decision to appeal, the Group has reassessed its accruals for legal costs for defending the claims and has provided a further £3.2 million (2003: £3.1 million). The Group’s view of the outcome of the Consolidated Industries litigation remains unchanged (see Note 25).

2003
In April 2003, the Group announced a restructuring and cost reduction program including salaried headcount reductions and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programs were announced in Europe. The Group incurred restructuring costs of £6.1 million. Of these costs, £1.4 million are included within Corporate costs and the remainder is included within our Global Food Service Equipment segment. These restructuring measures resulted in a headcount reduction of approximately 150 employees. The accrual remaining as at October 2, 2004 for the 2003 restructuring program was £0.7 million. The completion of this restructuring program is expected to occur during fiscal 2005.

In addition, as a result of a slowdown in the property market, £3.3 million had been recognized in respect of vacant leasehold properties held within the Group’s Property segment. In fiscal 2004 an increase in vacant leasehold provisions of £0.9 million has been charged to pre-exceptional operating profits (see Note 21).

Following an adverse summary judgment on certain of the claims totaling $8.6 million referred to above, the Group provided £3.1 million in respect of additional legal costs to be incurred in defending the claims.

2002
Restructuring costs in the 52 weeks to September 28, 2002 principally represented costs associated with the closure of excess operating capacity in our Food Retail Equipment segment. This included the write down of inventory at Kysor//Warren which reflected the decline in the business and employee termination costs that resulted from a headcount reduction of 30 (all such employees were terminated by September 28, 2002). There was also further rationalization of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment segment.

Following downturns in the U.S. economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2002. In accordance with the methodology presented in FRS 11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of goodwill. In 2002, due to the poor performance of Kysor//Warren, the carrying value of goodwill was written down by £48.9 million.

(b) Disposal of businesses

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Profit/(loss) on disposals	£2.2	£3.3	£(38.1)

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

6. Exceptional items (continued)

2004
In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposals of two of its subsidiaries expired. As a result, the remaining provisions of £0.9 million and £1.3 million have been credited to the profit and loss account.

2003
In February 2003, the Group paid £1.3 million to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, accruals remaining of £2.5 million, along with £0.8 million of remaining provisions from other disposals have been credited to the profit and loss account.

2002
During the 52 weeks to September 28, 2002, the Group disposed of Sammic SA, Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realized a loss on these disposals of £41.4 million after writing off goodwill of £65.1 million previously charged against reserves.

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

(c) Net interest payable and similar expenses

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Deferred finance fees written off	£2.7	—	£4.2
Refinancing fees	—	—	4.2
	£2.7	—	£8.4

2004
Deferred finance fees written off of £2.7 million relate to amounts previously capitalized in respect of the senior credit facility that was replaced by the Group’s refinancing that was executed on September 17, 2004.

2002
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

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

7. Staff costs

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions except employee numbers)
(a) Staff costs, including Directors, comprised:
Wages and salaries	£143.2	£141.4	£157.2
Social security costs	18.3	19.0	18.9
Pension and other post-retirement costs	5.5	5.6	3.9
	167.0	£166.0	£180.0
(b) The average monthly number of employees was:
Food Service Equipment-North America	3,556	3,545	3,871
Food Service Equipment-Europe/Asia	1,504	1,533	1,627
Food Retail Equipment	956	962	1,443
Corporate and Property	32	33	29
	6,048	6,073	6,970

8. Directors’ remuneration

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Fees as Directors	£0.2	£0.2	£0.2
Salaries and benefits	0.8	1.0	1.3
Bonuses	0.8	0.6	0.9
	1.8	1.8	2.4
Pension contributions	0.1	0.1	—
	1.9	1.9	2.4
Compensation for loss of office	—	0.8	0.7
	£1.9	£2.7	£3.1

Compensation for loss of office represents severance payments and a relocation bonus paid to directors who resigned.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

9. Net interest payable and similar expenses

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Interest payable and similar charges:
Interest on 10\!% senior subordinated notes	£(10.4)	£(10.4)	£(5.3)
Amortization of deferred financing costs	(2.0)	(3.4)	(2.5)
Term loan and revolving multi-currency facility	(4.1)	(9.3)	(23.8)
Other loans	(0.6)	(0.5)	(0.4)
	(17.1)	(23.6)	(32.0)
Interest receivable:
Bank balances	0.9	1.4	1.5
Other	0.1	0.3	1.2
	1.0	1.7	2.7
Net interest payable and similar charges before exceptional finance costs	(16.1)	(21.9)	(29.3)
Exceptional finance costs (see Note 6)	(2.7)	—	(8.4)
Net interest payable and similar charges	£(18.8)	£(21.9)	£(37.7)
10. Tax on profit/(loss) on ordinary activities

(a) Analysis of (benefit)/expense in the period is as follows:

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

The tax (benefit)/expense for the period comprised:
U.K. taxation at 30% (2003: 30%) - current year	£—	£—	£—
Foreign taxation:
-current year	7.1	7.4	5.8
-prior year	(0.7)	(0.7)	(3.8)
	6.4	6.7	2.0
Deferred Taxation (i)	(23.9)	1.5	(0.8)
	(17.5)	8.2	1.2

Tax relief on exceptional items (ii)	(1.2)	(1.8)	(0.2)
	£(18.7)	£6.4	£1.0

(i) Our view of the impact of the expected recovery in our North American businesses and associated tax planning strategies has lead us to recognize an additional deferred tax asset of £23.9 million principally relating to the benefit from our past U.S. tax losses.

(ii) For the 53 weeks ending October 2, 2004, the tax relief on exceptional items includes a deferred tax benefit of £1.1 million (2003: £1.6 million, 2002: £nil) and a current tax benefit of £0.1 million. (2003: £0.2 million, 2002: £0.2 million).

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

10. Tax on profit/(loss) on ordinary activities (continued)

(b) The components of profit/(loss) on ordinary activities before taxation in the period are as follows:

	2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)
	(in millions)

U.K.	£(3.9)	£(8.5)	£(15.6)
U.S.	23.5	7.6	(91.1)
Other jurisdictions	5.7	16.8	21.2
Profit/(loss) on ordinary activities	£25.3	£15.9	£(85.5)

(c) The reconciliation of the U.S. Federal tax rate multiplied by the Group’s profit/(loss) on ordinary activities before taxation to the Group’s current taxation charge is as follows:

	2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)
	(in millions except percentages)

Statutory income tax rate in region where majority of profits earned	35.0%	35.0%	35.0%
Profit/(loss) on ordinary activities before taxation	£25.3	£15.9	£(85.5)

Tax on profit/(loss) at U.S. Federal rate	8.9	£5.6	£(29.9)
Effect of:
Permanent differences	6.1	2.2	1.5
Brought forward losses	(13.5)	(5.9)	(1.9)
U.S. State and local taxes	0.5	0.3	1.4
Foreign tax	1.5	1.3	0.7
Exceptional items	1.9	2.9	31.6
Net other	1.6	0.8	2.2
Adjustments in respect of prior years	(0.7)	(0.7)	(3.8)
Current taxation charge (1)	£6.3	£6.5	£1.8

(1) Current tax comprises:
Tax before exceptional items	£6.4	£6.7	£2.0
Current tax benefit on exceptional items	(0.1)	(0.2)	(0.2)
	£6.3	£6.5	£1.8

The reconciliation is performed to the U.S. Federal tax rate as the majority of the Group’s profits are earned in the U.S.

The benefit of brought forward losses predominantly in the U.S. reduces tax cash payments.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

10. Tax on profit/(loss) on ordinary activities (continued)

(d) Analysis of deferred tax asset

	2004	2003
	(in millions)

U.S. operating losses	£22.5	£9.6
Warranties	9.8	10.1
U.S. AMT tax credits	4.8	—
Pensions and other deferred employee benefits	4.3	4.4
Accrued compensation	2.5	2.8
Other deferred tax assets	13.6	4.6
	57.5	31.5
Property, plant and equipment	(6.6)	(7.4)
Other deferred tax liabilities	(3.7)	(0.3)
	(10.3)	(7.7)
	£47.2	£23.8
Utilized within one year	30.3	25.6
Utilized within more than one year	16.9	(1.8)
	£47.2	£23.8

Deferred tax liabilities are recognized in full. Deferred tax assets are recognized to the extent that it is considered more likely than not that the asset will be recovered.

U.S. AMT tax credits may be used to offset U.S. regular tax liability in the U.S., and have an indefinite carryforward.

Deferred tax assets not recognized on the balance sheet are as follows:

	2004	2003
	(in millions)

Operating losses	£42.9	£74.9
Other	19.5	13.1
Total potential tax asset not recognized	£62.4	£88.0

In addition the Group has surplus ACT carried forward of £12.6 million (2003: £12.6 million) which is not recognized.

The Group’s U.S. operating losses are also subject to specific shareholder continuity requirements being met. If in a rolling three year period specified ownership requirements are breached then the amount of U.S. operating losses that could be utilized would be substantially reduced. This may lead to an impairment of the Group’s currently recognized deferred tax assets.

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

10. Tax on profit/(loss) on ordinary activities (continued)

The Group has the following losses available for offset against future operating profits:

	2004	2003
	(in millions)

United Kingdom losses	£78.9	£80.7
United States losses	119.2	162.9
Other territories	0.1	9.4
	£198.2	£253.0

The expiration of the Group’s U.S. losses will commence in fiscal 2007, in stages through to fiscal 2010, when they will fully expire if unused. Losses in the U.K. and other territories do not expire.

(e) Analysis of movement in deferred tax asset:

	2004	2003
	(in millions)

Balance at the beginning of the period	£23.8	£25.3
Credited/(charged) to the profit and loss account	23.9	(1.5)
Credited/(charged) to the profit and loss account - exceptional items	1.1	1.6
Currency realignment	(1.6)	(1.6)
Balance at the end of the period	£47.2	£23.8

11. Earnings/(loss) per share

	2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)
	(in millions)

Basic and diluted proft/(loss) attributable to shareholders	43.9	9.4	(86.7)

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Basic weighted average number of shares	399.6	399.2	351.0
Dilutive effect of executive share options	2.3	—	—
Diluted weighted average number of shares	401.9	399.2	351.0

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

11. Earnings/(loss) per share (continued)

	2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)
	(in pence)

Basic earnings/(loss) per share	11.0	2.4	(24.7)
Diluted earnings/(loss) per share	10.9	2.4	(24.7)

12. Intangible fixed assets: goodwill

	2004	2003
	(in millions)

Cost:
At the beginning of the period	£424.8	£450.0
Currency realignment	(29.1)	(25.2)
At the end of the period	395.7	424.8
Amortization:
At the beginning of the period	216.0	214.6
Provided during the period	12.1	13.8
Currency realignment	(14.7)	(12.4)
At the end of the period	213.4	216.0
Net book value at end of the period	£182.3	£208.8
Net book value at beginning of the period	£208.8	£235.4

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

13. Tangible fixed assets

	Land and buildings	Plant and equipment	Assets under construction	2004 Total	2003 Total
	(in millions)
(a) Cost:
At the beginning of the period	£65.2	£132.4	£3.4	£201.0	£204.3
Additions	1.3	6.3	6.4	14.0	10.0
Disposals	(1.8)	(4.7)	(0.1)	(6.6)	(6.7)
Reclassifications and transfers	(0.2)	3.3	(3.1)	—	—
Currency realignment	(3.7)	(7.2)	(0.2)	(11.1)	(6.6)
At the end of the period	60.8	130.1	6.4	197.3	201.0
Depreciation:
At the beginning of the period	23.0	96.2	0.2	119.4	116.3
Provided during the period	2.0	9.5	—	11.5	12.4
Disposals	(0.8)	(4.3)	(0.1)	(5.2)	(6.1)
Currency realignment	(1.3)	(5.1)	—	(6.4)	(3.2)
At the end of the period	22.9	96.3	0.1	119.3	119.4
Net book value at the end of the period	£37.9	£33.8	£6.3	£78.0	£81.6
Net book value at the beginning of the period	£42.2	£36.2	£3.2	£81.6	£88.0
The net book value of land and buildings comprise:
Freehold				£33.7	£38.0
Short leasehold				4.2	4.2
				£37.9	£42.2

The net book value of plant and equipment includes £0.1 million (2003: £0.3 million) of leased assets. The net book value of land and buildings includes £1.2 million (2003: £1.4 million) of leased assets.

	2004	2003
	(in millions)

(b) Capital commitments:
Contracted commitments for future capital expenditure	£3.3	£2.1

ENODIS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

14. Fixed asset investments

	Joint ventures
	Share of net assets	Goodwill	Total	Other unlisted Investments	Total 2004	Total 2003 (restated Note 2)
	(in millions)
Cost:
At the beginning of the period	£1.6	£1.2	£2.8	£2.0	£4.8	£5.3
Written off in the period	—	—	—	(0.6)	(0.6)	(0.5)
Currency realignment	(0.2)	—	(0.2)	—	(0.2)	—
At the end of the period	1.4	1.2	2.6	1.4	4.0	4.8
Amounts written off:
At the beginning of the period	—	0.2	0.2	0.6	0.8	0.4
Charged/(written off ) in the period	—	0.1	0.1	(0.2)	(0.1)	0.4
At the end of the period	—	0.3	0.3	0.4	0.7	0.8
Net book value at the end of the period	£1.4	£0.9	£2.3	£1.0	£3.3	£4.0
Net book value at the beginning of the period	£1.6	£1.0	£2.6	£1.4	£4.0	£4.9

The prior period has been restated to reflect that during fiscal 2004, the Group adopted UITF38. Consequently the impairments booked against the Group’s investment in own shares of £1.1 million and £0.3 million in fiscal 2001 and fiscal 2002 respectively have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds (see Note 23). Comparative periods have been restated to reflect this accounting treatment.

15. Stocks

	2004	2003
	(in millions)

Raw materials and consumables	£29.3	£26.0
Work in progress	8.0	7.9
Finished goods	35.8	32.6
	73.1	66.5
Property	10.1	8.7
	£83.2	£75.2

At period end, the Directors are not aware of any significant difference between book value and replacement value of stocks.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002
15. Stocks (continued)

The movements in the Groups stock provisions were:

	2004	2003	2002
	(in millions)

At the beginning of the period	£11.2	£13.3	£15.0
Charges to the provision	2.0	2.6	6.3
Amount utilized	(1.7)	(4.3)	(4.4)
Disposals	—	—	(3.1)
Currency realignment	(0.6)	(0.4)	(0.5)
At the end of the period	£10.9	£11.2	£13.3

16. Debtors

	2004	2003
	(in millions)

Trade debtors (less allowance for doubtful accounts of £4.8 million at 2004 (2003: £5.2 million))	£95.9	£ 98.4
Other debtors	10.8	14.7
Prepayments and accrued income	5.0	5.2
	£111.7	£118.3

The movements in the Groups provisions for doubtful accounts and sales returns were:

	2004	2003	2002
	(in millions)

At the beginning of the period	£6.6	£7.0	£5.7
Charges to the provision	1.0	1.1	3.2
Amount utilized	(1.0)	(1.3)	(0.4)
Disposals	—	—	(1.3)
Currency realignment	(0.3)	(0.2)	(0.2)
At the end of the period	£6.3	£6.6	£7.0

17. Creditors falling due within one year

	2004	2003
	(in millions)
(a) Borrowings:
Bank loans and overdrafts	£7.9	£6.7
Term loan	—	44.5
Deferred financing costs	(0.7)	(1.9)
Total (Note 19)	£7.2	£49.3

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

17. Creditors falling due within one year (continued)

	2004	2003
	(in millions)
(b) Other creditors:
Trade creditors	£66.7	£57.1
Other creditors	6.9	6.9
Current tax	11.3	11.4
Other taxes and social security	3.1	4.3
Accruals and deferred income	95.6	94.9
	£183.6	£174.6

18. Creditors falling due after more than one year

	2004	2003
	(in millions)

Term loan	£—	£55.3
Revolving credit facility	28.3	—
10\!% senior subordinated loan notes	100.0	100.0
Deferred financing costs	(3.9)	(6.0)
Other loans	6.1	9.4
Obligations under finance leases (Note 26)	1.4	1.5
Total (Note 19)	£131.9	£160.2

19. Total borrowings

	2004	2003
	(in millions)

Bank loans and overdrafts	£7.9	£6.7
10\!% senior subordinated loan notes	100.0	100.0
Term loan	—	99.8
Revolving credit facility	28.3	—
Deferred financing costs	(4.6)	(7.9)
Other loans	6.1	9.4
	137.7	208.0
Obligations under finance leases	1.4	1.5
	139.1	£209.5

Due within one year	7.2	£49.3
Due after more than one year	131.9	160.2
	£139.1	£209.5

An analysis of the maturity of debt is given in Note 20.

On September, 17 2004, the Group entered into a new five year unsecured revolving credit agreement (“the Facility”) replacing the existing senior secured credit facility. The new facility comprises a $225.0 million multi-currency revolving credit facility provided by a small syndicate of banks. Drawings under the Facility bear interest at between 0.75% and 1.50% above LIBOR as periodically determined by reference to certain agreed financial ratios. Current drawings bear interest at LIBOR + 0.95%.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

19. Total borrowings (continued)

The Group’s revolving credit facility contains customary financial and operating covenants including, among other things, covenants to maintain minimum ratios of EBITDA to total interest costs and maximum ratios of total net debt to EBITDA. The Group’s revolving credit facility also includes covenants relating to the making of acquisitions, disposals, certain restricted payments, mergers and liens.

Most of our significant subsidiaries are guarantors under the Facility and have unconditionally guaranteed all of the outstanding obligations under the Facility Agreement.

The £100.0 million senior subordinated loan notes bear interest at 10\!% and mature in April 2012. The Group has entered into cross-currency swaps to change part of the underlying currency profile of this debt. Two contracts have been entered into to exchange an aggregate of £60.0 million for U.S.dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the Group’s assets.

The Group may from time to time use interest rate swaps or forward rate agreements to change a portion of its debt between fixed and floating rates, to manage the impact of changes in interest rates on the Group’s interest charge. At October 2, 2004, the Group has no interest rate swaps or forward rate agreements outstanding.

Other loans consist primarily of £9.3 million of Industrial Revenue Bonds, (“IRB’s”) (2003: £10.0 million) off-set by a favorable revaluation of cross-currency swaps used to hedge debt of £4.2 million (2003: £1.8 million). The IRB’s are either at fixed rates of interest or are at rates of interest set periodically by reference to market rates. These bonds incurred rates of interest between 1.8% and 6.1% during the period.

The Group also had standby letters of credit outstanding of £42.6 million and £17.2 million at the end of fiscal 2004 and fiscal 2003, respectively.

20. Financial instruments

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

Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group’s policy not to hedge profit and loss account foreign exchange translation exposures. The Group’s U.S. dollar denominated interest cost provides a partial hedge to the Group’s results. Enodis has significant capital employed in overseas operations. As a result, the Group’s balance sheet can be affected by movements in foreign exchange rates. The Group has a policy to hedge at least 50% of this risk to limit the impact of currency movements. Accordingly, we have loans in the same currencies as the capital employed in the Group’s main overseas operating units. Cross currency swaps are also used to convert the currency of the Group’s borrowings to such functional currencies. At October 2, 2004 the Group had foreign currency forward contracts, through to 2009, totaling £97.7 million in various foreign currencies. This is in connection with hedging pounds sterling denominated debt as well as short term firm purchase commitments.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

20. Financial instruments (continued)

The Group finances its operations through a mix of retained profits and borrowings. As at October 2, 2004, the Group had gross borrowings of £143.7 million; £100.0 million of these borrowings were fixed through the Senior Notes. We had fixed (including cross currency swaps) and floating rate borrowings of £100.7 million and £43.0 million respectively.

As permitted by FRS13, short-term debtors and creditors have been excluded from the following disclosures.

(a)	Maturity profile of financial liabilities

	Bank borrowings and debentures	Other	2004 Total	Bank borrowings and debentures	Other	2003 Total
	(in millions)

Within one year or less or on demand	£7.9	£(0.7)	£7.2	£51.2	£(1.9)	£49.3
More than one year but not more than two years	—	1.1	1.1	13.1	(1.3)	11.8
More than two years but not more than three years	—	1.7	1.7	—	0.7	0.7
More than three years but not more than four years	—	(0.5)	(0.5)	—	1.5	1.5
More than four years but not more than five years	28.3	(0.4)	27.9	42.2	(0.5)	41.7
More than five years	—	101.7	101.7	—	104.5	104.5
Gross financial liabilities	£36.2	£102.9	£139.1	£106.5	£103.0	£209.5

Debt more than five years of £101.7 million (2003: £104.5 million) principally comprises senior subordinated notes of £100.0 million maturing in 2012.

The Group had the following undrawn borrowing facilities at the end of the period:

	2004	2003
	(in millions)

Expiration date
In more than two years but not more than five years	£54.4	£34.0

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

20. Financial instruments (continued)

(b) Interest rate profile: financial liabilities

	Total	Floating rate	Fixed rate	Non- interest bearing	Fixed weighted average interest rate	Weighted average period at fixed rate
					(%)	(years)
	(in millions, except percentages and years)

Sterling	£45.8	£10.4	£40.0	£(4.6)	10.4%	7.5
U.S.$	64.5	32.6	31.9	—	10.1	7.2
Euro	28.8	—	28.8	—	10.2	7.5
At October 2, 2004	£139.1	£43.0	£100.7	£(4.6)	10.2%	7.4

Sterling	£32.9	£0.8	£40.0	£(7.9)	10.4%	8.6
U.S.$	147.6	92.0	55.6	—	9.1	5.8
Euro	29.0	—	29.0	—	10.2	8.5
At September 27, 2003	£209.5	£92.8	£124.6	£(7.9)	9.8%	7.3

The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates.

The fixed rate financial liabilities mainly comprise the senior subordinated notes.

(c) Interest rate profile: financial assets

	Total	Floating rate	Non- interest bearing
	(in millions)

Sterling	£6.5	£2.4	£4.1
U.S.$	25.4	21.9	3.5
Euro	9.9	7.0	2.9
Other	11.6	9.4	2.2
At October 2, 2004	£53.4	£40.7	£12.7

Sterling	£42.3	£39.5	£2.8
U.S.$	17.6	16.1	1.5
Euro	10.8	6.8	4.0
Other	8.4	8.2	0.2
At September 27, 2003	£79.1	£70.6	£8.5

The non-interest bearing financial assets mainly comprise equity return investments and uncleared receipts.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

20. Financial instruments (continued)

(d) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities at the period end.

	2004		2003
	Book value	Fair Value	Book value	Fair value
	(in millions)
Primary financial instruments held or issued to finance the Group’s operations:
Short-term bank borrowings and current portion of long-term borrowings	£(7.9)	£(7.9)	£(49.3)	£(49.3)
Long-term borrowings	(28.3)	(28.3)	(55.3)	(55.3)
Cash deposits	52.4	52.4	77.7	77.7
Investments (see Note 14)	1.0	1.0	1.4	1.4
Other financial liabilities	(102.9)	(114.2)	(104.9)	(114.0)

The fair values of cash deposits and short-term borrowings approximate the carrying amount because of the short-term maturity of these instruments. The fair value of the long-term borrowings approximates the carrying value due to the debt being subject to floating rates or short-term fixed rates. The fair value of investments is viewed to approximate its carrying value. The fair value of the senior subordinated notes, included within other financial liabilities is based on the closing mid-price at the close of business on the balance sheet date.

	2004		2003
	Book value	Fair Value	Book value	Fair Value
	(in millions)
Derivative financial instruments held or issued to manage the interest rate and currency profile:
Forward foreign currency contracts	4.2	0.7	1.8	1.8
Interest rate swaps and similar contracts	—	—	—	£(2.6)

The fair values of the forward foreign exchange contracts (and interest rate swaps for fiscal 2003) have been estimated by reference to prices available from the markets on which the instruments are traded.

(e) Hedging

The Group’s policy is to hedge the following exposures (where appropriate):

-Interest rate risk - using interest rate swaps, caps and collars and forward rate agreements.

-Net investment in foreign currency risk - using cross currency swaps and borrowings in functional currencies.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is likely to be recognized.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

20. Financial instruments (continued)

Unrecognized gains and losses on instruments used for hedging are as follows:

	Gains		Losses
	2004	2003	2004	2003
	(in millions)		(in millions)

Forward foreign currency	£—	£1.8	£(0.1)	£(2.6)

(f) Currency profile

The main functional currencies of the Group are Sterling and U.S.$. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating units involved.

	Net Foreign currency assets/(liabilities)
Functional Currency of Group Operations	Sterling	U.S.$	Euro	Other	2004 Total	Sterling	U.S.$	Euro	Other	2003 Total
	(in millions)

Sterling	£—	£—	£0.1	£—	£0.1	£—	£—	£0.1	£—	£0.1
U.S. dollar	—	—	—	—	—	—	—	—	—	—
Other currencies	—	2.6	—	—	2.6	—	3.2	—	—	3.2
	£—	£2.6	£0.1	£—	£2.7	£—	£3.2	£0.1	£—	£3.3

21. Provisions for liabilities and charges

Analysis of movement in provisions	Property	Restructuring	Pensions and other Deferred employee benefits	Warranty	Total
	(in millions)

At September 28, 2002	£3.5	£1.3	£20.1	£19.4	£44.3
Charged/(released) to profit and loss account	3.3	6.1	1.1	0.5	11.0
Utilized/(released)	(2.9)	(4.7)	(1.0)	—	(8.6)
Reclassified	0.8	—	(0.8)	—	—
Currency realignment	—	(0.1)	(0.4)	(1.6)	(2.1)
At September 27, 2003	£4.7	£2.6	£19.0	£18.3	£44.6
Charged/(released) to profit and loss account	0.9	(0.1)	0.7	—	1.5
Utilized/(released)	(2.3)	(1.6)	(1.1)	—	(5.0)
Currency realignment	(0.1)	(0.2)	(0.9)	(1.4)	(2.6)
At October 2, 2004	£3.2	£0.7	£17.7	£16.9	£38.5

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

21. Provisions for liabilities and charges (continued)

Property provisions relate primarily to lease payments under onerous contracts.

Restructuring costs relate mainly to costs associated with fiscal 2003 cost reduction programmes and are expected to be utilized within approximately one year.

Pension scheme details are set out in Note 24.

Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

Warranty provisions have been recognized for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments. Note - the Group also has warranty liabilities classified within other creditors.

22. Called up share capital

	2004	2003	2004	2003
	Number	Number	£	£
(a) Number and value of shares:	(in millions, except share data)
Ordinary shares of 50p each
Authorized	600,000,000	600,000,000	£300.0	£300.0
Allotted, called up and fully paid	401,058,807	400,465,587	£200.5	£200.2

1,269,341 ordinary shares of the Company (2003: 1,269,341) are held in an independently managed Executive Share Option Plan (“ESOP”) trust.

The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Company to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Group finances the ESOP trust by way of an interest free loan of £2.09 million.

The ESOP trust has waived the right to receive dividends on all shares held. Costs are borne by the sponsoring company and written off in the period in which they are incurred.

Ordinary shares
(b) Movement of ordinary shares during the period:
At the beginning of the period	400,465,587
Share options exercised	593,220
At the end of the period	401,058,807

The proceeds of the exercises of share options in the period to October 2, 2004 amounted to £0.4 million (2003: £nil).

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

22. Called up share capital (continued)

(c) Option schemes During the period, the Group has operated the following shareholder approved employee option schemes using new shares:

	Number of Options
	At September 27, 2003	Granted	Exercised	Lapsed	At October 2, 2004

Sharesave Scheme (1992)*	52,474	—	—	5,168	47,306
Executive Share Scheme (1995)*	2,062,833	—	—	1,065,288	997,545
Executive Share Scheme (2001)	14,675,397	8,043,419	593,220	877,158	21,248,438

The Company has outstanding at October 2, 2004 the following options to subscribe for ordinary shares:

	Year	Price pence	Date from which exercisable	Last expiry date	Number

Sharesave Scheme (1992)*	1998	164.13	01.09.05	01.03.06	17,107
	1999	156.03	01.09.04	01.03.05	13,623
	1999	156.03	01.09.06	01.03.07	2,590
	2000	209.64	01.09.05	01.03.06	8,203
	2000	209.64	01.09.07	01.03.08	5,783
					47,306

	Year	Price pence	**Date from which exercisable	**Last expiry date	Number

Executive Share Scheme (1995)*	31.03.95	186.64	31.03.98	31.03.05	22,328
	01.07.97	116.60	01.07.00	01.07.07	290,215
	28.07.99	212.88	28.07.02	28.07.09	413,697
	03.07.00	260.73	03.07.03	03.07.10	201,161
	03.07.00	260.89	03.07.03	03.07.10	45,445
	21.12.00	175.13	21.12.03	21.12.10	24,699
					997,545

Executive Share Scheme (2001)	22.01.01	146.56	21.01.04	21.01.11	1,696,136
	22.01.01	170.41	21.01.04	21.01.11	135,737
	12.06.01	146.56	12.06.04	12.06.11	38,867
	10.09.01	81.78	10.09.04	10.09.11	444,063
	21.03.02	147.00	21.03.05	21.03.12	884,614
	21.03.02	85.50	21.03.05	21.03.12	4,481,316
	09.08.02	50.00	09.08.05	09.08.12	261,266
	22.11.02	59.00	22.11.05	22.11.12	2,754,645
	11.08.03	63.50	11.08.06	11.08.13	2,850,000
	19.11.03	84.00	19.11.06	19.11.13	7,701,794
					21,248,438

*No further options can be granted under these schemes.
**Subject to performance conditions being achieved.
The maximum aggregate number of shares over which options may be granted under all schemes, taking into account options outstanding and exercised in the ten year period up to the date of grant, shall not exceed 10% of the issued share capital of the Company on the date of grant. As at October 2, 2004, the Company had 16,086,580 options available for future grant, in accordance with the Options Scheme rules.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

23. Reserves

Movements on reserves during the period were as follows:

	Share premium account	Profit and loss account	ESOP Trust
	(in millions)
At September 28, 2002	£234.2	£(277.6)	£—
Retained profit/(loss) for the period	—	9.4	—
Currency translation differences on foreign currency net investments (b)	—	(4.6)	—
Prior year adjustment (d)	—	1.4	(2.4)
At September 27, 2003	£234.2	£(271.4)	£(2.4)
Retained profit/(loss) for the period	—	43.9	—
Shares issued	0.1	—	—
Currency translation differences on foreign currency net investments (b)	—	(8.2)	—
At October 2, 2004	£234.3	£(235.7)	£(2.4)

(a)	As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account for the parent company is not presented. The loss for the period in the accounts of the parent company before dividends is £1.7 million (2003: £0.2 million profit).

(b)	The currency realignment arises on the translation of interests in the opening net assets of overseas subsidiary entities and associated undertakings, long-term foreign borrowings used to finance overseas investments and on the translation of the profit and loss account for the period to closing rate.

(c)	Goodwill written off directly against profit and loss reserve amounts to £270.8 million (2003: £270.8 million).

(d)	The prior period has been restated to reflect that during the period, the Group adopted UITF38. Consequently the impairments booked against the Group’s investment in own shares of £1.1 million and £0.3 million in Fiscal 2001 and Fiscal 2002 respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4 million. At 2 October 2004, the market value of the shares was £1.1 million.

24. Group pension schemes and other post retirement medical schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution type. The Group currently accounts for pensions and other post retirement benefits under SSAP 24. Under the transitional arrangements for FRS17, the Group is required to provide additional disclosures relating to its pension and other post retirement medical schemes. These follow the SSAP 24 disclosures below. The pension costs and balance sheet entries included in the accounts and disclosed in the notes to the financial statements have been prepared by the Group with the assistance of independent, qualified actuaries. The total pension cost for the period was £5.0 million (2003: £5.2 million, 2002: £3.6 million). There is a provision for pension costs of £12.3 million (2003: £12.4 million) in the balance sheet as at October 2, 2004 arising from the accumulated difference between the contributions paid and the corresponding pension costs.

The total employer contributions payable to the Group’s defined contribution schemes over the period and included in the costs quoted above was £3.2 million (2003: £3.6 million, 2002: £4.4 million). At October 2, 2004, there were no outstanding/prepaid contributions (2003: £ nil).

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

24. Group pension schemes and other post retirement medical schemes (continued)

In addition, the total cost for the post retirement medical schemes in North America was £0.5 million (2003: £0.4 million, 2002: £0.3 million). There is a provision for post retirement medical schemes in the balance sheet as at October 2, 2004 of £3.5 million (2003: £3.9 million).

SSAP 24

(a)	A number of the Group’s full-time U.K. employees as at October 2, 2004 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the U.K. is the Berisford (1948) Pension Scheme (“the Berisford Scheme”). A valuation was carried out by a qualified independent actuary at March 31, 2004 using the projected unit method. Following the valuation it was agreed that the employer would pay contributions at the rate of 30% of pensionable salaries. The main financial assumptions used in the valuation are set out below:

Investment returns Investment returns	5.5% p.a.
Increase in:
Salaries Increase in salaries	4.3% p.a.
Present and future pensions Present and future pensions	5.0% p.a.

The total market value of the Berisford Scheme’s assets at the last valuation date was £77.7 million. The funding level after allowing for future increases in earnings, and using a market value of assets, was 99%.

(b)	Enodis Corporation maintains a 401(k) plan which covers most of its employees and the employees of any related company that has adopted the Plan as an employer. This is a defined contribution arrangement.

(c)	Scotsman Industries maintains a pension plan which covers certain of its employees with frozen accrued benefits. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the U.S. Employee Retirement Income Security Act of 1974.

The last valuation of the main defined benefit plan was as at January 1, 2004. No regular employer contributions are currently being paid to this arrangement.

The following main assumptions were used to calculate net pension costs for pension plans in the U.S. in the 53 weeks ended October 2, 2004:

Discount rate	5.8% p.a.
Future salary increases	N/A
Future pension increases	nil

The total market value of the total U.S. plan assets as at October 2, 2004 was £19.2 million. The funding level of the funded U.S. plans as a percentage of accrued benefits, after allowing for future increases in earnings, and using a market value of assets, was 79%.

(d)	Scotsman Industries also operates two post retirement medical plans. Pension expense for the period has been calculated using the FRS 17 assumptions as at October 2, 2004 disclosed below.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

24. Group pension schemes and other post retirement medical schemes (continued)

FRS 17

In the U.K., the figures for the Berisford Scheme have been based on a full actuarial valuation as at March 31, 2004 carried out by a qualified independent actuary. For the pension and post retirement medical plans in the U.S., the figures have been based on full actuarial valuations as at January 1, 2004, updated to the current year-end. All valuations have been updated to the year end.

The fair value of the assets in the Group’s defined benefit schemes and the expected rate of return were:

	Long term rate of return expected at October 2, 2004	Value at October 2, 2004	Long term rate of return expected at September 27, 2003	Value at September 27, 2003	Long term rate of return expected at September 28, 2002	Value at September 28, 2002
(in millions, except percentages)

Equities	7.3-8.0% p.a	£53.4	6.7 - 8.5% p.a	£52.2	6.4 -8.5% p.a	£46.6
Bonds	4.5-5.5% p.a	42.6	4.7 - 5.3% p.a	40.1	4.9 - 6.4% p.a	41.2
Property	—	—	6.7 - 7.0% p.a	1.9	6.4 - 7.3% p.a	2.7
Other	3.0-4.8% p.a	2.1	3.5 - 4.7%p.a	1.2	4.2 - 4.3%p.a	0.9
Total		£98.1		£95.4		£91.4

The present value of the liabilities of the Group’s schemes were calculated using the key assumptions set out below.

	October 2, 2004	September 27, 2003	September 28, 2002
(percent per annum)
Discount rate	4.5-5.8% pa	4.8 -6.3% pa	5.4-6.8% pa
Rate of increase in salaries	4.5% pa	4.2% pa	3.8% pa
Rate of increase in pensions in payment (where appropriate)	3.0% pa	2.7-5.0% pa	5.0% pa
Rate of increase in pensions in deferment (where appropriate)	3.0% pa	2.7% pa	2.3% pa
Medical cost inflation	12.0-5.0% pa	12.0-5.0% pa	10.0-5.0% pa
Price inflation	2.0-3.0% pa	2.7-3.0% pa	2.3% pa

The balance sheet position for the Group’s schemes as calculated under FRS 17 at the year end are as follows:

	October 2, 2004	September, 27 2003	September 28, 2002
	(in millions)
Fair value of assets	£98.1	£95.4	£91.4
Present value of scheme liabilities	(117.3)	(123.8)	(111.9)
Surplus or deficit in the scheme	(19.2)	(28.4)	(20.5)
Related deferred tax asset or liability	4.4	5.5	3.8
Net pension asset/(liability)	£(14.8)	£(22.9)	£(16.7)

At October 2, 2004, the total net pension asset for pension plans with assets in excess of liabilities was £nil (2003: £nil).

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

24. Group pension schemes and other post retirement medical schemes (continued)

If the above pension and other post retirement liabilities were recognized in the financial statements at October 2, 2004, the Group’s profit and loss reserve would be as follows:

	October 2, 2004	September 27, 2003 (restated)	September 28, 2002
	(in millions)

Profit and loss reserve excluding pension and post retirement benefit liability	£(224.2)	£(259.5)	£(269.6)
Pension and post retirement benefit provision	£(14.8)	(22.9)	(16.7)
Profit and loss reserve including pension and post retirement benefit liability	£(239.0)	£(282.4)	£(286.3)

Analysis of the amount charged/(credited) to operating profit:

	2004	2003	2002
	(in millions)
Current service cost	£0.9	£1.0	£0.7
Past service cost	—	—	0.5
Previously unrecognized surplus deducted from above	—	—	(0.5)
Total operating charge	£0.9	£1.0	£0.7

Analysis of other amounts charged/(credited) to profit and loss account:

	2004	2003	2002
	(in millions)
Loss/(gain) arising from settlements or curtailments	—	£0.4	£1.3
Previously unrecognized surplus deducted from above	—	—	(0.2)
Total loss arising from settlements and curtailments	—	£0.4	£1.1

Analysis of the amount charged/(credited) to other finance income:

	2004	2003	2002
	(in millions)
Expected return in pension plan assets	£5.7	£5.6	£7.6
Interest on pension plan liabilities	£(6.6)	(6.6)	(6.9)
Net return	£(0.9)	£(1.0)	£0.7

Net cost (operating charge plus other amounts less finance income):

	2004	2003	2002
	(in millions)

Net cost	£1.8	£2.4	£1.1

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

24. Group pension schemes and other post retirement medical schemes (continued)

Analysis of the actuarial gain/(loss) recognized in statement of total recognized gains and losses (“STRGL”):

	2004	2003	2002
	(in millions)
Gain/(loss) - Actual return less expected return on pension assets	£2.7	£6.3	£(14.0)
Gain/(loss) - Experience losses arising on the liabilities	5.9	(0.9)	(0.1)
Gain/(loss) - Loss arising from changes in assumptions underlying the present value of the liabilities	(0.3)	(7.7)	(4.9)
Actual gain/(loss) recognized in STRGL	£8.3	£(2.3)	£(19.0)

Movement in deficit:

	2004	2003	2002
	(in millions)
Surplus/(deficit) at the beginning of the period	£(28.4)	£(20.5)	£(0.3)
Unrecognizable surplus at the beginning of the period	—	—	(0.7)
Recognizable deficit at the beginning of the period	(28.4)	(20.5)	(1.0)
Additional schemes included in disclosures for 2003	—	(4.5)	—

Movement in the period:
Current service cost	(0.9)	(1.0)	(0.7)
Contributions and benefit payments	1.8	0.8	0.5
Past service costs (after deducting from unrecognizable surplus)	—	—	—
Settlement gain/(loss) (after deducting from unrecognizable surplus)	—	(0.4)	(1.1)
Other finance income/(expense)	(0.9)	(1.0)	0.7
Actuarial gain/(loss)	8.3	(2.3)	(19.0)
Foreign currency movements	0.9	0.5	0.1
Unrecoverable surplus/(deficit) at end of the period	£(19.2)	£(28.4)	£(20.5)

Experience gains and losses:

	2004	2003	2002
	(in millions except percentages)

Difference between expected and actual return on assets in £m	£2.7	£6.3	£(14.0)
Percentage of assets	2.8%	6.6%	(15%)

Experience gains and losses on liabilities in £m	£5.9	£(0.9)	£(0.1)
Percentage of the present value of the liabilities	5.2%	0.7%	—%

Total amount recognized in statement of total recognized gains and losses in £m	£8.3	£(2.3)	£(19.0)
Percentage of the present value of the liabilities	7.1%	1.9%	17%

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

25. Contingencies

(i)	Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis, et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37 million paid by Consolidated to Enodis Group between 1988 and 1998. As previously discussed in our fiscal 2003 accounts, on January 7, 2003, the Indiana District Court entered a partial summary judgement for $8.6 million against Enodis Corporation in relation to the complaint by the Trustee that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer under U.S. bankruptcy law. On July 28, 2004, the Bankruptcy Court issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and held that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the trustee was entitled to recover $30 million paid by Consolidated, plus prejudgment interest, for a total of approximately $43 million. This judgment is in addition to the summary judgment issued by the United States District Court in 2003. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous decision of the District Court when it is appropriate to do so. Enodis Group, having considered the advice from its external legal counsel, believes the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believes it is probable that Enodis’ appeals will be successful.

    The Group is also involved in other Consolidated lawsuits involving $3.25 million of specified claims as well as other claims for unspecified damages. These claims are currently pending and we continue to defend them vigorously.

Other parties in cases pending against Consolidated have threatened to sue Enodis Corporation as Consolidated’s alter ego. Currently, however, no party other than the Trustee is actively pursuing this theory against Enodis Corporation.

(ii)	There are customary tax and other warranties and indemnities in respect of companies and businesses sold in previous years.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

26. Lease obligations

The Group enters into various leases for land, buildings, plant and equipment. Leases for land and buildings are normally for periods of 10 to 20 years while leases for plant and equipment are usually for shorter periods of 3 to 5 years. Certain leases contain renewal and purchase options that can be entered into upon the expiration of the lease agreement.

None of the Group’s leases impose any material restrictions on its operations or financing activities.

	2004	2003
	(in millions)

(a) The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year	£0.2	£0.2
Between one and two years	0.2	0.2
Between two and three years	0.2	0.3
Between three and four years	0.2	0.2
Between four and five years	0.2	0.2
After more than five years	1.1	1.0
	2.1	2.1
Finance charges allocated to future periods	(0.7)	(0.6)
	£1.4	£1.5
Disclosed in the financial statements as:
Creditors due after more than one year (Note 18)	£1.4	£1.5

	2004	2003
	(in millions)
(b) Operating lease payments which the Group is committed to make during the next financial year are analyzed as follows:
Leases expiring:
Within one year	£1.5	£2.2
Between one and two years	0.5	0.6
Between three and five years	1.1	0.7
Thereafter	4.1	4.5
	£7.2	£8.0

The above operating lease payments predominantly relate to land and buildings.

2004
(in millions)

(c) Operating lease payments which the Group is committed to make are analyzed as follows:
Within one year	£7.2
Between one and two years	5.5
Between two and three years	5.1
Between three and four years	4.9
Between four and five years	4.5
Thereafter	28.9
£56.1

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

26. Lease obligations (continued)

2004
(in millions)

(d) Operating lease payments which the Group is entitled to receive are analyzed as follows:
Within one year	£0.9
Between one and two years	1.0
Between two and three years	1.0
Between three and four years	1.0
Between four and five years	0.9
Thereafter	2.9
£7.7

27. Principal subsidiaries and significant investment

	Country of incorporation	Percentage held at October 2, 2004	Details of holding of share capital
Food equipment
Castel MAC S.p.A.	Italy	100	8,300,000 0.52 Euro shares
Cleveland Range LLC.	USA	100	n/a
Cleveland Range Ltd.	Canada	100	32,449 Class A no par value shares
Convotherm Elektrogerate GmbH	Germany	100	1,533,875 6 Euro shares
Convotherm Singapore Pte Ltd.	Singapore	100	100,000 $1 shares
Enodis Corporation	USA	100	100 US$0.01 par value common stock
Enodis Deutschland GmbH	Germany	100	25,000 50 Euro shares
Enodis France SA	France	100	7,500 16 Euro shares
Enodis Group Limited	England	100	700,000,001 £1 ordinary shares
Enodis Holdings Limited*	England	100	364,885,489 £1 ordinary shares
Enodis Iberia SA	Spain	100	200 300 Euro shares
Enodis U.K. Limited	England	100	5,000 £1 ordinary shares
Frimont S.p.A.	Italy	100	16,000,516 46 Euro shares
Frymaster L.L.C.	USA	100	n/a
Garland Commercial Industries, Inc.	USA	100	10 no par value common stock
Garland Commercial Ranges Limited	Canada	100	2,000 no par value common stock
Guyon Productions SA	France	100	50,000 16 Euro shares
Hartek Beverage Handling GmbH	Germany	100	1 share of 600,000 Euros
Jackson MSC Inc.	USA	100	100 shares no par value common stock
Kysor Industrial Corporation	USA	100	100 US$1 par value common stock
Lincoln Foodservice Products, Inc.	USA	100	1,000 no par value common stock
Linea.net, Milano SrL.	Italy	95	n/a
Merco/Savory, Inc.	USA	100	3,000 no par value common stock
Merrychef Limited	England	100	44,800 £1 ordinary shares
Mile High Equipment Company	USA	100	200 no par value common stock
New Ton Food Equipment Co. Limited	Thailand	99.9	1,959,995 Thai Baht ordinary shares
Scotsman Beverage Systems Limited	England	100	406,500,000 1p ordinary shares
Scotsman Group Inc.	USA	100	1,000 US$1 par value common stock
Scotsman Ice Systems SA (PTY) Ltd.	South Africa	51	51 1 Rand shares
Scotsman Ice Systems (Shanghai) Company Limited	China	100	1 share of US$ 2,150,000
Technyform Productions SA	France	100	2,500 15.24 Euro shares
The Delfield Company	USA	100	100 US$0.01 par value common stock
Vent Master (Europe) Limited	England	100	2,049,000 £1 ordinary shares
Viscount Catering Limited	England	100	1,500,000 £1 ordinary shares

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

27. Principal subsidiaries and significant investment (continued)

	Country of incorporation	Percentage held at October 2, 2004	Details of holding of share capital
Welbilt Manufacturing (Thailand) Limited (joint venture)	Thailand	50+	9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, L.P.	USA	100	n/a

Property
Enodis Investments Limited	England	100	65,775,400 50p ordinary shares
Enodis Investments Limited	England	100	145,805,094 50p preferred ordinary shares
Enodis Property Developments Limited	England	100	38,343,713 £1 ordinary shares
Investment
C. Czarnikow Limited	England	15++	150,000 £1 ordinary shares

+	Joint venture accounted for using the equity method.
++	Unlisted fixed asset investment accounted for using the cost method.

The subsidiary marked with an asterisk is held directly by the Company. All other trading subsidiaries and the investment are held through subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain companies. Certain subsidiaries of the Group have been excluded from the consolidation since, in aggregate, their inclusion is not material to the consolidated financial statements.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors

Reconciliation to accounting principles generally accepted in the United States of America

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"), which differ from U.S. GAAP in certain significant respects.

The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period and equity shareholders’ funds, when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP.

	Note		2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)	2004 (Note 2) (53 weeks)
	(in millions)
Profit/(loss) in accordance with U.K. GAAP			£43.9	£9.4	£(86.7)	$78.9
Items increasing/(decreasing) operating profit/(loss):	(*	)
Goodwill amortization	(a	)	12.1	13.5	(13.5)	21.8
Pension costs	(b	)	(3.2)	2.2	(2.5)	(5.8)
Deferred taxation	(c	)	(25.9)	(36.9)	(16.5)	(46.6)
Gain on sale of businesses	(d	)	—	—	18.0	—
Other	(e	)	(1.4)	2.6	(1.8)	(2.5)
Net profit/(loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle			25.5	(9.2)	(103.0)	45.8
Cumulative effect of change in accounting principle (SFAS 142)	(a	)	—	(84.9)	—	—
Net profit/(loss) in accordance with U.S. GAAP			£25.5	£(94.1)	£(103.0)	$45.8

Net profit/(loss) in accordance with U.S. GAAP represented by:	(*	)
Continuing operations			£23.3	£(11.7)	£(103.0)	$41.8
Gain on sale of discontinued operations			2.2	2.5	—	4.0
Cumulative effect of change in accounting principle			—	(84.9)	—	—
Net profit/(loss) in accordance with U.S. GAAP			25.5	(94.1)	(103.0)	$45.8
Other comprehensive income/(loss), net of tax
Pension gains/(losses) and prepayments			42.2	(1.8)	(48.9)	75.8
Financial instruments			2.6	(0.5)	(0.1)	4.7
Deferred taxation			(16.4)	2.1	17.1	(29.5)
Foreign currency translation adjustment			(14.7)	(12.8)	(4.5)	(26.4)
Other comprehensive income/(loss)			13.7	(13.0)	(36.4)	24.6
Total comprehensive income/(loss)			£39.2	£(107.1)	£(139.4)	$70.4

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation item.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

Basic earnings per share in accordance with U.S. GAAP	Note		2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2004 (Note 2) (53 weeks)

Basic earnings/(loss) per ordinary share in accordance with U.S. GAAP:	(f	)
Continuing operations			5.8p	(2.9)p	(29.3)p	$0.10
Gain on sale of discontinued operations			0.6p	0.6p	—	0.01
Cumulative effect of change in accounting principle			—	(21.3)p	—	—
			6.4p	(23.6)p	(29.3)p	$0.11

Diluted earnings per share in accordance with U.S. GAAP	Note		2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2004 (Note 2) (53 weeks)

Diluted earnings/(loss) per ordinary share in accordance with U.S. GAAP:	(f	)
Continuing operations			5.8p	(2.9)p	(29.3)p	$0.10
Gain on sale of discontinued operations			0.5p	0.6p	—	0.01
Cumulative effect of change in accounting principle			—	(21.3)p	—	—
			6.3p	(23.6)p	(29.3)p	$0.11

Equity shareholders’ funds	Note		2004	2003 (restated Note 2)	2004 (Note 2)
	(in millions)

Equity shareholders’ funds in accordance with U.K. GAAP			£196.7	£ 160.6	$353.6
Items increasing/(decreasing) equity shareholders’ funds:	(*	)
Goodwill	(a	)	85.4	79.2	153.5
Pension costs	(b	)	31.4	(9.2)	56.5
Deferred taxation	(c	)	(11.8)	32.4	(21.2)
Other	(e	)	2.3	(1.2)	4.0
Equity shareholders’ funds in accordance with U.S. GAAP			£304.0	£261.8	$546.4

Accumulated Comprehensive Income is comprised of the following:	Note	2004	2003	2004 (Note 2)
	(in millions)
	(*)
Minimum pension liability		£(8.5)	£(50.7)	$(15.3)
Financial instruments		2.2	(0.4)	4.0
Deferred taxation		2.8	19.2	(5.0)
Foreign currency translation adjustment		(31.9)	(17.2)	(57.3)
Accumulated other comprehensive income		£(35.4)	£(49.1)	$63.6

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation item.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

Description of differences

(a) Goodwill

Under U.K. GAAP, the policy followed prior to the introduction of FRS 10 (which is effective for accounting periods ended on or after December 23,1998 and was adopted on a prospective basis beginning in fiscal 1999) was to write off goodwill against equity shareholders’ funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS 10 requires goodwill to be capitalized and amortized over its estimated useful economic life. Under U.S. GAAP, goodwill arising on all acquisitions is capitalized. As a result, a difference between U.K. GAAP and U.S. GAAP arises on goodwill balances on acquisitions pre-implementation of FRS 10.

The Group has adopted a 20 year estimated useful life with respect to goodwill amortization, however effective from 29 September, 2002, under U.S. GAAP, the Group adopted the provisions of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) SFAS 142 requires the discontinuance of goodwill amortization, along with the requirement to perform goodwill impairment tests (as discussed below).

Under U.K. GAAP, goodwill is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group assesses if the carrying amount of goodwill is recoverable by using discounted cash flows. When the cash flow analysis indicates that goodwill is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount exceeds the present value of the assets of the related reporting unit.

Under U.S. GAAP, impairment tests are performed on at least an annual basis or when facts and circumstances indicate that a potential impairment exists. These impairment tests require a comparison of the book value of net assets to the fair value of the related reporting units that have goodwill assigned to them. The Group estimates the fair values of its reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate plus a suitable control premium as well as considering the Group’s market capitalization. If the fair value of any individual reporting unit is determined to be less than its book value, a second step is performed for the reporting unit to compute the amount of the impairment. In this process, the fair value for goodwill is estimated, based in part on the fair value of the reporting unit as determined during step one, less the fair value of its net assets. The shortfall of calculated goodwill from step two and the carrying value of goodwill attributable to the reporting unit represents the amount of goodwill impairment.

Differences also arise upon the calculation of goodwill under U.K. and U.S. GAAP due to differences in determining net asset values at the time of acquiring subsidiaries. The following table shows a roll forward of the Group’s U.S. GAAP goodwill balances:

	2004	2003
	(in millions)

Net U.S. GAAP goodwill:
At the beginning of the period	£288.0	£391.0
Cumulative effect of change in accounting principle	—	(84.9)
Currency realignment	(20.3)	(18.1)
At the end of the period	£267.7	£288.0

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

A reconciliation of the previously reported U.S. GAAP net profit/(loss) and earnings/(loss) per share to the amounts adjusted to exclude the amortization of goodwill under U.S GAAP is as follows:

	2004	2003	2002
	(in millions except per share)

Reported net profit/(loss) in accordance with U.S. GAAP	£25.5	(£94.1)	(£103.0)
Add: Goodwill amortization	—	—	32.5
Adjusted net profit/(loss) in accordance with U.S. GAAP	£25.5	(£94.1)	(£70.5)

Basic earnings/(loss) per share in accordance with U.S. GAAP	6.4p	(23.6)p	(29.3)p
Add: Goodwill amortization	—	—	9.2p
Adjusted basic earnings/(loss) per share in accordance with U.S. GAAP	6.4p	(23.6)p	(20.1)p

Diluted earnings/(loss) per share in accordance with U.S. GAAP	6.3p	(23.6)p	(29.3)p
Add: Goodwill amortization	—	—	9.2p
Diluted earnings/(loss) per share in accordance with U.S. GAAP	6.3p	(23.6)p	(20.1)p

(b) Pension costs

In the Group’s consolidated financial statements, pension costs are accounted for in accordance with SSAP 24 with costs being charged to income over employees’ estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing the plan’s assets and a different method of amortizing surpluses or deficits.

(c) Deferred taxation

The Group accounts for taxes in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”) under US GAAP and in accordance with FRS 19, “Deferred Tax” (“FRS 19”) for UK GAAP. SFAS 109 requires the recognition in full of deferred tax assets or liabilities for temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recorded for tax losses, capital losses and tax credits that are available to be carried forward and offset against the appropriate type of income or tax liability arising in future periods. Deferred taxes are measured at the enacted tax rates. To the extent that it is more likely than not (a likelihood of more than 50%) that all or a portion of the Company’s deferred tax assets will not be realized, a valuation allowance is recorded. Such assessment is based on the availability of both positive and negative evidence about future taxable profits.

Under U.K. GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on enacted or substantially enacted tax rates. Net deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

The resulting fiscal 2004 adjustments of £25.9 million and £11.8 million in the reconciliation of net income and Equity shareholders’ funds from UK GAAP to US GAAP, respectively relate to the timing of recognition of certain deferred tax assets related to tax losses as well as the tax effect on the other reconciling items.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

The movement in the Group’s deferred tax valuation allowance under U.S. GAAP is as follows:

	2004	2003
	(in millions)

Balance at the beginning of the period	£82.9	£54.3
Increase/(decrease) in valuation allowance	(5.9)	32.1
Currency realignment	(1.9)	(3.5)
Balance at the end of the period	£75.1	£82.9

The reconciliation of the U.S. Federal tax rate multiplied by the Group’s U.K. GAAP profit/(loss) on ordinary activities before taxation to the Group’s U.K. GAAP taxation charge is as follows:

	2004 (53 weeks)	2003 (52 weeks)	2002 (restated Note 2) (52 weeks)
	(in millions except percentages)

Statutory income tax rate in region where majority of profits earned	35.0%	35.0%	35.0%
Profit/(loss) on ordinary activities before taxation	£25.3	£15.9	£(85.5)

Tax on profit/(loss) at U.S. Federal rate	8.9	£5.6	£(29.9)
Effect of:
Permanent differences	6.1	2.2	1.5
U.S. operating loss utilization and asset recognition	(36.6)	(3.1)	11.8
U.S. State and local taxes	0.5	0.3	1.4
Foreign tax	1.5	1.3	0.7
Goodwill impairment	—	—	17.1
Net other	0.9	0.1	(1.6)
U.K. GAAP tax on (profit)/loss on ordinary activities	£(18.7)	£6.4	£1.0

(d) Gain on sale of businesses

Differences in the carrying value of the net assets of businesses under U.S. GAAP give rise to a different calculation of the gain on sale.

(e) Other

 In the Group’s consolidated financial statements, immaterial differences arise between UK and US GAAP.  These differences relate to the required accounting treatments for leasing transactions, share option costs, restructuring and relocation charges, derivative instruments, loss contingencies, long-lived assets and capitalized interest.  The net effects of these GAAP differences are disclosed as “Other” in the reconciliations above.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

(f) Earnings per ordinary share

Earnings per ordinary share information is calculated based on:

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2004 (53 weeks) (Note 2)
	(in millions except per share amounts)

Earnings/(loss) attributable to ordinary shares in accordance with U.S. GAAP	£25.5	£(94.1)	£(103.0)	$45.8
Weighted average number of ordinary shares in issue (Note 11)
Basic	399.6	399.2	351.0	399.6
Diluted	401.9	399.2	351.0	401.9
Basic earnings/(loss) per share	6.4p	(23.6)p	(29.3)p	$0.11
Diluted earnings/(loss) per share	6.3p	(23.6)p	(29.3)p	$0.11

Due to losses incurred for fiscal 2003 and fiscal 2002, the denominator in the Groups diluted earnings/(loss) per share calculation for those years does not include the impact of any share options as the effect would have been antidilutive. 3.8 million share options with exercise price ranges from £1.17 to £2.61 were not included in the fiscal 2004 computation of diluted earnings per share because the exercise prices of these share options were greater than the average market price of the shares for that period.

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

Deferred financing costs
Under U.S. GAAP, the classification of deferred financing costs differs from that required under U.K. GAAP. Under U.K. GAAP, deferred financing costs are classified within net borrowings. Under U.S. GAAP, such costs are included within assets.

Deferred taxation
Under U.K. GAAP, deferred tax assets and liabilities are often classified as current. Under U.S. GAAP, deferred tax assets are classified as current or non-current based on the classification of the related asset or liability. A deferred tax asset or liability that is not related to an asset or liability is classified according to the expected reversal date of the temporary difference.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

New U.S. Accounting Pronouncements
During 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) and (“FIN 46R”) These Interpretations require the Group to consolidate variable interest entities for which the Group is deemed to be the primary beneficiary and disclose information about variable interest entities in which the Group may have a significant variable interest. These Interpretations became effective during fiscal 2004 and did not have any impact upon our financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosure about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.  These disclosure requirements were effective for our fiscal 2004 year end and have been included in “Pension Costs” below.

In May 2004, the FASB issued Staff Position No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act 2003” (“FSP 106-2”), which supersedes FSP 106-1.  FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act 2003 (“the Act”) for employers that sponsor post-retirement health care plans that provide prescription drug benefits.  It also requires certain disclosures regarding the effect of the federal subsidy provided by the Act.  FSP 106-2 is effective for periods beginning after June 15, 2004, however as at the end of fiscal 2004 the final regulations under the Act were not completed. We believe that the effects of FSP 106-2 will not be material to our future results of operations, cash flow or financial position.

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

Summary consolidated cash flow information as presented in accordance with U.S. GAAP:

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Cash was provided by/(used in):
Operating activities	£52.4	£47.5	£46.0
Investing activities	(14.2)	(9.4)	79.6
Financing activities	(63.1)	(32.5)	(91.6)
Discontinued operations	—	(1.3)	—
Currency realignment	(0.4)	0.7	(0.7)
Net increase/(decrease) in cash	(25.3)	5.0	33.3
Cash and cash equivalents at the beginning of the period	77.7	72.7	39.4
Cash and cash equivalents at the end of the period	£52.4	£77.7	£72.7

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

A reconciliation between the consolidated statements of cash flows presented in accordance with U.K. GAAP and U.S. GAAP, using U.K. GAAP measurement principles, is set out below:

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)

Operating activities:
Net cash inflow from operating activities	£75.3	£73.5	£72.6
Return on investments and servicing of finance	(16.2)	(18.9)	(23.3)
Taxation	(6.7)	(7.1)	(3.3)
Net cash inflow from operating activities in accordance with U.S. GAAP	£52.4	£47.5	£46.0

Investing activities:
Payments to acquire tangible fixed assets	£(14.0)	£(10.0)	£(9.9)
Receipts from sale of tangible fixed assets	0.6	0.6	0.9
Payments/(receipts) for acquisitions and disposals	(0.8)	—	88.6
Net cash flow from investing activities in accordance with U.S. GAAP	£(14.2)	£(9.4)	£79.6

Financing activities:
Financing	£(62.6)	£(32.5)	£(72.7)
Financing fees paid	(0.5)	—	(18.9)
Net cash flow from financing activities in accordance with U.S. GAAP	£(63.1)	£(32.5)	£(91.6)

ADDITIONAL FINANCIAL INFORMATION

Warranty Liabilities

As at October 2, 2004, the Group had £30.2 million of warranty liabilities for estimates of the future costs expected to be incurred under product warranties given in connection with the sale of the Group’s products. Analysis of movement in warranty liabilities in the period is as follows:

	2004	2003	2002
	(in millions)
Balance at the beginning of the period	£31.4	£33.0	£36.2
Charges	16.1	17.6	21.2
Amount utilized	(15.1)	(17.5)	(19.9)
Disposals	—	—	(2.5)
Foreign currency translation	(2.2)	(1.7)	(2.0)
Balance at the end of the period (i)	£30.2	£31.4	£33.0

(i) Warranty liabilities are included within both provisions and other creditors on the Group’s balance sheet.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

Pension costs
The Group sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

A number of the Group’s full time U.K. employees as at October 2, 2004 are members of defined benefit arrangements with assets held in separate trustee administered funds. The defined benefit scheme in the U.K. is the Berisford (1948) Pension Scheme.

Enodis Corporation maintains a 401(k) plan which covers most of its employees and the employees of any related company that has adopted the Plan as an employer. This is a defined contribution arrangement.

Scotsman Industries maintains a pension plan which covers certain of its employees with frozen accrued benefits. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the U.S. Employee Retirement Income Security Act of 1974.

The measurement date for our pension disclosures is the last day of our fiscal year. For fiscal 2004 and fiscal 2003, this date was October 2, 2004 and September 27, 2003 respectively.

For the Group’s significant plans, given the intent to provide deferred benefit pension plan participants with a post-retirement benefit, the assets of the plans are invested with the primary objective of obtaining long term total return to satisfy the necessary pension funding requirements.

Full discretion in portfolio investment decisions is given to the plans’ fund managers, subject to the operating guidelines detailed below.  Additionally, the fund managers should exercise fiduciary care in all investment decisions and are expected to minimize all costs and expenses involved with managing the plans’ assets.

With consideration given to the long-term goals of the funds, the following target ranges are defined as suitable for portfolio asset allocations:

	U.S. Plans	Non U.S. Plan

Equity	60%	54%
Fixed Income	40%	46%

Should market movements create asset exposure outside of the above range, reallocation should be effected in an orderly manner.

For the Group’s U.K. plan, a review was performed by the Trustees of the investment strategy of the Plan, with the assistance of external consultants. As a result of this review, the Trustees decided in the circumstances of the Scheme it would be appropriate to follow an approach which more clearly matched the pension liabilities of the Scheme which led to favoring fixed income securities over equities. Subsequent to the end of fiscal 2004, the Trustees agreed a strategy of moving progressively to an all government bond portfolio as the funding position of the Plan improves. It is anticipated that this will take place over a number of years.

The Trustees will continue to monitor the investment strategy in the light of the obligations to the beneficiaries of the Plan giving due regard to the Principal Employer’s requirements concerning the size and frequency of contributions.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

The Group’s U.S. plans’ are funded through a wide variety of mutual and non-mutual funds.  The Trustees require a plan that offers equity, fixed income, money market, and balanced investment options.  These investments have the following general characteristics: well-diversified with different investment objectives and different risk/return characteristics; charges, expenses, and adjustments that apply to the investments are clearly described in detailed disclosure materials; considered for U.S. plans to be mutual funds; charge “reasonable” expenses; and provide detailed account statements that keep participants informed about investment performance and expenses within their individual accounts.

The Groups expected rate of return on plan assets is determined based upon a weighted average of the expected returns on each asset class. The returns for each asset class are determined after considering current and historical asset performance.

In addition, a Retirement Plans Committee for our U.S. Plans and the Trustees of our U.K. plan meet regularly to review the performance and characteristics of each investment.  The selection of investment will be in accordance with procedures adopted by the Trustees.

Information for the Group’s defined benefit plans is as follows:

	Pension Plans
	2004		2003		2002
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions)
Change in benefit obligation:
Accumulated benefit obligation, beginning of the period	£29.0	£90.8	£29.2	£81.7	£37.5	£77.0
Service cost	0.3	0.7	0.3	0.9	0.3	1.0
Interest cost	1.6	4.7	1.8	4.2	2.3	4.3
Plan participants’ contributions	—	—	—	0.1	—	0.1
Plan settlement	—	—	0.4	—	—	—
Plan amendment	—	—	—	—	0.5	—
Net actuarial loss	1.0	(7.0)	2.9	7.5	0.1	3.2
Benefits paid	(1.8)	(4.2)	(3.6)	(3.9)	(9.6)	(4.0)
Foreign exchange	(2.2)	—	(2.0)	0.3	(1.9)	0.1
Accumulated benefit obligation, end of the period	£27.9	£85.0	£29.0	£90.8	£29.2	£81.7
Change in plan assets:
Fair value of plan assets, beginning of the period	£20.6	£74.8	£22.5	£68.8	£35.0	£77.8
Actual return on plan assets	1.8	6.9	2.8	9.5	(1.4)	(5.5)
Employer contributions	0.2	1.3	0.3	-0.3	0.2	0.4
Plan participants’ contributions	—	—	—	0.1	—	0.1
Benefits paid	(1.8)	(4.2)	(3.6)	(3.9)	(9.6)	(4.0)
Foreign exchange	(1.6)	—	(1.4)	—	(1.7)	—
Fair value of plan assets, end of the period	£19.2	£78.8	£20.6	£74.8	£22.5	£68.8

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

	Pension Costs
	2004		2003		2002
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions, except percentages)

Funded status	£(8.6)	£(6.2)	£(8.4)	£(16.0)	£(6.7)	£(12.9)
Unrecognized prior year service	0.9	—	1.1	—	1.3	—
Unrecognized transition asset	—	—	—	(1.5)	—	(2.9)
Unrecognized net actuarial (gain)/loss	9.0	32.4	-9.7	43.9	8.9	43.1
Prepaid pension cost	£1.3	£26.2	£2.4	£26.4	£3.5	£27.3

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	£1.3	£26.3	£—	£(4.6)	£—	£—
Accrued benefit liability	(10.2)	(0.5)	(8.9)	(10.9)	(7.4)	(13.7)
Unamortized service cost	2.1	—	—	—	—	—
Intangible fixed asset	—	—	2.5	—	3.0	—
Accumulated other comprehensive loss	8.1	0.4	8.8	41.9	7.9	41.0
Net amount recognized	£1.3	£26.2	£2.4	£26.4	£3.5	£27.3

	Pension Costs
	2004		2003		2002
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions, except percentages)
Components of net periodic benefit cost:
Service cost	£0.3	£0.7	£0.3	£0.9	£0.3	£1.0
Interest cost	1.6	4.7	1.8	4.2	2.3	4.3
Expected return on plan assets	(1.3)	(4.3)	(1.8)	(4.7)	(2.7)	(6.1)
Amortization of unrecognized prior service costs	0.1	—	0.1	—	0.1	—
Amortization of transition obligation	—	(1.5)	—	(1.5)	—	(1.5)
Amortization of actuarial loss	0.4	2.4	0.4	2.5	0.2	1.4
Settlement charge	—	—	0.4	—	2.4	—
Net periodic pension cost	£1.1	£2.0	£1.2	£1.4	£2.6	£(0.9)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	£27.9	£85.0	£29.0	£90.8	£29.2	£81.7
Accumulated benefit obligation	27.9	85.0	29.0	90.8	29.2	81.7
Fair value of plan assets	19.2	78.8	20.6	74.8	22.5	68.8

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

	Pension Costs
	2004		2003		2002
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(in millions, except percentages)
Weighted average assumptions used to determine the benefit obligation:
Discount rate	5.8%	5.5%	6.3%	5.3%	6.8%	5.4%
Rate of compensation increase	n/a	4.5%	n/a	4.2%	n/a	3.8%
Expected return on assets	6.8%	6.2%	8.5%	5.9%	8.5%	6.9%

Weighted average assumptions used to determine the net benefit cost:
Discount rate	6.3%	5.3%	6.8%	5.4%	6.8%	6.1%
Rate of compensation increase	n/a	4.2%	n/a	3.8%	n/a	4.5%
Expected return on assets	8.5%	5.9%	8.5%	6.9%	8.5%	8.1%

£0.2 million is the estimate of pension contributions expected to be paid by Enodis Plc or its subsidiaries within the next 12 months.

The fair value of pension plan assets is split between the following asset categories:

	2004		2003
	U.S.	Non-U.S.	U.S.	Non-U.S.

Equity securities	61.7%	52.7%	62.0%	52.9%
Fixed investments	36.6%	34.3%	37.2%	43.3%
Real estate	—%	—%	—%	2.5%
Cash	1.7%	2.2%	—%	1.1%
Other	—%	10.8%	0.8%	0.2%
	100.0%	100.0%	100.0%	100.0%

The estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following periods:

	Pension Plans	Post-retirement Medical Plans
	(in millions)

No later than one year	£1.8	£0.2
Between one and two years	1.8	0.2
Between two and three years	1.8	0.2
Between three and four years	1.9	0.3
Between four and five years	1.9	0.3
Between five and ten years	9.7	1.4

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

The following healthcare trend rates were used:

For year end 2004:
A gross healthcare trend rate of 12% was used for 2004 pre 65 and post 65 benefits. Trend rates were assumed to decrease uniformly to 5% to 2008 and remain at this level beyond.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on 2004 expense and year end liabilities.

	Increase	(Decrease)
	(in millions)

Effect on total of service and interest cost components	£—	£—
Effect on post retirement benefit obligation	0.4	(0.3)

For year end 2003:
A gross healthcare trend rate of 10.0% was used for 2003 pre 65 and post 65 benefits. Trend rates were assumed to increase gradually to 12.0% in 2004 and then decrease gradually to 5.0% in 2008 and remain at this level beyond.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on 2003 expense and year end liabilities.

	Increase	(Decrease)
	(in millions)

Effect on total of service and interest cost components	£—	£—
Effect on post retirement benefit obligation	£0.4	£(0.3)

For year end 2002:
A gross healthcare trend rate of 10.0% was used for 2002 pre 65 and post 65 benefits. Trend rates were assumed to decrease gradually to 5.0% in 2007 and remain at this level beyond.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on 2002 expense and year end liabilities.

	Increase	(Decrease)
	(in millions)

Effect on total of service and interest cost components	£—	£—
Effect on post retirement benefit obligation	£0.4	£(0.4)

Other post retirement benefits - The Group maintains plans that provide certain healthcare benefits to certain employees retiring from the Group on or after attaining a certain age and who have rendered at least 10 years of service to the Group. These plans are unfunded. The Group reserves the right to change or terminate the benefits at any time.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

	Post-retirement Medical Plans (North America only)
	2004	2003	2002
	(in millions, except percentages)
Change in benefit obligation:
Accumulated benefit obligation, beginning of the period	£4.5	£4.1	£2.9
Service cost	—	—	0.1
Interest cost	0.2	0.3	0.2
Plan participants’ contributions	0.2	0.2	0.2
Plan amendment	—	—	—
Net actuarial (gain)/loss	0.1	0.7	1.1
Benefits paid	(0.4)	(0.4)	(0.4)
Foreign exchange	(0.2)	(0.4)	—
Accumulated benefit obligation, end of the period	£4.4	£4.5	£4.1

In accordance with FSP 106-2, certain of the Group’s Post-retirement Medical Plans are within the scope of the Medicare Prescription Drug, Improvement and Modernization Act 2003 (“the Act”). As at the end of fiscal 2004 the final regulations under FSP – 106-2 were not completed and accordingly the accumulated benefit obligation as at this date does not reflect any amounts associated with any available subsidies under the Act.

	Post-retirement Medical Plans (North America only)
	2004	2003	2002
	(in millions, except percentages)
Change in plan assets:
Employer contributions	£0.3	£0.2	£0.2
Plan participants’ contributions	0.2	0.2	0.2
Benefits paid	(0.4)	(0.4)	(0.4)
Fair value of plan assets, end of the period	£0.1	£—	£—
Funded status	£(4.4)	£(4.5)	£(4.1)
Unrecognized prior year service	(0.1)	(0.1)	(0.2)
Unrecognized net actuarial (gain)/loss	0.9	0.9	0.9
Accrued pension cost	£(3.6)	£(3.7)	£(3.4)
Amounts recognized in the balance sheet consist of:
Accrued benefit cost	£(2.8)	£—	£—
Accrued benefit liability	(0.8)	(3.7)	(3.4)
	£(3.6)	£(3.7)	£(3.4)

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

	Post-retirement Medical Plans (North America only)
	2004	2003	2002
	(in millions, except percentages)

Components of net periodic benefit cost:
Service cost	£—	£—	£0.1
Interest cost	0.2	0.3	0.2
Unrecognized prior year service	(0.1)	—	—
Amortization of unrecognized losses	0.1	—	—
Net periodic pension cost	£0.2	£0.3	£0.3

Weighted average assumptions used to determine the benefit obligation for post-retirement medical plans:
Discount rate	5.8%	6.3%	6.8%
Expected return on assets	n/a	n/a	n/a
Rate of compensation	n/a	n/a	n/a

Weighted average assumptions used to determine the net periodic benefit cost for post-retirement medical plans:
Discount rate	6.3%	6.8%	7.5%
Expected return on assets	n/a	n/a	n/a
Rate of compensation	n/a	n/a	n/a

£0.2 million is the estimate of post_retirement medical contributions expected to be paid by Enodis Plc or its subsidiaries within the next 12 months.

Derivative Instruments

Net investment hedges
Under U.S. GAAP changes in the fair value of a derivative designated and qualified as an effective net investment hedge are included within Equity Shareholders’ funds and Other Comprehensive Income (“OCI”) until earnings are affected by the hedged item. Settlement amounts and ineffective portions of the Group’s hedges are removed from OCI and recorded in earnings.  The Group discontinues hedge accounting prospectively when it is determined that the derivative no longer qualifies as an effective hedge, or when it is no longer probable that the investments will remain.  When hedge accounting is discontinued because the derivative no longer qualifies as an effective hedge, the derivative continues to be carried on the balance sheet at its fair value, with subsequent changes in its fair value recognized in current period earnings. Gains and losses related to discontinued hedges that were previously accumulated in OCI will remain in OCI until the disposal of the underlying investment.

Cash flow hedges
From time to time, the Group enters into interest rate swaps to convert some of its floating rate borrowing to fixed rate borrowings and designates such interest rate swaps as cash flow hedges. Under U.S. GAAP, upon designation of the Group’s derivatives as cash flow hedges, prospective changes in the fair value of the derivative are recognized in OCI.  All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

            At the end of fiscal 2004, the Group was not party to any interest rate swap agreements. None of the Group’s hedges were deemed ineffective during fiscal 2004.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

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

The individual schemes which comprise the Group’s long term incentive programs and have outstanding grants are as follows: the Sharesave Scheme (1992), the Executive Share Scheme (1995) and the Executive Share Scheme (2001). Options granted under the Group’s Executive Share Scheme (1995) and (2001) are subject to certain performance criteria.

In addition to the aforementioned plans, shareholder approval has also been obtained for a Share Matching Scheme, a new Sharesave Scheme and an employee stock purchase plan for the Company’s ADSs (the "employee stock purchase plan") (although none of these plans has yet been implemented). Under the Share Matching Scheme, executives may be awarded matching free shares linked to the deferral of their annual cash bonuses. No awards have been made under this scheme and the Board has decided not to operate it for the time being. The employee stock purchase plan has been designed to qualify under Section 423 of the U.S. Internal Revenue Code of 1986. As such, the plan is non-compensatory. No options have been granted under this plan in the current year. Grants of options under both plans are limited to 4,800,000 ADSs, which equates to 19,200,000 ordinary shares.

Under U.S. GAAP, the Group applies the intrinsic value method of accounting for its share options under APB 25. Applying the provisions of APB 25, no charge to profit and loss arose during fiscal 2004. Had compensation cost for all option plans been determined consistent with the fair value provisions of SFAS 123, the Group’s net profit/(loss) and earnings/(loss) per share in accordance with U.S. GAAP would have been adjusted to the pro forma amounts detailed below, which were calculated using the Black_Scholes option pricing model and the following assumptions:

	Fiscal Years Ended
	October 2, 2004	September 27, 2003	September 28, 2002

Dividend yield	0.0%	0.0%	2.5%
Volatility	70.3%	70.4%	65.5%
Risk-free interest rate	2.5%	2.4%	5.1%
Expected life in years	3.0	3.0	3.0

Net profit/(loss) as reported (in millions)	£25.5	£(94.1)	£(103.0)
Deduct: Total stock based compensation benefit/(expense) determined under the fair value based method for all awards	(2.8)	—	0.6
Pro forma net profit/(loss)	£22.7	£(94.1)	£(102.4)
Basic U.S. GAAP earnings/(loss) per ordinary share (in pence):
As reported	6.4p	(23.6)p	(29.3)p
Pro forma	5.7p	(23.6)p	(29.2)p
Diluted U.S. GAAP earnings/(loss) per ordinary share (in pence):
As reported	6.3p	(23.6)p	(29.3)p
Pro forma	5.6p	(23.6)p	(29.2)p

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

A summary of the status of the Group’s four share option plans during the periods October 2, 2004, September 27, 2003 and September 28, 2002 is presented in the following table:

	Sharesave scheme (1992)		Executive Share Scheme (1984)		Executive Share Scheme (1995)		Executive Share Scheme (2001)
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding at September 29, 2001	1,527,102	£1.47	144,333	£1.26	3,679,645	£1.99	4,634,884	1.35
Granted	—	—	—	—	—	—	6,604,174	0.95
Exercised	(2,042)	1.12	—	—	—	—	—	—
Forfeited	(1,402,179)	1.45	—	—	(1,142,593)	1.93	(1,845,822)	1.31
Outstanding at September 28, 2002	122,881	1.66	144,333	1.26	2,537,052	2.02	9,393,236	1.08
Granted	—	—	—	—	—	—	6,461,490	0.61
Exercised	—	—	—	—	—	—	—	—
Forfeited	(70,407)	1.57	(144,333)	1.26	(474,219)	2.08	(1,179,329)	1.15
Outstanding at September 27, 2003	52,474	1.78	—	—	2,062,833	2.02	14,675,397	0.87
Granted	—	—	—	—	—	—	8,043,419	0.84
Exercised	—	—	—	—	—	—	(593,220)	0.59
Forfeited	(5,168)	2.05	—	—	(1,065,288)	2.05	(877,158)	0.95
Outstanding at October 2, 2004	47,306	£1.75	—	£—	997,545	£1.98	21,248,438	£0.86
Weighted average remaining contractual life (years) as at October 2, 2004	2.3		—		4.4		7.7

Options exercisable at October 2, 2004	13,623	£1.56	—	£—	997,545	£1.98	2,342,728	£1.35

The weighted average fair value of options granted was £0.40, £0.29 and £0.33 in 2004, 2003 and 2002. The exercise price for all options is equal to the market price at the date of grant.

ENODIS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002

28. Supplementary Information for U.S. Investors (continued)

The following table summarizes the Group’s share option plans for options outstanding at October 2, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price £	Options	Weighted Average Exercise Price £

£0.49 - £1.00	18,493,084	8.5	£0.77	471,988	£0.81
£1.01 - £1.50	2,909,833	6.3	1.44	2,025,218	1.46
£1.51 - £2.00	216,084	5.0	1.71	196,387	1.72
£2.01 - £2.50	427,683	4.8	2.13	413,697	2.13
£2.51 - £3.02	246,605	5.7	2.60	246,606	2.61
£0.49 - £3.02	22,293,289	8.1	£0.91	3,353,896	£1.55

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENODIS PLC
December 21, 2004	By:	/s/ David S. McCulloch
David S. McCulloch Chief Executive Officer

Exhibit No.	Description of Document
1.1	Certificate of Incorporation, as amended.(1)
1.2	Memorandum of Association of the Registrant.(2)
1.3	Articles of Association of the Registrant.(2)
2	Indenture in respect of 10 3/8% senior subordinated notes due 2012, between the Registrant and The Bank of New York, acting through its London branch, as Trustee, dated March 26, 2002.(2)
4.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADSs issued thereunder, including the form of ADS.(1)
4.2	The Registrant’s Employee Stock Purchase Plan and Form of Subscription Agreement.(3)
4.3	The Registrant’s Share Matching Scheme.(3)
4.4	The Registrant’s Sharesave Scheme 2002.(4)
4.5	Employment agreement between Enodis Corporation and David S. McCulloch, dated as at June 1, 2003. (5)
4.6	Employment agreement between Enodis Corporation and W. David Wrench, dated as at July 21, 2003. (5)
4.7	Employment agreement between Enodis Corporation and Robert C. Eimers, dated as at July 21, 2003. (5)
4.8
Supplemental Agreement between the Registrant and The Royal Bank of Scotland plc as Facility Agent dated November 17, 2003. Portions of this exhibit have been omitted under a request for confidential treatment filed with the SEC. (5)

4.9	The Registrant’s Executive Share Option Scheme (1993) incorporating amendments to November 18, 2003. (5)
4.10	The Registrant’s Executive Share Option Scheme (1995) incorporating amendments to November 18, 2003. (5)
4.11	The Registrant’s Executive Share Option Scheme (2001) incorporating amendments to November 18, 2003. (5)
4.12	Facility Agreement between the Registrant and The Royal Bank of Scotland plc as acting Agent dated September 17, 2004.
8	Significant Subsidiaries.
12	Section 302 Certifications (Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended).
13	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to our registration statement on Form 20-F (File No. 1-15032), filed on June 9, 2000, as amended by Amendment No. 1, filed on June 28, 2000 and as amended by Amendment No. 2, filed on July 5, 2000.

(2)	Incorporated by reference to our registration statement on Form F-4 (File No. 333-85102), filed on March 28, 2002, as amended by Amendment No. 1, filed on June 17, 2002, as amended by Amendment No. 2, filed on July 15, 2002, as amended by Amendment No. 3, filed on August 15, 2002, and as amended by Amendment No. 4, filed on August 27, 2002.

(3)	Incorporated by reference to our registration statement on Form S-8 (File No. 333-61638), filed on May 25, 2001.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 1-15032), for the fiscal year ended September 29, 2001.

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 27, 2003.